Form 20-F
period 2000-12-31
PRIMACOM AG
filed 2001-04-05
CIK 1077945

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F
(Mark One)

|_| REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

|X| ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

      For the fiscal year ended December 31, 2000

                                       OR

|_| TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934

      For such transition period from _______ to _______

                        Commission file number: 000-30004

                                   PRIMACOM AG

             (Exact name of Registrant as specified in its charter)

                           Federal Republic of Germany

                 (Jurisdiction of incorporation or organization)

                                 Hegelstrasse 61
                                   55122 Mainz
                               011 49 6131 931000

                    (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

    Title of each class               Name of each exchange on which registered
          None                                     Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

                  Bearer Ordinary Shares, with no nominal value

                                (Title of Class)

  American Depositary Shares, each representing one-half of one Ordinary Share

                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

                                (Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 19,728,552

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |_| Item 18 |X|

TABLE OF CONTENTS

PART I ......................................................................................1

      ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS.........................1
      ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE.......................................1
      ITEM 3.  KEY INFORMATION...............................................................1
      ITEM 4.  INFORMATION ON THE COMPANY...................................................15
      ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS.................................49
      ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES...................................62
      ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTION.............................69
      ITEM 8.  FINANCIAL INFORMATION........................................................71
      ITEM 9.  THE OFFER AND LISTING........................................................71
      ITEM 10. ADDITIONAL INFORMATION.......................................................72
      ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK...................81
      ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.......................82

PART II ....................................................................................82

      ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES..............................82
      ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE
               OF PROCEEDS .................................................................82
      ITEM 15. [RESERVED]...................................................................82
      ITEM 16. [RESERVED]...................................................................82

PART III ...................................................................................82

      ITEM 17. FINANCIAL STATEMENTS.........................................................82
      ITEM 18. FINANCIAL STATEMENTS.........................................................83
      ITEM 19. EXHIBITS.....................................................................84

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3. KEY INFORMATION

      In addition to historical information, this annual report includes forward-looking statements. These statements relate to our future prospects, developments and business strategies and are based on analyses of forecasts of future results and estimates of amounts not yet determinable. These forward-looking statements are made only as of the date of this annual report, and we do not undertake to publicly update or revise these statements, whether as a result of new information, future events or otherwise.

      These forward-looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Most of these statements are contained in sections entitled "Item 3.D Risk Factors," "Item 3.A Selected Financial Data," "Item 4.B Business Overview," and "Item 5. Operating and Financial Review and Prospects" and other sections of this annual report.

      These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this annual report. Many of the factors that will determine these results, performance and achievements are beyond our control. Such factors, among others, include:

o the speed and cost at which we are able to implement our cable television, or CATV, network upgrades and the response from our subscribers to the new services and products offered to them on our broadband networks,

o     changes in technology,

o changes in the competitive environment for CATV network and broadband network operators,

o changes in governmental regulation of the German, Dutch and EU telecommunications markets,

o our ability to successfully integrate the operations of the cable operators we acquire,

o our ability to manage our networks in regions where we have not operated in the past, and

o     our ability to secure adequate financing.

      The risks described above and in the other sections of this annual report are not exhaustive. We operate in a very competitive and rapidly changing environment. New risks, uncertainties and other factors emerge from time to time and it is not possible for us to predict all such risks, nor can we assess the impact of all such risks on our business or the extent to which any risk, or combination of risks, may cause actual results to differ materially from those contained in any forward-looking statements as a prediction or guarantee of actual results.

      A. Selected Financial Data

      The selected consolidated statement of operations data set forth below for the years ended December 31, 1998, 1999 and 2000 and the selected consolidated balance sheet data set forth below as at December 31, 1998, 1999 and 2000 have been derived from our financial statements included elsewhere in this annual report, which have been audited by Ernst & Young, independent auditors. The selected consolidated statement of operations data set forth below for the years ended December 31, 1996 and 1997 and the consolidated balance sheet data set forth below as at December 31, 1996 and 1997 have been derived from our financial statements, which have been audited by Ernst & Young. We commenced operations as a combined entity under the name PrimaCom AG, following the merger of KabelMedia Holding AG and Suweda Elektronische Medien- und Kabelkommunikations AG, two similarly sized German cable television operators, on December 30, 1998. In this merger, shares of KabelMedia were issued to the shareholders of Suweda as consideration in the merger and KabelMedia was the surviving corporate entity, which then changed its name to PrimaCom AG.

      Our consolidated financial statements for 1996, 1997 and 1998 were prepared using Deutsche Mark and have been restated in Euro using the Council of the European Union's official fixed conversion rate between the Euro and the Deutsche Mark of DM1.95583 per (euro)1.00. The Deutsche Mark and the Euro will continue to have legal tender status through a transition period ending June 30, 2002. Our consolidated financial statements for 1999 and 2000 were prepared in Euro and are not restated from Deutsche Mark into Euro.

      For purposes of U.S. GAAP, the merger was accounted for under the purchase method as a reverse acquisition of KabelMedia by Suweda and Suweda was treated as the accounting acquirer. As a result, Suweda's historical financial statements for periods prior to the merger are treated as our historical financial statements. The selected consolidated data presented below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

                                                                            Year Ended December 31,
                                            -------------------------------------------------------------------------------------
                                               1996                1997                1998                1999            2000
                                            ----------          ----------         ----------           ----------     ----------
                                            (euro)'000          (euro)'000         (euro)'000           (euro)'000     (euro)'000
Revenues .........................            40,359              42,847              49,339             105,949         124,343
Operating costs and expenses:
  Operations .....................             9,116              10,238              13,062              24,543          30,191
  Selling, general and
    administrative ...............             8,803               8,168               6,271              18,590          28,584
  Corporate overhead .............                --                  --               1,278              12,413          17,219
  Depreciation and amortization ..            13,159              13,564              16,072              61,277          75,530
                                             -------             -------             -------             -------         -------
    Total ........................            31,078              31,970              36,683             116,823         151,524
                                             -------             -------             -------             -------         -------
Operating profit (loss) ..........             9,281              10,877              12,656             (10,874)        (27,181)
Interest expense:
  Related party ..................               366                 288                  11                  --              --
  Bank debt ......................             2,646               2,618               2,550               9,995          24,629
  Sale-leaseback .................             5,134               5,085               5,301               2,115           1,544
  Senior notes ...................                --                  --                  --               3,764              --
                                             -------             -------             -------             -------         -------
    Total ........................             8,146               7,991               7,862              15,874          26,173

Other income (expense) ...........                --              12,055                (232)               (767)          1,690
Income (loss) from continuing                 -------             -------             -------             -------         -------
    operations before income taxes
    and other items ..............             1,135              14,941               4,562             (27,515)        (51,664)
Income tax expense ...............               821               2,268                 827               1,667           4,258
                                             -------             -------             -------             -------        --------
Income from continuing operations
  before minority interest and
  equity earnings ................               314              12,673               3,735             (29,182)        (55,???)
Minority interest in net income of
  subsidiaries ...................               609               2,767                 303                  70              94
Equity loss in affiliate .........                --                  --                  --                  --            (128)
Income (loss) from continuing
  operations .....................              (295)              9,906               3,432             (29,252)        (56,144)
Income (loss) from discontinued
  operations, net of income tax
  benefit ........................               959              (6,977)             (2,922)                 --              --

Extraordinary loss, net of income
  tax ............................                --                  --                  --                  --          (8,180)

Net income (loss) ................               664               2,929                 510             (29,252)        (64,324)
                                             =======             =======             =======             =======       =========
Balance Sheet Data (at period end)
Total assets .....................           127,501             132,500             609,229             586,636       1,077,845
Total debt .......................           145,794             147,863             332,800             224,762         754,533
Total liabilities ................           159,338             158,160             368,757             257,961         808,463
Shareholders' equity (deficiency)            (33,399)            (31,748)            240,031             328,590         269,184

Cash Flow Data
Net cash provided by (used in)
  operating activities ...........        15,120              (3,121)             28,565              44,214           11,685
Net cash provided by (used in)
  investing activities ...........        (8,594)             15,972               8,451             (47,858)        (387,759)
Net cash provided by (used in)
  financing activities ...........        (7,638)             (3,309)            (39,706)              4,164          372,350
Capital expenditures (excluding
  acquisitions) ..................         9,918                   5               3,110              34,071           99,817
Operations Data
Homes passed(1) ..................       608,681             612,590           1,335,052           1,422,826        1,916,870
Ready for service homes(2) .......            --                  --                  --              30,456          413,000
Number of television subscribers .       325,514             329,010             877,152             919,641        1,302,297
Number of Internet subscribers ...            --                  --                  --                 150           16,381
Number of Digital television
 subscribers......................            --                  --                  --                  --            4,569
Video penetration(3) .............          53.5%               61.2%               65.7%               64.6%           53.92%
Internet penetration(4) ..........            --                  --                  --                 0.5%            3.97%
Digital penetration(5) ...........            --                  --                  --                  --             1.17%
Average monthly revenue per
  subscriber(6) ..................         10.54               10.84               11.41                9.46             9.49
EBITDA(7) ........................        22,440              24,441              28,728              50,403             38.9%
EBITDA margin(8) .................          55.6%               57.0%               58.2%               47.6%          48,349
ADJUSTED EBITDA
ADJUSTED EBITDA MARGIN............

(1) At end of the period. In 2000, 1,393,870 homes were passed by coaxial backbone and 523,000 were homes passed by fiber optic cable.
(2)   Upgraded from the fiber node to the home (862 MHz and two-way capable).
(3)   Television subscribers as a percentage of homes passed.
(4)   Internet subscribers as a percentage of ready for service homes.
(5)   Number of digital subscribers as a percentage of ready for service homes.
(6) Historical average monthly revenue per subscriber equals (a) revenues for the period divided by the number of months in the period divided by (b) the average monthly number of subscribers for such period.
(7) We define EBITDA as earnings (loss) before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because it is the most commonly used measure in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.
(8)   EBITDA margin is EBITDA divided by revenues.

      Exchange rate information

      Effective January 1, 1999, Germany and ten other members of the European Union introduced the Euro as their common currency and established fixed conversion rates between their existing sovereign currencies and the Euro. Currency exchanges traded the Euro beginning January 4, 1999. Beginning on January 1, 2002, the Euro will be the official currency of all member countries. There will be a transition period ending June 30, 2002 during which the local currencies of participating countries may still be used alongside the Euro.

      The table below sets forth, for the periods and dates indicated, certain information concerning the exchange rate for the Euro against the U.S. Dollar, based on the noon buying rate and expressed in Euro per U.S. Dollar. Since the Euro did not exist during the whole of this period, a portion of the information stated has been derived from the noon buying rate in The City of New York for cable transfers in Deutsche Mark, as certified for customs purposes by the Federal Reserve Bank of New York, expressed as DM per U.S. Dollar and converted to Euro at the fixed exchange rate between the Euro and the Deutsche Mark of DM1.95583 per (euro)1.00.

                                                                 U.S. Dollar per Euro
                                                       -----------------------------------------
                                                       Period-end     Average
Calendar Year                                             Rate         Rate(1)   High       Low
-------------                                          -----------   ---------  ------    ------
1996..............................................        0.7867       0.7705   0.8004    0.7339
1997..............................................        0.9199       0.8893   0.9617    0.7881
1998..............................................        0.8523       0.8993   0.9480    0.8211
1999..............................................        0.9930       0.9445   0.9984    0.8466
2000..............................................        0.9388       0.9207   1.0355    0.8270

----------

(1) The average of the noon buying rate on the last business day of each month during the year.

      The following table sets forth, for the period indicated, certain information concerning the noon buying rate of U.S. Dollar per Euro.

                                                                     U.S. Dollar per Euro
                                                          Period-end
 Month                                                       Rate          High             Low
------                                                       ----          ----             ---
September 2000....................................          .8837          .8993           .8462
October 2000......................................          .8486          .8806           .8270
November 2000.....................................          .8694          .8694           .8382
December 2000.....................................          .9388          .9388           .8765
January 2001......................................          .9308          .9535           .9181
February 2001.....................................          .9212          .9395           .9057
March 2001                 .......................          .8794          .9340           .8794
April 2001 (until April 3) .......................          .8930          .8930           .8824

      On April 3, 2001, the noon buying rate of U.S. Dollar per Euro was
(euro)0.8930 = $1.00.

      The rates stated above are provided solely for the convenience of the reader and are not necessarily the exchange rates, if any, we used in the preparation of our consolidated financial statements included elsewhere in this annual report. No representation is made that Deutsche Mark or Euro could have been, or could be, converted into U.S. Dollars at these rates or at any other rates, or at all.

      B. Capitalization and Indebtedness

      Not applicable.

      C. Reasons for Offer and Use of Proceeds

      Not applicable.

      D. Risk Factors

      Risk associated with our business

      We expect our net losses to continue and to increase in the short term

      We incurred net losses of approximately (euro)64,324,000 in the year ended December 31, 2000. We expect to continue to incur net losses in the near term and we cannot assure you that we will be able to generate net income in the future.

      Our substantial leverage poses potential financial and operating problems

      As of December 31, 2000, we have approximately (euro)754,333,000 in debt outstanding and approximately (euro)269,184,000 in shareholders' equity. This substantial leverage poses the risk that:

      o a significant portion of our cash flow from operations will have to be dedicated to servicing our debt, and any remaining portion may not be adequate to fund our planned capital expenditures, operations, and acquisition strategy,

      o we could be more vulnerable to changes in general economic conditions, and to competitive pressures, as many of our competitors have greater financial resources than we do,

      o our operating and financial flexibility may be limited by restrictions imposed by various debt instruments, and

      o because certain of our borrowings are and will continue to be at variable rates of interest (including borrowings under our senior secured credit facility), we will be subject to higher interest expenses if interest rates increase.

      If we fail to comply with the covenants and other provisions of our debt instruments, our debt under these instruments could become payable prior to its scheduled repayment date. The agreements governing our existing debt limit, but do not prohibit, our ability to incur additional debt and we anticipate that we will incur additional debt in the future. For example, we may incur up to
(euro)1.0 billion in debt under our senior secured credit facility. Any new debt that we add to our current debt levels would exacerbate the risks described above.

      If our operating cash flows are not sufficient to meet operating expenses, capital expenditures and debt service requirements as they become due, we may be forced, in order to meet our debt service obligations, to:

      o reduce or delay capital expenditures, including those relating to the upgrade of our networks in Germany,

      o     sell assets, or

      o     forgo business opportunities.

      If we are unable to meet our debt service obligations, we could attempt to restructure or refinance our existing indebtedness or seek additional funding. We may not be able to do so on satisfactory terms, if at all.

      Our future capital expenditures and acquisitions may require additional financing, which may be difficult to obtain

      We may require additional capital to achieve our business strategy and sustain our growth. We cannot offer any assurance that our existing and anticipated sources of capital will be sufficient for our needs, or that we will be able to access additional capital if needed. Our future capital requirements will depend on acquisitions, competitive conditions, regulatory and technological developments and equipment costs and other costs associated with the deployment of our upgraded broadband networks. In particular, the actual amounts and timing of our capital requirements may vary significantly from our estimates. For example, we may need to seek additional capital sooner than we expect if:

      o we are unable to achieve a sufficient subscriber base and market penetration for our broadband services within our projected timeframe,

      o our development plans (in particular our cable network upgrade and expansion plans) change or our projections concerning supply, demand, prices, subscriber preferences, technological or regulatory developments or the cost of pursuing strategic opportunities prove to be inaccurate with respect to amounts, rates or timing,

      o delays or cost overruns occur in the construction, testing or activation of our broadband network, or

      o we are unable to implement or renegotiate concession agreements in Germany as we expand or upgrade our network.

      We may not be able to obtain additional capital on terms that are favorable or even acceptable to us. In addition, our current financing arrangements contain covenants that restrict, among other things, our ability to incur additional debt. Any failure by us to raise such capital would require us to delay or abandon some or all of our plans, which could materially adversely affect our business and our ability to pay interest and other amounts due on our debt.

      We may be unable to integrate the operations of Multikabel NV or other networks we have recently acquired and may acquire in the future

      On September 18, 2000, we acquired control of Multikabel. The acquisitions of Multikabel and of other cable television or broadband networks carry the risk that the integration of our operations, the acquired networks' sales forces, and the billing and subscriber management systems will take longer than we planned, use more resources than we expected, change the nature of our business or strategy substantially, or will prove to be unsuccessful. Achieving such integration will present significant challenges and will divert management attention from efforts to develop our subscriber base, product range and network. If we fail to integrate operations or to manage our rapid growth and development successfully, it could have a material adverse effect on our financial condition and operating results. As a result, we cannot assure you that the consolidation of our businesses will produce the operational and the financial benefits that we expect.

      We may be unable to manage our growth

      If we continue to grow to meet our strategic objectives, the development of our financial and management controls may not keep up with our growth. This development could require additional capital expenditures. We may also be unable to control our construction and other costs related to our network upgrades in Germany, while at the same time incurring costs for marketing activities and training new personnel.

      Our acquisition strategy involves significant risks

      A key element of our growth strategy is to continue to acquire networks, and in some of our networks to increase the number of subscribers we serve. Future acquisitions will be accompanied by risks such as:

      o Difficulty of identifying appropriate acquisitions. If we are not able to identify and acquire cable and broadband networks that are either near our existing networks or are large enough to form the core of a new subscriber cluster of sufficient size, our growth may suffer.

      o Difficulties in completing acquisitions. We may not be able to satisfy conditions that sellers of networks may demand in order to close acquisitions. In addition, there may be significant legal and contractual issues in connection with acquisitions, such as change of control provisions in licenses and agreements that could delay or prevent completion. Regulatory bodies may impose adverse conditions on the completion of our acquisitions. At the time of closing any new acquisition, we may waive conditions to closing, either because we believe that the condition will be satisfied in the future or because we believe an unsatisfactory resolution would not materially adversely affect us and our subsidiaries as a whole. There is a risk that our beliefs in some of these instances will prove to be incorrect.

      o Entry into new markets. If we consummate acquisitions in markets in which we have not previously operated, we will have no prior experience in dealing with local regulators or with local market conditions.

      o Difficulties in completing due diligence. Some of our acquisitions may involve an auction process where we are generally subject to limited opportunities to conduct extensive due diligence. As such, we may not be aware of a number of risks prior to consummation of the acquisition and as a result of limited warranty coverages we may not have adequate recourse against the seller.

      Our growth in subscribers may suffer if we cannot make strategic acquisitions

      If our acquisition strategy is not successful, our growth will be limited to obtaining new subscribers in our existing CATV and broadband networks and any further cable and broadband networks we might construct. Both the German and Dutch cable industries are undergoing consolidation. We believe that this will lead to increased competition in Germany and the Netherlands for the acquisition of cable networks from both existing cable television operators and financial investors. Many of these competitors have significantly greater financial resources than we do including, in Germany, the cable television operations of Deutsche Telekom, Robert Bosch GmbH, TeleColumbus GmbH, Telematics Systems and Services B.V., or EWT/tss which is owned by United Pan-Europe Communications NV, or UPC, our largest shareholder, and in the Netherlands, UPC, Essent Kabelcom and Casema Kabel Televisie NV which is owned by France Telecom. In addition, in Germany, we may face competition from Klesch & Company Limited if that entity acquires network assets from Deutsche Telekom in the Sachsen, Sachsen-Anhalt and Thuringen region, where we have operations, and from UPC, if that entity acquires network assets from Deutsche Telekom in the Rheinland region, where we also have operations. If any of the existing or potential competitors significantly expand their operations or acquisition activities in the markets in which we operate, we may be unable to continue acquiring other cable and broadband networks.

      We have only recently undertaken large scale upgrading of our networks in Germany and we may encounter difficulties or delays which may be costly to overcome and negatively impact our financial performance

      We have only recently begun to upgrade our CATV networks to broadband networks in Germany on a large scale and we believe that we are the first German cable operator to begin this process on this scale. In order to continue to upgrade our cable network, we must obtain a number of licenses, permits and other authorizations including easements, rights-of-way and concessions from local governments, public authorities and housing associations. We do not yet have all of these authorizations and may not be able to obtain them or maintain them on acceptable terms. Moreover, some of our local approvals may be short-term or may be canceled at any time, and we may not have continued access to existing rights of way and concessions after they expire. If we encounter difficulties that result in construction delays and/or in additional costs, the negative impact on our financial performance will be immediate and we may lose any first-to-market advantage. Examples of difficulties that we may encounter are:

      o delays related to receiving the required licenses, construction permits and other authorizations from local governments, public authorities and housing associations,

      o delays in delivery of materials and equipment to be installed such as decoders or digital boxes, in particular, certain networking equipment may not be available in the quantities and quality we demand,

      o delays in construction of our broadband networks due to, among other things, problems with contractors, suppliers or labor problems, including the ability to hire suitable subcontractors to carry out these projects,

      o delays in procuring programming contracts which could impact our ability to offer competitive digital television and pay-per-view services,

      o     delays in integrating the many components of the network, and

      o     cost overruns.

      In Germany, our broadband networks allow us to provide Internet access and advanced digital television services and will allow us to provide cable telephony to our subscribers in the future, but we have limited experience in obtaining those services and providing them to our subscribers

      Where we have upgraded our networks in Germany, we have begun to offer several new broadband services. We do not produce or own the broadband services we are offering and we may be unable to obtain those services on favorable terms, if at all. Our competitors hold some of the rights to programming we may wish to offer to our subscribers in the future on an exclusive basis and may limit the availability of programming to us. In addition, regulatory constraints will affect our ability, as well as the ability of other network operators, to choose which programming we want to provide. If we do not succeed in obtaining these new services either independently or with partners, on commercially reasonable terms, or at all, demand for our services would be reduced, limiting our revenues.

      In the Netherlands, our digital television product is dependent upon Mediakabel BV, a partnership of cable companies in which we have an interest

      We are dependent on Mediakabel, a corporation owned by a number of cable companies in which we purchased a 15.71% interest in May 2000, for the provision of Mr. Zap, our digital television product in the Netherlands. In the event one or more partners of Mediakabel fail to pay their partnership contributions, we may be required to increase our contributions in order to ensure the continuation of the operations of Mediakabel, Mr. Zap may be reduced to a smaller product offering, or we may be required to find an alternative source for our digital television product, potentially on short notice. In addition, if one or more of the partners fail to cooperate in the operation of Mediakabel or Mediakabel is otherwise unable to continue to provide us with Mr. Zap, we will also be required to find an alternative source for our digital television product. The loss of Mr. Zap would result in loss of revenue and have a material adverse effect on our subscriber relationships in the Netherlands.

      In the Netherlands, our subscribers obtain Internet services only from Sonera, which makes us susceptible to the loss of subscribers in the event Sonera discontinues or does not provide these services satisfactorily

      We have agreed to allow Sonera exclusive access to our networks to provide Internet access services to our subscribers in the Netherlands. In the event Sonera ceases to provide these services to our subscribers, or in the event of any significant disruption in the availability of Sonera's services, capacity constraint or quality control, we could experience significant subscriber loss for these and our other services while we identify and enter into an agreement with another provider or establish our own service, which would also significantly increase our costs.

      We may face significant challenges in operating our broadband networks in Germany once they are fully deployed

      We have recently begun providing broadband services over our networks in Leipzig and in other portions of the Sachsen, Sachsen-Anhalt and Thuringen region and our success will depend on our ability to operate, manage and maintain our broadband networks, to generate and maintain traffic on those networks, to attract and retain an efficient sales and marketing staff and to establish a customer service operation to assist our subscribers 24 hours per day and seven days per week.

      Management of our broadband network subjects us to many risks, including operating and technical problems and regulatory uncertainties. Our broadband cable networks are subject to additional risks that are outside our control, including:

      o     software and hardware damage,

      o     power loss,

      o     natural disaster,

      o     general transmission failure,

      o actions of Deutsche Telekom and private network operators, on whom we rely for the delivery of programming signal either to our head-end or to our subscribers,

      o     the pricing of interconnection fees, and

      o     regulatory restraints.

      These and other risks that are outside our control could cause significant interruption to our operations, which could materially affect our business, financial condition and results of operations. If we have prolonged or significant system failures or our subscribers have difficulties in accessing or maintaining connections to our broadband network, our relationships with our subscribers could be threatened, our reputation could be seriously damaged and we could experience subscriber attrition and financial losses.

      The competitiveness of the telephone services industry will make it difficult to enter the market for cable telephone services

      In the future, when we start offering cable telephone services to our subscribers, we will face competition from incumbent telecommunications operators, wireless telephone carriers and other new entrants to the European telephone market. The incumbent operators and other established competitors have significant competitive advantages over us, including:

      o     cost advantages as a result of economies of scale,

      o     greater resources, Internet presence and network coverage,

      o     greater brand name recognition, and

      o close ties to national and local regulatory authorities, which may be reluctant to adopt policies that would give rise to increased competition.

      In addition, some of these competitors have more experience in providing telephone services than we have. Some of our competitors can also devote more capital to these services than we can.

      If our competitors decide to devote significant resources to entering our target markets, pursuing our target subscriber base or improving the quality of their products and services, we may not be able to compete effectively. Our ability to compete successfully and to continue developing a profitable telephone service will depend, among other things, on whether we can:

      o     enter our markets early,

      o     generate high traffic volumes from our existing subscribers,

      o     attract additional subscribers and limit loss of subscribers,

      o     maintain competitive prices, and

      o provide high quality subscriber care and billing services without incurring significant additional costs.

      If we are unable, on a timely basis, to respond to competitive pressures, implement new technologies or penetrate new markets in response to changing subscriber requirements, or if new or enhanced services offered by us do not receive an acceptable level of market acceptance, our operating results may be materially adversely affected. We cannot assure you that we will be able to achieve these goals.

      When we start providing cable telephone services, we will be subject to pricing pressures that may have a negative effect on our cash flow or net income

      European telecommunications prices have fallen significantly in recent years and, as competition increases, we expect our competitors to continue to reduce their prices. Although we do not intend to compete primarily on the basis of price, such declines will affect the prices we will be able to charge our subscribers once we provide cable telephone services. Our success will depend on our ability to compete in this declining price environment. We cannot assure you that we will be able to do so or that our competitors will not be able to do so more effectively. As a result, we cannot assure you that we will be able to generate positive cash flow or net income from telephony services in the future.

      Competition from other methods of delivering television signal may limit our growth or cause us to lose subscribers

      As a result of competition for subscribers from other television signal delivery methods, we may be unable to increase the number of our subscribers or we may lose subscribers. The ability of viewers to directly receive traditional public over-the-air television signal from land-based or terrestrial antennae impedes our ability to obtain additional cable television subscribers in areas where our networks have already been installed. We also face increasing competition from other methods of delivering television signal to the home, including both analog and digital satellite-delivered direct-to-home systems and satellite master antenna television systems, particularly in areas of low cable penetration. In particular, Premiere World, one of our competitors and part of the Kirch group of media companies, has begun digital direct-to-home television operations in Germany and it will be able to use its substantial financial resources and exclusive programming and sports contracts to further penetrate the market and compete with us for subscribers. In the Netherlands, licenses have been awarded for digital terrestrial television, which will compete with our digital television offering.

      Rapid technological changes in our industry are difficult to predict and we may incur significant costs of implementing new technologies

      The cable television and broadband industries are subject to rapid and significant changes in technology and the effect of technological changes on our business cannot be predicted. The cost of implementing emerging technologies could be significant and our ability to fund such implementation may be dependent upon our ability to obtain additional financing.

      Use of the Internet, e-commerce, data services and other bandwidth-intensive applications may not increase as we expect

      Our business plan assumes that the use of the Internet, e-commerce, data services and other bandwidth-intensive applications will increase substantially in Germany and the Netherlands in the next few years. However, if the use of bandwidth-intensive applications in those countries does not increase as anticipated, demand for many of our services will be lower than we currently anticipate, which would likely have a negative impact on our pricing power, results of operations and financial condition.

      Potential programming signal delivery and copyright charges may lead to decreases in our operating margins and cash flows of our German operations

      Charges for signal delivery may increase

      It is possible that the prices we are charged for programming signal delivery may increase. As of December 31, 2000, approximately 61.2% of our subscribers in Germany were served by networks that received programming under signal delivery contracts we have with Deutsche Telekom and a number of private cable operators. Under some of these contracts, we pay a fixed fee, which is not dependent on the number of actual subscribers and connection points we have. Over the next two years, our programming signal delivery fees under these fixed fee contracts will increase. In addition, we may have to pay more fees under our variable rate contracts. Any fee increases under programming signal delivery contracts may have an adverse effect on our operating margins.

      Program suppliers may begin charging us for programming

      Historically, we have been in the business of providing analog television programming to our subscribers over our CATV networks in Germany. Like other cable network operators in Germany, we have generally been able to receive analog programming from program suppliers and retransmit that analog programming without any payments. Although we have not paid for our analog programming in Germany in the past, some or all of our suppliers could require us to pay for programming in the future. If we are charged for programming in the future and cannot pass these charges on to our subscribers, our operating margins and cash flows would suffer.

      Program suppliers may also begin offering programming exclusively or on more favorable terms (both as to price and availability) to our competitors. Even if we succeed in increasing the number of our own head-ends to reduce signal delivery fees payable to Deutsche Telekom or private network operators, we will still face this competitive risk. This risk may intensify as satellite broadcasters become more established in Germany.

      As we upgrade our networks and begin to enter into contracts for digital programming, pay-per-view movies and sports events, we may have to guarantee certain minimum payments regardless of how many subscribers actually sign up to receive our digital product. If we are not successful in marketing digital and/or pay-per-view services, fixed payments under these contracts could have an adverse impact on our cash flows and margins.

      We may have to pay copyright royalties for retransmitting programming to our subscribers

      Like other German cable network operators, we have not paid copyright royalties for retransmission of programming we received other than from Deutsche Telekom and certain private cable operators in the past. However, GEMA, one of the German copyright collection agencies, has started to collect these royalties from cable network operators and may collect these royalties retroactively from July 1, 1997. In addition, as we are reducing retransmission of programming we receive from Deutsche Telekom or private network operators, we may be required to pay royalties on the transmission of programming we receive through our own head-ends. We may also have to pay royalties in connection with our digital programming and other products offered to our subscribers over our broadband network. If we cannot pass these royalties on to our subscribers, our net income and cash flows will decrease. If royalties were collected retroactively, our net loss for the period for which this retroactive payment has to be made would increase.

      Extensive government regulation of the cable television industry could restrict the way we operate our business

      We are subject to extensive regulatory controls and may, from time to time, not be in complete compliance with all administrative and licensing requirements of the regulatory authorities. In addition, we may have to comply with amended or additional regulations in the future. Problems related to all of these regulatory matters may restrict our ability to operate our networks, serve our subscribers and compete effectively. Changes in German federal or state, or Dutch regulation of the licensing, construction and operation of cable television or broadband networks, including the regulations relating to licensing requirements, the operations of Deutsche Telekom and KPN and interconnection arrangements, could have a material adverse effect on the way we conduct our business.

      In 1999, the German government announced its intent to issue an order restricting the use of cable channels using particular frequency bands on the grounds that the use of these channels for broadcasting interferes with other essential telecommunication uses. Should the regulatory authority issue this order, it would adversely affect our business since it would limit the number of cable channels available to us and other cable operators.

      In addition, under German telecommunications and competition law we are likely to be considered market- dominating in providing cable television or broadband products and services in those areas where we are the only cable or broadband operator or where we provide a high percentage of the available cable or broadband products and services. In that case, the federal regulatory authority may have the right to review and object to increases in our subscriber fees. It could also review other terms of our subscriber agreements. If we are determined to be market dominant, the regulatory authority could require that we provide interconnections between our networks and those of other operators. If approvals for fee increases or for the introduction of fee packages for new services were delayed or refused, our operating margins, cash flow and competitive position could suffer. If the authority requires us to provide significantly increased numbers of interconnections or change other aspects of our operations, there could be a similar adverse impact on our business and financial results.

      Under Dutch competition law it is likely that future acquisitions will have to be reported to and approved by the Dutch Competition Authority, or DCA, as it is likely that we will be considered market dominating in providing cable television in a geographic area where we are the only operator or provider. Although we have several competitors it is unlikely that the DCA will consider their products and services as substitutes. Therefore, the activities of these competitors might not, or only to a certain extent, be taken into account by the DCA, when it assesses a future acquisition which is subject to Dutch merger control. Approval of a future acquisition by the DCA could be subject to certain undertakings or assurances which might have to be provided by us, prior to clearance of the proposed acquisition.

      Moreover, we might have to take into account that in 2000, in response to complaints from Dutch consumers dissatisfied with UPC's services, members of the Dutch Parliament and the Dutch Consumers Organization (Consumentenbond) expressed their concerns with regard to what they referred to as the 'monopolistic behavior' of UPC and other owners and operators of cable television networks in the Netherlands. Although it is currently possible under Dutch law for multiple authorizations to be given to build cable networks in the same geographic area, no multiple authorizations have been given to date. Pressure to further liberalize access to cable networks in the Netherlands may become stronger in the future.

      Regulation of channel allocation by German media authorities could result in delays or lower revenues

      We cannot assure you that the transition from analog to digital format will not be delayed or altered by legal or regulatory disputes with media authorities in Germany on the exact allocation of analog and digital channels. We have had to alter our program offerings in Germany several times following complaints by Sachsische Landesanstalt fur privaten Rundfunk und neue Medien, one of these media authorities. Delays in the introduction or alterations in our program offerings results in lower revenues and, in the case of alteration in our program offering, subscriber attrition.

      In addition, we may earn less revenue than we expect from our digital offering if the media authorities in Germany require us to offer popular channels in analog mode instead of in digital mode only. This could have a material adverse effect on our revenues.

      When we commence offering cable telephony, we will be subject to significant government regulation and future regulatory changes may adversely affect our business

      Our ability to deploy our network and provide our proposed services depends on the pace at which liberalized telecommunications regulatory regimes are implemented in Germany, the Netherlands and in other EU member states, to the extent that developments in those countries influence developments in Germany, the Netherlands or other countries in which we may decide to operate in the future.

      Many aspects of the laws and regulations applicable to the telecommunications industry in the European Union and other markets that we may enter in the future are new and developing. As a result, it will often be difficult to determine how regulators will interpret regulations or assess compliance and what, if any, enforcement action they may take. In addition, future changes in laws and regulations or in the current interpretation of existing laws and regulations in our target markets could have an adverse effect on us. In particular, a review of the telecommunications regulatory framework by the European Commission that was undertaken at the end of 1999 is likely to result in new EU legislation. This new legislation could have a material adverse effect on us if it is more favorable to the incumbent cable providers or requires additional commitments from alternative cable operators. For a more detailed discussion of the regulatory environment in which we operate see "Item 4 B. Business Overview -- Regulation."

      We may become subject to Internet regulation in Germany and the Netherlands

      The provision of Internet services has, to date, not been materially restricted by regulation in Germany and the Netherlands. However, certain Internet services are subject to regulation with respect to licensing and notification requirements and responsibility for content at either the German federal or state level. In addition, the legal and regulatory framework applicable to the Internet is uncertain and may change. In particular, new laws and regulations may be enacted and existing laws and regulations may be applied to the Internet and e-commerce. New and existing laws may cover issues like:

      o     value-added sales or other taxes,

      o     user privacy,

      o     pricing controls,

      o     characteristics and quality of products and services,

      o     consumer protection,

      o     cross-border commerce,

      o     libel and defamation,

      o     electronic signatures,

      o     transmission security,

      o     copyright, trademark and patent infringement, and

      o     other claims based on the nature and content of Internet materials.

      Any such new laws and regulations or the uncertainty associated with their enactment could increase our costs and hinder the development of our business and limit the growth of our revenues.

      Our principal shareholders can obstruct mergers, block the declaration of dividend payments and influence other major corporate actions

      UPC, a telecommunications provider in Europe, has informed us that it owns more than a quarter of our shares, making it our single largest shareholder. As a result, UPC, acting alone, is able without the approval of our other shareholders, to:

      o     block significant amendments to our articles of association,

      o block the approval of a merger or other major corporate transactions,

      o delay or defeat any non-negotiated takeover attempt that might otherwise benefit the public shareholders,

      o     block the declaration of dividends to be paid to shareholders, and

      o otherwise influence the outcome of all matters submitted for a shareholder vote in a manner that could conflict with the interests of our other public shareholders.

      In addition, because German corporate law provides that the majority of shares present and voting at a shareholder meeting can pass resolutions, UPC, alone or with other shareholders, may be able to determine the outcome of all matters submitted for even a simple majority shareholder vote if the participation of our other shareholders in meetings is not significant.

      The priority share of N.V. Houdstermaatschappij GKNH requires us to seek their consent if we want to make certain management changes in our business in the Netherlands

      GKNH, the seller of Multikabel, holds one priority share in the share capital of Multikabel. The priority share gives GKNH the right, among other things, until January 1, 2003, to:

      o veto decisions of the management of Multikabel on pricing and composition of the analog basic and standard cable packages (basis en standaardpakket) that are distributed over the network, and on the roll-out of the so-called white areas plan (witte gebiedenplan),

      o veto decisions of the management of Multikabel to undertake a legal merger (juridische fusie) or spin-off (splitsing), to apply for a moratorium of payments (surseance) or bankruptcy (faillissement), to relocate the activities of a substantial part of the employees to a location outside the municipality of Alkmaar, and

      o amend certain provisions of the articles of association of Multikabel or allow for the liquidation of Multikabel.

      Our ability to retain our key personnel and attract additional qualified personnel in the intensely competitive European market for skilled telecommunications personnel is critical to our future success

      Because broadband network technology is complex and requires frequent upgrading, we believe that our growth and success will depend in large part on our ability to attract, train, manage, motivate and retain highly skilled and qualified managerial, sales, marketing, administrative, operating, and technical personnel. However, there is limited availability of persons with the requisite knowledge of and experience in the telecommunications industry in Germany and the Netherlands and there is intense competition for skilled personnel in the European telecommunications industry in general. Our failure to attract, train, manage, motivate and retain sufficient numbers of qualified employees, could materially adversely affect our business, financial condition and results of operations.

      If any of the small number of our key employees leaves our company, it could have a material adverse effect on the implementation of our acquisition strategy and on our day-to-day operations. This is because these individuals possess significant experience in our business and industry, especially with respect to managing our assets, both in the Netherlands and Germany and would be difficult to replace. Our key employees include Paul Thomason, our chief financial officer and Hans Wolfert, our chief corporate development officer. Both have entered into employment contracts with us but we cannot assure you that either of them will not choose to terminate his employment relationship with us or that they will not otherwise become unable to continue to perform services for us. We have not purchased key-man life insurance policies for either of them.

      We have limited insurance on the underground portion of networks

      Any catastrophe affecting a significant portion of our underground networks could result in substantial uninsured losses and could have a material adverse effect on our business and financial results. While we carry general liability insurance on our properties, we, like many other operators of cable television networks in Germany, do not insure the underground portion of our cable networks and we carry only minimal insurance on the underground portion of our cable networks in the Netherlands. The magnitude of this risk will increase as we continue to upgrade to more valuable broadband networks.

      We depend on sophisticated customer care and billing systems

      Sophisticated customer care and billing systems are vital to our growth and our ability to:

      o manage and monitor subscriber demands and justify the prices we charge for our services,

      o     track service provisioning, network faults and repairs,

      o     achieve operating efficiencies and monitor costs,

      o efficiently segment our subscriber base and monitor the productivity of our sales force,

      o     bill and receive payments from subscribers, and

      o     manage our credit exposures.

      Errors or problems with our customer care systems could affect our ability to respond quickly and effectively to our subscribers and could therefore affect the quality of our service and/or our ability to retain our subscribers. Errors or problems with our billing system could adversely affect our ability to send bills and/or provide billing information to our subscribers. The customer care and billing systems we use will require further enhancements and on-going investments, particularly as our subscriber volumes increase. We may encounter difficulties in enhancing, or integrating new technology into our systems in a timely and cost-effective manner. Such difficulties could have a material adverse effect on our ability to operate efficiently and to provide adequate customer service.

ITEM 4. INFORMATION ON THE COMPANY

      A. History and Development of the Company

      Our legal and commercial name is PrimaCom AG and we were incorporated on December 30, 1998 upon the completion of the merger of our predecessor companies, KabelMedia and Suweda. We are a stock corporation organized under the laws of the Federal Republic of Germany. Our principal executive offices are located at Hegelstrasse 61, Mainz 55122, Germany. Our telephone number is +49-6131-9310. We maintain a website at www.primacom.de. Information contained in our website does not constitute a part of this annual report. A description of our principal capital expenditures during the year 2000 and information concerning the principal capital expenditures currently in progress and the method of financing is included in "Item 5. B. Liquidity and Capital Resources."

      B. Business Overview

      Who we are

       Since KabelMedia's inception in 1992, we have primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of Multikabel, we expanded our operations from Germany to the Netherlands. As of December 31, 2000, we own and operate CATV and broadband networks passing more than 1,800,000 homes and available to approximately 1,300,000 subscribers as follows:

      o Germany: CATV networks passing approximately 1,500,000 homes and available to approximately 1,000,000 subscribers and broadband networks passing 203,000 homes with fiber optic cable and available to 116,000 homes of which 95,000 are analog television subscribers, including 1,318 high-speed Internet subscribers and 340 digital television subscribers, and

      o The Netherlands: Cable and broadband networks passing approximately 320,000 homes with fiber optic cable and available to approximately 297,000 television subscribers, 14,938 high-speed Internet subscribers and 4,230 digital television subscribers.

      We believe that in Germany we are the fourth largest private cable network operator in terms of the number of direct subscribers (excluding Deutsche Telekom, which is not considered to be a private operator by the German cable television industry) and the first and largest private operator of broadband networks. In the Netherlands, we believe we are the fourth largest cable operator.

      In Germany, we have passed approximately 203,000 homes with fiber optic cable and have upgraded 116,000 homes which serve approximately 95,000 analog television subscribers. We are currently offering our German broadband subscribers digital television, pay-per-view and high-speed Internet services to complement our basic cable television offering. We currently offer our Dutch subscribers digital television, near video-on-demand and high-speed Internet access, in addition to our basic cable television offering. We also currently offer our business subscribers in the Netherlands leased lines with speeds of up to STM-4 and data communications services. We intend to leverage our existing experience in offering broadband services as we expand our broadband offering across a wider range of services and throughout our upgraded regions in Germany.

     On March 29, 2001, we entered into an agreement with United Pan- Europe Communications N.V., our largest shareholder, to combine our German cable businesses. Under the terms of the agreement, we will combine with UPC's German subsidiary EWT/tss which has approximately 570,000 CATV subscribers, UPC will assign its option to acquire potentially 530,000 additional CATV subscribers from Deutsche Bank and will contribute its subsidiary B.V. Holding CAI located in Alkmaar, the Netherlands which has approximately 42,000 subscribers. This agreement is subject to a number of conditions, including shareholder approval and we cannot assure you that this transaction will take place.

      Our strategy

      Our objective is to enhance the value of our business by continuing to upgrade our CATV networks in Germany, expanding and promoting our broadband service offering, and capitalizing on acquisition opportunities presented in the German and Dutch cable television markets. Our business strategy focuses on the following specific goals:

      o Complete our network upgrade and continue network expansion. We intend to upgrade a significant portion of our German networks over the next five years to levels comparable with our fully-upgraded

            Dutch networks. In addition, we intend to build out of networks to pass potential new subscribers as we implement our network upgrade.

      o Expand and promote our broadband service offering. In conjunction with the upgrading of our networks, we intend to further expand our broadband service offering in Germany beyond digital TV, pay-per-view services and high-speed Internet services to include video-on-demand, interactive television, and, ultimately, telephony services. We also intend to expand our broadband service offering in the Netherlands to include interactive television, e-commerce and telephony services. We intend to offer individual new broadband products to our subscribers one by one or bundled in packages for a combined price that is generally expected to be lower than the sum of the prices of the individual products or services. In the Netherlands, we intend to expand our service offering to include e-commerce, interactive television and telephone services. We believe our broadband products and services will generate higher revenues per subscriber as penetration of these services increases.

      o Exploit continuing consolidation opportunities. We intend to capitalize on continuing opportunities to acquire cable networks, focusing on the fragmented German market but also in the Netherlands. We will continue to pursue a clustering strategy focused on acquisitions of cable systems in close proximity to our existing networks. We believe this clustering strategy will continue to produce operational efficiencies and cost synergies between our existing networks and acquired cable systems, and will generate economies of scale in relation to our network upgrade strategy. We have established regional clusters of cable networks in Berlin, Sachsen, Sachsen-Anhalt and Thuringen, Wiesbaden Mainz and Osnabruck in Germany and in the Noord Holland region in the Netherlands. We believe that, excluding the ten largest cable operators, there are more than 5,000 private cable operators in Germany, many of whom serve less than 1,000 subscribers each. We believe that, excluding the four largest cable operations, the Dutch market includes more than 40 cable operators available to approximately 1,000,000 subscribers in the aggregate or an average of approximately 25,000 subscribers each.

      o Realize further internal growth. We intend to generate increased revenues from our basic television cable services, in addition to our broadband service offering. In Germany, we will continue to target selective rate increases for basic cable services and continue marketing programs designed to increase subscriber penetration. In particular, we intend over time to increase monthly service rates in the new German states to levels similar to those in the old German States. In the Netherlands, we will become exempt from pricing regulations imposed by local municipalities following the expiration of our contracts with these municipalities in 2003, and we intend to seek to increase basic cable television prices following the expiration of these contracts.

      o Increase network ownership and reduce signal delivery fees. In Germany, we continue to rely on Deutsche Telekom, and on private operators who have recently purchased cable assets from Deutsche Telekom, to deliver programming signal to our cable networks serving approximately 61.2% of our subscribers. We intend to reduce our dependence on Deutsche Telekom and other private operators by continuing to construct our own head-ends and add new infrastructure where appropriate. We believe that selectively installing our own head-ends and infrastructure will reduce our signal delivery fees and have a positive effect on our operating results and our quality of service.

      o Build-out new areas. We expect to pass new homes as we continue our network build-out in Germany. As we upgrade new cities, we intend to upgrade not only those areas covered by our existing network but the entire city, which means we will pass new homes. The passing of these new homes will provide us with opportunities to market our products and services and then to connect new subscribers to our broadband network. We also believe that this build-out strategy complements our consolidation activities in the city because small cable operators may not have the technical or financial resources to compete in the broadband market and, as a result, may be more inclined to sell their networks.

      o Improve efficiency and margins by streamlining operations. We believe our clustering strategy has produced and will continue to produce operational efficiencies, economies of scale and cost synergies between our existing networks and acquired cable networks. Upon completion of an acquisition in accordance with our existing strategy, we generally implement extensive management, operational and organizational changes designed to enhance operating cash flow and operating margins. In Germany, for example, we typically maintain existing subscriber services in acquired regions, but transfer subscriber account processing and administrative services for acquired cable networks to one centralized location, thereby reducing overhead costs.

      o Strengthen subscriber orientation. We will continue to employ a regional operating structure designed to generate a subscriber-focused business orientation. Each of our operating regions is managed by a regional manager who is responsible for both subscriber and technical services and local ongoing relationships with housing associations within each region. We believe that this regional operating structure enables us to be more responsive to subscriber needs and to maintain good relationships with the local housing associations and our subscribers.

      Our subscribers

      We have subscribers in four primary operating regions in Germany and in one operating region in the Netherlands. At December 31, 2000, we served our subscribers in Germany from networks operated at level 2, level 3, level 4, and level 4 (B-1) levels as well as from broadband networks, and we served our subscribers in the Netherlands substantially from broadband networks only, as outlined in the table below.

                             Sachsen,                                            Noord-
                           Sachsen-Anhalt,            Wiesbaden                 Holland,
                             Thuringen       Berlin     Mainz     Osnabruck  the Netherlands    Total
                             ---------       ------     -----     ---------  ---------------    -----
Cable networks
CATV homes passed             682,949       232,435    329,844     268,642            --      1,513,870
Analog subscribers            507,023       184,921    176,165     135,279            --      1,003,388
  Level 2 subscribers         246,449        58,393     59,984      23,826            --        388,652
  Level 3 subscribers         143,377        36,300     16,976      15,192            --        211,845
  Level 4 subscribers         117,197        90,228     12,205       6,942            --        226,572
(non B-1)
  Level 4 subscribers              --            --     87,000      89,319            --        176,319
(B-1)
Penetration                                                                           --           66.3%

Broadband networks
Homes passed by fiber         203,000            --         --          --       320,000        523,000
Ready for service homes       116,000            --         --          --       296,538        412,538
Analog TV subscribers          95,000                                                            95,000
Digital TV subscribers            340            --         --          --         4,230          4,570
Internet subscribers            1,318            --         --          --        14,938         16,356

      Germany. We serve our subscriber s primarily under long-term public concession agreements with local governmental authorities and under private concession agreements with housing associations that administer large housing blocks. Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. We have direct billing and servicing relationships with approximately 823,000, or 82%, of our subscribers. We have indirect billing and servicing relationships with approximately 180,300, or 18%, of our subscribers, whereby governmental authorities and housing associations receive broadcasting signal from us and are responsible for billing and collecting subscription fees. Most of our indirect billing relationships are with recently acquired subscribers and we intend to establish direct relationships with these subscribers in the future.

      The Netherlands. Our Dutch subscribers reside in 43 municipalities across the province of Noord-Holland, which is located in the northwest region of the Netherlands and north of Amsterdam. We provide our services under operating agreements with local municipalities. In accordance with Dutch regulation, these contracts may not designate us as the sole provider of cable services in these regions. We believe, however, that we are the sole cable operator in each of the local neighborhoods in which we conduct business. We maintain direct servicing relationships with all of our cable subscribers in the Netherlands. We outsource billing of our analog cable services to local energy companies. Billing of our digital cable services is handled by Mediakabel, and billing of Sonera Internet services is handled by Sonera. We manage billing internally for our data communications and Kennisnet product offerings.

      Our networks

      Germany

      We operate a combination of level 2, level 3, level 4 and level 4 (B-1) cable networks as well as broadband networks in Germany. We intend to upgrade a significant portion of our cable networks to broadband networks over the next five years.

      CATV networks. Deutsche Telekom's historic monopoly position in the German cable industry and the limitations it observed in laying cable only to the outside of a subscriber's home has resulted in the development of a dual ownership network structure serving cable subscribers, whereby Deutsche Telekom typically owns the network from the head-end to the subscriber connection point and private operators typically own the in-house cabling. This dual ownership structure is distinct from the single ownership cable structure prevalent in the United States and in most EU countries, whereby private operators own the network in its entirety, from the head-end to the in-house cabling. Cable networks in Germany are therefore divided into categories, referred to as levels, depending on the function the cable network has in the delivery of cable services to subscribers.

        Level 2                         Level 3                    Level 4

    [GRAPHIC OMITTED]             [GRAPHIC OMITTED]           [GRAPHIC OMITTED]

        Headend                     Backbone Network               In-House

      Level 4 networks. A network where the cable operator's role is limited to extending the cable network from the end of Deutsche Telekom's principal transmission line (or that of a private cable operator who has purchased a Deutsche Telekom operating company) at the front door of the home to the subscriber is known as a level 4 network. In a level 4 network, the operator's role is limited to concluding and renewing subscription agreements, installing the wiring in the home, billing, collecting and servicing subscribers. Level 4 networks are the result of the exercise by Deutsche Telekom of its historical right of first refusal with respect to a coverage area. In these coverage areas, Deutsche Telekom (or the private operator) continues to own and operate the head-end and the principal transmission lines. Cable network operators are required to pay Deutsche Telekom a signal delivery fee pursuant to agreements known as signal delivery contracts.

      A variation of the level 4 network, which developed in the old German states while Deutsche Telekom enjoyed its network monopoly prior to August 1, 1996, is the so-called level B-1. Because of its monopoly position, Deutsche Telekom was able to grant exclusive licenses to cable television operators in discrete geographic areas, which enabled those operators to operate a level 4 network. Under the terms of these exclusive licenses and based on the size of the geographic area covered by the license, the cable operator committed itself to enrolling a pre-determined number of subscribers. Licensing fees owed to Deutsche Telekom were typically calculated on the basis of this pre-determined number of subscribers, whether or not the cable operator actually succeeded in enrolling such subscribers.

      Level 3 networks. A network where the cable network operator has entered into a signal delivery contract with Deutsche Telekom (or a successor private operator) in lieu of owning and operating its own head-end is known as a level 3 network. In addition to performing the tasks of an operator under a level 4 Agreement, the operator is responsible for delivering a signal from the connection point of Deutsche Telekom's or a private operator's network to the front-door of the subscriber. In a level 3 network, cable network operators are required to pay Deutsche Telekom a fee for access to Deutsche Telekom's network or signal, as the case may be.

      Level 2 networks. A network where the cable network operator owns and operates the entire cable network, from the head-end to the in-house connection, is known as a level 2 network. Level 2 networks are akin to the networks operated by cable network operators in the United States and the United Kingdom. Under a level 2 network, cable network operators do not pay signal delivery fees to Deutsche Telekom or a successor private cable operator but receive programming via terrestrial antenna and satellite through their own head-ends.

      Substantially all of our CATV networks are capable of distributing more than 40 channels and are constructed using star architecture. Our CATV networks in Germany have the following technical characteristics:

      o Television signal is received by a Deutsche Telekom connection point or the connection point of a private cable operator (level 3 and 4 networks) or by terrestrial antennae or satellite receivers at one of our head-ends (level 2 networks),

      o Received signal is amplified and transmitted to the home through coaxial cable over bandwidths of up to 450 MHz, and

      o     Transmitting of signal is one-way for our analog cable subscribers.

      Broadband networks. We believe we are the largest cable operator of broadband networks in Germany and were the first operator in Germany to begin upgrading our CATV networks to broadband networks. We pass approximately 203,000 homes and have upgraded approximately 116,000 homes in the Sachsen, Sachsen-Anhalt and Thuringen region. We intend to upgrade a significant portion of our German networks over the next five years and to focus our upgrading activity on regions with higher subscriber density. In the Sachsen, Sachsen-Anhalt and Thuringen region, we have already upgraded the city of Leipzig and have commenced network upgrades in the cities of Magdeburg, Chemnitz, Halle, Aschersleben and Naumburg, in other portions of the Sachsen, Sachsen-Anhalt and Thuringen region in the second quarter of 2000. To support the development and introduction of our broadband services, we established the broadband group in the second half of 1999. Approximately half of the members of this group focus on network operations, including the design and implementation of our network upgrade. These members of the broadband group work in conjunction with our regional network operations staff and with third-party contractors to execute our upgrade.

      Our broadband networks are 862 MHz two-way, high-speed networks capable of delivering analog and digital cable television, telecommunications, and high-speed Internet and data services, including interactive services. The following diagram summarizes the technical characteristics of our broadband network.

--------------------------------------------------------------------------------------
            Interactive 862 MHz Broadband Network with 65 MHz Return Path
--------------------------------------------------------------------------------------
[GRAPHIC OMITTED]      [GRAPHIC OMITTED]      [GRAPHIC OMITTED]     [GRAPHIC OMITTED]

    Headend            Backbone Network          In-House               On-Premise

--------------------------------------------------------------------------------------
     Superior high         Fiber backbone to      Two-way coaxial         Modem
     definition TV        within approximately     to wall outlet      Set top box
   head-end, digital      500 meters from the
playout facilities and            home
   Internet server.
 Platform switches and
 interconnections are
        planned
--------------------------------------------------------------------------------------

      Our upgraded network in the city of Leipzig and other portions of the Sachsen, Sachsen-Anhalt and Thuringen region is the model for our continuing network upgrades with the exception of the digital playout facilities. We intend to use the digital playout facilities and Internet servers located at the Leipzig head-end to support Internet services, the tiering of digital channels and pay-per-view services not only in the Sachsen, Sachsen-Anhalt and Thuringen region but also in our other regions when we upgrade our networks there. Ultimately, we intend to install switches and interconnections at the Leipzig head-end to support our future telephone offering. A fiber optic loop that circumnavigates the city connects our subscribers to the head-end and allows for the delivery of our services. Within this main fiber loop, smaller fiber loops are connected to the larger loop and, in effect, create a fiber optic matrix covering the entire city. As we continue to add more loops, the fiber optic matrix will cover increasingly more portions of the city inside of the main fiber loop.

      Fiber nodes are located at various points within this fiber optic matrix. Each fiber node contains an optical receiver and transmitter where the optical signal received from the head-end is converted to an electrical signal which is transmitted over coaxial cable to the home and where electrical signal received from coaxial cable from the home is converted to an optic signal and sent to the head-end. Coaxial cables run from the nodes to the wall outlets of homes. Each fiber node serves an average of 625 coaxial connections. Our digital set-top boxes, provided by Galaxis Technology AG, enable subscribers to receive digital television and high-speed Internet services. Subscribers who do not have a digital set-top box but purchase high-speed Internet services require a cable modem. The network also provides a 65 MHz return path.

      In those portions of a city where we do not have existing coaxial cable, we lay coaxial cable from the fiber nodes to the homes of new subscribers. Within the coaxial network, we have either replaced (in those cases where we had existing coaxial networks) or installed (in those cases where we built new coaxial networks) electronic equipment which amplifies the capabilities of the coaxial cable so that transmission speed over the cables is increased and signal can be sent in two directions between the head-end and the home. As we continue our network upgrade, we intend to use the architecture described above. As a result, there may be instances where our fiber optic matrix covers portions of a city which are served by other cable operators and where, prior to the upgrade, we did not pass any homes and did not have any subscribers. We believe that passing these new homes will allow us to attract new subscribers.

      We believe that the clustering strategy which we have been pursuing will also be beneficial in the context of our network upgrade as it will enable us to achieve economies of scale. By focusing our upgrade on our most densely populated clusters of network subscribers, we expect to minimize upgrade costs per home. For example, we expect that the digital playout facilities and Internet servers in Leipzig will serve the other regions we are planning to upgrade, thereby reducing capital expenditure requirements in those regions. We further believe our upgrade plans in Germany will reduce our dependence on Deutsche Telekom, and on private operators who have recently purchased cable assets from Deutsche Telekom, for signal delivery. We believe that reducing our signal delivery fees will have a positive effect on our operating results and that controlling our network will have a positive effect on our programming flexibility, our quality of service, and our penetration among broadband subscribers.

      The Netherlands

      Substantially all of our network in the Netherlands is a fully upgraded, two-way broadband network capable of delivering a full range of broadband services including interactive digital television, high-speed Internet access and telecommunications services. Approximately 8,000 of our 320,000 network homes are located in three geographic areas that are not contiguous to the rest of our network and that have not been upgraded. These homes receive programming signal from third-party head-ends and we intend to sell these non-upgraded network homes over time. Our networks in the Netherlands serve communities in the province of Noord Holland in the northwestern part of the country, including the business areas surrounding Schiphol airport but not including the main cities of Amsterdam, the Hague, Utrecht, Rotterdam or Eindhoven. Unlike in Germany, where the ownership of cable networks is frequently divided between Deutsche Telekom and private operators, networks in the Netherlands are typically owned in their entirety by network operators. We own substantially all of our distribution system from the head-end to the home connection point available to our subscribers, with the exception of approximately 92 kilometers of fiber optic cabling that we lease. Our network in the Netherlands has the following characteristics:

      o A regional head-end located in Alkmaar receives television and radio signal, converts this signal to optical signal and transmits it to the fiber optic backbone.

      o A fiber optic backbone, which passes the network region with 1,190 km of 862 MHz fiber optic cabling, transmits optical signal to 38 fiber hubs and 586 fiber nodes.

      o Fiber nodes convert optical signal to electrical signal of up to 862 MHz and distribute this signal via coaxial cable to subscriber homes.

      o Modems and set-top boxes are located on our subscribers' homes premises, if the subscriber wishes to receive digital programming.

      The fiber nodes receive additional local radio and television channels, supplementing signal received from the head-end. Our set-top box, provided by Sagem SA, enables subscribers to receive digital television. Subscribers purchasing high-speed Internet services also require a cable modem. Most of our network in the Netherlands has an 80 MHz return path, with the exception of the Communikabel region, which has a 65 MHz return path. We intend to pass additional homes in our existing regions over time. In addition, during the remainder of 2001, we expect to install an uninterruptible power supply system to support the future provision of telephony services.

      Programming and product offerings

      Germany

      Basic CATV television

      We offer two primary packages of basic cable television programming service: a ground package and a standard package. The ground package consists generally of network and public terrestrial television signal available over the air in the concession area, and typically includes between three and eight channels, depending on the service area. The standard package consists primarily of satellite-delivered programming, and typically includes an average of 32 television channels and 29 radio channels, depending on the service area. Additionally, in certain markets, we offer either one or two additional packages of basic cable television programming service. Approximately 95% of our subscribers subscribe to at least the standard package of service.

      The following sets forth the programming of nationwide channels typically offered in our standard analog package, with exceptions depending on the service area.

    Channel                   Description                 Channel                    Description
    -------                   -----------                 -------                    -----------
3Sat.........     ADR/ZDF, ORF and SRG news and        Onyx-tv......      Music and entertainment
                  sports
ARD..........     General interest                     ORB..........      Regional news, sports and
                                                                          entertainment
ARTE.........     Cultural arts                        Phoenix......      Documentary and political events
Bayern 3.....     Regional news, sports and            Premiere           Pay-TV
                  entertainment                        analog.......
Bloomberg TV.     News and information                 Pro Sieben...      News and entertainment
BR-Alpha.....     Cultural and educational programming QVC Germany..      Teleshopping
DSF..........     German sports                        RTL 2........      Entertainment for young people
DW-Tv........     German programming broadcast abroad  RTL                24-hour entertainment
                                                       Television...
Eurosport....     European sports                      SAT 1........      24-hour entertainment
HR 3.........     Regional news, sports and            Super RTL....      Entertainment
                  entertainment
HOT..........     Teleshopping                         SWR..........      Regional news, sports and
                                                                          entertainment
Kabel 1......     Entertainment and movies             Tm3..........      Entertainment
Kika.........     Programming for children             VH-1.........      24-hour music television
MDR 3........     Regional news, sports and            Viva.........      24-hour music television
                  entertainment
MTV..........     Music videos                         Viva 2.......      24-hour music television
N24..........     24-hour news programming             Vox..........      News and entertainment
Nord 3.......     Regional news, sport and             WDR..........      Regional news, sports and
                  entertainment                                           entertainment
n-tv.........     News and information                 ZDF..........      Gemera; interest


      We receive our programming either directly from broadcasters via our own head-end or indirectly from broadcasters through signal delivery contracts with Deutsche Telekom or private network cable operators. Approximately 38.8% of our television subscribers are served by networks that obtain their programming directly from broadcasters via our head-ends and approximately 61.2% of our television subscribers are served by networks that obtain their programming indirectly via Deutsche Telekom or private cable network operators.

      Current broadband product offering

      We currently offer the following broadband service to subscribers in Leipzig and other portions of the Sachsen, Sachsen-Anhalt and Thuringen region who are connected to our upgraded networks:

      Digital television. We believe we are the first German cable operator to offer digital services to our subscribers. We launched our digital television services in the city of Leipzig in October and November of 2000. We had to adapt our program offerings several times following complaints by the media authorities and after the judgments of the court of Leipzig as discussed below. Under German law, any change from analog to digital delivery has to be filed with the media authorities prior to its implementation. The media authority can also issue enforcement orders to compel us to distribute certain channels for free. As of December 31, 2000, our digital offering was available to approximately 116,000 homes which serve approximately 95,000 analog television subscribers, and approximately 1,555 digital set-top boxes had already been installed in subscriber homes of which approximately 340 subscribers had retained the digital set-top boxes upon termination of the free promotion period. We intend to continually expand and improve the range of channels included in our digital television offering.

      Our PrimaTV digital offering is currently comprised of the simulcast of our basic analog channel offering in digital format plus additional basic digital channels and five different offers as follows:

----------------------------------------------------------------------------------------------------
primaTV Basic
                          3sat                          MDR 3                    RTL Television
                          ARD                           MTV                      RTL 2
                          Arte                          Nord 3                   SAT1
                          Bayern 3                      NIK                      Super RTL
                          BR-Alpha                      n-tv                     SWR
                          DW-Tv                         Onyx tv                  tm 3
                          DSF                           ORB                      Viva
                          Eurosport                     Phoenix                  Viva 2
                          HOT                           PrimaCom Servicekanal    VOX
                          HR3                           Pro Sieben               WDR
                          Kika                          QVC Germany              ZDF
                          Kabel 1


                          B1                            Euronews                 TW1
                          CNN                           Regional TV**            VIA 1
                          EinsExtra                     Sneak Preview**          ZDF.doku
                          EinsFestival                  SWR Saarland             ZDF.info
                          Eins MuXx                     TV 5                     ZDF Theaterkanal

                          + ARD Online Kanal as an
                          additional media source

  primaTV program bouquets:

  primaFamily*            Avante, Game Channel**, Innergy, Reality TV** Muzzik and Wishline

  primaLife*              Bet On Jazz, Extreme Sports Channel, Fashion TV and MCM Africa

  primaInfo*              BBC World, Bloomberg TVand CNBC

  The Adult Channel       The Adult Channel

  MTV                     MTV 2, MTV Base, MTV Extra, VH-1 and VH-1 Classic      (Status 3/15/01)
----------------------------------------------------------------------------------------------------

------------
* Subscribers can subscribe to these three offers for a combined price which is generally lower than the sum of the individual prices. (primaTV Maxi)

** to come

      PrimaTV Basic contains non-crypted digital channels. Access to these channels is available TV by every DVB-C-compatible set-up-box. We offer to rent a set-up box for a monthly fee. Customers can also subscribe to primaTV MAXI (including primaINFO, primaLIFE and primaFAMILY) for a bundled discount and a stand-alone package as offered by MTV, and by March 15, 2001, a stand-alone erotica channel (THE ADULT CHANNEL). As we introduce expanded and improved programming and as penetration of our digital service increases, we expect to target selective rate increases for our digital offering.

      Interactive Pay-per-view. Digital subscribers also have access to up to 15 pay-per-view channels which can be ordered by subscribers using their remote control, featuring films and other special events.

      High-speed Internet access. We launched high-speed Internet services to both residential and business subscribers in the fourth quarter of 1999. At December 31, 2000, we provided high-speed Internet service to 1,318 subscribers. Our high-speed Internet offering includes the following products:

      o Easy-to-go package. This package offers subscribers in the city of Magdeburg in the Sachsen, Sachsen-Anhalt and Thuringen region, 24-hour high-speed Internet access at up to two times the speed of ISDN or 128 kbps (64 kbps upstream), for a monthly fee including the cable modem fee based on the amount of usage by the subscriber. Subscribers receive 1 MB web space, e-mail account services and access to our Internet portal for broadband services such as our game server and additional value-added services.

      o Easy package. This package offers subscribers 24-hour high-speed Internet access at up to four times the speed of ISDN or 256 kbps (64 kbps upstream), for a monthly fee including the cable modem fee based on the amount of usage by the subscriber. Subscribers receive 10MB web space, 500 Mbps of download capacity and e-mail account services with full support from our customer service team. Subscribers may also access our Internet portal for broadband services such as game servers and additional value-added services.

      o Pro package. This package offers subscribers 24-hour high-speed Internet access at up to 16 times the speed of ISDN or 1,024 kbps (256 kbps upstream), for a fixed monthly fee including the cable modem fee. As with the Easy Package, subscribers receive 10MB web space, unlimited download capacity, e-mail account services with full support from our customer service team, and access to our Internet portal.

      Data communications. We currently offer and intend to further promote fixed data communications products to business subscribers. These products take advantage of the fiber-rich, upgraded portions of our network to offer leased lines and wholesale carrier services.

      Future broadband product offerings

      We intend to expand our existing broadband product offering to include a range of additional broadband services. Our planned offering of additional broadband products includes the following primary services:

      o Video-on-demand. We intend to develop and introduce a range of video-on-demand services to complement our existing pay-per-view offering. We expect to develop this offering in cooperation with third-party providers of programming and technology, and we intend to introduce these services to our subscribers over the next two years.

      o Interactive television. We are currently developing and expect to introduce interactive television services to our upgraded subscribers over the next two years. Over time, we expect our interactive television offering to include services such as interactive games, e-commerce and TV-based Internet services.

      o Telephony. We intend to develop and introduce telephony services to our residential and business subscribers over the next two years. We expect to develop and offer these services in cooperation with one or more strategic partners. We will evaluate both a cable telephony platform and a voice-over-IP platform, focusing on the costs to us of developing both platforms, the technical capabilities of each, and the demands of our subscribers.

      The Netherlands

      Current broadband product offering

      Analog Television. Our analog television offering includes two packages of television programming: a basic package and a standard package. The basic package consists of 15 television and 40 radio channels. The standard package consists of 38 television and 40 radio channels. Both packages carry a one-time installation fee. Almost all of our analog subscribers purchase the standard package.

      The standard packages include the following channels, with certain exceptions in some municipalities.

        Channel                   Description                 Channel                   Description
        -------                   -----------                 -------                   -----------
Nederland 1.............  General Interest            Regionet/ljmond TV...     General Interest
                                                                                (Regional)
Nederland 2.............  General Interest            ZDF..................     German language
                                                                                (Germany)
Nederland 3.............  General Interest            WDR..................     German language
                                                                                (Germany)
Beeldmozaiek............  Overview of channel         BBC 2................     English language (UK)
                          offerings
Lokale omroep/kabelkrant  Local cable channel         RTL Television.......     General Interest
VRT TV1.................  General Interest            TCM..................     Classic Movies
Ketnet/Canvas...........  Belgian                     TV Noord-Holland.....     Local programming
ARD.....................  German language (Germany)   Phoenix/CNE..........     Chinese language
BBC 1...................  English language (UK)       TMF..................     Music videos
TV5.....................  French language (France)    CNBC/Nat. Geographic.     News/Documentary
RAI Uno.................  Italian language (Italy)    Eurosport............     Sports
TVE.....................  Spanish language (Spain)    Euronews.............     News
TRT.....................  Turkish                     Cartoon Network......     Children
MBC.....................  Arabic                      Discovery Channel....     Documentary
RTL4....................  General Interest            MTV Europe...........     Music Videos
RTL 5 Nieuws & Weer.....  News & Weather              The Box..............     Music Videos
SBS 6...................  General Interest            CNN..................     International News
Veronica................  General Interest            Abonnee t.v. (Canal       Pay-per-view service
                                                      +1)..................
Fox 8...................  General Interest            Abonnee t.v. (Canal       Pay-per-view service
                                                      +2)..................
Kindernet/Net 5.........  Children                    Videorecorder-afstellin   Video outlet
Kabelkrant Nieuws TV....  News                        Decoderuitgang Canal+     Pay-per-view service

      Digital Television. We launched our digital television product under the brand name Mr. Zap in May 2000. The digital television product is currently available to more than 97% of our subscribers, and we provided digital service to 4,230 subscribers as of December 31, 2000. We offer our digital television product in cooperation with Mediakabel, a joint venture established by seven Dutch cable operators, including us, for the purpose of introducing interactive digital television to the Dutch cable market.

      The basic digital television package includes the following primary features:

      o Pay-per-view/near video-on-demand. Subscribers may select from approximately 50 films per month and a broad selection of other events including sports and entertainment. Films are shown at varying frequencies (e.g. every 15 minutes to every two hours) depending on the popularity of the films.

      o Television channels. Subscribers receive four basic channels and may choose to receive a package of ten channels for an additional monthly fee as follows:

--------------------------------------------------------------------------------
Four Basic Digital Channels                  ANWB Weer & Verkeer
                                             (traffic & weather),
                                             VH-1 (music videos),
                                             Sports 1,and Sky News
                                             (24-hour UK news).

One Premium Package                          CNBC
                                             Performance
                                             Eurosport News
                                             Travel Channel
                                             Landscape,
                                             The Adult Channel,
                                             Extreme Sports,
                                             Film 1,
                                             Bloomberg Television
                                             Fashion TV and
                                             The Playboy Channel.
--------------------------------------------------------------------------------

      o Music and game channels. Subscribers receive five music channels and one game channel.

      In addition, subscribers may purchase the following theme channels and product offerings individually.

         Channel                         Description
         -------                         -----------
 Music Choice...............     40 additional digital music channels
 Game Channels..............     Five additional game channels
 Zee TV.....................     Hindustani television
 Set Asia...................     Hindustani television
 Cinenova...................     Movie channel
 TVBS-E.....................     Chinese television
 ART........................     Arabic television

      Internet access. 14,938 residential subscribers receive always-on, high-speed Internet services as of December 31, 2000, in co-operation with Sonera, a relationship that is exclusive until July 2001. Under our Sonera agreement established in July 1999, we receive a monthly fee for each residential subscriber who purchases one of the following Sonera packages:

      o Profit package. This product provides Internet access speeds of at least 64 kpbs downstream and 32 kpbs upstream. Subscribers also benefit from 600 Mbps of download capacity, e-mail services and homepage capability with 20 Mb capacity.

      o Power package. This product provides Internet access speeds of at least 512 kpbs downstream and 64 kpbs upstream. Subscribers also benefit from unlimited download capacity, e-mail services, and homepage capability with 20 Mb capacity.

      Following the expiration of Sonera's exclusivity period in July 2001, we will consider providing a competing high-speed Internet service, either independently or with a strategic partner.

      Data communications. We offer the following data communications products to business subscribers:

      o QualityLink. This service provides a dedicated fiber connection for data communications at a fixed monthly price depending on whether subscribers elect to receive speeds of 2, 10, 34, 155 or 622 megabits per second.

      o CableLink. This service uses existing cable connections for datacommunications with a choice of between 256 to 512 kbps at a fixed monthly price depending on the chosen speed and the distance between the locations of the subscribers. This service provides the security of a virtual private network.

      Kennisnet intranet service. We are in the process of connecting 550 Dutch schools and educational institutions, libraries and museums to our intranet service by linking our networks with other cable operators. As of December 31, 2000, we are providing service to 110 institutions. This intranet project provides such institutions with network access and access to the Internet through an organization called Educatief Net B.V., or Educatief, which is a joint venture of several cable operators. Educatief has obtained funding from the Dutch government for a period of three years, and will provide subsidies to participating institutions.

      Future broadband product offerings

      In addition to the offerings described below, we intend to expand our broadband product offering to include a range of additional broadband products including video-on-demand, interactive television, and telephony services. We intend to introduce these new services to our subscribers over the next two years.

      o Interactive and enhanced digital cable television services. We are also working with Mediakabel to continually improve and expand our premium programming offering included in the Mr. Zap package. We intend to continually introduce new digital television product offerings and product enhancements as we develop these additional services. We are working with Mediakabel to develop and introduce a range of enhanced television services, including video-on-demand and interactive television. We expect our interactive television offering to include services such as interactive games, home shopping, e-mail by television and interactive advertising.

      o E-commerce. We are developing e-commerce services to be offered via computer and television through our planned interactive television offering. Our e-commerce offering is intended to be an extensive shop window, enabling subscribers to purchase products and services on-line from a broad range of vendors, both inside and outside of the Netherlands. In addition, subscribers will be able to purchase additional Multikabel services on-line via our e-commerce offering. We are currently developing the technical capability to offer these services and are recruiting potential vendors to make their products available via our offering. We expect to enter into revenue sharing arrangements with participating vendors. We expect to offer e-commerce to our subscribers over the next two years.

      o Telephony services. We have been providing cable telephony services on a pilot basis to approximately 100 subscribers in the Den Helder municipality since 1996. Our pilot offering includes local, long distance and international telephony services. We intend to offer full-scale telephony services to our subscribers over the next three years. We expect our telephony offering will include the basic service included in our pilot offering, and may also include other enhanced services such as voice mail, caller identification, call waiting, call barring, call diversion and three-way calling. We will evaluate both a cable telephony platform and a voice-over-IP platform, and decide between these alternative platforms based on the costs to us of developing the platforms, the technical capabilities of each, and the demands of our subscribers.

      Sales, marketing and customer service

      Germany

      Our sales and customer service function is organized regionally in Germany. We employ account managers to originate and service large account relationships with housing associations and governmental authorities. In addition, we conduct direct sales at the individual subscriber level via telesales and door-to-door sales. We employ sales representatives both directly and as agents, some of which are housing associations. We maintain centralized customer call centers in each of our operating regions, which enable us to cost-effectively service a large number of subscribers in each regional cluster. Customer call centers are available 24-hours per day, six days per week to handle new account and service requests. We employ network operations staff and field technicians in each region to handle new subscriber installations and service interruptions.

      Members of our broadband group focus on product development, marketing and sales of our broadband service offering. Marketing efforts undertaken by this group in the Leipzig region primarily focus on the following:

      o Direct marketing. Typical initiatives include sending advertising materials with monthly bills to existing analog subscribers, other direct mail advertising and direct telemarketing campaigns.

      o Advertising. We have used limited advertising campaigns in local newspapers and magazines to promote our broadband service offering.

      The Netherlands

      Members of our sales and marketing staff focus on a specific product offering, such as our analog television offering, our digital offering provided in cooperation with Mediakabel, our data communications product, or our Kennisnet offering. This group works with product development and technical staff to continually improve the key features of our product offering and to determine pricing strategies. Sales and marketing of the Sonera Internet product is coordinated primarily by Sonera in cooperation with us. Sales and marketing of our digital services is managed by us in cooperation with Mediakabel. Our marketing program includes the following primary features:

      o MultiMedia magazine: This quarterly publication is provided to all subscribers and contains general news about Multikabel and about new product offerings. New subscribers also receive a welcome package outlining the full range of products available to subscribers.

      o MultiView channel: This television channel is included in all our channel offerings and broadcasts the full range of products available to our subscribers at all times.

      o MultiMedia website: Our corporate website also outlines our product offering, and we ultimately intend to enable our subscribers to purchase our products on-line.

      o Direct mail and advertising: We have conducted targeted direct mail and advertising campaigns specifically promoting our digital television offering and our data communications product.

      Our customer call center is open during regular business hours five days per week to assist subscribers with routine inquiries such as new services and billing-related inquiries. In addition, our customer call center cooperates with local utilities to offer 24-hour assistance with service interruptions. We employ a team of full-time service technicians, and also contract with third-party technicians. New subscription calls for digital services are currently referred to a Mediakabel call center, but we intend to enable our call center to handle requests for new digital services during the remainder of 2001. Ultimately, we expect that our call center will be able to make outgoing telemarketing calls for digital services and to cross-sell digital services. All requests related to the Sonera Internet offering, other than certain service-related inquiries, are referred to Sonera's call center. Our billing function is largely outsourced to third-party providers, and most billing inquiries are handled directly by, or referred to, these providers, namely the local utilities, Mediakabel, and Sonera.

      Material contracts

      Germany

      Copyright royalties for television programming transmitted over our CATV networks

      Until 1998, we were able to receive our analog programming, whether directly or indirectly, at no charge from the broadcaster and without any formal agreement or contract with the broadcasters. The applicable provisions of the German Copyright Act (Urheberrechtsgesetz) regarding retransmission of programming were amended in 1998 to implement the EC Directive on Cable and Satellite Broadcasting. This law provides for a so-called compulsory license, which requires the broadcasters to permit cable and broadband network operators to retransmit programming in return for payment of a reasonable fee.

      In 1998, the German Copyright Act was amended to require the payment of copyright royalties for the retransmission of television and radio programming by cable and broadband operators. The German Copyright Act does not set forth the amount to be paid. GEMA, one of the German copyright collecting societies, has been mandated by the other German copyright collecting societies to collect these retransmission royalties. GEMA has publicly announced its intention to collect royalty fees for television and radio signal received terrestrially by cable and broadband operators retroactively to July 1, 1997. We have been informed that the license fee for terrestrial retransmission will be assessed if such terrestrial broadcast is received on the network operators' own head-ends, but not, however, if it is received via Deutsche Telekom signal delivery points, in which case GEMA considers the license fees payable by Deutsche Telekom to cover all retransmission.

      In 1999, GEMA entered into a framework agreement with the Association of Private Cable Operators e.V., or ANGA, which, among other things, provides for the collection of license fees retroactively to July 1997. Under the ANGA and GEMA framework agreement, GEMA is not yet collecting license fees for retransmission of satellite broadcasting from private cable and broadband operators, but may choose to do so in the future. Members of ANGA who accept this framework agreement receive a 20% reduction in the announced standard fees, resulting in a general license fee equal to 4% of the monthly subscription fees received by private operators from subscribers served by level 2 and 3 networks. Value-added taxes are also due on the general license fee.

      We are not a member of ANGA and are in the process of negotiating a contract with GEMA regarding the payment of royalties for retransmission of programming. Starting in January 2000, we initiated a rate increase to cover the possible imposition of GEMA fees and began accruing for what we believe are appropriate royalty fees we may have to pay to GEMA. Our ability to recover any retroactive copyright royalty fee from subscribers cannot be assured because we may be unable to pass on copyright royalties assessed for past periods. We do not believe any retroactive payment of copyright royalty fees will be material.

      We have been informed that for a number of years Deutsche Telekom has been paying copyright royalties to GEMA for the retransmission of terrestrial broadcasting. Deutsche Telekom has advised us that it believes payment of this royalty permits Deutsche Telekom to allow private cable system operators connected to Deutsche Telekom signal delivery points to retransmit terrestrial broadcasting on level 4 networks. Deutsche Telekom has indemnified us in certain instances against claims by the German copyright collecting societies for copyright royalties for level 4 network retransmission. The copyright royalty paid by Deutsche Telekom does not, however, cover retransmission of programming on level 2 and level 3 networks. The signal delivery contracts between us and Deutsche Telekom with respect to level 3 networks expressly provide that we will indemnify Deutsche Telekom in case of claims against Deutsche Telekom for breach of retransmission rights by us.

      Signal delivery payments to Deutsche Telekom and private cable operators for television programming transmitted over our CATV networks

      For our level 3 networks and level 4 networks, we entered into signal delivery contracts with Deutsche Telekom to receive programming signal for delivery to our subscribers prior to Deutsche Telekom's sale of some of its networks. Where Deutsche Telekom has retained its network it remains our contract partner but where it has sold networks, private cable operators have assumed the obligations of Deutsche Telekom under the signal delivery contracts and have become our contract partners under the same terms as those contained in the original signal delivery contracts. At December 31, 2000, approximately 61.2% of our television subscribers are served by level 3 and level 4 networks, which receive programming pursuant to signal delivery contracts. In the city of Plauen, which historically had a level 3 network, we consolidated the Deutsche Telekom connection points, installed a head-end, and cancelled our Deutsche Telekom contract. In Leipzig, also historically a level 3 network, we consolidated Deutsche Telekom connection points, upgraded the network, constructed a head-end and cancelled the existing Deutsche Telekom contract. The Plauen network is now considered a level 2 network and the upgraded portion of the network in Leipzig and portions of the Sachsen, Sachsen-Anhalt and Thuringen region, is now considered a broadband network. We intend to continue to consolidate connection points and insert head-ends to reduce signed delivery fees paid to Deutsche Telekom and private cable operators.

      The terms of our signal delivery contracts vary. Most signal delivery contracts are for a fixed period, usually 10 to 12 years, and are subject to negotiated renewal. We typically pay Deutsche Telekom or the private cable operator either a flat fee or a fee per subscriber that is determined by reference to a published fee schedule based on the number of homes connected to one connection point. A number of signal delivery contracts provide for an escalation of fees during the first three to five years (Bauzeitenregelung) to ease our initial network development costs. The escalation clauses in the vast majority of these contracts have been triggered. Rate increases by Deutsche Telekom or private cable operators permitted under the fee escalation clauses in a number of these signal delivery contracts could result in an increase in the aggregate amount of signal delivery fees we pay to Deutsche Telekom and private cable operators. Historically, we have been able to increase the monthly subscription rates paid by our subscribers following increases in signal delivery fees by Deutsche Telekom or private cable operators. The risks we face with respect to our signal delivery contracts are set forth in "Item 3.D. Risk Factors - Risks associated with our business - Potential programming signal delivery and copyright charges may lead to decreases in our operating margins and cash flows of our German operations." We expect that the additional costs associated with these fee increases will be reduced as a result of our anticipated reduced reliance on these agreements.

      Contracts for digital television programming transmitted over our broadband networks

      We have entered into contracts with the majority of the program providers with whom we are required to enter into contracts to obtain programming for our digital television packages and we are negotiating with the remainder. In general, the terms of these contracts are from two to five years and can be automatically extended for additional one year periods. Most of our agreements provide for the payment of a fixed fee per subscriber per month. One of our agreements provides for a monthly payment of 50% of the revenues we generate from the channels which are subject to the agreement.

      In the event we wish to terminate our relationship with these program providers, most of our contracts provide for termination by us if (1) less than 30% of our subscribers are interested in subscribing, (2) research conducted by us results in a finding that the delivery of the channel does not meet market expectations, (3) the content of the channel violates the statutory requirements of the territory, or (4) if the programmer breaches its obligations under the agreement. In addition, we may terminate the agreements if the programmer fails to deliver transmission during 15 minutes a day for a total of 14 days during a 90 day period or if we are obliged to do so by a governmental body. The contracts generally provide that the programmer may terminate only for an uncured breach of the terms of the contract and upon 30 days written notice to us.

      Contract for pay-per-view movies, sports and other events

      We have entered into contracts with program providers including Atlas Film & Medien GmbH & Co. KG, ZDF Enterprises GmbH, TeleMunchen Fernseh GmbH & Co., Telepool Europaisches Fernsehprogrammkontor GmbH, Advanced Licencing GmbH, Helkon Media AG, Kinowelt Lizenzverwertungs GmbH, Prokino FilmverIeih GmbH and Troma Entertainment Inc. for the pay-per-view movies, and other events we offer our subscribers. We are also in contact and negotiations with the major U.S. studios, such as UIP, Warner Brothers and others. These contracts are generally for shorter periods or for specific events and have standard terms. Most of our agreements provide for the payment of a minimum guaranteed fee per program and a revenue share arrangement, which means a split of the revenues we generate from subscribers for all transmissions during the license period.

      Contract for set-top boxes

      On April 1, 2000, we entered into an agreement with Galaxis Technology AG, or Galaxis, for the purchase of the set-top boxes required for our digital television offering. Pursuant to this agreement, we purchased 50,000 set-top boxes at (euro)274 per unit from Galaxis. Orders for additional set-top boxes will be governed by this agreement. This agreement may be terminated by either party in the event of an uncured material breach by the other party. PrimaCom may terminate the agreement upon Galaxis' delivery of defective set-top boxes or if the services and products delivered by Galaxis do not meet PrimaCom's specifications.

      Concession agreements with our subscribers

      In order to be able to provide service to our subscribers, we have entered into long-term public concession agreements with local governmental authorities and private concession agreements with housing associations that administer large housing blocks. The agreements with governmental authorities were entered into prior to the enactment of the German Telecommunications Act of August 1, 1996. We are generally not obligated to make payments to local governmental authorities for the use we make of public rights-of-way to deliver our services. Under the German Telecommunications Act, holders of category 3 telecommunications licenses (which includes broadband network operators like us) have the right to use public rights-of-way free of charge for telecommunications lines serving public purposes provided that the use does not unduly restrict the primary use of the public spaces. Local building permits are required before new telecommunications lines are laid or existing telecommunications lines are changed. The German Telecommunications Act established a number of obligations related to this free-of-charge use of public-rights-of-ways. As a result, since August 1, 1996, it has no longer been necessary for us to enter into public concession agreements to obtain rights-of-way on public grounds.

      Private concession agreements with housing associations provide us with access to potential subscribers living in the housing blocks administered by these authorities and also frequently provide us with the right to use the respective private property owned by the housing associations. Individual private concession agreements typically provide access to a relatively small number of homes. As of December 31, 2000, our cable networks operated pursuant to a few hundred public concession agreements with local governmental authorities and more than 3,000 private concession agreements with housing associations.

      Our private concession agreements typically contain standard conditions, such as conditions of service and limitations on commencement and completion of construction. Additionally, most of our concession agreements contain provisions that permit us to raise the prices for our existing level of cable services with reference to general inflation indices and to raise prices to cover increased costs of programming. By timing rate increases to published cost of living increases or the introduction of new or improved programming, we have generally been able to increase the rates for our cable services without the objection of the relevant contracting party.

      We are party to a number of concession agreements with Wohnungsbaugesellschaft Magdeburg GmbH, or WoBau, most of which were entered into by Funkmechanik Magdeburg GmbH, which we acquired in 1999, and by Antennen Lindemann, which we acquired in 1996. Of these concession agreements, the larger part, covering approximately 25,750 subscribers, will expire in 2001 and the remaining concession agreements with WoBau, covering approximately 5,000 subscribers, will expire between 2002 and 2006. We have been notified by WoBau that it will not extend or renew these agreements with us. If we do not succeed in negotiating a renewal of these agreements or in protecting our interest by way of litigation, we may not be able to deliver CATV services to 25,750 of our subscribers in Magdeburg after January 1, 2002 and to another 5,000 subscribers after various dates between 2002 and 2006.

      Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. Although we generally do not pay concession fees on any of our cable networks, in certain cases we pay housing associations for billing and collecting subscription fees from homes within the applicable apartment blocks under agreements entered into prior to our acquisition of the related cable systems. In some limited cases, housing associations rather than the subscribers receive the broadcasting signal as part of their agreements with us. In these cases, the housing associations pay subscriber fees to us but are otherwise entirely responsible for the handling of subscriber relationships.

      The Netherlands

      Analog programming

      We are not currently required to pay programming fees for the channels included in our basic and standard analog packages, except for Discovery and Eurosport. In some instances, we receive programming fees from broadcasters to carry their programming on our networks. We pay royalty fees to BUMA/SENA, the Dutch copyright collection agency, for the retransmission of programming over our network in the Netherlands.

      The agreement with Discovery was entered into on January 1, 1998 and has been automatically extended annually since then. The agreement will extend until January 1, 2002, subject to earlier termination with three months' notice. The agreement with Eurosport is valid until January 2003, and provides for the payment of a fixed fee per subscriber.

      Digital programming

      In March 2000, Multikabel acquired a 15.71% share in Mediakabel B.V., a joint venture established by a group of Dutch CATV operators in 1997 for the purpose of developing and introducing digital broadcasting services in the Netherlands. Mediakabel provides a full range of operational services to the joint venture, in exchange for which each member of the joint venture, including Multikabel, pays a fee to Mediakabel based on the number of subscribers in its service area. All revenues from digital broadcasting services are recognized directly by Multikabel and all programming fees are paid directly by Multikabel. In May 2000, Multikabel launched digital audio and video services through its participation in Mediakabel. The agreement with Mediakabel does not provide us with programming contracts for our digital television offering.

      We have entered into agreements with a number of program providers for our digital television offering. These agreements are standard and provide for the payment of a fixed fee per subscriber per month. Most of our agreements, with the exception of our agreement for the Cinenova channel described below, have terms ranging from one to three years, many of which may be renewed at our option.

      In February 2000, we entered into a contract with Europe MovieCo Partners Limited for the provision of the Cinenova channel. The agreement provides for payment by us of a fixed fee for 50,000 subscribers which will increase to cover all of our subscribers in the Netherlands by October 31, 2003, regardless of the actual number of our subscribers which are purchasing the Cinenova channel. This agreement has a term of seven years unless earlier terminated or extended. Either party may terminate the agreement if six months prior to the end of the fifth year, the Cinenova channel does not have at least 100,000 subscribers. If six months prior to the end of the fifth year, the Cinenova channel has between 100,000 and 185,000 subscribers, Movieco may provide us with a written early termination written notice, upon receipt of which we will enter into good faith negotiations to reduce the participation levels for the remaining years under the agreement.

      Pay-per-view programming

      With respect to films, we have entered into agreements with DreamWorks International Distribution LLC, Twentieth Century Fox Telecommunications International, Inc., Warner Bros. International Television Distribution, Monarchy Enterprises B.V., CPT Holdings, Inc and Universal Studios International B.V. The agreements have terms ranging from three months to three years. With respect to sports and entertainment events, we have entered into agreements with HBO, 3DD Entertainment, The Big Events Company and Holland Media Group. We also expect to enter negotiations for obtaining seasonal sporting event rights, such as football, boxing and auto racing for our subscribers.

      Internet services

      Until July 1999, we operated an Internet service provider to provide Internet access services to our Internet subscribers. On July 9, 1999, we sold MultiWeb, our Internet service provider, to Sonera and entered into a distribution agreement with Sonera, under which our Internet subscribers obtain Internet access. Pursuant to our agreement with Sonera, which terminates on December 31, 2003, we receive fees from Sonera in exchange for provision of their services over our network. In 2000, we received approximately
(euro)802,000 from Sonera. We have granted Sonera the exclusive right to provide services over our network until July 2001.

      Contracts relating to the network

      We have retained City Com B.V. to design, implement, deliver and install a management system, using switching multitaps, modems and related equipment for our interconnected cable networks. This management system enables us to remotely manage our entire cable television network in the Netherlands. This turnkey order was delivered in May 2000 with the exception of one portion which is expected to be completed in April 2001. In addition, we purchased a synchronous digital hierarchy network from Lucent in 2000.

      In December 1999, we entered into a Cablelink Agreement with KPN Telecom B.V. or KPN, effective as of July 1, 1999. Pursuant to this agreement, KPN provides us with various channels and radio frequencies, which we, in turn, provide to other networks and our subscribers. This agreement will terminate on July 1, 2002.

      Transfer and operating agreements

      We, along with N.V. Nutsbedrijf Haarlemmermeer, entered into certain transfer and operating agreements with 43 municipalities whereby we both own and operate the central antennae installations located on land owned by the municipalities. Many of these agreements are standard and will expire in 2003.

      Competition in Germany and the Netherlands

      The cable television and broadband businesses within Germany and the Netherlands are highly competitive. We compete for subscribers and for acquisitions of cable networks.

      Competition for subscribers

      Competition for subscribers comes from:

      o a growing number of operators who deliver the same or similar packages of television programming and other services on delivery platforms that are different from ours including antennae, satellite direct-to-home, or DTH (which can be both analog, or A-DTH, and digital, or D-DTH), and satellite master antenna television, also known as SMATV systems, and

      o providers of different products and services in those areas where we operate our broadband networks including, Premiere in Germany and UPC, Essent and Cassema in the Netherlands which offer other digital television services, providers of other methods of high-speed Internet access and Deutsche Telekom in Germany and KPN in the Netherlands which offer telephony services.

      In both Germany and the Netherlands, the ability of viewers to receive terrestrial broadcast television signal directly through antennae or otherwise impedes our ability to obtain additional cable television subscribers in areas where our cable networks have already been installed. The extent to which we are limited in obtaining additional subscribers varies depending on the quality of the reception to the subscriber and the zoning restrictions in the subscriber's region. In addition, in the Netherlands we face competition from providers of terrestrial digital television.

      A-DTH satellite users obtain programming from one of a number of different satellites, including Astra and Eutelsat, in both Germany and the Netherlands. In order to receive A-DTH satellite-delivered programming, the consumer must have an outdoor reception dish, which generally is smaller and less expensive than the satellite dish typically used in the United States. A-DTH satellite-delivered services are widely available in Germany and the Netherlands, although the current consumer base in the Netherlands is limited due to high cable penetration. We believe that A-DTH satellite-delivered services will continue to provide significant competition in the future. However, we believe cable television has a number of competitive advantages over A-DTH satellite-delivered services for the following reasons:

      o Cable television does not involve an up-front cost for the purchase of a dish and related equipment required for A-DTH.

      o Satellite dishes are often perceived as unsightly. Planning or zoning laws and regulations, building rules and building lease contracts often forbid satellite dishes being fixed to buildings where cable television services are available.

      o At present, there is generally a wider range of national, regional and local, programming available on cable networks. This is due, in part, to the inability of A-DTH reception dishes to receive programming from multiple satellites at any given time or to switch to a further satellite without being realigned by a technician.

      o Cable service operators generally provide a local presence and service to their subscribers.

      o Consumers have expressed concerns as to the level of fees that they will be required to pay to providers of A-DTH satellite-delivered programming if and when DTH satellite signal is encrypted.

      o As cable television networks are upgraded, a full range of broadband network products and services may be offered which will build subscriber loyalty.

      We believe that, should A-DTH satellite signal be encrypted, we would benefit from an increase in the number of subscribers as former A-DTH users seek alternative sources of television programming. We believe that A-DTH satellite-delivery service may become more competitive with cable service if digital compression technology is implemented in the industry such that satellite services can provide more channels and direct specific programming to particular subscribers. As we upgrade our cable television networks in Germany and the Netherlands, we will be able to offer substantially more programming alternatives and pay-per-view services. Accordingly, we do not believe that our broadband networks will be at a competitive disadvantage to either A-DTH or D-DTH even if digital compression technology is implemented in the satellite services.

      In addition, we face competition from D-DTH satellite-delivered services. In the Netherlands, licenses have been awarded for DTH television, which will compete with our digital television offering. During the last two years, Premiere has commenced D-DTH operations in the German market. We believe that D-DTH has not achieved meaningful penetration of the German market. However, Premiere has substantial financial resources and exclusive programming and sports contracts. Therefore, we believe that additional penetration will be achieved by Premiere and will frequently represent a loss of subscribers to cable network operators in Germany, including subscribers to our networks. The introduction of our digital television and pay-per-view services will compete directly with Premiere. In the Netherlands, D-DTH operations currently exist on an even smaller scale than in Germany.

      Cable television networks also face competition from SMATV systems that serve condominiums, apartment buildings and other private residential developments. These delivery methods are limited and are not able to offer a full range of broadband services on a large scale.

      In addition to competition with providers of programming using different platforms as described in the preceding paragraphs, we also compete for subscribers with providers of different products and services in those areas where we operate our broadband networks. Since we started offering digital services earlier this year, we have been competing with other digital television services. Our primary competitor in Germany is Premiere. Premiere has several exclusive long-term contracts with major film studios, program producers and sports franchises for a substantial amount of entertainment and sports programming. Premiere delivers its product in analog and digital packages via Deutsche Telekom's cable television network and direct-to-home via satellite. We believe Premiere has a current market share of approximately 4% of the television homes in Germany. In the Netherlands, UPC, our largest shareholder, is the largest broadband operator, followed by Essent and Casema. We believe that these three operators account for approximately 80% of the Dutch cable market.

      Once we launch our voice-over-IP platform, we will compete with several other providers of local telephony service, including Deutsche Telekom's fixed line network in Germany and KPN's fixed line network in the Netherlands. We will also be competing with several wireless telephony services, many of which have financial resources substantially in excess of ours.

      With respect to high-speed Internet access, we compete with other access mechanisms, such as ADSL lines, standard dial-up services and dial-up services over ISDN. We believe high-speed Internet access over broadband networks has several competitive advantages over these alternative Internet service access mechanisms, including convenience, speed of access, and price. Our Internet service requires no dial-up time because the subscriber is always on-line, twenty-four hours a day. We believe Internet access over broadband networks can be

10 to 15 times faster than access over ISDN. Finally, our product is priced on a flat fee basis with no additional charges for usage. From a pricing standpoint, we believe our product becomes particularly attractive, compared to most other alternative access mechanisms, to subscribers who use the service for more than 20 hours in a month. We do not believe that we actively compete with larger, more well established Internet service providers such as T-Online (Deutsche Telekom's Internet service provider), AOL Europe in Germany, KPN, Chello Broadband NV and World Online in the Netherlands.

      The extent to which a cable service is competitive depends, in part, on the quality of the network and the cable operator's ability to offer a greater variety of programming at competitive prices to consumers than that available through alternative delivery platforms. Advances in communications technology, as well as changes in the marketplace and the regulatory environment, are occurring constantly and their impact is impossible to predict.

      Competition for acquisition of cable networks

      The cable television industry in Germany is in the process of undergoing consolidation. We encounter competition for the acquisition of cable networks from both existing cable television operators and financial investors. Many of these competitors or potential competitors, including the cable operations of Deutsche Telekom, Bosch, TeleColumbus, EWT/tss and UPC, our largest shareholder, in Germany, and in the Netherlands, UPC, Essent, and Casema. In addition, in Germany, we may face competition from Klesch & Company Limited and Liberty Media if these entities acquire network assets from Deutsche Telekom in the Sachsen, Sachsen-Anhalt and Thuringen region, where we have operations, and from UPC, our largest shareholder, if that entity acquires network assets from Deutsche Telekom in the Rheinland region, where we also have operations. If any of the existing or potential competitors significantly expand their acquisition activities, our ability to continue implementing our acquisition strategy may be materially affected.

      Litigation

      We may from time to time be involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or legal proceeding that, in the opinion of management, is likely to have a material adverse effect on our business and financial condition.

      Litigation relating to operations of Suweda prior to merger

      As a result of the merger between KabelMedia and Suweda in December 1998, we succeeded to certain litigation against Suweda or its affiliates. In order to allocate the risks related to this litigation, KabelMedia and Wolfgang and Ludwig Preuss, two major shareholders of Suweda, entered into an indemnity agreement under which Wolfgang and Ludwig Preuss, jointly and severally, agreed to indemnify KabelMedia, us and our successors, until November 20, 2003, from any claim and damages arising out of or in connection with civil or criminal litigation or proceedings arising out of events relating to Suweda prior to our merger with it, whether brought against us or our affiliates, our officers or former officers, or KabelMedia (our predecessor) in its capacity as Suweda's successor, including certain ongoing litigation.

      All litigation risks vis-a-vis manufacturers or users arising from the planning, manufacturing, operation and distribution of broadband cable networks, and all litigation risks arising in the ordinary course of business and which do not exceed approximately (euro)13,000 individually or approximately
(euro)511,000 in the aggregate, are excluded from this indemnification. In the event the total claims exceed (euro)511,000, the liability under the indemnity agreement will be limited to the amount of such excess. We have the right to manage any litigation but Wolfgang and Ludwig Preuss have the right to object to the settlement of any claim. The agreement provides that any dispute between us and Wolfgang and Ludwig Preuss regarding such settlement will be determined by an independent lawyer.

      There is currently one ongoing civil proceeding covered by the indemnity agreement. This litigation was instituted by the East German Privatization Agency (Bundesanstalt fur Vereinigungsbedingte Sonderaufgaben, or BVS) against Suweda and arose from Suweda's purchase of Brandenburgische Bau AG, or BBAG. BVS sued

Suweda for payment of (euro)7,465,000 for breach of contract. BVS alleged that Suweda, by reducing the workforce of BBAG, had acted in breach of contract. The district court in Berlin dismissed the claim for payment. In November 1998, BVS appealed this decision, reducing its claim to (euro)6,851,000. PrimaCom has rescinded a settlement which was reached at a first court hearing on November 1, 2000, pursuant to which PrimaCom would have had to pay (euro)3,553,000 to BVS. The superior court of Berlin has scheduled the next hearing for June 2001. There is a risk that BVS will increase its claim to the original amount.

      Litigation with housing associations

      During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with us, brought a civil action seeking to limit our ability to increase the subscriber fees charged by us to tenants of the housing association without the prior consent of the housing association. The housing association's claim was based on a clause in the concession agreement which GGG contended makes increases in subscriber fees subject to the consent of the housing association. Subsequently, Chemnitzer Siedlungsgemeinschaft e.G., another housing association in Chemnitz which is party to a concession agreement with us containing a similar clause, joined this civil action on the plaintiffs side. We serve 30,000 and 4,000 subscribers under these concession agreements.

      In October 1998, the court of first instance hearing the claim against us in Chemnitz held in favor of GGG. We appealed the decision of the Chemnitz court to the superior court (Oberlandesgericht) in Dresden. In these appeal proceedings, in addition to Chemnitzer Siedlungsgemeinschaft e.G., two more housing associations, Wohnungsbaugenossenschaft Chemnitz-Helbersdorf e.G, through which we serve 128 subscribers, and Helbersdorfer Tor Wohnungs- und Vetriebs und Verwaltungs GmbH & Co. KG, through which we serve 24 subscribers, also joined this civil action on GGG's side. The superior court in Dresden dismissed our appeal. We then appealed this judgment to the federal civil court (Bundesgerichtshof) in the spring of 1999. Even though we believe that eventually we will prevail in these proceedings, we have not recognized the revenue associated with the rate increase in question since January 1, 1999. The grounds of appeal filed with the federal civil court are focused on legal issues related to German competition law. The court hearing before the federal civil court was scheduled for March 6, 2001 and on that date the federal civil court held that the decision of the superior court in Dresden is reversed and the action brought against us before the Chemnitz courts was dismissed. We are awaiting the opinion of the federal civil court in this case before ascertaining the impact of this decision on our business.

      In December 1998, GGG gave notice of termination of the concession agreement with effect from December 31, 1999, approximately 12 years prior to the end of its term. The bases asserted for this early termination were an alleged breach of the concession agreement when we increased prices without the consent of GGG, as well as the action which was the subject matter of the lawsuit now pending before the federal civil court referred to above; and an allegation that because the concession agreement contains standard non-negotiated terms and the duration of the contract is 20 years, it is terminable at any time by either party. We rejected the early termination and GGG sought judicial confirmation of the early termination, filing another civil action against us to this end with the regional court (Landgericht) in Chemnitz. On January 17, 2000, this court dismissed the action. It acknowledged our substantial investments in Chemnitz and further ruled that in considering the duration of a concession agreement as imposing hardship on the house owner, the period which is required for building the cable network must not be taken into account, and hence confirmed our long-term contract concluded with GGG. It also ruled that irrespective of whether consent by the GGG Housing Association was required, increase in our fees did not constitute sufficient grounds for early termination of the contract. In February 2000, GGG appealed the decision to the superior court in Dresden. The regional court has stayed the proceedings until the federal civil court has rendered its decision in the case now pending before that court, referred to in the previous paragraph. We believe that we will eventually prevail in this matter.

      In October 1999, Wohnungsbaugenossenschaft Wendenschloss e.G., through which we serve 1,365 subscribers, has applied to the regional court (Landgericht) in Berlin for a judgment permitting the early termination of its concession agreement. The court has held that the concession agreement is terminable after 12 years. We have appealed the decision to the court of appeal (Kammergericht) in Berlin and a hearing has been scheduled for July 2, 2002.

      Programming litigation with housing authorities and with program providers

      In early September 2000, we, through our subsidiary PrimaCom Region Leipzig GmbH & Co KG, conducted a test launch of our digital television product in Leipzig and chose the premises of Wohnungsbaugenossenschaft Leipzig e.G., a local housing association in Leipzig, as a test area. On October 18, 2000, the district court in Leipzig issued an injunction on application of Wohnungsbaugenossenschaft Leipzig e.G., which precluded us from (1) reducing our previous offering of analog television channels and (2) offering digital television to subscribers on the premises of Wohnungsbaugenossenschaft Leipzig e.G. The court held that we had violated the terms of the concession agreement by reducing our analog television offering and by introducing digital television without obtaining the prior approval of the housing association. After the injunction was issued, we restored our analog television offering and entered into negotiations with Wohnungsbaugenossenschaft Leipzig e.G. in an effort to jointly revise the concession agreement to allow for the introduction of digital television in premises owned by the housing association. We have also appealed the decision of the district court to the superior court (Oberlandesgericht) in Dresden and a first hearing has been scheduled for April 5, 2001.

      In November and December 2000, several German program providers (Kabel 1, SAT 1, Pro 7, DSF, tm 3, N 24, RTL 2, Super RTL, and Vox) obtained injunctions from the district court in Leipzig precluding us from carrying the programs provided by Kabel 1, Pro 7, DSF, tm 3, N 24 on our cable networks solely in digital format, and from carrying programs provided by RTL2, Super RTL and Vox in digital format in return for the payment of subscriber fees without the consent of these program providers. We have restored our analog television offering and are validly operating under the injunctions. We commenced negotiations with these programmers and reached an agreement with RTL 2, Super RTL and Vox on February 1, 2001, and with tm 3 on February 23, 2001. Both agreements provide that we will continue to carry the programs of RTL and tm 3 in analog and digital format and we will neither pay nor receive payment for this programming. The agreements further provide that we will work with the other parties toward a definitive programming agreement and that in the event any fees are to be paid under that agreement, the payment will be retroactive to January 1, 2001. We are also engaged in negotiations with Kabel 1, Pro 7, DSF and N24, which are all seeking judicial confirmation to prevent us from offering their programs in either analog and digital formatting. The first court hearing for DSF was on February 27, 2001. The district court in Leipzig will announce its decision on March 30, 2001. We believe that we may lose these proceedings and be prohibited from broadcasting the DSF channel in digital format. We plan to appeal any adverse decision in this matter.

      Regulation

      The provision of analog and digital television, telephone, Internet/data and broadcasting services is regulated in the countries in which we operate. The scope of regulation varies from country to country, although in some significant respects the regulation we are subject to is harmonized under the regulatory structure of the European Union. Below is a summary of the regulatory environment in the European Union, Germany and the Netherlands.

      European Union

      Austria, the Netherlands, Belgium, France, Sweden, Denmark, Finland, the United Kingdom and Italy are all member states of the European Union. As such, these countries are required to enact national legislation which implements directives issued by the EU Commission and other EU bodies. In recent years, the European Union has led the liberalization of the telecommunications and television services sectors, which includes the use of cable networks to provide public voice telephone and other telecommunications services, in EU member states. As a result, the markets in which we operate have been significantly affected by regulation initiated at the EU level. As it develops, such EU regulation will continue to have a significant effect on these markets, including future developments relating to the convergence of telecommunications, media and information technology.

      In 1999, the EU Commission reviewed the consequences of this convergence for the regulatory environment and the effects of the liberalization on the telecommunications markets of the member states. This review is expected to result in changes of the current regulatory framework. The current regulatory framework and the expected changes are described in more detail below.

      In November 1999, the European Union released the 1999 Communications Report proposing new policies for telecommunications regulation and requested comments on its proposals. In July 2000, the Commission submitted a package of specific legislative proposals to drive forward the liberalization of, and to strengthen the competition in, the electronic communications markets in the European Union. The package puts particular emphasis on the stimulation of affordable high-speed Internet access and providing a light-touch legal framework for market players. The package of proposals represents a comprehensive reform of the regulatory framework for telecommunications in Europe. The proposed regulatory framework would attempt to decrease national variations in regulations and licensing systems and further increase market competition. These policies would seek to harmonize licensing procedures, reduce administrative fees, ease access and interconnection, and reduce the regulatory burden for telecommunications companies. The European Union is proposing that electronic communications networks and services be subject to general authorizations.

      The proposed new directive on a common regulatory framework for electronic communication, known as the new Framework Directive, would introduce a harmonized regulatory framework for all electronic communications networks and services. Electronic communications networks are defined as transmission systems and, where applicable, switching or routing equipment and other resources which permit the conveyance of signal by wire, by radio, by optical or by other electromagnetic means; and electronic communications services are defined as services provided for remuneration which consist wholly or mainly in the transmission and routing of signal on electronic communications networks. Therefore, cable TV networks and services would also qualify as electronic communications networks and services and fall under the scope of the new directives. Of particular relevance are the proposed Framework Directive's criteria for determining whether or not operators have significant market power. Pursuant to the new Framework Directive, a company would be deemed to have significant market power if, either individually or jointly with others, it enjoys a position of economic strength affording it the power to behave to an appreciable extent independently of competitors and subscribers and ultimately consumers. Many elements of this provision are unclear. However, if this directive is adopted and implemented, it could have a significant effect on our business because we could also be deemed to have significant market power and, thus, be subject to special obligations to be imposed by the respective national regulatory authority.

      Video services

      o Video services through telecommunications networks. Most of our operating companies are the only cable television operators in their franchise areas. As with the telecommunications sector, the cost of building a network to provide television services is a considerable disincentive to potential new entrants in the television services market. Our operating companies may face competition in the long term in their franchise areas from new entrants providing television services through the infrastructure of incumbent telecommunications operators and potential new entrants. In the Netherlands, for example, where there are no restrictions on the use of telecommunications infrastructure for the provision of cable television services, the incumbent telecommunications operator is testing whether it will be able to provide television services through its fixed networks.

      o Conditional access. In order to enable further competition in pay television services and accelerated development of advanced television services, the EU Council and Parliament passed the Advanced Television Standards Directive in 1995, which requires member states to regulate the offering of conditional access systems, such as program decoders used for the expanded basic tier services offered by many of our operating companies. Providers of such conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other television service providers, such as broadcasters. This obligation is anticipated to be carried forward in the new Interconnection Directive.

      o Broadcasting. The Television Without Frontiers Directive adopted in October 1989 and amended in June 1997, is intended to introduce freedom of broadcasting in the European Union. Generally, broadcasts emanating from and intended for reception within a country have to respect the laws of that country. Under the directive, EC member states are required to allow broadcast signal of broadcasters in other member states to be freely transmitted within their territory so long as the broadcaster complies with the law of the originating, member state. The directive also establishes quotas for the transmission of programming produced in Europe and programs made by European producers who are independent of broadcasters. Television advertising and sponsorship in member states must comply with certain minimum rules and standards, although member states may set more detailed and stricter rules for certain matters.

      In addition to the Television Without Frontiers Directive, the other primary source of European regulation affecting television broadcasting is the 1989 European Convention on Transfrontier Television, or the Convention. The Convention is effective in those countries that have ratified it. Germany has ratified and the Netherlands has signed but not ratified the Convention. The Convention currently provides that the country in which a broadcaster uplinks its programming to the satellite has jurisdiction over that broadcaster.

      A change to the Convention, or the Amendment, was agreed by parties to the Convention in October 1998, but it will not enter into force until its acceptance by France. The Amendment will bring the Convention into conformity with the Television Without Frontiers Directive's establishment test, providing that a broadcaster should be regulated primarily by the authorities in the member country in which the broadcaster is established. Additionally, the Amendment would provide that when a broadcaster's channel is wholly- or principally-directed at a country other than where it is established, for the purpose of evading the laws of that country in the areas covered by the Convention, the broadcaster would become subject to the laws of the country of reception. The Amendment allows parties to the Convention to designate that certain important events (e.g. major sporting events) cannot be broadcast exclusively by a single television station so as to deprive a large proportion of the public of that member country from seeing the event live or on a deferred coverage basis on free-to-air television.

      We believe that the Television Without Frontiers Directive will apply to the broadcasting of these joint-venture channels to such operating companies so that one broadcasting license within an EC member state will permit us to broadcast such channels to cable operators throughout the European Union. Where the joint venture partner is already a licensed broadcaster within the European Union, we believe the joint venture activities may fall within the scope of our partner's broadcast license, and that the joint venture could operate under the terms and conditions of that license. We plan to enter into joint venture agreements with programming providers in order to launch eight new channels, which we intend to broadcast to our operating companies and other cable television operators for distribution through their networks. We also plan to apply for a broadcasting license in a EU country to accommodate joint ventures with those partners that do not have a broadcast license in a member state of the European Union or channels created without a partner. We are currently in discussions with the regulatory authorities in the Netherlands and plan to obtain a broadcasting license in the Netherlands.

      Another major EU Commission Directive for broadcasting, Directive on Satellite Transmission and Cable Retransmission of September 1993, requires member states to permit a satellite broadcaster to obtain the necessary copyright license for its programs in just one country (generally, the country in which the broadcaster is established), rather than obtaining copyright licenses in each country in which the broadcast is received.

      In addition to national laws which implement the EU directives on broadcasting described in this section, various other types of national broadcasting regulations apply to our business. Over-the-air, terrestrial television and radio broadcasters operate pursuant to licenses granted by national or local regulatory authorities allowing use of certain radio frequencies in a specified geographic area, generally for a limited duration which can be renewed. Broadcasters operate subject to various regulatory conditions such as limitations on advertising, program content and ownership.

      Regulation of the Internet and e-commerce

      In June 2000, the European Parliament and Council adopted a directive on certain legal aspects of information society services, in particular electronic-commerce, written the European Union, known as the E-Commerce Directive. The purpose of the E-Commerce Directive is to ensure the free movement of information society services in the Internal Market. To achieve this purpose, the E-Commerce Directive contains provisions regarding jurisdictional matters, authorization of information society services, the scope of information to be provided within the framework of information society services, the conclusion of contracts by electronic means and the liability of service providers. As the provision of Internet access, e-commerce, video-on-demand services, and in particular the selling of goods on-line qualify as information society services, the E-Commerce Directive will also have an impact on our business. To harmonize the member states' approach to jurisdictional issues, the E-Commerce Directive introduced the rule of the home country of the information service provider. This means that in the so-called coordinated field, a service provider is subject only to the rules and regulations set by its home country. The coordinated field concerns requirements that apply to the taking up of the activity and the pursuit of the activity of a provider of information society services, including the service provider's liability. However, there are so many exceptions to the rule of the home country that, effectively, we must continue to invest in examining and complying with the relevant laws and regulations, which are in force in Germany and the Netherlands. The E-Commerce Directive also contains provisions regulating the liability of providers of certain information society services, i.e., providers of mere conduit, caching and hosting services. These provisions prohibit the member states to impose a general obligation on the providers of mere conduit, caching and hosting services to monitor the information that they transmit. Except for the directive on e-commerce, no other Internet-specific regulations have been issued.

      Telephone and Internet/data services

      o Liberalization of telecommunications services and infrastructure. A central aim of the liberalization process has been to reduce the monopoly power of the incumbent telecommunications operators in order to introduce competition in the European telecommunications market. Liberalization measures have been adopted under the EU Treaty's competition rules and harmonization measures have been put in place through the adoption of Open Network Provision directives, or ONP. ONP includes the principle that public telecommunications networks have to be made accessible on the basis of objective, transparent, public and nondiscriminatory conditions. The ONP framework applies to providers of public telecommunications networks or services having significant market power in the relevant market. At the moment the ONP principles do not apply to television networks or services. Any future application of ONP principles to television networks or services could have a material effect on our business. Following the EU Commission's Services Directive of June 1990, the exclusive rights of incumbent operators to provide telecommunications services were gradually removed so that competing operators and service providers would be entitled to offer all telecommunications services other than public voice telephone. The incumbent telecommunications operators invariably owned the national networks, however, and the lack of an alternative infrastructure to provide such liberalized services operated as a major barrier to entry into the market by competitors. In an effort to overcome this barrier, in October 1995, the European Union introduced the Cable Television Networks Directive, which required member states to remove existing restrictions on the use of cable television networks to provide telecommunications services other than public voice telephone services. As a result, cable television operators became able to use their networks to provide telecommunications services except for public voice telephony. In 1996, the EU Commission issued the Full Competition Directive, which required the European Community member states to remove all remaining exclusive rights over public voice telephone and public telecommunications networks of incumbent public voice telephone operators by January 1, 1998. The establishment and provision of telecommunications networks were also liberalized under this directive. As a result of this directive, we may establish and provide telecommunications networks and/or services, including public voice telephone and Internet/data services, through our cable networks, subject to obtaining the necessary licenses and authorizations.

      Under the Cable Television Networks Directive, telecommunications operators that have exclusive rights to provide cable television network infrastructure in a given area and achieve annual revenues in the relevant telecommunications market of more than (euro)50,000,000 must account separately for their telecommunications services and any cable television services. In Germany, under national law, the requirement to separate the accounting for the various telecommunications and cable TV operations applies to companies which are, pursuant to the German Competition Act, in a dominant position on either or both of the telecommunications and the cable TV market. Unlike the EU Directive, this requirement applies independent from the level of revenues generated on these markets. As we are likely to qualify as a market player having a dominant position on various German cable TV markets, in Germany, we will be required to separate our accounting system into subsystems for each of the cable TV operations and other telecommunications operations. The German regulatory authority may impose guidelines on us as to the details of the accounting separation. In the Netherlands, this requirement applies to all telecommunications operators providing both cable television and other telecommunications services under national law irrespective of the above-mentioned requirements. Should we achieve the requisite turnover in the Netherlands, we would become subject to these requirements.

      In June 1999, the EU Commission adopted a directive amending the Services Directive requiring member states to enact legislation directing certain telecommunications operators to separate their cable television and telecommunications operations into distinct legal entities. This directive is intended to aid the development of the cable television sector and to encourage competition and innovation in local telecommunications and high-speed Internet access. The directive includes competition safeguards to deter anticompetitive cross-subsidies or discrimination by incumbent telecommunications operators as they enter into cable television or broadband services.

      o Universal service obligation. The concept of universal services was introduced by various EU Council Resolutions from 1992 onwards. Universal service obligations were set forth in the Voice Telephony Directive in 1999 and the Interconnection Directive in 1997. Currently, the universal service obligation includes only voice telephone and related services including directory and inquiry services. Following the 1999 Communications Review, a new directive on universal service and user's rights relating to electronic communications networks, or the new Universal Service Directive, has been proposed. Pursuant to the new Universal Service Directive, the scope of universal services would also include access to data communications such as the Internet via the public telephone network. Given our involvement in the data communication and especially the Internet business, if this new directive is adopted and implemented, it could have a significant effect on our business.

      o Interconnection. Because new telecommunications operators need to interconnect their networks with the fixed public telephone network, the EC Council of Ministers and the European Parliament adopted the Interconnection Directive in 1997, which sets forth the general framework for interconnection, including general obligations for telecommunications operators to interconnect with their networks. The directive requires member states to impose obligations on public telecommunications network operators to negotiate interconnection agreements on a non-discriminatory basis. Public telecommunications network operators with significant market power (which, although it may vary, is presumed when an operator has 25% or more of the relevant market) are subject to additional obligations. They must offer interconnection without discriminating between operators that offer similar services, and their interconnection charges must follow the principles of transparency and be based on the actual cost of providing the interconnection. The directive also contains provisions portability with certain exceptions, supplementary charges to contribute to the costs of universal service obligations and other interconnection standards. As a result, if the principles in the directive are fully applied, we should be able to interconnect with the public fixed network and other major telecommunications networks on reasonable terms in order to provide these services when and if we choose to provide them. There can be no assurance, however, that we will be able to obtain from incumbent telecommunications operators interconnection on terms and conditions or at prices satisfactory to us without protracted negotiations or involvement in time-consuming regulatory proceedings.

      As a result of the 1999 Communications Review, a new directive on access to, and interconnection of, electronic communications networks and associated facilities, or the new Access and Interconnection Directive, is expected to be adopted, replacing the 1997 Directive on Interconnection in Telecommunications. The new Access and Interconnection Directive would apply to all forms of communications networks, including cable TV networks. This means that, if this new directive is adopted and implemented, we would also be subject to the obligation to negotiate and grant access to, and interconnection with, our networks, if requested by other authorized communications network operators providing publicly available electronic communications services. Pursuant to the new Access and Interconnection Directive, the basic principle of giving priority to full commercial negotiations will remain the same and rules would be set forth regulating regulatory intervention to impose obligations.

      o Licensing. EU telecommunications policy has also aimed to harmonize the licensing requirements for the provision of public telecommunications services. As a result of the Licensing Directive, which became effective on December 31, 1997, member states are required to adopt national legislation so that providers of telecommunications service generally require either no authorization or a general authorization which is conditional upon essential requirements, such as the security and integrity of the network's operation. Licensing conditions and procedures must be objective, transparent and non-discriminatory. Member states may issue individual licenses in certain situations. For example, the provision of public voice telephone services and the establishment or provision of public telecommunication networks may be subject to individual licenses. In addition, telecommunications operators with significant market power may be required by member states to hold individual licenses carrying more burdensome conditions than the authorizations held by other providers. Significant market power is typically 25% of the relevant market. License fees can only include administrative costs except in the case of scarce resources where additional fees are allowed.

      Based on the 1999 Communications Review, a new directive on the authorization of electronic communications networks and services, or the new Authorization Directive, is expected to be adopted. The Commission intends to further harmonize and to streamline the licensing process. Pursuant to the new Authorization Directive, if adopted and implemented by the member states, the licensing of the establishment of electronic communications networks and the provision of electronic communications networks and services, i.e., cable TV networks and services, would become simpler, more transparent and less expensive and individual licenses would be required only in connection with the assignment of radio frequencies and numbers. The new Authorization Directive would replace the Licensing Directive.

      Germany

      Cable television licenses

      The German Telecommunications Act came into force on August 1, 1996. The purposes of the Act are, by means of regulation in the telecommunications sector, to foster competition, to ensure adequate services nationwide and to establish an administration system for bandwidth frequencies. The German Telecommunications Act ended the network monopoly of Deutsche Telekom. Deutsche Telekom's network monopoly was previously established in the Telecommunications Installations Act of 1989. Telecommunications services, including the provision of transmission capacity, may now be provided by anybody subject to the requirements established in the German Telecommunications Act. The German Telecommunications Act sets forth licensing requirements for, amongst other things the operation of transmission paths which extend beyond the borders of a single parcel of property and which are used to offer telecommunications services to the public. The establishment and operation of cable television and broadband networks falls within the scope of the licensing requirements set forth in the German Telecommunications Act.

      The German Telecommunications Act establishes four different license classes:

      o licenses for the operation of transmission lines for mobile radio services to the public by the licensee or another entity (license class 1: mobile radio license),

      o licenses for the operation of transmission lines for satellite radio services to the public by the licensee or another entity (license class 2: satellite radio license),

      o licenses for the operation of transmission lines for telecommunications services to the public by the licensee or another entity, to which provision license category 1 and 2 are not applicable (license class 3), and

      o licenses for voice telephony services to the public based on self-operated telecommunications networks (license class 4).

      The operation of transmission paths, including two-way transmission paths with back channel feasibility for the purpose of receipt and distribution of broadcasting signal, which includes the operation of cable television networks, falls within license class 3. We believe that we have obtained all material class 3 licenses required to operate our business.

      Transmission lines for the operation of cable networks, including level 3 and level 4 system networks, which have been operated under the legal provisions in effect prior to the entry into force of the German

Telecommunications Act continue to be authorized and do not need to be licensed under the German Telecommunications Act. The operation of the in-house network (level 4) does not require a license.

      The German Telecommunications Act subjects market-dominating telecommunications enterprises to special provisions, in particular with regard to the regulation of tariffs, business terms and conditions and the granting of open network access, including interconnection obligations. Tariffs for telecommunications services of market-dominating enterprises are subject to the review of the regulatory authority. Such tariffs have to be based on the costs of efficient service provision. Detailed regulations are included in the Ordinance on Telecommunications Tariff Regulation of October 1, 1996. The business terms and conditions of market-dominating enterprises are also subject to the regulatory authority's control. The regulatory authority has the right to object to business terms and conditions which are not in conformance with relevant provisions of EU law. With regard to open network access and interconnection, the German Telecommunications Act establishes an obligation of market-dominating operators of public telecommunications networks to provide for interconnection between their networks and the public telecommunications networks of other operators and to grant other users access to their networks. Detailed regulations are included in the Ordinance on Special Network Access of October 23, 1996.

      The Telecommunication Customer Protection Ordinance of December 11, 1997 regulates the relationship between providers of telecommunications services and their subscribers. It sets forth several specific obligations for market-dominating providers and various obligations for all other providers. It specifies, for example, rules for invoicing, universal service, quality parameters and limitations of liability. Contractual clauses which limit rights which subscribers have under the Ordinance are invalid.

      Under the German Telecommunications Act, a person offering telecommunications services for which no license is required must notify the Regulatory authority within one month of commencing, altering or terminating such services. We comply with those notification obligations.

      Retransmission and channel line-up provisions; media and Internet services

      The retransmission of cable television programs within Germany through private cable television and broadband networks is regulated at the joint-state level pursuant to The State Treaty on Broadcasting within Germany, or the State Broadcasting Treaty, and at the state level pursuant to the media laws of the various German states. The State Broadcasting Treaty describes the various states' authority to make decisions with respect to the assignment and use of transmission capacities to be transformed into generally binding law by way of the States' media legislation. The State Broadcasting Treaty also provides that the retransmission of cable television programs which may be received nationwide and which have been produced in accordance with applicable European legal provisions must be permitted by the federal states within the framework of existing technical capabilities. With the most recent amendments to the State Broadcasting Treaty, which entered into force in April 2000, public broadcasting companies are allowed to transmit specific programs via digital technology and these programs are subject to must carry regulation as long as the aggregate transmission capacity for these transmissions does not exceed the capacity of three analog television channels. State laws generally provide that the simultaneous retransmission of an unchanged and complete cable television program is not subject to any licensing requirement, but does subject the operator to an obligation to report the retransmission to the relevant state media institution.

      Broadcasting activity (which is defined to exclude the simultaneous and unchanged retransmission of programming), such as the insertion of local commercials, subjects the cable television or broadband operator to a different regulatory regime. Private broadcasting companies require a broadcasting license issued in accordance with the provisions of the State Broadcasting Treaty and the media laws of the states. While the State Broadcasting Treaty sets forth the framework for the regulation of private broadcasting, the state media laws set forth the detailed requirements with respect to diversity of opinion, observation of constitutional principles, child protection professional ethics and restrictions on advertisement.

      Private cable television and broadband operators are required to observe channel line-up priorities established by the state media institutions under the state media laws with reference to the technical capabilities of the cable television or broadband networks in connection with the retransmission of cable television programs.

Generally, the channel line-up priority has been established as follows: (1) programs which have been legally prescribed by the state, (2) programs commonly received within the federal state (i.e., those programs which may otherwise be received without additional antennae), (3) programs which may be received locally with the use of additional antennae and (4) all other programs. In addition, certain state media laws have established priorities for programs falling within category (4) for programming produced within the European Union. The EU commission has stated that ranking decisions granting German programs a higher priority than programs from outside Germany could be discriminatory and contrary to European law. Although there are no rules that determine which channels have to be offered in analog or in digital form, media authorities are concerned that the choice of programs is not unduly restricted by shifting high-audience analog programs offered without payment into digital programs for which we charge subscribers. Media authorities can also issue enforcement orders to compel us to distribute certain channels for free.

      In the past, problems have existed due to the common use of certain frequencies by the receiving and distribution systems of cable operators on the one hand and aeronautical radio navigation and public safety services on the other hand. After lengthy discussions, the Regulatory authority announced in July 2000 that a compromise was reached between the Regulatory authority, the German air navigation services organization, Deutsche Telekom and the German association of private cable operators. Pursuant to this compromise, the air navigation services have relocated certain of their operating frequencies and have initiated international coordination of the operating frequencies that are used at three German airports, Deutsche Telekom has implemented a frequency offset and the association of private cable operators has requested its members using extended band channel 24 for systems with their own head-end, and located in the approach areas of certain German airports to implement a shift in frequency, or to check and ensure that their systems do not exceed the 20 dBpW radiation disturbance limit. The concerned parties are currently negotiating suitable monitoring procedures with respect to this cable and radio intercompatibility problem. When an agreement is reached it is expected that a formal amendment to the Frequency Allocation Plan will be adopted by the Government.

      The German states have signed a State Treaty on new media services, or the State Treaty on Media Services, which came into force in August 1997, concurrently with the new Federal Act on the Utilization of Teleservices, or the Teleservices Act. The State Treaty on Media Services and the Teleservices Act basically constitute currently effective legislation relevant to setting up and operating various types of Internet and video-on-demand services. The State Treaty on Media Services imposes various obligations on providers of media services. Media services are defined in the State Treaty on Media Services as information and communication services which are addressed to the general public, as opposed to teleservices, which are defined in the Teleservices Act as information and communication services for individual use on the basis of telecommunication transmission. Media services include distribution services offering directly the sale or lease of objects or services, known as teleshopping, distribution services in the form of television text, radio text or similar text services and certain call-services which offer text, sound or pictures in electronically stored form. Providers of such media services include persons who offer their own or third-party media services or who provide access to media services. To the extent that we are considered a provider of media services, we may be subject to obligations under the State Treaty on Media Services. The State Treaty on Media Services includes, inter alia, rules on responsibility for content, advertising, data protection and protection of minors. Similar rules apply for the provision of teleservices under the applicable Teleservices Act.

      The State Treaty on Media Services and the Teleservices Act have not to date materially affected our ability to make independent business decisions with respect to the rates charged for, or other matters relating to the provision of, such services. There can be no assurance that legislation will not have a material adverse effect on such matters in the future.

      Telephony deregulation

      The Telecommunications Act establishes licensing requirements for the provision of voice telephony services to the public on the basis of own or third-party operated transmission paths. Regulations governing licenses for voice telephony services came into effect in January 1998. Should we offer voice telephony or voice-over-IP services over our networks, we may have to obtain a class 4 license, depending on how those services are provided.

      Data Protection

      Each of the German Telecommunications Act, the Act on Data Protection in connection with Teleservices and the State Treaty on Media Services contain provisions relating to data protection. In addition, the Federal Act on Data Protection also applies. These laws set forth the rules on how and under what conditions subscribers' personal data may be collected, processed, used and forwarded to third parties. Each of these activities requires either the subscribers' consent or a specific authorization in the relevant laws. Another requirement is that personal data may be collected and processed only for specific purposes which must be disclosed to the subscribers including the scope and the manner of processing data.

      The Netherlands

      Telecommunications and media services

      o Regulatory framework. The liberalization of the Dutch telecommunications and cable television sector has generally proceeded at a quicker pace than required by the EU directives. The Dutch Telecommunications Act took effect, with the exception of a few provisions, in December 1998, and further liberalized these sectors. The Dutch Telecommunications Act governs, among other things, the installation and operation of public telecommunications networks, which include cable television networks, and the provision of telecommunications services, including the provision of telephone and Internet/data services. The provision of media services through the cable television network, and more specifically content, is regulated primarily by the Dutch Media Act, as amended, and the Media Decree. The most important term in the Media Act is Program, defined as an electronic product containing images or sound, meant to be broadcasted and designated to be received by the general audience or a part thereof, excepted data services, services that are only available on individual demand and other interactive services. Agreements with municipalities and the competition laws also impose restrictions on cable television operators.

      Under the new Dutch Telecommunications Act, OPTA is charged with regulation and dispute settlement in relation to the provision of telecommunications networks and services. An appeal to a decision of OPTA has to be filed exclusively at the District Court of Rotterdam. Under the media laws, media service providers are subject to certain content requirements, which are overseen by the Commissariaat voor de Media.

      o Registration. The Dutch Telecommunications Act does not require a license for the installation, maintenance or operation of a cable network. Cable network operators need only to register with OPTA. The registration does not give an operator any exclusive right. Any registered person may install, maintain and operate a cable network alongside an existing one. The Dutch Telecommunications Act gives cable network operators and providers of other public telecommunications networks, under certain conditions and restrictions, rights of way to install and maintain the network concerned, which are identical to those previously exclusively enjoyed by KPN, the incumbent telecommunications operator in the Netherlands.

      o Ownership issues. The Dutch Telecommunications Act provides that the ownership of cables, that have been installed in public and/or private grounds and are intended to be used for a public telecommunications network or a CATV network, is retained by the provider of the public telecommunications network or CATV network concerned. This provision is necessary, because a general rule under the Dutch Civil Code would otherwise entail that the cables would, by accession, become part of the grounds in which they are installed and that their ownership would fall to the owner of the grounds concerned.

      o Programming. Pursuant to the Dutch Telecommunications Act and the Media Act, a cable television network provider must transmit to all its subscribers at least 15 programs for television and at least 25 programs for radio, the so called basic package, including approximately seven television and nine radio must carry channels. OPTA may grant a total or partial exemption from these obligations if the provider does not have significant market power in its area of coverage. The Media Authority may grant an exemption from the obligation to transmit specified programs if the financial burden on the provider would be unreasonably high.

      Our Dutch operating companies often purchased their cable television networks from the local municipalities. Pursuant to the terms of the agreements with the municipalities, our Dutch operating companies were obligated to continue to provide basic tier services of between 20 and 30 television channels, including the 15 required under the media laws.

      Cable television operators are allowed to transmit their own programs within the Netherlands upon obtaining a broadcast license from the Media Authority. The licensee must comply with the advertising and sponsorship rules set forth in the media laws, which are consistent with the EU Television without Frontiers Directive.

      o Program council. Each municipality has to establish a program council, which is an independent authority and provides the cable network operator with advice concerning its basic package's 15 television programs and 25 radio programs. The cable operator is only allowed to deviate from the advice in certain onerous circumstances. The cable network operator may ask the program council for non-binding advice concerning the programs distributed outside the scope of the basic package. When several cable networks are connected and in principal function as one cable network, a joint program council may be established.

      o Monitoring media concentrations. The Dutch government recently assigned the Dutch Media Authority a monitoring task with regard to, among others, media concentrations. The Media Authority has to report on an annual basis on issues like vertical concentrations between content producers, content providers and rights owners. Special focus will be on sports and movie rights. The report may authorize the Dutch Independent Telecommunications Authority and or the Dutch Competition Authority to take appropriate measures in this regard.

      o Network access program providers. In August 1999, OPTA and the Dutch Competition Authority issued joint guidelines for the settlement of network access disputes between cable network operators and providers of cable programming. Pursuant to these guidelines, cable network operators are obliged to charge cost orientated transmission fees to program providers (fees should reflect the underlying transmission costs but may include a limited return on assets) and are obligated to provide non-discriminatory access to the cable network. This implies that third-party program providers must be granted access to the cable network under the same conditions that cable network operator or its subsidiaries have access to the network. These guidelines only apply to the provision of cable television services.

      o Network access service providers. The Dutch government has presented a policy memorandum (Kabel en consument: marktwerking en digitalisering) in which it is stated that the government will encourage competition in the near future between several types of telecommunication infrastructures and competition on existing cable infrastructures. Existing cable operators will have to allow third-party service providers (e.g., Internet access providers) to offer services to end users via the existing cable networks. This implies, when the proposals are agreed upon, that we would have to offer third parties access to our networks in the Netherlands. Existing competition regulation and the ONP regulation will be similarly applied to cable infrastructures.

      o Price regulation. The Media Act authorizes the competent minister to set maximum price levels for basic tier services. This authority has not, however, been exercised in the Netherlands.

      Telephone and Internet/data services

      o Regulation framework. Until recently, the fixed telecommunications infrastructure was a statutory monopoly of KPN. As described above, the Dutch telecommunications sector has been liberalized in advance of and in accordance with EU telecommunications policy and cable television networks may now be used for the provision of all telecommunications services. Number portability was introduced in the Netherlands in 1999.

      o Interconnection. The Dutch Telecommunications Act generally implements EU telecommunications policy on interconnection.

      o Price regulation. While telephone services offered by a cable company are not currently subject to price regulation, the prices of its competitor, KPN, are. OPTA indicated that KPN should reduce its end-user tariffs in accordance with principles of cost orientation as set forth by OPTA during 1999. In September 1999, OPTA introduced its new price cap mechanism, deciding that KPN was to reduce a basket of its nominal end user rates (not including international rates) by 5.3% per year for the next three years. KPN may adjust its resulting rates for inflation, which must lead to a net decrease of at least 3.3% in the first year. The fact that KPN's end-user tariffs for all of its basic telephone services (with the exception of international calls but including ISDN) must be cost orientated may have a negative effect on cable companies' ability to compete.

      In a decision of November 29, 1999, OPTA ruled that the temporary tariffs (based on KPN's expected costs) that KPN can charge for interconnection for the period between July 1, 1999 and July 1, 2000, would be higher than the temporary tariffs that KPN was allowed to charge for the period between July 1, 1998 and July 1, 1999. The costs for cable companies for interconnection with KPN are therefore likely to rise. In its decision of December 16, 1999, OPTA ruled that the temporary interconnection tariffs that it set for the period of July 1, 1998 to July 1, 1999, would not be corrected pursuant to calculations based upon KPN's actual costs over that period. OPTA has therefore decided to consider these temporary interconnection tariffs as the definitive tariffs (although on the basis of the calculation that OPTA made, the tariffs for this period should be higher, it decided not to allow a raise since that would have a negative effect on the position of new entrants in the market).

      OPTA has furthermore decided that the provisional interconnection tariffs determined for the period of July 1, 1999 until July 1, 2000, will continue to apply after July 1, 2000, until a decision has been made concerning the new cost allocation method to be used by KPN in calculating its interconnections rates. In addition OPTA has announced a market consultation on the so-called price squeeze issue, which concerns the fact that KPN should maintain a reasonable margin between its wholesale interconnection rates and its retail rates for fixed voice telephony services.

      o Internet/data services. Under the Dutch Telecommunications Act, Internet/data services are regulated as public telecommunications services. As such, our Dutch operating systems will have to register with OPTA as providers of public telecommunications services and/or networks and our prices for these services are not regulated.

      E-Commerce

      o Copyright and related rights Directive. The draft EU Directive on copyright and related rights in the information society and amended proposal of May 1999, intends to ensure and harmonize a high level of copyright protection for creators of copyright protected works and related entities throughout the European Union with respect to the transferability of copyright protected works. The Copyright Directive will, by its nature, have particular importance for all e-commerce and is committed to create the legal framework for efficient copyright protection in light of the ongoing technological development and the emerging new business opportunities of e-commerce. Subject to the ongoing discussion and finalization process, the Copyright Directive will develop further the exclusive distribution rights of copyright owners and create certain exemptions therefrom, such as by distinguishing between digital and analog as well as temporary and permanent copies; granting certain privileges for private use, as well as for research and scientific purposes and public education. Further, the Copyright Directive will address the legal protection of technical facilities for the protection of copyright works. Given the eminence of e-commerce and the necessity to effectively protect intellectual property rights in the context of the Internet and e-commerce, the draft Copyright Directive envisions an implementation into the national laws of the Member States within the year 2000 and monitoring by the European Commission of the implementation progress.

      o E-commerce Directive. The recently adopted E-commerce Directive, on certain legal aspects of information society services, in particular electronic commerce in the internal market, determines some of the essential legal parameters for the development and operation of e-Commerce in the internal market. The Member States have to implement the Directive into national legislation before January 17, 2002. The Directive is not yet a part of national law and the Dutch government has not yet prepared legislation to implement the Directive.

      o Distance Contracts Directive. The Distance Contracts Directive sets out the legal framework for consumer protection in certain fields of e-commerce (excluding, among others, financial services, telecommunications services, transportation services and others). Consumer protection, as regulated by the Distance Contracts Directive, will be of relevance for direct and indirect e-commerce transactions, in particular business to consumer transactions. Any vendor engaging in business to a consumer transactions in the European Union should make sure that his business is operated in conformity with the minimum requirements of this Distance Contracts Directive, unless member states set out higher legal thresholds with regard to business to a consumer transactions when implementing the Distance Contracts Directive (however, the Dutch government has stated that in the Netherlands no stricter rules will be included in the Dutch Civil Code other then those necessary for the implementation of the Distance Contracts Directive). The Netherlands is in the process of implementing the Distance Contracts Directive in the Dutch Civil Code. We have no information when the Act will be passed and come into force, however the EU Member States are required to implement the Distance Contracts Directive. Germany did so on June 27, 2000. The Distance Contracts Directive applies to each contract negotiated at a distance, between a professional business and a consumer, involving the use of one or more means of distance communication. The various means of communication have to be used as part of an organized distance sales or service provision scheme not involving the simultaneous presence of the supplier and the consumer. The aim of the Distance Contracts Directive is to ensure that the use of the means of distance communication must not lead to a reduction in the amount of information provided to the consumer, and thus determines the information that is required to be sent to the consumer prior to the conclusion of an agreement or, ultimately, during the performance of the contract or at the time of delivery of the goods. The Distance Contracts Directive expressly states that the consumer may not wave the rights conferred on him by the transposition of this directive into national law. The Distance Contracts Directive thus has a binding nature.

      C. Organizational Structure

      The following is a list of our significant subsidiaries and our proportion of ownership interest in each subsidiary:

                                                                        % of
Organized under the laws of Germany                                   Ownership
-----------------------------------                                   ---------
PrimaCom Management GmbH                                                 100
PrimaTV broadcasting GmbH                                                100
Sudwest II Gmbh                                                          100
PrimaCom
PrimaCom Region Wiesbaden Gmbh & Co. KG                                  100
PrimaCom Mettlach GmbH & Co. KG                                          100
PrimaCom Maintal GmbH & Co. KG                                           100
PrimaCom Stormarn GmbH & Co. KG                                          100
PrimaCom Verl GmbH & Co. KG                                              100
PrimaCom Nettetal GmbH & Co. KG                                          100
PrimaCom Kabelbetriebsges. mbH & Co. KG Region Berlin                    100
PrimaCom Kabelbetriebsges. mbH & Co. KG Region Leipzig                   100
PrimaCom Kabelbetriebsges. mbH & Co. KG Region Sudwest                   100
Kabelcom Aachen Gesellschaft fur Kabelkommunikation mbH & Co. KG        99.0
TELEVIS Grimma GmbH                                                      100
PrimaCom Network & Operations GmbH                                       100
PrimaCom Marketing & Development GmbH                                    100
PrimaCom Region Schwerin GmbH & Co. KG                                   100
PrimaCom Projektmanagement GmbH& Co. KG                                  100
PrimaCom Region Leipzig GmbH & Co. KG                                    100
PrimaCom Region Magdeburg GmbH & Co. KG                                  100
PrimaCom Region Dresden GmbH & Co. KG                                    100
Zweite Kabelvision Management Beteiligungs GmbH & Co. KG                 100
PrimaCom Region Angelbachtal GmbH & Co. KG                               100
PrimaCom Region Berlin GmbH & Co. KG                                     100
PrimaCom Nord GmbH                                                       100
Antennentechnik Busler GmbH                                              100
Nexus Kabelfernsehservice GmbH                                           100
Ad-media GmbH & Co. Local TV KG                                          100
Kabelcom Halberstadt Ges. F. BreitbandkabelKommunikations mbH           72.6

PKG Kabelbetriebsgesellschaft mbH                                        100
Komco GmbH                                                               100
PrimaCom Sudwest I GmbH & Co. KG                                         100
MKM Sonderhein Hordt GmbH & Co. KG                                       100
PrimaCom Osnabruck mbH & Co. KG                                         99.5
PrimaCom Projektmanagement GmbH                                         100
Kutz-Kabel Service GmbH                                                   51

Organized under the laws of the Netherlands
Multikabel N.V.                                                         99.74
Communikabel N.V                                                        99.74

      D. Property, Plants and Equipment

      In connection with the operation of our cable networks in Germany, we own or lease real property for signal reception sites (antennae towers and head-ends) and business offices. Our central operation center is located in approximately 1,657 square meters of leased space in Mainz, Germany. We operate our Wiesbaden/Mainz regional network from another office building of approximately 3,000 square meters that we own in Mainz.

      In connection with the operation of our cable networks in the Netherlands, we own real property for signal distribution sites.

      In Germany and the Netherlands we own substantially all of our cable and broadband networks and we lease the remaining fiber optic cable pursuant to long- term leases. Our owned cables and those we lease generally are buried in underground ducts or trenches. The physical components of our networks require maintenance and periodic upgrading to keep pace with technological advances.

      We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our business operations. All of our operating assets are pledged as collateral under the senior secured credit facility.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

      A. Operating Results

      Overview

      The following discussion refers to our financial performance for the year ended December 31, 2000 as compared to our financial performance for the year ended December 31, 1999 and our financial performance for the year ended December 31, 1999 as compared to the financial performance of Suweda for the year ended December 31, 1998. It also contains a discussion of our liquidity and capital resources from January 1, 2000 and for the near future. We did not exist as a combined entity during all of the historical periods presented and all references to we, us and our in the discussion of those periods are to Suweda prior to December 30, 1998. Because we did not exist as a combined entity during all of the historical periods presented, the usefulness of these comparisons is limited.

      We measure our financial performance in large part with reference to EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options and nonoperating expenses less non-operating income. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because they are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity and because the senior secured credit facility requires us to meet financial tests measured by EBITDA and adjusted EBITDA. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as measures of our liquidity. While we have historically maintained positive EBITDA and adjusted EBITDA, the capital intensive nature of our broadband network buildout and start-up-costs of our new products and services may cause our EBITDA and adjusted EBITDA to decrease significantly in the future until we will start recognizing increased revenue from the value-added services offered over our broadband networks.

       YEARS ENDED DECEMBER 31, 1999 AND 2000

       Revenues

       Revenues

       Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees related to our basic analog cable television service. In late 1999, we launched our high-speed Internet service in Germany and began to recognize monthly subscription fees and to a lesser extent installation and connection fees for this service. In late 2000, we launched our digital television service in Germany and began to recognize monthly subscription fees and to a lesser extent installation and connection fees for this service. We also acquired Multikabel in late 2000. Multikabel offers a full range of broadband products and services including basic analog cable television, high-speed Internet access, digital television and data communication services for small businesses and schools in the Netherlands.

       Revenues increased by 17.4% from (euro)105,949,000 in 1999 to (euro) 124,343,000 in 2000. The primary factors which impacted revenue growth were the acquisitions of Multikabel in the Netherlands and several acquisitions in Germany throughout 1999 and 2000, rate increases for basic analog cable television services and the introduction in Germany of our high-speed Internet access and digital television services. The following table reflects the revenue contributions from the noted sources:

                                DECEMBER 31,                   1999           2000        ONGOING     DECEMBER 31,
                                    1999       MULTIKABEL  ACQUISITIONS   ACQUISITIONS   OPERATIONS       2000
                                -----------    ----------  ------------   ------------   ----------   ------------

Average Cable TV Subscribers      907,574        73,855        17,778        30,068       (3,594)     1,025,681
Average Monthly Revenue per
Subscriber (euro)                    9.46          8.20          7.18          7.88           --           9.49
Cable TV Revenue ((euro)'000)     103,059         7,269         1,531         2,843        2,178        116,880

Average Internet Subscribers           25         3,751            --           706          663          5,145
Average Monthly Revenue per
   Subscriber (euro)                 40.9          8.22            --          4.95        38.71          12.07
Internet Revenue ((euro)'000)          25           370            --            42          308            745
Average Digital Subscribers            --         1,013            --            --           85          1,098
Average Monthly Revenue per
   Subscriber (euro)                   --          7.15            --            --        15.69           7.82
Digital Revenue (euro)                 --            87            --            --           16            103
                                  -------        ------        ------        ------       ------        -------
Other Revenue ((euro)'000)          2,865         1,113            --            --        2,637          6,615
                                  -------        ------        ------        ------       ------        -------
Total Revenue                     105,949         8,839         1,531         2,885        5,139        124,343


       We acquired Multikabel on September 18, 2000. We have included the results of Multikabel's operations beginning October 1, 2000. At December 31, 2000, Multikabel passed approximately 320,000 homes and served 296,538 basic cable television subscribers, 14,938 high-speed Internet access subscribers and 4,230 digital television subscribers. Multikabel also derived revenue from data communication services provided to small businesses and schools. Multikabel contributed a total of approximately (euro) 8,839,000 to our revenue in 2000, or approximately 48.1% of the total revenue growth recorded during the year. We believe that the first time inclusion of the Multikabel acquisition will continue to contribute to revenue growth through the third quarter of 2001.

       During 1999, we made six acquisitions in Germany which served approximately 45,600 cable television subscribers at the date of acquisition. On average approximately 17,778 of the acquired subscribers made their first contribution to revenue during the year ended December 31, 2000. These subscribers contributed a total of approximately (euro) 1,531,000 to our revenue in the year 2000 or approximately 8.3% of the total revenue growth recorded during the year.

       During 2000, in addition to the Multikabel acquisition, we made 12 acquisitions which served approximately 87,770 cable television subscribers at the date of acquisition. On average approximately 30,068 of the acquired subscribers contributed to revenue during the year ended December 31, 2000. These subscribers contributed a total of approximately (euro) 2,843,000 to our revenue in 2000, or approximately 15.5% of the total revenue growth recorded during the year. We believe that the first time inclusion of a portion of these acquired subscribers will continue to contribute to revenue growth through the third quarter of 2001.

       During 2000, we lost through attrition an average of approximately 3,594 subscribers. The loss of subscribers primarily occurred in the new German states as a result of a loss of population and changes in demographics. The loss of subscribers through attrition partially offset the revenue growth by approximately (euro) 408,000. During 2000, we increased the average monthly revenue per subscriber for cable television service by an average of (euro) 0.14 per month. The primary factor responsible for the increase in revenue per subscriber was rate increases. A portion of the rate increases implemented in 2000 was to cover the possible increase in the cost of copyright fees which we expect will be imposed on us by GEMA. The increase in revenue per subscriber contributed a total of approximately (euro) 2,586,000 or 14.1% of the total revenue growth recorded during the year.

       During 2000, we added approximately 16,231 high-speed Internet access subscribers and 4,240 dial-up Internet access subscribers, of which approximately 10,427 were acquired through the acquisition of Multikabel. Since its acquisition Multikabel connected an additional 4,511 high-speed Internet access subscribers. At year-end 2000 Multikabel had 14,938 high-speed Internet customers. Of these subscribers an average of 3,751 contributed (euro)370,000 of revenue to us in 2000. In addition, we acquired through the assumption of operating obligations approximately 4,240 Internet access subscribers in Germany from an Internet service provider which was exiting the business. These subscribers currently access the Internet through dial up connections and we plan to migrate these customers to high-speed access over time. For the year ended December 31, 2000, an average of 706 of these subscribers contributed a total of (euro) 42,000 of revenue to us. In Germany, we added an additional 1,293 high-speed Internet access subscribers in 2000. Of these, an average of 688 subscribers made a full year revenue contribution of (euro) 333,000 to revenue in 2000. In total, we recorded (euro) 745,000 of revenue from our high-speed Internet access product. We expect that the acquired Internet subscribers and those connected during 2000 will continue to contribute to revenue through the third quarter of 2001.

       During 2000, we added approximately 4,569 digital television subscribers. Of these, approximately 2,128 were acquired through the acquisition of Multikabel. Since its acquisition, Multikabel added another 2,102 digital television subscribers. At year-end, Multikabel had 4,230 digital television subscribers. On average, approximately 1,013 of these subscribers contributed approximately (euro) 87,000 to revenue in 2000. During the last quarter of 2000, we launched our digital television service in Germany. At year-end, we had approximately 339 digital subscribers. On average, approximately 85 of the subscribers contributed (euro) 16,000 to revenue in 2000. In total, we recorded
(euro) 103,000 of revenue from digital television services. We expect that the acquired subscribers and those connected in the fourth quarter will continue to make first time revenue contributions through the third quarter of 2001.

       Other revenue consists of carriage fees, advertising fees paid to us, the lease to third parties of capacity in our ducts, joint trenching agreements associated with our broadband upgrade, e-commerce, data communication services for small businesses and schools and, in 2000, the sale of excess fiber optic cable to third parties. Other revenue was (euro) 6,615,000 in 2000 as compared to (euro) 2,865,000 of other revenue in 1999. Multikabel generated approximately
(euro) 1,113,000 of other revenue in 2000. Data communication services accounted for (euro) 424,000 of the total other revenue. Other operating revenue from the German operations increased by (euro) 2,637,000 in 2000. The increase was primarily related to the sale of excess fiber to third parties. We do not expect that we will sell excess fiber to third parties in the future.

       Operations

       Operations primarily include signal delivery fees paid to Deutsche Telekom in Germany and other third parties, copyright royalty expense, labor and materials related to the repair and maintenance of our networks and other repairs and maintenance expenses related to our networks.

       Operations cost increased 23.0% from approximately (euro)24,543,000 in 1999 to approximately (euro) 30,191,000 in 2000. The following table reflects the factors which contributed to the increase:

                                    DECEMBER 31,                   1999           2000          ONGOING      DECEMBER 31,
                                        1999       MULTIKABEL   ACQUISITION    ACQUISITION     OPERATIONS        2000
                                    -----------    ----------   -----------    -----------     ----------    ------------
                                     (euro)'000    (euro)'000   (euro)'000     (euro)'000       (euro)'000    (euro)'000

Signal delivery fees.............      18,592         1,274          210             210            531         20,617
Copyright royalties..............           -             -           20              33            997          1,050
Repair and maintenance...........       2,155           230           77             122            144          2,728
Labor............................       3,472           546           33               -            166          4,217
Materials........................         324             5            -              28            947          1,304
Other............................           -           275            -               -              -            275
                                       ------         -----          ---             ---          -----         ------
Total............................      24,543         2,130          340             393          2,785         30,191
                                       ======         =====          ===             ===          =====         ======

       The first time inclusion of Multikabel accounts for approximately 37.7% of the entire increase in operating costs. We believe that our operating margin of 75.7% is indicative of the results anticipated in the future over the next few quarters.

       In Germany, the 1999 acquisitions and the 2000 acquisitions added approximately (euro) 733,000 of operations cost between 1999 and 2000. Signal delivery fees were the primary factor. Operating costs in the existing German operations increased by (euro) 2,785,000 during 2000. The first time inclusion of GEMA copyright royalty fees in 2000 accounted for 35.5% of the total increase. Cost of materials which includes the one time sale of fiber optic cable accounts for approximately 17.4% of the increase. Other items which contributed to the increase in operating cost include Deutsche Telekom signal delivery fees related to contractual rate increases and to a lesser extent increases in repair and maintenance and labor. In total the cost of operations as a percent of revenue increased slightly from 23.2% to 24.3%. Most of the deterioration in the margin relates to the sale of excess fiber optic cable. We anticipate that the cost of operations as a percent of revenue will return to historic levels over the next few quarters.

       In regard to copyright royalty fees in Germany we have not yet entered into an agreement to pay copyright royalties to GEMA, the organization responsible for the collection of copyright royalty fees. However, as a result of the uncertainty regarding the payment of these royalties, we believe it is appropriate to accrue for this probable exposure given anticipated market developments.

       Selling, general and administrative

       Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our regional operating companies, telecommunications and billing expenses, expenses of leasing and maintaining the regional offices, marketing expenses, costs of consultants and temporary personnel, automobile expense and legal and accounting expenses. It also includes travel expenses, bank expenses, office supplies and other expenses associated with the operation of the regional offices. Selling, general and administrative expenses increased by 53.8% from (euro)18,590,000 in 1999 to (euro) 28,584,000 in 2000. The following table reflects the factors which contributed to the increase:


                                  DECEMBER 31,                      1999            2000         ONGOING      DECEMBER 31,
                                      1999        MULTIKABEL    ACQUISITIONS    ACQUISITIONS    OPERATIONS        2000
                                  ------------    ----------    ------------    ------------    ----------    ------------
                                    (euro)'000     (euro)'000    (euro)'000      (euro)'000     (euro)'000     (euro)'000

Salaries and wages..............      8,092            426            77             40            414           9,049
Cost of services................        917          1,163             -             19          1,532           3,631
Cost of premises................      2,186             -              -             61          1,470           3,717
Automobile......................        558             42             -             11              7             618
Telecommunications and
  Distribution..................      2,080             -             35              6           (186)          1,935
Legal and accounting............        661             -              -              -            121             782
Marketing.......................      1,506            517                            -          2,248           4,271
Other...........................      2,590             39             -              -          1,952           4,581
                                     ------          -----           ---            ---         ------          ------
Total...........................     18,590          2,187           112            137          7,558          28,584
                                     ======          =====           ===            ===         ======          ======

       The first time inclusion of Multikabel accounts for 21.9% of the total increase in selling, general and administrative expenses. As per percent of revenue selling, general and administrative expenses for Multikabel were approximately 24.7%.

       The 1999 acquisitions and 2000 acquisitions contributed approximately
(euro) 249,000 to the increase in selling, general and administrative expenses. During 2000, our existing operations recorded an increase in selling, general and administrative expenses of approximately (euro) 7,558,000 or 75.6% of the total increase in selling, general and administrative expenses. The increase in salary and wages primarily relate to the addition of personnel needed to manage, operate and market our high-speed Internet access and digital television services. Cost of services, which includes temporary personnel and consultants, increased by (euro) 1,532,000 from 1999 levels. Almost the entire increase is directly associated with the new products and services offerings. Cost of premises increased by (euro) 1,470,000 in 2000. This increase primarily relates to the expanded regional office in Leipzig where the head-end containing all the technical aspects for the delivery of all new products and services have been constructed and where the sales, service and construction activities for high-speed Internet access and digital television are now centered. In total our office space more than tripled in this regional office. In addition, the fiber optic lines used to interconnect the five upgraded cities in the Sachsen, Sachsen-Anhalt and Thuringen region are included in the cost of premises. In 2000, these costs were approximately (euro) 267,000. Expanded regional offices in Berlin, Chemnitz and Hoyerswerda also contributed to the increase in cost of premises. Other less significant items include telecommunications and distribution expenses which decreased by (euro) 186,000 in 2000 and legal and accounting expenses, which increased by (euro) 121,000 during 2000 as compared to 1999. Marketing expenses increased by (euro) 2,248,000 in 2000. The entire increase was associated with the introduction and on going marketing efforts of high-speed Internet access and digital television services.

       Miscellaneous expenses include bank fees, office supplies, travel expenses, training and bad debt reserves. In 2000, miscellaneous expenses increased by (euro) 1,952,000 or 24.6% from (euro)2,540,000. Of this, (euro) 925,000 relates to a charge to increase the allowance for doubtful accounts.

       In regard to the total increase in SG&A we believe that the substantially all of the increase in selling, general and administrative expense are predominantly related to the introduction of new products and services, which began in late 1999 and continued throughout 2000.

       Corporate overhead

       Corporate overhead consists of personnel expenses of senior management, financial accounting, information technology and legal staff. Additionally it includes personnel expenses of the key competence centers of the new product and services group. We also record the non-cash compensation expense related to our stock option plans in corporate overhead. This item also includes the licensing fees paid for our billing, subscriber and financial accounting system, the cost of the corporate office and legal and accounting and other costs and expenses related to the operation of our corporate office.

       Corporate overhead expenses increased by 38.7% from (euro) 12,413,000 in 1999 to (euro) 17,219,000 in 2000. For 1999, we recorded non-cash compensation expense of (euro) 2,757,000 related to our stock option plans, which were implemented in February 1999. In the same period in 2000, we recorded a charge of approximately (euro) 3,558,000. The increase in this non-cash charge accounted for 16.7% of the total increase in corporate overhead. The other major component responsible for the increase in corporate overhead was the competence centers for the broadband group. The wages and salaries of staff, coupled with consultants, travel and legal and accounting costs associated with these activities, accounted for (euro) 1,423,000 in 2000. In 1999, we expended approximately (euro) 623,000 in the new products and services group and corporate. The increase of (euro) 800,000 in 2000 accounts for 16.6% of the total increase in corporate overhead. The remaining components of corporate overhead increased by approximately (euro) 3,205,000 between the two periods. The increase primarily relates to enlarged corporate headquarters and increased legal and accounting expenses related to due diligence and legal issues regarding our transformation into a multiservice broadband communications company and the inclusion of approximately (euro) 337,000 related to the Multikabel Acquisition.

       Depreciation and amortization

       Depreciation and amortization expense increased by 23.3% from
(euro)61,277,000 in 1999 to (euro)75,530,000 in 2000. The primary factor responsible for the increase in depreciation and amortization expense was the increase in our depreciable asset base related to the 1999 and 2000 acquisitions and capital expenditures.

       Operating loss

       Operating loss increased by (euro) 16,307,000 from (euro) 10,874,000 in 1999 to (euro) 27,181,000 in 2000. The primary factors responsible for the increase in operating loss were the increase in non-cash compensation expense related to our stock option plans of (euro) 801,000, the increase in non-cash depreciation and amortization expense of (euro) 14,253,000, the first time inclusion of the GEMA copyright royalty expense of (euro) 1,050,000 and the costs and expenses of the broadband group of (euro) approximately 10,000,000. These items were partially offset by the increase in cable television operating income derived from both internal growth and acquisitions.

       Interest expense

       Interest expense increased by (euro) 10,299,000 from (euro)15,874,000 in 1999 to (euro) 26,173,000 in 2000. The primary factor was an increase in the average indebtedness from (euro) 238,500,000 to approximately (euro) 431,500,000. The increase in the average indebtedness primarily resulted from the funding of our Multikabel acquisition and to a lesser extent acquisitions in Germany and capital expenditures associated with the upgrade of our German networks.

       Other income

       Other income in 2000 was (euro) 1,690,000 and relates to the sale of 15.4% of our holdings in MainzCom, a local city carrier in the city of Mainz. PrimaCom continues to own 22.0% of MainzCom.

       Loss from continuing operations before income taxes and other items.

       Loss from continuing operations before income taxes and other items increased from (euro)27,515,000 in the 1999 to (euro) 51,664,000 in 2000, for the reasons discussed above.

        Income tax expense

       Income tax expense was (euro) 4,258,000 in 2000. Income tax expense of
(euro) 1,258,000 relates to taxes on the net income of certain subsidiaries. The remaining (euro) 3,000,000 relates to the write down of deferred tax asset associated with the change in the German corporate tax rate offset by other factors. In accordance with German tax law, we do not file a consolidated income tax return.

        Minority interest in net income of subsidiaries

Minority interest in net income of subsidiaries increased from (euro)70,000 to (euro) 94,000 primarily because of improved operating results in these companies.

        Loss from continuing operations

       Loss from continuing operations of (euro)29,252,000 in 1999 increased to a loss from continuing operations of (euro) 56,144,000 in 2000 as a result of the factors discussed above.

       Extraordinary loss

       Extraordinary loss of (euro) 8,180,000 incurred in 2000 were related to the refinancing and cancellation of our bank facility. We wrote off the unamortized fees and expenses associated with this facility.

       Net loss/EBITDA

       In addition to other measurements, some of which are reflected in its statement of operations data, we measure our financial performance by EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options and nonoperating expenses less non-operating income. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA decreased from euro50,403,000 for 1999 to euro 48,349,000 for 2000, primarily as a result of the start-up costs of the broadband group the first-time inclusion of GEMA copyright royalty expense, the increase in the non-cash compensation expense related to our stock option plans. Adjusted EBITDA decreased from euro53,160,000 in 1999 to euro 51,907,000 in 2000, primarily because of the start-up costs of the broadband group first-time inclusion of the GEMA copyright royalty expense.

      Years ended December 31, 1999 and 1998

      Revenues

      Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees related to cable television service. In 1999, we launched our high-speed Internet access and recorded our first revenue associated with this product offering.

      Revenues increased by approximately 114.7% from (euro)49,339,000 in 1998 to (euro)105,949,000 in 1999. In general the primary factors which impacted revenue growth in 1999 were the merger with Suweda, the acquisitions of CableStar Gesellschaft fur Kommunikations-Systeme GmbH, Comtel Sachsen GmbH and Comtel Gorbitz GmbH, Acotec Kabelvision GmbH and Nehls & Schulz GmbH, which we refer to as the 1998 acquisitions, the 1999 acquisitions and increases in average subscribers and rate increases. In addition a small amount of revenue was derived from the commercial launch of our high-speed Internet access product offering. The following table reflects the impact of each of the above noted factors on revenue in 1999:

                                 1998                                              Internal                     1999
                                 Cable                   1998           1999      Subscriber      Rate          Cable        1999
                              Television     Merger  Acquisitions   Acquisitions    Growth      Increases     Television    Internet
                              ----------    -------  ------------   ------------  ----------    ---------     ----------    --------
Average Subscribers .......     360,256     493,229     22,634         27,836         717        907,574        907,574         25
Average Monthly Revenue
   per Subscriber (euro)          11.41        8.32       7.56           6.80       10.58           0.27           9.73         41
                                -------     -------     ------         ------       -----        -------        -------      -----
Revenue ((euro)'000) .....       49,339      49,259      2,101          2,270          91          2,879        105,939         10
                                =======     =======     ======         ======       =====        =======        =======      =====

      Suweda was merged into KabelMedia on December 30, 1998. However, for purposes of U.S. GAAP, the merger was accounted for as a reverse acquisition by Suweda of KabelMedia. As a result, Suweda's historical financial statements are treated as our historical statements. The 1998 statement of operations only includes the operating results of Suweda. On the date of the merger, KabelMedia served approximately 493,229 subscribers. In 1999, these subscribers contributed approximately (euro)49,259,000 or 87.0% of the total revenue increase recorded in 1999.

      In 1998, we (formerly Suweda) acquired approximately 53,186 subscribers. On average, approximately 22,634 of these subscribers contributed to revenue for the first time in 1999. For 1999, the 1998 acquisitions contributed approximately (euro)2,101,000 or 3.7% of the total revenue increase recorded in 1999.

      In 1999, we acquired approximately 42,806 subscribers. On average, approximately 27,836 of these subscribers contributed to revenue in 1999. The remaining 14,970 subscribers contributed to revenue growth for the first time in 2000. For 1999, the 1999 acquisitions contributed approximately (euro)2,270,000 or 4.0% of the total revenue increase in 1999.

      The remainder of the revenue growth in the cable television sector resulted from a combination of an increase in the existing average cable television subscribers from 1998 to 1999 and rate increases implemented on the cable television subscribers in both 1998 and 1999. For 1999, average cable television subscribers from the existing base increased by approximately 717 subscribers. In effect, average subscribers in the old German states increased by approximately 5,974 subscribers while subscribers in the new German states declined by approximately 5,257 subscribers. The decline in the new German states is believed to primarily relate to changes in demographics and a loss of population. The increase in average cable television subscribers contributed approximately (euro)91,000 to revenue growth in 1999. Rate increases implemented in 1998 and 1999 contributed approximately (euro)3,339,000 to revenue growth, which was partially offset by a (euro)460,000 reserve against revenue related to a legal dispute in Chemnitz over a 1998 rate increase.

      The merger, 1998 acquisitions and 1999 acquisitions had the effect of reducing the average revenue per subscriber while the shift in subscribers from the old to the new German states and the rate increases had the effect of increasing the average revenue per subscriber. In total, the average revenue per cable television subscriber declined from approximately (euro)11.41 in 1998 to approximately (euro)9.73 in 1999.

      In October 1999, we launched our high-speed Internet access product in Leipzig. By December 31, 1999, we had approximately 150 connected subscribers subscribing to the service, which generated approximately (euro)10,000 of revenue in 1999.

      Operations

      Operations include the cost of signal delivery fees paid to Deutsche Telekom, repair and maintenance related to the networks, labor related to the repair, maintenance and operation of the networks and materials. Operations costs increased by 87.9% from (euro)13,062,000 in 1998 to (euro)24,543,000 in 1999. In general the primary factors which contributed to the increase in costs of operations were the merger ((euro)9,130,000), 1998 acquisitions ((euro)539,000), 1999 acquisitions ((euro)729,000) and increased costs associated with day-to-day operations ((euro)1,083,000).

                                                                             1998            1999         Organic
                                          1998             Merger        Acquisitions    Acquisitions      Growth           1999
                                      ------------      ------------     ------------    ------------   ------------    ------------
                                      ((euro)'000)      ((euro)'000)     ((euro)'000)    ((euro)'000)   ((euro)'000)    ((euro)'000)
Signal delivery fees .............       10,499            5,782             399             329           1,583           18,592
Labor ............................        2,449            1,453             119              51            (600)           3,472
Repair and maintenance ...........          246            1,690               5             119              95            2,155
Cost of materials ................         (132)             205              16             230               5              324
                                         ------            -----             ---             ---           -----           ------

Total ............................       13,062            9,130             539             729           1,083           24,543
                                         ======            =====             ===             ===           =====           ======

      In regard to the day-to-day operations, the most prominent increase related to signal delivery fees paid to Deutsche Telekom, which increased by approximately (euro)1,583,000 in 1999. Almost all of this increase relates to escalation clauses contained in several of our level 4 (B-1) contracts with Deutsche Telekom. Other factors include increases in repair and maintenance, and materials of (euro)100,000 in aggregate. Offsetting these increases was a reduction in labor costs of approximately (euro)600,000, which resulted from synergies achieved in both the merger with Suweda and the 1998 and 1999 acquisitions and reduced performance bonuses paid in 1999.

      As a percentage of revenue, operating expenses declined from 26.5% to 23.2% from 1998 to 1999.

      Selling, general and administrative

      Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the general and administrative functions of the regional companies, telecommunications and billing expenses, expenses of leasing and maintaining the regional offices, sales and marketing expenses, cost of consultants and temporary personnel, automobile expense and legal and accounting expenses. It also includes travel expenses, bank expenses, office supplies and other minor items directly attributable to the regional offices. Selling, general and administrative expenses increased by 196.4% from (euro)6,271,000 in 1998 to (euro)18,590,000 in 1999. The primary factors contributing to this increase include the merger between KabelMedia and Suweda ((euro)9,710,000), the 1998 acquisitions ((euro)516,000), the 1999 acquisitions ((euro)254,000), increases required to maintain the day-to-day operations ((euro)970,000) and expenses related to the launch of high-speed Internet access and preparation for the launch of digital television in the second half of 2000 ((euro)869,000).

                                                                                                              New
                                                                                                           Products
                                                                    1998          1999       Organic          and
                                       1998          Merger     Acquisitions  Acquisitions    Growth        Services        1999
                                   ------------  ------------   ------------  -------------------------   ------------   -----------
                                   ((euro)'000)  ((euro)'000)   ((euro)'000)  ((euro)'000) ((euro)'000)   ((euro)'000)  ((euro)'000)
Salaries and wages ..............     4,494         4,292           250           119        (1,063)           --          8,092
Telecommunications and billing ..        --         1,040            39            28           973            --          2,080
Cost of premises ................       444         1,493            31            --            65           153          2,186
Sales and marketing .............       749           613             1            --           143            --          1,506
Cost of services ................        --           438            --            --            --           479            917
Automobile ......................       280           204             3            --            71            --            558
Legal and accounting ............        --           228            96            11            89           237            661
Other ...........................       304         1,402            96            96           692            --          2,590
                                      -----         -----           ---           ---           ---           ---         ------
                                      6,271         9,710           516           254           970           869         18,590
                                      =====         =====           ===           ===           ===           ===         ======

      In regard to the day-to-day operations, the single largest increase related to the costs and expenses of communicating with our subscribers through mailings as they were transferred to a new billing system. During 1999, we transferred approximately 421,000 subscribers to a new billing system. We also had to increase our phone lines and network capacity in the regional offices to handle the increased number of subscribers. In aggregate, we incurred additional costs and expenses of approximately (euro)973,000 in telecommunications and billing expenses. We also upgraded and enlarged two of our regional offices, which resulted in higher lease expenses of (euro)65,000. Other increases occurred in sales and marketing, automobiles, legal and accounting, rental fees on leased office equipment, bank fees related to processing subscriber receipts, collections expense and office supplies. In aggregate these items increased by
(euro)995,000. Offsetting a portion of the increases in selling, general and administrative expenses was a decrease in personnel costs of (euro)1,063,000. The decrease in personnel expense resulted from synergies achieved in both the merger with Suweda, the 1998 and 1999 acquisitions and reduced performance bonuses paid in 1999.

      We incurred approximately (euro)869,000 of selling, general and administrative expenses related to the introduction of the high-speed Internet access product in Leipzig and the planned launch of digital television in the second half of 2000. The primary expenses were approximately (euro)153,000 for new office space in Leipzig and approximately (euro)716,000 for consultants, temporary personnel and legal advice.

      As a percentage of revenue, selling, general and administrative expenses increased from 12.7% to 17.5%. Excluding selling, general and administrative expenses associated with high-speed Internet access and digital television products, selling, general and administrative expenses were approximately 16.7% of revenue.

      Corporate overhead

      Corporate overhead has historically consisted of the personnel expenses of senior management, financial accounting, information technology and legal. Additionally it consists of licensing fees for our billing, subscriber and financial accounting systems, legal and accounting expenses, the cost of the corporate offices and other costs and expenses related to our corporate office. Corporate overhead increased by (euro)11,135,000 from (euro)1,278,000 to
(euro)12,413,000. The primary factors were the merger with Suweda ((euro)6,961,000) and a non-cash compensation charge of (euro)2,757,000 related to the stock options issued in 1999. We also added key personnel in corporate development, investor relations, legal, tax, controlling, and information technology. In total, personnel expense related to these functions increased by approximately (euro)343,000. The increased cost related to a larger corporate office, director and officer and property insurance, and legal and accounting added approximately (euro)639,000 in aggregate corporate overhead in 1999. 1999 was the first year that we were a public company. The cost of the annual meeting and public filings increased costs by (euro)230,000. Offsetting these increases were reductions in bonuses paid to corporate personnel of approximately (euro)419,000.

      In addition in 1999, we hired approximately 22 people who are responsible for the development, planning and marketing of high-speed Internet access and digital television. In 1999, personnel expense of these individuals was approximately (euro)451,000. Advertising and promotion expenses related to the marketing of these new services and products were approximately (euro)172,000 in 1999.

      As a percentage of revenue, corporate overhead increased from 2.6% in 1998 to 11.7% in 1999. Excluding the non-cash compensation charge related to the 1999 options, corporate overhead approximated 9.1% of revenue.

      Depreciation and amortization

      Depreciation and amortization expense increased by (euro)45,205,000 from
(euro)16,072,000 in 1998 to (euro)61,277,000 in 1999. The primary factor for the increase was the treatment of the merger as a reverse acquisition for U.S. GAAP accounting purposes. Of the additional depreciation and amortization recorded in 1999, approximately (euro)42,437,000 was related to the merger. The remainder of the increase can be attributed to the 1998 acquisitions, 1999 acquisitions and an increase in depreciable assets related to capital expenditures made in 1998 and 1999.

      Operating profit (loss)

      Operating loss was (euro)10,874,000 in 1999 compared to an operating profit of (euro)12,656,000 in 1998. The primary factors responsible for the loss were the large increase in depreciation and amortization associated with the accounting treatment of the merger, the increase in signal delivery fees paid to Deutsche Telekom, the non-cash compensation expense related to the 1999 stock option grants and the costs and expenses associated with the launch of high-speed Internet and digital television.

      Interest expense

      Interest expense increased from (euro)7,862,000 in 1998 to
(euro)15,874,000 in 1999 primarily because our average outstanding indebtedness increased from approximately (euro)110,212,000 in 1998 to (euro)238,459,000 in 1999. The increase in average indebtedness was primarily related to the merger. On December 31, 1998, one day after the merger was consummated, we had approximately (euro)332,800,000 of outstanding indebtedness. The net proceeds of approximately (euro)103,425,000 from our initial public offering and the sale of foreign exchange contracts of (euro)10,650,000 were used to repurchase our 13 5/8% senior discount notes on March 30, 1999, and reduced indebtedness to approximately (euro)212,534,000. Additional indebtedness was incurred during the year to fund acquisitions.

      Other expense

      Other expense in 1999 primarily related to the write-off of a
(euro)767,000 note receivable, which originated from the sale of a cable network in 1997.

      Income (loss) from continuing operations before income taxes and other items

      Loss from continuing operations before minority interest and income taxes was (euro)27,515,000 in 1999, compared to income of (euro)4,562,000 in 1998. The primary factors responsible for the loss in 1999 were the large increase in depreciation and amortization associated with the accounting treatment of the merger, the increase in signal delivery fees paid to Deutsche Telekom, the non-cash compensation expense related to the 1999 stock option grants, the costs and expenses associated with the launch of high-speed Internet access services and digital television and interest expense.

      Income tax expense

      Our income tax expense increased by 101.6% from (euro)827,000 in 1998 to
(euro)1,667,000 in 1999. German tax law does not allow for the filing of consolidated tax returns. In 1999, certain operating subsidiaries reported net profits for tax purposes. We undertook a corporate restructuring in 1999 to rationalize our structure subsequent to the merger and reduce our potential tax exposure in the operating companies. In total, 29 mergers were consummated at the operating level. The restructuring was completed in 2000.

      Minority interest in net income subsidiaries

      The decrease in minority interest in net income of subsidiaries from
(euro)303,000 in 1998 to (euro)70,000 in 1999 primarily relates to our acquisitions of minority shares in Kabelcom Aachen Gesellschaft fur Kabel-Kommunikation GmbH & Co KG in 1998. During 1999, we increased our ownership position from approximately 87.6% to 97.8%. It is our intention to acquire the remaining 2.2% of Kabelcom Aachen.


      Income (loss) from discontinued operations

      There was no income or loss from discontinued operations in 1999.

      Net income (loss)

      Net loss was (euro)29,252,000 in 1999 compared to net income of
(euro)510,000 in 1998 for the reasons discussed in the above sections.

      EBITDA and adjusted EBITDA

      In addition to other measurements, some of which are reflected in its statement of operations data, we measure our financial performance by EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options and nonoperating expenses less non-operating income. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased 75.4% from (euro)28,728,000 in 1998 to (euro)50,403,000 in 1999. Adjusted EBITDA increased 85.0% from (euro)28,728,000 in 1998 to
(euro)53,160,000.

      B. Liquidity and Capital Resources

      During the last three years, we have relied on the following sources for necessary funding:

      o     cash flow from operations,

      o     borrowings under our bank facilities, and

      o     issuance of shares

      We intend to fund our future growth with cash flow from operations and borrowing under senior credit facilities.

       In September 2000, we purchased Multikabel for approximately
(euro)250,600,000, including acquisition expenses and the assumption of approximately (euro)124,300,000 of Multikabel debt, which was refinanced.

       At December 31, 2000, our aggregate consolidated indebtedness was approximately (euro) 754,333,000, comprised of (euro) 736,191,000 of bank debt outstanding, (euro) 245,000 of related party notes payable(euro), 13,669,000 of capital leases, and (euro) 4,228,000 of deferred purchase obligations.

       For the year ended December 31, 2000, we generated net cash from operating activities of (euro) 11,685,000.

       For the year December 31, 2000, we used cash in investing activities of
(euro) 387,759,000. Of this amount, approximately (euro) 245,915,000 relates to the acquisition of Multikabel. Net cash provided by financing activities amounted to (euro) 372,350,000.

       Approximately (euro) 288,338,000 of the total capital used in investing activities for the year ended December 31, 2000, was related to the acquisition of cable television networks, primarily Multikabel. The remainder of the capital used in investing activities was related to the continued construction, expansion and upgrading of existing cable network systems. We have only minimal commitments to make capital expenditures under the terms of concession agreements or otherwise, but anticipate that we will continue to increase our capital expenditures in the future to further upgrade existing or newly acquired cable systems. To the extent cash flow is not sufficient to fund our capital expenditures, we expect to borrow the necessary funds under our bank facility.

       Substantial amounts of depreciation and amortization expense and non-cash compensation expense have continued to contribute to our net losses. These expenses, however, did not result in a current outflow of cash. Depreciation and amortization expenses are expected to contribute to losses in the future.

       We believe that EBITDA and adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and adjusted EBITDA amount recorded in each period are not solely available to satisfy cash interest expense amounts payable by us and may also be required for other corporate purposes, including increases in working capital, principal payments on debt, and capital expenditures. EBITDA and adjusted EBITDA for the year ended December 31, 2000 were (euro) 48,349,000 and
(euro) 51,907,000. Total interest expense for the same period was (euro) 26,173,000. Of the total interest expense recorded in the year,
(euro) 4,633,000 related to non-cash interest expense and amortization of financing fees.

A description of our senior secured credit facility is set forth below. In addition to the senior secured credit facility, we also have minimal obligations under our sale-leaseback agreements with Philips, which we intend to pay back in their entirety. We closed on our senior secured credit facility and obtained funds on September 18, 2000 through our wholly-owned subsidiary PrimaCom Management GmbH, pursuant to a credit agreement with Bank of America International Limited, Barclays Capital, Chase Manhattan Plc, Dresdner Bank AG London Branch, Fortis Bank (Nederland) N.V., ING Bank N.V., The Royal Bank of Scotland Plc and TD Bank (Europe) Limited as lead arrangers, Chase Manhattan Bank AG as agent, fronting bank, overdraft bank and security trustee, and the financial institutions named therein as banks. Pursuant to this agreement, the lenders agreed to make available up to (euro)1,000,000,000 to PrimaCom Management GmbH which can lend funds to our wholly-owned subsidiaries subject to meeting a number of conditions.

       Under the terms and conditions of the revolving loan and letter of credit facility, which we refer to as the revolving facility, we have total committed availability of (euro)985,000,000 and under the terms and conditions of the overdraft facility, we have total committed availability of (euro)15,000,000. Amounts outstanding under the revolving facility bear interest at the rate of EURIBOR in the case of amounts owing in (euro) and LIBOR in the case of amounts owing in a currency other than (euro) plus a margin of between 0.75% and 2.5%, depending on the ratio of the total indebtedness of our subsidiaries to annualized EBITDA. On December 31, 2000, we had approximately (euro)
735,236,000 outstanding under the revolving facility and the overdraft facility at a floating interest rate of EURIBOR plus 2.5%, or 7.50%. We may use proceeds from the revolving facility for future acquisition financing, refinancing indebtedness for borrowed money, capital expenditures, financing distributions to PrimaCom AG to purchase senior notes and to make certain interest payments and for working capital and general corporate purposes.

      The available commitment under the revolving facility is to be reduced in quarterly amounts to the amounts reflected below as of December 31 of the years indicated:

          Reduction Date             Available Commitment ((euro))
          --------------             -----------------------------
          March 31,2003                     972,687,500
        December 31, 2003                   935,750,000
        December 31, 2004                   837,223,000
        December 31, 2005                   738,723,000
        December 31, 2006                   640,223,000
        December 31, 2007                   517,097,500
        December 31, 2008                   339,797,500
        September 30, 2009                  113,247,500

      The revolving facility contains financial covenants common for financings of this type. Our ability to borrow under the revolving facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

      o     incurring debt,

      o     encumbering revenues or assets,

      o     lending funds to third parties or assuming liabilities,

      o     disposing of revenues or assets, and

      o     paying dividends or making distributions.

      The revolving facility contains standard events of default in addition to the following:

      o amendment, suspension or termination of any relevant contract, as that term is defined in the revolving facility, which results in a material adverse change, and

      o a change in the regulatory environment in which we operate, which results in a material adverse effect.

      The occurrence of an event of default could result in all amounts outstanding under the revolving facility becoming immediately due and payable and the cancellation of the revolving facility. It could also result in the acceleration of amounts outstanding under our other debt instruments.

      The revolving facility is secured by, among other things, pledges or assignments of receivables from cable television subscribers, intercompany loans, partnership interests and shares of some of our subsidiaries.

On September 18, 2000, we entered into a (euro)375,000,000 senior working capital facility. The senior working capital facility has a term of 10 years. On December 31, 2000, we did not have any funds outstanding under the senior working capital facility.

      As a condition to entering into the senior secured credit facility, we entered into a contingent value right agreement on September 18, 2000 granting a total of 974,000 contingent value rights to Chase Securities, Inc, as contingent value right agent. Pursuant to the contingent value right agreement we are required, if requested on or before September 18, 2010, to make a cash payment to the holder of each contingent value right certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such contingent value right and 110% of the market price of a share of our common stock on the relevant release date, being either September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002. The contingent value right agreement also contains various provisions protecting the holders of contingent value right certificates against dilution, change of control and other events. The certificates evidencing the contingent value rights are held in escrow in accordance with the provisions of the contingent value right escrow agreement pending their release.

      Introduction of Euro compliance

      On January 1, 1999, 10 of the 15 member countries of the EU, including Germany and the Netherlands, adopted the Euro as their common legal currency in addition to their existing currencies. On January 1, 2002, the Deutsche Mark and the Dutch Guilder will no longer be legal tender and we will be required to conduct our business only in Euro. We recognize the need to ensure that our operations will not be adversely affected by software failures related to this change. We use licensed software for our financial accounting system and subscriber management system. The total cost of acquiring upgrades and achieving Euro compliance is not expected to have a material effect on our operations and our consolidated financial position and results of operations. However, while we expect that our systems will be Euro compliant in a timely manner, we are still in the process of ascertaining whether our main contracting parties, such as Deutsche Telekom, our banks and the main electricity providers to our cable networks will be Euro compliant in a timely manner. At this time, we cannot ascertain the magnitude of the impact of non-compliance of our main contracting parties on our business and our financial condition.

      C. Research and Development, Patents and Licenses, Etc.

      Not applicable.

      D. Trend Information

      Over the next three quarters we expect the impact of the Multikabel acquisition and the recent German acquisitions to continue to have a positive impact on our revenues and EBITDA. We also expect that any additional acquisitions that we may do in Germany, rate increases on our basic cable television offering and increased subscriber levels in our new products and services will continue to have positive impacts on revenue and EBITDA.

      The potential loss of a contract with a housing association in Magdeburg could result the decline of our basic cable television subscriber levels by 25,000 during the year. This would be the first contract we have lost and would negatively impact our revenue and EBITDA.

      We also intend to increase the channels we offer our digital television subscribers in Germany [and the Netherlands] and we expect that the addition of channels will result in an increase in the number of subscribers who purchase our digital services. In the medium to long-term we expect that the increase in digital services will be positive for our operating results, but in the first year to two years increased spending on additional channels will have a negative impact on EBITDA.

      In general, we expect revenues to continue to grow rapidly while EBITDA growth is expected to substantially lag revenue growth in the next one to two years before we expect to see an increase in EBITDA growth as well.

      Our capital expenditures will remain at very high levels as we continue to implement our upgrade strategy in Germany. We expect to increase our borrowings significantly during the next five years to meet these needs coupled as well as to finance future acquisitions. Thereafter we expect to start repaying our outstanding indebtedness.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

      A. Directors and Senior Management

      We have a two-tiered board consisting of the management board and the supervisory board.

      Management board

      The management board takes action by majority vote or, if there are only two members, by unanimous vote. The current members of the management board, their ages and responsibilities, dates of appointment and experience are set forth below.

                 Age   Position on the management board      Date of Appointment
                 ---   --------------------------------      -------------------
Paul Thomason    45    Chief Financial Officer               December 30, 1998
                       (Finanzvorstand)

Hans Wolfert     40    Chief Corporate Development Officer   February 4, 2000

      Mr. Thomason has more than 15 years experience in the communication and media industries. He has been our chief financial officer since December 30, 1998. From 1996 to 1998, he was chief financial officer of KabelMedia. From 1981 until February 1996, he was employed by the First Union National Bank of North Carolina, where he served as senior vice president in its communications and media finance group from 1986 to January 1996.

      Mr. Wolfert has more than twelve years experience in the communications and media industries. He was appointed to our executive management board by the supervisory board on January 4, 2000 as our chief corporate development officer. He joined PrimaCom as executive vice president in February 1999. From 1995 to December 1998 he served as chief executive officer of A2000, Europe's first broadband cable operator, as well as senior vice president of corporate development and president of UPC NL. From 1994 to 1995 he worked as vice president and director of international business development with Philips Media. Before that, he was director of sales at KPN broadcast and satellite services (1991-1994). He started his career at the Ministery of Economic Affairs Netherlands, responsible for telecom and media policy.

      Other senior officers in Germany

      Mr. Ernst Uhlig has more than 30 years experience in the telecommunications industry and 10 years experience in the cable industry and has served as the chief operating officer for cable television network operations since December 30, 1998 and as the chief operating officer of KabelMedia since October 1995. Prior to joining KabelMedia, he held several positions at Bosch, including as sales director of its broadband communications division and as technical director of Telenorma S.A. in Brussels, Belgium. In addition, from October 1994 to September 1995, Mr. Uhlig was a member of the board of directors of the broadband division of the Central Federation of the electronics industry.

      Mr. Alexander Hoffmann has more than seven years experience in the cable TV industry. He has been our executive vice president of investor relations and public relations since June 1, 1999. He was been a member of the executive board of AGFB AG, Mainz from November 1997 until AGFB was merged with us in the third quarter of 2000. From 1994 until October 1997, he was a member of the AGFB's supervisory board and its chairman from May 1997 until AGFB's merger with us. Prior to 1994, Mr. Hoffmann was in international corporate banking for over 20 years with a number of financial institutions.

      Mr. Andrei Noppe has more than five years of experience in the cable television and broadband industries. He has been our vice president of technology and network operations since May of 1999. Prior to joining PrimaCom, Mr. Noppe served as director of engineering and construction for A2000, a subsidiary of UPC.

      Other senior officers in the Netherlands

      Mr. Jos Molenkamp has served on our supervisory board since September 2000 and has over 15 years experience working in the Dutch CATV and utilities sector in senior management positions. He is the chairman of the supervisory board of Educatief Net B.V and was the founder of the ISP MultiWeb B.V., which was sold to Sonera Nederland B.V. in 1999. He is also a member of Vecai, the Dutch cable organization.

      Mr. Walter Blom has been an active member of the management team since 1998, and as director of finance and sales he is responsible for financial and management accounting, implementation of subscription registration system
(MARS), other accounting and operating systems, the implementation of Mr. Zap, marketing and sales and customer service.

      Mr. Ritzo Holtman has 15 years experience working in the Dutch CATV sector in different managerial engineering positions. As director of the network, he is responsible for the development, the expansion, and the maintenance of the network.

      Supervisory board

      Our articles of association and the rules of procedure determined by the supervisory board govern how the supervisory board shall conduct its activities. Currently, the members of the supervisory board must meet at least twice within six months. Most supervisory board resolutions are passed by simple majority vote. However, our articles of association require that until December 31, 2003, the management board needs the approval of 75% of the supervisory board members in connection with one or more increases of our share capital by issuance of new shares for contribution in kind or contribution of cash up to a maximum of
(euro)24,031,000. Moreover, in certain instances when the standing orders of the management board require that the supervisory board approve certain actions of the management board, a 75% supervisory board vote is required. The supervisory board elects a chairman and two vice chairmen. The chairman of the supervisory board is authorized to represent the supervisory board and enforce our resolutions in all legal matters.

      In accordance with our articles of association, our supervisory board consists of nine members elected by the general meeting of shareholders, three of which are independent directors. John Berylson resigned from the supervisory board on November 16, 1999. On February 18, 2000, the chairman of the supervisory board and the management board jointly filed with the competent register court, the Landgericht in Mainz, a formal application to have this vacancy filled by Mr. Roland Steindorf who would become a court appointed member of the supervisory board, in accordance with German stock corporation law. The court appointed Mr. Steindorf to the supervisory board on March 24, 2000.

      Members of the supervisory board are currently divided into three classes with two members in Class A, five members in Class B and two members in Class C. The term of the members of the Class A expires at the 2001 shareholders' meeting to approve the actions taken by the supervisory board and the terms of the members of Class B and Class C expire at the 2002 and 2003 shareholders' meetings to approve the actions taken by the supervisory board. The year when the member was elected is not taken into account when determined towards the duration of their terms. After their initial terms, members of the supervisory board will be elected to terms which expire at the shareholders meeting to approve the actions taken by the supervisory board during the fourth year subsequent to the beginning of their new term. Members of the supervisory board replacing members of any class will have the term applicable to that class. German law provides that members of the supervisory board may be removed prior to the expiration of their terms by 75% of the votes cast at a general shareholders' meeting.

      Set forth below is certain information with respect to the members of our supervisory board.

                             Age     Principal Occupation
                             ---     --------------------
Class A
Roland Steindorf              47     Managing director SMC Consulting, Kronberg
Paul 't Hoen                  55     Vice president strategy -- Lucent
                                     Technologies, Hilversum

Class B
Christian Schwarz-Schilling   70     Chairman of our supervisory board
James S. Hoch                 41     Managing director of Morgan Stanley Dean
                                     Witter
Boris Augustin                32     Broker and market maker in EUREX options
Stefan Schwenkedel            41     Vice chairman of our supervisory board,
                                     professor of business administration and
                                     finance at the Fachhochschule Wiesbaden
                                     (University of Applied Science in
                                     Wiesbaden)
Klaus von Dohnanyi            70     Consultant/author

Class C
Massimo Prelz Otramonti       46     Vice chairman of our supervisory board, a
                                     managing director of Gilbert Global Equity
                                     Capital Europe Limited
Brigitte Preuss               40     General manager of Kurhotel Parkschlosschen
                                     Bad Wildstein GmbH

      Mr. Steindorf was appointed to the supervisory board on March 24, 2000 by the register court, the Landgericht in Mainz to fill the vacancy created by John Berylson's resignation. Mr. Steindorf currently is the managing director of SMC Consulting, Kronberg. From 1994 to 1996, he was managing director of CLT, Luxemburg. From 1990 to 1994, he worked as director of Central Europe for Braun AG and between 1987 and 1990 as manager of marketing and sales for Pirelli. He is also a member of the supervisory board of Highway One.

      Mr. 't Hoen has served on our supervisory board since March 1, 1999. Mr. 't Hoen is currently serving as vice president strategy for Europe at Lucent Technologies in Hilversum, the Netherlands. Since 1985, he has been a member of the board of the Dutch PTT Telecom (now KPN Telecom). Since 1992, he has been the head of the corporate development of KPN Telecom and since 1995, he has been chief executive officer of KPN Telecom subsidiary, Vision Networks N.V., which had cable networks in Great Britain (ComTel), France (RCF), Poland (Intercable), the Czech Republic (Interkabel) and the Netherlands (Casema). Mr. 't Hoen is a director of TSS Telematics Systems and Services B.V., Amper S.A. and SNT Holding N.V.

      Dr. Schwarz-Schilling has served on our supervisory board as our chairman since the merger. From 1996 to 1998, he was the head of the advisory committee of Aquila Beteiligungs GmbH. From 1993 to 1997, he was chairman of the supervisory board of Grundig AG and since 1993 he has served as the managing director of Dr. Schwarz-Schilling & Partner Telecommunications Consulting GmbH. Since 1995, he has been an international mediator for the Federation Bosnia-Herzegovina. Since 1995 he has been a deputy member of the Foreign Affairs Committee of the German Parliament and from 1995 to 1998, he was the chairman of the subcommittee for Human Rights and Humanitarian Aid, since 1998 as the vice chairman of that committee. From 1994 to 1995, he was a member of the Foreign Affairs Committee of the German Parliament and from 1993 to 1998, he has served as a deputy member of the Committee for Economics of the German Parliament. From 1982 to 1992, he was the Federal Minister of Post and Telecommunications of the Federal Republic of Germany and has been serving as a Member of the German Parliament since 1976. From 1957 to 1982, he was managing director of the family-owned Sonnenschein Akkumulatorenfabrik Berlin/Budingen GmbH. Since 1999, he has also been chairman of the supervisory board of Mox Telecom AG.

      Mr. Hoch has served on our supervisory board, the executive committee of KabelMedia or on a predecessor body carrying out comparable functions since September 1995. Since August 2000, Mr. Hoch has been a managing director of Morgan Stanley Dean Witter. From December 1998 to August 2000, Mr. Hoch was a managing director of Morgan Stanley and Co. Limited. From 1994 to 1998, Mr. Hoch was an executive director of Morgan Stanley and Co. Limited. Mr. Hoch is a director of Choice One Communications, Netscalibur Ltd., Xtempus and TL Com.

      Mr. Augustin has served on our supervisory board since December 30, 1998. Since October 1, 1998, he has been employed by Archelon Deutschland GmbH, engaged in EUREX market making operations. From 1994 to 1998, he worked in the financial services industry, including derivatives trading with Lehman Brothers Bankhaus AG, Banque National de Paris (Deutschland) OHG, and Banque Paribas (Deutschland) OHG. Mr. Augustin is the son of a sister of Wolfgang and Ludwig Preuss

      Prof. Dr. Schwenkedel has served on our supervisory board as a vice chairman since the Suweda merger and as chairman of the supervisory board of AGFB from 1997 until October 2000. Since March 2000, he has also been the chairman of the supervisory board of F.A.M.E Film and Music Entertainment AG in Munich and since September 2000, he has been a member of the supervisory board of 2Venture AG in Bonn. Since 1996, he has been professor of business administration and finance at the Fachhochschule Wiesbaden (University of Applied Sciences in Wiesbaden). From 1993 to 1996, he served as executive manager (Chief Financial Officer) at Scholler-Budatej, the Hungarian subsidiary of Scholler Lebensmittel GmbH & Co. KG, a company of the Sudzucker Group. During that time period, he was also a member of the supervisory board of MIRSA AG in Albertirsa in Hungary. Prior to 1993, he worked inter alia in the German paper and printing industry.

      Dr. von Dohnanyi has served on our supervisory board, the executive committee of KabelMedia or a predecessor body carrying out comparable functions since January 1996. From the conversion until the merger, he was chairman of the supervisory board of KabelMedia and from December 31, 1997 until the conversion he was chairman of the executive committee of KabelMedia. Between 1954 and 1960, he worked for Ford Motor Company, both in the United States and Germany. From 1960 to 1968, Dr. von Dohnanyi was a co-owner and managing director of the Institut fur Marktforschung und Unternehmensberatung Infratest, Munich (Market and Social Research, Infratest) and, between 1968 and 1969, he was Permanent Secretary at the German Ministry of Economics. Dr. von Dohnanyi was a Member of Parliament in Bonn from 1969 to 1981, Parliamentary Undersecretary from 1969 to 1972, and Minister for Science, Technology and Education from 1972 to 1974. From 1976 to 1981, he was Deputy Foreign Minister (Staatsminister), in Bonn (in charge of European affairs). From 1981 to 1988, he was Governor of the City State of Hamburg. From 1990 to 1994, Dr. von Dohnanyi was chairman of the board of TAKRAF Heavy Machinery, Leipzig, and since 1994 he has been a special advisor to the board of directors of the Treuhandanstalt (since January 1, 1995, Bundesanstalt fur Vereinigungsbedingte Sonderaufgaben), in Berlin.

      Mr. Prelz Oltramonti has served on our supervisory board as a vice chairman, the executive committee, or on a predecessor body carrying out comparable functions, of KabelMedia since April 1993. Mr. Prelz Oltramonti has been a managing director of Gilbert Global Equity Capital Europe Limited since September 1999 and assists in the management of its European investment activities with a particular focus on the media and communications sectors. From 1991 to September 1999, Mr. Prelz Oltramonti was at Advent, most recently as a managing director of Advent International plc and as senior vice president of Advent International. Mr. Prelz Oltramonti is a director of E-via S.p.a., Jazztel plc and World Access Inc.

      Mrs. Preuss, the wife of Wolfgang Preuss, has served on our supervisory board since December 30, 1998 and as the general manager of Kurhotel Parkschlosschen Bad Wildstein GmbH, Traben-Trabach since January 1993. From July 1984 to December 1992, she served in various positions at Suweda.

      B. Compensation

      On a yearly basis, the chairman of the supervisory board receives
(euro)41,000, the vice chairmen receive (euro)20,000 and each other member of the supervisory board receives (euro)10,000. In addition, each member of the supervisory board is entitled to reimbursement for any reasonable business expenses incurred in the performance of his or her duties. We will reimburse the members of the supervisory board for any value-added taxes payable on their compensation.

      For the year ending December 31, 2000, we paid an aggregate of approximately (euro)621,000 in cash compensation to Jacques Hackenberg, our CEO until November 2000, Paul Thomason and Hans Wolfert. We do not provide pension, retirement or similar benefits for the members of our management board.

      Our articles of association provide that for the benefit of the members of the management and supervisory boards, the company bears the cost of liability insurance coverage relating to their duties. To this end, we have renewed the directors, officers and corporate liability insurance to cover general risks of liability.

      C. Board Practices

      The date of expiration of the current term of office and the period during which the members of our management and supervisory boards have served in that office are provided in subsection 6.A above. We have not entered into service contracts with the members of our supervisory board and the service contracts we have entered into with the members of our management board do not provide for benefits upon termination of employment other than payments under non-competition clauses.

      The rules of procedure for the supervisory board provide that the supervisory board may delegate any of its powers to a committee or committees and require the establishment of an investment committee, a compensation committee and an audit committee. However, the committees do not have the power to make resolutions on behalf of the supervisory board and may only act in an advisory capacity. The members of the committees are proposed by at least one member of the supervisory board and elected by a simple majority of votes of supervisory board members attending the meeting, provided, however, that a majority of the members of the audit committee shall consist of independent members of the supervisory board.

      Investment committee

      The investment committee consists of Dr. Schwarz-Schilling, Mr. Prelz Oltramonti and Prof. Dr. Schwenkedel. The task of the investment committee is to consider and evaluate matters submitted by our management as required by the standing orders for management board, such as investment and financing plans by us or any of our subsidiaries, disposition of assets or shares by us or any of our subsidiaries, increases in capital, mergers and transactions between us or any of our subsidiaries and any of our affiliates (other than transactions among us and our wholly owned subsidiaries), all as proposed by our management, and to make recommendations to the supervisory board.

      Compensation committee

      The compensation committee consists of Dr. Schwarz-Schilling, Mr. Prelz Oltramonti and Preuss. The task of the compensation committee is to consider and evaluate the compensation payable to members of the management board and any proposed stock option plans for employees and/or executives and make recommendations to the supervisory board.

      Audit committee

      The audit committee consists of our independent directors (as defined by Nasdaq), Mr. von Dohnanyi, and Mr. Hoch and Mr. Augustin. The task of the audit committee is to consider and evaluate our financial statements and accounting policies and to make recommendations to the supervisory board, to undertake such investigations of our financial condition, operations, financial controls and reporting procedures as it deems necessary and to take all other actions which are customarily included in the responsibility of an audit committee of a public company and to report on our investigations and actions to the supervisory board.

      D. Employees

      At December 31, 2000, we had 594 full-time and approximately 30 part-time employees in Germany and 75 full-time and 25 part-time employees in the Netherlands. Our employees in Germany are not covered by a collective bargaining agreement. However, 103 employees have voted to be represented by a works council. The elections have resulted in the creation of two works councils, one for a work unit in PrimaCom Management GmbH and one for a work unit in PrimaCom AG. Our employees in the Netherlands are in the process of electing a works council.

      The establishment and the powers of a works council in Germany are laid down in the German Labor Management Relations Act. The works council represents all employees except managerial employees and participates in the decision-making process with management. It has rights to obtain information and of consultation and co-operation and holds co-determination and veto rights. Although the German Labor Management Relations Act does not override the constitutional right of entrepreneurial freedom and to make fundamental business decisions which are reserved to the employer, rights of co-determination and veto rights may be exercised by the works council to block certain management decisions. Particularly in respect of social matters subject to the co-determination right, management needs the consent of the works council (or the favorable decision of a conciliation board) to enforce its decisions. Such social matters cover, among others, plant regulations and behavior of employees, work hours, the terms of payment of remuneration, vacation, monitoring devices, safety and health, social facilities, wages and salaries. With respect to personnel matters, the German Labor Management Relations Act covers all rights, from access to information to co-determination. For example, personnel planning, job posting, hiring, grouping, transferring employees and, significantly, the dismissal of employees are covered. Prior to carrying out a change in relation to such personnel matters, the employer must attempt to obtain the works council's consent. The rights and functions of the proposed works council of our employees in the Netherlands will be comparable to those of our German works councils.

      We consider our relations with our employees and with the works councils in Germany to be good and we expect that, once established, we will be able to maintain good relations with the Dutch works council as well.

      E. Share Ownership

      To the best of our knowledge, the individual share ownership of the persons named in subsection 6.B has not previously been disclosed to shareholders or otherwise made public. Information about the aggregate share ownership of members of our management and supervisory boards is set forth in
Item 7 below.

      In February 1999, we adopted one stock option plan for the benefit of all of our and our subsidiaries' employees, known as the universal stock option plan, and one stock option plan for our and our subsidiaries' executive officers, known as the executive stock option plan. The two stock option plans provided for the issuance of stock options allowing eligible employees and executive officers to acquire a total of 1,000,000 shares, including 300,000 shares under the universal stock option plan and 700,000 shares under the executive stock option plan. In July 2000, we created two new stock option plans, a universal plan with 150,000 options and an executive plan with 350,000 stock options. We may not grant stock options under the 2000 plans until all options under the 1999 plans have been granted. The options granted under all of our stock option plans entitle participants to subscribe for shares at a defined purchase price. The initial option grants under the stock option plans have a purchase price equal to the initial public offering price of our shares ((euro)29.00). The purchase price for stock options issued under the stock option plans after the initial public offering of our shares equal the average closing price of our shares at the Frankfurt Stock Exchange of the quarterly period preceding the grant of the option rights. Each option is exercisable only after a two-year period from the date of grant and only if the average daily closing price of the shares, calculated as the average over the five consecutive trading days on the Frankfurt Stock Exchange immediately prior to the first option exercise, equals at least 120% of the relevant purchase price of the option rights, adjusted to account for any capital increases or reductions.

      The options granted under the stock option plans vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant. If the participant's employment agreement terminates before the options vest in full, the participant's options will be vested only in the portion of options computed by multiplying 1/36 times the number of full months of employment between the date of option grant and the date of termination. The options granted under the universal stock option plan permit participant employees to purchase shares having an aggregate exercise price ranging between 50% and 100% of the participant's annual base salary at the date of option grant, depending on his term of employment with us or one of our subsidiaries preceding the option grant. The number of options granted to an executive participant is dependent on that participant's position in our organization. Each of the members of the management board is entitled to options for 100,000 shares. The options granted to other executives are for between 5,000 and 35,000 shares. At December 31, 2000 there were a total of 853,684 options outstanding under the two plans at a weighted average exercise price of (euro)34.38.

      The options under both the universal and executive stock option plans are non-transferable, not inheritable, and expire on the termination of employment of the participant for whatever reason if termination occurs within six months of the date of option grant. We may require that participants not sell the shares within a six-month period from the date when the options were exercised. Apart from that, the participants in the universal stock option plan are not restricted from selling the shares, subject to applicable securities laws. However, the participants in the executive stock option plan are allowed to exercise their option rights, to the extent that they have been accrued, wholly or in part, and to sell shares (regardless of whether these shares have been acquired in exercise of the option rights granted under the executive plan or otherwise) only during an exercise period which begins one day after and ends fifteen days after either a general meeting, the publication of a management report or an annual report. In the event of a merger of us or a restructuring of our capital, participants will be given replacement shares or rights of a similar value. Options also lapse when the exercise period expires, which will happen on the fifth anniversary of the option grant, and in the event of a levy of execution by the participant's creditors on the participant's stock option plan, or a bankruptcy of the participant or the termination of a participant for cause.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

      A. Major Shareholders

      The following table sets forth certain information regarding the beneficial ownership of our ordinary bearer shares by: (1) each person known by us to own beneficially 5% or more of our ordinary bearer shares; and (2) all members of our management and supervisory boards as a group. Our major shareholders do not have different voting rights. Based on information provided by the Bank of New York, as Depositary, we believe that approximately 1,526,000 or 7.73% of our shares are held in the form of depositary shares in the United States by seven record owners.

      Except as indicated in the footnotes to this table, to our knowledge the persons named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them, subject to community property laws where applicable.

                                        Name                                          Number             Percent
                                        ----                                          ------             -------
Shareholders
United Pan-Europe Communications N.V. (1)..................................          4,942,002            25.05%
Wolfgang Preuss (2)........................................................          3,186,755            16.15%
Wellington Management Company, LLP (3).....................................          1,419,900             7.20%
Morgan Stanley Dean Witter (4).............................................          1,023,985             5.19%
                                                                                    ----------            -----
Total......................................................................         10,572,642            53.59%
Management and supervisory boards
All management and supervisory board members as a group....................            619,961(5)          3.14%

----------

(1) Represents 4,926,102 shares and 31,800 American depositary shares owned directly by United Pan-Europe Communications N.V., which is a majority-owned subsidiary of UnitedGlobalCom, Inc. Although UnitedGlobalCom, Inc. has the power to elect all of the supervisory board members of United Pan-Europe Communications N.V., the members of the supervisory board have a fiduciary duty to all shareholders of United Pan-Europe Communications N.V. and are subject to other Dutch corporate law principles as they exercise their control of United Pan-Europe Communications N.V. Based on the information provided by United Pan-Europe Communications N.V. in its filings with the U.S. Securities and Exchange Commission, we believe that UPC purchased 3,510,385 of our shares on December 21, 1999, and made subsequent purchases during the remainder of December 1999 and in January, February and March 2000. The address of United Pan-Europe Communications N.V. is Fred, Roeskestraat 123, 1070EE Amsterdam, the Netherlands.

(2) We have been informed by Mr. Preuss that this includes 2,868,894 shares over which Mr. Preuss has voting and investment power and 166,997 shares that he holds in trust for Brigitte Preuss and over which they have shared voting power. The address of Mr. Preuss is Wolfer Weg 3, 56841 Traben-Trabach.

(3) Represents the shares held by Wellington Management Company, LLP, an investment advisor under the Investment Advisors Act of 1940 with shared voting power with respect to 1,046,400 shares and shared dispositive power with respect to 1,419,900 shares, based on Wellington Management Company, LLP's most recent Schedule 13G filing made on February 14, 2001. The address of Wellington Management Company, LLP is 75 State Street, Boston, Massachusetts 02109.

(4) Represents the shares held by Morgan Stanley Capital Partners III, L.P., which holds 4.59% of the shares, MSCP III 892 Investors, L.P., which holds 0.47% of the shares, and Morgan Stanley Capital Investors, L.P., which holds 0.13% of the shares. MSCP III, L.L.C. is the sole general partner of Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P., and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares held by Morgan Stanley Capital Partners III, L.P., MSCP
      III 892 Investors L.P. and Morgan Stanley Capital Investors, L.P. Morgan Stanley Capital Partners III, Inc., as the institutional managing member of MSCP III, L.L.C., controls the actions of MSCP III, L.L.C. Morgan Stanley Dean Witter & Co., as the sole shareholder of Morgan Stanley Capital Partners III, Inc., controls the actions of Morgan Stanley Capital Partners III, Inc. Therefore, MSCP III, L.L.C., Morgan Stanley Capital Partners III, Inc. and Morgan Stanley Dean Witter & Co. may each be deemed to have beneficial ownership of the 1,023,985 shares held collectively by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P. The general partner of each of these investment limited partnerships is an affiliate of Morgan Stanley Dean Witter & Co., Inc. Morgan Stanley Dean Witter & Co., Inc. disclaims beneficial ownership of shares held by such investment limited partnerships, except to the extent of its pecuniary interest therein.
      The address for each of the above limited partnerships is c/o Morgan Stanley Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.

(5) Includes 166,997 shares in which the beneficial owner has shared voting power and 200,000 stock options. Approximately 108,500 shares of the 200,000 stock options have vested and of the vested options, approximately 69,500 are currently exercisable. All of these stock options were granted under the executive stock option plan described above.

      B Related Party Transactions

      Jacques Hackenberg, our CEO since 1998, resigned effective October 17, 2000. We entered into an agreement with Mr. Hackenberg on that date providing for a one time severance payment of (euro) 179,000 and receipt of his salary of
(euro) 31,000 per month until July 2001 and (euro) 11,000 per month from August 2001 to December 2001. Mr. Hackenberg's stock options continue to vest until December 31, 2000, at which time substantially all of his 100,000 stock options will be vested. Under the agreement, Mr. Hackenberg is prohibited from competing with us until December 31, 2001.

      Pursuant to an agreement effective on November 30, 2000, we purchased all the partnership interests from Messrs. Wolfgang Preuss, one of our largest shareholders, Bruno H. Schubert and Hans Werner Klose and Suweda
Betriebsgesellschaft fur Kabelkommunikation im Saarland Kabelprojekt Friedrichsthal KG for a total purchase price of (euro) 3,153,000 and the outstanding balances in the partnership's bank accounts. The assets of this partnership networks serve approximately 3,100 subscribers.

      As a result of the Suweda merger on December 30, 1998, AGFB became one of our largest shareholders. AGFB's only asset, except for a limited amount of cash, was 3,750,000 of our shares. In connection with the Suweda merger, we agreed to take all actions necessary to effect a merger of AGFB with us. In this merger, which was registered with the commercial court on October 2, 2000, the PrimaCom shares held by AGFB and transferred to us formed the consideration for the merger and were distributed to the AGFB shareholders who then became our direct shareholders.

      C Interests of Experts and Counsel

      Not applicable.

ITEM 8. FINANCIAL INFORMATION

      A. Consolidated Statements and Other Financial Information

      The consolidated statements and other financial information are provided in Item 18 below.

      B. Significant Changes

      No significant change has occurred since the date of the financial statements provided in Item 18 below.

ITEM 9. THE OFFER AND LISTING

      A. Offer and Listing Details

      Since February 22, 1999, our ordinary bearer shares trade on the Neuer Markt segment of the Frankfurt Stock Exchange under the symbol PRC and our depositary shares are quoted on the National Market segment of the Nasdaq Stock Market under the symbol PCAG. Each depositary share represents one-half ordinary bearer share.

      The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary bearer shares on the Frankfurt Stock Exchange and for the American depositary shares on Nasdaq.

                                                         Nasdaq                         Frankfurt Stock Exchange
                                               High                 Low                 High                Low
                                          ----------------    -----------------    ----------------    ---------------
                                                        (in USD)                                 (in (euro))
Annual highs and lows
1999 (from February 22, 1999)..........             29.63                15.00               64.00              29.50
2000...................................             50.00                 5.13               99.00              11.60

Quarterly highs and lows
1999
First Quarter..........................             20.00                15.00               34.00              29.50
Second Quarter.........................             25.00                16.50               48.00              30.90
Third Quarter..........................             29.63                22.63               56.00              44.75
Fourth Quarter.........................             32.63                23.25               64.00              42.10
2000
First Quarter..........................             50.00                30.63               99.00              59.00
Second Quarter.........................             43.50                18.13               86.10              36.00
Third Quarter..........................             23.88                13.63               50.35              31.00
Fourth Quarter.........................             13.13                 5.13               32.00              11.60

Monthly highs and lows
2000
September..............................             19.13                13.63               44.80              31.00
October................................             13.13                 5.75               32.00              14.04
November...............................             11.00                 5.13               24.60              12.19
December...............................              7.50                 5.13               17.60              11.60
2001
January................................              8.00                 5.38               16.70              10.50
February...............................              7.50                 5.50               16.40              12.97
March..................................              7.94                 6.38               17.98              13.89
April (through April 3)................              6.63                 5.59               15.45              12.50

      B. Plan of Distribution

      Not applicable.

      C. Markets

      The information required by this item is set forth in 9.A above.

      D. Selling Shareholders

      Not applicable.

      E. Dilution

      Not applicable.

      F. Expenses of the Issue

      Not applicable.

ITEM 10. ADDITIONAL INFORMATION

      A. Share Capital

      Not applicable.

      B. Memorandum and Articles of Association

      We incorporate by reference the articles of association filed as Exhibit
3.1 to the Registration Statement on Form F-1 (Registration Number 333-9854 filed on January 29, 1999.

      C. Material Contracts

      Our material contracts are described in Item 4.B above.

      D. Exchange Controls

     At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if such payment exceeds approximately (euro)2,556 (or the equivalent in a foreign currency). In addition, residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed approximately (euro)1,534,000 (or the equivalent in a foreign currency) at the end of a month. The treatment of remittance of dividends, interest or other payments to nonresident holders of ordinary bearer shares or depositary shares is described in subsection E below.

      E. Taxation

      U.S. federal income taxation

      The discussion that follows describes the material United States federal income tax consequences of the purchase, ownership, and disposition of our shares or American Depositary Shares, or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of shares or ADSs. In particular, this discussion of United States federal income tax matters deals only with holders that will hold shares or ADSs as capital assets and does not address the tax treatment of the purchase, ownership, and disposition of shares or ADSs under applicable state or local tax laws, or the laws of any jurisdiction other than the United States. In addition, this discussion does not address special federal income tax situations, such as the United States federal income tax treatment of holders (1) who are securities dealers, financial institutions, insurance companies, or tax exempt organizations; (2) who are holding shares or ADSs as part of a hedging or larger integrated financial or conversion transaction; (3) who are citizens or residents of a possession or territory of the United States; (4) who are United States holders (as defined below) with a currency other than the U.S. Dollar as their functional currency; (5) who are holding shares or ADSs pursuant to certain retirement plans; (6) who are holding shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or (7) who own, directly or indirectly, 10 percent or more of our voting stock. In addition, the discussion below does not address the tax treatment of partnerships or persons who hold shares or ADSs through a partnership or other pass through entity.

      This discussion is based upon the federal income tax laws of the United States as in effect on the date of this annual report, including the United States Internal Revenue Code of 1986, as amended, or the Code, and the income tax treaty between the United States and Germany, or the Treaty, which are subject to change, possibly with retroactive effect. Subsequent developments could have a material effect on this discussion.

      For United States federal income tax purposes, a United States holder of an ADS will be treated as the owner of the shares underlying the ADS.

      United States holders

      As used herein, a United States holder means a beneficial owner of shares or ADSs who is a United States person. A United States person is, for United States federal income tax purposes, (1) a citizen or resident of the United States; (2) a corporation, or other entity treated as a corporation created or organized in or under the laws of the United States or any state thereof; (3) an estate or trust, the income of which is subject to United States federal income tax regardless of its source; (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust; or (5) a trust if it has an election in effect to be treated as a United States person under United States federal income tax law.

      Taxation of dividends

      A United States holder will be required to include in gross income as a dividend when received (or in the case of ADSs, when received by the Depositary) the gross mount of any cash or the fair market value of any property distributed by us in respect of our shares to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles, which may include certain earnings and profits accumulated by our predecessors. Dividends paid in any currency other than U.S. Dollars will be translated into U.S. Dollars at the spot rate on the date the dividends are received (which for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the dividends are in fact converted into U.S. Dollars on that date.

      Gain or loss, if any, realized on a sale or other disposition of such foreign currency will be ordinary income or loss and will generally be income from sources within the United States for foreign tax credit limitation purposes. If dividends paid in a foreign currency are converted into U.S. Dollars on the day such currency is received, United States holders generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

      A distribution with respect to our shares or ADSs in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a tax-free return of basis in the shares to the extent of the United States holder's adjusted basis in such shares, with the balance of the distribution, if any, treated as gain realized by the United States holder from the sale, exchange, or other disposition of the shares.

      Dividends paid by us will not be eligible for the dividends received deduction generally allowed to domestic corporate shareholders.

      The Treaty

      Under German law, German corporations are required to withhold tax on dividends in an aggregate amount equal to 26.375% of the gross amount paid to resident and nonresident stockholders, consisting of a 25% withholding tax plus a 1.375% surtax. In the case of a United States holder, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Treaty provides that United States holders are entitled to a further refund equal to 5% of the gross amount of the dividend. The German imputation system will be abolished as from 2002 and consequently this amount will no longer be refundable as from 2002 as described in the section entitled "Tax reform 2001" below. For United States federal income tax purposes, the benefit resulting from this refund is treated as a dividend received by the United States holder with respect to German corporate taxes equal to 5.88% of the gross amount of the dividend, subject to a withholding tax of 0.88% of the gross amount of the dividend (15% of 5.88%).

      Thus, for each $100 of gross dividend paid by us to a United States holder, such holder will initially receive $73.625 ($100 less 26.375% withholding tax). If the United States holder also applies for the available refunds under the Treaty (including the additional 5% refund), German withholding tax is effectively reduced to $10 and the cash received per $100 of gross dividend is $90. For United States federal income tax purposes, the United States holder is treated as receiving a total dividend of $105.88, consisting of the $100 gross dividend and the deemed refund of German corporate tax of $5.88. Thus, for each $100 of gross dividend, the United States holder will include $105.88 in gross income and will be entitled to a foreign tax credit of $15.88, subject to the general limitations of United States federal income tax law.

      German refund procedures

      In order to obtain the 5% tax credit-related refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German, surtax, United States holders of shares must submit to the German tax authorities directly (1) a claim for refund, (2) the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and (3) an IRS Form 6166. The claim for refund must be filed within four years from the end of the calendar year in which the dividend is received.

      Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt fur Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address where the applications are filed, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W. Washington D.C. 20007 - 1998.

      U.S. holders may obtain a Form 6166, which is a certification of the United States holders' last filed United States federal income tax return, by filing a request with the office of the Director of the Internal Revenue Service Center at the following address: Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P 0 Box 16347, Philadelphia, PA 19114
- 0447. Requests for certification are to be made in writing and must include the United States holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. The Internal Revenue Service will send the certification (IRS Form 6166) directly to the United States holders. The issued IRS Form 6166 will be valid for a period of three years from the date of the last filed return to which it relates.

      Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

      Taxation of disposition of shares or ADSs

      Any gain or loss realized and recognized by a United States holder on the sale or other disposition of a share or an ADS (including upon our liquidation or dissolution or as a result of a non-pro rata redemption of shares) will be subject to United States federal income tax, as a capital gain or loss, on an amount equal to the difference between such United States holder's adjusted tax basis in the share or ADS and the amount realized on our disposition. A United States holder's adjusted tax basis in a share or ADS will generally be equal to the holder's cost of acquiring the share or ADS reduced (but not below zero) by the amount of any distribution that is treated as a return of basis.

      Any gain or loss recognized upon the sale or other disposition of a share or an ADS will be long-term capital gain or loss if held for more than one year. For non-corporate United States holders, the United States income tax rate applicable to a net long-term capital gain recognized for a year currently will not exceed 20%. For corporate United States holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate United States holders.

      Foreign tax credit considerations

      For United States federal income tax purposes, United States holders, upon payment of a dividend, will be treated as having received the amount of any German tax withheld, which is not refundable (as described above), and as then having paid this tax over to Germany. As a result of this rule, the amount of dividend included in a United States holder's gross income may be greater than the amount of cash actually received (or receivable) by the United States holder.

      Subject to the limitations and conditions set forth in the Code, United States holders may elect to claim a credit against their United States federal income tax liability for German tax withheld from dividends or German tax imposed on capital gains, if any, or, if they do not elect to credit any foreign tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. Dividends or capital gains will generally constitute "passive income" or "financial services income" for purposes of the foreign tax credit limitation. Dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute United States source income. Capital loss will generally be allocated against United States source income. Because capital gains will generally constitute United States source income, as a result of the United States foreign tax credit limitation, any German or other foreign tax imposed upon capital gains in respect of the shares may not be currently creditable unless a United States holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket.

      Passive foreign investment company rules

      Special United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company, or PFIC, under the Code. We would constitute a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. We do not anticipate that we have or will have sufficient passive income or assets in any year to constitute a PFIC.

      If we were to constitute a PFIC, a United States holder could be subject to certain materially adverse United States tax consequences. Prospective United States holders should consult with their own tax advisors regarding the potential application of PFIC rules.

      Non-United States holders

      Subject to the discussion of United States backup withholding tax below, a holder of shares or ADSs other than a United States holder will not be subject to United States federal income or withholding tax on income derived by us, dividends paid to a stockholder or gains realized on the sale of shares or ADSs, provided that: (1) such income items are not effectively connected with the conduct by the non-United States holder of a trade or business within the United States, (2) the non-United States holder is not or was not present in, or does not have or did not have a permanent establishment in, the United States, (3) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder's status as a citizen or former citizen thereof or resident or former resident thereof and (4) in the case of a gain from the sale or disposition of shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale and certain other conditions are met.

      If a dividend, gain or income with respect to a share or ADS of a non-United States holder is effectively connected with the conduct of a United States trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-United States holder may be subject to United States income taxes on such dividend, gain or income at the statutory rates provided for United States persons after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-United States holder's country of residence. For this purpose, dividends, gain or income in respect of a share or ADS will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-United States holder.

      United States backup withholding tax and information reporting

      Payments made by a US paying agent or other United States intermediary broker in respect of the shares or ADSs may be subject to information reporting to the IRS and to a 31% backup withholding tax. Backup withholding will not apply, however, (i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification, or (ii) to a holder who is otherwise exempt from backup withholding (such as a corporation).

      Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder's United States federal income tax, provided that the holder has complied with applicable reporting obligations.

      German Taxation

      The following is a summary discussion of certain tax matters arising under German tax law. The discussion does not purport to be a comprehensive description of all of the tax considerations which may be relevant to a decision to purchase and/or to sell our shares or ADSs. The discussion is based on the tax laws of the Federal Republic of Germany as in effect on the date of this annual report, which are subject to change, possibly with retroactive effect. With the exception of certain illustrative data, the discussion is limited to the taxation of dividends, capital gains, income, gifts and inheritance under German law, and does not address all aspects of German taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular purchaser. In particular, this discussion does not comprehensively treat the tax considerations that will be relevant to prospective investors who reside outside Germany. Any person who is in doubt as to his tax position is urged to consult a tax adviser before purchasing or selling shares or ADSs.

      A short discussion of German corporate taxation precedes the discussion of taxes applicable to shareholders. German tax law is currently undergoing a fundamental change due to a major tax reform which became effective, in part, on January 1, 2001 and which will result in further changes effective on January 1, 2002. As a result, the German tax law is transitory in certain respects.

      Taxation of PrimaCom

      The corporate income tax rate is reduced from the split level rates of 30% for distributed and 40% retained earnings to 25% rate as from January 1, 2001. The new 25% tax rate for corporations is applicable to both, retained and distributed earnings. Since January 1, 1998, the surtax (Solidaritatszuschlag) has been charged at a rate of 5.5% on the corporate income tax liability. For profits generated from 2001, the effective overall tax burden from corporate income tax and surtax amounts to 26,38%. When seen in conjunction with a municipal trade tax which is generally levied at rates of between 15% and 20%), the effective tax rate on profits will be between 35% and 40%, depending on the local municipality and its local multiplier, as from the fiscal year 2001 onwards.

      Another important change is the abolition of the imputed tax credit as of 2002 which shall already apply to the distribution of the annual profit of fiscal year 2001 in 2002. For the distribution of the annual profit of fiscal year 2001 the shareholders will no longer benefit from tax credit associated with the distribution. However, the distribution of the annual profit of the fiscal year 2000 by a German corporation which is made in 2001 will still be treated in accordance to the imputation system. As part of the transition rules each German corporation will assess the remaining tax credit which is available for the shareholders and which was not used for the distribution of the annual profit as of December 31, 2000. The amount of the tax credit available under the imputation system will be used to reduce the corporate income tax of the corporation in case a dividend is paid during a transition period through 2016.

      German corporations are subject to a trade tax which, depending upon the municipal district in which their facilities are located, can amount to between 15% and 21 % of net income. The trade tax is, however, deductible from net income for the purpose of calculating the regular corporate tax. As a result, the effective burden of the trade tax generally lies between 13% and 18% of net income. For purposes of assessing net income subject to trade tax, 50% of interest payable on long-term debt is added back.

     The effective overall tax burden beginning on January 1, 2001 is approximately 38% depending on the rate of the trade tax.

      Taxation of dividends

      Taxpayers resident in Germany are generally entitled to a tax credit in the amount of three-sevenths of the gross amount (before dividend withholding tax) of profits received in 2001 in distribution of the annual profits of any year prior to 2001. This credit reduces their personal or corporate income tax liability. The credit also reduces the basis for the 5.5% surtax on the German taxpayer's personal or corporate income tax liability. Shareholders who are not tax resident in Germany are not entitled to such tax credit. Even shareholders who are tax residents in Germany are not entitled to this tax credit under certain circumstances, for example when they receive dividends in distributions that were tax free pursuant to an applicable income tax treaty.

      Dividends paid in 2001 by a German resident stock corporation (Aktiengesellschaft) are subject to withholding tax equal to 25% of the amount of the gross dividend distributed plus a 5.5% surtax (Solidaritdtszuschlag) on that amount (corresponding to a tax of 1.375% of the gross dividend). The withholding tax and surtax retained by the distributing stock corporation will be credited against the personal or corporate income tax liability of German tax resident shareholders or will be refunded to them. Thus, German shareholders are effectively taxed in advance.

      For shareholders who are tax resident in Germany, the German corporate tax imputation system leads to a neutralization of the corporate income tax, i.e. the income underlying the dividend is taxed at the individual income or corporate income tax rate of the shareholder. Under the transition law applicable in fiscal year

2001 the dividend received by a corporate shareholder will be subject to 30% corporate income tax instead of 25% for other source income in order to avoid tax refund due to the reduced corporate income tax rate.

      To achieve the imputations, the income of the shareholder is taxed on a grossed-up basis, i.e. the German tax resident shareholder receives for taxation purposes 51.54% of the taxable dividend in cash, 17.5% as a tax credit resulting from withholding tax (plus 0.96% tax credit for the surtax thereon) and 30% as a tax credit for the underlying corporate income tax. If the assessable personal or corporate income tax plus surtax thereon of the shareholder is less than the tax credit of 48.46%, the excess tax credit will be refunded; if the personal or corporate income tax is higher, additional personal or corporate income tax plus surtax thereon becomes payable.

      German tax resident individual shareholders whose shares are part of a business property and German tax resident corporate shareholders are subject to trade tax on gross dividends received, unless the shareholder owns 10% or more of the nominal share capital of the company at the beginning of the calendar year. The applicable trade tax burden generally amounts to between 15% and 21%, depending upon the trade tax rate fixed by the municipality in which the business of the shareholder is located. Trade tax is a deductible expense for income or corporate income tax purposes of the shareholder.

      Under the provisions of any applicable income tax treaty, the level of the German withholding tax on a dividend paid by a company tax resident in Germany to a shareholder not tax resident in Germany may be reduced. The shareholder entitled to the reduced rate of withholding tax under the applicable double tax treaty is, however, generally required to file a claim with the German tax authorities for repayment of the amount by which the actual amount of withholding tax, including surtax thereon, exceeds the maximum amount of withholding tax permitted to be collected by the applicable double tax treaty as described above.

      Most of the double tax treaties applicable to dividends provide for further reductions in the withholding tax rate if the recipient of the dividend is a joint stock company owning at least 10% of the shares of the distributing company entitled to vote. The withholding tax on dividends distributed to holding companies may, in some circumstances, be reduced to zero. In those cases the reduced withholding tax rates can be applied to the distribution or withholding tax may be dispensed with if an application has been filed and if other conditions are fulfilled. Broadly speaking, this applies only to situations where the shareholder is a qualifying corporation not tax resident in Germany but tax resident in one of the other member states of the European Union.

      Where the shares are part of the business property of a permanent establishment or a fixed base of the non-resident shareholder maintained in Germany, the shareholder will be taxed on the same basis as a shareholder tax resident in Germany who holds the shares as business property in a German trade or business, and the shareholder may be able to make use of the tax credits granted to German tax resident shareholders. Trade tax will be payable under the same circumstances and at the same rate as in the case of a German tax resident shareholder.

      The corporate income tax rate for a shareholder not tax resident in Germany holding the shares as part of the business property of a permanent establishment which the shareholder maintains in Germany is 40%. If the permanent establishment earned no other income and had no expenses (such as interest on loans to finance the shareholding or trade tax), the shareholder would not be entitled to a repayment other than tax withheld by the company on the dividend. There is no withholding tax payable on transferring the dividend from an establishment or fixed base in Germany to a head office abroad.

      Under German law, German corporations are required to withhold tax on dividends in an aggregate amount equal to 26.375% of the gross amount paid to resident and nonresident stockholders, consisting of a 25% withholding tax plus a 1.375% surtax. A partial refund of this withholding tax can be obtained by United States holders under the Convention between the United States of America and the Federal Republic of Germany for the Avoidance of Double Taxation and the Prevention or Fiscal Evasion With Respect to Taxes on Income and Capital and to Certain other Taxes described above.

      Taxation of capital gains

      A shareholder tax resident in Germany who realizes any capital gains upon the disposal of shares is subject to taxes in Germany if the disposal is made within 12 months of the acquisition.

      Under German tax law, a capital gain resulting from the disposal of shares is also subject to taxation in Germany, regardless how long the shares have been held, if the shareholder directly or indirectly holds or at any time during a period of five years before the disposal held 10% or more of the nominal share capital of the company. The same rules apply to non-resident shareholders, unless they enjoy double tax treaty protection. Most double tax treaties with Germany provide that shareholders not resident in Germany who do not maintain a permanent establishment or fixed base in Germany are not subject to German income or trade tax on such capital gains.

      In addition thereto, irrespective of the term of the possession, any capital gains resulting from the disposal of shares are subject to taxation in Germany if such shares were held as put of the business property of a permanent establishment or fixed base maintained in Germany.

      Capital gains realized by a disposal of an interest in foreign corporations will probably be tax exempt as from 2001 but the applicable provisions are not entirely clear insofar.

      Tax law changes as from January 1, 2002

      As from January 1, 2002 the tax imputation system will be abolished. The new system shall no longer provide for a tax credit. Instead a domestic natural person shareholder pays personal income tax on 50 % of the dividends received. The other 50 % will not be taxable for a domestic natural person.

      As a consequence of this change also capital gains realized by a domestic natural person shareholder are 50 % tax exempt provided the natural person held at least 1% in the corporation at any time during the last 5 years or in case he held the interest no longer than 12 months. The capital gain will be entirely tax exempt in case the natural person held less than 1 % in the corporation and provided the interest is held for more than 12 months. The treatment of capital gains is doubtful if the natural person shareholder held 1% or more but less than a 10% interest in the corporation before the beginning of fiscal year 2002.

      Expenses incurred by domestic natural persons, directly or indirectly, related to dividend income or capital gains will only be deductible at 50 % irrespective whether they arose in the same year as the income. In case that the disposal is entirely tax exempt and no expenses incurred in relation to the sale are deductible.

      For domestic corporate shareholders any dividend income from another German corporation and any capital gain from the disposal the interest in another domestic or foreign corporation will be fully tax exempt. No holding percentages or holding periods need to be respected insofar.

      Business expenses incurred by a domestic corporate shareholder which are directly related to tax free capital gains from the sale of shares in a corporation or related to tax free dividends from a German corporation will no longer be deductible for tax purposes when they arise in the same year as the dividends (and up to the same amount) Also capital losses will no longer be deductible.

      Dividends from foreign corporations will still be 95 % tax exempt. However, all business expenses related thereto will be deductible.

      In 2002 the withholding tax rate for dividends will be reduced to 20 % plus 5.5 % solidarity surcharge thereon. The German refund procedure will not be altered in that context. However, the 5 % refund to United States holders which is related to the existence of the German imputation system will no longer apply as of fiscal year 2002.

      Gift and inheritance tax

      Under German law, the transfer of shares will be subject to German inheritance and gift tax on a transfer by reason of death or a gift, if:

      (1) the shares were held by the donor or transferor as part of the business property for which an establishment is maintained in Germany or for which a permanent representative has been appointed;

      (2) the donor or transferor or the heir, donee or other beneficiary is a tax resident in Germany or, with respect to German citizens who are not resident in Germany, if such donor, transferor or beneficiary has not been continuously residing outside of Germany for a period of more than five years; or

      (3) the shareholder holds, alone or together with affiliated persons, directly or indirectly, ten percent or more of the corporation's nominal share capital.

      The few German estate tax treaties currently in effect (e.g., the treaty with the United States) generally provide that German gift or inheritance tax may only be imposed in cases (1) and (2) above.

      Other German taxes

      There are no German transfer stamp or other similar taxes which would apply on the sale or transfer of the shares. Wealth tax is no longer levied as of 1997. However, it is possible that wealth tax will be reintroduced in connection with the tax reform proposals.

      Effective January 1, 2000, if a single shareholder, another person or a company directly or indirectly acquires 95% of our shares, a 3.5% land transfer tax will be levied on the value of all land which we or one of our subsidiaries owns.

      F. Dividends and Paying Agents

      Not applicable.

      G. Statement by Experts

      Not applicable.

      H. Documents on Display

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400,Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

      I. Subsidiary Information

      Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We have a significant variable rate senior secured credit facility and as a result could be significantly affected by changes in interest rates. In this regard, changes in interest rates affect the interest paid on debt. To mitigate the effect of changes in interest rates, we have entered into interest rate cap agreements.

      The following table provides information about our derivative financial instruments and other financial instruments that are sensitive to changes in interest rates. For debt obligations, the table presents principal cash flows and related applicable floating rate indices by expected maturity dates. For interest rate caps and floors, the table presents notional amounts and weighted-average strike rates by contractual maturity dates. Notional amounts are used to calculate the contractual cash flows to be exchanged under the contract.

                                             Interest Rate Sensitivity
                                   Principal (Notional) Amount by Expected Maturity
                                        Average Interest Rate/Cap Strike Price
                                                                                                            Fair Value
                                                                                                             December
                                          2001      2002   2003    2004     2005    Thereafter    Total     31, 2000
                                        ================================================================================
Variable-Rate Revolving Credit
Facility ((euro)in thousands) Floating
Rate Index EURIBOR plus .75%- 2.50%:........ 955      --     --      --       --       735,236    736,191      736,191
Interest Rate Derivative
     Financial Instruments
     Related to Variable-Rate
     Revolving Credit Facility
Interest Rate Caps ((euro)in thousands)
Notional Amount.......................................................      225,000                           (605,000)
Average Strike Rate(1) ...............................................       5.1833%
Average Floor Rate(2).................................................       3.6125%

(1)   Average strike rate of interest rate cap agreements.
(2)   Average floor rate as to (euro)175,000,000 of notional account.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

PART III

ITEM 17. FINANCIAL STATEMENTS

      Not applicable.

ITEM 18. FINANCIAL STATEMENTS


INDEPENDENT AUDITORS REPORT

To the Board of Directors,
PRIMACOM AG

         We have audited the accompanying consolidated balance sheets of PrimaCom AG and subsidiaries as of December 31, 2000, 1999 and 1998 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in Germany and the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PrimaCom AG and subsidiaries at December 31, 2000, 1999 and 1998 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.


                                                             /s/  ERNST & YOUNG
                                                             ------------------
                                                                  ERNST & YOUNG
                                                Deutsche Allgemeine Treuhand AG
Frankfurt, Germany
March 29, 2001

                          PRIMACOM AG AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                       YEARS ENDED DECEMBER 31,
                                                      -----------------------------------------------------
                                                        1998          1999          2000          2000
                                                      ----------   -----------   -----------   ------------
                                                        EURO          EURO          EURO          U.S.$

Revenues........................................        49,339       105,949       124,343        116,732
Operating costs and expenses:
   Operations...................................        13,062        24,543        30,191         28,343
   Selling, general and administrative..........         6,271        18,590        28,584         26,834
   Corporate overhead...........................         1,278        12,413        17,219         16,165
   Depreciation and amortization................        16,072        61,277        75,530         70,907
                                                        ------       -------       -------        -------
Total...........................................        36,683       116,823       151,524        142,249
                                                        ------       -------       -------        -------
Operating profit (loss).........................        12,656       (10,874)      (27,181)       (25,517)
Interest expense:
   Related party................................            11            --            --             --
   Bank debt....................................         2,550         9,995        24,629         23,121
   Sale-leaseback...............................         5,301         2,115         1,544          1,450
   Senior Notes.................................            --         3,764            --             --
                                                        ------       -------       -------        -------
                                                         7,862        15,874        26,173         24,571
Other income (expense)..........................          (232)         (767)        1,690          1,587
                                                        ------       -------       -------        -------
Income (loss) from continuing operations before
   income taxes and other items.................         4,562       (27,515)      (51,664)       (48,501)

Income tax expense..............................           827         1,667         4,258          3,998
                                                        ------       -------       -------        -------
Income (loss) from continuing operations before
   minority interests and equity earnings.......         3,735       (29,182)      (56,927)       (52,499)
Minority interest in net income of subsidiaries            303            70            94             88
   Equity loss in affiliate.....................            --            --          (128)          (120)
                                                        ------       -------       -------        -------
Income (loss) from continuing operations........         3,432       (29,252)      (56,144)       (52,707)
     Extraordinary loss, net of income tax......            --            --        (8,180)        (7,680)

     Loss from discontinued operations, net of
      income tax expense of (euro) 2,896 for 1998       (2,922)           --           --             --
                                                        ------       -------       -------        -------

 Net income (loss)..............................           510       (29,252)      (64,324)       (60,387)
                                                        ======       =======       =======        =======
Earnings (loss) per share:
   Basic and diluted:
   Continuing operations........................          0.22         (1.53)        (2.85)         (2.67)
                                                        ------       -------       -------        -------
   Net income (loss)............................          0.03         (1.53)        (3.26)         (3.06)
                                                        ======       =======       =======        =======

           See accompanying notes to consolidated financial statements


 The accompanying financial statements for periods prior to January 1, 1999 have been restated from Deutsche Mark to Euro using the official conversion rate as of January 1, 1999.

                          PRIMACOM AG AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                           --------------------------------------------------------
                                              1998           1999          2000           2000
                                           ------------    ----------   -----------    ------------
                                              EURO           EURO          EURO           U.S.$
  Cash.................................          7,847         8,367         4,643           4,359
  Trade accounts receivable-- net......          2,783         3,715         9,178           8,616
  Deferred tax asset-- net.............         44,829        47,306        48,169          45,221
  Property and equipment-- net.........        278,344       276,788       559,581         525,330
  Goodwill-- net.......................        242,148       238,850       357,754         335,856
  Customer lists-- net.................             --            --        56,067          52,635
  Foreign currency forward contracts...         10,638            --            --              --
  Other assets.........................         22,640        11,610        42,453          39,854
                                               -------       -------     ---------
  TOTAL ASSETS.........................        609,229       586,636     1,077,845       1,011,871
                                               =======       =======     =========       =========
  Accounts payable.....................          4,597         5,806        26,786          25,146
  Accrued expenses.....................         26,450        14,800        24,608          23,102
  Deferred revenue.....................          4,910        12,593         2,736           2,569
  Deferred purchase obligations........          3,388         2,304         4,228           3,969
  Sale-leaseback obligations...........         44,166        14,122        13,669          12,832
  Related party liabilities............            264           245           245             230
  Bank and other debt..................        143,875       208,091       736,191         691,129
  Senior Notes.........................        141,107            --            --              --
                                               -------       -------     ---------       ---------
  TOTAL LIABILITIES....................        368,757       257,961       808,463         758,977
                                               -------       -------     ---------       ---------
  Minority interest....................            441            85           198             186
  SHAREHOLDERS' EQUITY
  Registered capital...................         40,348        50,435        50,582          47,486
  Additional paid-in capital...........        242,343       350,067       354,838         333,119
  Accumulated deficit..................        (42,660)      (71,912)     (136,236)       (127,897)
                                              --------      --------     ---------       ---------
  TOTAL SHAREHOLDERS' EQUITY...........        240,031       328,590       269,184         252,708
                                               -------       -------       -------         -------
  TOTAL LIABILITIES AND
     SHAREHOLDERS' EQUITY..............        609,229       586,636    1,077,845        1,011,871
                                               =======       =======    =========        =========

           See accompanying notes to consolidated financial statements

   The accompanying financial statements for periods prior to January 1, 1999 have been restated from Deutsche Mark to Euro using the official conversion rate as of January 1, 1999.

                          PRIMACOM AG AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIENCY)
                                 (IN THOUSANDS)


                                                              ADDITIONAL                              TOTAL
                                            REGISTERED         PAID-IN           ACCUMULATED       SHAREHOLDERS'
                                             CAPITAL           CAPITAL             DEFICIT            EQUITY
                                            ---------         ----------         -----------       -------------
                                               EURO              EURO               EURO                EURO

Balance at December 31, 1997..........          5,113              5,133            (41,994)            (31,748)
   Capital contribution...............         13,851            (13,851)                --                  --
   Shareholder contributions..........             --             73,808                 --              73,808
   Dividend...........................             --                 --             (1,176)             (1,176)
   Issuance of shares in reverse
      acquisition.....................         21,384            177,253                 --             198,637
   Net income.........................             --                 --                510                 510
                                              -------           --------           --------            --------
   Balance at December 31, 1998.......         40,348            242,343            (42,660)            240,031
   Capital contribution...............             --              5,931                 --               5,931
   Issuance of shares in initial
      public offering.................         10,087             99,036                 --             109,123
   Stock options granted..............             --              2,757                 --               2,757
   Net loss...........................             --                 --            (29,252)            (29,252)
                                              -------           --------           --------            --------
   Balance at December 31, 1999.......         50,435            350,067            (71,912)            328,590
   Issuance of shares in acquisition..            179              1,543                 --               1,722
   Merger with AGFB...................            (32)              (330)                --                (362)
   Stock options granted..............             --              3,558                 --               3,558
   Net loss...........................             --                 --            (64,324)            (64,324)
                                              -------           --------           --------            --------
   Balance at December 31, 2000                50,582            354,838           (136,236)            269,184
                                              =======           ========           ========            ========

           See accompanying notes to consolidated financial statements

   The accompanying financial statements for periods prior to January 1, 1999 have been restated from Deutsche Mark to Euro using the official conversion rate as of January 1, 1999.

                          PRIMACOM AG AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                YEARS ENDED DECEMBER 31,
                                                            ------------------------------------------------------------
                                                               1998            1999            2000             2000
                                                               ----            ----            ----             ----
                                                               EURO            EURO            EURO             U.S.$
OPERATING ACTIVITIES
Net income (loss)..................................              510        (29,252)        (64,324)          (60,387)
Adjustments to reconcile net income (loss) to net cash
    provided by operating activities:
Gain on sale of business...........................             (967)            --              --                --
Depreciation and amortization......................           16,164         61,277          75,530            70,907
Amortization of other assets.......................            6,024          5,719           6,064             5,693
Amortization of deferred revenue...................           (2,682)       (16,683)        (29,076)          (27,296)
Gain on sale of equity investment..................               --             --         (1,689)            (1,586)
Write-off of capitalized financing fees............               --             --           7,600             7,135
Stock option compensation expense..................               --          2,757           3,558             3,340
Other..............................................              241             70             230               216
Minority interest..................................              303             70             113               106
Deferred income taxes..............................            2,877          3,222           3,000             2,816
Changes in assets and liabilities, net of effects of
    business acquisitions and disposition:
Trade accounts receivable..........................              954           (861)           (750)             (704)
Other assets.......................................           (4,373)         2,002         (13,269)          (12,457)
Accounts payable...................................             (411)           828          11,988            11,254
Accrued expenses...................................            9,752         (9,091)         (6,079)           (5,707)
Deferred revenue...................................              476         24,226          18,902            17,745
                                                             -------        -------         -------           -------
Net cash provided by
    operating activities...........................           28,565         44,214          11,685            10,969
                                                             -------        -------         -------           -------
INVESTING ACTIVITIES
Acquisitions of businesses, net of
    cash acquired..................................           11,859        (14,441)       (288,338)         (270,689)
Dividends of minority interest.....................           (5,684)            --              --                --
Purchases of property and equipment................           (3,110)       (34,071)        (99,817)          (93,707)
Proceeds from sale of property and equipment.......              100            654             396               372
Proceeds from sale of business.....................            5,286             --              --                --
                                                             -------        -------         -------           -------
Net cash provided by (used in) investing activities            8,451        (47,858)       (387,759)         (364,024)
                                                             -------        -------         -------           -------
FINANCING ACTIVITIES
Proceeds from credit facilities....................               --        170,770         969,635           910,284
Proceeds from bank debt............................            9,973             --              --                --
Repayments of credit facilities....................           (9,119)      (100,980)       (475,736)         (446,617)
Repayments of bank debt............................          (33,130)        (3,077)       (124,615)         (116,987)
Net proceeds from (repayments of) bank overdrafts..             (143)        (2,740)          7,726             7,253
Proceeds from related party liabilities............            7,365             --              --                --
Repayments of related party liabilities............           (6,267)           (18)             --                --
Repayments of sale-leaseback obligations...........           (5,711)       (30,045)         (3,582)           (3,363)
Repayments of Deutsche Telekom loans...............           (1,498)          (527)           (110)             (103)
Payments of deferred purchase obligations..........               --         (2,101)           (968)             (909)
Proceeds from initial public offering..............               --        103,425              --                --
Repayment of Senior Notes..........................               --       (141,194)             --                --
Proceeds from settlement of foreign currency forward
    contracts......................................               --         10,651              --                --
Dividend distribution..............................           (1,176)            --              --                --
                                                             -------        -------         -------           -------
Net cash provided by (used in) financing
    activities.....................................          (39,706)         4,164         372,350           349,558
                                                             -------        -------         -------           -------
Net increase (decrease) in cash and
    cash equivalents...............................           (2,690)           520          (3,724)           (3,497)
                                                                                                              -------
Cash and cash equivalents at beginning of year.....           10,537          7,847           8,367             7,855
                                                             -------        -------         -------           -------
Cash and cash equivalents at end of year...........            7,847          8,367           4,643             4,359
                                                             =======        =======         =======           =======


           See accompanying notes to consolidated financial statements

   The accompanying financial statements for periods prior to January 1, 1999 have been restated from Deutsche Mark to Euro using the official conversion rate as of January 1, 1999.

1    FORMATION OF BUSINESS AND BASIS OF PRESENTATION

     PrimaCom AG, ("PrimaCom") and subsidiaries ("the Company"), a German stock corporation, was formed on December 30, 1998, by the merger ("the Merger") of Suweda Elektronische Medien- und Kabelkommunikations-AG ("Suweda") into KabelMedia Holding AG ("KabelMedia"), two similarly sized German cable television network operators. At the date of the merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Suweda, also German stock corporations, had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the merger was accounted for under the purchase method of accounting as a reverse acquisition by Suweda of KabelMedia even though KabelMedia issued shares to Suweda's shareholders as consideration in the Merger and is the surviving legal entity. Accordingly, the accompanying historical financial statements prior to December 30, 1998, are those of Suweda.

     All amounts in the accompanying notes to the consolidated financial statements refer to continuing operations unless otherwise noted (see Note
     5).

     Prior to December 31, 1999, the Company prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the Euro ("(euro)" or "Euro") on January 1, 1999, the Company has presented the accompanying consolidated financial statements in Euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into Euro using the official fixed conversion rate of (euro)1.00 = DM 1.95583. The Company's 1998 restated Euro financial statements depict the same trends as would have been presented if it had continued to present its consolidated financial statements in Deutsche Marks. The consolidated financial statements will, however, not be comparable to the Euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in Euros and for the year ended December 31, 2000 are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of (euro)0.9388 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICES

     ACCOUNTING PRINCIPLES

     The accompanying financial statements have been prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP").

     CONSOLIDATION

     The consolidated financial statements include the accounts of PrimaCom and it's majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

     CASH EQUIVALENTS

     All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

     CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. The Company maintains most of its cash and cash equivalents at international financial institutions in Germany and the Netherlands.

     REVENUE RECOGNITION

     Revenue is comprised primarily of revenue earned from subscription fees and to a much lesser extent charges for installation and connections. Subscription revenue is recognized at the time services are provided to customers. Charges for installation and connections are deferred and amortized on a straight-line basis into income over the related service agreements.

     PROPERTY AND EQUIPMENT

     Property and equipment are stated at cost and are comprised principally of assets used in the development and operation of cable television systems.

     Depreciation is provided using the straight-line method over estimated useful lives as follows: cable television systems: 12 years; equipment and fixtures: five to 10 years; buildings: 25 years; and purchased software: three to five years.

     GOODWILL AND INTANGIBLE ASSETS

     Goodwill consists of the excess purchase price over the fair value of the identifiable net assets acquired in various acquisitions. Such amounts are generally amortized using the straight-line method over 12 years. Intangible assets consist of the value assigned to customer lists acquired by the Company in 2000 as part of the Multikabel acquisition. Accumulated amortization for goodwill at December 31, 1998, 1999 and 2000 was
     (euro)4,880,000, (euro)26,980,000 and (euro)53,121,000 respectively.
     Accumulated amortization of intangible assets at December 31, 2000 was
     (euro)1,244,000.

     IMPAIRMENT OF LONG LIVED AND IDENTIFIABLE INTANGIBLE ASSETS

     The Company evaluates the carrying value of long-lived assets and identifiable intangible assets and goodwill for potential impairment on an ongoing basis. Impairment is determined by comparing the estimated undiscounted future cash flows to the carrying amount of the asset. The impairment loss would be measured as the amount by which the carrying amount of the asset is less than the estimated fair value.

     ADVERTISING COSTS

     Advertising costs are charged to expense as incurred. The Company first incurred significant advertising costs in 2000 totaling (euro)4,271,000.

     STOCK OPTIONS

     The Company accounts for its stock option plans in accordance with Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with FAS 123 compensation expense is recognized over the vesting period based on the fair value of all stock-based awards on the date of the grant.

     BASIC AND DILUTED EARNINGS PER SHARE

     The Company calculates earnings per share in accordance with Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128).

     INCOME TAXES

     The Company accounts for income taxes in accordance with Financial Accounting Standards No. 109, "Accounting for Income Taxes" (FAS 109). In accordance with FAS 109, deferred tax assets and liabilities are based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when the Company cannot make the determination that it is more likely than not that some portion or all of the related tax asset will be realized.

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximates their fair value based on the short-term maturities of these instruments. The carrying value of bank and other debt approximates fair value based on quoted market prices for the same or similar issues as well as current rates offered to the Company.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS

     Certain amounts in the prior years have been reclassified to conform with the 2000 consolidated financial statement presentation.

3.   THE MERGER

     On December 30, 1998, Suweda was merged into KabelMedia by the issuance of 8,364,914 KabelMedia shares to the former Suweda shareholders. Under U.S. GAAP the Merger was accounted for under the purchase method as a reverse acquisition by Suweda of KabelMedia even though KabelMedia issued shares to Suweda's shareholders as consideration in the Merger and is the surviving legal entity. The shares issued by KabelMedia were treated as if issued by Suweda as the acquirer. The effects of the reverse acquisition have been reflected for all share amounts in the accompanying financial statements. The assets and liabilities of KabelMedia are included in the consolidated balance sheet as of December 31, 1998. The purchase price of
     (euro)198,637,000 assigned to the KabelMedia net assets was based on an independent third party valuation. The financial statements reflect the final allocation of the purchase price which resulted in an excess purchase price over the fair value of the KabelMedia net assets of (euro)235,905,000 which is being amortized on a straight-line basis over 12 years.

     The following unaudited pro forma information for the year ended December 31, 1998 assumes the reverse acquisition occurred January 1, 1998:

                                                                         1998
                                                                         ----
     Revenues ((euro)in thousands)..................................    94,100
     Loss from continuing operations ((euro)in thousands)...........   (42,341)
     Loss per share from continuing operations ((euro)).............     (2.68)

     Net loss per share has been calculated on the basis of 15,782,842 shares outstanding.

4.   SIGNIFICANT BUSINESS ACQUISITIONS

     1999 ACQUISITIONS

     On January 1, 1999, the Company acquired the shares of Funkmechanik Magdeburg GmbH ("FUMA") for total consideration of (euro)7,970,000. FUMA passed approximately 25,017 homes and served 23,588 customers at the time of the acquisition.

     On October 22, 1999, the Company acquired 72.6% of the shares of Kabelcom Halberstadt GmbH ("Halberstadt") for total cash consideration of approximately (euro)4,083,000. Halberstadt passed approximately 10,000 homes and served 9,100 customers at the time of the acquisition.

     Since January 1, 1999, the Company has been acquiring the minority interests in its majority owned subsidiary, Kabelcom Aachen Gesellschaft fur Kabel-Kommunikation mbH & Co. KG ("Kabelcom Aachen"). During 1999, the Company acquired 10.2% of the minority interests of Kabelcom Aachen for
     (euro)1,916,000, bringing its total ownership position to 97.8%. It is PrimaCom's intention to seek to acquire the remaining 2.2% of Kabelcom Aachen.

     All acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations of the acquired business have been included in the consolidated financial statements since the respective dates of acquisition. The 1999 acquisitions resulted in goodwill of (euro)12,610,000, which is being amortized over 12 years.

     The pro forma impact on revenues and income from continuing operations from the aforementioned acquisitions for the years ended December 31, 1998 and 1999 is immaterial.

     2000 ACQUISITIONS

     On January 1, 2000, the Company purchased cable television networks from Regionalservice Kabelfernsehen GmbH ("REKA") for total consideration of approximately (euro)3,323,000. The networks acquired from REKA passed approximately 7,039 homes and served approximately 5,889 customers at the time of the acquisition.

     On January 1, 2000, the Company purchased cable television networks from Ver.Di neue Medien GmbH ("Ver.Di") for total consideration of approximately
     (euro)1,659,000. The networks acquired from Ver.Di passed approximately 4,682 homes and served approximately 4,682 customers at the time of the acquisition.

     On June 16, 2000, the Company acquired 26% of the shares of MAINZ-KOM Telekommunikation GmbH ("Mainz Kom") for total consideration of approximately (euro)1,150,000. Mainz Kom is a city carrier with approximately 90 kilometers of fiber optic lines in Mainz and Wiesbaden, Germany.

     On July 1, 2000, the Company purchased cable television networks from Antennendienst Cabel Tec GmbH ("ADCT") for total consideration of approximately (euro)5,931,000. The networks acquired from ADCT passed approximately 9,600 homes and served approximately 7,320 customers at the time of the acquisition.

     On August 1, 2000, the Company acquired the shares of Steinert und Kuhn GmbH & Co. KG ("S&K") for total consideration of approximately
     (euro)1,964,000. S&K passed approximately 5,200 homes and served approximately 5,100 customers at the time of the acquisition.

     On September 18, 2000, the Company acquired the shares of N.V. Multikabel ("Multikabel"), a cable television operator based in the Netherlands, for total cash consideration of approximately (euro)250,600,000 (including acquisition expenses) and the assumption of approximately (euro)124,300,000 of Multikabel debt, which was refinanced by the Company. Multikabel passed approximately 318,000 homes and served approximately 297,000 customers at the time of the acquisition.

     On October 1, 2000, the Company purchased cable television networks from Pfalzwerke AG ("Pfalzwerke") for total consideration of approximately
     (euro)4,581,000. The networks acquired from Pfalzwerke passed approximately 11,068 homes and served approximately 6,400 customers at the time of the acquisition.

     On October 1, 2000, the Company acquired the shares of Komco
     Kommunikationstechnik GmbH ("Komco") for total consideration of approximately (euro)7,158,000. Komco passed approximately 19,573 homes and served approximately 15,900 customers at the time of the acquisition.

     On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH ("Kutz") for total consideration of approximately
     (euro)1,563,000. The Company has the right to acquire the remaining 49% of the shares in 2002. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

     On October 25, 2000, the Company acquired the shares of Televis Grimma GmbH ("Televis") for total cash consideration of approximately (euro)10,819,000 and the future issuance of 70,000 PrimaCom shares, which at the time of the acquisition had a market value of approximately (euro)1,722,000, based on the closing price on the Neuer Markt. Televis' passed approximately 27,000 homes and served approximately 24,000 customers at the time of the acquisition.

     On December 31, 2000, the Company acquired the shares of Suweda Betriebsgesellschaft fur Kabelkommunikationim Saarland Kabelprojekt Friedrichsthal KG ("Friedrichsthal"), which was partially owned by Wolfgang Preuss, a shareholder of the Company for total consideration of
     (euro)3,153,000. Friedrichstahl serviced approximately 3,100 customers at the time of the acquisition.

     All acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations of the acquired business have been included in the consolidated financial statements since the respective dates of acquisition. The 2000 acquisitions resulted in goodwill of (euro)143,552,000 ((euro)129,473,000 for the Multikabel acquisition), and customer lists of (euro)57,267,000 for the Multikabel acquisition. The goodwill and customer lists are being amortized over 12 years.

     The following unaudited proforma information for the years ended December 31, 1999 and 2000 assumes the aforementioned 2000 acquisitions occurred on January 1, 1999:

                                                                       1999          2000
                                                                       ----          ----
     Revenues  ((euro) in thousands)..............................     134,708       152,706
     Net loss from continuing operations ((euro) in thousands)....     (64,713)      (88,253)
     Net loss per share ((euro))..................................       (3.38)        (4.47)


5.   DISCONTINUED OPERATIONS

     On September 9, 1998, the Company divested its non-cable television businesses by selling such businesses to an entity under the common control of certain shareholders of Suweda. Accordingly, the operating results of these non-cable television businesses have been segregated from continuing operations.

     Operating results from discontinued operations (exclusive of any corporate charges or interest expense) are as follows:

                                                                1998
                                                                ----
                                                             ((EURO) IN
                                                              THOUSANDS)
     Revenues..............................................        611
                                                                ======
     Loss before income taxes..............................        (26)
     Income tax expense....................................     (2,896)
                                                                ------
     Net loss..............................................     (2,922)
                                                                ======


6.   ACCOUNTS RECEIVABLE

     Trade accounts receivable consists of the following:

                                                                                       DECEMBER 31,
                                                                             --------------------------------
                                                                               1998         1999         2000
                                                                               ----         ----         ----
                                                                                     ((EURO) IN THOUSANDS)
     Trade accounts receivable-- gross..............................           3,994        5,337      10,758
     Allowance for doubtful accounts................................          (1,211)      (1,622)     (1,580)
                                                                              ------       ------      ------
     Trade accounts receivable-- net................................           2,783        3,715       9,178
                                                                              ======       ======      ======

7.   PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows:

                                                                                        DECEMBER 31,
                                                                              --------------------------------------
                                                                                 1998         1999         2000
                                                                                 ----         ----         ----
                                                                                      ((EURO) IN THOUSANDS)

     Cable television networks..............................................    338,077      352,506      602,062
     Equipment and fixtures.................................................     35,697       42,716       81,806
     Land and buildings.....................................................      2,910        2,416        3,912
     Other..................................................................      2,581        5,926       12,071
     Construction in progress...............................................      9,298       19,719       52,832
                                                                                  -----    ---------    ---------
     Total..................................................................    388,563      423,283      752,863
     Less accumulated depreciation..........................................   (110,219)    (146,495)    (193,102)
                                                                              ---------    ---------    ---------
     Property and equipment-- net...........................................    278,344      276,788      559,581
                                                                              =========    =========    =========

     Depreciation expense on property and equipment was (euro)15,184,000,
     (euro)36,318,000 and (euro)46,727,000 for 1998, 1999 and 2000, respectively.

8.   SALE-LEASEBACK

     In March and October 1993, the Company entered into two master lease agreements governing the terms of the majority of its cable network sale and leaseback transactions. Under the March 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.6% of the original sales price. At the end of the lease term, the Company has the option to extend leases under this agreement one year or to repurchase the cable networks at the higher of 10.0% of the original sales price or the recorded net book value on the lessor's books. Under the October 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.5% of the original sales price. The Company has the option to terminate leases under this agreement at the end of 6 years at an amount equal to approximately 11.5% percent of the original sales price plus the present value of remaining unpaid monthly lease payments. The lessor has the right to require the Company to repurchase the cable networks at the end of the lease term at an amount equal to approximately 11.5% of the original sales price. If the purchase option is not exercised, the lease automatically renews for an additional three years. The leases have been accounted for as capital leases in accordance with Statement of Financial Accounting Standards No. 98 "Accounting for Leases".


                                                                                            DECEMBER 31,
                                                                                    -----------------------------
                                                                                     1998        1999       2000
                                                                                     ----        ----       ----
                                                                                          ((EURO) IN THOUSANDS)
     Borrowings under sale-leaseback obligations..............................       44,166      14,122     13,669
     Current portion thereof..................................................       21,437       3,481      4,341

     On February 1, 1999, the Company repurchased certain cable networks which had previously been subject to various sale-leaseback arrangements. The difference between the purchase price and the net book value of the related sale-leaseback obligations was (euro)5,991,000 and increased property and equipment by an equivalent amount.

     On July 1, 1999, the Company purchased certain cable networks which had previously been subject to various sale-leaseback arrangements. The difference between the purchase price and the net book value of the related sale-leaseback obligations was (euro)2,003,000 and increased property and equipment by an equivalent amount.

     Maturities of the sale-leaseback obligations for the next five years consisted of the following at December 31, 2000:

                                                                           ((EURO)IN
                                                                           THOUSANDS)
                                                                           ----------
     2001............................................................        4,341
     2002............................................................        3,931
     2003............................................................        2,665
     2004............................................................        1,274
     2005............................................................          906
     Thereafter......................................................          552
                                                                            ------
     Total...........................................................       13,669
                                                                            ======

     Assets under capital leases are included within property and equipment as follows:

                                                                                              DECEMBER 31,
                                                                                    --------------------------------
                                                                                      1998        1999        2000
                                                                                      ----        ----        ----
                                                                                          ((EURO) IN THOUSANDS)

     Cable television networks.................................................      58,410      24,070      27,991
     Less accumulated depreciation.............................................     (20,642)    (10,238)    (12,329)
                                                                                     ------      ------      ------
     Cable television networks - net...........................................      37,768      13,832      15,662
                                                                                     ======      ======      ======

     Depreciation expense on assets recorded under capital leases approximated
     (euro)4,627,000, (euro)2,506,000 and (euro)2,091,000 in 1998, 1999 and
     2000, respectively.

9.   BANK AND OTHER DEBT

     Bank and other debt consists of the following:

                                                                                              DECEMBER 31,
                                                                                    --------------------------------
                                                                                      1998        1999        2000
                                                                                      ----        ----        ----
                                                                                          ((EURO) IN THOUSANDS)

     Borrowings under credit facilities......................................       138,049     207,840     727,500
     Overdrafts..............................................................         2,750          11       7,736
     Deutsche Telekom loans..................................................           722         196          85
     Other...................................................................         2.354          44         870
                                                                                    -------     -------     -------
     Total bank and other debt...............................................       143,875     208,091     736,191
                                                                                    =======     =======     =======

     Effective September 18, 2000, the Company entered into a new credit facility (hereafter the "Facility") with a number of banks. The total aggregate amount of the Facility was (euro)1,000,000,000, comprised of a
     (euro)985,000,000 Revolving Credit Facility and a (euro)15,000,000 Overdraft Facility. Under the terms of the Facility, the available commitment amount is reduced in equal quarterly amounts to the amounts reflected below as of December 31 of the years indicated:

                                                                       COMMITMENT
      YEAR ENDED                                                         AMOUNT
      ---------                                                        ----------
                                                                       ((EURO) IN
                                                                       THOUSANDS)

       2001...........................................................   1,000,000
       2002...........................................................   1,000,000
       2003...........................................................     935,750
       2004...........................................................     837,223
       2005...........................................................     738,723
       2006...........................................................     640,223
       2007...........................................................     517,098
       2008...........................................................     339,798
       2009...........................................................          --

     Under the terms of the Revolving Credit Facility, the Company's subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. At December 31, 2000 the Company had issued letters of credit totalling
     (euro)6,344,000 in connection with an acquisition which limits the Company's ability to borrow by an equivalent amount. At December 31, 2000, the Company had unused availability under the Revolving Credit Facility of
     (euro)251,156,000. The interest rate on the Revolving Credit Facility was 7.50% at December 31, 2000.

     Under the Overdraft Facility, the Company may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all outstanding amounts will become due and payable. At December 31, 2000, the Company had unused availability under the Overdraft Facility of (euro)7,264. The interest rate on the Overdraft Facility was 7.50% at December 31, 2000.

     Amounts outstanding under the Facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.5%, depending on the ratio of total indebtedness of our subsidiaries to annualized EBITDA. At December 31, 2000, the borrowings were at a floating interest rate of EURIBOR 5.0% plus a margin of 2.50% or 7.50%.

     The Facility is secured by, among other things, liens on receivables from cable television subscribers, concession agreements, equipment and interests in all shares of PrimaCom's subsidiaries. In addition, the

     Facility contains certain covenants which, among other things, require the Company to maintain specified ratios relating to cash flow and total debt. Furthermore, there are restrictions on incurring debt, encumbering revenues or assets, loaning funds to third parties or assuming liabilities, disposing of properties and paying dividends or making distributions.

     On September 18, 2000, the Company entered into a (euro)375,000,000 senior working capital facility. The senior working capital facility has a term of 10 years. On this date, the Company entered into a Contingent Value Right ("cVR") Agreement which was a condition precedent to the obligations of the lenders under the senior working capital facility. Pursuant to the CVR Agreement, the Company is required, if requested on or before September 18, 2010, to make a cash payment to the holders of each CVR Certificate equal to the difference between the market price of a share of common stock of PrimaCom on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002,
     subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equals five percent of the outstanding number of shares of the Company. As of December 31, 2000, the Company did not have any borrowings outstanding under this senior working capital facility.

     Bank financing fees of (euro)20,073,000 relating to the execution of the Facility have been capitalized in other assets. These fees are being amortized and recorded as bank debt interest over a period of nine years, representing the term of the Facility. Commitment fees of 0.5% per year are charged on the unused portion of the Facility.

     In 2000, the Company incurred an additional (euro)2,045,000 of interest costs to finance the construction of networks. This amount has been capitalized to networks.

     On September 18, 2000, in conjunction with the acquisition of Multikabel, the Company refinanced and cancelled its existing bank facility and wrote-off the unamortized portion of the fees and expenses associated with the canceled bank facility. The associated write-off resulted in an extraordinary loss of (euro)8,180,000 net of income tax.

     The Company has obtained loans from Deutsche Telekom to finance the construction of certain of its cable networks. The loan amounts granted are in direct proportion to the number of subscribers connected to the networks. Loan amounts are repayable in 96 installments each equal to 1/70th of the original loan balance plus interest.

     Maturities of the bank and other debt for the next five years are:


      YEAR ENDED                                                            AMOUNT DUE
      ----------                                                            ----------
                                                                            ((EURO) IN
                                                                             THOUSANDS)

       2001...............................................................       955
       2002...............................................................        --
       2003...............................................................        --
       2004...............................................................        --
       2005...............................................................        --
       Thereafter.........................................................   735,236
                                                                             -------
       Total bank and other debt..........................................   736,191
                                                                             =======


                                                                                             DECEMBER 31,
                                                                                     -----------------------------
                                                                                      1998       1999       2000
                                                                                      ----       ----       ----
                                                                                           ((EURO)IN THOUSANDS)
     Cash paid for interest during the period:
       Bank and other debt....................................................       2,574      4,264     24,173
       Sale-leaseback transaction (Note 8)....................................       1,314      2,115      1,544
                                                                                     -----      -----      -----
                                                                                     3,888      6,379     25,717
                                                                                     =====      =====     ======

10.  SENIOR NOTES AND FOREIGN EXCHANGE

     On March 30, 1999, the Company redeemed and canceled substantially all of its outstanding Senior Notes for cash consideration of (euro)140,297,000 plus brokerage fees of approximately (euro)597,000. On April 21, 1999, the Company redeemed and canceled the remainder of its outstanding Senior Notes for cash consideration of (euro)892,000. The purchase price and fees paid approximated the net book value of the Senior Notes at the time of the redemption.

     On March 26, 1999, in connection with the purchase of the Senior Notes, the Company settled its foreign currency forward contracts for cash consideration of (euro)10,650,000. The sales proceeds approximated the net book value of the contracts at the time of the disposition. Cash paid for interest on the Senior Notes was (euro)3,764,000 in 1999.

     The fair values of the foreign currency forward contracts are estimated by obtaining quotes from brokers. Information at December 31, 1998 is as follows:

                                                                        NOTIONAL             FAIR
                                                                         AMOUNT             VALUE
                                                                        ---------          -------
     December 31, 1998..........................................     $ 130,000,000      $ 6,810,000

11.  FINANCIAL INSTRUMENTS

     The Company has purchased interest rate-cap agreements that are designed to limit its exposure to increasing interest rates and are designed as hedges to borrowings under its variable-rate revolving credit facility during the next five years. An interest rate cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense ("strike price") on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike price is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitles the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit ("floor"), effectively limiting the Company's potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. Payments to be received as a result of the specified interest rate index exceeding the strike price are accrued in other assets and are recognized as a reduction of interest expense. The contract premium related to these agreements is included in other assets and amortized to interest expense ratably during the life of the agreement.

     The following table sets forth the status of financial instruments as of December 31, 2000:

                                                    NOTIONAL                               CONTRACT
                                                     AMOUNT                                 PREMIUM      FAIR VALUE
         EFFECTIVE DATE        TERMINATION DATE     ((EURO))     FLOOR   STRIKE PRICE      ((EURO))       ((EURO))
         --------------        ----------------    ----------    ------  -------------    ------------   -----------
                                                                                               200,000      127,000
     June 10, 1999           June 10, 2004         25,000,000    2.50%    5.50%               one time
                                                                                               126,500
     June 22, 1999           June 24, 2004         25,000,000   --        4.35%              per annum       50,000
                                                                                               130,500

     July 20, 1999           July 20, 2004         25,000,000   --        4.50% - 5.50%      per annum      (48,000)
                                                                                               105,000
     September 20, 1999      September 22, 2004    25,000,000    2.75%     5.50%             per annum
     December 18, 2000       December 18, 2003     62,500,000    4.65%     5.25%                    --     (265,000)
     December 18, 2000       December 18, 2003     62,500,000    4.55%     5.50%                    --     (271,000)


     Upon termination of an interest rate-cap agreement, to the extent a gain represents the value attributable to the market interest rate exceeding the strike price of the cap and it continues to be probable that borrowing on the variable-rate revolving credit facility of at least as much as the notional amount of the terminated cap will be outstanding, the gain is deferred in other liabilities and amortized over the remaining term of the original contractual life of the agreement as a reduction of interest expense. Additional gains or losses are recognized in earnings. Any notional amounts of agreements in excess of the balance of the variable-rate revolving credit facility expected to be outstanding during the terms would be marked to market, with changes in market value recorded in other income (expense).

12.  RELATED PARTY TRANSACTIONS

     In September 1998, in preparation for the merger, Aktiengesellschaft fur Beteiligungen an Telekommunikationsunternehmen ("AGFB"), Suweda's largest single shareholder and a publicly traded company, contributed it's interest in certain cable companies to Suweda and forgave loans due from Suweda in exchange for 68,255 ordinary shares of Suweda. Further, in connection with the Merger, AGFB and the shareholders of KabelMedia and Suweda agreed that they would merge AGFB with PrimaCom with PrimaCom as the surviving corporation. In October 2000, the merger of AGFB into PrimaCom was registered with the Commercial Register of the Amtsgericht (local court) of Mainz. AGFB's only significant asset was it's holding of 3,750,000 PrimaCom shares, all of which were issued to AGFB shareholders when the merger was consummated. An equivalent number of new PrimaCom shares were issued to AGFB shareholders in the merger, reflecting the exchange ratio of one PrimaCom share for every four AGFB shares.

     On December 31, 2000, the Company acquired the shares of Friedrichsthal, which was partially owned by Wolfgang Preuss, a shareholder of the Company (see Note 4).

     The Company has a (euro) 245,000 loan payable to WVH Wohnungsbau- und Wohnungsverwaltungsgesellschaft Reiderau mbH, a minority shareholder of one of its subsidiaries.

13.  INCOME TAXES

     For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

     The provisions for income tax benefit (expense) consisted of the following:

                                                      YEARS ENDED DECEMBER 31,
                                                  -----------------------------
                                                     1998      1999      2000
                                                     ----      ----      ----
                                                        ((EURO)IN THOUSANDS)

     Current...................................      (845)  (1,667)   (1,258)
     Deferred..................................        18       --    (3,000)
                                                     ----   ------    ------
     Total income tax..........................      (827)  (1,667)   (4,258)
                                                     ====   ======    ======


     A reconciliation between the German corporate statutory tax rates of 54.0% for 1998, and 51.8% for 1999 and 2000 and the Company's effective tax rate is as follows:


                                                                                      YEARS ENDED DECEMBER 31,
                                                                                   --------------------------------
                                                                                     1997       1998       1999
                                                                                     ----       ----       ----
                                                                                          ((euro)IN THOUSANDS)

     Computed income tax (expense) benefit at German statutory rate............      (2,463)     14,252    31,020
     Change in valuation allowance.............................................      (2,377)     16,666    (8,290)
     Non-taxable income........................................................        4,591         --        --
     Goodwill amortization.....................................................        (290)    (11,585)  (11,280)
     Change in corporate tax rate..............................................          --        (616)  (15,074)
     Finalization of prior year tax returns....................................          --     (21,414)       --
     Other.....................................................................        (288)      1,030      (634)
                                                                                       -----    -------   -------
     Total income tax expense..................................................        (827)    (1,667)    (4,258)
                                                                                       =====    =======   =======

     In 2000, tax legislation was enacted in Germany lowering the corporate tax rate from 40% to 25%. In accordance with FAS 109, the Company recorded a non-cash deferred tax charge in 2000 amounting to (euro)15,074,000 as a result of this change in the tax rate.

     In 1999, tax legislation was enacted in Germany lowering the corporate tax rate from 45% to 40%. In accordance with FAS 109, the Company recorded a non-cash deferred tax charge in 1999 amounting to (euro)616,000 as a result of this change in the tax rate.

     During 1999, the Company finalized or amended corporate and trade tax returns for certain of its subsidiaries. As a result of these revisions, the amount of benefit attributable to cumulative tax loss carryforwards as of December 31, 1998 was reduced by (euro)21,414,000.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1998, 1999 and 2000 are presented below:

                                                                                          DECEMBER 31,
                                                                                   ----------------------------
                                                                                   1998       1999        2000
                                                                                   ----       ----        ----
                                                                                        ((EURO)IN THOUSANDS)
     Deferred tax assets:
        Net operating loss carryforwards.......................................    75,553      83,792     55,109
        Property and equipment.................................................        --       1,694     33,364
        Senior Notes...........................................................    19,082          --         --
        Sale-leaseback obligations.............................................     1,049         150         --
        Accrued expenses.......................................................     4,893         462         --
                                                                                  -------    --------    -------
                                                                                  100,577      86,098     88,473
        Less-- valuation allowance.............................................   (18,149)     (1,483)    (9,773)
                                                                                 --------    --------    -------
                                                                                   82,428      84,615     78,700
     Deferred tax liabilities:
        Property and equipment.................................................   (31,025)    (34,588)   (30,001)
        Financing fees.........................................................    (2,950)     (1,860)        --
        Sale-leaseback obligations.............................................    (1,181)         --         --
        Other..................................................................    (2,243)       (861)      (530)
                                                                                 --------    --------    -------
     Net deferred tax asset....................................................    44,829      47,306     48,169
                                                                                 ========    ========    =======


     As of December 31, 2000, the Company had available in Germany combined cumulative tax loss carryforwards from continuing operations for corporate income tax of approximately (euro)133,773,000 and for trade tax on income of approximately (euro)131,483,000. In addition, the Company had in the Netherlands cumulative tax loss carryforwards from continuing operations for corporate income tax of approximately (euro)12,594,000. Under current German and Netherlands tax laws, these loss carryforwards have an indefinite life and may be used to offset the future taxable income of the Company. Cash paid for income taxes was (euro)565,000, (euro)1,670,000 and
     (euro)1,656,000 in 1998, 1999 and 2000 respectively.

14.  COMMITMENTS

     The Company obtains certain programming directly from Deutsche Telekom ("Telekom"), through various signal delivery contracts. The signal delivery contracts with Telekom are generally for a fixed period of time and are subject to negotiated renewal. Under these contracts the Company typically pays Telekom either a flat fee or a fee per customer that is determined by reference to a published fee schedule. As of December 31, 2000, the Company had a total commitment of approximately (euro)118,788,000 through 2010, the date upon which the last agreement expires. For the years ended December 31, 1998, 1999 and 2000, total Telekom fees expensed amounted to approximately (euro)10,499,000, (euro)18,592,000 and (euro)20,617,000 respectively, and are included in operations expense.

     The Company leases certain office equipment and vehicles. Lease terms generally range from three to five years with the option to renew at varying terms. Rental expense was (euro)511,000, (euro)1,585,000 and
     (euro)1,900,000 in 1998, 1999 and 2000, respectively.

     Future minimum payments under non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2000:

                                                     ((euro) IN
                                                     THOUSANDS)
                                                    ------------
     2001........................................        1,956
     2002........................................        1,311
     2003........................................          745
     2004........................................          490
     2005........................................          228
     Thereafter..................................          681
                                                         -----
     Total.......................................        5,411
                                                         =====


15.  STOCK OPTION PLANS

     On February 22, 1999, the Company adopted a stock option plan for the benefit of all its employees and the employees of its subsidiaries (the "1999 Universal Stock Option Plan") and a stock option plan for its executive officers and the executive officers of the subsidiaries (the "1999 Executive Stock Option Plan"). The two stock option plans provide for the issuance of stock options allowing eligible employees and executive officers to acquire shares. The Company has been authorized to issue a total of 1,000,000 shares including 300,000 shares under the 1999 Universal Stock Option Plan and 700,000 shares under the 1999 Executive Stock Option Plan.

     The options granted in 1999 and 2000 under both the Universal Stock Option Plan and the Executive Stock Option Plan vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant and expire on the fifth anniversary of the grant. If the participant's employment agreement terminates before the options vest in full, the participant's options will be vested only in the portions of options computed by multiplying 1/36 times the number of full months of employment between the date of the option grant and the date of termination. Each option is exercisable only if the average daily closing price of the shares, calculated as the average over the five consecutive trading days on the Frankfurt Stock Exchange immediately prior to the first option exercise, equals at least 120% of the respective exercise price of the option.

     In July 2000, the Company created two new stock option plans, the 2000 Universal Stock Option Plan with 150,000 options and the 2000 Executive Stock Option Plan with 350,000 options. The Company may not grant options under the 2000 plans until all the options under the 1999 plans have been granted.

     Stock option activity to date is as follows:


                                                                                  WEIGHTED      WEIGHTED AVERAGE
                                                                                  AVERAGE        FAIR VALUE OF
                                                                                  EXERCISE      OPTIONS GRANTED
                                                                    NUMBER OF      PRICE        DURING THE YEAR
                                                                     SHARES      (IN(EURO))       (IN(EURO))
                                                                   ------------ ------------- -------------------
     Outstanding at December 31, 1998............................           --           --
     Granted.....................................................      913,428         31.02         12.74
     Exercised...................................................           --           --
     Expired.....................................................           --           --
     Forfeited...................................................      154,931         29.00
                                                                       -------
     Outstanding at December 31, 1999............................      758,497         31.44
     Granted.....................................................      121,000         53.81         23.25
     Exercised...................................................           --           --
     Expired.....................................................           --           --
     Forfeited...................................................       25,813         38.85
                                                                        ------
     Outstanding at December 31, 2000............................      853,684         34.38
     Options exercisable at December 31, 1999....................           --           --

     For the options outstanding at December 31, 2000, the range of exercise price is from (euro)29.00 to (euro)81.87 and the weighted average remaining contractual life is 1.4 years.

     Compensation expense totaled (euro)2,757,000 and (euro)3,558,000 relating to the options issued in 1999 and 2000 respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

                                                                              1999             2000
                                                                             ------           ------
     Risk free rate of interest............................................ 3.2-4.6%         4.6-5.1%
     Expected dividend yield...............................................     0.0%             0.0%
     Expected life.........................................................     3.0 Years        3.0 Years
     Expected volatility...................................................    58.0%            58.0%

16.  CONTINGENCIES

     LEGAL PROCEEDINGS


       LITIGATION RELATING TO OPERATIONS OF SUWEDA PRIOR TO MERGER

       As a result of the merger between KabelMedia and Suweda in December 1998, the Company succeeded to certain litigation against Suweda or its affiliates. In order to allocate the risks related to this litigation, KabelMedia and Wolfgang and Ludwig Preuss, two major shareholders of Suweda, entered into an indemnity agreement under which Wolfgang and Ludwig Preuss, jointly and severally, agreed to indemnify KabelMedia, the Company and its successors, until November 20, 2003, from any claim and damages arising out of or in connection with civil or criminal litigation or proceedings arising out of events relating to Suweda prior to our merger with it, whether brought against the Company or its affiliates, its officers or former officers, or KabelMedia in its capacity as Suweda's successor, including certain ongoing litigation.

       All litigation risks vis-a-vis manufacturers or users arising from the planning, manufacturing, operation and distribution of broadband cable networks, and all litigation risks arising in the ordinary course of business and which do not exceed approximately (euro)13,000 individually or approximately (euro)511,000 in the aggregate, are excluded from this indemnification. In the event the total claims exceed (euro)511,000, the liability under the indemnity agreement will be limited to the amount of such excess. The Company has the right to manage any litigation but Wolfgang and Ludwig Preuss have the right to object to the settlement of any claim. The agreement provides that any dispute between the Company and Wolfgang and Ludwig Preuss regarding such settlement will be determined by an independent lawyer.

       There is currently one ongoing civil proceeding covered by the indemnity agreement. This litigation was instituted by the East German Privatization Agency (Bundesanstalt fur Vereinigungsbedingte Sonderaufgaben, or BVS) against Suweda and arose from Suweda's purchase of Brandenburgische Bau AG, or BBAG. BVS sued Suweda for payment of (euro)7,465,000 for breach of contract. BVS alleged that Suweda, by reducing the workforce of BBAG, had acted in breach of contract. The district court in Berlin dismissed the claim for payment. In November 1998, BVS appealed this decision, reducing its claim to (euro)6,851,000. The Company has rescinded a settlement which was reached at a first court hearing on November 1, 2000, pursuant to which it would have had to pay (euro)3,553,000 to BVS. The superior court of Berlin has scheduled the next hearing for June 2001. There is a risk that BVS will increase its claim to the original amount.

       LITIGATION WITH HOUSING ASSOCIATIONS

       During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with the Company, brought a civil action seeking to limit the Company's ability to increase the subscriber fees charged by the Company to tenants of the housing association without the prior consent of the housing association. Subsequently, Chemnitzer Siedlungsgemeinschaft e.G., another housing association in Chemnitz which is party to a concession agreement with the Company containing a similar clause, joined this civil action on the plaintiffs side. The Company serves 30,000 and 4,000 subscribers under these concession agreements.

       In October 1998, the court of first instance hearing the claim against the Company in Chemnitz held in favor of GGG. The Company appealed the decision of the Chemnitz court to the superior court (Oberlandesgericht) in Dresden. In these appeal proceedings, two more housing associations, also joined this civil action on GGG's side. The superior court in Dresden dismissed the Company's appeal. The Company then appealed this judgment to the federal civil court (Bundesgerichtshof) in the spring of 1999. Even though the Company believes that eventually it will prevail in these proceedings, since January 1, 1999 the Company has not recognized the revenue associated with the rate increase in question. The court hearing before the federal civil court was scheduled for March 6, 2001, and on that date the federal civil court held that the decision of the superior court in Dresden is reversed and the action brought against the Company before the Chemnitz courts was dismissed. The Company is awaiting the opinion of the federal civil court in this case before ascertaining the impact of this decision on our business.

       In December 1998, GGG gave notice of termination of the concession agreement with effect from December 31, 1999, approximately 12 years prior to the end of its term. The bases asserted for this early termination were an alleged breach of the concession agreement when the Company increased prices without the consent of GGG, as well as the action which was the subject matter of the lawsuit now pending before the federal civil court referred to above; and an allegation that because the concession agreement contains standard non-negotiated terms and the duration of the contract is 20 years, it is terminable at any time by either party. The Company rejected the early termination and GGG sought judicial confirmation of the early termination, filing another civil action against us to this end with the regional court (Landgericht) in Chemnitz. On January 17, 2000, this court dismissed the action. In February 2000, GGG appealed the decision to the superior court in Dresden. The regional court has stayed the proceedings until the federal civil court has rendered its decision in the case now pending before that court, referred to in the previous paragraph. The Company believes that it eventually prevail in this matter.

       In October 1999, Wohnungsbaugenossenschaft Wendenschloss e.G., through which the Company serves 1,365 subscribers, has applied to the regional court (Landgericht) in Berlin for a judgment permitting the early termination of its concession agreement. The court has held that the concession agreement is terminable after 12 years. The Company has appealed the decision to the court of appeal (Kammergericht) in Berlin and a hearing has been scheduled for July 2, 2002.

       PROGRAMMING LITIGATION WITH HOUSING AUTHORITIES AND WITH PROGRAM
     PROVIDERS

       In early September 2000, the Company, through its subsidiary PrimaCom Region Leipzig GmbH & Co KG, conducted a test launch of its digital television product in Leipzig and chose the premises of Wohnungsbaugenossenschaft Leipzig e.G., a local housing association in Leipzig, as a test area. On October 18, 2000, the district court in Leipzig issued an injunction on application of Wohnungsbaugenossenschaft Leipzig e.G., which precluded us from (1) reducing our previous offering of analog television channels and (2) offering digital television to subscribers on the premises of Wohnungsbaugenossenschaft Leipzig e.G. The court held that the Company had violated the terms of the concession agreement by reducing its analog television offering and by introducing digital television without obtaining the prior approval of the housing association. After the injunction was issued, the Company restored its analog television offering and entered into negotiations with Wohnungsbaugenossenschaft Leipzig e.G. in an effort to jointly revise the concession agreement to allow for the introduction of digital television in premises owned by the housing association. The Company has also appealed the decision of the district court to the superior court (Oberlandesgericht) in Dresden and a first hearing has been scheduled for April 5, 2001.

     In November and December 2000, several German program providers (Kabel 1, SAT 1, Pro 7, DSF, tm 3, N 24, RTL 2, Super RTL, and Vox) obtained injunctions from the district court in Leipzig precluding the Company from carrying the programs provided by Kabel 1, Pro 7, DSF, tm 3, N 24 on our cable networks solely in digital format, and from carrying programs provided by RTL2, Super RTL and Vox in digital format in return for the payment of subscriber fees without the consent of these program providers. The Company has restored its analog television offering and is validly operating under the injunctions. The Company commenced negotiations with these programmers and reached an agreement with RTL 2, Super RTL and Vox on February 1, 2001, and with tm 3 on February 23, 2001. Both agreements provide that the Company will continue to carry the programs of RTL and tm 3 in analog and digital format and the Company will neither pay nor receive payment for this programming. The agreements further provide that the Company will work with the other parties toward a definitive programming agreement and that in the event any fees are to be paid under that agreement, the payment will be retroactive to January 1, 2001. The Company is also engaged in negotiations with Kabel 1, Pro 7, DSF and N24, which are all seeking judicial confirmation to prevent us from offering their programs in either analog and digital formatting. The first court hearing for DSF was on February 27, 2001. The district court in Leipzig will announce its decision on March 30, 2001. The Company believes that it may lose these proceedings and be prohibited from broadcasting the DSF channel in digital format. The Company plans to appeal any adverse decision in this matter.

     Various additional legal matters are pending against the Company. In the opinion of management, the ultimate resolution of such legal proceedings and claims, including the matters described above, will not have a material effect on the consolidated financial position or results of the Company.

17.  SHAREHOLDERS' EQUITY

     The Company is incorporated as an Aktiengesellschaft (hereafter "AG") under German law. Registered capital of an AG is in the form of shares and represents negotiable securities. The minimum capital requirement for an AG is (euro)50,000. The Company has authorized 30,128,552 shares. The Company has issued 19,786,052 ordinary bearer shares with a pro rata share in the registered capital of (euro)2.56 per share. Each ordinary bearer share is entitled to one vote.

     On February 23, 1999, the Company concluded the initial public offering of 3,945,710 of its shares at an offering price of (euro)29.00 per share and $16.27 per American Depositary Share ("ADS"). The Company realized net proceeds of approximately (euro)103,425,000 from the offering. Subsequent to the offering, the Company's shares commenced trading on the Neuer Markt, a market segment of the Frankfurt Stock Exchange, under the symbol PRC and the Company's American Depositary Shares ("ADS"), each representing one-half of a share, commenced trading on the Nasdaq National Market under the symbol PCAG.

     Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory unconsolidated accounts. Such amounts differ from the total of shareholders' deficiency as shown in the consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2000, the Company's German statutory accounts reflect no retained earnings available for distribution.

18.  EARNINGS (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings (loss) per share:


                                                                                   YEARS ENDED DECEMBER 31,
                                                                             -------------------------------------
                                                                               1998            1999          2000
                                                                               ----            ----          ----

     Numerator:
        Numerator  for  basic  and  diluted  earnings  per  share-- income
          (loss) from continuing operations ((euro)in thousands)............      3,432      (29,252)       (56,144)
     Denominator:
        Denominator  for basic and diluted  earnings  per share-- weighted
          average shares.................................................... 15,782,842   19,155,613     19,726,195
                                                                             ----------   ----------     ----------
     Basic and diluted earnings (loss) from continuing operations per
     share ((euro)).......................................................         0.22        (1.53)         (2.85)
                                                                             ==========   ==========     ==========

     The effects of the stock options are anti-dilutive.

19.  SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment. The Company operates in one business segment and through the 2000 acquisition of Multikabel commenced operations in the Netherlands in addition to existing operations in Germany.

     The following table sets forth sales and long-lived assets based on geographic areas:

                                                                     2000
                                                                    ------
                                                                  ((EURO) IN
                                                                   THOUSANDS)
     Sales:
     Germany.................................................       115,504
     Netherlands.............................................         8,839
                                                                    -------
     TOTAL SALES-NET.........................................       124,343
                                                                    =======
     Long-lived assets:
     Germany.................................................       603,692
     Netherlands.............................................       369,710
                                                                    -------
     TOTAL LONG-LIVED ASSETS-NET.............................       973,402
                                                                    =======


20.  SUBSEQUENT EVENTS

     On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH ("GGA") for total consideration of approximately (euro)2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 customers at the time of the acquisition.

     On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirschheimbolanden ("TKK") for total consideration of approximately
     (euro)1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 customers at the time of the acquisition.

     On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Tele- Kommunikationsgesellschaft mbH Eisenhuettenstadt, ("TKE") for total consideration of approximately (euro)26,000. The municipal supervisory office of Eisenhuettenstadt still needs to give its approval to the transaction. The Company has the right to acquire the remaining 49% of the shares for (euro)7,414,000 in 2002. The seller has the right to put the remaining 49% to PrimaCom for the same amount. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

     On March 29, 2001, the Company entered into an agreement with United Pan-Europe Communications N.V. ("UPC") its largest shareholder to combine their German cable businesses. Under the terms of the agreement, the Company will combine with UPC's German subsidiary EWT/tss, which has approximately 570,000 cable television subscribers, UPC will assign its option to acquire potentially 230,000 additional cable television subscribers from Deutsche Bank and will contribute its subsidiary B.V. Holding CAI located in Alkmaar, the Netherlands, which has approximately 42,000 subscribers. This agreement is subject to a number of conditions including shareholder approval.

ITEM 19. EXHIBITS

Exhibit
Number     Description of Exhibit
------     ----------------------
3.1*       English translation of the Articles of Association
3.2*       Standing Orders for the Management Board
3.3*       Rules for Procedure of the Supervisory Board
4.1        Senior working capital credit agreement dated as of September 18,
           2000
4.2        Contingent value right agreement dated as of September 18, 2000
4.3        Contingent value right escrow agreement dated September 18, 2000
4.4        Revolving loan and letter of credit facility dated September 18, 2000
8.1        List of subsidiaries

* Incorporated by reference to the Registration Statement on Form F-1 (Registration Number 333-9854) first filed on January 29, 1999

                                   SIGNATURES

            The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                           PRIMACOM AG

                                           /s/ Paul Thomason
                                           -------------------------------------
                                           Name: Paul Thomason
                                           Title: Member of the management board

                                           /s/ Hans Wolfert
                                           -------------------------------------
                                           Name: Hans Wolfert
                                           Title: Member of the management board

Date: March 30, 2001

Exhibit
Number      Description of Exhibit
------      ----------------------
3.1*        English translation of the Articles of Association
3.2*        Standing Orders for the Management Board
3.3*        Rules for Procedure of the Supervisory Board
4.1         Senior working capital credit agreement dated as of September 18,
            2000
4.2         Contingent value right agreement dated as of September 18, 2000
4.3         Contingent value right escrow agreement dated September 18, 2000
4.4         Revolving loan and letter of credit facility dated September 18,
            2000
8.1         List of subsidiaries

* Incorporated by reference to the Registration Statement on Form F-1 (Registration Number 333-9854) first filed on January 29, 1999