Form 20-F
period 2001-12-31
PRIMACOM AG
filed 2002-03-28
CIK 1077945

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)
    / / REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

    /X/ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
          FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                       OR

    / / TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
          FOR SUCH TRANSITION PERIOD FROM _______ TO _______

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

                                                  Yes /X/       No / /

Indicate by check mark which financial statement item the registrant has elected to follow:

                                                  Item 17 / /   Item 18 /X/

                                TABLE OF CONTENTS

PART I.......................................................................1

     ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS..........1
     ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE........................1
     ITEM 3.  KEY INFORMATION................................................1
     ITEM 4.  INFORMATION ON THE COMPANY....................................15
     ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS..................48
     ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES....................63
     ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.............69
     ITEM 8.  FINANCIAL INFORMATION.........................................71
     ITEM 9.  THE OFFER AND LISTING.........................................71
     ITEM 10. ADDITIONAL INFORMATION........................................73
     ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK....81
     ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........82

PART II.....................................................................82

     ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............82
     ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES
              HOLDERS AND USE OF PROCEEDS...................................82
     ITEM 15. [RESERVED]....................................................82
     ITEM 16. [RESERVED]....................................................82

PART III....................................................................82

     ITEM 17. FINANCIAL STATEMENTS..........................................82
     ITEM 18. FINANCIAL STATEMENTS..........................................83
     ITEM 19. EXHIBITS......................................................84

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

          These forward-looking statements are identified by their use of terms and phrases such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "predict", "project", "will" and similar terms and phrases, including references to assumptions. Most of these statements are contained in sections entitled "Item 3.D Risk Factors", "Item 3.A Selected Financial Data", "Item 4.B Business Overview" and "Item 5. Operating and Financial Review and Prospects" and other sections of this annual report.

          These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this annual report. Many of the factors that will determine these results, performance and achievements are beyond our control. Such factors, among others, include:

          - the speed and cost at which we are able to implement our cable television network upgrades and build broadband networks and the response from our subscribers to the new services and products offered to them on our broadband networks,

          - our ability to extend our contracts with housing associations in Germany under commercially acceptable terms,

          -    our ability to secure adequate financing,

          -    changes in technology,

          - changes in the competitive environment for cable television network and broadband network operators,

          - changes in governmental regulation of the German, Dutch and European Union telecommunications markets,

          - our ability to successfully integrate the operations of the cable operators we acquire, and

          - our ability to manage our networks in regions where we have not operated in the past.

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

          A.   SELECTED FINANCIAL DATA

          The selected consolidated statements of operations and cash flow data set forth below for the years ended December 31, 1999, 2000 and 2001 and the selected consolidated balance sheet data set forth below as of December 31, 1999, 2000 and 2001 have been derived from our consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") and audited by Ernst & Young, independent auditors. The selected consolidated statements of operations and cash flow data set forth below for the years ended December 31, 1997 and 1998 and the consolidated balance sheet data set forth below as at December 31, 1997 and 1998 have been derived from the financial statements of Suweda Elektronische Medien- und Kabelkommunikations AG, the accounting acquirer in the merger referred to in the next paragraph, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young.

          We commenced operations as a combined entity under the name PrimaCom AG following the merger of KabelMedia Holding AG ("KabelMedia") and Suweda, two similarly sized German cable television operators, on December 30, 1998. In this merger, shares of KabelMedia were issued to the shareholders of Suweda as consideration in the merger and KabelMedia was the surviving corporate entity, which then changed its name to PrimaCom AG. For purposes of U.S. GAAP, the merger was accounted for under the purchase method as a reverse acquisition of KabelMedia by Suweda and Suweda was treated as the accounting acquirer. As a result, Suweda's historical financial statements for periods prior to the merger are treated as our historical financial statements. The selected consolidated data presented below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

          Our consolidated financial statements for 1997 and 1998 were prepared using the Deutsche Mark and have been restated in Euro using the Council of the European Union's official fixed conversion rate between the Euro and the Deutsche Mark of DM1.95583 per EURO 1.00. The Deutsche Mark and the Euro had legal tender status through a transition period which ended February 28, 2002. Our consolidated financial statements for 1999, 2000 and 2001 were originally prepared in Euro. The selected consolidated financial data is not comparable to financial data of other companies that report in Euros and that restate amounts from currencies other than the Deutsche Mark.

                                                                           YEAR ENDED DECEMBER 31,
                                                     ------------------------------------------------------------------
                                                      1997           1998           1999           2000           2001
                                                     ------         ------        -------        -------        -------
STATEMENT OF OPERATIONS DATA                                  (EURO '000 EXCEPT PER SHARE AND OPERATIONS DATA)
Revenues .....................................       42,847         49,339        105,949        124,343        165,496
Operating costs and expenses:
 Operations ..................................       10,238         13,062         24,543         30,794         44,195
 Selling, general and administrative .........        8,168          6,271         18,590         27,981         37,630
 Corporate overhead ..........................           --          1,278         12,413         17,219         14,929
 Depreciation and amortization ...............       13,564         16,072         61,277         75,530        118,360
                                                     ------         ------        -------        -------        -------
  Total ......................................       31,970         36,683        116,823        151,524        215,114
                                                     ------         ------        -------        -------        -------
Operating profit (loss) ......................       10,877         12,656        (10,874)       (27,181)       (49,618)
Interest expense:
 Related party ...............................          288             11             --             --             --
 Bank debt ...................................        2,618          2,550          9,995         24,629         61,445
 Sale-leaseback ..............................        5,085          5,301          2,115          1,544          1,323
 Senior notes ................................           --             --          3,764             --             --
                                                     ------         ------        -------        -------        -------
  Total ......................................        7,991          7,862         15,874         26,173         62,768
Other income (expense) .......................       12,055           (232)          (767)         1,690         (5,649)
                                                     ------         ------        -------        -------        -------
Income (loss) from continuing operations
  before income taxes and other items ........       14,941          4,562        (27,515)       (51,664)      (118,035)
Income tax (expense) benefit .................       (2,268)          (827)        (1,667)        (4,258)        15,381
                                                     ------         ------        -------        -------        -------
Income (loss) from continuing operations
  before minority interest and equity
  earning ....................................       12,673          3,735        (29,182)       (55,922)      (102,654)

Minority interest in net income of
 subsidiaries ................................       (2,767)          (303)           (70)           (94)           (88)
Equity loss in affiliate .....................           --             --             --           (128)          (420)
                                                    -------      ---------      ---------      ---------      ---------
Income (loss) from continuing operations .....        9,906          3,432        (29,252)       (56,144)      (103,162)
Loss from discontinued operations, net of
 income tax benefit ..........................       (6,977)        (2,922)            --             --             --
Extraordinary loss, net of income tax ........           --             --             --         (8,180)            --
Cumulative effect of change in accounting
 principle ...................................           --             --             --             --           (946)
                                                    -------      ---------      ---------      ---------      ---------
Net income (loss) ............................        2,929            510        (29,252)       (64,324)      (104,108)
                                                    =======      =========      =========      =========      =========
NET INCOME (LOSS) PER SHARE
Basic and diluted:
Continuing operations ........................        49.53           0.22          (1.53)         (2.85)         (5.21)
Net income (loss) ............................       (14.65)          0.03          (1.53)         (3.26)         (5.26)
BALANCE SHEET DATA (AT PERIOD END)
Total assets .................................      132,500        609,229        586,636      1,077,845      1,081,565
Total debt ...................................      147,863        332,800        224,762        754,333        852,660
Total liabilities ............................      158,160        368,757        257,961        808,463        911,373
Shareholders' equity (deficiency) ............      (31,748)       240,031        328,590        269,184        169,992
CASH FLOW DATA
Net cash provided by (used in) operating
 activities ..................................       (3,121)        28,565         44,214         11,685         15,321
Net cash provided by (used in) investing
 activities ..................................       15,972          8,451        (47,858)      (387,759)       (80,552)
Net cash provided by (used in) financing
 activities ..................................       (3,309)       (39,706)         4,164        372,350         63,521
Capital expenditures (excluding
 acquisitions) ...............................            5          3,110         31,704         99,817         68,636
OPERATIONS DATA
 Homes passed(1) .............................      612,590      1,335,052      1,422,826      1,916,870      1,964,868
Ready for service homes(2) ...................           --             --         30,456        412,538        440,883
Number of television subscribers .............      329,010        877,152        919,641      1,299,926      1,304,494
Number of Internet subscribers(3) ............           --             --            150         20,489         34,078
Number of digital television subscribers .....           --             --             --          4,570         11,875
Total revenue generating units ...............      329,000        877,152        919,791      1,325,185      1,351,235
Analog Video penetration(4) ..................         61.2%          65.7%          64.6%          67.8%          66.4%
Internet penetration(5) ......................           --             --            0.5%           3.9%           7.0%
Digital penetration(6) .......................           --             --             --            1.1%           2.7%
Average monthly revenue per subscriber(7) ....        10.84          11.41           9.46           9.60           9.46
EBITDA (EURO '000) (8) .......................       24,441         28,728         50,403         48,349         68,742
EBITDA margin(9) .............................         57.0%          58.2%          47.6%          38.9%          41.5%
Adjusted EBITDA (EURO '000) (10) .............       24,441         28,728         53,160         51,907         72,595
Adjusted EBITDA margin (11) ..................         57.0%          58.2%          50.2%          41.8%          43.9%

(1) At end of the period. In 2001, 1,404,049 homes were passed by coaxial backbone and approximately 560,819 were homes passed by fiber optic cable networks.
(2)  Upgraded from the fiber node to the home (862 MHz and two-way capable).
(3) Includes 4,240 dial-up customers at December 31, 2000 and 3,203 dial-up customers at December 31, 2001.
(4)  Analog television subscribers as a percentage of homes passed.
(5)  High-speed Internet subscribers as a percentage of ready for service homes.
(6)  Number of digital subscribers as a percentage of ready for service homes.
(7) Historical average monthly revenue per subscriber equals (a) the quotient of revenues for the period divided by the number of months in the period, divided by (b) the average monthly number of subscribers for such period.
(8) We define EBITDA as earnings (loss) before discontinued operations, equity earnings (loss) in affiliates, extraordinary items, cumulative effect of change in accounting principle, minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. Other participants in the cable television and broadband industries also use EBITDA, defined in a similar but often not exactly comparable manner, as a measure of performance. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because it is the most commonly used measure to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.
(9)  EBITDA margin is EBITDA divided by revenues.

(10) Adjusted EBITDA represents our EBITDA adjusted to add back non-cash compensation expenses related to share options of approximately
     EURO 3,853,000 in the year ended December 31, 2001, approximately
     EURO 3,558,000 in the year ended December 31, 2000 and approximately
     EURO 2,757,000 in the year ended December 31, 1999. For more information about these adjustments, see "Item 5. Operating and Financial Review and Prospects--Corporate Overhead". Other cable television and broadband companies may also measure performance with reference to adjusted EBITDA, but the nature of the adjustments made by these companies may differ from those made by us, making analysis and comparison of these measures difficult.
(11) Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

          EXCHANGE RATE INFORMATION

          Effective January 1, 1999, Germany and ten other members of the European Union introduced the Euro as their official currency and established fixed conversion rates between their existing sovereign currencies and the Euro. Currency exchanges traded the Euro beginning January 4, 1999. Beginning on January 1, 2002, the Euro became the official currency of all member countries. There was a transition period which ended February 28, 2002 during which the Deutsche Mark was used alongside the Euro.

          The table below sets forth, for the periods and dates indicated, information concerning the exchange rate for the U.S. dollar against the Euro, based on the noon buying rate and expressed in U.S. dollar per Euro. Since the Euro did not exist during all years listed in the table below, a portion of the information stated has been derived from the noon buying rate in The City of New York for cable transfers in the Deutsche Mark, as certified for customs purposes by the Federal Reserve Bank of New York, expressed as DM per U.S. dollar and converted to Euro at the fixed exchange rate between the Euro and the Deutsche Mark of DM1.95583 per EURO 1.00.

                                                  U.S. DOLLAR PER EURO
                                -------------------------------------------------------
                                PERIOD-END      AVERAGE
CALENDAR YEAR                      RATE          RATE(1)         HIGH            LOW
-------------                   ----------     ----------     ----------     ----------
1997 ..........................   0.9199         0.8894         0.9617         0.7881
1998 ..........................   0.8523         0.8979         0.9466         0.8199
1999 ..........................   0.9930         0.9445         0.9984         0.8466
2000 ..........................   1.0652         1.0881         1.2092         0.9676
2001 ..........................   0.8901         0.8993         0.9535         0.8370

----------

(1) The average of the noon buying rate on the last business day of each month during the year.

          The following table sets forth, for the period indicated, information concerning the noon buying rate of U.S. dollar per Euro.

                                                    U.S. DOLLAR PER EURO
                                             ---------------------------------
                                             PERIOD-END
MONTH                                          RATE         HIGH         LOW
-----                                        ----------  ----------   ---------
September 2001 ..........................     0.9099       0.9310       0.8868
October 2001 ............................     0.8993       0.9181       0.8893
November 2001 ...........................     0.8958       0.9044       0.8770
December 2001 ...........................     0.8901       0.9044       0.8773
January 2002 ............................     0.8594       0.9031       0.8594
February 2002 ...........................     0.8658       0.8778       0.8613
March 2002 (through March 22) ...........     0.8791       0.8836       0.8652

          On March 22, 2002, the noon buying rate of U.S. dollar per Euro was $0.8791 = EURO 1.00.

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

          C.   REASONS FOR OFFER AND USE OF PROCEEDS

          Not applicable.

          D.   RISK FACTORS

          RISK ASSOCIATED WITH OUR BUSINESS

          WE EXPECT TO INCUR INCREASING NET LOSSES IN THE NEAR TERM, AND THE VALUE OF OUR BUSINESS AND OUR SECURITIES WILL LIKELY DECLINE IF WE ARE UNABLE TO GENERATE NET PROFITS IN THE FUTURE

          We incurred net losses of approximately EURO 104,108,000 in the year ended December 31, 2001. We expect to continue to incur net losses in the near term. As part of our strategy to generate net profits, we intend to continue to upgrade our networks on a very selective basis and develop new products including broadband services, which will give rise to additional capital expenditure and increase our already substantial interest expense. This planned selective upgrading and our product development efforts will allow us to provide value-added services, which we believe will increase our revenues per subscriber in the future. At the same time, we will seek to reduce operating expenses, including reducing signal delivery fees by installing our own head-ends. See "Item 5. Operating and Financial Review and Prospects" and "Item 4. Information on the Company--Business--Strategy". However, we cannot assure you that this strategy will be successful or that we will be able to generate net profits in the future. Our inability to generate net profits in the future may have a significant negative impact on the value of our business and securities.

          OUR SUBSTANTIAL LEVERAGE COULD LIMIT OUR ABILITY TO OBTAIN ADDITIONAL FINANCING AND COULD MAKE US MORE VULNERABLE TO AN ECONOMIC DOWNTURN

          As of December 31, 2001, we had a debt to equity ratio of approximately 4.9:1. You should be aware that our degree of leverage could have important consequences to shareholders. For example, the degree of leverage could limit our ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions, product development or other general corporate purposes, making us more vulnerable to a downturn in business or the economy generally. The significant reduction in the market values of the securities of companies in the telecommunications and media sectors has generally reduced the access of participants in these sectors to the capital markets and the number of financial institutions willing to provide credit facilities to participants in those sectors and the amount of credit the remaining institutions are willing to extend. These developments have directly affected us and substantially increased the risks associated with our substantial current leverage.

          WE MAY NOT BE ABLE TO GENERATE SUFFICIENT CASH FROM OPERATIONS TO FUND OUR PLANNED SELECTIVE CAPITAL EXPENDITURES, OPERATING EXPENSES AND DEBT REPAYMENT OBLIGATIONS

          As of December 31, 2001, we had approximately EURO 852,660,000 in bank and other debt outstanding and approximately EURO 169,992,000 in shareholders' equity. A significant portion of our cash flow from operations will be dedicated to servicing this debt, which will limit our cash flow that may be used for planned selective capital expenditures and possible acquisitions. If our actual results of operations deviate from our business plan, we may be forced to:

          -    reduce or delay capital expenditures;

          -    sell assets on terms that would otherwise be unacceptable to us;
               or

          -    forgo business opportunities.

          Any of these actions could prevent us from obtaining some or all of the benefits expected from our business strategy.

          In addition, we may not be able to refinance existing debt (which in virtually all cases requires substantial principal payments at maturity) and, if we can, the terms of such refinancing might not be as favorable as the terms of existing indebtedness. If principal payments due at maturity cannot be refinanced, extended or paid with proceeds of other capital transactions such as new equity capital, our cash flow may not be sufficient to repay maturing debt. If we are unsuccessful in this regard, we could be declared in default of our loan obligations, in which case our debts under these instruments could become payable prior to their scheduled payment date. Additionally, our convertible second secured term loan facility includes a conversion right after December 31, 2004 into shares of our subsidiary PrimaCom Management GmbH, which in turn owns, directly or indirectly, all of our other operating subsidiaries or partnerships. Accordingly, if our convertible second secured term loan facility cannot be refinanced by that date, any conversion could result in substantial dilution of the indirect equity interests of our existing shareholders in our operating subsidiaries and partnerships. See "Item 5. Operating and Financial Review and Prospectus--Liquidity and Capital Resources."

          OUR DEBT INSTRUMENTS CONTAIN RESTRICTIVE COVENANTS WHICH MAY BE BREACHED IF AMENDMENTS TO THOSE INSTRUMENTS ARE NOT APPROVED BY OUR SHAREHOLDERS AND WHICH MAY POSE POTENTIAL FINANCIAL AND OPERATING PROBLEMS

          Our operating and financial flexibility and liquidity will be limited by restrictions imposed by our existing debt instruments. These contain financial and operating covenants including, among other things, maintenance of identified financial ratios, as well as limitations on our ability to sell all or substantially all of our assets and engage in mergers, consolidations and other acquisitions. If we fail to comply with the covenants and other provisions of these debt instruments, our debts under these instruments could become payable prior to their scheduled payment date.

          We have agreed to amendments to our debt instruments with our lenders, certain terms of which must be approved by our shareholders at a meeting we intend to convene in June, 2002. If these amendments are not approved by the vote of 75% of the shareholders represented at that meeting, our amended loan facilities will revert to their terms prior to amendment, which would include in respect of our EURO 375,000,000 working capital facility total interest of 18%, of which 16% is a cash coupon. The amendments to our loan facilities provide the lenders under our EURO 375,000,000 convertible second senior term loan facility (which replaces our working capital facility) with conversion rights exercisable after December 31, 2004, provided we have not previously refinanced that facility amount, pursuant to which they could acquire up to 65% of the shares of PrimaCom Management. In part because of the significant dilution of the indirect equity interests of our existing shareholders in our operating subsidiaries and partnerships, which could result from any such conversion, an affirmative vote of the requisite majority of our shareholders to the amendments to our loan facilities cannot be assured.

          Payment of interest at the rate required by the original terms of our loan facilities will most likely result in a breach of financial covenants in those facilities and, unless that breach were waived by the lenders or we were able to agree other amendments with our lenders, our payment obligations under those loan facilities could be accelerated and become immediately payable. In the event of such an acceleration, we would be forced to seek to refinance our indebtedness, which we believe would be extremely difficult to achieve in light of the restricted access to capital which we and other participants in our industry sectors currently face and which we expect to continue to face in the short to medium term. If our indebtedness were accelerated and we were not able to refinance, we would be forced to seek protection under applicable insolvency laws.

          The agreements governing our existing debt also limit, but do not prohibit, our ability to incur additional indebtedness. We anticipate that we will incur additional debt in the future. For example, provided we meet all conditions, we may incur up to EURO 625,000,000 in debt under our senior secured credit facility and our current outstanding debt under that facility is approximately EURO 375,000,000. Any new debt that we add to our current debt levels would increase the risks described above.

          WE MAY REQUIRE ADDITIONAL FINANCING IN THE FUTURE, WHICH MAY BE DIFFICULT TO OBTAIN ON ACCEPTABLE TERMS

          We may require additional capital to achieve our business strategy and sustain our growth. We cannot offer any assurances that our existing and anticipated sources of capital will be sufficient for our needs, or that we will be able to access additional capital if needed. The proceeds of any issuance of equity or any occurrence of additional indebtedness (other than borrowings under our senior secured credit facility) must be used to prepay our convertible second secured term loan facility, which significantly limits our ability to finance our business plans. Our future capital requirements will depend on the revenue we generate, acquisitions we make, competitive conditions in our industry, regulatory and technological developments and equipment costs and other costs associated with the deployment of our upgraded broadband networks. In particular, the actual amounts and timing of our capital requirements may vary significantly from our estimates. For example, we may need to seek additional capital sooner than we expect if:

          - we are unable to achieve a sufficient subscriber base and market penetration for broadband services within our projected timeframe;

          - our development plans (in particular our selective cable network upgrade and expansion plans) change or our projections concerning supply, demand, prices, customer preferences, technological or regulatory developments or the cost of pursuing strategic opportunities prove to be inaccurate with respect to amounts, rates or timing;

          - delays or cost overruns occur in the construction, testing or activation of our cable networks; or

          - we are unable to implement or renegotiate concession agreements in Germany as we selectively expand or upgrade our cable networks.

          We may not be able to obtain additional capital with terms that are favorable or acceptable to us. In addition, we will be limited by our current financing arrangements which contain covenants that restrict, among other things, our ability to incur additional debt. Any failure by us to raise capital would require us to delay or abandon some or all of our plans, which could restrict our business plans and ability to pay interest and other amounts due on our debt.

          WE HAVE NO GOVERNMENTAL FRANCHISES AND PRIMARILY SERVE OUR SUBSCRIBERS THROUGH CONCESSION AGREEMENTS WITH HOUSING ASSOCIATIONS IN GERMANY, AND IF WE ARE UNABLE TO SUCCESSFULLY EXTEND THESE AGREEMENTS ON COMMERCIALLY REASONABLE TERMS, THIS FAILURE MAY NEGATIVELY IMPACT OUR BUSINESS

          Unlike the cable market in the United States, German governmental bodies do not grant franchise areas to cable operators. Instead, we serve our German subscribers primarily under concession contracts with housing associations that administer large housing blocks. We will face strong competition for these concessions, which must be periodically renewed. If we are unable to renew our concessions, or if housing associations are successful in terminating these contracts either upon or before their expiration, the decrease in subscribers could have a material negative impact on our operating results. For more information about these contracts with housing associations, see "Item
4. Information on the Company".

          Our Multikabel subsidiary in The Netherlands has been granted franchise areas under the former telecommunications regulations. However, the current regulations do not provide for exclusive franchise areas, and multiple parties may be authorized to build cable networks in the same area. Although this has not happened, we cannot assure you that multiple authorizations will not be granted in the future, pursuant to which competitive services may be offered in the areas in which we operate our network.

          OUR DEBT IS AT VARIABLE RATES OF INTEREST OR AT RATES OF CASH INTEREST WHICH INCREASE OVER TIME, SO THAT RISING INTEREST RATES COULD ADVERSELY AFFECT OUR CASH FLOW

          Our borrowings under our senior secured credit facility are at variable rates of interest. We currently have approximately EURO 478,000,000 in indebtedness with floating interest rates. We may also borrow additional money with variable interest rates in the future. Increases in interest rates would increase our interest expenses under these loans and the costs of refinancing existing indebtedness and of issuing new debt. Accordingly, higher interest rates would adversely affect cash flow and our ability to service our debt. Additionally, the cash coupon of interest under our convertible second secured term loan facility increases over time, which will also adversely affect cash flow and our ability to service our debt.

          WE FACE SIGNIFICANT CHALLENGES IN CONTINUING OUR ACQUISITIONS STRATEGY, PRINCIPALLY DUE TO OUR RESTRICTED ACCESS TO FINANCING AS A RESULT OF WHICH WE WILL HAVE A LIMITED ABILITY TO CREATE EFFICIENCIES OF SCALE THROUGH ACQUISITION, WITH THE RESULT THAT OUR GROWTH IS LIKELY TO BE LIMITED TO ORGANIC GROWTH IN EXISTING OR EXTENDED NETWORKS

          A key element of our growth strategy has been to acquire networks and, for some of our networks, to increase the number of subscribers we serve. We believe that implementing this strategy has enabled us to create efficiencies of scale, strengthen our brand name and increase our market power. We have only restricted access to financing to make acquisitions and cannot under our credit facilities acquire cable television networks for consideration of EURO 1,000,000 or more for a single transaction or EURO 3,000,000 or more for a series of related transactions without the prior approval of our lenders. Any refusal or delay by our lenders to give any consent we may request could result in us being unable to complete negotiated acquisitions. We may also encounter unanticipated difficulties which prevent us from acquiring networks. For instance, given the relatively small size of most cable networks in Germany, we may not be able to locate acquisition candidates that are either near our existing networks or are large enough to form the core of a new subscriber cluster of sufficient size. Even if we find suitable networks to acquire, we may be unable to satisfy closing conditions that sellers of networks may demand. There may also be significant legal and contractual issues in connection with acquisitions, such as change of control provisions in our licenses and agreements that could delay or prevent completion. As a result, it is unlikely that we will be able to continue our acquisitions strategy, so that our growth will be limited to obtaining new subscribers in our existing cable television and broadband networks, and any other cable and broadband networks we might construct, and increasing our average revenue per subscriber.

          WE DO NOT INTEND TO CONTINUE LARGE SCALE UPGRADING OF OUR NETWORKS IN GERMANY AND WE MAY ENCOUNTER LONGER-TERM COMPETITIVE DISADVANTAGE IF OUR COMPETITORS UPGRADE THEIR NETWORKS, WHICH WOULD NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE

          In order to begin offering additional value-added services, we began to upgrade our cable television networks to broadband networks in Germany on a large scale during 2000. Because of the financing constraints which now apply to us and other participents in the industrial sectors in which we operate, we do not intend in the near or medium term to continue to upgrade these cable networks, or to construct new broadband networks.

          To the extent that our competitors in Germany, some of whom have significantly greater financial resources than us, upgrade their networks or construct new broadband networks during this period, we could be at a competitive disadvantage in relation to the provision of higher-value broadband services.

          BECAUSE WE DEPEND ON THIRD PARTIES FOR SOME OF THE BROADBAND SERVICES WE OFFER, INCLUDING INTERNET AND ADVANCED DIGITAL TELEVISION SERVICES, WE MAY NOT BE ABLE TO OBTAIN THESE SERVICES ON REASONABLE TERMS

          Where we have upgraded our networks in Germany, we have begun to offer new broadband services. We do not produce or own all of our broadband services and we may be unable to obtain a sufficient number of those services on favorable terms. Our competitors hold exclusive rights to programming that we may wish to offer to our subscribers in the future and may limit the availability of programming to us. In addition, regulatory constraints may affect our ability to select programming we may want to provide. If we do not succeed in obtaining a sufficient number of these new services, either independently or with partners, on commercially reasonable terms, demand for our services would be reduced and our revenues would be limited.

          THE DIGITAL TELEVISION PRODUCT WE OFFER IN THE NETHERLANDS IS PROVIDED BY MEDIAKABEL, A PARTNERSHIP OF CABLE COMPANIES IN WHICH WE HAVE AN INTEREST. WE MAY NOT BE ABLE TO CONTINUE TO OBTAIN THIS PRODUCT IF ONE OR MORE OF THOSE PARTNERS FAILS TO COOPERATE IN THE OPERATION OF MEDIAKABEL

          We are currently dependent on Mediakabel for the provision of our branded digital television product in The Netherlands. Mediakabel is a consortium of cable companies in which we have a minority interest and in which UPC, our largest shareholder, has a significant interest. In the event one or more owners of Mediakabel fails to pay their operating and service contributions, we may be required to increase our contributions in order to ensure the continuation of the operations of Mediakabel. Alternatively, the current Mediakabel digital television product may be reduced to a smaller product offering, or we may be required to find an alternative source for our digital television product, potentially on short notice. In addition, if one or more of the owners fails to cooperate in the operation of Mediakabel or Mediakabel is otherwise unable to continue to provide us with our digital television product, we will also be required to find an alternative source for that product in The Netherlands. The current Mediakabel operating agreement expires in June 2002. We are examining the availability of alternative means of delivering digital television signal in The Netherlands in the event that we or any other owner in Mediakabel were to decide not to continue that consortium. There can be no assurance that, if required, any such alternative source could be identified in a timely fashion or at all. Accordingly, any loss of our digital television product may result in loss of revenue and subscribers in The Netherlands.

          WE FACE SIGNIFICANT CHALLENGES IN OPERATING BROADBAND NETWORKS IN GERMANY ONCE THEY ARE FULLY DEPLOYED, INCLUDING TECHNICAL PROBLEMS, NETWORK INTERRUPTIONS AND REGULATORY UNCERTAINTIES

          We began providing broadband services over our networks in Leipzig and in other portions of the Sachsen/Sachsen-Anhalt/Thuringen region in late 1999. We believe that our success in these regions and other areas in Germany where we selectively upgrade our networks will depend on our ability to operate, manage and maintain our broadband networks, to generate and maintain traffic on those networks, to attract and retain an efficient sales and marketing staff, to establish a customer service operation to assist our subscribers 24 hours per day and seven days per week. Our ability to meet these operating challenges is subject to a number of uncertainties, many of which are beyond our control, such as technical problems and regulatory uncertainties.

          In addition, our broadband cable networks are subject to interruptions from a number of causes which are outside of our control, such as:

          -    software and hardware damage;

          -    power loss;

          -    natural disaster;

          - action of broadcasters in allowing us to transmit their signals digitally;

          -    general transmission failure;

          -    the pricing of interconnection fees; and

          -    regulatory restraints.

          If we have prolonged or significant system failures or our subscribers have difficulties in accessing or maintaining connections to our broadband network, our relationship with our subscribers could be threatened, our reputation could be seriously damaged and we could experience subscriber attrition and financial losses.

          OUR BUSINESS PLAN ASSUMES INCREASING DEMAND FOR BANDWIDTH-INTENSIVE APPLICATIONS, AND IF THE DEMAND FOR THESE SERVICES DOES NOT INCREASE AS EXPECTED IT WOULD NEGATIVELY IMPACT OUR FINANCIAL PERFORMANCE

          Our business plan assumes that the use of Internet, e-commerce, data services, cable or Internet-based telephony services and other bandwidth-intensive applications will increase substantially in Germany and in The Netherlands in the next few years. We, also believe that there will be increasing demand for telephony services in the future. Based on this assumption, we have invested heavily in the past, but due to the financing constraints which we are subject to, we intend in the future to invest only selectively in Germany in upgrading our networks to enable them to support broadband services. However, if the use of bandwidth-intensive applications in those countries does not increase as anticipated, or develops more slowly than anticipated, then demand for many of our services will be lower than we currently anticipate, which would have a negative impact on our pricing flexibility, results of operations and financial condition.

          In addition, we have limited experience in the market for telephony services. Although difficulties arise when entering any new market, we believe that the market for cable telephony services and Internet protocol-based telephony services, also known as voice-over IP, may be particularly difficult because of the high degree of competition, pricing pressures and the existence of incumbent telephony operators. In addition, we expect to face competition from wireless telephone carriers and new entrants to the European telephone market.

          If we are unable to respond to competitive pressures on a timely basis, implement new technologies or penetrate new markets in response to changing subscriber requirements, or if new or enhanced services offered by us do not receive an acceptable level of market acceptance, we may not be able to compete effectively.

          WE FACE INCREASING COMPETITION FROM SATELLITE TELEVISION AND OTHER ALTERNATIVE METHODS OF TELEVISION SIGNAL DELIVERY, WHICH MAY LIMIT OUR GROWTH AND CAUSE US TO LOSE SUBSCRIBERS

          As a result of competition for subscribers from other signal delivery methods, we may be unable to increase our subscriber base or we may lose subscribers. Our ability to obtain additional cable television subscribers in areas where our networks have already been installed is limited by the availability of traditional public over-the-air television signal from land-based or terrestrial antennae. We also face increasing competition from other methods of television signal delivery to the home, including:

          -    digital terrestrial;

          -    analog and digital satellite-delivered direct-to-home systems;
               and

          - satellite master antenna television systems, particularly in areas of low cable penetration.

          In particular, Premiere World in Germany and Canal+ in The Netherlands offer satellite digital direct-to-home television operations. These companies may be able to use their substantial financial resources and exclusive entertainment and sports programming contracts to further penetrate the market and compete with us for subscribers. In The Netherlands, licenses have been awarded for digital terrestrial television, which will compete with our digital television offering. In addition, we believe that we will face additional competition from digital terrestrial television, which we expect will be commercially launched in the Netherlands in 2002.

          WE MAY NOT BE ABLE TO KEEP UP WITH THE RAPID TECHNOLOGICAL CHANGES IN THE CABLE TELEVISION AND BROADBAND INDUSTRIES AND MAY INCUR SIGNIFICANT COSTS OF IMPLEMENTING NEW TECHNOLOGIES

          To remain competitive, we must continue to introduce new services and enhance and improve the functionality, accessibility and features of our networks. The cable television and broadband industries are subject to:

          -    rapid and significant changes in technology;

          -    changes in use and customer requirements and preferences;

          - frequent product and service introductions embodying new technologies; and

          - the emergence of new industry standards and practices that could render existing proprietary technology and systems obsolete.

          We cannot predict the effect of technological changes on our business. In addition, we cannot offer any assurance that we will be able to successfully implement new technologies or adapt technologies to customer requirements in a timely manner. Furthermore, the cost of implementing emerging technologies or to change from one technology to another once implementation has started, could be significant and our ability to fund implementation or change may be dependent upon our ability to obtain additional financing.

          OUR PROGRAM SUPPLIERS MAY OFFER PROGRAMMING TO OUR COMPETITORS EXCLUSIVELY OR ON MORE FAVORABLE TERMS, AND MAY REQUIRE MINIMUM PAYMENTS FOR SOME PROGRAMMING EVENTS, ALL OF WHICH COULD NEGATIVELY IMPACT OUR BUSINESS

          Program suppliers may begin offering programming exclusively or on more favorable terms (both as to price and availability) to our competitors. Even if we succeed in increasing the number of subscribers served by our own head-ends to reduce signal delivery fees payable to Kabel Deutschland Gessellschaft mbH, a wholly owned subsidiary of

Deutsche Telekom known as KDG, and successor private operators, we will still face this competitive risk. This risk may intensify as satellite broadcasters become more established in Germany.

          As we begin to enter into additional contracts for digital programming, pay-per-view movies and sports events, we have had to guarantee some minimum payments regardless of how many subscribers actually sign up to take the digital service. If we are not successful in marketing digital and/or pay-per-view services, the fixed payments under these contracts could adversely impact our cash flows and margins.

          THE OPERATING MARGINS AND CASH FLOWS OF OUR GERMAN OPERATIONS MAY DECLINE AS A RESULT OF INCREASES IN SIGNAL DELIVERY EXPENSES OR CUSTOMER DISSATISFACTION DUE TO INADEQUATE NETWORK MAINTENANCE BY PRIVATE OPERATORS ON WHOM WE RELY

          At December 31, 2001, over 61% of our subscribers in Germany were served by networks that received programming under signal delivery contracts we have with KDG and successor private operators. Under some of the contracts we pay a fixed fee, which is not dependent on the number of actual subscribers and connection points. Over the next two years, programming signal delivery fees under these fixed fee contracts will increase. We may also have to pay more fees under variable rate contracts, a number of which are subject to rate increases starting in 2002. Any fee increases under programming signal delivery contracts which cannot be captured by increased rates for our subscribers may have an adverse effect on our operating margins. Additionally, KDG has indicated that it does not intend to invest heavily in its cable network in the future and successor private operators may be or become subject to financial difficulties as a result of which they may not properly maintain their cable networks, through which we receive signal, resulting in our customers being dissatisfied with and possibly terminating our services.

          IF PAYMENTS ARE ASSESSED ON OUR TRANSMISSION OF ANALOG TELEVISION PROGRAMMING IN GERMANY, OUR OPERATING MARGINS AND CASH FLOWS WILL SUFFER UNLESS WE CAN PASS THESE ADDITIONAL COSTS ON TO SUBSCRIBERS

          Historically, we have been in the business of providing analog television programming to subscribers over our cable television networks in Germany. Like other cable network operators in Germany, we have generally not had to pay program providers for this analog programming. However, some or all of our program providers could require us to pay for analog programming in the future. If this occurs and we are unable to pass these charges on to subscribers, our operating margins and cash flows would suffer.

          WE MAY HAVE TO PAY COPYRIGHT ROYALTIES FOR RETRANSMITTING PROGRAMMING TO OUR SUBSCRIBERS IN GERMANY, WHICH WOULD REDUCE OUR GERMAN OPERATING MARGINS AND CASH FLOWS TO THE EXTENT THAT THEY EXCEED THE AMOUNTS WE HAVE ACCRUED FOR THESE ROYALTIES

          Like other German cable network operators, we have not paid copyright royalties for retransmission of programming we received from sources other than KDG and successor private operators in the past. However, GEMA, one of the German copyright collection agencies, has stated that it wants to start collecting royalties from cable network operators and that it may collect these royalties retroactively from July 1, 1997. Although our strategy of building our own head-ends will reduce retransmission of the amount of programming we receive from KDG and successor private operators, it may not reduce our royalty payments if we are required to pay copyright royalties on the transmission of programming we receive through our own head-ends. We may also have to pay royalties in connection with our digital programming and other products we offer to subscribers over our broadband network. If these royalties exceed the amounts we have accrued or will accrue for this purpose, our net income and cash flows will decrease. If royalties were collected retroactively in amounts in excess of the accruals we have been making since January 1, 2000, our net losses for the periods for which this retroactive payment has to be made would increase.

          EXTENSIVE GOVERNMENT REGULATION OF THE BROADBAND INDUSTRY COULD RESTRICT THE WAY WE OPERATE OUR BUSINESS AND COULD HINDER OUR BUSINESS PLANS

          We will be subject to extensive regulatory controls and may, from time to time, not be in compliance with all administrative and licensing requirements of the regulatory authorities. In addition, we may have to comply with amended or additional regulations in the future. Problems related to all of these regulatory matters may restrict our ability to compete effectively. Changes in German federal or state, or Dutch regulation of the licensing, construction and operation of cable television or broadband networks, including the regulations relating to licensing requirements, the operations of Deutsche Telekom and KPN and interconnection arrangements, could restrict our business operations and hinder our business plans.

          UNDER THE RECENT ALLOCATION OF FREQUENCY BANDS IN GERMANY WE MAY BE PREVENTED FROM TRANSMITTING OVER SOME OF THE FREQUENCY BANDS WE CURRENTLY USE, IN WHICH CASE OUR TRANSITION TO NEW FREQUENCIES COULD PROVE TO BE DIFFICULT AND MORE COSTLY THAN WE CURRENTLY ESTIMATE

          In May 2001, three new ordinances governing the allocation, use and assignment of frequencies took effect in Germany. The ordinance on the allocation of frequencies addresses the "free use" of frequencies without an individual permit, approval or other regulatory resolution. It allows the free use of frequencies between 9 KHz and 30 MHz in and along conductors in our cable networks under certain conditions. These conditions require that (i) the disturbing radiation emitted by the conductors does not exceed identified limits and (ii) the frequencies are not used for security purposes, identified by the German regulatory authority. If the above conditions are not met, then the German regulatory authority will decide on a case by case basis whether we may use the given frequency. The authority may also impose on us restrictions or conditions prior to granting permission to use frequencies. In addition, these same conditions will apply to frequencies between 30 MHz and 3 GHz beginning on 1 July 2003. These regulations may prevent us from using some or all of the relevant frequency bands to retransmit programming on our cable networks. Should this occur, we may need to make investments in our German networks in order to continue providing our current services.

          IF WE ARE DEEMED TO BE "MARKET-DOMINATING" BY THE COMPETITION AUTHORITIES IN GERMANY AND THE NETHERLANDS, WE WILL BE SUBJECT TO HEIGHTENED REGULATION THAT COULD RESTRICT THE FEES WE CHARGE SUBSCRIBERS AND RESTRICT OUR OPERATING FLEXIBILITY

          Under German and Dutch telecommunications and competition law, we are likely to be considered "market-dominating" in those regions in which we are the only cable or broadband operator or, potentially, in which we provide a high percentage of the available cable or broadband products and services. If this occurs, the regulatory authority in those countries may have the right to review our subscriber fees and object to any proposed increases. The authority could also review and object to other terms of our subscriber agreements. If approvals for fee increases or for the introduction of fee packages for new services are delayed or refused, our operating margins, cash flow and competitive position could suffer. In addition, if we are found to be market-dominating, the regulatory authority could require that we provide third parties with access to our networks on a large scale or change other aspects of our operations. This may also negatively impact our business and financial results.

          DURING OUR TRANSITION FROM ANALOG TO DIGITAL PROGRAMMING, DISPUTES WITH MEDIA AUTHORITIES MAY RESULT IN A CONTINUATION OF DELAYS IN OUR ABILITY TO OFFER PROGRAMMING WHICH COULD RESULT IN LOWER REVENUE GROWTH AND CUSTOMER DISSATISFACTION

          We are currently developing our digital cable television service. However, our transition to digital format has been delayed several times following complaints by SACHSISCHE LANDESANSTALT FUR PRIVATEN RUNDFUNK UND NEUE MEDIEN, the media authority in Sachsen exercising regulatory oversight of these services, which forced us to alter program offerings. We cannot assure you that our transition from analog to digital format will not be additionally delayed or altered by legal or regulatory disputes with media authorities relating to allocation of analog and digital channels. We expect that delays in offering our digital service will result in lower growth in revenues. In addition, required alterations to our digital programming content may cause subscriber dissatisfaction and attrition.

          GERMAN MEDIA AUTHORITIES MAY REQUIRE US TO OFFER POPULAR CHANNELS IN ANALOG MODE RATHER THAN EXCLUSIVELY IN DIGITAL MODE WHICH COULD NEGATIVELY AFFECT THE GROWTH AND DEVELOPMENT OF OUR DIGITAL CABLE TELEVISION SERVICE

          The success of our digital service will depend in large part upon our ability to offer high quality digital programming. For instance, we may seek to broaden our digital subscriber base by offering popular programming exclusively through our digital service. However, we may be prevented from implementing this strategy if German media authorities require us to offer this programming in analog mode in addition to digital format. The availability of the same programs in analog format may limit our ability to attract digital subscribers and to increase cable subscription revenues.

          WE MAY BECOME SUBJECT TO INTERNET REGULATION IN GERMANY AND THE NETHERLANDS, WHICH COULD INCREASE OUR COSTS OR LIMIT THE SERVICES WE PROVIDE TO SUBSCRIBERS

          The provision of Internet services has, to date, not been materially restricted by regulation in Germany and The Netherlands. However, in Germany a number of Internet services are subject to regulation with respect to licensing and notification requirements and content. If this does occur, it could result in our loss of cable and broadband subscribers.

          In addition, the legal and regulatory framework applicable to the Internet is uncertain and may change. In particular, new laws and regulations may be enacted and existing laws and regulations may be applied to the Internet and e-commerce. For example, existing pressure to liberalize high-speed Internet access in The Netherlands may become stronger in the future. New and existing laws may cover issues like:

          -    value-added sales or other taxes;

          -    user privacy;

          -    pricing controls;

          -    characteristics and quality of products and services;

          -    consumer protection;

          -    cross-border commerce;

          -    libel and defamation;

          -    electronic signatures;

          -    transmission security;

          -    copyright, trademark and patent infringement; and

          - other claims based on the nature and content of Internet materials.

          Any new laws and regulations or the uncertainty associated with their enactment could increase our costs and hinder the development of our business and limit the growth of our revenues.

          WE WILL BE RESTRICTED IN THE OPERATION OF OUR BUSINESS IN THE NETHERLANDS BY THE PRIORITY SHARE OF N.V. HOUDSTERMAATSCHAPPIJ GKNH, OR GKNH, WHICH WILL REQUIRE US, IN SOME CIRCUMSTANCES, TO OBTAIN THEIR CONSENT TO MANAGEMENT CHANGES

          GKNH, holds one priority share in the share capital of Multikabel, one of our subsidiaries in The Netherlands. The priority share grants GKNH specified rights until January 1, 2003. These include, among other things, the right to:

          - veto decisions of the management of Multikabel on pricing and composition of the analog basic and standard cable packages (BASIS EN STANDAARDPAKKET) that are distributed over the network, and on the roll-out of the so-called white areas plan (WITTE GEBIEDENPLAN);

          - veto decisions of the management of Multikabel to undertake a legal merger (JURIDISCHE FUSIE) or spin-off (SPLITSING), to apply for a moratorium of payments (SURSEANCE) or bankruptcy (FAILLISSEMENT) and to relocate the activities of a substantial part of the employees to a location outside the municipality of Alkmaar; and

          - amend provisions of the articles of association of Multikabel that are subject to this right or allow for the liquidation of Multikabel.

          As a result of these restrictions, we may not be able to fully implement our business plan. In addition, the interests of GKNH may differ from our interests and those of our shareholders, and it may exercise its rights in a manner that is adverse to us and our shareholders.

          BECAUSE WE DO NOT INSURE A SUBSTANTIAL PORTION OF OUR UNDERGROUND CABLE NETWORKS, WE MAY HAVE TO BEAR THE FULL COSTS OF ANY DAMAGE TO THOSE UNINSURED NETWORKS, WHICH MAY HAVE A NEGATIVE EFFECT ON OUR FINANCIAL PERFORMANCE

          Any catastrophe affecting a significant portion of our underground cable networks could result in substantial uninsured losses and could have a material adverse effect on our business and financial results. While we carry general liability insurance on our properties, we do not insure a substantial portion of our underground cable networks in Germany and we carry only minimal insurance on the underground portion of our cable networks in The Netherlands. We intend to continue to carry only general liability insurance on our properties.

          UNITED STATES SHAREHOLDERS MAY HAVE DIFFICULTIES IN MAKING CLAIMS FOR ANY BREACH OF THEIR RIGHTS BECAUSE NEITHER WE NOR MOST OF THE MEMBERS OF OUR MANAGEMENT OR SUPERVISORY BOARDS ARE IN THE UNITED STATES

          It may not be possible for investors to effect service of process within the United States upon us or on the members of our management and supervisory boards or to enforce in United States courts against us and them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by counsel that enforceability in Germany of civil liabilities based on the laws of the United States, including the federal securities laws, is subject to restrictions or may not be obtained in original actions or in actions for enforcement of judgments of United States courts. Accordingly, civil judgments obtained in the United States may be unenforceable in Germany. These difficulties are significant because we are organized as a joint stock corporation under the laws of Germany and a majority of the members of our management and supervisory boards reside outside of the United States. In addition, all of our assets and all or a substantial portion of the assets of many of the members of our management and supervisory boards are also located outside of the United States.

          RISKS RELATING TO UPC'S OWNERSHIP IN US

          THE INTERESTS OF UPC, OUR LARGEST SHAREHOLDER, MAY DIFFER SIGNIFICANTLY FROM YOUR INTERESTS AND THE INTERESTS OF OUR OTHER SHAREHOLDERS

          As of December 31, 2001, UPC owned approximately 25% of our shares. As long as UPC continues to have a significant portion of our shares, and depending on the number of shares represented by other shareholders at our shareholders' meetings, UPC and its affiliates UnitedGlobalCom, Inc. or UGC and Liberty Media Corporation could exercise substantial influence over decisions taken at our shareholders' meetings. These decisions include the amendments to our loan facilities at a meeting we intend to convene in June 2002, which if not approved by the vote of 75% of the shareholders represented at that meeting could have material adverse effect on our future financial viability. See "--Our debt instruments contain restrictive covenants which may be breached if amendments to these instruments are not approved by our shareholders and which may pose potential financial and operating problems." Other future shareholder decisions may relate to:

          -    mergers or other business combinations;

          -    material acquisitions or dispositions of assets;

          -    future issuances or shares or other securities;

          -    payment of dividends on our shares; and

          -    significant amendments to our articles of association

The interests of UPC, UGC and Liberty Media in deciding matters and the factors each considers in exercising their influence could be different from your interests and the interests of our other shareholders.

          UPC'S OWNERSHIP AND THE RESULTING INTERESTS OF UGC AND LIBERTY MEDIA IN US MAY DETER THIRD PARTIES FROM SEEKING TO ACQUIRE CONTROL OF US, INCLUDING TRANSACTIONS THAT MAY BE ECONOMICALLY BENEFICIAL TO US AND OUR SHAREHOLDERS AND ANY PERCEPTION THAT UPC'S SHAREHOLDING IN US IS AVAILABLE FOR SALE MAY CAUSE A REDUCTION IN THE MARKET PRICE OF OUR SHARES

          UPC's ownership and the interests of its affiliates UGC and Liberty Media in us reduce the likelihood that a third party would be able to obtain majority control over us unless UPC sells its shares. As a result, UPC's interest may have the effect of discouraging a third party from initiating a takeover bid for our shares or otherwise attempting to gain control over us, including transactions that may be economically beneficial to us and our shareholders. Additionally, UPC is in the process of attempting to reschedule its indebtedness and if in the context of negotiations with its creditors or otherwise it was perceived to be a seller of its shareholding in us, the effect could be a reduction in the market price of our shares.

          THE DIRECTOR NOMINATED BY UPC TO OUR SUPERVISORY BOARD MAY ALSO BE A DIRECTOR OR OFFICER OF UPC OR UGC, WHICH MAY RESULT IN CONFLICTS OF INTEREST THAT COULD BE RESOLVED IN A MANNER ADVERSE TO US

          Currently, one of the six current members of our supervisory board is a nominee of UPC. This UPC nominee may also be a director or officer of UPC and/or UGC. This person will have fiduciary duties, including duties of loyalty, to both companies, which may result in conflicts of interest with respect to matters including acquisitions, financings or other corporate opportunities that may be suitable for both UPC and for us. In addition, this UPC nominee may own substantial amounts of UPC or UGC capital stock and/or options to purchase shares of UPC or UGC capital stock. There could be potential conflicts of interest when this representative is faced with decisions that could have different implications for us and UPC or UGC. There are no specific policies in place with respect to any conflicts that may arise. We expect conflicts to be resolved on a case-by-case basis, and in a manner consistent with applicable law. However, conflicts could be resolved in a manner adverse to us, which could harm our business.

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

          A description of our principal capital expenditures during the year 2001and information concerning the principal capital expenditures currently in progress and the method of financing is included in "Item 5. B. Liquidity and Capital Resources".

          B.   BUSINESS OVERVIEW

          WHO WE ARE

          Since KabelMedia's inception in 1992, we have primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of Multikabel, we expanded our operations from Germany to The Netherlands. As of December 31, 2001 we owned and operated cable television and broadband networks passing more than 1,964,868 homes and available to approximately 1,351,235 revenue-generating customers as follows:

                                                         GERMANY    THE NETHERLANDS
                                                         -------    ---------------
CABLE NETWORKS (UP TO 450 MHZ)
Cable television homes passed ..................       1,404,049                 --
         Analog television subscribers .........         904,452                 --

BROADBAND NETWORK (862 MHZ)
Homes passed by fiber ..........................         234,819            326,000
Ready for service homes ........................         123,883            317,000
         Analog television subscribers .........          99,190            300,852
Digital television subscribers .................           6,773              5,102
Internet subscribers ...........................           6,391             27,687
Data communications subscribers(1) .............              16                772

Total revenue generating subscribers ...........       1,016,822            334,413

----------
(1)  Includes 580 schools served by our Kennisnet product.

          We believe that we are the fourth largest private cable network operator in Germany in terms of the number of direct subscribers (excluding Deutsche Telekom's subsidiary KDG, which is not considered to be a private operator by the German cable television industry) and the first and one of the largest private operators of broadband networks in Germany.

          In Germany, we are currently offering our broadband subscribers digital television, pay-per-view and high-speed Internet services to complement our basic cable television offering. We currently offer our Dutch subscribers digital television, near video-on-demand and high-speed Internet access, in addition to our basic cable television offering. We also currently offer business subscribers in The Netherlands leased lines with speeds of up to STM-4 and data communications services.

          OUR STRATEGY

          Our objective is to enhance the value of our business by expanding and promoting our broadband service offering, capitalizing on acquisition opportunities presented in the German and Dutch cable television markets and selectively continuing to upgrade our cable television networks in Germany. Our business strategy focuses on the following specific goals:

          - GENERATE NET PROFITS BY DEFERRING CAPITAL EXPENDITURE WHILE ENHANCING INTERNAL REVENUE GROWTH. As part of our strategy to generate net profits, we intend to defer significant upgrades of our existing networks in Germany while seeking to generate increased revenues by selectively increasing subscription rates for our basic cable television services, primarily in conjunction with the introduction of new programs and through the continued use of marketing programs designed to increase subscriber penetration of both our basic cable services and of our broadband services to those customers already passed by our broadband networks. In particular, we intend over time to increase monthly service rates for basic cable television in the new German states (the former East Germany) to levels similar to those in the old German states (the former West Germany). In The Netherlands, we will have greater pricing flexibility when we become exempt from pricing regulations imposed by local municipalities on our basic level of cable television services in 2003. At that time we intend to realign channel line-ups and add programs in order to generate higher monthly subscription fees for our basic cable television product. We will also focus on increasing the efficiency of our existing operations. In the Netherlands, where broadband services have been offered for a longer period of time and have achieved greater customer penetration, we intend to continue to build-out our networks to new areas and to enhance our network to permit us to deliver more products and services.

          - EXPAND AND PROMOTE OUR BROADBAND SERVICE OFFERING. We intend to generate increased revenue by aggressively marketing our high-speed Internet access products and our digital television products in both

               Germany and in The Netherlands. We will seek to identify opportunities to enhance and re-price our broadband products in order to reach a larger customer base. We also intend to offer telephony service in The Netherlands once the telephony product is established in that market. We will examine the possibility of bundling video, data and voice products into one offering as a means of increasing sales.

          - EXPLOIT CONTINUING CONSOLIDATION OPPORTUNITIES. We intend selectively to seek opportunities in the fragmented German market to acquire cable networks, especially in our core German regions. We believe that, excluding the ten largest cable operators, there are more than 5,000 private cable operators in Germany, many of whom serve less than 1,000 subscribers each. We will continue to pursue a clustering strategy focused on acquisitions of cable systems in close proximity to our existing networks. We believe this clustering strategy will continue to produce operational efficiencies and cost synergies between our existing networks and acquired cable systems, and will generate economies of scale in relation to our network upgrade strategy. We will also consider selling some of our existing networks or subscribers which are not in our core regions or part of large clusters or we may choose to swap them for networks or subscribers of other cable operators which are more strategically located in relation to our existing networks.

          - STRENGTHEN SUBSCRIBER ORIENTATION. We believe that maintaining or developing direct customer service, billing and marketing relationships with the subscribers of our cable and broadband services will enhance our ability to sell additional products and services and generate incremental revenue. We plan to continue to focus on strengthening our relationships with subscribers, including by converting indirect subscriber relationships with housing associations to direct relationships with subscribers and prioritizing the acquisition of networks and subscribers where direct end-user relationships exist. We will continue to use a regional operating structure designed to generate a subscriber-focused business orientation. Each of our operating regions is managed by a regional manager who is responsible for both subscriber and technical services and local ongoing relationships with housing associations. We believe that this regional operating structure enables us to be more responsive to subscriber needs and to maintain good relationships with the housing associations and our subscribers.

          - IMPROVE EFFICIENCY AND MARGINS BY STREAMLINING OPERATIONS. We believe clustering strategy has produced and will continue to produce efficiencies and synergies between our existing networks and acquired cable networks. In accordance with our past practice, upon completion of future acquisitions we will generally implement extensive operational and organizational changes designed to enhance operating cash flow and operating margins. In Germany, for example, this practice will typically include maintaining existing subscriber services in acquired regions, but transferring subscriber account processing and administrative services for acquired cable networks to one centralized location, thereby reducing overhead costs.

          - INCREASE NETWORK OWNERSHIP AND REDUCE SIGNAL DELIVERY FEES. In Germany, we continue to rely on KDG and successor private operators to deliver programming signal to our cable networks serving over 61% of our subscribers. We intend to reduce our dependence on KDG and successor private operators by continuing to construct our own head-ends and infrastructure where appropriate. We believe that selectively installing our own head-ends and related infrastructure will reduce our signal delivery fees and have a positive effect on our operating results and quality of service.

          - FOCUS ON ATTRACTING NEW SUBSCRIBERS. We have passed new homes as we have upgraded our networks and interconnected our various systems in and around cities in Germany. The passing of these new homes may provide us with opportunities to market our products and services and then to connect new subscribers to our broadband network. We also believes that this build-out and marketing strategy complements our consolidation activities because smaller cable operators may not have the technical or financial resources to compete in the broadband market and, as a result, may be more inclined to sell their networks.

          - CONTINUE OUR NETWORK UPGRADE. We intend to selectively upgrade a portion of our German networks over the next five years. This upgrade will allow us to offer more services and products. In addition, we intend to selectively build out networks to pass potential new subscribers as we implement our network upgrade.

          Our subscribers

          We have subscribers in four primary operating regions in Germany and in one operating region in The Netherlands. At December 31, 2001, we served our subscribers in Germany from networks operated at level 2, level 3, level 4
(non B-1), and level 4 (B-1) as well as from broadband networks. We served our subscribers in The Netherlands almost exclusively from broadband networks. A description of the levels referred to in the table below is set forth in the section captioned "--Our Networks--Germany".

                                                                       SACHSEN/
                                                                       SACHSEN-
                                              OSNABRUCK/   WIESBADEN    ANHALT/
                                    BERLIN      AACHEN       MAINZ     THURINGEN    MULTIKABEL      TOTAL
                                    ------      ------       -----     ---------    ----------      -----
CABLE NETWORKS (UP TO 450 MHZ)
Cable Television homes passed....   233,464     281,465     344,192      544,928            --    1,404,049
Analog subscribers...............
 Level 2 subscribers.............    68,768      26,276      64,478      193,581            --      353,103
 Level 3 subscribers.............    37,204      16,041       8,250      176,430            --      237,925
 Level 4 subscribers (non B-1)...    90,692       6,570      12,188       23,453            --      132,903
 Level 4 subscribers (B-1).......        --      88,615      91,906           --            --      180,521

BROADBAND NETWORKS (862 MHZ)
Homes passed by fiber............        --          --       3,494      231,325       326,000      560,819
Ready for service homes..........        --          --       3,494      120,389       317,000      440,883
Analog television subscribers....        --          --         690       98,500       300,852      400,042
Digital television subscribers...        --          --         103        6,670         5,102       11,875
Internet subscribers.............        --          --          72        6,319        27,687       34,078
Data communication subscribers...        --          --          --           16           192          208
Kennisnet school subscribers.....        --          --          --           --           580          580

Total revenue generating
subscribers......................   196,664     137,502     177,687      504,969       334,413    1,351,235

          GERMANY. We serve our subscribers primarily under long-term public concession agreements with local governmental authorities and under private concession agreements with housing associations that administer large housing blocks. Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. We have direct billing and servicing relationships with approximately 82%, of our subscribers. We have indirect billing and servicing relationships with approximately 18%, of our subscribers, whereby governmental authorities and housing associations receive broadcasting signal from us and are responsible for billing and collecting subscription fees. Most of our indirect billing relationships are with recently acquired subscribers and we intend to establish direct relationships with these subscribers in the future.

          THE NETHERLANDS. Our Dutch subscribers reside in 43 municipalities across the province of Noord-Holland, which is located in the northwest region of The Netherlands and north of Amsterdam. We provide our services under operating agreements with local municipalities. In accordance with Dutch regulation, these contracts may not designate us as the exclusive provider of cable services in these regions. We believe, however, that we are the sole cable operator in each of the local neighborhoods in which we conduct business. We maintain direct servicing relationships with all of our cable subscribers in The Netherlands. We outsource billing of our analog cable services to local energy companies. Billing of our digital cable services is handled by Mediakabel, and billing of Internet services is handled directly by us. We also manage billing internally for our data communications and Kennisnet product offerings.

          OUR NETWORKS

          GERMANY

          As described below, we operate a combination of level 2, level 3, level 4 (non B-1) and level 4 (B-1) cable networks, as well as broadband networks in Germany. We intend to upgrade a portion of our cable networks to broadband networks over the next five years.

          CABLE TELEVISION NETWORKS. Deutsche Telekom's historic monopoly position in the German cable industry and the limitations it observed in laying cable only to the outside of a subscriber's home has resulted in the development of a dual ownership network structure serving cable subscribers, whereby Deutsche Telekom typically owns the network from the head-end to the subscriber connection point and private operators typically own the in-house cabling. This dual ownership structure is distinct from the single ownership cable structure prevalent in the United States and in most European Union countries, in which private operators own the network in its entirety, from the head-end to the in-house cabling. Cable networks in Germany are therefore divided into categories, referred to as levels, depending on the function the cable network has in the delivery of cable services to subscribers.

                    LEVEL 2         LEVEL 3         LEVEL 4

                   [GRAPHIC]       [GRAPHIC]       [GRAPHIC]

                    HEADEND     BACKBONE NETWORK   IN-HOUSE

          LEVEL 4 NETWORKS. A network where the cable operator's role is limited to extending the cable network from the end of Deutsche Telekom's principal transmission line (or that of a private cable operator who has purchased a Deutsche Telekom operating company) at the front door of the home to the subscriber is known as a level 4 network. In a level 4 network, the operator's role is limited to concluding and renewing subscription agreements, installing the wiring in the home, billing, collecting and servicing subscribers. Level 4 networks are the result of the exercise by Deutsche Telekom of its historical right of first refusal with respect to a coverage area. In these coverage areas, KDG and successor private operators continue to own and operate the head-end and the principal transmission lines. Cable network operators are required to pay KDG a signal delivery fee pursuant to agreements known as signal delivery contracts.

          A variation of the level 4 network, which developed in the old German states while Deutsche Telekom enjoyed its network monopoly prior to August 1, 1996, is the so-called level B-1. Because of its monopoly position, Deutsche Telekom was able to grant exclusive licenses to cable television operators in discrete geographic areas, which enabled those operators to operate a level 4 network. Under the terms of these exclusive licenses and based on the size of the geographic area covered by the license, the cable operator committed itself to enrolling a pre-determined number of subscribers. Licensing fees owed to Deutsche Telekom were typically calculated on the basis of this pre-determined number of subscribers, whether or not the cable operator actually succeeded in enrolling the subscribers.

          LEVEL 3 NETWORKS. A network where the cable network operator has entered into a signal delivery contract with KDG and successor private operators in lieu of owning and operating its own head-end is known as a level 3 network. In addition to performing the tasks of an operator under a level 4 agreement, the operator is responsible for delivering a signal from the connection point of KDG's or successor private operator's networks to the front-door of the subscriber. In a level 3 network, cable network operators are required to pay KDG and successor private operators a fee for access to its network or signal, as the case may be.

          LEVEL 2 NETWORKS. A network where the cable network operator owns and operates the entire cable network, from the head-end to the in-house connection, is known as a level 2 network. Level 2 networks are like the networks operated by cable network operators in the United States and the United Kingdom. Under a level 2 network, cable network operators do not pay signal delivery fees to KDG and successor private operators, but receive programming via terrestrial antenna and satellite through their own head-ends.

          Substantially all of our cable television networks are capable of distributing more than 40 channels and are constructed using star architecture. Our cable television networks in Germany have the following technical characteristics:

          - television signal is received by a Deutsche Telekom connection point or the connection point of a private cable operator (level 3 and 4 networks) or by terrestrial antennae or satellite receivers at one of our head-ends (level 2 networks);

          - received signal is amplified and transmitted to the home through coaxial cable over bandwidths of up to 450 MHz; and

          - transmitting of signal is one-way for our analog cable subscribers.

          BROADBAND NETWORKS. We believe we were the first operator in Germany to begin upgrading its cable television networks to broadband networks and we are one of the largest cable operators of broadband networks in Germany and were the first operator in Germany to begin upgrading our cable television networks to broadband networks. We pass approximately 1,638,868 homes and have upgraded approximately 124,000 homes in the city of Mainz and the Sachsen/Sachsen-Anhalt/Thuringen region. We intend to continue to upgrade selected portions of our German networks over the next five years and to focus our upgrading activity on regions with higher subscriber density.

          Our broadband networks are 862 MHz two-way, high-speed networks capable of delivering analog and digital cable television, telecommunications and high-speed Internet and data services, including interactive services. The following diagram summarizes the technical characteristics of our broadband network.

          Interactive 862 MHz Broadband Network with 65 MHz Return Path

      [GRAPHIC]                 [GRAPHIC]               [GRAPHIC]    [GRAPHIC]

       HEADEND               BACKBONE NETWORK           IN-HOUSE     ON-PREMISE

Superior high definition   Fiber backbone to within      Two-way       Modem
  television head-end,     approximately 500 meters    coaxial to
     digital playout             from the home         wall outlet  Set top box
     facilities and
    Internet server.
  Platform switches
 and interconnections
     are planned

          Our upgraded network in the city of Leipzig and other portions of the Sachsen/Sachsen-Anhalt/Thuringen region are the model for our continuing network upgrades with the exception of that network's digital playout facilities. We intend to use the digital playout facilities and Internet servers located at the Leipzig head-end to support Internet services, the tiering of digital channels and pay-per-view services not only in the city of Mainz and the Sachsen/Sachsen-Anhalt/Thuringen and Mainz region but also in other regions in which we upgrade our networks. Ultimately, we intend to install switches and interconnections at the Leipzig head-end to support our future telephone offering. A fiber optic loop that circles the city connects our subscribers to the head-end and allows for the delivery of our services. Within this main fiber loop, smaller fiber loops are connected to the larger loop and, in effect, create a fiber optic matrix covering the entire city. As we continue to add more loops, the fiber optic matrix will cover increasingly more portions of the city inside the main fiber loop.

          Fiber nodes are located at various points within this fiber optic matrix. Each fiber node contains an optical receiver and transmitter where the optical signal received from the head-end is converted to an electrical signal which is transmitted over coaxial cable to the home and where electrical signal received by coaxial cable from the home is converted to an optic signal and sent to the head-end. Coaxial cables run from the nodes to the wall outlets of homes. Each fiber node serves an average of 500 and 1,000 subscribers. Our digital set-top boxes, provided by Galaxis Technology AG, enable subscribers to receive digital television and high-speed Internet services. Subscribers who do not have a digital set-top box but purchase high-speed Internet services require a cable modem. The network also provides a 65 MHz return path.

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

          We believe that the clustering strategy which we have been pursuing will also be beneficial in the context of our network upgrade as it will enable us to achieve economies of scale. By focusing our upgrade on our most densely populated clusters of network subscribers, we expect to minimize upgrade costs per home. For example, we expect that the digital playout facilities and Internet servers in Leipzig will serve the other regions we are planning to upgrade, thereby reducing capital expenditure requirements in those regions. We further believe our upgrade plans in Germany will reduce our dependence on KDG or successor private network operators who have recently purchased cable assets from Deutsche Telekom, for signal delivery. We believe that reducing our signal delivery fees will have a positive effect on our operating results and that greater control of our network will have a positive effect on our programming flexibility, our quality of service, and our penetration among broadband subscribers.

          THE NETHERLANDS

          Substantially all of our network in The Netherlands is a fully upgraded, two-way broadband network capable of delivering a full range of broadband services including interactive digital television, high-speed Internet access and telecommunications services. Approximately 9,000 of our 326,000 network homes and approximately 8,000 subscribers are located in three geographic areas that are not contiguous to the rest of our network and that have not been upgraded. These homes receive programming signal from third-party head-ends and we intend to sell these non-upgraded network homes over time. Our networks in The Netherlands serve communities in the province of Noord Holland in the northwestern part of the country, including the business areas surrounding Schiphol airport but not including the main cities of Amsterdam, the Hague, Utrecht, Rotterdam or Eindhoven. Unlike in Germany, where the ownership of cable networks is frequently divided between Deutsche Telekom and private operators, networks in The Netherlands are typically owned in their entirety by network operators. We own substantially all of our distribution system from the head-end to the home connection point available to our subscribers, with the exception of approximately 92 kilometers of fiber optic cabling that we lease. Our network in The Netherlands has the following characteristics:

          - A regional head-end located in Alkmaar receives television and radio signal, converts this signal to optical signal and transmits it to the fiber optic backbone.

          - A fiber optic backbone, which passes the network region with 1,190 km of 862 MHz fiber optic cabling, transmits optical signal to 38 fiber hubs and 586 fiber nodes.

          - Fiber nodes convert optical signal to electrical signal of up to 862 MHz and distribute this signal via coaxial cable to subscriber homes.

          - Modems and set-top boxes are located on our subscribers' homes premises, if the subscriber wishes to receive high-speed Internet access or digital programming.

          The fiber nodes receive additional local radio and television channels, supplementing signal received from the head-end. Our set-top boxes, provided by Sagem SA, enable subscribers to receive digital television. High-speed Internet services are delivered to subscribers in cooperation with Multikabel's Internet service subsidiary using a Docsis IP cable modem system. Most of our network in The Netherlands has an 60 MHz return path, with the exception of the Communikabel region, which has a 65 MHz return path. Telecommunications services are provided to business customers using our SDH and Ethernet-protocol network. We intend to pass additional homes in our existing regions over time. In addition, we expect to complete installation of an uninterruptible power supply system to support the future provision of telephony services, which we intend to commercially launch in the Fall of 2002.

          PROGRAMMING AND PRODUCT OFFERINGS

          GERMANY

          BASIC CABLE TELEVISION. We offer two primary packages of basic cable television programming services: a ground package and a standard package. The ground package consists generally of network and public terrestrial television signal available over the air in the concession area, and typically includes between three and eight channels, depending on the service area. The standard package consists primarily of satellite-delivered programming, and includes an average of 32 television channels and 29 radio channels, depending on the service area. Additionally, in some markets, we offer either one or two additional packages of basic cable television programming service. Approximately 95% of our subscribers subscribe to at least the standard package of service.

          The following sets forth the programming of nationwide channels typically offered in our standard analog package, with exceptions depending on the service area.

CHANNEL                     DESCRIPTION

3Sat......................  ADR/ZDF, ORF and SRG news and sports
ARD.......................  General interest
ARTE......................  Cultural arts
Bayern 3..................  Regional news, sports and entertainment
Bloomberg TV..............  News and information
BR-Alpha..................  Cultural and educational programming
DSF.......................  German sports
DW-Tv.....................  German programming broadcast abroad
Eurosport.................  European sports
Home Shopping.............  Teleshopping
Europe....................
HR 3......................  Regional news, sports and entertainment
Kabel 1...................  Entertainment and movies
Kika......................  Programming for children
MDR 3.....................  Regional news, sports and entertainment
MTV.......................  Music videos
MTV2......................  Music videos
n-tv......................  News and information
Neun Live.................  Entertainment
Nord 3....................  Regional news, sport and entertainment
News and information......  News and information
Onyx-tv...................  Music and entertainment
ORB.......................  Regional news, sports and entertainment
Phoenix...................  Documentary and political events
Premiere analog...........  Pay-TV
Pro Sieben................  News and entertainment
QVC German................  Teleshopping
Regional B1...............  Regional news
RTL.......................  24-hour entertainment
RTL 2.....................  Entertainment for young people
SAT 1.....................  24-hour entertainment
Super RTL.................  Entertainment
SWR.......................  Regional news, sports and entertainment
Viva......................  24-hour music television
Viva 2....................  24-hour music television
Vox.......................  News and entertainment
WDR.......................  Regional news, sports and entertainment
ZDF.......................  General interest

          We receive our programming either directly from broadcasters via our own head-end or indirectly from broadcasters through signal delivery contracts with KDG and successor private operators. Approximately 39% of our television subscribers are served by networks that obtain their programming directly from broadcasters via our head-ends and approximately 61% of our television subscribers are served by networks that obtain their programming indirectly via KDG and successor private operators.

          CURRENT BROADBAND PRODUCT OFFERING. We currently offer the following broadband service to subscribers in Leipzig and other portions of the Sachsen/Sachsen-Anhalt/Thuringen region who are connected to our upgraded networks:

          CURRENT BROADBAND PRODUCT OFFERING -- DIGITAL TELEVISION. We believe we are the first German cable operator to offer digital services to our subscribers. We launched our digital television services in the city of Leipzig in October and November of 2000. We had to adapt our program offerings several times following complaints by the media authorities and after the judgments of the court of Leipzig as discussed below. Under German law, any change from analog to digital delivery has to be filed with the media authorities prior to its implementation. The media authority can also issue enforcement orders to compel us to distribute certain channels for free. As of December 31, 2001, our digital offering was available to approximately 124,000 homes which serve approximately 99,000 analog television subscribers, and approximately 6,800 digital set-top boxes had been installed in subscriber homes and were paying customers. We intend to continually expand and improve the range of channels included in our digital television offering.

          Our PrimaTV digital offering is currently comprised of the simulcast of our basic analog channel offering in digital format plus an additional 18 basic digital channels and five different packages with additional digital channels as follows:

  PRIMA TV DIGITAL SIMULCAST   3sat                                 Kabel 1                                      RTL
  OF ITS ANALOG PACKAGE:       ARD                                  Regional TV                                  RTL 2
                               ARTE                                 MTV                                          SAT1
                               Bayern 3                             MTV2                                         Super RTL
                               BR-Alpha                             Nord 3                                       SWR
                               DW-Tv                                n-tv                                         Neun Live
                               DSF                                  Onyx tv                                      Viva
                               Eurosport                            ORB                                          Viva 2
                               Home Shopping Europe                 Phoenix                                      Vox
                               HR3                                  Pro Sieben                                   WDR
                               Kika                                 QVC                                          ZDF
                               PrimaFUN

  PRIMA TV 18 EXTRA DIGITAL    ARD Online Kanal                     MDR                                          VIA 1
  TELEVISION CHANNELS:         B1                                   NIK-Neues in Kabel                           ZDF Doku
                               CNN                                  Prima TV Servicekanal                        ZDF Info
                               EinsExtra                            Sneak Preview                                ZDF Theaterkanal
                               EinsFestival                         SR Fernsehen Sudwest
                               Eins MusXx                           TV 5
                               Euronews                             TW1

  PRIMA TV PACKAGES:           PrimaFamily*            Avante, Innergy, Muzzik Club and BBC Prime
                                                       Bet On Jazz, Extreme Sports, Fashion TV, Marcopolo and
                                                       MCM Africa

                               PrimaInfo*              BBC World, Bloomberg TV, CNBC and EXPO
                               The Adult Channel       The Adult Channel
                               MTV                     MTV 2, MTV Base, MTV hits!, VH-1 and VH-1 Classic

          * Subscribers can subscribe to these three packages for a combined price which is generally lower than the sum of the individual prices.

          The basic offering is currently priced at a promotional monthly subscription rate. Set-top box rental is included in the monthly subscription fee and a one-time installation fee is charged only in the event our service team installs the set-top box.

          CURRENT BROADBAND PRODUCT OFFERING--PAY-PER-VIEW. Digital subscribers also have access to up to 15 pay-per-view channels which can be ordered by subscribers using their remote control, featuring films and other special events.

          CURRENT BROADBAND PRODUCT OFFERING--HIGH-SPEED INTERNET ACCESS. We launched high-speed Internet services to both residential and business subscribers in the fourth quarter of 1999. At December 31, 2001, we provided high-speed Internet service to 3,278 subscribers and we served approximately 3,023 dial-up internet customers which we acquired in 1999 and which we intend to migrate to our broadband product over time. Our high-speed Internet offering includes the following broadband products:

          - EASY PACKAGE. This package offers subscribers 24-hour high-speed Internet access at up to two times the speed of ISDN, or 128 Kbps (64 Kbps upstream), for a monthly fee including the cable modem fee based on the amount of usage by the subscriber. Subscribers receive 10MB of web space, 1.5 Gbps of capacity (download and upstream) and e-mail account services with full support from our customer service team. Subscribers may also access our Internet portal for broadband services, such as game servers and additional value-added services.

          - PRO PACKAGE. This package offers subscribers 24-hour high-speed Internet access at up to 16 times the speed of ISDN, or 1,024 Kbps (256 Kbps upstream), for a fixed monthly fee including the cable modem fee. As with the Easy Package, subscribers receive 10MB web space, 1.5 Gbps capacity, (download and upstream) e-mail account services with full support from our customer service team and access to our Internet portal.

          CURRENT BROADBAND PRODUCT OFFERING--DATA COMMUNICATIONS. We currently offer and intend to further promote fixed data communications products to business subscribers. These products take advantage of the fiber-rich, upgraded portions of our network to offer leased lines and wholesale carrier services.

          FUTURE BROADBAND PRODUCT OFFERINGS. We intend to expand our existing broadband product offering to include a range of additional broadband services. Our planned offering of additional broadband products includes the following primary services:

          - VIDEO-ON-DEMAND. We intend to develop and introduce a range of video-on-demand services to complement our existing pay-per-view offering. We expect to develop this offering in cooperation with third-party providers of programming and technology, and we intend to introduce these services to our subscribers over the next two years.

          - INTERACTIVE TELEVISION. We are currently developing and expect to introduce interactive television services to our upgraded subscribers over the next two to three years. Over time, we expect our interactive television offering to include services such as interactive games, e-commerce and television-based Internet services and television-based email services.

          - TELEPHONY. We intend to develop and introduce telephony services to our residential and business subscribers over the next two to three years. We expect to develop and offer these services in cooperation with one or more strategic partners. We will evaluate both a cable telephony platform and a voice-over-IP platform, focusing on the costs of developing both platforms, the technical capabilities of each and the demands of our subscribers.

          - UNIFIED MESSAGING SERVICE. We are developing a service to allow users to send and receive both text and speech-based messages using either the Internet or telephone. With this service, subscribers will be able to receive email, voicemail and fax messages through the Internet, with voicemail messages being received as sound files and faxes as image files. Subscribers will also be able to send fax and SMS text messages via the Internet. By telephone, subscribers will be able to receive voicemail and email messages, with the service converting text email messages into recorded speech which the subscriber may choose to listen to in selected languages. Subscribers can reply to voicemail or email messages by phone, with an email reply being sent as a sound file. We anticipate that the service will include additional features, such as WAP access to the user's e-mail inbox.

          PRIMATV BASIC contains non-crypted digital channels. Access to these channels is available by every DVB-C-compatible set-top-box. We rent a set-top box for a monthly fee. Customers can also subscribe to PRIMATV MAXI (including PRIMAINFO, PRIMALIFE and PRIMAFAMILY) for a bundled discount and a stand-alone-package as offered by MTV, and a stand-alone erotic channel (THE ADULT CHANNEL). As we introduce expanded and improved programming and as penetration of our digital service increases, we expect to target selective rate increases for our digital offering. Customers using a set-top box also have access to our electronic program guide

          INTERACTIVE PAY-PER-VIEW. Digital subscribers also have access to up to 15 pay-per-view channels which can be ordered by subscribers using their remote control, featuring films and other special events. We also offer games on the set-top box and we plan to offer email services in the future.

          DATA COMMUNICATIONS. We currently offer and intend to further promote fixed data communications products to business subscribers. These products take advantage of the fiber-rich, upgraded portions of our network to offer leased lines and wholesale carrier services.

          THE NETHERLANDS

          CURRENT BROADBAND PRODUCT OFFERING--ANALOG TELEVISION. Our analog television offering includes two packages of television programming: a basic package and a standard package. The basic package consists of 15 television and 40 radio channels. The standard package consists of 38 television and 40 radio channels. Both packages carry a one-time installation fee. Almost all of our analog subscribers purchase the standard package.

          The standard packages include the following channels, with exceptions in some municipalities.

          CHANNEL                        DESCRIPTION

Nederland 1...................  General Interest
Nederland 2...................  General Interest
Nederland 3...................  General Interest
Beeldmozaiek..................  Overview of channel offerings
Lokale omroep/kabelkrant        Local cable channel
VRT TV1.......................  General Interest
Ketnet/Canvas.................  Belgian
ARD...........................  German language (Germany)
BBC 1.........................  English language (UK)
TV5...........................  French language (France)
RAI Uno.......................  Italian language (Italy)
TVE...........................  Spanish language (Spain)
TRT...........................  Turkish
MBC...........................  Arabic
RTL4..........................  General Interest
RTL 5 Nieuws & Weer...........  News & Weather
SBS 6.........................  General Interest
Yorin.........................  General Interest
V8............................  General Interest
Kindernet/Net 5...............  Children
Kabelkrant Nieuws TV..........  News
Regionet/ljmond TV............  General Interest (Regional)
ZDF...........................  German language (Germany)
WDR...........................  German language (Germany)
BBC 2.........................  English language (UK)
RTL Television................  General Interest
TCM...........................  Classic Movies
TV Noord-Holland..............  Local programming
Phoenix/CNE...................  Chinese language
TMF...........................  Music videos
CNBC/Nat. Geographic..........  News/Documentary
Eurosport.....................  Sports
Euronews......................  News
Cartoon Network...............  Children/General interest
Discovery Channel.............  Documentary
MTV Europe....................  Music Videos
The Box.......................  Music Videos
CNN...........................  International News
Abonnee t.v. (Canal +1).......  Pay-per-view service
Abonnee t.v. (Canal +2).......  Pay-per-view service
Videorecorder-afstelling......  Video outlet
Decoderuitgang Canal+.........  Pay-per-view service

          CURRENT BROADBAND PRODUCT OFFERING - DIGITAL TELEVISION. We launched our digital television product under the brand name Mr. Zap in May 2000. The digital television product is widely available, and we provided digital service to 5,102 subscribers as of December 31, 2001. We offer our digital television product in cooperation with Mediakabel, a joint venture established by seven Dutch cable operators, including us, for the purpose of introducing interactive digital television to the Dutch cable market.

          The basic digital television package includes the following primary features:

          - PAY-PER-VIEW/NEAR VIDEO-ON-DEMAND. Subscribers may select from approximately 50 films per month and a broad selection of other events including sports and entertainment. Films are shown at varying frequencies (E.G. every 15 minutes to every two hours) depending on the popularity of the films.

          - TELEVISION CHANNELS. Subscribers receive four basic channels and may choose to receive a package of ten channels for an additional monthly fee as follows:

               FOUR BASIC DIGITAL CHANNELS:    ANWB Weer & Verkeer
                                               (traffic & weather)
                                               VH-1 (music videos)
                                               Sports 1
                                               Sky News (24-hour UK news)

               ONE PREMIUM PACKAGE:            CNBC
                                               Performance
                                               Eurosport News
                                               Travel Channel
                                               Landscape
                                               The Adult Channel
                                               Extreme Sports
                                               Film 1
                                               Bloomberg Television
                                               Fashion TV
                                               The Playboy Channel

          - MUSIC AND GAME CHANNELS. Subscribers receive five music channels and one game channel.

          In addition, subscribers may purchase the following theme channels and product offerings individually.

                         CHANNEL                       DESCRIPTION

               Music Choice.............   40 additional digital music channels
               Game Channels............   Five additional game channels
               Zee TV...................   Hindustani television
               Set Asia.................   Hindustani television
               Cinenova.................   Movie channel
               TVBS-E...................   Chinese television
               ART......................   Arabic television

          INTERNET ACCESS. 27,687 residential subscribers and 32 business subscribers receive always-on, high-speed Internet services as of December 31, 2001. We offer the following packages, which we have branded QuickNet, to our residential subscribers:

          - QUICKNET POWER PACKAGE. This product provides Internet access speeds of at least 512 Kbps downstream and 128 Kbps upstream. Subscribers also benefit from unlimited download capacity (applying a fair use policy), e-mail services, and homepage capability with 10 Mb capacity.

          - QUICKNET POWER PLUS PACKAGE. This product provides Internet access speeds of at least 1mbps downstream and 256 Kbps upstream. Subscribers also benefit from unlimited download capacity (applying a fair use policy), e-mail services, a home capability with 10 Mb capacity and possibility of connecting a maximum of four personal computers.

          Our packages for the business market are:

          - BROADBAND OFFICE 512. This product provides Internet access speeds of at least 512 Kbps downstream and 128 Kbps upstream, e-mail services, possibilities for connecting web and e-mail server.

          - BROADBAND OFFICE 1024. This product provides Internet access speeds of at least 1024 Kbps downstream and 256 Kbps upstream, e-mail services, possibilities for connecting web and e-mail server.

          DATA COMMUNICATIONS. We offer the following data communications products to business subscribers:

          - CABLELINK. This service uses existing cable connections for datacommunications with a choice of between 256 to 512 Kbps at a fixed monthly price depending on the chosen speed and the distance between the locations of the subscribers. This service provides the security of a virtual private network.

          - QUALITYLINK. This service provides a dedicated fiber connection for data communications at a fixed monthly price depending on whether subscribers elect to receive speeds of 2, 10, 34, 155 or 622 Mbps.

          - INTERNET LINK. This service provides a dedicated fiber connection to the Internet at a fixed monthly price depending on the elected speed levels between 265 Kbps and STM 1 (140 Mbps).

          KENNISNET INTRANET SERVICE. As of December 31, 2001, we connected 580 Dutch schools and educational institutions, libraries and museums to our intranet service by linking our networks with other cable operators. This intranet project provides such institutions with network access and access to the Internet through an organization called Educatief Net B.V., or nl.tree, which is a joint venture of several cable operators. nl.tree has obtained funding from the Dutch government for a period of three years, and will provide subsidies to participating institutions.

          FUTURE BROADBAND PRODUCT OFFERINGS. We have been providing cable telephony services on a pilot basis to approximately 50 subscribers in the Den Helder municipality since 1996. Our pilot offering includes local, long distance and international telephony services. We intend to offer full-scale telephony services to a portion of our subscribers over the next twelve months. We expect our telephony offering will include the basic service included in our pilot offering, and may also include other enhanced services such as voice mail, caller identification, call waiting, call barring, call diversion and three-way calling. This project is currently in a technical trial stage, which will extend through the Summer of 2002, after which we expect commercial rollout.

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

          Members of our broadband group focus on product development, marketing and sales of our broadband service offering. Marketing efforts undertaken by this group in the Leipzig region primarily focus on the following:

          - DIRECT MARKETING. Typical initiatives include sending advertising materials with monthly bills to existing analog subscribers, other direct mail advertising and direct telemarketing campaigns.

          - ADVERTISING. We have used limited advertising campaigns in local newspapers and magazines to promote our broadband service offering.

          THE NETHERLANDS

          Members of our sales and marketing staff focus on a specific product offering, such as our analog television offering and our digital offering, our Internet products, our data communications product or our Kennisnet intranet offering. This group works with product development and technical staff to continually improve the key features of our product offering and to determine pricing strategies. Our marketing program includes the following primary features:

          - MULTIMEDIA MAGAZINE: This quarterly publication is provided to all subscribers and contains general news about Multikabel and about new product offerings. New subscribers also receive a welcome package outlining the full range of products available to subscribers.

          - MULTIVIEW CHANNEL: This television channel is included in all our channel offerings and broadcasts the full range of products available to our subscribers at all times.

          - MULTIKABEL AND QUICKNET WEBSITES: Our local (Dutch) websites also outline our product offerings, and we ultimately intend to enable our subscribers to purchase our products on-line.

          - DIRECT MAIL AND ADVERTISING: We have conducted targeted direct mail and advertising campaigns specifically promoting our analog and digital television offerings, our Internet offerings and our data communications product.

          -    OUTBOUND SALES CALLS FOR BOTH DIGITAL TELEVISION AND INTERNET.

          - SPECIFIC MARKETING CAMPAIGNS SUCH AS MEMBER-GETS-MEMBER OFFERINGS, INTRODUCTION DISCOUNTS.

          - PRODUCT BUNDLING ESPECIALLY INTERNET AND DIGITAL TELEVISION. In the future also telephone services will be bundled with the current offerings.

          Our customer call center, including the helpdesk, is open from 9:00 a.m. to 9:00 p.m. on weekdays and from 10:00 a.m. to 5:00 p.m. on weekends to assist subscribers with inquiries such as new services and billing-related inquiries, and detailed questions about services offered for analog and digital television and the Internet. In addition, our customer call center cooperates with third-party call centers to offer 24-hour assistance with service interruptions. We employ a team of full-time service technicians, and also contract with third-party technicians. In The Netherlands we are fully responsible for our own marketing campaigns after the QuickNet acquisitions and the termination of the Sonera contract for Internet and after taking over all customer services and marketing activities from Mediakabel.

          Our billing function for the analogue audio/video services is outsourced to local utility companies. Mediakabel is still responsible for billing for digital television services. The billing for Internet services is to a great extent an in-house service, although collection efforts are outsourced. Billing and collection efforts for the business offerings are carried out by the company itself.

          MATERIAL CONTRACTS

          GERMANY

          COPYRIGHT ROYALTIES FOR TELEVISION PROGRAMMING TRANSMITTED OVER OUR CABLE TELEVISION NETWORKS. Until 1998, we were able to receive our analog programming, whether directly or indirectly, at no charge from the broadcaster and without any formal agreement or contract with the broadcasters. The applicable provisions of the German Copyright Act (URHEBERRECHTSGESETZ) regarding retransmission of programming were amended in 1998 to implement the EC Directive on Cable and Satellite Broadcasting. This law provides for a so-called compulsory license, which requires the broadcasters to permit cable and broadband network operators to retransmit programming in return for payment of a reasonable fee.

          In 1998, the German Copyright Act was amended to require the payment of copyright royalties for the retransmission of copyright-protected television and radio programming by cable and broadband operators. The German Copyright Act does not set forth the amount to be paid. GEMA, one of the German copyright collecting societies, has been mandated by the other German copyright collecting societies to collect these retransmission royalties. GEMA has publicly announced its intention to collect royalty fees for television and radio signal received terrestrially by cable and broadband operators retroactively to July 1, 1997. We have been informed that the license fee for terrestrial retransmission will be assessed if such terrestrial broadcast is received on the network operators' own head-ends, but not, however, if it is received via KDG signal delivery points, in which case GEMA considers the license fees payable by KDG to cover all retransmission of copyright-protected programming.

          In 1999, GEMA entered into a framework agreement with the Association of Private Cable Operators e.V., or ANGA, which, among other things, provides for the collection of license fees retroactively to July 1997. We believe that under the ANGA and GEMA framework agreement, GEMA is not yet collecting license fees for retransmission of satellite broadcasting from private cable and broadband operators, but may choose to do so in the future. Members of ANGA who accept this framework agreement receive a 20% reduction in the announced standard fees, resulting in a general license fee equal to 4% of the monthly subscription fees received by private operators from subscribers served by level 2 and 3 networks. Value-added taxes are also due on the general license fee.

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

          We have been informed that for a number of years KDG has been paying copyright royalties to GEMA for the retransmission of copyright-protected terrestrial broadcasting. KDG has advised us that it believes payment of this royalty permits KDG to allow private cable system operators connected to KDG signal delivery points to retransmit copyright-protected terrestrial broadcasting on level 4 networks. KDG has indemnified us in some instances against claims by the German copyright collecting societies for copyright royalties for level 4 network retransmission. The copyright royalty paid by KDG does not, however, cover retransmission of copyright-protected programming on level 2 and level 3 networks. The signal delivery contracts between us and KDG with respect to level 3 networks expressly provide that we will indemnify KDG in case of claims against KDG for breaches by us.

          SIGNAL DELIVERY PAYMENTS TO KDG AND SUCCESSOR PRIVATE OPERATORS FOR TELEVISION PROGRAMMING TRANSMITTED OVER OUR CABLE TELEVISION NETWORKS. For our level 3 networks and level 4 networks, we entered into signal delivery contracts with KDG to receive programming signal for delivery to our subscribers prior to KDG's sale of some of its networks. Where KDG has retained its network it remains our contract partner but where it has sold networks, successor private cable operators have assumed the obligations of KDG under the signal delivery contracts and have become our contract partners under the same terms as those contained in the original signal delivery contracts. At December 31, 2001, approximately 61% of our television subscribers are served by level 3 and level 4 networks, which receive programming pursuant to signal delivery contracts. In the city of Plauen, which historically had a level 3 network, we consolidated the KDG connection points, installed a head-end, and cancelled our KDG contract. In Leipzig, also historically a level 3 network, we consolidated KDG connection points, upgraded the network, constructed a head-end and cancelled the existing KDG contract. The Plauen network is now considered a level 2 network and the upgraded portion of the network in Leipzig and portions of the Sachsen/Sachsen-Anhalt/Thuringen region, is now considered a broadband network. We intend to continue to consolidate connection points and insert head-ends to reduce signed delivery fees paid to KDG and successor private operators.

          The terms of our signal delivery contracts vary. Most signal delivery contracts are for a fixed period, usually five to ten, and are subject to negotiated renewal. We typically pay KDG and successor private operators either a flat fee or a fee per subscriber that is determined by reference to a published fee schedule based on the number of homes connected to one connection point. A number of signal delivery contracts provide for an escalation of fees during the first three to five years (BAUZEITENREGELUNG) to ease our initial network development costs. The escalation clauses in the vast majority of these contracts have been triggered. Rate increases by KDG and successor private operators permitted under the fee escalation clauses in a number of these signal delivery contracts could result in an increase in the aggregate amount of signal delivery fees we pay to KDG and successor private operators. Historically, we have been able to increase the monthly subscription rates paid by our subscribers following increases in signal delivery fees by KDG and successor private operators. We expect that the additional costs associated with these fee increases will be reduced as a result of our anticipated reduced reliance on these agreements.

          CONTRACTS FOR DIGITAL TELEVISION PROGRAMMING TRANSMITTED OVER OUR BROADBAND NETWORKS. We have entered into contracts with the majority of the program providers with whom we are required to enter into contracts to obtain programming for our digital television packages and we are negotiating with the remainder. In general, the terms of these contracts are from two to five years and can be automatically extended for additional one year periods. Three of our agreements provide for the payment of a fixed fee per subscriber per month. Three of our agreements provides for a monthly payment of 40% to 50% of the revenues we generate from the channels which are subject to the agreement.

          In the event we wish to terminate our relationship with these program providers, most of our contracts provide for termination by us if

          -    less than 30% of our subscribers are interested in subscribing;

          - research conducted by us results in a finding that the delivery of the channel does not meet market expectations;

          - the content of the channel violates the statutory requirements of the territory; or

          - if the programmer breaches its obligations under the agreement. In addition, we may terminate the agreements if the programmer fails to deliver transmission during 15 minutes a day for a total of 14 days during a 90 day period or if we are obliged to do so by a governmental body.

          The contracts generally provide that the programmer may terminate only for an uncured breach of the terms of the contract and upon 30 days written notice to us.

          CONTRACT FOR PAY-PER-VIEW MOVIES, SPORTS AND OTHER EVENTS. We have entered into contracts with program providers including Telepool Europaisches Fernsehprogrammkontor GmbH, Helkon Media AG and Universal Studios International B.V. for the pay-per-view movies and other events we offer our subscribers. These contracts are generally for short periods or for specific events and have standard terms. Most of our agreements provide for the payment of a flat fee per program.

          CONTRACT FOR SET-TOP BOXES. On April 1, 2000, we entered into an agreement with Galaxis Technology AG, or Galaxis, for the purchase of the set-top boxes required for our digital television offering. Pursuant to this agreement, we agreed to purchase up to 50,000 set-top boxes from Galaxis. Orders for additional set-top boxes will be governed by this agreement. This agreement may be terminated by either party in the event of an uncured material breach by the other party. We may terminate the agreement upon Galaxis' delivery of defective set-top boxes or if the services and products delivered by Galaxis do not meet our specifications.

          CONCESSION AGREEMENTS WITH OUR SUBSCRIBERS. In order to be able to provide service to our subscribers, we have entered into long-term public concession agreements with local governmental authorities and private concession agreements with housing associations that administer large housing blocks. The agreements with governmental authorities were entered into prior to the enactment of the German Telecommunications Act of August 1, 1996. We are generally not obligated to make payments to local governmental authorities for the use we make of public rights-of-way to deliver our services. Under the German Telecommunications Act, holders of category 3 telecommunications licenses (which includes broadband network operators like us) have the right to use public rights-of-way free of charge for telecommunications lines serving public purposes provided that the use does not unduly restrict the primary use of the public spaces. Local building permits are required before new telecommunications lines are laid or existing telecommunications lines are changed. The German Telecommunications Act established a number of obligations related to this free-of-charge use of public-rights-of-ways. As a result, since August 1, 1996, it has no longer been necessary for us to enter into public concession agreements to obtain rights-of-way on public grounds.

          Private concession agreements with housing associations provide us with access to potential subscribers living in the housing blocks administered by these authorities and also frequently provide us with the right to use the respective private property owned by the housing associations. Individual private concession agreements typically provide access to a relatively small number of homes. As of December 31, 2001, our cable networks operated pursuant to a few hundred public concession agreements with local governmental authorities and more than 3,000 private concession agreements with housing associations.

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

          We are party to a number of concession agreements with Wohnungsbaugesellschaft Magdeburg GmbH, or WoBau, most of which were entered into by Funkmechanik Magdeburg GmbH, which we acquired in 1999, and by Antennen Lindemann, which we acquired in 1996. Concession agreements covering approximately 25,750 subscribers, expired in 2001 and the remaining concession agreements with WoBau, covering approximately 5,000 subscribers, will expire between 2002 and 2006. We have been notified by WoBau that it will not extend or renew these agreements with us.

          Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. Although we generally do not pay concession fees on any of our cable networks, in some cases we pay housing associations for billing and collecting subscription fees from homes within the applicable apartment blocks under agreements entered into prior to our acquisition of the related cable systems. In some limited cases, housing associations rather than the subscribers receive the broadcasting signal as part of their agreements with us. In these cases, the housing associations pay subscriber fees to us but are otherwise entirely responsible for the handling of subscriber relationships.

          THE NETHERLANDS

          ANALOG PROGRAMMING. We are not currently required to pay programming fees for the channels included in our basic and standard analog packages, except for the Discovery channel and Eurosport. In some instances, we receive programming fees from broadcasters to carry their programming on our networks. We pay royalty fees to BUMA/SENA, the Dutch copyright collection agency, for the retransmission of programming over our network in The Netherlands.

          The agreement with Discovery was entered into on January 1, 1998 and has been automatically extended annually since then. The agreement will extend until January 1, 2003, subject to earlier termination with three months' notice. The agreement with Eurosport was entered into on January 1, 2000 for a term ending January 1, 2003.

          DIGITAL PROGRAMMING. In March 2000, Multikabel acquired a 15.71% share in Mediakabel B.V., a consortium established by a group of Dutch cable television operators in 1997 for the purpose of developing and introducing digital broadcasting services in The Netherlands. Mediakabel provides a full range of operational services to the consortium, in exchange for which each member of the consortium, including Multikabel, pays a fee to Mediakabel based on the number of subscribers in its service area. All revenues from digital broadcasting services are recognized directly by Multikabel and all programming fees are paid directly by Multikabel. In May 2000, Multikabel launched digital audio and video services through its participation in Mediakabel. The agreement with Mediakabel does not provide us with programming contracts for our digital television offering.

          Multikabel entered into an agreement with BUMA regarding the royalty fees for the retransmission of digital programs. The agreement term was from January 1, 2000 until December 31, 2001. The parties have undertaken to negotiate an amended agreement during 2002, pending which the terms of the prior agreement will continue to apply.

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

          In February 2000, we entered into a contract with Europe MovieCo Partners Limited for the provision of the CineNova channel. The agreement provides for payment by us of a fixed fee for 50,000 subscribers which will increase to cover all of our subscribers in The Netherlands by October 31, 2003, regardless of the actual number of our subscribers which are purchasing the CineNova channel. This agreement has a term of seven years unless earlier terminated or extended. Either party may terminate the agreement if six months prior to the end of the fifth year, the CineNova channel does not have at least 100,000 subscribers in the relevant distribution areas. If six months prior to the end of the fifth year, the Cinenova channel has between 100,000 and 185,000 subscribers, Movieco may provide us with a written early termination notice, upon receipt of which we will enter into good faith negotiations to reduce the participation levels for the remaining years under the agreement.

          PAY-PER-VIEW PROGRAMMING. With respect to films, documentaries and events, we have entered into agreements with Columbia Tristar International Television (CPT Holdings Inc), DreamWorks International Distribution ILC, Twentieth Century Fox Telecommunications International, Inc., Monarchy Enterprises B.V., Universal Studios International B.V. and Warner Bros. International Television Distribution. The agreements have terms ranging from two months to three years.

          INTERNET SERVICES. Until July 1999, we operated an Internet service provider, MultiWeb B.V., which provided Internet access services to our Internet subscribers. On July 9, 1999, we sold MultiWeb to Sonera and entered into a distribution agreement with Sonera, under which our Internet subscribers obtained Internet access. On July 1, 2001 we bought back the broadband Internet services from Sonera again and entered an Operating Agreement with Chello Broadband Nederland B.V. for the provided Internet services such as transit, e-mail and news services. This contract will extend until July 1, 2002.

          CONTRACTS RELATING TO THE NETWORK. We have retained City Com B.V. to design, implement, deliver and install a management system, using switch multitaps, modems and related equipment for our interconnected cable networks. This management system enables us to remotely manage our entire cable television network in The Netherlands. This turnkey order was delivered in May 2000 with the exception of one portion which was completed in April 2001. In addition, we purchased a synchronous digital hierarchy network from Lucent during 2000.

          In December 1999, we entered into a Cablelink Agreement with KPN Telecom B.V. or KPN, effective as of July 1, 1999. Pursuant to this agreement, KPN provides us with various channels and radio frequencies, which we, in turn, provide to other networks and our subscribers. This agreement will terminate on July 1, 2002.

          Tellabs and Primacom have entered into a Memorandum of Understanding on 1 November 2001 regarding the technical trial in Heerhugowaard for the launch of Voice over Internet Protocol (VoIP). We have also signed a Next Generation IP Architecture (NGA) Deployment Program Module.

          At the end of 2001 Multikabel entered an agreement with SupportNet for the purchase of Internet related equipment for setting up and ISP platform for the business market. This contract also includes a support agreement and an agreement for transit/peering.

          In September 2001 Multikabel entered an agreement with Kannegieter Electronica B.V. for the delivering of Extreme Networks equipment for upgrading the Ethernet backbone regarding the IP-traffic. We also entered a support contract.

          Multikabel furthermore entered new contracts with Arris International for the delivery of CMTS regarding the Internet product and all kind of (smaller) contracts for improving and maintaining the network.

          TRANSFER AND OPERATING AGREEMENTS. We, along with N.V. Nutsbedrijf Haarlemmermeer, entered into transfer and operating agreements with 43 municipalities whereby we both own and operate the central antennae installations located on land owned by the municipalities. Many of these agreements are standard and will expire in 2003.

          COMPETITION IN GERMANY AND THE NETHERLANDS

          The cable television and broadband businesses within Germany and The Netherlands are highly competitive. We compete for subscribers and for acquisitions of cable networks.

          COMPETITION FOR SUBSCRIBERS

          We will not compete with other cable television operators in our franchise or concession areas since "overbuilding" of a second cable network where there is an existing network does not occur in Germany, except in limited cases. However, we will face competition for subscribers from:

          - a growing number of operators who deliver the same or similar packages of television programming and other services on delivery platforms that are different from ours including antennae, digital direct-to-home (which can be both analog, or analog direct-to-home, and digital, or digital direct-to-home), such as those offered by Kirch, Premiere World and Canal +, and satellite master antenna television systems; and

          - providers of different products and services in those areas where we operate our broadband networks, including Deutsche Telekom and Premiere World in Germany and UPC, Essent and Casema in The Netherlands, which offer other digital television services and, through Deutsche Telekom in Germany and KPN in The Netherlands, provide high-speed Internet and telephony services.

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

          Analog direct-to-home satellite users obtain programming from one of a number of different satellites, including Astra and Eutelsat, in both Germany and The Netherlands. In order to receive analog direct-to-home satellite-delivered programming, the consumer must have an outdoor reception dish, which generally is smaller and less expensive than the satellite dish typically used in the United States. Analog direct-to-home satellite-delivered services are widely available in Germany and The Netherlands, although the current consumer base in The Netherlands is limited due to high cable penetration. We believe that analog direct-to-home satellite-delivered services will continue to provide significant competition in the future. However, we believe cable television has a number of competitive advantages over analog direct-to-home satellite-delivered services for the following reasons:

          - Cable television does not involve an up-front cost for the purchase of a dish and related equipment required for analog direct-to-home.

          - Satellite dishes are often perceived as unsightly. Planning or zoning laws and regulations, building rules and building lease contracts often forbid satellite dishes being fixed to buildings where cable television services are available.

          - At present, there is generally a wider range of national, regional and local programming available on cable networks. This is due, in part, to the inability of analog direct-to-home reception dishes to receive programming from multiple satellites at any given time or to switch to a further satellite without being realigned by a technician.

          - Cable service operators generally provide a local presence and service to their subscribers.

          - Consumers have expressed concerns as to the level of fees that they will be required to pay to providers of analog direct-to-home satellite-delivered programming if and when digital direct-to-home satellite signal is encrypted.

          - As cable television networks are upgraded, a full range of broadband network products and services may be offered which will build subscriber loyalty.

          We believe that, should analog direct-to-home satellite signal be encrypted, we would benefit from an increase in the number of subscribers as former analog direct-to-home users seek alternative sources of television programming. We believe that analog direct-to-home satellite-delivery service may become more competitive with cable service if digital compression technology is implemented in the industry such that satellite services can provide more channels and direct specific programming to particular subscribers. As we upgrade our cable television networks in Germany, we will be able to offer substantially more programming alternatives and pay-per-view services. Accordingly, we do not believe that our broadband networks will be at a competitive disadvantage to either analog direct-to-home or digital direct-to-home even if digital compression technology is implemented in the satellite services.

          In addition, we face competition from digital direct-to-home satellite-delivered services. In The Netherlands, licenses have been awarded for digital direct-to-home television, which will compete with our digital television offering. During the last two years, Premiere World has commenced digital direct-to-home operations in the German market. We believe that digital direct-to-home has not achieved meaningful penetration of the German market. However, Premiere World has exclusive programming, including sports contracts. Therefore, we believe that additional penetration will be achieved by Premiere World and will result in a loss of subscribers to cable network operators in Germany, including subscribers to our networks. The introduction of our digital television and pay-per-view services will compete directly with Premiere World. In The Netherlands, digital direct-to-home operations currently exist on an even smaller scale than in Germany.

          Cable television networks also face competition from satellite master antennal systems that serve condominiums, apartment buildings and other private residential developments. These delivery methods are limited and are not able to offer a full range of broadband services on a large scale.

          In addition to competition with providers of programming using different platforms as described in the preceding paragraphs, we also compete for subscribers with providers of different products and services in those areas where we operate our broadband networks. Since we started offering digital services earlier this year, we have been competing with other digital television services. Our primary competitor in Germany is Premiere World. Premiere World has several exclusive long-term contracts with major film studios, program producers and sports franchises for a substantial amount of entertainment and sports programming. Premiere World delivers its product in analog and digital packages via Deutsche Telekom's cable television network and direct-to-home via satellite. We believe Premiere World has a current market share of approximately 4% of the television homes in Germany. In The Netherlands, UPC, our largest shareholder, is the largest broadband operator, followed by Essent and Casema. We believe that these three operators account for approximately 80% of the Dutch cable market.

          Once we launch our voice-over-IP platform, we will compete with several other providers of local telephony service, including KPN's fixed line network in The Netherlands. We will also be competing with several wireless telephony services, many of which have financial resources substantially in excess of ours.

          With respect to high-speed Internet access, we compete with other access mechanisms, such as ADSL lines, standard dial-up services and dial-up services over digital direct-to-home. We believe high-speed Internet access over broadband networks has several competitive advantages over these alternative Internet service access mechanisms, including convenience, access speed and price. Our Internet service requires no dial-up time because the subscriber is always on-line, 24 hours a day. We believe Internet access over broadband networks can be 10 to 15 times faster than access over ISDN. Finally, our product is priced on a flat fee basis with no additional charges for usage. From a pricing standpoint, we believe our product becomes particularly attractive, compared to most other alternative access mechanisms, to subscribers who use the service for more than 20 hours in a month. We do not believe that we actively compete with larger, more well established Internet service providers such as T-Online (Deutsche Telekom's Internet service provider), AOL Europe in Germany, KPN, Chello Broadband NV and World Online in The Netherlands.

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

          COMPETITION FOR ACQUISITION OF CABLE NETWORKS

          The cable television industry in Germany is in the process of consolidation. We encounter competition for the acquisition of cable networks from both existing cable television operators and financial investors. Many of these competitors or potential competitors have significantly greater financial resources than us, including in Germany the cable operations of Deutsche Telekom, Robert Bosch, TeleColumbus, EWT/tss and UPC, our largest shareholder, and in The Netherlands, UPC, Essent, and Casema. If any of the existing or potential competitors significantly expand their acquisition activities, our ability to continue implementing our acquisition strategy may be materially affected.

          LITIGATION

          We may from time to time be involved in litigation incidental to the conduct of our business. We are not a party to any lawsuit or legal proceeding that, in the opinion of management, is likely to have a material adverse effect on our business and financial condition.

          LITIGATION RELATING TO OPERATIONS OF SUWEDA PRIOR TO MERGER

          As a result of the merger between KabelMedia and Suweda in December 1998, we succeeded to litigation against Suweda or its affiliates. In order to allocate the risks related to this litigation, KabelMedia and Wolfgang and Ludwig Preuss, two major shareholders of Suweda, entered into an indemnity agreement. Under which Wolfgang and Ludwig Preuss, jointly and severally, agreed to indemnify KabelMedia, us and our successors, until November 20, 2003, from any claim and damages arising out of or in connection with civil or criminal litigation or proceedings arising out of events relating to Suweda prior to our merger with it, including the ongoing litigation.

          This indemnification excludes all litigation arising from the planning, manufacturing, operation and distribution of broadband cable networks, and all litigation risks arising in the ordinary course of business and which do not exceed approximately EURO 13,000 individually or approximately EURO 511,000 in the aggregate. In the event the total claims exceed EURO 511,000, liability under the indemnity agreement is limited to the amount of such excess. We have the right to manage any litigation, but Wolfgang and Ludwig Preuss have the right to object to the settlement of any claim. The agreement provides that any dispute between us and Wolfgang and Ludwig Preuss regarding such settlement will be determined by an independent lawyer.

          The last remaining civil proceeding covered by the indemnity agreement was settled during 2001. This litigation was instituted by the East German Privatization Agency (BUNDESANSTALT FUR VEREINIGUNGSBEDINGTE SONDERAUFGABEN, or
BVS) against Suweda and related to Suweda's purchase of BRANDENBURGISCHE BAU AG, or BBAG. BVS sued Suweda for payment of EURO 7,465,000 for breach of contract. BVS alleged that Suweda, by reducing the workforce of BBAG, had acted in breach of contract. The district court in Berlin dismissed the claim for payment. In November 1998, BVS appealed this decision, reducing its claim to EURO 6,851,000. We rescinded a settlement agreement which was reached at a first court hearing on November 1, 2000, pursuant to which we would have had to pay EURO 3,553,000 to BVS. On June 25, 2001, we reached a settlement whereby we paid EURO 1,559,440 to BVS. Wolfgang and Ludwig Preuss indemnified us for the entire amount of this settlement.

          LITIGATION WITH HOUSING ASSOCIATIONS

          During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with us, brought a civil action seeking to limit our ability to increase the subscriber fees charged by us to tenants of the housing association without the prior consent of the housing association. This action was dismissed on March 6, 2001 by the federal court of justice (BUNDESGERICHTSHOF), which held that the concession agreement clause requiring prior approval of the housing association improperly restrained competition.

          However, in December 1998, GGG notified us that it was terminating the concession agreement as of December 31, 1999, approximately 12 years prior to the end of its term. GGG stated that the termination was based on its allegation that we breached the concession agreement when we increased prices without the consent of GGG, which was the subject of the lawsuit described above. GGG also alleged that because the concession agreement contains standard non-negotiated terms and the duration of the contract is 20 years, it is terminable at any time by either party. We rejected the early termination and GGG sought judicial confirmation of its early termination, filing another civil action against us with the regional court (LANDGERICHT) in Chemnitz. On January 7, 2000, the court dismissed the action, acknowledging our substantial investments in Chemnitz and ruled that the period required for building the cable network must not be taken into account in considering the duration of a concession agreement. In effect, the court's decision confirmed our long-term contract with GGG. The court also ruled that, irrespective of whether consent by the GGG housing association was required, our price increase did not constitute sufficient grounds for early termination. In February 2000, GGG appealed the decision to the superior court (OBERLANDESGERICHT) in Dresden. In December 2001, the superior court (OBERLANDESGERICHT) in Dresden upheld the decision of the regional court. The period allowed to appeal this decision terminated in January 2002.

          In October 1999, WOHNUNGSBAUGENOSSENSCHAFT WENDENSCHLOSS E.G., through which we serve 1,365 subscribers, applied to the regional court (LANDGERICHT) in Berlin for a judgment permitting the early termination of its concession agreement. The court held that the concession agreement is terminable after 12 years. We have appealed the decision to the court of appeal (KAMMERGERICHT) in Berlin and a hearing has been scheduled for July 2, 2002.

          In April 2001, WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH applied to the regional court (LANDGERICHT) in Magdeburg for a judgment prohibiting us from serving customers in some of the premises of WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH. On February 15, 2002, the regional court decided this matter in favor of WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH. We have appealed this decision to the superior court in Nuremberg, which has not yet set a date for a first hearing.

          Since August 2001, customers of WOHNUNGSBAUGENOSSENSCHAFT LIPSIA EG have sought temporary injunctions against the Company in an effort to freeze fee increases and to terminate the contracts. The district court in Leipzig issued several injunctions against the Company, but the Company believes that it will eventually prevail in the main proceedings.

          PROGRAMMING LITIGATION WITH HOUSING AUTHORITIES AND WITH PROGRAM PROVIDERS

          In November and December 2000, several German program providers (Kabel 1, SAT 1, Pro 7, DSF, tm3, N 24, RTL 2, Super RTL, and Vox) obtained injunctions from the district court in Leipzig precluding the Company from carrying their programs exclusively in digital format or carrying programs in digital format in return for the payment of subscriber fees, in either case without the consent of the program providers. The Company has restored its analog television offering and are operating under the terms of the injunctions. The Company commenced negotiations with the programmers and reached an interim agreement with RTL 2, Super RTL and Vox expiring on March 31, 2002, and with tm3 terminating on December 31, 2001. These agreements provide that the Company will continue to carry RTL and tm3 programs in both analog and digital format, together with other specified digital services. The agreements also provide that the Company will neither pay nor receive payment for this programming and that the Company may not offer these programs to subscribers as part of special packages. The agreements further provide that the Company and the other parties will seek to negotiate a definitive programming agreement and that, in the event any fees are to be paid under that agreement, the payment will be retroactive to January 1, 2001. The Company is also negotiating with Kabel 1, Pro 7 and DSF, which have all obtained injunctions preventing the Company from offering their programs exclusively in either analog or digital format. The Company has committed not to carry N24's program in digital format if we do not also carry the program in analog format.

          In the proceedings of the main action of DSF against the Company, on May 15, 2001 the district court in Leipzig decided that the Company would not be allowed to offer DSF programs in digital format until the parties reach an agreement on analog distribution. The Company has decided not to appeal this decision. Since DSF has not served the judgment on the Company, the Company is still distributing the DSF programming in both analog and digital format. In the proceedings of the main action of Kabel 1 and Pro 7 against the Company, the regional court (LANDGERICHT) dismissed the actions declaring that it lacked jurisdiction because the parties had also instituted arbitration proceedings. Kabel 1 and Pro 7 have appealed the decision to the court of appeal (OBERLANDESGERICHT) in Dresden. The first hearing of the Kabel 1 action was scheduled for October 23, 2001 and the first hearing for the Pro 7 action was scheduled for December 4, 2001. The parties have agreed to suspend both proceedings until August 2002.

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

          REGULATION IN GERMANY

          CABLE TELEVISION LICENSES. The German Telecommunications Act came into force on August 1, 1996. The Act is meant to foster competition, to ensure adequate services nationwide and to establish an administration system for bandwidth frequencies. The German Telecommunications Act ended the network monopoly of Deutsche Telekom. Telecommunications services, including the provision of transmission capacity, may now be provided by anybody subject to the requirements established in the German Telecommunications Act. The German Telecommunications Act sets forth licensing requirements for the operation of transmission paths which extend beyond the borders of a single parcel of property and which are used to offer telecommunications services to the public. The establishment and operation of cable television and broadband networks falls within the scope of the licensing requirements set forth in the German Telecommunications Act.

          The German Telecommunications Act establishes the following four different license classes:

          - licenses for the operation of transmission lines for mobile radio services to the public by the licensee or another entity (license class 1: mobile radio license),

          - licenses for the operation of transmission lines for satellite radio services to the public by the licensee or another entity (license class 2: satellite radio license),

          - licenses for the operation of transmission lines for telecommunications services to the public by the licensee or another entity, the provision of which is not covered by license classes 1 or 2 (license class 3), and

          - licenses for voice telephony services to the public based on self-operated telecommunications networks (license class 4).

          The operation of cable television networks, including those with two-way transmission paths with reverse path capability, falls within license class 3. We believe that we have obtained all material class 3 licenses required to operate our business.

          Transmission lines for the operation of cable networks, including level 3 and level 4 system networks, which have been operated in accordance with the legal provisions in effect prior to the entry into force of the German Telecommunications Act continue to be authorized and do not need to be licensed under the German Telecommunications Act. The operation of an in-house network (level 4) does not require a license.

          The German Telecommunications Act subjects telecommunications enterprises that are deemed to be "market dominating" to special provisions. These provisions cover, in particular, the regulation of tariffs, business terms and conditions and the granting of open network access, including interconnection obligations. Tariffs for telecommunications services of market-dominating enterprises are subject to the review of the regulatory authority. These tariffs have to be based on the costs of efficient service provision. Detailed regulations are included in the Ordinance on Telecommunications Tariff Regulation of October 1, 1996. The business terms and conditions for telecommunications services subject to license and for universal services are also subject to the regulatory authority's control. The regulatory authority has the right to object to business terms and conditions which are not in conformance with relevant provisions of European Union law. Public telecommunications carriers are required to interconnect their networks with those of other carriers. Market-dominating public telecommunications carriers are required to allow other users to access their networks or parts thereof. Detailed regulations are included in the Ordinance on Special Network Access of October 23, 1996.

          The Telecommunication Customer Protection Ordinance of December 11, 1997 regulates the relationship between providers of telecommunications services and their subscribers. It sets forth several specific obligations for market-dominating providers and various obligations for all other providers. It specifies, for example, rules for invoicing, universal services and quality parameters. The Ordinance also invalidates contractual clauses which attempt to limit subscribers' rights under the Ordinance.

          Under the German Telecommunications Act, a person offering telecommunications services for which no license is required must notify the regulatory authority within one month of the start-up, modification or termination of operations. We believe that we have complied with this notification obligation.

          Retransmission and channel line-up provisions; media and Internet services. The retransmission of cable television programs within Germany through private cable television and broadband networks is regulated at the joint-state level pursuant to The State Treaty on Broadcasting within the united Germany, or the State Broadcasting Treaty, and at the state level pursuant to the media laws of the various German states. The State Broadcasting Treaty describes the various states' authority to make decisions with respect to the assignment and use of transmission capacities to be transformed into generally binding law by way of the states' media legislation. The State Broadcasting Treaty also provides that the retransmission of cable television programs which may be received nationwide and which have been produced in accordance with applicable European legal provisions must be permitted by the federal states within the framework of existing technical capabilities. With the most recent amendments to the State Broadcasting Treaty, which entered into force in April 2000, cable television networks are obligated to transmit specific programs via digital technology ("must-carry obligation")as long as the aggregate transmission capacity for these transmissions does not exceed the capacity of four analog television channels. In addition, cable network operators must guarantee that one third of the capacity available in digital technology is used to transmit a diverse selection of programs, including special-interest channels foreign language channels that must be programs in their choice of programs to be retransmitted ("can-carry obligation"). State laws generally provide that the simultaneous retransmission of an unchanged and complete cable television program is not subject to any licensing requirement, but does subject the operator to an obligation to report the retransmission to the relevant state media institution. Failure to comply with this reporting obligation may result in a maximum fine of between DM500,000 (approximately EURO 255,645) and DM1,000,000 (approximately EURO 511,292), depending on the German state in which the violation occurs. To date, the state media authorities have not strictly enforced this reporting obligation.

          Broadcasting activity (which is defined to exclude the simultaneous and unchanged retransmission of programming), such as the insertion of local commercials, subjects the cable television or broadband operator to a different regulatory regime. Private broadcasting companies require a broadcasting license issued in accordance with the provisions of the State Broadcasting Treaty and the media laws of the states. While the State Broadcasting Treaty sets forth the framework for the regulation of private broadcasting, the state media laws set forth detailed requirements with respect to diversity of opinion, observation of constitutional principles, child protection, professional ethics and restrictions on advertisement.

          Private cable television and broadband operators are required to observe channel line-up priorities established by the state media institutions under the state media laws with reference to the technical capabilities of the cable television or broadband networks in connection with the retransmission of cable television programs. Channel line-up refers to the order in which the various television and radio programs are fed into the channels of, and retransmitted through, cable television networks. Generally, the channel line-up priority has been established as follows:

          -    programs which have been legally prescribed by the state;

          - programs commonly received within the federal state (i.e., those programs which may otherwise be received without additional antennae);

          - programs which may be received locally with the use of additional antennae; and

          -    all other programs.

          In addition, a number of state media laws have established priorities for programs falling within the last-mentioned category for programming produced within the European Union. The European Commission has stated that ranking decisions granting German programs a higher priority than programs from outside Germany could be discriminatory and contrary to European law.

          In the past, problems have existed due to the common use of some frequencies by the receiving and distribution systems of cable operators, on the one hand, and aeronautical radio navigation and public safety services on the other hand. After lengthy discussions, the regulatory authority announced in July 2000 that a compromise was reached between the regulatory authority, the German Air Navigation Services Organization, Deutsche Telekom and the German Association of Private Cable Operators known as ANGA. Pursuant to this compromise, the air navigation services have relocated some of their operating frequencies and have initiated international coordination of the operating frequencies that are used at three German airports. In addition, Deutsche Telekom has implemented a frequency offset. ANGA has requested its members using extended band channel 24 for systems with their own head-end located in the approach areas of German airports, to either implement a shift in frequency or to check and ensure that their systems do not exceed the 20 dBpW radiation disturbance limit that is part of this compromise.

          This compromise has resulted in the adoption of three new ordinances governing the allocation, use and assignment of frequencies. The three new ordinances entered into force in May 2001. Pursuant to the ordinance on the allocation of frequencies, the free use (i.e., the use without an individual permit, approval or other regulatory resolution) of frequencies between 9 KHz and 30 MHz in and along conductors, including the cable networks we operate, is permitted provided that specified conditions are met. These conditions include that (1) the disturbing radiation emitted by the conductors does not exceed identified limits and (2) the frequencies are not used for security purposes, as identified by the German regulatory authority. If the above conditions are not met with respect to a frequency, the German regulatory authority will decide on a case by case basis whether that frequency may be used and may impose restrictions or conditions on that use. This regulation may prevent us from using some or all of the relevant frequency bands to retransmit programming over our cable networks. Should this occur, we may need to make further investments in our German networks in order to continue providing our current services.

          With respect to frequencies between 30 MHz and 3 GHz, the above conditions for the free use of frequencies in and along conductors will take effect on July 1, 2003.

          The German states have signed a State Treaty on new media services, or the State Treaty on Media Services, which came into force in August 1997, concurrently with the Teleservices Act. The State Treaty on Media Services and the Teleservices Act basically constitute currently effective legislation relevant to setting up and operating various types of Internet and video-on-demand services. The State Treaty on Media Services imposes various obligations on providers of media services, which are defined in the State Treaty on Media Services as information and communication services addressed to the general public. Teleservices are defined in the Teleservices Act as information and communication services for individual use on the basis of telecommunication transmission. Media services include distribution services offering direct sale or lease of objects or services, known as teleshopping, distribution services in the form of television text, radio text or similar text services and other call-services which offer text, sound or pictures in electronically stored form. Providers of these media services include persons who offer their own or third-party media services or who provide access to media services. To the extent that we are considered a provider of media services, we may be subject to obligations under the State Treaty on Media Services. The State Treaty on Media Services includes, among other things, rules on responsibility for content, advertising, data protection and protection of children and young adults. Providers of tele services are responsible under general laws for content which they make available to others.

          The State Treaty on Media Services and the Teleservices Act have not, to date, materially affected our ability to make independent business decisions with respect to the rates charged for, or other matters relating to the provision of, the services covered. There can be no assurance that legislation will not materially influence our business decisions on these matters in the future.

          TELEPHONY DEREGULATION. The Telecommunications Act establishes licensing requirements for the provision of voice telephony services to the public on the basis of self-operated transmission paths. Regulations governing licenses for voice telephony services came into effect in January 1998. If we offer voice telephony or voice-over-IP services over our networks, we may have to obtain a class 4 license, depending on how those services are provided.

          DATA PROTECTION. Each of the German Telecommunications Act, the Act on Data Protection in connection with Teleservices and the State Treaty on Media Services contain provisions relating to data protection. In addition, the Federal Act on Data Protection also applies. These laws set forth the rules on how and under what conditions subscribers' personal data may be collected, processed, used and forwarded to third parties. Each of these activities requires either the subscribers' consent or a specific authorization in the relevant laws. Another requirement is that personal data may be collected and processed only for specific purposes, which must be disclosed to the subscribers including the scope and the manner of processing data.

          E-COMMERCE. In December 2001, the German Parliament adopted a new act on electronic commerce. The act consists of various amendments to the current Teleservices Act, the Act on Data Protection in connection with Teleservices and the Act on Civil Procedure and seeks to harmonize these acts with the provisions of the European Union e-Commerce Directive.

          REGULATION IN THE NETHERLANDS

          TELECOMMUNICATIONS AND MEDIA SERVICES. The following regulatory regime in The Netherlands applies to telecommunications and media services.

          - REGULATORY FRAMEWORK. The liberalization of the Dutch telecommunications and cable television sector has generally proceeded at a quicker pace than required by the European Union directives. The Dutch Telecommunications Act took effect, with the exception of a few provisions, in December 1998 and further liberalized these sectors. The Dutch Telecommunications Act governs, among other things, the installation and operation of public telecommunications networks, which include cable television networks, and the provision of telecommunications services, including the provision of telephone and Internet/data services. The provision of media services through the cable television network, and more specifically content, is regulated primarily by the Dutch Media Act, as amended, and the Media Decree. The most important term in the Media Act is "program", defined as an electronic product containing images or sound, meant to be broadcast to and designated to be received by the general audience or a part thereof, except for data services, services that are only available on individual demand and other interactive services. Agreements with municipalities and the competition laws also impose restrictions on cable television operators.

               Under the new Dutch Telecommunications Act, the regulatory authority, known as OPTA, is charged with regulation and dispute settlement in relation to the provision of telecommunications networks and services. An appeal to a decision of OPTA has to be filed exclusively at the District Court of Rotterdam. Under the media laws, media service providers are subject to content requirements, which are overseen by the COMMISSARIAAT VOOR DE MEDIA.

          - REGISTRATION. The Dutch Telecommunications Act does not require a license for the installation, maintenance or operation of a cable network. Cable network operators need only to register with OPTA. The registration does not give an operator any exclusive right. Any registered person may install, maintain and operate a cable network alongside an existing one. The Dutch Telecommunications Act gives cable network operators and providers of other public telecommunications networks, under a number of conditions and restrictions, rights of way to install and maintain the network concerned, which are identical to those previously exclusively enjoyed by KPN, the incumbent telecommunications operator in The Netherlands.

          - OWNERSHIP ISSUES. The Dutch Telecommunications Act provides that the ownership of cables that have been installed in public and/or private grounds and are intended to be used for a public telecommunications network or a cable television network is retained by the provider of the public telecommunications network or cable television network concerned. This provision is necessary because, as a general rule under the Dutch Civil Code, the cables would, by accession, become part of the grounds in which they are installed and the owner of the grounds concerned would own the cables.

          - PROGRAMMING. Pursuant to the Dutch Telecommunications Act and the Media Act, a cable television network provider must transmit to all its subscribers at least 15 programs for television and at least 25 programs for radio, called the basic package, including approximately seven television and nine radio mandatory channels. The Media Authority may grant a total or partial exemption from these obligations if the provider does not have significant market power in its area of coverage. The Media Authority may grant an exemption from the obligation to transmit specified programs if the financial burden on the provider would be unreasonably high.

               Our Dutch operating companies often purchased their cable television networks from the local municipalities. Pursuant to the terms of the agreements with the municipalities, our Dutch operating companies were obligated to continue to provide basic tier services of between 20 and 30 television channels, including the 15 required under the media laws.

               Cable television operators are allowed to transmit their own programs within The Netherlands upon obtaining a broadcast license from the Media Authority. The licensee must comply with the advertising and sponsorship rules set forth in the media laws, which are consistent with the European Union Television Without Frontiers Directive.

          - PROGRAM COUNCIL. Each municipality has to establish a program council, which is an independent authority and provides the cable network operator with advice concerning the 15 television programs and 25 radio programs in its basic package. The cable operator is only allowed to deviate from the advice in a limited number of onerous circumstances. The cable network operator may ask the program council for non-binding advice concerning the programs distributed outside the scope of the basic package. When several cable networks are connected and, in principal, function as one cable network, a joint program council may be established.

          - MONITORING MEDIA CONCENTRATIONS. The Dutch government recently assigned the Media Authority a monitoring task with regard to, among other things, media concentrations. The Media Authority has to report on an annual basis on issues like vertical concentrations between content producers, content providers and rights owners. Special focus will be on sports and movie rights. The report may authorize the Dutch Independent Telecommunications Authority and/or the Dutch Competition Authority to take appropriate measures in this regard.

          - NETWORK ACCESS SERVICE PROVIDERS. The Dutch government has presented a policy memorandum (KABEL EN CONSUMENT: MARKTWERKING EN DIGITALISERING) in which it is stated that the government will encourage competition in the near future between several types of telecommunication infrastructures and competition on existing cable infrastructures. Existing cable operators will have to allow third-party service providers (e.g., Internet access providers) to offer services to end users via their existing cable networks. This implies, when the proposals are agreed upon, we would have to offer third parties access to our networks in The Netherlands. Existing competition regulation and the EU Open Network Provision directives, or ONP, will be similarly applied to cable infrastructures. Following the presentation of the policy memorandum, a proposed bill was presented that formalizes the guidelines contained in the policy memorandum. In connection with the bill, the Dutch competition authority and OPTA issued a joint consultation on the Internet market. The preliminary conclusion of the consultation is that there is a separate market for broadband Internet access and/or Internet network access. Depending on the outcome of the consultation and/or the wording of the new bill, OPTA may be authorized to impose obligations pursuant to the ONP regulation. However, these obligations would not be imposed in an "emerging market".

          - NETWORK ACCESS PROGRAM PROVIDERS. In addition to the guidelines in the proposed policy memorandum, OPTA will be authorized to require designated cable network operators to provide transport capacity to program providers. The proposed bill also appears to regulate services that are closely linked with the program for which access is requested.

          - PRICE REGULATION. The Media Act authorizes the competent minister to set maximum price levels for basic tier services. This authority has not, however, been exercised in The Netherlands. Furthermore, often the municipality contracts regulate the maximum subscription price for the duration of their contracts with Multikabel.

          TELEPHONY AND INTERNET/DATA SERVICES. The following regulatory regime applies to telephony and Internet/data services.

          - REGULATION FRAMEWORK. Until recently, the fixed telecommunications infrastructure was a statutory monopoly of KPN. As described above, the Dutch telecommunications sector has been liberalized in advance of and in accordance with European Union telecommunications policy and cable television networks may now be used for the provision of all telecommunications services. Number portability was introduced in The Netherlands in 1999.

          - INTERCONNECTION. The Dutch Telecommunications Act generally implements European Union telecommunications policy on interconnection.

          - PRICE REGULATION. While telephony services offered by a cable company are not currently subject to price regulation, the prices of its competitor, KPN, are. OPTA indicated that KPN should reduce its end-user tariffs in accordance with principles of cost orientation as set forth by OPTA during 1999. In September 1999, OPTA introduced its new price cap mechanism, deciding that KPN was to reduce a basket of its nominal end user rates (not including international rates) by 5.3% per year for the next three years. KPN may adjust its resulting rates for inflation, which must lead to a net decrease of at least 3.3% in the first year. The fact that KPN's end-user tariffs for all of its basic telephony services (with the exception of international calls, but including ISDN) must be cost orientated may have a negative effect on cable companies' ability to compete.

               In a decision on June 29, 2001, OPTA determined the tariffs KPN may charge for interconnection with its fixed telephony network in the period between July 1, 2001 through June 30, 2002. Some rates were decreased and others were increased or were further broken down into cost components. The overall impact of these changes on the costs for cable companies to interconnect with KPN is uncertain.

          - INTERNET/DATA SERVICES. Under the Dutch Telecommunications Act, Internet/data services are regulated as public telecommunications services. As such, our Dutch operating systems will have to register with OPTA as providers of public telecommunications services and/or networks and our prices for these services are not regulated.

          e-COMMERCE. THE FOLLOWING REGULATORY REGIME APPLIES TO E-COMMERCE IN THE NETHERLANDS

          - COPYRIGHT AND RELATED RIGHTS DIRECTIVE. The European Union Directive on copyright and related rights in the information society and the amended proposal of May 1999 intend to ensure and harmonize a high level of copyright protection for creators of copyright protected works and related entities throughout the European Union with respect to the transferability of copyright protected works. The Copyright Directive will have particular importance for all e-commerce. The Copyright Directive develops further the exclusive distribution rights of copyright owners. It also creates some exemptions from these exclusive distribution rights, such as by distinguishing between digital and analog as well as temporary and permanent copies and by granting some privileges for private use, research and scientific purposes and public education. Further, the Copyright Directive addresses the legal protection of technical facilities for the protection of copyright works. The Copyright Directive envisions an implementation into the national laws of the Member States by December 31, 2001.

          - e-COMMERCE DIRECTIVE. The recently adopted e-Commerce Directive on legal aspects of information society services, and in particular electronic commerce in the internal market, determines some of the essential legal parameters for the development and operation of e-commerce in the internal market. The Member States have to implement the Directive into national legislation before January 17, 2002. The e-Commerce Directive is not yet a part of national law and the Dutch government has not yet prepared legislation to implement the e-Commerce Directive.

          - DISTANCE CONTRACTS DIRECTIVE. The Distance Contracts Directive sets out the legal framework for consumer protection in some fields of e-commerce (excluding, among others, financial services, telecommunications services, transportation services and others). Consumer protection, as regulated by the Distance Contracts Directive, will be of relevance for direct and indirect e-commerce transactions, in particular business-to-consumer transactions. Any vendor engaging in business-to-consumer transactions in the European Union must make sure that the Vendor's business is operated in conformity with the minimum requirements of the Distance Contracts Directive, unless member states set out higher legal thresholds with regard to business-to-consumer transactions when implementing the Distance Contracts Directive. In The Netherlands, no higher standards from those in the Distance Contracts Directive, which was implemented by act of December 21, 2000, were included in the Dutch Civil Code. The Netherlands is in the process of implementing the Distance Contracts Directive in the Dutch Civil Code. Germany did so on June 27, 2000. The Distance Contracts Directive applies to each contract negotiated at a distance between a professional business and a consumer and involving the use of one or more means of distance communication. The various means of communication have to be used as part of an organized distance sales or service provision scheme not involving the simultaneous presence of the supplier and the consumer. The aim of the Distance Contracts Directive is to ensure that the means of distance communication are not used to reduce the amount of information provided to the consumer. Accordingly, the Distance Contracts Directive determines the information that is required to be sent to the consumer prior to the conclusion of an agreement or, ultimately, during the performance of the contract or at the time of delivery of the goods. The Distance Contracts Directive expressly states that the consumer may not waive the rights conferred on him by the enactment of this directive into national law.

          REGULATION IN THE EUROPEAN UNION

          All member states of the European Union, or EU, are required to enact national legislation to implement directives issued by the EU. Regulations issued by the EU have had, and will continue to have, a material effect on the way in which cable operators offer services. For example, EU harmonization and liberalization measures were responsible for cable operators being able to offer telephony, Internet and video services.

          In February 2002, the European Parliament adopted a "New Regulatory Framework", consisting of four Directives (Framework, Access and Interconnection, Authorization, Universal Service). This new framework, which also applies to cable television networks, attempts to decrease national variations in regulations and licensing systems and further increase market competition by harmonization of licensing procedures, reduction of administrative fees, providing for easier access and interconnection, and reduction of regulatory burdens for telecommunications companies. The member states will have to implement the new regulatory framework within 15 months after the entry into force of the directives. We believe that we will benefit from a simpler and more coherent regulatory regime for all of our services in both The Netherlands and Germany.

          VIDEO SERVICES--CONDITIONAL ACCESS. In order to enable further competition in pay television services and accelerated development of advanced television services, the Council of the European Union and the European Parliament passed the Advanced Television Standards Directive in 1995, which requires member states to regulate the offering of conditional access systems, such as program decoders used for the expanded basic tier services offered by many of our operating companies. Providers of conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other television service providers, such as broadcasters. This obligation is carried forward in the new Access and Interconnection Directive and adapted to recent technological developments.

          REGULATION OF THE INTERNET AND E-COMMERCE. In June 2000, the European Parliament and Council adopted a directive on a number of legal aspects of information society services, in particular electronic-commerce, within the European Union, known as the e-Commerce Directive. The purpose of the e-Commerce Directive is to ensure the free movement of information society services within the European Union. To achieve this purpose, the e-Commerce Directive contains provisions regarding jurisdictional matters, authorization of information society services, the scope of information to be provided within the framework of information society service, the conclusion of contracts by electronic means and the liability of service providers. As the provision of Internet access, e-commerce, video-on-demand services, and, in particular, the selling of goods on-line qualify as information society services, the e-Commerce Directive will also have an impact on our business. To harmonize the member states' approach to jurisdictional issues, the e-Commerce Directive introduced the rule of the home country of the information service provider. This means that in the so-called coordinated field, a service provider is subject only to the rules and regulations set by its home country. The coordinated field concerns requirements that apply to the taking up of the activity and the pursuit of the activity of a provider of information society services, including the service provider's liability. However, because of the many exceptions to the rule of the home country, we intend to continue to comply with the relevant laws and regulations which are in force in Germany and The Netherlands. The e-Commerce Directive also contains provisions regulating the liability of providers of information society services, i.e., providers of mere conduit, caching and hosting services. These provisions prohibit the member states to impose a general obligation on the providers of mere conduit, caching and hosting services to monitor the information that they transmit. Except for the directive on e-commerce, no other Internet-specific regulations have been issued, to date, at the level of the European Union.

          However, more stringent data protection requirements may be imposed by a directive on Data Protection, which was also part of the regulatory package, but has not been adopted to date. Among the issues discussed in this directive are unsolicited marketing communications and the extent to which a network or service operator may use traffic data from its customers for marketing purposes or for the provision of value-added services. As currently drafted, the directive requires prior consent from customers before any such activity may be undertaken.

          TELEPHONE AND INTERNET/DATA SERVICES

          LIBERALIZATION OF TELECOMMUNICATIONS SERVICES AND INFRASTRUCTURE. A central aim of the liberalization process has been to reduce the monopoly power of the incumbent telecommunications operators in order to introduce competition in the European telecommunications market. Liberalization measures have been adopted under the European Union Treaty's competition rules and harmonization measures have been put in place through the adoption of Open Network Provision directives, or ONP.

          CABLE TELEVISION NETWORKS DIRECTIVE. Following the European Commission's Services Directive of June 1990, the exclusive rights of incumbent operators to provide telecommunications services were gradually removed so that competing operators and service providers would be entitled to offer all telecommunications services other than public voice telephone. The incumbent telecommunications operators invariably owned the national networks, however, and the lack of an alternative infrastructure to provide these liberalized services operated as a major barrier to entry into the market by competitors. In an effort to overcome this barrier, in October 1995, the European Union introduced the Cable Television Networks Directive, which required member states to remove existing restrictions on the use of cable television networks to provide telecommunications services other than public voice telephony services. As a result, cable television operators became able to use their networks to provide telecommunications services except for public voice telephony. In 1996, the European Commission issued the Full Competition Directive, which required the European Community member states to remove all remaining exclusive rights for the provision of telecommunications services including voice telephony by January 1, 1998. The establishment and provision of telecommunications networks were also liberalized under this directive. As a result of this directive, we may establish and provide telecommunications networks and/or services, including public voice telephone and Internet/data services, through our cable networks, subject to obtaining the necessary licenses and authorizations.

          Under the Cable Television Networks Directive, telecommunications operators that have exclusive rights to provide cable television network infrastructure in a given area and achieve annual revenues in the relevant telecommunications market of more than EURO 50,000,000 must account separately for their telecommunications services and any cable television services. In Germany, under national law, the requirement to separate the accounting for the various telecommunications and cable television operations applies to companies which are, pursuant to the German Competition Act, in a dominant position on any one sub-market within the telecommunications market, including the cable television market. Unlike the European Union Directive, this requirement applies independent from the level of revenues generated on these markets. We will likely qualify as a market player having a dominant position on various cable television markets in Germany and we will likely be required to separate our accounting system into subsystems for each of the cable television operations and other telecommunications operations. The German regulatory authority may also impose guidelines on us as to the details of the accounting separation. In The Netherlands, this requirement applies to all telecommunications operators providing both cable television and other telecommunications services under national law, irrespective of the above-mentioned requirements. Should we achieve the requisite turnover in The Netherlands, we would become subject to these requirements in that country as well.

          INTERCONNECTION. Because new telecommunications operators need to interconnect their networks with the fixed public telephone network, the EC Council of Ministers and the European Parliament adopted the Interconnection Directive in 1997, which sets forth the general framework for interconnection, including general obligations for telecommunications operators to interconnect with their networks. The provisions of this directive form the basis of telecommunications licensing, including any license we might hold or seek in either Germany or The Netherlands. The directive contains provisions on number portability, supplementary charges to contribute to the costs of universal service obligations and other interconnection standards. As a result, if the principles in the directive are fully applied, we should be able to interconnect with the public fixed network and other major telecommunications networks on reasonable terms in order to provide these services when and if we choose to provide them. There can be no assurance, however, that we will be able to obtain from incumbent telecommunications operators interconnection on terms and conditions or at prices satisfactory to us without protracted negotiations or involvement in time-consuming regulatory proceedings.

          The new Directive on Access and Interconnection will apply to all forms of electronic communications networks, including cable television networks. This means that, once this new directive is implemented, we will also be subject to the obligation to negotiate and grant access to, and interconnection with, our networks if requested by other authorized communications network operators providing publicly available electronic communications services. Moreover, a national regulatory authority may, under certain conditions, impose obligations on us to grant access to, and use of, specific network elements and associated facilities, inter alia in situations where the national regulatory authority considers that denial of access or unreasonable terms and conditions having a similar effect would hinder the emergence of a sustainable competitive market at the retail level, or would not be in the end-user's interest. In particular, it will be possible to impose network access obligations on us to the extent that is necessary to ensure accessibility for end-users to digital radio and television broadcasting services.

          LICENSING. European Union telecommunications policy has also attempted to harmonize the licensing requirements for the provision of public telecommunications services. As a result of the Licensing Directive, which became effective on December 31, 1997, member states are required to adopt national legislation so that providers of telecommunications service generally require either no authorization or a general authorization which is conditional upon essential requirements, such as the security and integrity of the network's operation. Licensing conditions and procedures must be objective, transparent and non-discriminatory. Member states may issue individual licenses in some situations. For example, the provision of public voice telephony services and the establishment or provision of public telecommunication networks may be subject to individual licenses. In addition, telecommunications operators with significant market power may be required by member states to hold individual licenses carrying more burdensome conditions than the authorizations held by other providers. Significant market power is typically determined to be 25% or more of the relevant market. License fees can only include administrative costs, except with respect to scarce resources where additional fees are allowed.

          The new directive on the authorization of electronic communications networks and services, or the new Authorization Directive, once implemented by the member states, will simplify, render more transparent and less expensive the licensing of the establishment of electronic communications networks and the provision of electronic communications networks and services, i.e., cable television networks and services. Individual licenses will be required only in connection with the assignment of radio frequencies and numbers. The new Authorization Directive replaces the Licensing Directive.

          VIDEO SERVICES

          - VIDEO SERVICES THROUGH TELECOMMUNICATIONS NETWORKS. In Germany, the concept of geographic franchise areas does not exist. Most of our operating companies in Germany are one of several operators which may serve customers in a given geographic area. Operators compete for long term service contracts' with Housing Associations. In The Netherlands, geographic franchises are awarded. As with the telecommunications sector, the cost of building a network to provide television services is a considerable disincentive to potential new entrants in the television services market. Our operating companies may face competition in the long term in their franchise areas from new entrants providing television services through the infrastructure of incumbent telecommunications operators and potential new entrants. In The Netherlands, for example, where there are no restrictions on the use of telecommunications infrastructure for the provision of cable television services, the incumbent telecommunications operator is testing whether it will be able to provide television services through its fixed networks.

          - CONDITIONAL ACCESS. In order to enable further competition in pay television services and accelerated development of advanced television services, the EU Council and Parliament passed the Advanced Television Standards Directive in 1995, which requires member states to regulate the offering of conditional access systems, such as program decoders used for the expanded basic tier services offered by many of our operating companies. Providers of such conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other television service providers, such as broadcasters. This obligation is carried forward in the new Access and Interconnection Directive.

          - BROADCASTING. The Television Without Frontiers Directive adopted in October 1989 and amended in June 1997, is intended to introduce freedom of broadcasting in the European Union. Generally, broadcasts emanating from and intended for reception within a country have to respect the laws of that country. Under the directive, EC member states are required to allow broadcast signal of broadcasters in other member states to be freely transmitted within their territory so long as the broadcaster complies with the law of the originating, member state. The directive also establishes quotas for the transmission of programming produced in Europe and programs made by European producers who are independent of broadcasters. Television advertising and sponsorship in member states must comply with specific minimum rules and standards, although member states may set more detailed and stricter rules for some matters.

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

          A change to the Convention, or the Amendment, was agreed by parties to the Convention in October 1998, but it will not enter into force until its acceptance by France. The Amendment will bring the Convention into conformity with the Television Without Frontiers Directive's establishment test, providing that a broadcaster should be regulated primarily by the authorities in the member country in which the broadcaster is established. Additionally, the Amendment would provide that when a broadcaster's channel is wholly, or principally, directed at a country other than where it is established, for the purpose of evading the laws of that country in the areas covered by the Convention, the broadcaster would become subject to the laws of the country of reception. The Amendment allows parties to the Convention to designate that some important events (e.g. major sporting events) cannot be broadcast exclusively by a single television station so as to deprive a large proportion of the public of that member country from seeing the event live or on a deferred coverage basis on free-to-air television.

          C.   ORGANIZATIONAL STRUCTURE

          The following is a list of our significant subsidiaries and our proportion of ownership interest in each subsidiary:

                                                                                   % OF
          ORGANIZED UNDER THE LAWS OF GERMANY                                      OWNERSHIP
          -----------------------------------                                      ---------
          Ad-media GmbH & Co. Local TV KG ......................................   100
          Kabelcom Aachen Gesellschaft fur Kabelkommunikation mbH ..............   100
          Kutz-Kabel Service GmbH ..............................................    51(1)
          PrimaCom Kabelbetriebsges. mbH & Co. KG Region Berlin ................   100
          PrimaCom Kabelbetriebsges. mbH & Co. KG Region Leipzig ...............   100
          PrimaCom Kabelbetriebsges. mbH & Co. KG Region Sudwest ...............   100
          PrimaCom Management GmbH .............................................   100
          PrimaCom Marketing & Development GmbH ................................   100
          PrimaCom Mettlach GmbH & Co. KG ......................................   100
          PrimaCom Nettetal GmbH & Co. KG ......................................   100
          PrimaCom Network & Operations GmbH ...................................   100
          PrimaCom Nord GmbH ...................................................   100
          PrimaCom Osnabruck mbH & Co. KG ......................................   100

                                                                                  % OF
          ORGANIZED UNDER THE LAWS OF GERMANY                                     OWNERSHIP
          -----------------------------------                                     ---------
          PrimaCom Projektmanagement GmbH ......................................    100
          PrimaCom Projektmanagement GmbH& Co. KG ..............................    100
          PrimaCom Region Angelbachtal GmbH & Co. KG ...........................    100
          PrimaCom Region Berlin GmbH & Co. KG .................................    100
          PrimaCom Region Dresden GmbH & Co. KG ................................    100
          PrimaCom Region Leipzig GmbH & Co. KG ................................    100
          PrimaCom Region Magdeburg GmbH & Co. KG ..............................    100
          PrimaCom Region Schwerin GmbH & Co. KG ...............................    100
          PrimaCom Region Wiesbaden GmbH .......................................    100
          PrimaCom Stormarn GmbH & Co. KG ......................................    100
          PrimaCom Sudwest I GmbH & Co. KG .....................................    100
          PrimaCom Sudwest II GmbH .............................................    100
          PrimaCom Verl GmbH & Co. KG ..........................................    100
          primaTV broadcasting GmbH ............................................    100
          Telekommunikations GmbH Kirchheimbolanden ............................    100
          PrimaCom Niedersachsen GmbH ..........................................    100
          Telekommunikations GmbH Eisenhuttenstadt .............................   50.5
          KabelCom Halberstadt GmbH ............................................   72.6
          EBH Antennenbetriebs GmbH ............................................   50.5(2)
          ORGANIZED UNDER THE LAWS OF THE NETHERLANDS...........................
          Multikabel N.V .......................................................  99.95(3)
          Communikabel N.V .....................................................  99.95(3)
          PrimaCom Netherlands Holding B.V .....................................    100
          QuickNet B.V .........................................................  99.95
          Noord-Holland Digital B.V ............................................  99.95

          ----------
          (1) acquired additional 49% in first quarter 2002 for approx EURO 3,400,000
          (2) acquired additional 49.5% in first quarter of 2002 for approximately EURO 90,000
          (3) represents an approximate figure

          D. PROPERTY AND EQUIPMENT

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

          In Germany and The Netherlands we own substantially all of our cable and broadband networks and we lease the remaining fiber optic cable pursuant to long-term leases. Our owned cables and those we lease generally are buried in underground ducts or trenches. The physical components of our networks require maintenance and periodic upgrading to keep pace with technological advances.

          We believe that our properties, both owned and leased, are in good condition and are suitable and adequate for our business operations. All of our operating assets are pledged as collateral under the senior secured credit facility.

ITEM 5.   OPERATING AND FINANCIAL REVIEW AND PROSPECTS

          A. OPERATING RESULTS

          OVERVIEW

          The following discussion refers to our financial performance for the year ended December 31, 2001 as compared to our financial performance for the year ended December 31, 2000 and our financial performance for the year ended December 31, 2000 as compared to the financial performance for the year ended December 31, 1999. It also contains a discussion of our liquidity and capital resources from January 1, 2001 and for the near future.

          We measure our financial performance in large part with reference to EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before discontinued operations, extraordinary items, cumulative effect of change in accounting principle, equity earnings (loss) in affiliate minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to share options. Other participants in the cable and broadband industries also use EBITDA and adjusted EBITDA, defined in a similar but often not exactly comparable manner, as measures of performance. We believe that EBITDA and adjusted EBITDA are useful supplements to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because they are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity and because the senior secured credit facility requires us to meet financial tests measured by EBITDA and adjusted EBITDA. However, because these terms may not be defined by these other companies in exactly the same way as defined by us or may reflect different adjustments, analysis and comparison of these measures may be difficult. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income
(loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of its financial performance or as alternatives to cash flow from operating activities as measures of its liquidity. While we have historically maintained positive EBITDA and adjusted EBITDA, the capital intensive nature of its broadband network build out and start-up-costs of our new products and services may cause our EBITDA and adjusted EBITDA to decrease significantly in the future until we start to recognize increased revenue from the value-added services offered over our broadband networks.

          INTRODUCTION OF THE EURO. On January 1, 1999, eleven of the fifteen member countries of the European Union established fixed conversion rates between their existing sovereign currencies and the Euro. The participating countries adopted the Euro as their common legal currency on that day. The Euro was introduced as the official currency of these countries on January 1, 2002. The introduction of the Euro did not materially affect our cable television or broadband operations.

          SIGNIFICANT ACCOUNTING POLICIES: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see
Note 2 of the notes to the consolidated financial statements). The Company believes the following significant accounting policies involve the most significant judgment and estimates used in the preparation of its consolidated financial statements.

          IMPAIRMENT OF PROPERTY AND EQUIPMENT, RELATED GOODWILL AND INTANGIBLE
ASSETS: In order to assess impairment of property and equipment, related goodwill and intangible assets under U.S. GAAP, PrimaCom applies Statement Financial Accounting Standards (SFAS) No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF". If management has concluded that impairment indicators exist, PrimaCom tests for impairment by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist and an impairment charge will be measured and recorded. An impairment charge is measured using an estimation of the assets' fair value, typically using a discounted cash flow method. During 2001, the Company recorded an impairment charge of EURO 7,654,000 related to two of its networks in the German segment.

          The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets or groups of assets requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. If actual results differ from these estimates, or if PrimaCom adjusts these estimates in future periods, operating results could be significantly affected.

          On January 1, 2002, SFAS No. 142, "GOODWILL AND OTHER INTANGIBLE ASSETS" became effective and as a result, PrimaCom will no longer continue to amortize goodwill. In lieu of amortization, PrimaCom is required in early 2002 to perform an initial impairment review of goodwill and perform an annual impairment review thereafter. PrimaCom expects to complete its initial review during the first half of 2002. The implementation of this Statement could result in additional impairment of the Company's goodwill or other intangible assets recorded at December 31, 2001. For further information regarding new accounting standards, including SFAS No. 142, please refer to the New Accounting Standards footnote in the consolidated financial statements.

          IMPAIRMENT OF LONG-TERM INVESTMENTS: Under U.S. GAAP, if a long-term investment's fair value declines below cost, the investor must determine whether there is adequate evidence to overcome the presumption that the decline is other than temporary. Such evidence may include:

          a)   Recoveries in fair value subsequent to the balance sheet date;

          b) the investee's financial performance and near-term prospects (as indicated by factors such as earnings trends, dividend payments, asset quality and specific events), and

          c) the financial condition and prospects for the investee's geographic region and industry.

          The evaluation of whether a decline in fair value is other than temporary requires considerable management judgement.

          DEFERRED TAXES: Under U.S. GAAP, deferred taxes are recorded for temporary differences, including the future tax benefit of net operating loss carryforwards. In addition, under U.S. GAAP, PrimaCom records a valuation allowance to reduce its net deferred tax assets to the amount that will more likely than not be realized. PrimaCom has considered, for U.S. GAAP purposes, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event PrimaCom were to determine that it would be able to realize its deferred tax asset in the future in excess of their recorded amounts, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Similarly, should PrimaCom determine that it would not be able to realize all or part of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to expense in the period such determination was made. The evaluation of net deferred tax assets requires considerable management judgment.

          NEW ACCOUNTING STANDARDS. In June 2001, the Financial Accounting Standards Board authorized the issuance of SFAS No. 141, BUSINESS COMBINATIONS and SFAS No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001. SFAS No. 141 requires intangible assets to be recognized if they arise from contractual or legal rights or are "separable", i.e., it is feasible that they may be sold, transferred, licensed, rented, exchanged or pledged. As a result, it is likely that more intangible assets will be recognized under SFAS No. 141 than its predecessor, APB Opinion No. 16, although in some instances previously recognized intangibles will be subsumed into goodwill.

          Under SFAS No. 142, goodwill will no longer be amortized on a straight-line basis over its estimated useful life, but will be tested for impairment on an annual basis and whenever indicators of impairment arise. The goodwill impairment test, which is based on fair value, is to be performed on a reporting unit level. A reporting unit is defined as an SFAS No. 131 operating segment or one level lower. Goodwill will no longer be allocated to other long-lived assets for impairment testing under SFAS No. 121, "ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF." Additionally, goodwill on equity method investments will no longer be amortized; however, it will continue to be tested for impairment in accordance with Accounting Principles Board Opinion No. 18, "THE EQUITY METHOD OF ACCOUNTING FOR INVESTMENTS IN COMMON STOCK." Under SFAS No. 142, intangible assets with indefinite lives will not be amortized. Instead they will be carried at the lower of cost or market value and tested for impairment at least annually. All other recognized intangible assets will continue to be amortized over their estimated useful lives.

          SFAS No. 142 is effective for fiscal years beginning after December 15, 2001, although goodwill on business combinations consummated after July 1, 2001 will not be amortized. On adoption, the company may need to record a cumulative effect adjustment to reflect the impairment of previously recognized intangible assets. In addition, goodwill on prior business combinations will cease to be amortized. The Company will apply the new rules for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions is expected to result in a decrease in net loss of approximately EURO 35,300,000 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill during the first half of 2002. However, the Company has not yet determined when the effect of these tests will be on its earnings and financial position.

          YEARS ENDED DECEMBER 31, 2001 AND 2000

          REVENUES. Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees related to our basic analog cable television service. Revenue also includes monthly subscription fees and to a lesser extent installation and connection fees related to our high speed Internet access service and digital television service, which in turn includes revenue from both near-video and video-on-demand services. We also earn monthly subscription fees for data communication services provided to small-and medium-sized businesses and schools in The Netherlands. Other notable sources of revenue include signal delivery fees charged to other cable television operators for delivery of signal to their networks, carriage fees paid by program producers for the distribution of their programs to our customers, and other.

          Revenues increased by 33.1% from EURO 124,343,000 in 2000 to EURO 165,496,000 in 2001. The primary factors which impacted revenue growth in 2001 were the acquisition of Multikabel in The Netherlands in September 2000, QuickNet in The Netherlands in July 2001 and several small networks in Germany, the increases of Internet and digital services and rate increases for basic anolog cable television service.

                                                             2000         2001
                                                             ----         ----
Homes passed by coaxial 450 MHz networks ...............   1,393,870   1,404,049
Analog cable television subscribers served by 450 MHz ..     908,388     904,452
Homes passed by fiber ..................................     523,000     560,819
Ready-for-service homes 862 MHz networks ...............     412,538     440,883
Analog cable television subscribers served by 862 MHz ..     391,538     400,042
Digital television subscribers .........................       4,570      11,875
Internet subscribers ...................................      20,489      34,078
Data communication subscribers .........................         200         788
                                                           ---------   ---------
Total revenue generating subscribers ...................   1,325,185   1,351,235
                                                           =========   =========

          We acquired Multikabel on September 18, 2000. For the year ended December 31, 2000, we only included three months of Multikabel's results of operations beginning October 1, 2000. For the year ended December 31, 2000, Multikabel contributed EURO 8,838,000 to our revenue. For the year ended December 31, 2001, Multikabel made a full year's contribution to revenue of EURO 45,168,000. For comparative purposes, Multikabel recorded revenue for the entire year ended December 31, 2000 of EURO 33,359,000. Increases in basic cable television rates and customers, high-speed Internet access rates and customers, digital television customers, data communication customers and other revenue account for the growth in Multikabel's revenue. In Germany, we increased revenue by 4.2% from EURO 115,505,000 in 2000 to EURO 120,328,000 in 2001. Increases in
basic cable customers through acquisitions and increases in high-speed Internet access and digital television customers, coupled with rate increases, account for the growth.

          In relation to product segmentation, revenue contributed by our basic analog cable television product increased by 24.0% from EURO 116,880,000 in 2000 to EURO 144,977,000 in 2001. The primary factor responsible for the growth was the inclusion of Multikabel for a full year in 2001. Multikabel contributed EURO 31,018,000 of analog cable television revenue in 2001 compared to EURO 7,268,000 in 2000. For comparison purposes, Multikabel generated EURO 28,658,000 of basic analog cable television revenue for the full year ended December 31, 2000. The organic growth was derived from a small increase in average analog cable television subscribers of approximately 4,314 from 296,538 in 2000 to 300,852 and an increase in average revenue per subscriber from EURO 8.20 to EURO 8.60. Revenue derived from basic analog cable television in Germany increased by 4.0% from EURO 109,612,000 to EURO 113,959,000. An increase in average basic subscribers under management of approximately 51,279 offset a decline in average revenue per subscriber from EURO 9.60 in 2000 to EURO 9.46 in 2001. The increase in average subscribers under management was primarily the result of acquisitions of small cable television networks in Germany in 2000 and to a lesser extent in 2001. The decline in average revenue per subscriber was the result of acquiring networks which had lower average revenue per subscriber at the time of acquisition than our other networks. We expect the number of subscribers taking the basic analog cable television service to remain stable over the coming years in The Netherlands and Germany. Significant increases would only result from acquisitions in Germany and/or The Netherlands, which we do not anticipate due to financial constraints. Single digit revenue growth will be achieved through increasing rates for the service to coincide with inflation or improvements in the product offering.

          Revenue from high-speed Internet access services increased from EURO 745,000 in 2000 to EURO 6,755,000 in 2001. The primarily factors responsible for the increase were the inclusion of Multikabel for a full year, the acquisition of QuickNet on July 1, 2001 and increases in the number of subscribers taking the service and rates charged for the service.

          For the year ended 2000 Multikabel contributed EURO 370,000 of high-speed Internet access revenue compared to EURO 5,732,000 in 2001. For comparison purposes, Multikabel generated EURO 802,000 of high-speed Internet revenue for the full year ended December 31, 2000. Strong growth in the subscriber base for this product also made a significant contribution. Total high-speed Internet subscribers in The Netherlands increased by 85.3% from 14,938 at December 31, 2000 to 27,687 at December 31, 2001. Penetration of high-speed Internet access customers from ready-for-service homes increased from 5.0% in 2000 to 8.7% in 2001. The other significant contributor to revenue growth from the high-speed Internet access service in Multikabel was the increase in average revenue per subscriber from EURO 8.22 in 2000 to EURO 22.41 in 2001. The primary factor responsible for this increase was the acquisition of QuickNet. Prior to July 1, 2001 QuickNet provided high-speed Internet access services to our customers through an affiliation agreement. Under the terms of this agreement, QuickNet directly served the high-speed Internet customers and paid Multikabel approximately EURO 8.50 per customer for the customers QuickNet served on our network. After our acquisition of QuickNet on July 1, 2001, the affiliation agreement was cancelled and Multikabel began to serve these customers directly. In addition to this structural change, we were also able to increase the monthly rates for the high-speed service.

          In Germany, revenue contributed from the high-speed Internet access service increased by 172.8% from EURO 375,000 in 2000 to EURO 1,023,000 in 2001. The primary factor was our increase in average customers. At December 31, 2000, we served 5,551 customers (including 4,240 dial-up customers) compared to 6,391 (including 3,023 dial-up customers) at December 31, 2001. Penetration of high-speed Internet access customers from ready-for-service homes increased from 1.1% at December 31, 2000 to 2.7% at December 31, 2001.

          We expect high-speed Internet access subscribers and therefore penetration to ready-for-service homes to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average revenue per subscriber is expected to remain close to the current level. Revenue growth from this sector should therefore remain robust over the next two to five years.

          Digital television revenue increased from EURO 103,000 in 2000 to EURO 941,000 in 2001. The increase came primarily from a full year's contribution of Multikabel in 2001 and significant growth in the subscriber base in The Netherlands and Germany. Multikabel contributed digital television revenue of EURO 87,000 for one quarter of 2000 and EURO 712,000 for the full year 2001. For comparison purposes, Multikabel recorded full year digital television revenues of EURO 116,000 in 2000. At December 31, 2000, Multikabel served 4,230 digital television subscribers, compared to 5,102 at December 31, 2001. A full year's contribution from these subscribers coupled with subscriber growth and an increase in average revenue per subscriber from EURO 7.15 in 2000 to EURO 12.72 in 2001 account for the strong revenue growth for Multikabel's digital telephone product. In Germany, revenue from digital television increased from EURO 16,000 in 2000 to EURO 229,000 in 2001. An increase in subscribers from 339 at December 31, 2000 to 6,773 at December 31, 2001 account for the growth. The average revenue per digital subscriber in Germany was EURO 6.24 for 2001. At December 31, 2001 the penetration rate for digital subscribers to ready-for-service homes was 5.47%. The growth in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

          In The Netherlands, we receive revenue for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served approximately 90 small-and medium-sized businesses and 110 schools at the end of 2000, which contributed EURO 424,000 of revenue for the fourth quarter of the year ended December 31, 2000. At year end 2001, Multikabel served 192 small- and medium- sized businesses and 580 schools, which contributed EURO 3,559,000 to revenue in 2001. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve 100% of the schools. We expect this product offering to continue to grow at good rates for the next few years as our penetration of small- and medium-sized business increases.

          Other revenue increased by EURO 3,073,000 from EURO 6,191,000 in 2000 to EURO 9,264,000 in 2001. Other revenue includes signal delivery fees which increased from EURO 163,000 in 2000 to EURO 196,000 in 2001. Carriage fees charged to programmers for the distribution of their programs increased to EURO 2,368,000 in 2001 from EURO 393,000 for one quarter in 2000. Miscellaneous revenue, which is made up of several items, increased from EURO 5,635,000 in 2000 to EURO 6,700,000 in 2001. The primary factor responsible for the growth was the inclusion of Multikabel for a full year in 2001.

          OPERATIONS. Operations primarily include signal delivery fees paid to KDG and private successor network operators in Germany, city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relating to the repair and maintenance of our networks and other repair and maintenance expense relating to our networks. Operations costs increased by 43.5% from EURO 30,794,000 in 2000 to EURO 44,195,000 in 2001. The primary factor responsible for the increase was the acquisition of Multikabel and QuickNet, which incurred operating costs of approximately EURO 11,605,000 in 2001 compared to EURO 2,130,000 in 2000, which represented one quarter of Multikabel's operations from October 1, 2000 to December 31, 2000. For comparative purposes, Multikabel recorded operations costs for the entire year ended December 31, 2000 of EURO 8,443,000. In our German operations, operating costs increased by 13.7% from EURO 28,664,000 in 2000 to EURO 32,590,000 in 2001. The acquisition of small networks in Germany coupled with increases in signal delivery fees, copyright royalties, labor and repair and maintenance costs were the primary reasons for this increase.

          In total, operating costs directly associated with digital television, high-speed Internet access and data communications services were approximately EURO 6,486,000 in 2001 compared to EURO 4,512,000 in 2000. Operating costs associated with analog cable television were approximately EURO 37,487,000 in 2001 compared to EURO 26,282,000 in 2000. As a percentage of revenue, operating costs increased from 24.8% in 2000 to 26.7% in 2001. We expect the cost of operations as a percentage of revenue to increase as our revenue distribution shifts from analog cable television services to broadband products and services, which tend to have a lower gross profit margin than analog cable television.

          SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses increased by 34.5% from 27,981,000 in 2000 to EURO 37,630,000 in 2001. The primary factor responsible for the increase was the inclusion of Multikabel's results for a full year in 2001 compared to one quarter in 2000, and the acquisition of QuickNet on July 1, 2001. In the year ended December 31, 2001 we recorded selling, general and administrative expenses related to Multikabel of EURO 9,900,000 compared to EURO 2,187,000 for one quarter of 2000. For comparative purposes Multikabel recorded selling, general and administrative expenses for the entire year ended December 31, 2000 of EURO 8,052,000. In our German operations, selling, general and administrative expenses increased by 7.9% from EURO 25,794,000 in 2000 to EURO 27,730,000 in 2001.

          Approximately EURO 13,688,000 or 39.2% of our selling, general and administrative expenses incurred in 2001 are directly related to our digital television and high-speed Internet access businesses. The remaining EURO 23,161,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses increased slightly, from 22.5% in 2000 to 22.7% in 2001. We are working to keep the increase in selling, general and administrative costs and expenses from growing at the same level as revenue, and, therefore, do not expect a further increase in selling, general and administrative expenses as a percentage of revenue.

          CORPORATE OVERHEAD. Corporate overhead consists of personnel expenses of senior management, financial accounting, information technology, legal staff, investor relations and product development. We also record in corporate overhead the non-cash compensation expense related to our stock option plans. Corporate overhead also includes the licensing fees paid for our billing, subscriber and financial accounting systems, the cost of our corporate office and legal and accounting expenses related to the operation of our corporate office.

          Corporate overhead decreased by 13.3% from EURO 17,219,000 in 2000 to EURO 14,929,000 in 2001. Non-cash compensation expense associated with our stock option plan increased slightly from EURO 3,558,000 in 2000 to EURO 3,853,000 in 2001. Non-cash charges related to our current stock option plan should decline to virtually nothing in 2002 as substantially all of the existing options have vested. In aggregate, non-cash compensation expense accounted for 25.8% of total corporate overhead in 2001. The cash component of corporate overhead decreased by EURO 2,585,000 from EURO 13,661,000 in 2000 to EURO 11,076,000 in 2001. As a
percentage of revenue, corporate overhead declined from 13.8% in 2000 to 9.0% in 2001. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and, therefore, we expect corporate overhead as a percentage of revenue to continue to decline.

          DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by 56.7% from EURO 75,530,000 in 2000 to EURO 118,360,000 in 2001. The primary factors responsible for the increase were the Multikabel and QuickNet acquisitions and the recording of a full year's depreciation and amortization expense of Multikabel, the German acquisitions and the increase depreciation expense related to significant capital expenditures associated with the upgrade of our networks in Germany. Of the total depreciation and amortization expense in 2001, approximately EURO 69,722.000 relates to the depreciation of fixed assets either acquired or constructed and EURO 48,638,000 relates to the amortization of goodwill and other intangible assets. The Suweda merger in 1998 and the Multikabel acquisition in 2000 account for EURO 19,959,000 and EURO 15,782,000 of the amortization expense in 2001, respectively. In accordance with SFAS 121 we wrote-down our long-lived assets to fair value by EURO 7,654,000 in 2001, which is included in amortization expense. Beginning in the first half of 2002, the Company will apply the new rules on accounting for goodwill and other tangible assets. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment test.

          OPERATING LOSS. Operating loss increased by EURO 22,437,000 from EURO 27,181,000 in 2000 to EURO 49,618,000 in 2001. The primary factor responsible for the increase in operating loss was the increase in non-cash depreciation and amortization expense of EURO 42,830,000, which includes the EURO 7,654,000 write-down. The other major factor was losses associated with our digital television, high-speed Internet access and data communication services. In total, these business products contributed approximately EURO 11,255,000 of revenue and approximately EURO 20,174,000 of costs and expenses in 2001. We expect operating losses to continue to be negatively impacted by increases in depreciation expenses, related to on-going capital expenditure related to the maintenance of our German networks and continued investment in The Netherlands. This negative impact should be partially offset by continued growth in analog cable television and by improvement in the performance of the digital television and high-speed Internet access products.

          INTEREST EXPENSE. Interest expense includes the interest accrued on our bank borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front end finance fees paid to obtain bank borrowings. Interest expense increased by EURO 36,595,000 from EURO 26,173,000 in 2000 to EURO 62,768,000 in 2001. The primary factor was an increase in average bank debt outstanding from approximately EURO 428,127,000 in 2000 to EURO 792,168,000 in 2001. The primary factors responsible for the increase in average indebtedness were the acquisition of Multikabel, the acquisition of QuickNet, the acquisition of several small cable television networks in Germany and the investment in the upgrade of our networks in Germany.

          Interest expense includes non-cash expense of EURO 2,906,000 due to the decrease in the fair value of our interest rate caps and collars during 2001. Interest expense also includes non-cash amortization of finance fees of EURO 3,556,000. We expect interest expense to continue to increase as our indebtedness increases due to on-going capital expenditure related to our networks and the increased cost of borrowings under the convertible second senior term loan facility.

          OTHER INCOME (EXPENSE). Other income includes the gains and losses on the sale of certain non-core businesses in 2000 and 2001, the write-off of capitalized costs and expenses related to the failed UPC Germany merger and the costs and expenses related to the proposed issuance of high yield notes which has been cancelled in light of market conditions. In 2000, we recorded other income of EURO 1,690,000 related to the sale of 15.4% of our holdings in Mainz Kom, a local city carrier in the City of Mainz. In 2002, we agreed to sell our remaining investment in Mainz Kom. In

2001, we wrote-down EURO 1,452,000 of an equity investment and related note receivable to net realizable value based on the subsequent sale of the investment and forgiveness of debt in 2002. The Company wrote-off capitalized costs of EURO 4,938,000 related to the unsuccessful merger with UPC Germany and the cancelled high-yield note offering. In addition we recorded other income of EURO 741,000 in 2001 relating to a partial recovery on a third party note which originated from the sale of certain non-strategic cable television subscribers in 1998.

          LOSS FROM OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS. Loss from operations before income taxes and other items increased by EURO 66,371,000 from EURO 51,664,000 in 2000 to EURO 118,035,000 in 2001 for the reasons discussed in the above sections.

          INCOME TAX BENEFIT (EXPENSE). Income tax benefit of EURO 15,381,000 was recorded in 2001. This compares to a tax expense of EURO 4,258,000 in 2000.

          MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES. Minority interest in net income of subsidiaries was EURO 94,000 in 2000 compared to EURO 88,000 in 2001.

          EQUITY LOSS IN AFFILIATES. Equity loss in affiliates of EURO 420,000 represents our share of the 2001 losses recorded by Mainz Kom.

          LOSS FROM OPERATIONS BEFORE EXTRAORDINARY LOSS AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLES. Loss from operations before extraordinary loss and cumulative effect of changes in accounting principle increased from EURO 56,144,000 in 2000 to EURO 103,162,000 in 2001 for the reasons discussed in the above sections.

          EXTRAORDINARY LOSS, NET OF INCOME TAX. Extraordinary loss of EURO 8,180,000 recorded in 2000 related to the refinancing of the Company's credit facilities to acquire Multikabel. We wrote off all unamortized fees and expenses on the credit facilities we cancelled as part of this refinancing. No extraordinary loss was recorded in 2001.

          CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE. In January 2001, the Company recorded a charge of EURO 946,000 to cumulative effect of change in accounting principle upon the adoption of SFAS 133, ACCOUNTING FOR DERIVATIVES AND HEDGING ACTIVITIES.

          NET LOSS. Net loss increased from EURO 64,324,000 in 2000 to EURO 104,108,000 in 2001. The primary factor fOR THE increase in the net loss was the increase in non-cash depreciation and amortization coupled with the increase in interest expense which exceeds the increase in results from operations. We expect the next loss to decline as a result of continued improvement in our analog cable and broadband products and services.

          EBITDA/ADJUSTED EBITDA. In addition to other measurements, some of which are reflected in its statement of operations data, we measure our financial performance by EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased from EURO 48,349,000 FOR 2000 to EURO 68,742,000 for 2001, primarily as a result of the inclusion of Multikabel for a full year in 2001, which contributed EURO 23,663,000 to 2001 EBITDA, and the German acquisitions and reduced losses related to digital television AND high-speed Internet access services. Adjusted EBITDA increased from EURO 51,907,000 in 2000 to EURO 72,595,000 in 2001. AS a percent of revenue, EBITDA and adjusted EBITDA improved from 38.9% and 41.8% in 2000 to 41.6% and 43.9% in 2001. It is the Company's goal to continue to grow its EBITDA and adjusted EBITDA while obtaining its margins.

          YEARS ENDED DECEMBER 31, 1999 AND 2000

          REVENUES. Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees related to our basic analog cable television service. In late 1999, we launched our high-speed Internet service in Germany and began to recognize monthly subscription fees and to a lesser extent installation and connection fees for this service. In late 2000, we launched our digital television service in Germany and began to recognize monthly subscription fees and to a lesser extent installation and connection fees for this service. We also acquired Multikabel in late 2000. Multikabel offers a full range of broadband products and services including basic analog cable television, high-speed Internet access, digital television and data communication services for small businesses and schools in The Netherlands.

          Revenues increased by 17.4% from EURO 105,949,000 in 1999 to EURO 124,343,000 in 2000. The primary factors whICH impacted revenue growth were the acquisitions of Multikabel in The Netherlands and several acquisitions in Germany throughout 1999 and 2000, rate increases for basic analog cable television services and the introduction in Germany of our high-speed Internet access and digital television services. The following table reflects the revenue contributions from the noted sources:

                                     DECEMBER 31,                   1999           2000        ONGOING       DECEMBER 31,
                                        1999       MULTIKABEL   ACQUISITIONS   ACQUISITIONS   OPERATIONS        2000
                                     -----------   ----------  ------------    ------------   ----------   -------------
Average Cable TV Subscribers ......    907,574      73,855         17,778        30,068         (3,594)      1,025,681
Average Monthly Revenue per
 Subscriber (EURO) ................       9.46        8.20           7.18          7.88             --            9.49
Cable TV Revenue (EURO'000) ......     103,059       7,269          1,531         2,843          2,178         116,880

Average Internet Subscribers.......         25       3,751             --           706            663           5,145
Average Monthly Revenue per
 Subscriber (EURO) ................       40.9        8.22             --          4.95          38.71           12.07
Internet Revenue (EURO'000).......          25         370             --            42            308             745

Average Digital Subscribers                 --       1,013             --            --             85           1,098
Average Monthly Revenue per
 Subscriber (EURO) ................         --        7.15             --            --          15.69            7.82
Digital Revenue (EURO) ............         --          87             --            --             16             103

Other Revenue (EURO'000) .........       2,865       1,113             --            --          2,637           6,615
                                     ---------   ---------      ---------     ---------      ---------       ---------
Total Revenue .....................    105,949       8,839          1,531         2,885          5,139         124,343

          We acquired Multikabel on September 18, 2000. We have included the results of Multikabel's operations beginning October 1, 2000. At December 31, 2000, Multikabel passed approximately 320,000 homes and served 296,538 basic cable television subscribers, 14,938 high-speed Internet access subscribers and 4,230 digital television subscribers. Multikabel also derived revenue from data communication services provided to small businesses and schools. Multikabel contributed a total of approximately EURO 8,839,000 to our revenue in 2000, or approximately 48.1% of the total revenue growth recorded during the year.

          During 1999, we made six acquisitions in Germany which served approximately 45,600 cable television subscribers at the date of acquisition. On average approximately 17,778 of the acquired subscribers made their first contribution to revenue during the year ended December 31, 2000. These subscribers contributed a total of approximately EURO 1,531,000 tO our revenue in the year 2000 or approximately 8.3% of the total revenue growth recorded during the year.

          During 2000, in addition to the Multikabel acquisition, we made 12 acquisitions which served approximately 87,770 cable television subscribers at the date of acquisition. On average approximately 30,068 of the acquired subscribers contributed to revenue during the year ended December 31, 2000. These subscribers contributed a total of approximately EURO 2,843,000 to our revenue in 2000, or approximately 15.5% of the total revenue growth recorded during the year.

          During 2000, we lost through attrition an average of approximately 3,594 subscribers. The loss of subscribers primarily occurred in the new German states as a result of a loss of population and changes in demographics. The loss of subscribers through attrition partially offset the revenue growth by approximately EURO408,000. During 2000, we increased the average monthly revenue per subscriber for cable television service by an average of EURO0.14 per month. The primary factor responsible for the increase in revenue per subscriber was rate increases. A portion of the rate increases implemented in 2000 was to cover the possible increase in the cost of copyright fees which we expect will be imposed on us by GEMA. The increase in revenue per subscriber contributed a total of approximately EURO2,586,000 or 14.1% of the total revenue growth recorded during the year.

         During 2000, we added approximately 16,231 high-speed Internet access subscribers and 4,240 dial-up Internet access subscribers, of which approximately 10,427 were acquired through the acquisition of Multikabel. Since its acquisition Multikabel connected an additional 4,511 high-speed Internet access subscribers. At year-end 2000 Multikabel had 14,938 high-speed Internet customers. Of these subscribers an average of 3,751 contributed EURO370,000 of revenue to us in 2000. In addition, we acquired through the assumption of operating obligations approximately 4,240 Internet access subscribers in Germany from an Internet service provider which was exiting the business. These subscribers currently access the Internet through dial up connections and we plan to migrate these customers to high-speed access over time. For the year ended December 31, 2000, an average of 706 of these subscribers contributed a total of EURO42,000 of revenue to us. In Germany, we added an additional 1,293 high-speed Internet access subscribers in 2000. Of these, an average of 688 subscribers made a full year revenue contribution of EURO333,000 to revenue in 2000. In total, we recorded EURO745,000 of revenue from our high-speed Internet access product.

         During 2000, we added approximately 4,569 digital television subscribers. Of these, approximately 2,128 were acquired through the acquisition of Multikabel. Since its acquisition, Multikabel added another 2,102 digital television subscribers. At year-end, Multikabel had 4,230 digital television subscribers. On average, approximately 1,013 of these subscribers contributed approximately EURO87,000 to revenue in 2000. During the last quarter of 2000, we launched our digital television service in Germany. At year-end, we had approximately 339 digital subscribers. On average, approximately 85 of the subscribers contributed EURO16,000 to revenue in 2000. In total, we recorded EURO103,000 of revenue from digital television services.

         Other revenue consists of carriage fees, advertising fees paid to us, the lease to third parties of capacity in our ducts, joint trenching agreements associated with our broadband upgrade, e-commerce, data communication services for small businesses and schools and, in 2000, the sale of excess fiber optic cable to third parties. Other revenue was EURO6,615,000 in 2000 as compared to EURO2,865,000 of other revenue in 1999. Multikabel generated approximately EURO1,113,000 of other revenue in 2000. Data communication services accounted for EURO424,000 of the total other revenue. Other operating revenue from the German operations increased by EURO2,637,000 in 2000. The increase was primarily related to the sale of excess fiber to third parties. We do not expect that we will sell excess fiber to third parties in the future.

         OPERATIONS. Operations primarily include signal delivery fees paid to Deutsche Telekom in Germany and other third parties, copyright royalty expense, film license payments, city connections, labor and materials related to the repair and maintenance of our networks and other repairs and maintenance expenses related to our networks.

         Operations cost increased 25.5% from approximately EURO24,543,000 in 1999 to approximately EURO30,794,000 in 2000. The following table reflects the factors which contributed to the increase:

                                  DECEMBER                 1999          2000        ONGOING     DECEMBER
                                  31, 1999  MULTIKABEL  ACQUISITION   ACQUISITION   OPERATIONS   31, 2000
                                  --------  ----------  -----------   -----------   ----------   --------
                                  EURO'000    EURO'000     EURO'000      EURO'000     EURO'000   EURO'000
Signal delivery fees.........       18,592       1,074          210           210          531     20,617
Copyright royalties..........           --          --           20            33          997      1,050
Repair and maintenance.......        2,155         230           77           122          144      2,728
Labor........................        3,472         546           33            --          166      4,217
Materials....................          324           5           --            28          947      1,304
Other........................           --         275           --            --          603        878
                                  --------  ----------  -----------   -----------   ----------   --------
Total........................       24,543       2,130          340           393        3,388     30,794
                                  ========  ==========  ===========   ===========   ==========   ========

         The first time inclusion of Multikabel accounts for approximately 37.7% of the entire increase in operating costs. We believe that our operating margin of 75.7% is indicative of the results anticipated in the future over the next few quarters.

         In Germany, the 1999 acquisitions and the 2000 acquisitions added approximately EURO733,000 of operations cost between 1999 and 2000. Signal delivery fees were the primary factor. Operating costs in the existing German operations increased by EURO2,785,000 during 2000. The first time inclusion of GEMA copyright royalty fees in 2000 accounted for 18.6% of the total increase. Cost of materials which includes the one time sale of fiber optic cable accounts for approximately 17.4% of the increase. Other items which contributed to the increase in operating cost include Deutsche Telekom signal delivery fees related to contractual rate increases and to a lesser extent increases in repair and maintenance and labor. In total the cost of operations as a percent of revenue increased slightly from 23.2% to 24.8%. Most of the deterioration in the margin relates to the sale of excess fiber optic cable. We anticipate that the cost of operations as a percent of revenue will return to historic levels over the next few quarters.

         In regard to copyright royalty fees in Germany we have not yet entered into an agreement to pay copyright royalties to GEMA, the organization responsible for the collection of copyright royalty fees. However, as a result of the uncertainty regarding the payment of these royalties, we believe it is appropriate to accrue for this probable exposure given anticipated market developments.

         SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our regional operating companies, telecommunications and billing expenses, expenses of leasing and maintaining the regional offices, marketing expenses, costs of consultants and temporary personnel, automobile expense and legal and accounting expenses. It also includes travel expenses, bank expenses, office supplies and other expenses associated with the operation of the regional offices. Selling, general and administrative expenses increased by 50.5% from EURO18,590,000 in 1999 to EURO27,981,000 in 2000. The following table reflects the factors which contributed to the increase:

                                   DECEMBER 31,                  1999          2000       ONGOING     DECEMBER
                                       1999      MULTIKABEL  ACQUISITIONS  ACQUISITIONS  OPERATIONS   31, 2000
                                   ------------  ----------  ------------   -----------  ----------   --------
                                       EURO'000    EURO'000      EURO'000      EURO'000    EURO'000   EURO'000
Salaries and wages.................       8,092         426            77            40         414      9,049
Cost of services...................         917       1,163            --            19       1,532      3,631
Cost of premises...................       2,186          --            --            61       1,470      3,717
Automobile.........................         558          42            --            11           7        618
Telecommunications and distribution       2,080          --            35             6        (186)     1,935
Legal and accounting...............         661          --            --            --         121        782
Marketing..........................       1,506         517                          --       2,248      4,271
Other..............................       2,590          39            --            --       1,349      3,978
                                   ------------  ----------  ------------   -----------  ----------   --------
Total..............................      18,590       2,187           112           137       6,955     27,981
                                   ============  ==========  ============   ===========  ==========   ========

         The first time inclusion of Multikabel accounts for 21.9% of the total increase in selling, general and administrative expenses. As per percent of revenue selling, general and administrative expenses for Multikabel were approximately 24.7%.

         The 1999 acquisitions and 2000 acquisitions contributed approximately EURO249,000 to the increase in selling, general and administrative expenses. During 2000, our existing operations recorded an increase in selling, general and administrative expenses of approximately EURO6,955,000 or 74.1% of the total increase in selling, general and administrative expenses. The increase in salary and wages primarily relate to the addition of personnel needed to manage, operate and market our high-speed Internet access and digital television services. Cost of services, which includes temporary personnel and consultants, increased by EURO1,532,000 from 1999 levels. Almost the entire increase is directly associated with the new products and services offerings. Cost of premises increased by EURO1,470,000 in 2000. This increase primarily relates to the expanded regional office in Leipzig where the head-end containing all the technical aspects for the delivery of all new products and services have been constructed and where the sales, service and construction activities for high-speed Internet access and digital television are now centered. In total our office space more than tripled in this regional office. In addition, the fiber optic lines used to interconnect the five upgraded cities in the Sachsen/Sachsen-Anhalt/Thuringen region are included in the cost of premises. In 2000, these costs were approximately EURO267,000. Expanded regional offices in Berlin, Chemnitz and Hoyerswerda also contributed to the increase in cost of premises. Other less significant items include telecommunications and distribution expenses which decreased by EURO186,000 in 2000 and legal and accounting expenses, which increased by EURO121,000 during 2000 as compared to 1999. Marketing expenses increased by EURO2,248,000 in 2000. The entire increase was associated with the introduction and on going marketing efforts of high-speed Internet access and digital television services.

         Miscellaneous expenses include bank fees, office supplies, travel expenses, training and bad debt reserves. In 2000, miscellaneous expenses increased by EURO1,388,000 or 53.6% from EURO2,590,000. Of this, EURO925,000 relates to a charge to increase the allowance for doubtful accounts.

         In regard to the total increase in SG&A we believe that the substantially all of the increase in selling, general and administrative expense are predominantly related to the introduction of new products and services, which began in late 1999 and continued throughout 2000.

         CORPORATE OVERHEAD. Corporate overhead consists of personnel expenses of senior management, financial accounting, information technology and legal staff. Additionally it includes personnel expenses of the key competence centers of the new product and services group. We also record the non-cash compensation expense related to our stock option plans in corporate overhead. This item also includes the licensing fees paid for our billing, subscriber and financial accounting system, the cost of the corporate office and legal and accounting and other costs and expenses related to the operation of our corporate office.

         Corporate overhead expenses increased by 38.7% from EURO12,413,000 in 1999 to EURO17,219,000 in 2000. For 1999, we recorded non-cash compensation expense of EURO2,757,000 related to our stock option plans, which were implemented in February 1999. In the same period in 2000, we recorded a charge of approximately EURO3,558,000. The increase in this non-cash charge accounted for 16.7% of the total increase in corporate overhead. The other major component responsible for the increase in corporate overhead was the competence centers for the broadband group. The wages and salaries of staff, coupled with consultants, travel and legal and accounting costs associated with these activities, accounted for EURO1,423,000 in 2000. In 1999, we expended approximately EURO623,000 in the new products and services group and corporate. The increase of EURO800,000 in 2000 accounts for 16.6% of the total increase in corporate overhead. The remaining components of corporate overhead increased by approximately EURO3,205,000 between the two periods. The increase primarily relates to enlarged corporate headquarters and increased legal and accounting expenses related to due diligence and legal issues regarding our transformation into a multiservice broadband communications company and the inclusion of approximately EURO337,000 related to the Multikabel acquisition.

         DEPRECIATION AND AMORTIZATION. Depreciation and amortization expense increased by 23.3% from EURO61,277,000 in 1999 to EURO75,530,000 in 2000. The primary factor responsible for the increase in depreciation and amortization expense was the increase in our depreciable asset base related to the 1999 and 2000 acquisitions and capital expenditures.

         OPERATING LOSS. Operating loss increased by EURO16,307,000 from EURO10,874,000 in 1999 to EURO27,181,000 in 2000. The primary factors responsible for the increase in operating loss were the increase in non-cash compensation expense related to our stock option plans of EURO801,000, the increase in non-cash depreciation and amortization expense of EURO14,253,000, the first time inclusion of the GEMA copyright royalty expense of EURO1,050,000 and the costs and expenses of the broadband group of approximately EURO10,000,000. These items were partially offset by the increase in cable television operating income derived from both internal growth and acquisitions.

         INTEREST EXPENSE. Interest expense increased by EURO10,299,000 from EURO15,874,000 in 1999 to EURO26,173,000 in 2000. The primary factor was an increase in the average indebtedness from EURO238,500,000 to approximately EURO431,500,000. The increase in the average indebtedness primarily resulted from the funding of our Multikabel acquisition and to a lesser extent acquisitions in Germany and capital expenditures associated with the upgrade of our German networks.

         OTHER INCOME. Other income in 2000 was EURO1,690,000 and relates to the sale of 15.4% of our holdings in MainzCom, a local city carrier in the city of Mainz. PrimaCom continues to own 22.0% of MainzCom.

         LOSS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES AND OTHER ITEMS. Loss from continuing operations before income taxes and other items increased from EURO27,515,000 in the 1999 to EURO51,664,000 in 2000, for the reasons discussed above.

         INCOME TAX EXPENSE. Income tax expense was EURO4,258,000 in 2000. Income tax expense EURO1,258,000 of relates to taxes on the net income of some subsidiaries. The remaining EURO3,000,000 relates to the write down of deferred tax assets associated with the change in the German corporate tax rate offset by other factors. In accordance with German tax law, we do not file a consolidated income tax return.

         MINORITY INTEREST IN NET INCOME OF SUBSIDIARIES. Minority interest in net income of subsidiaries increased from EURO70,000 to EURO94,000 primarily because of improved operating results in these companies.

         LOSS FROM CONTINUING OPERATIONS. Loss from continuing operations increased from EURO29,252,000 in 1999 to EURO56,144,000 in 2000 as a result of the factors discussed above.

         EXTRAORDINARY LOSS. Extraordinary loss of EURO8,180,000 was related to the refinancing and cancellation of our bank facility in September 2000. We wrote off the unamortized fees and expenses associated with this facility.

         NET LOSS/EBITDA. In addition to other measurements, some of which are reflected in its statement of operations data, we measure our financial performance by EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options and nonoperating expenses less non-operating income. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA decreased from EURO50,403,000 for 1999 to EURO48,349,000 for 2000, primarily as a result of the start-up costs of the broadband group the first-time inclusion of GEMA copyright royalty expense, the increase in the non-cash compensation expense related to our stock option plans. Adjusted EBITDA decreased from EURO53,160,000 in 1999 to EURO51,907,000 in 2000, primarily because of the start-up costs of the broadband group first-time inclusion of the GEMA copyright royalty expense.

         B.       LIQUIDITY AND CAPITAL RESOURCES

         On September 18, 2000, PrimaCom Management entered into a EURO 1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. As required by a condition to the senior secured facility, PrimaCom AG also entered into a EURO 375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, the Company or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of PrimaCom's equity capital at prices based on relevant market values.

         We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either the Company or the lenders under the senior facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

         On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders' meeting held on August 28, 2001. Between the date on which our credit facilities were entered into in September 2000 and August 2001 when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately EURO25,000,000.

         On March 26, 2002, the Company completed the refinancing of its senior and working capital facilities. The amended working capital facility was conditionally replaced by a EURO375,000,000 convertible second secured term loan facility, which was drawn down full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to EURO625,000,000. The agreements with our lenders under the convertible second senior term loan provide that certain terms of that facility must be approved by our shareholders at a meeting we intend to convene in June, 2002. If these amendments are not approved by the vote of 75% of the shareholders represented at that meeting, our amended loan facilities will revert to their prior terms, namely the terms of our senior secured and working capital facilities prior to amendment, subject to a reduced lending commitment under the senior facility of EURO625,000,000. Payment of interest at the rate required by the original terms of our loan facilities would result in a breach of financial covenants in those facilities and, unless that breach were waived by the lenders or we were able to agree other amendments with our lenders, our payment obligations under those loan facilities could be accelerated and become immediately payable. If our indebtedness were accelerated and we were unable to refinance, we would be forced to seek protection under applicable insolvency laws. See "Item 3 Key Information, Risk Factors, Risks associated with our business. Our debt instruments contain restrictive covenants which may be breached if amendments to those instruments are not approved by our shareholders and which may pose potential financial and operating problems."

         The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

                                         AVAILABLE COMMITMENT (EURO)
                                         ---------------------------
         - December 31, 2002             625,000,000
         - December 31, 2003             594,500,000
         - December 31, 2004             533,500,000
         - December 31, 2005             472,500,000
         - December 31, 2006             411,500,000
         - December 31, 2007             335,250,000
         - December 31, 2008             225,450,000
         - December 31, 2009             0

         The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

         - Incurring  debt,

         - encumbering revenues or assets,

         - lending funds to third parties or assuming liabilities,

         - disposing of revenues or assets, and

         - paying dividends or making distributions.

         The senior secured facility contains several events of default in addition to the following:

         - amendment, suspension or termination of certain contracts which results in a material adverse change, and

         - a regulatory change in the environment in which we operate, which results in a material adverse effect.

         The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

         The senior secured facility is secured by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

         The interest on the senior secured facility accrues at LIBOR plus an applicable margin of between 2.5% and 0.75%, depending on the ratio of total debt to Adjusted EBITDA. At March 22, 2002 the applicable margin was 2.25%.

         The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and noncash components. The noncash interest is added to the principal outstanding under the facility and will then incur further noncash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, EURO375,000,000. All-in interest is initially 18% and increases to 20% over time. The cash, noncash and all-in interest rates are set out on the following schedule:

                                                Cash Rate  Noncash Rate  All-in rate
                                                ---------  ------------  -----------
March 26, 2002       -   September 30, 2002          8.0%           10%          18%
October 1, 2002      -   December 31, 2002           8.5%         10.5%          19%
January 1, 2003      -   March 31, 2003              9.5%          9.5%          19%
April 1, 2003        -   June 30, 2003              10.5%          8.5%          19%
July 1, 2003         -   September 30, 2003         11.5%          8.5%          20%
October 1, 2003      -   final maturity               12%            8%          20%

         The convertible second secured term loan facility may be prepaid in whole or in part at any time at the option of the Company and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount PrimaCom prepays to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

         The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG's equity capital at prices based on relevant market values. If the facility is repaid in full prior to March 26, 2003, the lenders have agreed to forego their rights to exercise these contingent value rights.

         At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may convert their outstanding loans into shares of PrimaCom Management having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, divided by the total nominal value of all PrimaCom Management shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management.

         The convertible second secured term loan facility is guaranteed by PrimaCom Management and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management.

         CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

         The following table represents the contractual cash obligations and other commercial commitments of PrimaCom as of December 31, 2001;

                                                           PAYMENTS DUE BY PERIOD
                                    -----------------------------------------------------------------
                                                 Less than 1
                                        Total        year       1-3 years    4-5 years  After 5 years
                                    -----------------------------------------------------------------
                                                               (Euro in thousands)
Bank and other debt                      832,083         554            -            -        831,529
Operating Leases                          10,771       3,701        2,941          975          3,154
Signal Fees                              121,223      19,500       36,183       17,635         47,905
Deferred Purchase Obligations             10,984      10,984            -            -              -
Capital Lease Obligations                  9,593       3,976        5,003          614              -
Film Contracts                             4,748         763        2,365        1,620              -
                                    -----------------------------------------------------------------
Total Contractual Cash Obligations       989,402      39,478       46,492       20,844        882,588
                                    =================================================================

         In addition to the total cash obligations above, the Company also has issued approximately Euro 9,960,000 in letters of credit in connection with certain acquisitions.

         INTRODUCTION OF EURO COMPLIANCE

         On January 1, 1999, 11 of the 15 member countries of the EU, including Germany and The Netherlands, adopted the Euro as their common legal currency in addition to their existing currencies. We use licensed software for our financial accounting system and subscriber management system. The total cost of acquiring upgrades and achieving Euro compliance did not have a material effect on our operations and our consolidated financial position and results of operations. At January 1, 2002 we were fully Euro compliant and as far as we could tell our main contracting parties were also Euro compliant. We have not incurred any difficulties related to the Euro conversion.

         C.       RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         Not applicable.

         D.       TREND INFORMATION

         We expect that any additional acquisitions that we may do in Germany or in The Netherlands rate increases on our basic cable television offering and increased subscriber levels in our new products and services will continue to have positive impacts on revenue and EBITDA.

         The potential loss of any additional contracts with housing associations in Germany or the continued loss of population in the New German States could result in the decline of our basic cable television subscriber levels during the year. This would negatively impact our revenue and EBITDA.

         We also intend to increase the channels we offer our the digital television subscribers in Germany and The Netherlands. We are also in the process of evaluating our digital television product offerings. The subscriber acceptance has not been as strong as expected and we continue to record significant losses. If we discontinue or reduce the offering to improve the short term prospects the long term upside could be significantly reduced. On the other hand if we promote and market more in the short term to ensure long term success we may suffer larger short term losses and we expect that the addition of channels will result in an increase in the number of subscribers who purchase our digital services. In the medium to long-term we expect that the increase in digital services will be positive for our operating results, but in the first year to two years increased spending on additional channels will have a negative impact on EBITDA. We intend to formulize our thoughts during 2002 in a comprehensive strategy.

         In general, we expect revenues to continue to grow rapidly while EBITDA growth is expected to substantially lag revenue growth in the next one to two years before we expect to see an increase in EBITDA growth as well.

         Our capital expenditures will be reduced from previous levels as we re-evaluate our upgrade strategy in Germany. In The Netherlands we intend to move forward with telephone services. We expect to increase our borrowings during the next two to three years to meet these needs coupled as well as to finance future acquisitions. Thereafter we expect to start repaying our outstanding indebtedness.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

         A.       DIRECTORS AND SENIOR MANAGEMENT

         We have a two-tiered board consisting of the management board and the supervisory board.

         MANAGEMENT BOARD

         The standing orders for the management board provide for allocation of areas of responsibility among the members, and, within these areas of responsibility, the members of the management board act independently. However, under German law and the standing orders, management board members are jointly responsible for all management board matters, even if they fall within another member's area of responsibility. Management board members have a responsibility promptly to report to the chairman of the management board and the management board on important decisions, events, risks and losses within their areas of responsibility. Some decisions of the management board may only be taken jointly by all members, including decisions concerning the preparation of annual accounts, the calling of a supervisory board meeting, transactions which require the consent of the supervisory board, guidelines and plans for individual business areas, transactions of exceptional importance or risk and all other matters which have not been allocated to any member's specific area of responsibility.

         The table below sets forth the names, ages, responsibilities, dates of appointment and experience of the members of the management board. The members of the management board can be reached at PrimaCom AG's address.

                                     AGE     POSITION ON THE MANAGEMENT BOARD           DATE OF APPOINTMENT
                                     ---     ---------------------------------------    -------------------
Stefan Swenkedel.................    41      Chief Strategic and Development Officer    March 1, 2002

Paul Thomason....................    46      Chief Financial Officer                    December 30, 1998
                                             (FINANZVORSTAND)

Hans Wolfert.....................    40      Chief Operating Officer                    February 4, 2000

         PROF. DR. SCHWENKEDEL has served on our supervisory board as a vice chairman since December 31, 1998 until his resignation on February 28, 2002 and from 1997 until October 2000 he served as chairman of the supervisory board of AGFB, a principal shareholder of one of our predecessor companies until it was merged into us in October 2000. Since March 2000, he has also been the chairman of the supervisory board of F.A.M.E Film and Music Entertainment AG in Munich and, since September 2000, he has been a member of the supervisory board of 2Venture AG in Bonn. Since 1996, he has been professor of business administration and finance at the FACHHOCHSCHULE WIESBADEN (University of Applied Sciences in Wiesbaden). From 1993 to 1996, he served as executive manager (chief financial officer) at Scholler-Budatej, the Hungarian subsidiary of Scholler Lebensmittel GmbH & Co. KG, a company of the Sudzucker Group. During that time period, he was also a member of the supervisory board of MIRSA AG in Albertirsa in Hungary. Prior to 1993, amongst other employment, he worked in the German paper and printing industry.

         MR. THOMASON has more than 16 years experience in the communications and media industries. He has been our chief financial officer since December 30, 1998. From 1996 to 1998, he was chief financial officer of KabelMedia, a predecessor company to PrimaCom. From 1981 until February 1996, he was employed by the First Union National Bank of North Carolina, where he served as senior vice president in its communications and media finance group from 1986 to January 1996.

         MR. WOLFERT has more than 12 years experience in the communications and media industries. Since March 1, 2002, he has served as Chief Operating Officer. He was appointed to our executive management board by the supervisory board on January 4, 2000 as our chief corporate development officer. He joined us as executive vice president in February 1999. From 1995 to December 1998, he served as chief executive officer of A2000, Europe's first broadband cable operator, as well as senior vice president of corporate development and president of United Pan-Europe NL. From 1994 to 1995, he worked as vice president & director of international business development with Philips Media Cable Systems. Before that, he was director of sales at KPN broadcast and satellite services from 1991 to 1994. He started his career at the Ministry of Economic Affairs of The Netherlands, which is responsible for telecom and media policy.

         SUPERVISORY BOARD

         Our articles of association and the rules of procedure determined by the supervisory board govern how the supervisory board shall conduct its activities. Currently, the members of the supervisory board must meet at least twice within six months. Most supervisory board resolutions are passed by simple majority vote. However, our articles of association require that until December 31, 2003, the management board needs the approval of 75% of the supervisory board members in connection with one or more increases of our share capital by issuance of new shares for contribution in kind or contribution of cash up to a maximum of EURO15,443,026. Moreover, in certain instances when the standing orders of the management board require that the supervisory board approve certain actions of the management board, a 75% supervisory board vote is required. The supervisory board elects a chairman and two vice chairmen. The chairman of the supervisory board is authorized to represent the supervisory board and enforce our resolutions in all legal matters.

         Members of the supervisory board are currently divided into three classes with two members in Class A, five members in Class B and two members in Class C. The term of office of each member of Class A expires at the 2005 shareholders' meeting to approve the actions taken by the supervisory board and the term of office of each member of Class B and Class C will expire at the 2002 and 2003 shareholders' meetings to approve the actions taken by the supervisory board, respectively. Members of the supervisory board are elected to terms which expire at the shareholders meeting to approve the actions taken by the supervisory board during the fourth year subsequent to the beginning of their term of office. Members of the supervisory board replacing members of any class will have the term applicable to that class. German law provides that members of the supervisory board may be removed prior to the expiration of their terms by 75% of the votes cast at a general shareholders' meeting.

         Masimo Prelz Otramonti, who was a member of Class C, resigned from the supervisory board on October 17, 2001. On February 28, 2002, Prof. Dr. Schwenkedel, who was a member of Class B, resigned from the supervisory board and joined the management board as Chief Strategic and Development Officer effective March 1, 2002. James S. Hoch, who was a member of Class B, resigned from the supervisory board on March 22, 2002. To date, no successors have been appointed to fill the vacancies on the supervisory board resulting from these three resignations. These vacancies will be filled by action of the shareholders' meeting, in accordance with German law.

         The members of the supervising board can be reached at PrimaCom AG's address. Set forth below is information with respect to the six current members of our supervisory board. There are vacancies for two members of Class B and one member of Class C.

                                               AGE       PRINCIPAL OCCUPATION
                                               ---       --------------------
CLASS A
Peter Bogner...........................         41       Chief Executive Officer, The Bogner
                                                         Organization
Shane O'Neill..........................         41       Managing Director, and Member of Board of
                                                         Management of UPC

CLASS B
Boris Augustin.........................         32       Market maker for Archelon Deutschland GmbH
Klaus von Dohnanyi.....................         71       Consultant

Christian Schwarz-Schilling............         70       Member of German Federal Parliament;
                                                         Managing Director of Dr Schwartz-Schilling &
                                                         Partners GmbH

CLASS C
Brigitte Preuss                                 40       General manager of Parkschlosschen Bad
                                                         Wildstein GmbH

         MR. BOGNER, has been a member of the Supervisory Board since August 28, 2001. Mr Bogner is currently Chief Executive of The Bogner Organization, Santa Monica, California, and is a member of the Supervisory Board of the National Academy of Television Arts and Sciences. In December 1999, he became a consultant to UPC. From 1993 to 1997, Mr Bogner was responsible for international development and television strategy at Time Warner Inc. and was involved in the establishment of free and pay television platforms. In 1997, Mr Bogner became a member of the Global Media Counsel of the United Nations.

         MR. O'NEILL joined UPC as managing director, strategy, acquisitions and corporate development in November 1999. Prior to joining UPC, Mr. O'Neill spent seven years at Goldman Sachs in the New York, Sydney and London offices. Most recently, Mr. O'Neill was an executive director in the advisory group for Goldman Sachs in London where he worked on a number of mergers and acquisitions and corporate finance transactions for companies in the communications industry, including UPC. Prior to joining Goldman Sachs, Mr. O'Neill spent four years at Macquarie Bank in Sydney as well as three years at KPMG in Dublin where he qualified as a chartered accountant.

         MR. AUGUSTIN has served on our supervisory board since December 30, 1998. Since October 1, 1998, he has been employed by Archelon Deutschland GmbH, engaged in EUREX market making operations. From 1994 to 1998, he worked in the financial services industry, including derivatives trading with Lehman Brothers Bankhaus AG, Banque

National de Paris (Deutschland) OHG, and Banque Paribas (Deutschland) OHG. Mr. Augustin is the son of a sister of Wolfgang and Ludwig Preuss, who are significant shareholders of ours.

         DR. VON DOHNANYI has served on our supervisory board, the executive committee of KabelMedia or a predecessor body carrying out comparable functions since January 1996. In 1998, he was chairman of the supervisory board of KabelMedia and from December 31, 1997 until 1998 he was chairman of the executive committee of KabelMedia. Between 1954 and 1960, he worked for Ford Motor Company, both in the United States and Germany. From 1960 to 1968, Dr. von Dohnanyi was a co-owner and managing director of the INSTITUT FUR MARKTFORSCHUNG UND UNTERNEHMENSBERATUNG INFRATEST, Munich (Market and Social Research, Infratest) and, between 1968 and 1969, he was Permanent Secretary at the German Ministry of Economics. Dr. von Dohnanyi was a Member of Parliament in Bonn from 1969 to 1981, Parliamentary Undersecretary from 1969 to 1972, and Minister for Science, Technology and Education from 1972 to 1974. From 1976 to 1981, he was Deputy Foreign Minister (Staatsminister), in Bonn (in charge of European affairs). From 1981 to 1988, he was Governor of the City State of Hamburg. From 1990 to 1994, Dr. von Dohnanyi was chairman of the board of TAKRAF Heavy Machinery, Leipzig, and since 1994 he has been a special advisor to the board of directors of the TREUHANDANSTALT (since January 1, 1995, BUNDESANSTALT FUR VEREINIGUNGSBEDINGTE SONDERAUFGABEN) in Berlin. Dr. von Dohnanyi is Chairman of Kirow AG and Wegweiser GmbH and a director of a:prico AG.

         DR. SCHWARZ-SCHILLING has served on our supervisory board as its chairman since December 31, 1998. From 1996 to 1998, he was the head of the advisory committee of Aquila Beteiligungs GmbH. From 1993 to 1997, he was chairman of the supervisory board of Grundig AG and since 1993 he has served as the managing director of Dr. Schwarz-Schilling & Partner Telecommunications Consulting GmbH. Since 1995, he has been an international mediator for the Federation Bosnia-Herzegovina. Since 1995 Dr. Schwarz-Schilling has been a deputy member of the Foreign Affairs Committee of the German Parliament and from 1995 to 1998, he was the chairman of the subcommittee for Human Rights and Humanitarian Aid, and since 1998 the vice chairman of that committee. From 1994 to 1995, he was a member of the Foreign Affairs Committee of the German Parliament and from 1993 to 1998, he has served as a deputy member of the Committee for Economics of the German Parliament. From 1982 to 1992, he was the Federal Minister of Post and Telecommunications of the Federal Republic of Germany and has been serving as a Member of the German Parliament since 1976. From 1957 to 1982, he was managing director of the family-owned SONNENSCHEIN AKKUMULATORENFABRIK BERLIN/BUDINGEN GmbH. Since 1999, he has also been chairman of the supervisory board of Mox Telecom AG and is a director of 2 Venture AG.

         MRS. PREUSS, the wife of Wolfgang Preuss, has served on our supervisory board since December 30, 1998 and as the general manager of KURHOTEL PARKSCHLOSSCHEN BAD WILDSTEIN GmbH, Traben-Trabach since January 1993. From July 1984 to December 1992, she served in various positions at Suweda.

         B.       COMPENSATION

         On a yearly basis, the chairman of the supervisory board receives EURO41,000, the vice chairmen receive EURO20,000 and each other member of the supervisory board receives EURO10,000. In addition, each member of the supervisory board is entitled to reimbursement for any reasonable business expenses incurred in the performance of his or her duties. We will reimburse the members of the supervisory board for any value-added taxes payable on their compensation.

         For the year ending December 31, 2001, we paid an aggregate of approximately EURO681,000 in cash compensation to Paul Thomason and Hans Wolfert. We do not provide pension, retirement or similar benefits for the members of our management board.

         Our articles of association provide that for the benefit of the members of the management and supervisory boards, the company bears the cost of liability insurance coverage relating to their duties. To this end, we have renewed the directors, officers and corporate liability insurance to cover general risks of liability.

         None of the members of our management board or supervisory board has received any loans from us.

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

         INVESTMENT COMMITTEE

         The investment committee consists of Dr. Schwarz-Schilling, Mr. O'Neill, Mr Bogner, and Dr von Dohnanyi. The task of the investment committee is to consider and evaluate matters submitted by our management as required by the standing orders for management board, such as investment and financing plans by us or any of our subsidiaries, disposition of assets or shares by us or any of our subsidiaries, increases in capital, mergers and transactions between us or any of our subsidiaries and any of our affiliates (other than transactions among us and our wholly owned subsidiaries), all as proposed by our management, and to make recommendations to the supervisory board.

         COMPENSATION COMMITTEE

         The compensation committee consists of Dr. Schwarz-Schilling and Mrs. Preuss. The task of the compensation committee is to consider and evaluate the compensation payable to members of the management board and any proposed stock option plans for employees and/or executives and make recommendations to the supervisory board.

         AUDIT COMMITTEE

         As a result of recent director resignations, the audit committee presently consists of Mr. Augustin. Steps are being taken to identify replacement directors who meet applicable independence tests permitting them to serve on the audit committee. The task of the audit committee is to consider and evaluate our financial statements and accounting policies and to make recommendations to the supervisory board, to undertake such investigations of our financial condition, operations, financial controls and reporting procedures as it deems necessary and to take all other actions which are customarily included in the responsibility of an audit committee of a public company and to report on our investigations and actions to the supervisory board.

         AGREEMENTS WITH DIRECTORS

         On March 1, 2001, we entered into an agreement with Dr. von Dohnanyi, pursuant to which he agreed to provide consulting services until September 30, 2001 in connection with disagreements between us and housing associations. During the term of the agreement, we agreed to pay Dr. von Dohnanyi a retainer of aproximately EURO12,782 per month, which included payment for 1.5 days of Dr. von Dohnanyi's services. To the extent that Dr. von Dohnanyi provided services in excess of 1.5 days per month, we agreed to pay for these additional services at a rate of EURO3,835 per day. This agreement expired on September 30, 2001.

         D.       EMPLOYEES

         At December 31, 2001, we had 683 full-time and approximately 28 part-time employees in Germany and 138 full-time and 86 part-time employees in The Netherlands. Our employees in Germany are not covered by a collective bargaining agreement. However, 151of our employees in Germany have voted to be represented by works councils. Our employees in The Netherlands have also elected a works council.

         The establishment and the powers of a works council in Germany are laid down in the German Labor Management Relations Act. The works council represents all employees except managerial employees and participates in the decision-making process with management. It has rights to obtain information and of consultation and co-operation and holds co-determination and veto rights. Although the German Labor Management Relations Act does not override the constitutional right of entrepreneurial freedom and to make fundamental business decisions which are reserved to the employer, rights of co-determination and veto rights may be exercised by the works council to block certain management decisions. Particularly in respect of social matters subject to the co-determination right, management needs the consent of the works council (or the favorable decision of a conciliation board) to enforce its decisions. Such social matters cover, among others, plant regulations and behavior of employees, work hours, the terms of payment of remuneration, vacation, monitoring devices, safety and health, social facilities, wages and salaries. With respect to personnel matters, the German Labor Management Relations Act covers all rights, from access to information to co-determination. For example, personnel planning, job posting, hiring, grouping, transferring employees and, significantly, the dismissal of employees are covered. Prior to carrying out a change in relation to such personnel matters, the employer must attempt to obtain the works council's consent. The rights and functions of the works council of our employees in The Netherlands are comparable to those of the German works councils, except that individual hirings and dismissals are not subject to works council approval in The Netherlands.

         We consider our relations with our employees and with the works councils in Germany and The Netherlands to be good.

         E.       SHARE OWNERSHIP

         To the best of our knowledge, the individual share ownership of the persons named in subsection 6.B has not previously been disclosed to shareholders or otherwise made public. Information about the aggregate share ownership of members of our management and supervisory boards is set forth in
Item 7 below.

         In February 1999, we adopted one stock option plan for the benefit of all of our and our subsidiaries' employees, known as the universal stock option plan, and one stock option plan for our and our subsidiaries' executive officers, known as the executive stock option plan. The two stock option plans provided for the issuance of stock options allowing eligible employees and executive officers to acquire a total of 1,000,000 shares, including 300,000 shares under the universal stock option plan and 700,000 shares under the executive stock option plan. In July 2000, we created two new stock option plans, a universal plan with 150,000 options and an executive plan with 350,000 options. We may not grant options under the 2000 plans until all options under the 1999 plans have been granted. The options granted under all of our stock option plans entitle participants to subscribe for shares at a defined purchase price. The initial option grants under the stock option plans have a purchase price equal to the initial public offering price of our shares (EURO29.00). The purchase price for stock options issued under the stock option plans after the initial public offering of our shares equal the average closing price of our shares at the Frankfurt Stock Exchange of the quarterly period preceding the grant of the option rights. Each option is exercisable only after a two-year period from the date of grant and only if the average daily closing price of the shares, calculated as the average over the five consecutive trading days on the Frankfurt Stock Exchange immediately prior to the first option exercise, equals at least 120% of the relevant purchase price of the option rights, adjusted to account for any capital increases or reductions.

         The options granted under the stock option plans vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant. If the participant's employment agreement terminates before the options vest in full, the participant's options will be vested only in the portion of options computed by multiplying 1/36 times the number of full months of employment between the date of option grant and the date of termination. The options granted under the universal stock option plan permit participant employees to purchase shares having an aggregate exercise price ranging between 50% and 100% of the participant's annual base salary at the date of option grant, depending on his term of employment with us or one of our subsidiaries preceding the option grant. The number of options granted to an executive participant is dependent on that participant's position in our organization. Each of the members of the management board is entitled to options for 100,000 shares. The options granted to other executives are for between 5,000 and 35,000 shares. At December 31, 2001 there were a total of 821,990 options outstanding under the two plans at a weighted average exercise price of EURO33.90.

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

ITEM 7.           MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

         A.       MAJOR SHAREHOLDERS

         The following table sets forth certain information regarding the beneficial ownership of our ordinary bearer shares by: (1) each person known by us to own beneficially 5% or more of our ordinary bearer shares; and (2) all members of our management and supervisory boards as a group. Our major shareholders do not have different voting rights. Based on information provided by the Bank of New York, as Depositary, we believe that approximately 2,931,656 or 7.4% of our shares are held in the form of depositary shares in the United States by three record owners.

         Except as indicated in the footnotes to this table, to our knowledge the persons named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them, subject to community property laws where applicable. Except as noted, the address of each of the persons named in the table is c/o PrimaCom AG, Hegelstrasse 61, 55122 Mainz, Germany.

NAME                                                     NUMBER          PERCENT(1)
----                                                  ------------     --------------
SHAREHOLDERS
United Pan-Europe Communications N.V. (2)               4,948,039           24.99%
Wolfgang Preuss (3)...............................      2,862,410           14.46%
Gartmore Investment Limited (4)...................      1,483,558            7.49%
Morgan Stanley Dean Witter (5) ...................      1,023,985            5.17%
                                                       ----------           -----
Total.............................................     10,317,992           52.11%
MANAGEMENT AND SUPERVISORY BOARDS
Management and supervisory board members:
    Boris Augustin................................          3,464               *
    Peter Bogner..................................             --              --
    Klaus von Dohnanyi............................             --              --

    Shane O'Neill (6).............................      4,948,039           24.99%
    Brigitte Preuss (7)...........................        166,997               *
    Christian Schwarz-Schilling ..................             --              --
    Stefan Schwenkedel ...........................             --              --
    Paul Thomason (8).............................        246,969            1.25%

    Hans Wolfert (9)..............................        100,000               *
Management and supervisory boards, as a group(10).      5,465,469           27.61%

----------

* less than 1%

(1) Based upon 19,798,552 shares outstanding as of December 31, 2001, of which 12,500 shares are treasury shares.

(2) Represents 4,932,139 shares and 31,800 American depositary shares owned directly by UPC, which is a majority-owned subsidiary of UGC. Although UGC has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles in their capacities as members of the supervisory board of UPC. Based on the information provided by UPC in its filings with the U.S. Securities and Exchange Commission, we believe that UPC purchased 3,510,385 of its shares on December 21, 1999, and made subsequent purchases during the remainder of December 1999, January, February and March 2000. The address of United Pan-Europe Communications N.V. is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

(3) We have been informed by Mr. Preuss that this includes 2,695,413 shares over which Mr. Preuss has voting and investment power and 166,997 shares that he holds in trust for Brigitte Preuss and over which they have shared voting power. The address of Mr. Preuss is Am Hemel 16, 55124 Mainz, Germany.

(4) We have been informed by Gartmore Investment Limited that this includes shares beneficially owned by various pension funds, institutional clients, unit trust holders and investment trust shareholders for which by Gartmore Investment Limited, Gartmore Fund Managers Limited and Gartmore Global Partners are discretionary investment managers who have voting and disposal power over the shares.

(5) Represents the shares held by Morgan Stanley Capital Partners III, L.P., which holds 4.59% of the shares, MSCP III 892 Investors, L.P., which holds 0.47% of the shares, and Morgan Stanley Capital Investors, L.P., which holds 0.13% of the shares. MSCP III, L.L.C. is the sole general partner of Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P., and, as such, has the power to vote or direct the vote and to dispose or direct the disposition of all of the shares held by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors L.P. and Morgan Stanley Capital Investors, L.P. Morgan Stanley Capital Partners III, Inc., as the institutional managing member of MSCP III, L.L.C., controls the actions of MSCP III, L.L.C. Morgan Stanley Dean Witter & Co., as the sole shareholder of Morgan Stanley Capital Partners III, Inc., controls the actions of Morgan Stanley Capital Partners III, Inc. Therefore, MSCP III, L.L.C., Morgan Stanley Capital Partners III, Inc. and Morgan Stanley Dean Witter & Co. may each be deemed to have beneficial ownership of the 1,023,985 shares held collectively by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P. The general partner of each of these investment limited partnerships is an affiliate of Morgan Stanley Dean Witter & Co., Inc. Morgan Stanley Dean Witter & Co., Inc. disclaims beneficial ownership of shares held by these investment limited partnerships, except to the extent of its pecuniary interest therein. The address for each of the above limited partnerships is c/o Morgan Stanley Capital Partners, 1221 Avenue of the Americas, New York, New York 10020.

(6) Represents the 4,948,039 shares beneficially owned by UPC over which Mr O'Neill disclaims beneficial ownership except for his pecuniary interests in UPC. The address for Mr O'Neill is 1 Knightsbridge,
       4th Floor, London SW1X 7UP.

(7) Represents shares held in turst for Mrs Preuss by her husband, Wolfgang Preuss, over which they have shared voting power. The address of Mrs Preuss is Am Hemel 16, 55124 Mainz, Germany.

(8) Represents 146,969 shares beneficially owned by Mr. Thomason and options in respect of 100,000 shares.

(9)    Represents options in respect of  100,000 shares.

(10) Includes 166,997 shares in which the beneficial owner has shared voting power and 200,000 share options granted under our executive share option plan which are fully vested, and the shares reflected in footnote 6 above.

         B.       RELATED PARTY TRANSACTIONS

         Jacques Hackenberg, our CEO since 1998, resigned effective October 17, 2000. We entered into an agreement with Mr. Hackenberg on that date providing for a one time bonus payment of EURO179,000 and receipt of his salary of EURO31,000 per month until July 2001, and EURO11,000 per month from August 2001 to December 2001. Mr. Hackenberg's stock options continued to vest until December 31, 2000, at which time substantially all of his 100,000 stock options, with an exercise price of EURO29 per share, became vested. Under the agreement, Mr. Hackenberg was prohibited from competing with us until December 31, 2001.

         Pursuant to an agreement effective on November 30, 2000, we purchased all the partnership interests from Messrs. Wolfgang Preuss, one of our largest shareholders, Bruno H. Schubert and Hans Werner Klose and Suweda
Betriebsgesellschaft fur Kabelkommunikation im Saarland Kabelprojekt Friedrichsthal KG for a total purchase price of

EURO 3,153,000 and the outstanding balances in the partnership's bank accounts. The assets of this partnership networks serve approximately 3,100 subscribers.

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

         In March, 2000, Multikabel acquired a 15.71% interest in Mediakabel, B.V., a consortium of cable television operators in The Netheralnds, organized to provide digital cable televison services. Multikabel has a EURO1,264,000 note receivable due after 2002 from Mediakabel and paid Mediakabel fees for digital cable televison services of EURO1,056,000 in 2000 and EURO2,575,000 in 2001.

         On February 12, 2001, we reached agreement with UPC on the key terms of a business combination transaction involving us and UPC's EWT/tss and Alkmaar subsidiaries. A non-binding letter of intent was signed by the parties on March 9, 2001. On March 17, 2001, our supervisory board approved the business combination and the final business combination agreement was signed by the parties on March 29, 2001 and publicly announced on that day. However, on August 26, 2001, UPC notified us it would not vote in favor of the merger at our shareholders' meeting held on August 28, 2001. This agreement was extended until December 15, 2001 to allow the parties to explore possible amended terms that would be mutually acceptable, at which time the parties agreed to its termination.

         On December 31, 2000, the Company acquired the shares of Suweda Betriebsgesellschaft fur Kabelkommunikation im Saarland Kabelprojekt Friedrichsthal KG ("Friedrichsthal") which was partially owned by Wolfgang Preuss, a shareholder of the Company, for EURO3,153,000. Friedrichsthal serviced approximately 3,100 customers at the time of acquisition.

         C.       INTERESTS OF EXPERTS AND COUNSEL

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

                                                     NASDAQ               FRANKFURT STOCK EXCHANGE
                                               HIGH            LOW            HIGH          LOW
                                          -------------    -----------    -----------    ---------
                                                     (IN U.S.$)                   (IN EURO)
ANNUAL HIGHS AND LOWS
1999 (from February 22, 1999)..........           29.63          15.00          64.00        29.50
2000...................................           50.00           5.13          99.00        11.60
2001...................................            8.00           1.40          17.90         2.38

QUARTERLY HIGHS AND LOWS
2000
First Quarter..........................           50.00          30.63          99.00        59.00
Second Quarter.........................           43.50          18.13          86.10        36.00
Third Quarter..........................           23.88           3.63          50.35        31.00
Fourth Quarter.........................           13.13           5.13          32.00        11.60

2001
First Quarter..........................            8.00           5.38          17.90        10.60
Second Quarter.........................            6.63           3.70          15.50         8.10
Third Quarter..........................            4.70           2.00          12.45         2.38
Fourth Quarter.........................            2.40           1.40           5.60         2.68

MONTHLY HIGHS AND LOWS
2001
September..............................            2.40           1.20           5.90         2.38
October................................            2.40           1.74           5.60         3.30
November...............................            2.20           1.55           4.75         3.55
December...............................            1.99           1.40           4.43         2.68
2002
January................................            1.75           1.50           3.89         2.80
February...............................            1.41           0.89           3.25         1.95
March (through March 25................            1.03           0.65           2.35         1.37

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

         D.       EXCHANGE CONTROLS

         At the present time, Germany does not restrict the export or import of capital, except for investments in areas like Iraq and Libya in accordance with applicable resolutions adopted by the United Nations and the European Union. However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (DEUTSCHE BUNDESBANK), subject only to certain immaterial exceptions, any payment received from or made to an individual or a corporation resident outside of Germany if the payment exceeds approximately EURO12,500 (or the equivalent in a foreign currency). In addition, residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed approximately EURO3,000,000 (or the equivalent in a foreign currency) at the end of a month. The treatment of remittance of dividends, interest or other payments to nonresident holders of ordinary bearer shares or depositary shares is described in subsection E below.

         E.       TAXATION

         U.S. FEDERAL INCOME TAXATION

         The discussion that follows describes the material United States federal income tax consequences of the purchase, ownership, and disposition of our shares or American Depositary Shares, or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of shares or ADSs. In particular, this discussion of United States federal income tax matters deals only with holders that will hold shares or ADSs as capital assets and does not address the tax treatment of the purchase, ownership, and disposition of shares or ADSs under applicable state or local tax laws, or the laws of any jurisdiction other than the United States. In addition, this discussion does not address special federal income tax situations, such as the United States federal income tax treatment of holders:

            - who are securities dealers, financial institutions, insurance companies or tax exempt organizations;

            - who are holding shares or ADSs as part of a hedging or larger integrated financial or conversion transaction;

            - who are citizens or residents of a possession or territory of the United States;

            - who are United States holders (as defined below) with a currency other than the U.S. dollar as their functional currency;

            - who are holding shares or ADSs pursuant to certain retirement plans;

            - who are holding shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

            - who own, directly or indirectly, 10% or more of our voting stock. In addition, the discussion below does not address the tax treatment of partnerships or persons who hold shares or ADSs through a partnership or other pass through entity.

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

         TAXATION OF DIVIDENDS. Subject to the discussions below relating to passive foreign investment companies, a United States holder will be required to include in gross income as a dividend when received (or in the case of ADSs, when received by the Depositary) the gross mount of any cash or the fair market value of any property distributed by us in respect of our shares to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles, which may include certain earnings and profits accumulated by our predecessors. Dividends paid in any currency other than U.S. dollars will be translated into U.S. dollars at the spot rate on the date the dividends are received (which for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the dividends are in fact converted into U.S. dollars on that date.

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

         A distribution with respect to our shares or ADSs in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a tax-free return of basis in the shares to the extent of the United States holder's adjusted basis in such shares, with the balance of the distribution, if any, treated as gain realized by the United States holder from the sale, exchange or other disposition of the shares.

         Dividends paid by us will not be eligible for the dividends received deduction generally allowed to domestic corporate shareholders.

         THE TREATY. Under German law, German corporations were required to withhold tax on a distribution in 2001 of profits earned prior to 2001 in an aggregate amount equal to 26.375% of the gross amount paid to resident and nonresident stockholders, consisting of a 25% withholding tax plus a 5% surtax thereon. With respect to dividends from profits earned since January 1, 2001, German corporations must withhold tax at a rate of 21.1%, consisting of 20% withholding tax and a 5.5% surtax thereon. In the case of a United States holder, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Treaty provides that United States holders are entitled to a further refund equal to 5% of the gross amount of the dividend. The German imputation system was abolished in 2002 and consequently this amount will no longer be refundable as from 2002.

         Thus, for each $100 of gross dividend paid by us to a United States holder in 2001, such holder will initially receive $73.625 ($100 less 26.375% withholding tax). If the United States holder also applies for the available refunds under the Treaty German withholding tax is effectively reduced to $15 and the cash received per $100 of gross dividend is $85. Thus, for each $100 of gross dividend, the United States holder will include $100 in gross income and will be entitled to a foreign tax credit of $15, subject to the general limitations of United States federal income tax law.

         For U.S. corporate shareholders who hold at least 10% of the shares in a German corporation, the withholding tax rate is reduced to 5% plus a 5.5% surtax thereon

         GERMAN REFUND PROCEDURES. In order to obtain the 5% tax credit-related refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German surtax, United States holders of shares must submit to the German tax authorities directly (1) a claim for refund, (2) the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and (3) an IRS Form 6166. The claim for refund must be filed within four years from the end of the calendar year in which the dividend is received.

         Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: BUNDESAMT FUR FINANZEN, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W. Washington D.C. 20007-1998.

         U.S. holders may obtain a Form 6166, which is a certification of the United States holders' last filed United States federal income tax return, by filing a request with the office of the Director of the Internal Revenue Service Center at the following address: Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia,
PA 19114-0447. Requests for certification are to be made in writing and must include the United States holder's name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. The Internal Revenue Service will send the certification (IRS Form 6166) directly to the United States holders. The issued IRS Form 6166 will be valid for a period of three years from the date of the last filed return to which it relates.

         Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

         TAXATION OF DISPOSITION OF SHARES OR ADSS. Subject to the discussions below relating to passive foreign investment companies, any gain or loss realized and recognized by a United States holder on the sale or other disposition of a share or an ADS (including upon our liquidation or dissolution or as a result of a non-pro rata redemption of shares) will be subject to United States federal income tax, as a capital gain or loss, on an amount equal to the difference between such United States holder's adjusted tax basis in the share or ADS and the amount realized on our disposition. A United States holder's adjusted tax basis in a share or ADS (as described above) will be reduced (but not below zero) by the amount of any distribution that is treated as a return of basis.

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

         FOREIGN TAX CREDIT CONSIDERATIONS. For United States federal income tax purposes, United States holders, upon payment of a dividend, will be treated as having received the amount of any German tax withheld, which is not refundable (as described above), and as then having paid this tax over to Germany. As a result of this rule, the amount of dividend included in a United States holder's gross income may be greater than the amount of cash actually received (or receivable) by the United States holder.

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

         PASSIVE FOREIGN INVESTMENT COMPANY RULES. Special United States federal income tax rules apply to holders of equity interests in a corporation classified as a passive foreign investment company, or PFIC, under the Code. We would constitute a PFIC for United States federal income tax purposes if 75% or more of our gross income for a taxable year were to consist of passive income, or 50% or more of our average assets held during a taxable year were to consist of passive assets. We do not anticipate that we have or will have sufficient passive income or assets in any year to constitute a PFIC.

         If we were to constitute a PFIC, a United States holder could be subject to a number of materially adverse United States tax consequences. Prospective United States holders should consult with their own tax advisors regarding the potential application of PFIC rules to them.

         NON-UNITED STATES HOLDERS

         Subject to the discussion of United States backup withholding tax below, a holder of shares or ADSs other than a United States holder will not be subject to United States federal income or withholding tax on income derived by us, dividends paid to a stockholder or gains realized on the sale of shares or ADSs, provided that: (1) such income items are not effectively connected with the conduct by the non-United States holder of a trade or business within the United States; (2) the non-United States holder is not or was not present in, or does not have or did not have a permanent establishment in, the United States;
(3) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder's status as a citizen or former citizen thereof or resident or former resident thereof; and (4) in the case of a gain from the sale or disposition of shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale and certain other conditions are met.

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

         UNITED STATES BACKUP WITHHOLDING TAX AND INFORMATION REPORTING. Payments made by a U.S. paying agent or other United States intermediary broker in respect of the shares or ADSs may be subject to information reporting to the IRS and to backup withholding tax. Backup withholding will not apply, however
(i) to a holder who furnishes a correct taxpayer identification number and makes any other required certification or (ii) to a holder who is otherwise exempt from backup withholding (such as a corporation).

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

         The discussion is limited to the impact of income taxes on income from dividends, capital gains, gift and inheritance tax under German law, and does not address all aspects of German taxation. The discussion does not consider any specific facts or circumstances that may apply to a particular investor. In particular, this discussion does not comprehensively treat the tax considerations that will be relevant to prospective investors who reside outside Germany. Any person who is in doubt as to his tax position is urged to consult a tax adviser before purchasing or selling shares or ADSs.

         A short discussion of German corporate taxation precedes the discussion of taxes applicable to shareholders. German tax law has undergone a fundamental change due to a major tax reform which became effective in stages on January 1, 2001 and on January 1, 2002. Further changes are to be expected in the future. As a result, the German tax law is transitory in certain respects.

         TAXATION OF PRIMACOM. From January 1, 2001 PrimaCom is subject to corporate income tax at a rate of 25%. This tax rate applies whether or not profits are distributed. Certain foreign-source earnings are exempted from corporate income tax. Effective in the 2002 tax year, dividends received by a corporation, and profits it derives from the disposal of shares in corporations, will also be exempted from corporate income tax. This exemption does not apply, however, to dividends a corporation received which relate to profits generated prior to 2001. Such dividends paid in 2001 by a German resident stock corporation were subject to withholding tax of 25% plus a 5.5% surtax (SOLIDARITATSZUSCHLAG) thereon, creating an effective total rate of 26.375%.

         In addition, German corporations are subject to a profit-related trade tax, the exact amount of which depends on, among other things, the municipalities in which the corporation maintains branches. Trade tax on income is deductible as an operating expense for corporate tax assessment purposes.

         Profits earned with respect to periods prior to 2001 remain subject to corporate income tax at a rate of 40% for non-distributed profits and 30% for distributed profits plus the 5.5% surtax (SOLIDARITATSZUSCHLAG) thereon. Certain foreign-source profits are exempted, as are dividends received which are paid out of tax-free foreign earnings or which are considered as capital repayments for tax purposes.

         In so far as the classification of PrimaCom's capital for corporate income tax purposes at December 31, 2000, reduced by ordinary distributions of profits for previous years, still includes equity components which were subject to corporate income tax in previous tax years at a rate of 45% or 40%, respectively, then such equity components will be carried forward in the form of a corporate income tax credit. The tax credit amounts to one-sixth of the final balance of the equity component taxed at a rate of 40% (EK 40-ENDBESTAND).

         In the case of dividend distributions paid in the years 2002 to 2016, which are deemed to have been paid out of the EK 40 ENDBESTAND, both the corporate income tax and the corporate income tax credit are reduced by one-sixth of the respective EK 40-ENDBESTAND distributed. Corporate income tax credits which have not been realized by 2016 will lapse. If certain tax-free profits originating prior to 2001 are distributed within this 15-year period, they will be subject to additional taxation at the level of the corporation.

         TAXATION OF DIVIDENDS--DIVIDENDS FROM PROFITS EARNED SINCE JANUARY 1, 2001. In general, only half of the dividends paid to individual shareholders will be subject to income tax (the "half-income-method"

(HALBEINKUNFTEVERFAHREN)) plus 5.5% surtax thereon. Correspondingly, only half of the expenses associated with each shareholder's participation are tax deductible. Dividends which are considered to be repayments of capital for tax purposes are completely tax-free, provided that the individual shareholder does not hold a substantial participation as defined below (as of January 1, 2002, a participation of 1% or more is consider substantial; see "--Taxation of dividends--Disposals from January 1, 2002").

         However, dividend payments to individual shareholders resident in Germany (i.e., having their domicile or habitual abode in Germany) and whose shares are held as private assets are generally tax-exempt, provided that the dividend payments and the shareholders' other investment income, less half the actual income-related expenses (or blanket deduction for income-related expenses of DM 100 or DM 200 for married couples filing jointly), do not exceed the tax-free savers' tax allowance of DM 3,000 or DM 6,000 for married couples filing jointly). A 5.5% surtax is levied on the assessed income tax of the shareholder.

         If the shareholder is a corporation with its statutory seat or place of management in Germany, dividends received will not be subject to corporate income tax. If the shareholder is a bank or financial services institution within the meaning of Sec. 1 para. 12 of the German Banking Act, and the shares are accounted for in the trading books (HANDELSBUCH), then dividends are fully taxable. This is also true with respect to shares of a finance company (as defined by the Banking Act) purchased with the aim of making short-term gains on such company's own account. The same rules apply to banks, financial services institutions and finance companies having their seat in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area. An exemption of dividend income from trade tax is only granted if, at the beginning of the year, the shareholder held at least 10% of the registered share capital of the corporation distributing such dividends.

         German corporations must withhold, on behalf of their shareholders, tax (capital yield tax) at a rate of 20.0% plus a 5.5% surtax thereon, representing a total rate of 21.1% of the amounts distributed, irrespective of whether the dividends are fully or partially tax-exempt to the shareholders. The withholding tax is credited or refunded upon the shareholder's tax assessment on income.

         Dividends will be paid without deduction of withholding tax and surtax to shareholders resident in Germany who have submitted to their custodial bank a non-assessment certificate (NICHTVERANLAGUNGSBESCHEINIGUNG) issued by the tax office of their statutory seat or domicile. In addition, no deduction for withholding tax will be made if the shareholder has submitted a withholding exemption certificate (FREISTELLUNGSAUFTRAG) to his bank, provided that the exemption amount indicated in the certificate has not already been used up by other investment income. The custodial bank may also pay dividends without deducting withholding tax and surtax to tax-exempt corporations, provided a non-assessment certificate has been submitted.

         The half-income-method is, as a rule, applied to individual shareholders not resident in Germany. Dividend income of corporations not resident in Germany is, in principle, tax-exempt. It is, however, at present not clear whether this is also true if the shares are not held as part of the assets of a permanent establishment (including a permanent representative) or a fixed base in Germany, or whether, in these cases, capital yield tax will be levied. Capital yield tax will be levied, at least initially, at a rate of 20% (plus surtax thereon) on the full amount of the dividends. It remains to be seen whether and how capital yield tax withheld will be refunded, either fully or in part, in so far as the refund exceeds the amount provided for in the applicable double taxation treaty, if any. Most German double taxation treaties provide for a reduction of capital yield tax to 15% for dividend distributions to shareholders whose shares are not held as part of the assets of a permanent establishment in Germany and who are resident in a country which is party to a double taxation treaty with Germany. The withholding tax is reduced by refunding to the shareholder the difference between the total amount withheld, including solidarity surcharge, less the withholding tax actually owed according to the applicable double taxation treaty upon the shareholder's application to the Federal Tax Office (BUNDESAMT FUR FINANZEN, FRIEDHOFSTRASSE 1, 53225 BONN).

         Forms for refund requests can be obtained from the German tax authorities or from German embassies and consulates in various countries. Most double taxation treaties provide for a further reduction of capital yield tax on dividends distributed to corporations not resident in Germany which hold at least 25% (in some cases at least 10%) of the shares or, under some treaties, voting shares of the distributing corporation. The same rule applies to dividends distributed to parent companies resident in the European Community within the meaning of EC Directive 90/435/EEC of the Council of July 23, 1990 (the "Parent-Subsidiary Directive"). Where dividends are distributed to EU parent companies, upon request and provided that further requirements are met, either the reduced withholding tax rate can be applied at the time of distribution or the withholding tax may not have to be withheld at all.

         If an individual shareholder holds shares as part of the business assets of a permanent establishment in Germany, and the shareholder holds less than one-tenth of the distributing company's share capital at the beginning of the calendar year in which the dividend is paid, then half of such dividends will also be subject to trade tax, regardless of whether the shareholder is resident in Germany.

         TAXATION OF DIVIDENDS--TRANSITIONAL ARRANGEMENTS FOR DISTRIBUTION OF PROFITS EARNED PRIOR TO 2001. Dividends paid in 2001 out of profits earned prior to 2001 will be taxed according to the so-called "imputation system". According to this system, dividends paid to shareholders resident in Germany are, after deduction of the expenses associated with the shareholding, as a rule subject to income or corporate income tax plus surtax in their full amount. There may be exceptions for dividend payments regarded as capital repayments for tax purposes, or for dividends paid out of tax-exempt foreign earnings directly to corporate shareholders resident in, and fully subject to taxation in Germany. The imputation system calculates tax according to the standard scale and the tax is levied on the dividend income after deduction of the expenses associated with the shareholding. The dividend income (including a corporate tax credit, if any) of individuals on shares held as private assets is tax-exempt, provided that the savers' tax allowance referred to above is not exhausted. However, expenses relating to this income, may be deducted in full. Dividends received by shareholders who are not resident in Germany relating to shares which are held as part of the assets of a permanent establishment (including a permanent representative) or a fixed base in Germany, are fully taxable as part of the profits of the permanent establishment or fixed base. If the shareholder is an individual, the income tax will be assessed according to the rates for German nationals, subject to a minimum of 25%. Income from shares that are part of the assets of a permanent establishment maintained by a foreign legal entity in Germany are subject to German corporate income tax at a rate of 25%. In this case, a surtax of 5.5% of the assessed income or corporate income tax also applies. The transfer of profits from the permanent establishment or fixed base to the foreign parent company is not subject to German withholding tax.

         Shareholders who hold their shares as part of the assets of a permanent establishment or a fixed base in Germany will be entitled for the last time in 2001 to a credit or refund of three-sevenths of the dividend resolved by the general shareholders' meeting (net dividend) for distribution of profits derived prior to 2001, whether or not they are resident in Germany. This credit also reduces the assessment basis for the surtax on the shareholders' respective income or corporate income tax liability, provided that an appropriate tax certificate is properly submitted. The distribution of profits which were tax-exempt at the corporate level (e.g. due to a double taxation treaty or profits which are treated as capital repayment for tax purposes) does not trigger a tax credit. Shareholders not resident in Germany do not receive a credit or refund of the corporate income tax credit in Germany unless their shares are held as part of the assets of a permanent establishment or a fixed base in Germany.

         Dividends distributed by a corporation in the years 2002 to 2016 are also subject to special provisions. If a corporation's income tax is reduced or refunded as a result of its distribution of profits earned before 2001 (see "--TAXATION OF PRIMACOM" above), then the corporate income tax, and the corporate income tax credit of a shareholder which is subject to corporate income tax, will be increased by the amount of the tax refunded to such distributing corporation, but only to the extent that such tax is allocable to the dividend paid to the shareholder. If the receiving shareholder itself distributes a dividend in the above-mentioned period, it will generally receive a corresponding refund. However, if the shareholder is an individual, the half income method will be applied to the dividends paid out of profits which were already taxed at 30% at the level of the distributing corporation. In this case, the corporate income tax paid by the corporation is not credited.

         Regardless of whether the shareholder is resident in Germany and whether such shareholder is an individual or a corporation, the gross dividend (the dividend resolved by the general shareholders' meeting plus imputed corporate income tax credit) will be subject to trade tax if the shares are part of the business assets of a permanent establishment in Germany and the shareholder held less than 10% of the registered share capital of the corporation at the beginning of the year.

         A distribution in 2001 of profits earned prior to 2001 is subject to withholding tax at a rate of 25% plus the 5.5% surtax (creating an effective rate of 26.375%). There will be no withholding tax if a withholding exemption certificate or a non-assessment certificate has been submitted to the bank paying the dividend. In these cases individuals are also entitled to recover the imputed corporate income tax. If withholding tax is levied, it will, as in the case of the 20% withholding tax discussed above, be credited to the tax assessment or refunded to shareholders not resident in Germany according to the provisions of an applicable double taxation treaty.

         TAXATION OF CAPITAL GAINS--DISPOSALS UNTIL THE END OF 2001. Capital gains derived from the disposal of shares held by a shareholder resident in Germany as part of business assets or by a shareholder not resident in Germany as part of the assets of a permanent establishment or a fixed base in Germany are taxable at the standard rates.

         Capital gains derived from shares held by shareholders resident in Germany as part of their private assets are, however, only subject to tax if the shares are sold within one year after their acquisition or after the expiration of this period if the shareholder, at any time during the five years immediately preceding the disposal, directly or indirectly held at least 10% of the nominal capital in the corporation (referred to as a "substantial participation"). If the shareholder acquired the shares gratuitously, the participations of the previous owner as well as the time he has held the shares will also be taken into account.

         Capital gains from the disposal of shares of a non-resident shareholder whose shares do not form part of the assets of a permanent establishment or a fixed base in Germany are only subject to tax if, at any time during the five years immediately preceding the disposal, the shareholder has directly or indirectly held at least 10% of the nominal capital of the subject corporation. Most double taxation treaties to which Germany is a party provide for a complete exemption from German taxation in this case.

         Losses resulting from the disposal of shares held by individuals as part of their private assets may be deducted for tax purposes only if the shares have been sold within one year after their acquisition and in a restricted way. Special provisions apply in the case of an individual who has held at least 10% of the company's share capital. Losses resulting from the disposal of shares that are business assets in Germany or are held by a corporation resident in Germany are generally fully deductible.

         TAXATION OF CAPITAL GAINS--DISPOSALS FROM 2002 ONWARDS. The taxation of capital gains from the disposal of shares in a corporation whose fiscal year corresponds to the calendar year are subject to considerable changes beginning in 2002.

         In 2002, individuals will only be subject to income tax on half of their capital gains, provided the gains are taxable according to the provisions described above. However, the 10% threshold for a substantial participation has been reduced to 1% under the tax law changes. When determining the respective participation rate, participations held prior to the effective date of the legal changes will also be taken into account. Capital gains of shareholders subject to corporate income tax will, as a rule, be tax-exempt. The deductibility of losses from the disposal of shares will be further limited or totally excluded.

         If the shareholder is a bank or financial services institution within the meaning of Sec. 1 para. 12 of the German Banking Act, and if the shares disposed of are accounted for in the trading books (HANDELSBUCH), any capital gains will be fully taxable. The same rule will apply if the shares disposed of were acquired by a finance company within the meaning of the Banking Act with the aim of realizing short-term profits for such company's own account. This is also true for banks, financial services institutions and finance companies having their seat in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area.

         If the shareholder disposing of shares is an individual not resident in Germany, then capital gains are only subject to German income tax under the above-mentioned 1%-rule. Such gains are subject to tax if the shares are part of the business assets of a permanent establishment or a fixed base in Germany. With respect to non-resident shareholders, most double taxation treaties to which Germany is a party provide for an exemption from German taxation.

         GIFT AND INHERITANCE TAX. The transfer of shares to another person by way of gift or succession is in principle only subject to German inheritance or gift tax if:

(a) the decedent or donor, or the heir, the beneficiary or other transferee has his/her residence or habitual abode in Germany at the time of the transfer or is a German citizen who has not lived abroad for a continuous period of more than five years without maintaining a residence in Germany; or

(b) the shares are held by the decedent or donor as part of business assets for which a permanent establishment is maintained in Germany or a permanent representative is appointed; or

(c) the decedent or donor at the time of the inheritance or gift, either alone or together with persons close to him, directly or indirectly holds at least 10% of the share capital of the German corporation.

The few German double taxation treaties on inheritance and gift tax that are currently in force (e.g. the treaty with the United States) usually provide for German gift and inheritance tax to be levied only in the cases described under
(a) and (b) above.

         OTHER TAXES. There are no German transfer tax, value added tax, stamp duty or similar taxes on the purchase, sale or other disposal of shares. Wealth tax is no longer levied for periods after January 1, 1997.

         Effective January 1, 2000, if an individual or a corporation directly or indirectly acquires 95% or more of the shares in PrimaCom, a 3.5% land transfer tax will be levied on the value of all land which PrimaCom or one of its subsidiaries owns.

         F.       DIVIDENDS AND PAYING AGENTS

         Not applicable.

         G.       STATEMENT BY EXPERTS

         Not applicable.

         H.       DOCUMENTS ON DISPLAY

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices at 500 West Madison Street, Suite 1400,Chicago, Illinois 60661, and 233 Broadway New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

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

                            INTEREST RATE SENSITIVITY
                PRINCIPAL (NOTIONAL) AMOUNT BY EXPECTED MATURITY
                     AVERAGE INTEREST RATE/CAP STRIKE PRICE

                                                                                                         FAIR VALUE
                                                                                                          DECEMBER
                                            2002    2003    2004   2005   2006    THEREAFTER     TOTAL    31, 2001
                                            ----    ----    ----   ----   ----    ----------     -----    --------
Variable-Rate Revolving
Credit Facility (EURO in
thousands).  Floating Rate
Index EURIBOR plus
..75% - 2.50%..................               554       -       -      -      -     831,529      832,083      832,083

Interest Rate Derivative
     Financial Instruments
     Related to Variable-Rate
     Revolving Credit Facility
Interest Rate Floors/Caps
    (EURO in thousands).........
Notional Amount...............    425,000                                                                     (3,621)
Average Strike Rate(1)........       5.29%
Average Floor Rate(2).........       3.76%

----------

(1)   Average strike rate of interest rate cap agreements.
(2)   Average floor rate as to the  EURO325,000,000 of notional account.

ITEM 12.          DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

      Not applicable.

PART II

ITEM 13.          DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

      Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

      Not applicable.

ITEM 15.          [RESERVED]

ITEM 16.          [RESERVED]

PART III

ITEM 17.          FINANCIAL STATEMENTS

      Not applicable.

ITEM 18.          FINANCIAL STATEMENTS

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors,
PRIMACOM AG

         We have audited the accompanying consolidated balance sheets of PrimaCom AG and subsidiaries as of December 31, 2001, 2000 and 1999 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

         In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PrimaCom AG and subsidiaries at December 31, 2001, 2000 and 1999 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

         As disclosed in Note 11 to the consolidated financial statements, in 2001, the Company changed its method of accounting for financial instruments.

                                                           /s/  Ernst & Young
                                                     ------------------------
                                                                ERNST & YOUNG
                                              Deutsche Allgemeine Treuhand AG

Frankfurt, Germany
March 25, 2002

                          PRIMACOM AG AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                           YEARS ENDED DECEMBER 31,
                                                     -------------------------------------------------------------
                                                          1999             2000           2001            2001
                                                     -------------     -----------    ------------    ------------
                                                          EURO             EURO           EURO            U.S.$
                                                                                                       (UNAUDITED)
Revenues........................................           105,949         124,343         165,496         147,304
Operating costs and expenses:
   Operations...................................            24,543          30,794          44,195          39,337
   Selling, general and administrative..........            18,590          27,981          37,630          33,494
   Corporate overhead...........................            12,413          17,219          14,929          13,288
   Depreciation and amortization................            61,277          75,530         118,360         105,349
                                                     -------------     -----------    ------------    ------------
Total...........................................           116,823         151,524         215,114         191,468
                                                     -------------     -----------    ------------    ------------
Operating loss..................................           (10,874)        (27,181)        (49,618)        (44,164)
Interest expense:
   Bank debt....................................             9,995          24,629          61,445          54,691
   Sale-leaseback...............................             2,115           1,544           1,323           1,178
   Senior Notes.................................             3,764              --              --              --
                                                     -------------     -----------    ------------    ------------
                                                            15,874          26,173          62,768          55,869
Other income (expense)..........................              (767)          1,690          (5,649)         (5,027)
                                                     -------------     -----------    ------------    ------------
Loss from operations before income taxes and other
   items........................................           (27,515)        (51,664)       (118,035)       (105,060)
Income tax benefit (expense)....................            (1,667)         (4,258)         15,381          13,690
                                                     -------------     -----------    ------------    ------------
Loss from operations before minority interest and
   equity earnings..............................           (29,182)        (55,922)       (102,654)        (91,370)
Minority interest in net income of subsidiaries                (70)            (94)            (88)            (78)
Equity loss in affiliate........................                --            (128)           (420)           (374)
                                                     -------------     -----------    ------------    ------------
Loss from operations before extraordinary loss and
   cumulative effect of change in accounting
   principle....................................           (29,252)        (56,144)       (103,162)        (91,822)
Extraordinary loss, net of income tax ..........                --          (8,180)             --              --
Cumulative effect of change in accounting
   principle....................................                --              --            (946)           (842)
                                                     -------------     -----------    ------------    ------------
Net loss........................................           (29,252)        (64,324)       (104,108)        (92,664)
                                                     =============     ===========    ============    ============

Loss per share:
   Basic and diluted:
   Loss from operations.........................             (1.53)          (2.85)          (5.21)          (4.64)
   Extraordinary loss...........................                --           (0.41)             --              --
Cumulative effect of change in accounting principle             --              --           (0.05)          (0.05)
                                                     -------------     -----------    ------------    ------------
Net loss........................................             (1.53)          (3.26)          (5.26)          (4.69)
                                                     =============     ===========    ============    ============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                                   DECEMBER 31,
                                           -----------------------------------------------------------
                                              1999            2000            2001            2001
                                           -----------    ------------    ------------    ------------
                                              EURO            EURO            EURO             U.S.$
                                                                                           (UNAUDITED)
Cash.................................            8,367           4,643           2,933           2,611
Trade accounts receivable-- net......            3,715           6,796           8,177           7,278
Other current assets.................            3,415          16,113          10,762           9,579
                                           -----------    ------------    ------------    ------------
Total current assets.................           15,497          27,552          21,872          19,468

Deferred tax asset-- net.............           47,306          48,169          61,439          54,685
Property and equipment-- net.........          276,788         559,581         576,695         513,302
Goodwill-- net.......................          238,850         357,754         320,095         284,909
Customer lists-- net.................               --          56,067          53,055          47,223
Other assets.........................            8,195          28,722          48,409          43,088
                                           -----------    ------------    ------------    ------------
TOTAL ASSETS.........................          586,636       1,077,845       1,081,565         962,675
                                           ===========    ============    ============    ============

Accounts payable.....................            5,806          26,786          25,157          22,392
Accrued expenses.....................           14,800          24,608          31,331          27,887
Deferred revenue.....................           12,593           2,736           2,225           1,980
Deferred purchase obligations........            2,304           4,228          10,984           9,777
Sale-leaseback obligations - current.            3,481           4,341           3,976           3,539
Related party liabilities............              245             245              --              --
Bank and other debt - current........              251             955             554             493
                                           -----------    ------------    ------------    ------------
Total current liabilities............           39,480          63,899          74,227          66,068

Bank and other debt..................          207,840         735,236         831,529         740,124
Sale leaseback - obligations.........           10,641           9,328           5,617           4,999
                                           -----------    ------------    ------------    ------------
TOTAL LIABILITIES....................          257,961         808,463         911,373         811,191
                                           -----------    ------------    ------------    ------------

Minority interest....................               85             198             200             178

SHAREHOLDERS' EQUITY
Registered capital...................           50,435          50,582          50,582          45,022
Additional paid-in capital...........          350,067         354,838         359,754         320,208
Accumulated deficit..................          (71,912)       (136,236)       (240,344)       (213,924)
                                           -----------    ------------    ------------    ------------
TOTAL SHAREHOLDERS' EQUITY...........          328,590         269,184         169,992         151,306
                                           -----------    ------------    ------------    ------------
TOTAL LIABILITIES AND SHAREHOLDERS'
   EQUITY............................          586,636       1,077,845       1,081,565         962,675
                                           ===========    ============    ============    ============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                 ADDITIONAL                             TOTAL
                                              REGISTERED          PAID-IN         ACCUMULATED       SHAREHOLDERS'
                                               CAPITAL            CAPITAL           DEFICIT             EQUITY
                                            --------------    ---------------   ---------------    ---------------
                                                 EURO               EURO             EURO                EURO
Balance at December 31, 1998                        40,348            242,343           (42,660)           240,031
Capital contribution....................                --              5,931                --              5,931
Issuance of shares in initial public
   offering.............................            10,087             99,036                --            109,123
Stock option compensation...............                --              2,757                --              2,757
Net loss................................                --                 --           (29,252)           (29,252)
                                            --------------    ---------------   ---------------    ---------------
Balance at December 31, 1999............            50,435            350,067           (71,912)           328,590
Issuance of shares in acquisition.......               179              1,543                --              1,722
Merger with AGFB........................               (32)              (330)               --               (362)
Stock option compensation...............                --              3,558                --              3,558
Net loss................................                --                 --           (64,324)           (64,324)
                                            --------------    ---------------   ---------------    ---------------
Balance at December 31, 2000............            50,582            354,838          (136,236)           269,184
Release of contingent value rights......                --              1,063                --              1,063
Stock option compensation...............                --              3,853                --              3,853
Net loss................................                --                 --          (104,108)          (104,108)
                                            --------------    ---------------   ---------------    ---------------
Balance at December 31, 2001............            50,582            359,754          (240,344)           169,992
                                            ==============    ===============   ===============    ===============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                          PRIMACOM AG AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                            YEARS ENDED DECEMBER 31,
                                                         -------------------------------------------------------------
                                                             1999            2000            2001             2001
                                                         ------------    -----------    -------------    -------------
                                                             EURO            EURO            EURO             U.S.$
                                                                                                           (UNAUDITED)
OPERATING ACTIVITIES
Net loss...........................................           (29,252)       (64,324)        (104,108)         (92,664)
Adjustments to reconcile net loss to net cash provided
    by operating activities:
Depreciation and amortization......................            61,277         75,530          118,360          105,349
Amortization of other assets.......................             5,719          6,064            4,072            3,624
Amortization of deferred revenue...................           (16,683)       (29,076)         (18,018)         (16,037)
Gain on sale of equity investment..................                --         (1,689)              --               --
Loss on write-off of equity investment.............                --             --            1,452            1,292
Write-off of capitalized financing fees............                --          8,180               --               --
Stock option compensation expense..................             2,757          3,558            3,853            3,429
Deferred income taxes..............................             3,222          3,000          (13,270)         (11,811)
Other..............................................                70            230              200              178
Changes in assets and liabilities, net of effects of
    business acquisitions and disposition:
Trade accounts receivable..........................              (861)          (750)          (1,311)          (1,167)
Other assets.......................................             2,002        (13,849)           5,113            4,552
Accounts payable...................................               828         11,988           (1,675)          (1,491)
Accrued expenses...................................            (9,091)        (6,079)           3,512            3,126
Deferred revenue...................................            24,226         18,902           17,141           15,257
                                                         ------------    -----------    -------------    -------------
Net cash provided by operating activities..........            44,214         11,685           15,321           13,637
                                                         ------------    -----------    -------------    -------------
INVESTING ACTIVITIES
Acquisitions of businesses, net of
    cash acquired..................................           (14,441)      (272,998)         (13,244)         (11,788)
Acquisitions of networks...........................            (2,367)       (15,340)          (2,634)          (2,344)
Purchases of property and equipment................           (31,704)       (99,817)         (68,636)         (61,092)
Proceeds from sale of businesses...................                --             --            2,850            2,537
Proceeds from sale of property and equipment.......               654            396            1,112              990
                                                         -------------   -----------    -------------    -------------
Net cash used in investing activities..............           (47,858)      (387,759)         (80,552)         (71,697)
                                                         -------------   -----------    -------------    -------------
FINANCING ACTIVITIES
Proceeds from credit facilities....................           170,770        995,388           95,000           84,557
Repayments of credit facilities....................          (100,980)      (475,736)              --               --
Repayments of bank debt............................            (3,077)      (124,615)              --               --
Net proceeds from (repayments of) bank overdrafts..            (2,740)         7,726            1,265            1,126
Payments of bank financing fees....................                --        (25,753)         (25,001)         (22,253)
Repayments of related party liabilities............               (18)            --             (245)            (218)
Repayments of sale-leaseback obligations...........           (30,045)        (3,582)          (4,382)          (3,900)
Repayments of Deutsche Telekom loans...............              (527)          (110)             (44)             (39)
Payments of deferred purchase obligations..........            (2,101)          (968)          (3,072)          (2,734)
Proceeds from initial public offering..............           103,425             --               --               --
Repayment of Senior Notes..........................          (141,194)            --               --               --
Proceeds from settlement of foreign currency forward
    contracts......................................            10,651             --               --               --
                                                         ------------    -----------    -------------    -------------
Net cash provided by financing
    activities.....................................             4,164        372,350           63,521           56,539
                                                         ------------    -----------    -------------    -------------
Net increase (decrease) in cash and
    cash equivalents...............................               520         (3,724)          (1,710)          (1,521)
Cash and cash equivalents at beginning of year.....             7,847          8,367            4,643            4,132
                                                         ------------    -----------    -------------    -------------
Cash and cash equivalents at end of year...........             8,367          4,643            2,933            2,611
                                                         ============    ===========    =============    =============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

1    BASIS OF PRESENTATION

     Prior to December 31, 1999, the Company prepared and reported its consolidated financial statements in Deutsche Marks ("DM"). With the introduction of the Euro ("EURO" or "Euro") on January 1, 1999, the Company has presented the accompanying consolidated financial statements in Euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into Euro using the official fixed conversion rate of EURO1.00 = DM 1.95583. The consolidated financial statements will, however, not be comparable to the Euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Marks. All amounts herein are shown in Euros and for the year ended December 31, 2001 are also presented in U.S. dollars ("$"), the latter being unaudited and presented solely for the convenience of the reader at the rate of EURO1.1235 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     ACCOUNTING PRINCIPLES

         The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

     CONSOLIDATION

         The consolidated financial statements include the accounts of PrimaCom and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

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

     GOODWILL AND INTANGIBLE ASSETS

         Goodwill consists of the excess purchase price over the fair value of the identifiable net assets acquired in various acquisitions. Such amounts are generally amortized using the straight-line method over 12 years. Intangible assets consist primarily of the value assigned to customer lists acquired by the Company in 2000 as part of the Multikabel acquisition. Accumulated amortization for goodwill at December 31, 1999, 2000 and 2001 was EURO26,980,000, EURO53,121,000 and EURO95,739,000 respectively.
     Accumulated amortization of intangible assets at December 31, 2000 and 2001 was EURO1,244,000 and EURO6,185,000, respectively.

     IMPAIRMENT OF LONG LIVED AND IDENTIFIABLE INTANGIBLE ASSETS

         In accordance with SFAS No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF, the Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.

         During 2001, events and circumstances indicated that long-lived assets of the Company might be impaired due to weak economic conditions of the cable television market in Germany and the recent decline in the Company's share price. As a result, management estimated the undiscounted cash flows attributable to their long-lived assets. This initial estimate indicated that approximately EURO28,542,000 of the Company's German segment long-lived assets had a carrying amount in excess of their estimated undiscounted cash flows. Accordingly, management calculated the fair value of these assets using the discounted cash flows of these assets and recorded a write-down of EURO7,654,000, which is recorded in depreciation and amortization expense. The discounted cash flows technique is subjective and requires management to use estimates of future cash flows and discount rates, which are subject to change and revision.

     ADVERTISING COSTS

         Advertising costs are charged to expense as incurred. The Company incurred advertising costs in 1999, 2000 and 2001 totaling EURO 1,933,000, EURO4,271,000 and EURO3,667,000, respectively.

     STOCK OPTIONS

         The Company accounts for its stock option plans in accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123). In accordance with FAS 123 compensation expense is recognized over the vesting period based on the fair value of all stock-based awards on the date of the grant.

     BASIC AND DILUTED EARNINGS PER SHARE

         The Company calculates earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" (FAS 128).

     INCOME TAXES

         The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes"
     (FAS 109). In accordance with FAS 109, deferred tax assets and liabilities are based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when the Company cannot make the determination that it is more likely than not that some portion or all of the related tax asset will be realized.

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

     USE OF ESTIMATES

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     RECLASSIFICATIONS

         Certain amounts in the prior years have been reclassified to conform with the 2001 consolidated financial statement presentation.

3.   SIGNIFICANT ACQUISITIONS

     1999 ACQUISITIONS

         On January 1, 1999, the Company acquired the shares of Funkmechanik Magdeburg GmbH ("FUMA") for total consideration of EURO7,970,000. FUMA passed approximately 25,017 homes and served 23,588 customers at the time of the acquisition.

         On October 22, 1999, the Company acquired 72.6% of the shares of Kabelcom Halberstadt GmbH ("Halberstadt") for total cash consideration of approximately EURO4,083,000. Halberstadt passed approximately 10,000 homes and served 9,100 customers at the time of the acquisition.

         Since January 1, 1999, the Company has been acquiring the minority interests in its majority owned subsidiary, Kabelcom Aachen Gesellschaft fur Kabel-Kommunikation mbH & Co. KG ("Kabelcom Aachen"). During 1999, the Company acquired 10.2% of the minority interests of Kabelcom Aachen for EURO1,916,000, bringing its total ownership position to 97.8%. It is PrimaCom's intention to seek to acquire the remaining 2.2% of Kabelcom Aachen.

         All acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations of the acquired business have been included in the consolidated financial statements since the respective dates of acquisition. The 1999 acquisitions resulted in goodwill of EURO12,610,000, which is being amortized over 12 years.

         The pro forma impact on revenues and income from continuing operations from the aforementioned acquisitions is immaterial.

     2000 ACQUISITIONS

         On January 1, 2000, the Company purchased cable television networks from Regionalservice Kabelfernsehen GmbH ("REKA") for total consideration of approximately EURO3,323,000. The networks acquired from REKA passed approximately 7,039 homes and served approximately 5,889 customers at the time of the acquisition.

         On January 1, 2000, the Company purchased cable television networks from Ver.Di neue Medien GmbH ("Ver.Di") for total consideration of approximately EURO1,659,000. The networks acquired from Ver.Di passed approximately 4,682 homes and served approximately 4,682 customers at the time of the acquisition.

         On June 16, 2000, the Company acquired 26% of the shares of MAINZ-KOM Telekommunikation GmbH ("Mainz Kom") for total consideration of approximately EURO1,150,000. Mainz Kom is a city carrier with approximately 90 kilometers of fiber optic lines in Mainz and Wiesbaden, Germany.

         On July 1, 2000, the Company purchased cable television networks from Antennendienst Cabel Tec GmbH ("ADCT") for total consideration of approximately EURO5,931,000. The networks acquired from ADCT passed approximately 9,600 homes and served approximately 7,320 customers at the time of the acquisition.

         On August 1, 2000, the Company acquired the shares of Steinert und Kuhn GmbH & Co. KG ("S&K") for total consideration of approximately EURO1,964,000. S&K passed approximately 5,200 homes and served approximately 5,100 customers at the time of the acquisition.

         On September 18, 2000, the Company acquired the shares of N.V. Multikabel ("Multikabel"), a cable television operator based in the Netherlands, for total cash consideration of approximately EURO250,600,000 (including acquisition expenses) and the assumption of approximately EURO124,300,000 of Multikabel debt, which was refinanced by the Company. Multikabel passed approximately 318,000 homes and served approximately 297,000 customers at the time of the acquisition.

         On October 1, 2000, the Company purchased cable television networks from Pfalzwerke AG ("Pfalzwerke") for total consideration of approximately EURO4,581,000. The networks acquired from Pfalzwerke passed approximately 11,068 homes and served approximately 6,400 customers at the time of the acquisition.

         On October 1, 2000, the Company acquired the shares of Komco Kommunikationstechnik GmbH ("Komco") for total consideration of approximately EURO7,158,000. Komco passed approximately 19,573 homes and served approximately 15,900 customers at the time of the acquisition.

         On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH ("Kutz") for total consideration of approximately EURO1,180,000. Under the terms of the purchase agreement, the Company and Kutz both have the option at certain dates to respectively buy or sell the remaining 49% of the shares of Kutz for total consideration of approximately EURO3,415,000, which is recorded in deferred purchase obligations as of December 31, 2001. In March 2002, Kutz exercised their option to sell the remaining 49% to the Company. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

         On October 25, 2000, the Company acquired the shares of Televis Grimma GmbH ("Televis") for total cash consideration of approximately EURO10,819,000 and the future issuance of 70,000 PrimaCom shares, which at the time of the acquisition had a market value of approximately EURO1,722,000, based on the closing price on the Neuer Markt. Televis' passed approximately 27,000 homes and served approximately 24,000 customers at the time of the acquisition. Upon registration of the shares in February 2001, the 70,000 PrimaCom shares were issued to Televis.

         On December 31, 2000, the Company acquired the shares of Suweda Betriebsgesellschaft fur Kabelkommunikationim Saarland Kabelprojekt Friedrichsthal KG ("Friedrichsthal"), which was partially owned by Wolfgang Preuss, a shareholder of the Company for total consideration of EURO3,153,000. Friedrichstahl serviced approximately 3,100 customers at the time of the acquisition.

         All acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations of the acquired business have been included in the consolidated financial statements since the respective dates of acquisition. The 2000 acquisitions resulted in goodwill of EURO143,552,000 (EURO129,473,000 for the Multikabel acquisition), and customer lists of EURO57,267,000 for the Multikabel acquisition. The goodwill and customer lists are being amortized over 12 years.

         The following unaudited proforma information for the years ended December 31, 1999 and 2000 assumes the aforementioned 1999 and 2000 acquisitions occurred on January 1, 1999:

                                                             1999          2000
                                                             ----          ----
     Revenues (EURO in thousands)......................     134,708      152,706
     Net loss (EURO in thousands)......................     (64,713)     (88,253)
     Net loss per share (EURO).........................       (3.38)       (4.47)

         2001 ACQUISITIONS

         On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH ("GGA") for total consideration of approximately EURO 2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television subscribers at the time of the acquisition.

         On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden ("TKK") for total consideration of approximately EURO 1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 cable television subscribers at the time of the acquisition.

         On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhuttenstadt, ("TKE") for total consideration of approximately EURO 26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both have the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately EURO7,414,000. The Company advanced approximately EURO2,045,000 to the shareholders of TKE and the remaining purchase obligation amounting to approximately EURO5,369,000 is recorded in deferred purchase obligations as of December 31, 2001. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

         On April 1, 2001, the Company purchased cable television networks from Kabelfernsehen Zwenkau GmbH ("Zwenkau") for total consideration of approximately EURO 1,127,000. The networks acquired from Zwenkau passed approximately 2,800 homes and served approximately 2,250 cable television subscribers at the time of the acquisition.

         On July 1, 2001, the Company purchased cable television networks from MULTICOM GmbH ("MultiCom") for total consideration of approximately
     EURO 1,024,000. The networks acquired from MultiCom passed approximately 1,335 homes and served approximately 1,335 cable television subscribers at the time of the acquisition.

         On July 1, 2001, the Company acquired the shares of QuickNet, a subsidiary of Sonera Plaza Netherlands B.V. for approximately
     EURO 8,400,000. Concurrent with the acquisition, PrimaCom sold a portion of the business to Chello Broadband N.V. for approximately EURO 2,850,000. QuickNet provided high speed Internet access services to approximately 40,000 subscribers in the Netherlands. Approximately 18,000 of QuickNet's subscribers were served by PrimaCom's broadband networks. The 18,000 subscribers served by PrimaCom's networks, all modems currently used to service these subscribers, an additional 4,000 modems, the server park and a fully equipped call center were retained by PrimaCom.

         On August 1, 2001, the Company acquired 51% of the shares of EBH Service GmbH ("EBH") for total consideration of approximately EURO 26,000. Under the terms of the purchase agreement, the Company and EBH both have the option at certain dates to respectively buy or sell the remaining 49% of the shares of EBH for total consideration of approximately EURO956,000. The Company advanced approximately EURO865,000 to the Shareholders of EBH and the remaining purchase obligation amounting to approximately EURO91,000 is recorded in deferred purchase obligations as of December 31, 2001. EBH passed approximately 2,330 homes and served approximately 2,150 customers at the time of the acquisition.

         EFFECTS OF CONSOLIDATION OF KUTZ, TKE AND EBH

         Under U.S. GAAP, the Company followed the guidance in EITF 00-04 MAJORITY OWNER'S ACCOUNTING FOR A TRANSACTION IN THE SHARES OF A CONSOLIDATED SUBSIDIARY AND A DERIVATIVE INDEXED TO MINORITY INTEREST IN THAT SUBSIDIARY. Under this guidance, the put and the call options of Kutz, TKE and EBH are viewed on a combined basis with the minority interest and are accounted for as financing for the purchase by the Company. As a result, net income attributable to the minority interest is allocated to PrimaCom, rather than to the minority shareholder. Accordingly, the Company consolidated 100% of these companies with an offsetting liability to purchase the remaining minority interest owned by the remaining shareholders of these companies.

         As a result, depreciation and amortization expense in 2001 is EURO385,000 higher, deferred purchase obligations are EURO8,875,000 higher and long-lived assets are EURO11,820,000 higher.

         The following unaudited proforma information for the years ended December 31, 2000 and 2001 assumes the aforementioned 2000 and 2001 acquisitions occurred on January 1, 2000:

                                                            2000          2001
                                                            ----          ----
     Revenues (EURO in thousands)........................   137,949      172,722
     Net loss (EURO in thousands)........................   (57,603)    (103,694)
     Net loss per share (EURO)...........................     (2.92)       (5.24)

4.   INVESTMENTS

         Throughout 2001, the Company was actively pursuing the sale of its Mainz Kom investment. On March 22, 2002, the Company sold its investment in Mainz Kom for EURO562,000 to a third party. As a result, in 2001, the Company recorded a charge to other expense of EURO1,452,000 to write-down this investment to the agreed upon sales price.

5.   UPC

         On March 29, 2001, the Company entered into an agreement with United Pan-European Communications N.V. ("UPC"), its largest shareholder, to combine certain cable operations. On December 14, 2001, due to significant changes in market conditions, the companies announced that they had agreed to terminate the agreement effective December 15, 2001. Due to the termination of the merger, the Company wrote-off approximately
     EURO 4,938,000 of capitalized costs to other expense in 2001.

6.   ACCOUNTS RECEIVABLE

         Trade accounts receivable consists of the following:

                                                                DECEMBER 31,
                                                      ---------------------------------
                                                        1999         2000        2001
                                                        ----         ----        ----
                                                              (EURO IN THOUSANDS)
     Trade accounts receivable -- gross............     5,337       8,376       10,281
     Allowance for doubtful accounts...............    (1,622)     (1,580)      (2,104)
                                                      -------      ------      -------
     Trade accounts receivable -- net..............     3,715       6,796        8,177
                                                      =======      ======      =======

7.   PROPERTY AND EQUIPMENT

         The components of property and equipment are as follows:

                                                                  DECEMBER 31,
                                                      ----------------------------------
                                                        1999         2000         2001
                                                        ----         ----         ----
                                                             (EURO IN THOUSANDS)
     Cable television networks..................       352,506      630,088      726,237
     Equipment and fixtures.....................        42,716       54,658       55,838
     Land and buildings.........................         2,416        4,227        4,281
     Other......................................         5,926       10,878       14,306
     Construction in progress...................        19,719       52,832       37,400
                                                      --------    ---------    ---------
     Total......................................       423,283      752,683      838,062
     Less accumulated depreciation..............      (146,495)    (193,102)    (261,367)
                                                      --------    ---------    ---------
     Property and equipment-- net...............       276,788      559,581      576,695
                                                      ========    =========    =========

         Depreciation expense on property and equipment was EURO36,318,000, EURO46,727,000 and EURO69,722,000 for 1999, 2000 and 2001, respectively.

8.   SALE-LEASEBACK

         In March and October 1993, the Company entered into two master lease agreements governing the terms of the majority of its cable network sale and leaseback transactions. Under the March 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.6% of the original sales price. At the end of the lease term, the Company has the option to extend leases under this agreement for one year or to repurchase the cable networks at the higher of 10.0% of the original sales price or the recorded net book value on the lessor's books. Under the October 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.5% of the original sales price. The lessor has the right to require the Company to repurchase the cable networks at the end of the lease term at an amount equal to approximately 11.5% of the original sales price. If the purchase option is not exercised, the lease automatically renews for an additional three years. The leases have been accounted for as capital leases in accordance with Statement of Financial Accounting Standards No. 98 "Accounting for Leases".

                                                                     DECEMBER 31,
                                                             ------------------------------
                                                             1999        2000       2001
                                                             ----        ----       ----
                                                                   (EURO IN THOUSANDS)
     Borrowings under sale-leaseback obligations.........     14,122      13,669      9,593
     Current portion thereof.............................      3,481       4,341      3,976

         On February 1, 1999, the Company repurchased certain cable networks which had previously been subject to various sale-leaseback arrangements. The difference between the purchase price and the net book value of the related sale-leaseback obligations was EURO5,991,000 and increased property and equipment by an equivalent amount.

         On July 1, 1999, the Company purchased certain cable networks which had previously been subject to various sale-leaseback arrangements. The difference between the purchase price and the net book value of the related sale-leaseback obligations was EURO2,003,000 and increased property and equipment by an equivalent amount.

         Maturities of the sale-leaseback obligations for the next five years consisted of the following at December 31, 2001:

                                                                       (EURO IN
                                                                      THOUSANDS)
                                                                     -----------
     2002.........................................................         3,976
     2003.........................................................         2,713
     2004.........................................................         1,327
     2005.........................................................           963
     2006.........................................................           586
     Thereafter...................................................            28
                                                                     -----------
     Total........................................................         9,593
                                                                     ===========

         Assets under capital leases are included within property and equipment as follows:

                                                                         DECEMBER 31,
                                                              --------------------------------
                                                                1999         2000       2001
                                                                ----         ----       ----
                                                                     (EURO IN THOUSANDS)
     Cable television networks.......................           24,070     27,991      29,320
     Less accumulated depreciation...................          (10,238)   (12,329)    (14,721)
                                                              --------   --------    --------
     Cable television networks--net..................           13,832     15,662      14,599
                                                              ========   ========    ========

         Depreciation expense on assets recorded under capital leases approximated, EURO2,506,000, EURO2,091,000 and EURO2,392,000 in 1999, 2000
     and 2001, respectively.

9.   BANK AND OTHER DEBT

         Bank and other debt consists of the following:

                                                                    DECEMBER 31,
                                                        ----------------------------------
                                                           1999       2000        2001
                                                           ----       ----        ----
                                                                (EURO IN THOUSANDS)
     Borrowings under credit facilities...............     207,840    727,500     822,500
     Overdrafts.......................................          11      7,736       9,029
     Deutsche Telekom loans...........................         196         85          41
     Other............................................          44        870         513
                                                         ---------    -------    --------
     Total bank and other debt........................     208,091    736,191     832,083
     Less current portion thereof.....................         251        955         554
                                                         ---------    -------    --------
     Bank and other debt..............................     207,840    735,236     831,529
                                                         =========    =======    ========

         Effective September 18, 2000, the Company entered into a new credit facility (hereafter the "Facility") with a number of banks. The total aggregate amount of the Facility was EURO1,000,000,000, comprised of a EURO985,000,000 Revolving Credit Facility and a EURO15,000,000 Overdraft Facility. Under the terms of the Facility, the available commitment amount is reduced in equal quarterly amounts to the amounts reflected below as of December 31 of the years indicated:

                                                                    COMMITMENT
     YEAR ENDED                                                       AMOUNT
     ----------                                                       ------
                                                                    (EURO IN
                                                                    THOUSANDS)
     2002...................................................        1,000,000
     2003...................................................          935,750
     2004...................................................          837,223
     2005...................................................          738,723
     2006...................................................          640,223
     2007...................................................          517,098
     2008...................................................          339,798
     2009...................................................               --

         Under the terms of the Revolving Credit Facility, the Company's subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. At December 31, 2001, the Company had issued letters of credit totaling EURO9,960,000 in connection with acquisitions, which limits the Company's ability to borrow by an equivalent amount. At December 31, 2001, the Company had unused availability under the Revolving Credit Facility EURO178,512,000. The interest rates on the Revolving Credit Facility were 5.59% - 5.91% at December 31, 2001.

         Under the Overdraft Facility, the Company may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all outstanding amounts will become due and payable. At December 31, 2001, the Company had unused availability under the Overdraft Facility of EURO5,971,000. The interest rate on the Overdraft Facility was 8.25% at December 31, 2001.

         Amounts outstanding under the Facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.5%, depending on the ratio of total indebtedness of the Company's subsidiaries to annualized EBITDA. At December 31, 2001, the borrowings were at floating interest rates of 5.59% - 5.91%.

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

         On September 18, 2000, the Company entered into a EURO375,000,000 senior working capital facility. The senior working capital facility has a term of 10 years. On this date, the Company entered into a Contingent Value Right ("CVR") Agreement which was a condition precedent to the obligations of the lenders under the senior working capital facility. Pursuant to the CVR Agreement, the Company is required, if requested on or before
     September 18, 2010, to make a payment in either cash or the Company's common shares to the holders of each CVR Certificate equal to the difference between the market price of a share of common stock of PrimaCom on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equals five percent of the outstanding number of shares of the Company. The total amount of CVR's to be issued under this assignment is EURO989,300. As of December 31, 2001, the Company did not have any borrowings outstanding under this senior working capital facility.

         In connection with the release of CVR's on September 30, 2001 and December 31, 2001, the Company recorded EURO 1,063,000 to other assets and additional paid in capital for the fair value of the CVR's on those dates. The amount capitalized in other assets will be amortized straight-line over the remaining life of the senior working capital facility.

         As of December 31, 2001, the Company had net capitalized bank financing fees totaling approximately EURO40,906,000, which are included in other assets. These capitalized bank fees are being amortized as bank debt interest over the remaining term of the Facility and senior working capital facility. Amortization expense for bank financing fees was EURO743,000 and EURO3,422,000, for 2000 and 2001, respectively.

         In 2000 and 2001, the Company capitalized EURO2,645,000 and EURO3,093,000, respectively, of interest costs related to the construction of networks.

         On September 18, 2000, in conjunction with the acquisition of Multikabel, the Company refinanced and cancelled its existing bank facility and wrote-off the unamortized portion of the fees and expenses associated with the canceled bank facility. The associated write-off resulted in an extraordinary loss of EURO8,180,000 net of tax.

         The Company has obtained loans from Deutsche Telekom to finance the construction of certain of its cable networks. The loan amounts granted are in direct proportion to the number of subscribers connected to the networks. Loan amounts are repayable in 96 installments each equal to 1/70th of the original loan balance plus interest.

         Maturities of the bank and other debt for the next five years are:

      YEAR ENDED                                                     AMOUNT DUE
     -----------                                                     ----------
                                                                       (EURO IN
                                                                      THOUSANDS)
     2002............................................................        554
     2003............................................................         --
     2004............................................................         --
     2005............................................................         --
     2006                                                                     --
     Thereafter......................................................    831,529
                                                                         -------
     Total bank and other debt.......................................    832,083
                                                                         =======

                                                              DECEMBER 31,
                                                    ------------------------------
                                                         1999      2000       2001
                                                         ----      ----       ----
                                                            (EURO IN THOUSANDS)
     Cash paid for interest:
       Bank and other debt.......................        4,264     24,173     55,031
       Sale-leaseback transaction ...............        2,115      1,544      1,323
                                                         -----     ------     ------
                                                         6,379     25,717     56,354
                                                         =====     ======     ======

10.  SENIOR NOTES AND FOREIGN EXCHANGE

         On March 30, 1999, the Company redeemed and canceled substantially all of its outstanding Senior Notes for cash consideration of EURO140,297,000 plus brokerage fees of approximately EURO597,000. On April 21, 1999, the Company redeemed and canceled the remainder of its outstanding Senior Notes for cash consideration of EURO892,000. The purchase price and fees paid approximated the net book value of the Senior Notes at the time of the redemption.

         On March 26, 1999, in connection with the purchase of the Senior Notes, the Company settled its foreign currency forward contracts for cash consideration of EURO10,650,000. The sales proceeds approximated the net book value of the contracts at the time of the disposition. Cash paid for interest on the Senior Notes was EURO3,764,000 in 1999.

11.  FINANCIAL INSTRUMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133 (FAS 133), "Accounting for Derivative Instruments and Hedging Activities," as amended by FAS 137 and FAS 138, which established new accounting and reporting standards for derivative instruments. These rules require that all derivative instruments be reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and will be recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment to adopt FAS 133 resulted in a loss of EURO 946,000, net of tax, from the cumulative effect of a change in accounting principle.

         The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

         The Company purchased interest rate-cap and floor agreements that limit its exposure to increasing interest rates and are economic hedges of borrowings under its variable-rate revolving credit facility during the next five years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense ("strike price") on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitles the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit ("floor"), effectively limiting the Company's potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility. These contracts do not qualify for special hedge accounting and are therefore marked-to-market each period through earnings
     (loss) as a component of interest expense. Total interest expense relating to these agreements was approximately EURO2,906,000 in 2001.

         The following table sets forth the status of financial instruments as of December 31, 2001:

                                                                                                CONTRACT
                                                        NOTIONAL                                 PREMIUM    FAIR VALUE
         EFFECTIVE DATE        TERMINATION DATE      AMOUNT (TEURO)   FLOOR      STRIKE PRICE    (TEURO)      (TEURO)
     ----------------------- --------------------- ---------------- -------- ----------------- ------------ -----------
     June 10, 1999           June 10, 2004                  25,000     2.50%             5.50%         *200         26

     June 22, 1999           June 24, 2004                  25,000       --              4.35%          126       (182)

     July 20, 1999           July 20, 2004                  25,000       --      4.50% - 5.50%          131       (146)

     September 20, 1999      September 22, 2004             25,000     2.75%             5.50%          105       (199)

     December 18, 2000       December 18, 2003              62,500     4.65%             5.25%           --     (1,115)

     December 18, 2000       December 18, 2003              62,500     4.55%             5.50%           --     (1,196)

     January 16, 2001        January 16, 2004               50,000     2.50%               --            --         51

     January 16, 2001        January 16, 2004               50,000       --              5.50%           --         25

     January 16, 2001        January 16, 2004              100,000     3.90%               --            --       (876)

     * This contract premium represents an upfront one-time payment for the life of the contract. All other payments are paid annually over the life of the contract.

12.  RELATED PARTY TRANSACTIONS

         In October 2000, the merger of Aktiengesellschaft fur Beteiligungen an Telekommunikationsunternehmen ("AGFB") into PrimaCom was registered with the Commercial Register of the Amtsgericht (local court) of Mainz. AGFB's only significant asset was its holding of 3,750,000 PrimaCom shares, all of which were issued to AGFB shareholders when the merger was consummated. An equivalent number of new PrimaCom shares were issued to AGFB shareholders in the merger, reflecting the exchange ratio of one PrimaCom share for every four AGFB shares.

         On December 31, 2000, the Company acquired the shares of Friedrichsthal, which was partially owned by Wolfgang Preuss, a shareholder of the Company.

         The Company had a EURO245,000 loan payable to WVH Wohnungsbau- und Wohnungsbaugenossenschaft Reidenau mbH, a minority shareholder of one of its subsidiaries. The total amount due for this loan was paid on January 10, 2001.

         The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company has a EURO1,264,000 note receivable due after 2002 from Mediakabel. Additionally, the Company paid Mediakabel digital cable services fees of EURO1,056,000 and EURO2,575,000 in 2000 and 2001, respectively.

13.  INCOME TAXES

         For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

         The provisions for income tax benefit (expense) consisted of the following:

                                                  YEARS ENDED DECEMBER 31,
                                              -------------------------------
                                                1999       2000        2001
                                                ----       ----        ----
                                                      (EURO IN THOUSANDS)
     Current...............................     (1,667)    (1,258)      2,111
     Deferred..............................         --     (3,000)     13,270
                                                ------     ------      ------
     Total income tax......................     (1,667)    (4,258)     15,381
                                                ======     ======      ======

         The components of loss before income taxes by jurisdiction are as follows:

                                                 YEARS ENDED DECEMBER 31,
                                             -------------------------------
                                               1999       2000       2001
                                               ----       ----       ----
                                                     (EURO IN THOUSANDS)
     Germany...............................   (27,515)  (44,410)    (72,380)
     The Netherlands.......................        --    (7,254)    (45,655)
                                              -------   -------   ---------
                                              (27,515)  (51,664)   (118,035)
                                              =======   =======   =========

         A reconciliation between the corporate statutory tax rates of 51.8% for 1999 and 2000, and 37.13% in 2001 and the Company's effective tax rate is as follows:

                                                                  YEARS ENDED DECEMBER 31,
                                                               ------------------------------
                                                                1999        2000        2001
                                                                ----        ----        ----
                                                                    (EURO IN THOUSANDS)
     Computed income tax benefit at statutory rates.......      14,252     31,020      43,825
     Change in valuation allowance........................      16,666     (8,290)    (16,870)
     Goodwill amortization................................     (11,585)   (11,280)    (16,024)
     Change in corporate tax rate.........................        (616)   (15,074)         --
     Finalization of prior year tax returns...............     (21,414)        --          --
     Other................................................       1,030       (634)      4,450
                                                               -------    -------     -------
     Total income tax (expense) benefit...................      (1,667)    (4,258)     15,381
                                                               =======    =======     =======

         In 2000, tax legislation was enacted in Germany lowering the corporate tax rate from 40% to 25%. In accordance with FAS 109, the Company recorded a non-cash deferred tax charge in 2000 amounting to EURO15,074,000 as a result of this change in the tax rate.

         In 1999, tax legislation was enacted in Germany lowering the corporate tax rate from 45% to 40%. In accordance with FAS 109, the Company recorded a non-cash deferred tax charge in 1999 amounting to EURO616,000 as a result of this change in the tax rate.

         During 1999, the Company finalized or amended corporate and trade tax returns for certain of its subsidiaries. As a result of these revisions, the amount of benefit attributable to cumulative tax loss carryforwards as of December 31, 1998 was reduced by EURO21,414,000.

         The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1999, 2000 and 2001 are presented below:

                                                               DECEMBER 31,
                                                   -------------------------------------
                                                      1999        2000         2001
                                                      ----        ----         ----
                                                             (EURO IN THOUSANDS)
     Deferred tax assets:.......................
        Net operating loss carryforwards........       83,792       55,109       99,997
        Property and equipment..................        1,694       60,061       55,915
        Financial instruments...................           --           --        1,488
        Sale-leaseback obligations..............          150           --           --
        Accrued expenses........................          462           --           --
                                                   ----------   ----------   ----------
                                                       86,098      115,170      157,400
        Less-- valuation allowance..............       (1,483)     (36,470)     (53,340)
                                                   ----------   ----------   ----------
                                                       84,615       78,700      104,060
     Deferred tax liabilities:.....
        Property and equipment..................      (34,588)     (30,001)     (30,712)
        Financing fees..........................       (1,860)          --      (11,909)
        Other...................................         (861)        (530)          --
                                                   -----------  ----------   ----------
     Net deferred tax asset.....................       47,306       48,169       61,439
                                                   ==========   ==========   ==========

         As of December 31, 2001, the Company had available in Germany combined cumulative tax loss carryforwards for corporate income tax of approximately EURO107,920,000 and for trade tax of approximately EURO133,508,000. In addition, the Company had in the Netherlands cumulative tax loss carryforwards of approximately EURO33,102,000. Under current German and Netherlands tax laws, these loss carryforwards have an indefinite life and may be used to offset future taxable income. Cash paid for income taxes was EURO1,670,000, EURO1,656,000 and EURO2,128,000 in 1999, 2000 and 2001,
     respectively.

14.  COMMITMENTS

         The Company obtains certain programming directly from Deutsche Telekom ("Telekom"), through various signal delivery contracts. The signal delivery contracts with Telekom are generally for a fixed period of time and are subject to negotiated renewal. Under these contracts the Company typically pays Telekom either a flat fee or a fee per customer that is determined by reference to a published fee schedule. As of December 31, 2001, the Company had a total commitment of approximately EURO121,223,000 through 2010, the date upon which the last agreement expires. For the years ended
     December 31, 1999, 2000 and 2001,  total Telekom fees expensed  amounted to
     approximately    EURO18,592,000,    EURO20,617,000    and    EURO20,343,000
     respectively, and are included in operations expense.

         The Company has entered into certain agreements with film providers to purchase film rights through 2005. License expense relating to these film right agreements was EURO361,000 and EURO1,041,000 in 2000 and 2001, respectively.

         The Company leases other providers' networks, certain office equipment and vehicles. Lease terms generally range from three to five years with the option to renew at varying terms. Rental expense was EURO1,585,000, and EURO1,900,000 and TEURO3,637,000 in 1999, 2000 and 2001, respectively.

         Future minimum payments under Telekom commitments, film commitments and non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2001:

                                                          OPERATING
                                TELEKOM        FILMS        LEASES        TOTAL
                                (TEURO)       (TEURO)      (TEURO)       (TEURO)
                               ----------    ---------    ----------    ---------
     2002...................      19,500          763         3,701       23,964
     2003...................      18,539          981         1,654       21,174
     2004...................      17,644        1,385         1,287       20,316
     2005...................      17,635        1,620           975       20,230
     2006...................      17,136           --           945       18,081
     Thereafter.............      30,769           --         2,209       32,978
                               ---------     --------     ---------     --------
     Total..................     121,223        4,749        10,771      136,743
                               =========     ========     =========     ========

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

         The options granted in 1999 and 2000 under both the 1999 Universal Stock Option Plan and the 1999 Executive Stock Option Plan vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant and expire on the fifth anniversary of the grant. If the participant's employment agreement terminates before the options vest in full, the participant's options will be vested only in the portions of options computed by multiplying 1/36 times the number of full months of employment between the date of the option grant and the date of termination. Each option is exercisable only if the average daily closing price of the shares, calculated as the average over the five consecutive trading days on the Frankfurt Stock Exchange immediately prior to the first option exercise, equals at least 120% of the respective exercise price of the option.

         In July 2000, the Company created two new stock option plans, the 2000 Universal Stock Option Plan with 150,000 options and the 2000 Executive Stock Option Plan with 350,000 options. The Company may not grant options under the 2000 plans until all the options under the 1999 plans have been granted.

         Stock option activity as of December 31, 2001 is as follows:

                                                                        WEIGHTED      WEIGHTED AVERAGE
                                                                        AVERAGE         FAIR VALUE OF
                                                                        EXERCISE      OPTIONS GRANTED
                                                          NUMBER OF      PRICE        DURING THE YEAR
                                                           SHARES      (IN EURO)         (in EURO)
                                                         ------------ ------------- ---------------------
     Outstanding at December 31, 1998............                 --
     Granted.....................................            913,428         31.02         12.74
     Exercised...................................                 --            --
     Expired.....................................                 --            --
     Forfeited...................................            154,931         29.00
                                                             -------
     Outstanding at December 31, 1999............            758,497         31.44
     Granted.....................................            121,000         53.81         23.25
     Exercised...................................                 --            --
     Expired.....................................                 --            --
     Forfeited...................................             25,813         38.85
                                                             -------
     Outstanding at December 31, 2000............            853,684         34.38
     Granted.....................................                 --            --
     Exercised...................................                 --            --
     Expired.....................................                 --            --
     Forfeited...................................             31,694         46.89
                                                             -------
     Outstanding at December 31, 2001............            821,990         33.90
                                                             =======

     Options exercisable at December 31, 2001....                 --            --

         For the options outstanding at December 31, 2001, the range of exercise price is from EURO29.00 to EURO81.87 and the weighted average remaining contractual life is 0.4 years.

         Compensation expense totaled EURO2,757,000, EURO3,558,000 and EURO3,853,000 relating to the options issued in 1999, 2000 and 2001, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

                                                           1999         2000
     Risk free rate of interest....................    3.2%-4.6%    4.6%-5.1%
     Expected dividend yield.......................         0.0%         0.0%
     Expected life.................................    3.0.years    3.0.years
     Expected volatility...........................        58.0%   58.0-75.1%

16.  CONTINGENCIES

     LEGAL PROCEEDINGS

     LITIGATION RELATING TO OPERATIONS OF SUWEDA PRIOR TO MERGER

         As a result of the merger between KabelMedia and Suweda in December 1998, the Company succeeded to certain litigation against Suweda or its affiliates. In order to allocate the risks related to this litigation, KabelMedia and Wolfgang and Ludwig Preuss, two major shareholders of Suweda, entered into an indemnity agreement under which Wolfgang and Ludwig Preuss, jointly and severally, agreed to indemnify KabelMedia, the Company and its successors, until November 20, 2003, from any claim and damages arising out of or in connection with civil or criminal litigation or proceedings arising out of events relating to Suweda prior to the Company's merger with it, whether brought against the Company or its affiliates, its officers or former officers, or KabelMedia in its capacity as Suweda's successor, including certain ongoing litigation.

         This indemnification excludes all litigation arising from the planning, manufacturing, operation and distribution of broadband cable networks, and all litigation risks arising in the ordinary course of business and which do not exceed approximately EURO13,000 individually or approximately EURO511,000 in the aggregate. In the event the total claims exceed EURO511,000, liability under the indemnity agreement is limited to the amount of such excess. We have the right to manage any litigation, but Wolfgang and Ludwig Preuss have the right to object to the settlement of any claim. The agreement provides that any dispute between us and Wolfgang and Ludwig Preuss regarding such settlement will be determined by an independent lawyer.

         The last civil proceeding covered by the indemnity agreement was instituted by the East German Privatization Agency (BUNDESANSTALT FUR VEREINIGUNGSBEDINGTE SONDERAUFGABEN), or BVS, against Sweda and arose from Suweda's purchase of BRANDENBURGISCHE BAU AG, or BBAG. BVS sued Suweda for payment of EURO7,465,000 for breach of contract. BVS alleged that Suweda, by reducing the workforce of BBAG, had acted in breach of contract. The district court in Berlin dismissed the claim for payment. In November 1998, BVS appealed this decision, reducing its claim to EURO 6,851,000. The Company rescinded a settlement agreement which was reached at a first court hearing on November 1, 2000, pursuant to which the Company would have had to pay EURO 3,553,000 to BVS. On June 25, 2001, the Company reached a settlement whereby the Company paid EURO1,559,400 to BVS. Wolfgang and Ludwig Preuss indemnified the Company for the entire amount of the settlement.

     LITIGATION WITH HOUSING ASSOCIATIONS

         During 1998, GGG in Chemnitz, a housing association which is party to a concession agreement with the Company, brought a civil action seeking to limit the Company's ability to increase the subscriber fees charged by the Company to tenants of the housing association without the prior consent of the housing association. This action was dismissed on March 6, 2001 by the federal court of justice (BUNDESGERICHTSHOF), which held that the concession agreement clause requiring prior approval of the housing-association improperly restrained competition.

         However, in December 1998, GGG gave notice of termination of the concession agreement with effect from December 31, 1999, approximately 12 years prior to the end of its term. GGG stated that the termination was based on its allegation that the Company breached the concession agreement when the Company increased prices without the consent of GGG, which was the subject of the lawsuit described above. GGG also alleged that because the concession agreement contains standard non-negotiated terms and the duration of the contract is 20 years, it is terminable at any time by either party. The Company rejected the early termination and GGG sought judicial confirmation of its early termination, filing another civil action against the Company with the regional court (LANDGERICHT) in Chemnitz. On January 7, 2000, the court dismissed the action, acknowledging our substantial investments in Chemnitz and ruled that the period required for building the cable network must not be taken into account in considering the duration. In effect, the court's decision confirmed our long-term contract with GGG. In February 2000, GGG appealed the decision to the superior court (OBERLANDESGERICHT) in Dresden. This action was also dismissed on December 20, 2001. The period allowed to appeal this decision terminated in January 2002.

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

         In April 2001, WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH applied to the regional court (LANDGERICHT) in Magdeburg for a judgment prohibiting the Company from serving customers in certain premises of WOHNUNGSBAUGENOSSENSCHAFT MAGDEBURG MBH. On February 15, 2002, the court decided this matter in favor of Wohnungsbaugenossenschaft Magdeburg mbH. The Company appealed this decision to the Superior Court in Nuremberg, which has not yet set a date of first hearing.

     LITIGATION WITH PROGRAMMING AUTHORITIES AND PROVIDERS

         Since August 2001, customers of WOHNUNGSBAUGENOSSENSCHAFT LIPSIA EG have sought temporary injunctions against the Company in an efforts to freeze fee increases and to terminate the contracts. The district court in Leipzig issued several injunctions against the Company, but the Company believes that it will eventually prevail in the main proceedings.

     PROGRAMMING LITIGATION WITH HOUSING AUTHORITIES AND WITH PROGRAM PROVIDERS

         In November and December 2000, several German program providers
     (Kabel 1, SAT 1, Pro 7, DSF, tm3, N 24, RTL 2, Super RTL, and Vox) obtained injunctions from the district court in Leipzig precluding the Company from carrying their programs exclusively in digital format or carrying programs in digital format in return for the payment of subscriber fees, in either case without the consent of the program providers. The Company has restored its analog television offering and are operating under the terms of the injunctions. The Company commenced negotiations with the programmers and reached an interim agreement with RTL 2, Super RTL and Vox expiring on March 31, 2002, and with tm3 terminating on December 31, 2001. These agreements provide that the Company will continue to carry RTL and tm3 programs in both analog and digital format, together with other specified digital services. The agreements also provide that the Company will neither pay nor receive payment for this programming and that the Company may not offer these programs to subscribers as part of special packages. The agreements further provide that the Company and the other parties will seek to negotiate a definitive programming agreement and that, in the event any fees are to be paid under that agreement, the payment will be retroactive to January 1, 2001. The Company is also negotiating with Kabel 1, Pro 7 and DSF, which have all obtained injunctions preventing the Company from offering their programs exclusively in either analog or digital format. The Company has committed not to carry N24's program in digital format if we do not also carry the program in analog format.

         In the proceedings of the main action of DSF against the Company, on May 15, 2001 the district court in Leipzig decided that the Company would not be allowed to offer DSF programs in digital format until the parties reach an agreement on analog distribution. The Company has decided not to appeal this decision. Since DSF has not served the judgment on the Company, the Company is still distributing the DSF programming in both analog and digital format. In the proceedings of the main action of Kabel 1 and Pro 7 against the Company, the regional court (LANDGERICHT) dismissed the actions declaring that it lacked jurisdiction because the parties had also instituted arbitration proceedings. Kabel 1 and Pro 7 have appealed the decision to the court of appeal (OBERLANDESGERICHT) in Dresden. The first hearing of the Kabel 1 action was scheduled for October 23, 2001 and the first hearing for the Pro 7 action was scheduled for December 4, 2001. The parties have agreed to suspend both proceedings until August 2002.

         Various additional legal matters are pending against the Company. In the opinion of management, the ultimate resolution of such legal proceedings and claims, including the matters described above, will not have a material effect on the consolidated financial position or results of the Company.

17.  SHAREHOLDERS' EQUITY

         The Company is incorporated as an Aktiengesellschaft (hereafter "AG") under German law. Registered capital of an AG is in the form of shares and represents negotiable securities. The minimum capital requirement for an AG is EURO50,000. The Company has authorized 30,128,552 shares. The Company has issued 19,786,052 ordinary bearer shares with a pro rata share in the registered capital of EURO2.56 per share. Each ordinary bearer share is entitled to one vote.

         On February 23, 1999, the Company concluded the initial public offering of 3,945,710 of its shares at an offering price of EURO29.00 per share and $16.27 per American Depositary Share ("ADS"). The Company realized net proceeds of approximately EURO103,425,000 from the offering. Subsequent to the offering, the Company's shares commenced trading on the Neuer Markt, a market segment of the Frankfurt Stock Exchange, under the symbol PRC and the Company's American Depositary Shares ("ADS"), each representing one-half of a share, commenced trading on the Nasdaq National Market under the symbol PCAG.

         Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company's annual German statutory unconsolidated accounts. Such amounts differ from the total of shareholders' deficiency as shown in the consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2001, the Company's German statutory accounts reflect no retained earnings available for distribution.

18.  LOSS PER SHARE

         The following table sets forth the computation of basic and diluted loss per share:

                                                                                           YEARS ENDED DECEMBER 31,
                                                                                 ------------------------------------------
                                                                                    1999            2000            2001
                                                                                    ----            ----            ----
     NUMERATOR:
        Numerator  for basic and diluted  earnings  per share-- loss from
          operations (EURO in thousands)..................................          (29,252)        (56,144)       (103,162)

     DENOMINATOR:
        Denominator  for basic and diluted  earnings per share-- weighted
          average shares...................................................      19,155,613      19,726,195      19,777,805
                                                                                 ----------      ----------      ----------
     Basic and diluted loss from operations per share (EURO)................          (1.53)          (2.85)          (5.21)
                                                                                 ==========      ==========      ==========

         Outstanding stock options and contingent value rights are excluded from the loss per share calculation because the effort would be antidilutive.

19.  SEGMENT DISCLOSURE

         Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

         The Company has two reportable segments based on geographic location:
     Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

         Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

         The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

                                                        1999               2000             2001
                                                        ----               ----             ----
     Germany
         Analog cable.......................         103,337            109,612          113,959
         Digital cable......................              --                 16              229
         High-speed internet................              25                375            1,023
         Other revenue......................           2,587              5,502            5,117
                                             ---------------     --------------     ------------
                                                     105,949            115,505          120,328
     The Netherlands
         Analog cable.......................              --              7,268           31,018
         Digital cable......................              --                 87              712
         High-speed internet................              --                370            5,732
         Other revenue......................              --              1,113            7,706
                                             ---------------     --------------     ------------
                                                          --              8,838           45,168
                                             ---------------     --------------     ------------
         TOTAL REVENUES.....................         105,949            124,343          165,496
                                             ===============     ==============     ============

     Germany................................          10,874             22,424           22,702
     The Netherlands........................              --              4,757           26,916
                                             ---------------     --------------     ------------
         TOTAL OPERATING LOSS...............          10,874             27,181           49,618
                                             ===============     ==============     ============

     Germany................................          15,874             18,277           31,906
     The Netherlands........................              --              7,896           30,862
                                             ---------------     --------------     ------------
         TOTAL INTEREST EXPENSE.............          15,874             26,173           62,768
                                             ===============     ==============     ============

     Germany................................          61,277             66,588           82,825
     The Netherlands........................              --              8,942           35,535
                                             ---------------     --------------     ------------
         TOTAL DEPRECIATION AND
         AMORTIZATION.......................          61,277             75,530          118,360
                                             ===============     ==============     ============

     Germany................................         515,638            603,692          588,763
     The Netherlands........................              --            369,710          361,082
                                             ---------------     --------------     ------------
         TOTAL LONG-LIVED ASSETS............         515,638            973,402          949,845
                                             ===============     ==============     ============

     Germany................................          48,512            133,123           60,241
     The Netherlands........................              --            255,032           24,273
                                             ---------------     --------------     ------------
         TOTAL CAPITAL EXPENDITURES.........          48,512            388,155           84,514

20.  EURO CONVERSION

         Twelve member countries of the European Union have established fixed conversion rates between their existing currencies ("legacy currencies") and one common currency, the Euro. The Euro is traded on currency exchanges and was used in only certain transactions, such as electronic payments before December 31, 2001. Beginning in January 2002, new Euro-denominated notes and coins were issued, and legacy currencies were withdrawn from circulation. The conversion to the Euro has eliminated currency exchange rate risk for transactions between the member countries, which for the Company, primarily consists of the Netherlands.

         The Company has reviewed and has made the required modifications to their information systems based on the new currency. At December 31, 2001, the conversion to the Euro has not resulted in any material adverse impact on the Company's financial position on results or operations.

21.  NEW ACCOUNTING STANDARDS

         In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, "Business Combinations" and No. 142, "Goodwill and Other Intangible Assets" effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will generally continue to be amortized over their useful lives.

         The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the non-amortization provisions of this Statement is expected to result in a decrease in net loss of approximately EURO 35,300,000 per year. During 2002, the Company will perform the first of the required impairment tests of goodwill as of January 1, 2002. However, the Company has not yet determined what the effect of these tests will be on the earnings and financial position of the Company.

22.  SUBSEQUENT EVENTS

         On March 26, 2002, the Company completed the refinancing of its Facility and senior working capital facility. The amended senior working capital facility, which is subject to shareholder approval, was conditionally replaced by a EURO375,000,000 convertible second secured term loan facility, which was utilized in full and those borrowings were used to repay an equivalent amount of outstanding borrowings under the Facility. The convertible second secured term facility is convertible to common shares of the Company or PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios. If the shareholders do not approve the new convertible second secured term facility, the terms revert to the existing senior working capital facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to EURO625,000,000.

ITEM 19. EXHIBITS

Exhibit
Number       Description of Exhibit
-------      ----------------------
3.1*         English translation of the Articles of Association
3.2*         Standing Orders for the Management Board
3.3*         Rules for Procedure of the Supervisory Board
4.1**        Amendment dated March 25, 2002 to Senior secured facility agreement dated as of September 18, 2000
4.2**        Intercreditor Agreement dated March 25,, 2002
4.3**        Second Secured Facility Agreement dated March 25, 2002
4.4**        Co-Ordination Agreement dated March 25, 2002
8.1***       List of subsidiaries

--------------
* Incorporated by reference to the Registration Statement on Form F-1 (Registration Number 333-9854) first filed on January 29, 1999
**To be filed by amendment
***Incorporated by reference to Item 4.C.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                        PRIMACOM AG
                                        /s/ Paul Thomason
                                        -----------------
                                        Name: Paul Thomason
                                        Title: Member of the management board

                                        /s/ Hans Wolfert
                                        ----------------
                                        Name: Hans Wolfert
                                        Title: Member of the management board
Date: March 27, 2002