Form 20-F/A
period 2001-12-31
PRIMACOM AG
filed 2002-04-05
CIK 1077945

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F/A
                                 AMENDMENT NO. 1

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

ITEM 19. EXHIBITS

Exhibit
Number       Description of Exhibit
-------      ----------------------
3.1*         English translation of the Articles of Association
3.2*         Standing Orders for the Management Board
3.3*         Rules for Procedure of the Supervisory Board
4.1          Amendment dated March 25, 2002 to Senior secured facility agreement dated as of September 18, 2000
4.2          Intercreditor Agreement dated March 25, 2002
4.3          Second Secured Facility Agreement dated March 25, 2002
4.4          Co-Ordination Agreement dated March 25, 2002
4.5          Share Option Agreement dated March 25, 2002
8.1**        List of subsidiaries

--------------
* Incorporated by reference to the Registration Statement on Form F-1 (Registration Number 333-9854) first filed on January 29, 1999
**Incorporated by reference to Item 4.C.

                                   SIGNATURES

         The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

                                        PRIMACOM AG
                                        /s/ Paul Thomason
                                        -----------------
                                        Name: Paul Thomason
                                        Title: Member of the management board

                                        /s/ Hans Wolfert
                                        ----------------
                                        Name: Hans Wolfert
                                        Title: Member of the management board
Date: April 5, 2002