Form 20-F
period 2002-12-31
PRIMACOM AG
filed 2003-04-02
CIK 1077945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934 For such transition period from __________ to ____________

Commission file number: 000-30004

PRIMACOM AG

(Exact name of Registrant as specified in its charter)

Federal Republic of Germany

(Jurisdiction of incorporation or organization)

An der Ochsenwiese 3
55124 Mainz
011 49 6131 944.0

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

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 19,798,552

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such report) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	Item 18 ☑

i

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3.	KEY INFORMATION

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

     These forward-looking statements are identified by their use of terms and phrases such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “predict”, “project”, “will” and similar terms and phrases, including references to assumptions. Most of these statements are contained in sections entitled “Item 3.D Risk Factors”, “Item 3.A Selected Financial Data”, “Item 4.B Business Overview” and “Item 5. Operating and Financial Review and Prospects” and other sections of this annual report.

     These forward-looking statements involve risks, uncertainties and other factors that may cause our actual future results, performance and achievements to be materially different from those suggested or described in this annual report. Many of the factors that will determine these results, performance and achievements are beyond our control. Such factors, among others, include:

•	our ability to negotiate with our existing lenders and to secure adequate financing,

•	the speed and cost at which we are able to implement our cable television network upgrades and build broadband networks,

•	the response from our subscribers to the new services and products offered to them on our existing networks and our upgraded broadband networks,

•	our ability to extend our contracts with housing associations in Germany under commercially acceptable terms,

•	changes in technology,

•	changes in the competitive environment for cable television network and broadband network operators,

•	changes in governmental regulation of the German, Dutch and European Union telecommunications markets.

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

     The selected consolidated statements of operations and cash flow data set forth below for the years ended December 31, 2000, 2001 and 2002 and the selected consolidated balance sheet data set forth below as of December 31, 2000, 2001 and 2002 have been derived from our consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and audited by Ernst & Young, independent auditors. The selected consolidated statements of operations and cash flow data set forth below for the year ended December 31, 1998 and the consolidated balance sheet data set forth below as at December 31, 1998 have been derived from the financial statements of Süweda Elektronische Medien- und Kabelkommunikations AG, the accounting acquirer in the merger referred to in the next paragraph, which have been prepared in accordance with U.S. GAAP and audited by Ernst & Young.

     We commenced operations as a combined entity under the name PrimaCom AG following the merger of KabelMedia Holding AG (“KabelMedia”) and Süweda, two similarly sized German cable television operators, on December 30, 1998. In this merger, shares of KabelMedia were issued to the shareholders of Süweda as consideration in the merger and KabelMedia was the surviving corporate entity, which then changed its name to PrimaCom AG. For purposes of U.S. GAAP, the merger was accounted for under the purchase method as a reverse acquisition of KabelMedia by Süweda and Süweda was treated as the accounting acquirer. As a result, Süweda’s historical financial statements for periods prior to the merger are treated as our historical financial statements. The selected consolidated data presented below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

     Our consolidated financial statements for 1998 were prepared using the Deutsche Mark and have been restated in Euro using the Council of the European Union’s official fixed conversion rate between the Euro and the Deutsche Mark of DM1.95583 per €1.00. The Deutsche Mark and the Euro had legal tender status through a transition period which ended February 28, 2002. Our consolidated financial statements for 1999 through 2002 were originally prepared in Euro. The selected consolidated financial data is not comparable to financial data of other companies that report in Euros and that restate amounts from currencies other than the Deutsche Mark.

	Year Ended December 31,

Statement of Operations Data	1998	1999	2000	2001	2002

	(€'000 except per share and operations data)
Revenues	49,339	105,949	124,343	165,496	182,042
Operating costs and expenses:
Operations	13,062	24,543	30,794	44,195	48,460
Selling, general and administrative	6,271	18,590	27,981	37,630	39,101
Corporate overhead	1,278	12,413	17,219	14,929	12,976
Debt refinancing	—	—	—	—	2,432
Depreciation and amortization	16,072	61,277	75,530	118,360	95,943

Total	36,683	116,823	151,524	215,114	198,912

Operating profit (loss)	12,656	(10,874)	(27,181)	(49,618)	(16,870)
Interest expense:
Convertible Second Secured Loan non-cash interest	—	—	—	—	31,079
Other bank interest and other interest	7,862	15,874	26,173	62,768	78,342

Total	7,862	15,874	26,173	62,768	109,421
Other income (expense)	(232)	(767)	1,690	(5,649)	(993)

Income (loss) from continuing operations before income taxes and other items	4,562	(27,515)	(51,664)	(118,035)	(127,284)
Income tax (expense) benefit	(827)	(1,667)	(4,258)	15,381	(10,980)

	Year Ended December 31,

Statement of Operations Data	1998	1999	2000	2001	2002

	(€'000 except per share and operations data)
Income (loss) from continuing operations before minority interest and equity earning	3,735	(29,182)	(55,922)	(102,654)	(138,264)
Minority interest in net income of subsidiaries	(303)	(70)	(94)	(88)	(63)
Equity loss in affiliate	—	—	(128)	(420)	—

Income (loss) from continuing operations	3,432	(29,252)	(56,144)	(103,162)	(138,327)
Loss from discontinued operations, net of income tax benefit	(2,922)	—	—	—	—
Extraordinary loss, net of income tax	—	—	(8,180)	—	—
Cumulative effect of change in accounting Principle, net of income tax	—	—	—	(946)	—

Net income (loss)	510	(29,252)	(64,324)	(104,108)	(138,327)

Net income (loss) per share
Basic and diluted:
Continuing operations	0.22	(1.53)	(2.85)	(5.21)	(6.99)
Net income (loss)	0.03	(1.53)	(3.26)	(5.26)	(6.99)
Balance Sheet Data (at period end)
Total assets	609,229	586,636	1,108,376	1,125,006	1,085,718
Total debt	332,800	224,762	754,333	852,660	909,255
Total liabilities	368,757	257,961	838,994	954,814	1,052,403
Shareholders’ equity	240,031	328,590	269,184	169,992	33,042
Cash Flow Data
Net cash provided by operating activities	28,565	44,214	11,685	15,321	31,091
Net cash provided by (used in) investing activities	8,451	(47,858)	(387,759)	(80,552)	(37,012)
Net cash provided by (used in) financing activities	(39,706)	4,164	372,350	63,521	3,790
Capital expenditures (excluding acquisitions)	3,110	31,704	99,817	68,636	36,861
Operations Data
Homes passed(1)	1,335,052	1,422,826	1,916,870	1,964,868	1,977,958
Ready for service homes(2)	—	30,456	412,538	440,883	457,088
Number of television subscribers	877,152	919,641	1,299,926	1,304,494	1,305,769
Number of Internet subscribers(3)	—	150	20,489	34,078	53,545
Number of digital television subscribers	—	—	4,570	11,875	11,628
Total revenue generating units	877,152	919,791	1,325,185	1,351,235	1,371,774
Analog Video penetration(4)	65.7%	64.6%	67.8%	66.4%	66.0%
Internet penetration(5)	—	0.5%	3.9%	7.0%	11.7%
Digital penetration(6)	—	—	1.1%	2.7%	2.5%
EBITDA (€’000) (7)	28,728	50,403	48,349	68,742	79,073
EBITDA margin(8)	58.2%	47.6%	38.9%	41.5%	43,4%
Adjusted EBITDA (€’000) (9)	28,728	53,160	51,907	72,595	82,882
Adjusted EBITDA margin (10)	58.2%	50.2%	41.8%	43.9%	45.5%

(1)	At end of the period in 2002, 1,409,934 homes were passed by coaxial cable networks and approximately 568,024 were homes passed by fiber optic cable networks.

(2)	Upgraded from the fiber node to the home (862 MHz and two-way capable).

(3)	Includes 4,240 dial-up customers at December 31, 2000 and 3,203 dial-up customers at December 31, 2001. We did not have dial-up customers at December 31, 2002.

(4)	Analog television subscribers as a percentage of homes passed.

(5)	High-speed Internet subscribers as a percentage of ready for service homes.

(6)	Number of digital subscribers as a percentage of ready for service homes.

(7)	We define EBITDA as earnings (loss) before discontinued operations, equity earnings (loss) in affiliates, extraordinary items, cumulative effect of change in accounting principle, minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. Other participants in the cable television and broadband industries also use EBITDA, defined in a similar but often not exactly comparable manner, as a measure of performance. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because it is the most commonly used measure to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

(8)	EBITDA margin is EBITDA divided by revenues.

(9)	Adjusted EBITDA represents our EBITDA adjusted to add back non-cash compensation expenses related to stock options of approximately €1,377,000 in the year ended December 31, 2002. €3,853,000 in the year ended December 31, 2001, approximately €3,558,000 in the year ended December 31, 2000 and approximately €2,757,000 in the year ended December 31, 1999. In the year ended December 31, 2002 we also adjusted for €2,432,000 debt refinancing expenses. For more information about these adjustments, see “Item 5. Operating and Financial Review and Prospects—Corporate Overhead”. Other cable television and broadband companies may also measure performance with reference to adjusted EBITDA, but the nature of the adjustments made by these companies may differ from those made by us, making analysis and comparison of these measures difficult.

(10)	Adjusted EBITDA margin is Adjusted EBITDA divided by revenues.

     The following schedule reconciles EBITDA and adjusted EBITDA to our U.S. GAAP financial statements:

	Year ended December 31, (€ in thousands)

	1998	1999	2000	2001	2002

Operating profit (loss)	12,656	(10,874)	(27,181)	(49,618)	(16,870)
Depreciation and amortization	16,072	61,277	75,530	118,360	95,943

EBITDA	28,728	50,403	48,349	68,742	79,073
Non-cash compensation expense	–	2,757	3,558	3,853	1,377
Debt refinancing	–	–	–	–	2,432

Adjusted EBITDA	28,728	53,160	51,907	72,595	82,882

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

     The table below sets forth, for the periods and dates indicated, information concerning the exchange rate for the U.S. dollar against the Euro, based on the noon buying rate and expressed in U.S. dollar per Euro. Since the Euro did not exist during all years listed in the table below, a portion of the information stated has been derived from the noon buying rate in The City of New York for cable transfers in the Deutsche Mark, as certified for customs purposes by the Federal Reserve Bank of New York, expressed as DM per U.S. dollar and converted to Euro at the fixed exchange rate between the Euro and the Deutsche Mark of DM1.95583 per €1.00.

	U.S. dollar per Euro

	Period-end	Average
Calendar Year	Rate	Rate(1)	High	Low

1998	0.8523	0.8979	0.9466	0.8199
1999	0.9930	0.9445	0.9984	0.8466
2000	1.0652	1.0881	1.2092	0.9676
2001	0.8901	0.8993	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594

(1)	The average of the noon buying rate on the last business day of each month during the year.

     The following table sets forth, for the period indicated, information concerning the noon buying rate of U.S. dollar per Euro.

	U.S. dollar per Euro

	Period-end
Month	Rate	High	Low

September 2002	0.9879	0.9959	0.9685
October 2002	0.9881	0.9881	0.9708
November 2002	0.9932	1.0139	0.9895
December 2002	1.0485	1.0485	0.9927
January 2003	1.0739	1.0861	1.0361
February 2003	1.0779	1.0875	1.0708
March 2003 (through March 27, 2003)	1.0708	1.1062	1.0590

     On March 27, 2003, the noon buying rate of U.S. dollar per Euro was $1 = €1.0708.

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

     C. Reasons for Offer and Use of Proceeds

     Not applicable.

     D. Risk Factors

     Risk associated with our business

     Our substantial debt creates financial risk, including the risk of insolvency

     We are highly leveraged and the ratio of our indebtedness to our equity has increased as we have incurred additional indebtedness and written off our losses against equity throughout our operating history. In addition to provisions pursuant to which the filing of insolvency proceedings can occur when a debtor cannot pay its obligations as they become due, which are common to most jurisdictions, German law requires a company to commence insolvency proceedings if it becomes over-indebted. We would be treated as being over-indebted if we have negative equity, due to the amount of our liabilities exceeding the amount of our assets. Over-indebtedness must be assessed both for us, as we are a holding company, and for each of our subsidiaries. These assessments are required under

German generally accepted accounting principles and are done first on the basis of the respective balance sheets of the relevant companies and if the test is not passed, in a second step on the basis of an adjusted balance sheet. This adjusted balance sheet would substitute going-concern values for the book values reflected in the balance sheet included in our financial statements. The difference between these two balance sheets relates to hidden reserves that have to be taken into account and various assets that have to be valued differently. If we or any of our subsidiaries were over-indebted on this second basis, the affected entity would be required to file insolvency proceedings without undue delay, but in no event later than three weeks after the determination is made. The test for over-indebtedness is performed with reference to our year-end balance sheet, unless there are reasons, including increased operating costs, that trigger a requirement to perform the analysis during a fiscal year. We cannot assure you that we, or any of our subsidiaries, will not at any time in the future become over-indebted and required to file insolvency proceedings as a result of our over indebtedness or for other reasons. If we or PrimaCom Management GmbH, or one of our other subsidiaries which is an obligor under our credit facilities were to file insolvency proceedings, the filing would constitute an event of default under our credit facilities and could lead to the acceleration of the date of the required payment of those facilities, which would have a material adverse effect on our financial position and our ability to continue our business operations.

     Our substantial leverage limits our ability to obtain additional financing and makes us more vulnerable to an economic downturn

     As of December 31, 2002, we had a debt to equity ratio of approximately 27.5:1 as compared to a debt to equity ratio of 5.0:1 as of December 31, 2001. In addition to the insolvency risk described above, our degree of leverage also has other important consequences. For example, the current degree of leverage limits our ability to obtain additional financing for working capital, capital expenditures, product development or other general corporate purposes, and acquisitions. It also makes us more vulnerable to a downturn in business or the economy generally. The dramatic and continued reduction in the market values of the securities of companies in the telecommunications and media sectors has in all but a few instances access of participants in these sectors from accessing to the capital markets and significantly reduced both the number of financial institutions willing to provide credit facilities to participants in those sectors and the amount of credit the remaining institutions are willing to extend. These developments have directly affected us and substantially increased the risks associated with our substantial leverage.

     We may not be able to generate sufficient cash from operations to fund our operating expenses, debt service obligations and capital expenditures

     As of December 31, 2002, we had approximately €909,255,000 in bank and other debt outstanding and approximately €33,042,000 in shareholders’ equity as compared to €852,660,000 in bank and other debt and €169,992,000 in shareholders’ equity as of December 31, 2001. Practically all of our cash flow from operations is dedicated to servicing this debt. This limits the amount of cash that may be used for selective planned capital expenditures and possible acquisitions. If our cash flow from operations is less than what we budgeted in our business plan, we may be forced to:

•	restructure or refinance our debt (including on terms that may be even less favorable to us than our current debt) and seek new investors to increase shareholders’ equity;

•	further reduce or delay capital expenditures;

•	sell assets on terms that would otherwise be unacceptable to us; or

•	forgo business opportunities.

     Any of these actions could prevent us from obtaining some or all of the benefits expected from our business strategy.

     In addition, we may not have sufficient cash from our operations to make future payments to meet the scheduled amortization on our senior facility that are required. The facility reduction schedule reduces the available commitment at quarterly intervals starting on March 31, 2003. If this and other future principal payments cannot be refinanced, extended or paid with proceeds of other transactions such as new raising of equity or debt capital, we could be declared in default of our loan obligations, in which case our debts under these instruments could become immediately payable.

     Currently, we own 100% of PrimaCom Management GmbH which, in turn, owns, directly or indirectly, all our other operating subsidiaries and partnerships. However, our convertible second secured term loan facility gives the lenders the right to convert the outstanding debt under this facility into up to 65% of the shares of PrimaCom Management on December 31, 2004 and thereafter. Unless these lenders do not exercise this right or we refinance this convertible second secured term loan facility, your indirect equity interests in PrimaCom Management and its operating subsidiaries and partnerships may be significantly diluted. We cannot assure you that we will be able to refinance this facility on terms that are acceptable to us, or at all. Our debt instruments are more fully described in “Item 5. Operating and Financial Review and Prospectus—Liquidity and Capital Resources.”

     We expect to incur net losses in the near term, and the value of our business and our securities will likely decline if we are unable to generate net profits in the future

     We incurred net losses of approximately €138,327,000 in the year ended December 31, 2002 and €104,108,000 in 2001. Unless we can significantly reduce our indebtedness, we expect to continue to incur net losses. As part of our strategy to attempt to generate net profits, we intend to continue to upgrade our networks on a very selective basis and develop new products including broadband services, which will give rise to additional capital expenditure and increase our already substantial interest expense. This planned selective upgrading and our product development efforts will allow us to provide value-added services, which we believe will permit us to selectively increase our revenues per subscriber in the future. At the same time, we will seek to reduce operating expenses, including by installing our own head-ends to receive programming directly from satellites instead of through the network of Kabel Deutschland GmbH, especially in those instances where our delivery fees from Kabel Deutschland have increased. A more detailed description of our signal delivery agreements with Kabel Deutschland is provided in “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Business—Strategy”. We cannot assure you that this strategy will be successful or that we will be able to generate net profits in the future. Our inability to generate net profits in the future may have a significant negative impact on the value of our business and the securities you own.

     Our debt instruments contain restrictive covenants which may be breached and which may pose potential financial and operating problems

     Our operating and financial flexibility and liquidity is limited by restrictions imposed by our existing debt instruments. These contain financial and operating covenants including, among other things, maintenance of identified financial ratios, as well as limitations on our ability to sell all or substantially all of our assets and engage in mergers, consolidations and other acquisitions. If we fail to comply with the covenants and other provisions of these debt instruments, our debts under these instruments could become payable prior to their scheduled payment date.

     We have no governmental franchises and primarily serve our subscribers through concession agreements with housing associations in Germany, and if we are unable to successfully extend these agreements on commercially reasonable terms, this failure may negatively impact our business

     Unlike the cable market in the United States, German governmental bodies do not grant franchise areas to cable operators. Instead, we serve our German subscribers primarily under concession contracts with housing associations that administer large housing blocks. We will face strong competition for these concessions, which must be periodically renewed. If we are unable to renew our concessions, or if housing associations are successful in terminating these contracts either upon or before their expiration, the decrease in subscribers could have a material negative impact on our operating results. For more information about these contracts with housing associations, see “Item 4. Information on the Company”.

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

     Our debt is at variable rates of interest or at rates of cash interest which increase over time, so that rising interest rates could adversely affect our cash flow

     Our borrowings under our senior and second secured credit facilities are at variable rates of interest. We currently have approximately €497,104,000 in indebtedness with floating interest rates. We may also borrow additional money with variable interest rates in the future. Increases in interest rates would increase our interest expenses under these loans and the costs of refinancing existing indebtedness and of issuing new debt. Accordingly, higher interest rates would adversely affect cash flow and our ability to service our debt. Additionally, the cash coupon of interest under our convertible second secured term loan facility increases over time, which will also adversely affect cash flow and our ability to service our debt.

     During the last year, we have stopped large scale upgrading of our networks in Germany and we may encounter longer-term competitive disadvantage if our competitors continue to selectively upgrade their networks, which would negatively impact our financial performance

     In order to begin offering additional value-added services, we began to upgrade our cable television networks to broadband networks in Germany on a large scale during 2000. Because of the financing constraints and an initial lack of success in generating sales of broadband services to our subscribers, we have stopped upgrading these cable networks or constructing new broadband networks on a large scale.

     To the extent that our competitors in Germany, some of whom have significantly greater financial resources than us, continue to selectively upgrade their networks or construct new broadband networks during this period, we will be at a competitive disadvantage in relation to the provision of higher-value broadband services.

     Because we depend on third parties for some of the broadband services we offer, we may not be able to obtain or replace these services on reasonable terms and we may have problems with these third parties.

     We do not produce or own all of the broadband services we offer to our subscribers in The Netherlands and Germany. In addition to not being able to obtain or replace a sufficient number of those services on favorable terms, we face a number of other risks.

     In Germany, our competitors hold exclusive rights to programming that we may wish to offer to our subscribers in the future, may limit the availability of programming to us or may charge us fixed fees regardless of how many subscribers sign up to receive this programming. In addition, regulatory constraints may affect our ability to select programming we may want to provide. If we do not succeed in obtaining a sufficient number of these new services, either independently or with partners, on commercially reasonable terms, demand for our services would be reduced and our revenues would decrease.

     In The Netherlands, we recently migrated all our broadband Internet subscribers to our own Internet service platform which relies to a large extent on third party suppliers to assure continued service to our subscribers. We expect a significant future increases in the number of our broadband Internet subscribers, which carries the risk that this service and may incur technical difficulties as a result of our reliance on third parties which are not under our control. These technical problems could result in a loss of subscription fees for broadband Internet access and have a material adverse effect on the financial results of our Dutch operations.

     Also in The Netherlands, we are currently dependent on Mediakabel for the provision of our branded digital television product in The Netherlands. Mediakabel is a consortium of cable companies in which we have a minority interest and in which UPC, our largest shareholder, has a significant interest. In the event one or more owners of Mediakabel fails to pay their operating and service contributions, we may be required to increase our contributions in order to ensure the continuation of the operations of Mediakabel. Alternatively, the current Mediakabel digital television product may be reduced to a smaller product offering, or we may be required to find an alternative source for our digital television product, potentially on short notice. In addition, if one or more of the owners fails to cooperate in the operation of Mediakabel or Mediakabel is otherwise unable to continue to provide us with our digital television product, we will also be required to find an alternative source for that product in The Netherlands. The current Mediakabel operating agreement expires in July 2004. We are examining the availability of alternative means of delivering digital television signal in The Netherlands in the event that we or any other owner in Mediakabel were to decide not to continue that consortium. There can be no assurance that, if required, any such alternative source could be identified in a timely fashion or at all. Accordingly, any loss of our digital television product may result in loss of revenue and subscribers in The Netherlands.

     Lastly, in The Netherlands, we currently depend on Priority Telecom B.V, a subsidiary of UPC for the provision of our telephony offerings. In the event Priority and its interconnection partners, for example KPN, fail to deliver services to us, the quality of service expected by our subscribers could be materially impacted. This would result in subscriber dissatisfaction and the, loss of subscribers and revenue from the sale of this product, which might force us to find an alternative source to support these offerings in the Netherlands. We cannot assure you that, if required, any of such alternative sources could be identified on time or at all and on terms acceptable to us.

     Our business plan assumes increasing demand for bandwidth-intensive applications, and if the demand for these services does not increase as expected it would negatively impact our financial performance

     Our business plan assumes that the use of Internet, data services, cable or Internet-based telephony services and other bandwidth-intensive applications will increase substantially in Germany and in The Netherlands in the next few years. We also believe that there will be increasing demand for telephony services in the future. Based on this assumption, we have invested heavily in the past, but due to the financing constraints which we are subject to, we intend in the future to invest only selectively in Germany in upgrading our networks to enable them to support broadband services. However, if the use of bandwidth-intensive applications in those countries does not increase as anticipated, or develops more slowly than anticipated, the demand for many of our services will be lower than we currently anticipate, which would have a negative impact on our pricing flexibility, results of operations and financial condition.

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

•	digital terrestrial;

•	analog and digital satellite-delivered direct-to-home systems; and

•	satellite master antenna television systems, particularly in areas of low cable penetration.

     Various companies in Germany and The Netherlands offer satellite digital direct-to-home television operations. These companies may be able to use their substantial financial resources and exclusive entertainment and sports programming contracts to further penetrate the market and compete with us for subscribers. In The Netherlands, licenses have been awarded for digital terrestrial television, which will compete with our digital television offering. In addition, we believe that we will face additional competition from digital terrestrial television, which was commercially launched in Berlin area in Germany in January 2003. In The Netherlands it has been postponed towards spring 2003.

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

•	rapid and significant changes in technology;

•	changes in use and customer requirements and preferences;

•	frequent product and service introductions embodying new technologies; and

•	the emergence of new industry standards and practices that could render existing proprietary technology and systems obsolete.

     We cannot predict the effect of technological changes on our business. In addition, we cannot offer any assurance that we will be able to successfully implement new technologies or adapt technologies to customer requirements in a timely manner. Furthermore, the cost of implementing emerging technologies or to change from one technology to another once implementation has started, is significant when compared to the cash we have available after we make payments on our indebtedness and our ability to fund implementation or change will most likely be dependent upon our ability to obtain additional financing.

     Our program suppliers may offer programming to our competitors exclusively or on more favorable terms, and may require minimum payments for some programming events, all of which could negatively impact our business

     Program suppliers may offer programming exclusively or on more favorable terms (both as to price and availability) to our competitors. We will continue to face this competitive risk even if we succeed in increasing the number of subscribers served by our own head-ends to reduce signal delivery fees payable to Kabel Deutschland Gesellschaft mbH, the formerly wholly owned subsidiary of Deutsche Telekom, that was recently sold to a group of investors lead by Goldman Sachs, Apax and Providence only a few weeks ago. This risk may intensify as satellite broadcasters continue to become more established in Germany.

     The operating margins and cash flows of our German operations may decline as a result of increases in signal delivery expenses or customer dissatisfaction due to inadequate network maintenance by private operators on whom we rely

     At December 31, 2002, approximately 50% of our subscribers in Germany were served by networks that received programming under signal delivery contracts we have with regional subsidiaries of Kabel Deutschland (and successor private operators) as compared to over 60% of December 31, 2001. Under some of the contracts we pay a fixed fee, which is not dependent on the number of actual subscribers and connection points. We and Kabel Deutschland have a difference of opinion on the basis of computation of fees arriving by us under some of our signal delivery contracts with Kabel Deutschland relating to the amount of signal delivery fees we owe. Kabel Deutschland interprets theses contracts as permitting it to increase our signal delivery fees before the expiration of certain current signal delivery contracts. We disagree with that interpretation. If Kabel Deutschland is successful in enforcing its position, our signal delivery fees could increase significantly. We may also have to pay more fees under variable rate contracts, a number of which were subject to rate increases in November 2002 when Kabel Deutschland revised its published fee charts and increased our fees significantly. We expect that these increases will continue in the near term. Any fee increases under programming signal delivery contracts which cannot be captured by increased rates for our subscribers may have an adverse effect on our operating margins and may lead to a loss in subscribers who abandon cable television and instead rely on direct television reception or other reception technologies.

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

     We may have to pay copyright royalties for retransmitting programming to our subscribers in Germany, which would reduce our German operating margins and cash flows to the extent that they exceed the amounts we have accrued for these royalties

     Like other German cable network operators, we have not paid copyright royalties for retransmission of programming we received from sources other than Kabel Deutschland and successor private operators in the past. However, GEMA, one of the German copyright collection agencies, has stated that it wants to start collecting royalties from cable network operators and that it may collect these royalties retroactively from July 1, 1997. Although our strategy of building our own head-ends will reduce retransmission of the amount of programming we receive from Kabel Deutschland and successor private operators, it may not reduce our royalty payments if we are required to pay copyright royalties on the transmission of programming we receive through our own head-ends. We may also have to pay royalties in connection with our digital programming and other products we offer to subscribers over our broadband network. If these royalties exceed the amounts we have accrued or will accrue for this purpose, our net income and cash flows will decrease. If royalties were collected retroactively in amounts in excess of the accruals we have been making since January 1, 2000, our net losses for the periods for which this retroactive payment has to be made would increase.

     Extensive government regulation of the broadband industry could restrict the way we operate our business and could hinder our business plans

     We will be subject to extensive regulatory controls and may, from time to time, not be in compliance with all administrative and licensing requirements of the regulatory authorities. In addition, we may have to comply with amended or additional regulations in the future. Problems related to all of these regulatory matters may restrict our ability to compete effectively. Changes in German federal or state, or Dutch regulation of the licensing, construction and operation of cable television or broadband networks, including the regulations relating to licensing requirements, the operations of Kabel Deutschland and KPN and interconnection arrangements, could restrict our business operations and hinder our business plans.

     Under the recent allocation of frequency bands in Germany we may be prevented from transmitting over some of the frequency bands we currently use, in which case our transition to new frequencies could prove to be difficult and more costly than we currently estimate

     In May 2002, three new ordinances governing the allocation, use and assignment of frequencies took effect in Germany. The ordinance on the allocation of frequencies addresses the “free use” of frequencies without an individual permit, approval or other regulatory resolution. It allows the free use of frequencies between 9 KHz and 30 MHz in and along conductors in our cable networks under certain conditions. These conditions require that (1) the disturbing radiation emitted by the conductors does not exceed identified limits and (2) the frequencies are not used for security purposes, identified by the German regulatory authority. If the above conditions are not met, then the German regulatory authority will decide on a case by case basis whether we may use the given frequency. The authority may also impose on us restrictions or conditions prior to granting permission to use frequencies. In addition, these same conditions will apply to frequencies between 30 MHz and 3 GHz beginning on July 1, 2003. These regulations may prevent us from using some or all of the relevant frequency bands to retransmit programming on our cable networks. Should this occur, we may need to make investments in our German networks in order to continue providing our current services.

     If we are deemed to be “market-dominating” by the competition authorities in Germany and The Netherlands, we will be subject to heightened regulation that could restrict the fees we charge subscribers and restrict our operating flexibility

     Under German and Dutch telecommunications and competition law, we are likely to be considered “market-dominating” in those regions in which we are the only cable or broadband operator or, potentially, in which we provide a high percentage of the available cable or broadband products and services. If this occurs, the regulatory authority in those countries may have the right to review our subscriber fees and object to any proposed increases. The authority could also review and object to other terms of our subscriber agreements. If approvals for fee increases or for the introduction of fee packages for new services are delayed or refused, our operating margins, cash flow and competitive position could suffer. In addition, if we are found to be market-dominating, the regulatory authority could require that we provide third parties with access to our networks on a large scale or change other aspects of our operations. This may also negatively impact our business and financial results.

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

     We may become subject to Internet regulation in Germany and The Netherlands, which could increase our costs or limit the services we provide to subscribers

     The provision of Internet services has, to date, not been materially restricted by regulation in Germany and The Netherlands. However, in Germany a number of Internet services are subject to regulation with respect to licensing and notification requirements and content. If this does occur, it could result in a loss of cable and broadband subscribers.

     In addition, the legal and regulatory framework applicable to the Internet is uncertain and may change. In particular, new laws and regulations may be enacted and existing laws and regulations may be applied to the Internet and e-commerce. For example, existing pressure to liberalize high-speed Internet access in The Netherlands may become stronger in the future. New and existing laws may cover issues like:

•	value-added sales or other taxes;

•	user privacy;

•	pricing controls;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce;

•	libel and defamation;

•	electronic signatures;

•	transmission security;

•	copyright, trademark and patent infringement; and

•	other claims based on the nature and content of Internet materials.

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

     United States shareholders may have difficulties in making claims for any breach of their rights because neither we nor most of the members of our management or supervisory boards are in the United States

     It may not be possible for investors to effect service of process within the United States upon us or on the members of our management and supervisory boards or to enforce in United States courts against us and them judgments obtained in United States courts based upon civil liability provisions of the federal securities laws of the United States. We have been advised by counsel that enforceability in Germany of civil liabilities based on the laws of the United States, including the federal securities laws, is subject to restrictions or may not be obtained in original actions or in actions for enforcement of judgments of United States courts. Accordingly, civil judgments obtained in the United States may be unenforceable in Germany. These difficulties are significant because we are organized as a joint stock corporation under the laws of Germany and a majority of the members of our management and supervisory board reside outside of the United States. In addition, all of our assets and all or a substantial portion of the assets of many of the members of our management and supervisory board are also located outside of the United States.

     Risks relating to UPC’s ownership in us

     The interests of UPC, our largest shareholder, may differ significantly from your interests and the interests of our other shareholders

     As of December 31, 2002, UPC owned approximately 25% of our shares. As long as UPC continues to have a significant portion of our shares, and depending on the number of shares represented by other shareholders at our shareholders’ meetings, UPC and its affiliates UnitedGlobalCom, Inc. or UGC and Liberty Media Corporation could exercise substantial influence over decisions taken at our shareholders’ meetings. Other future shareholder decisions may relate to:

•	mergers or other business combinations;

•	material acquisitions or dispositions of assets;

•	future issuances of shares or other securities;

•	payment of dividends on our shares; and

•	significant amendments to our articles of association

The interests of UPC, UGC and Liberty Media in deciding matters and the factors each considers in exercising their influence could be different from your interests and the interests of our other shareholders.

     UPC’s ownership and the resulting interests of UGC and Liberty Media in us may deter third parties from seeking to acquire control of us, including transactions that may be economically beneficial to us and our shareholders and any perception that UPC’s shareholding in us is available for sale may cause a reduction in the market price of our shares

     UPC’s ownership and the interests of its affiliates UGC and Liberty Media in us reduce the likelihood that a third party would be able to obtain majority control over us unless UPC sells its shares. As a result, UPC’s interest may have the effect of discouraging a third party from initiating a takeover bid for our shares or otherwise attempting to gain control over us, including transactions that may be economically beneficial to us and our shareholders. Additionally, UPC is in the process of rescheduling its indebtedness and if it was perceived to be a seller of its shareholding in us, the effect could be a further reduction in the market price of our shares.

     The member nominated by UPC to our supervisory board may also be a director or officer of UPC or UGC, which may result in conflicts of interest that could be resolved in a manner adverse to us

     Currently, two of the nine members of our supervisory board are nominees of UPC who are also directors or officers of UPC and/or UGC. These persons have fiduciary duties, including duties of loyalty, to both companies, which may result in conflicts of interest with respect to matters including acquisitions, financings or other corporate opportunities that may be suitable for both UPC and for us. In addition, these UPC nominees may own substantial amounts of UPC or UGC capital stock and/or options to purchase shares of UPC or UGC capital stock. There could be potential conflicts of interest when these representatives are faced with decisions that could have different implications for us and UPC or UGC. There are no specific policies in place with respect to any conflicts that may arise. We expect conflicts to be resolved on a case-by-case basis, and in a manner consistent with applicable law. However, conflicts could be resolved in a manner adverse to us, which could harm our business.

ITEM 4.	INFORMATION ON THE COMPANY

     A. History and Development of the Company

     Our legal and commercial name is PrimaCom AG and we were incorporated on December 30, 1998 upon the completion of the merger of our predecessor companies, KabelMedia and Süweda. We are a stock corporation organized under the laws of the Federal Republic of Germany. Our principal executive offices are located at An der Ochsenwiese 3, Mainz 55124, Germany. Our telephone number is +49 6131-9440. We maintain a website at www.primacom.de. Information contained in our website does not constitute a part of this annual report.

     A description of our principal capital expenditures during the year 2002 and information concerning the principal capital expenditures currently in progress and the method of financing is included in “Item 5. B. Liquidity and Capital Resources”.

     B. Business Overview

     Who we are

     Since KabelMedia’s inception in 1992, we have primarily owned, operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of Multikabel, we expanded our operations from Germany to The Netherlands. As of December 31, 2002 we owned and operated cable television and broadband networks passing 1,977,958 homes and available to approximately 1,371,774 revenue-generating customers as follows:

	Germany	The Netherlands

Cable networks (up to 450 MHz)
Cable television homes passed	1,409,934	—
Analog television subscribers	915,026	—
Broadband network (862 MHz)
Homes passed by fiber	236,624	331,400
Ready for service homes	125,688	331,400
Analog television subscribers	84,398	306,345
Digital television subscribers	7,540	4,088
Internet subscribers	4,628	48,917
Data communications subscribers(1)	—	832
Total revenue generating subscribers	1,011,592	360,182

(1)	Includes 611 schools served by our Kennisnet product.

     We believe that we are the fifth largest private cable network operator in Germany in terms of the number of direct and the first and one of the largest private operators of broadband networks in Germany.

     In Germany, we are currently offering our broadband subscribers digital television, pay-per-view and high-speed Internet services to complement our basic cable television offering. We currently offer our Dutch subscribers digital television and high-speed Internet access, in addition to our basic cable television offering and plan to launch a telephony product in the second quarter of 2003. We also currently offer business subscribers in The Netherlands leased lines data communications services.

     Our strategy

     Our objective is to enhance the value of our business by expanding and promoting our broadband service offering, capitalizing on more efficient usage of our existing networks in the German and Dutch cable television markets and, to a lesser extent, selectively continuing to upgrade our cable television networks in Germany. Our business strategy focuses on the following specific goals:

•	Generate net profits by deferring capital expenditure while enhancing internal revenue growth. As part of our strategy to generate profits in the future, we have deferred significant upgrades of our existing networks in Germany while seeking to generate increased revenues by selectively increasing subscription rates for our basic cable television services, primarily in conjunction with the introduction of new programs and through the continued use of marketing programs designed to increase subscriber penetration of both our basic cable services and of our broadband services to those customers already passed by our broadband networks. In particular, we intend over time to increase monthly service rates for basic cable television in the new German states (the former East Germany) to levels similar to those in the old German states (the former West Germany). Our ability to do so, however, will strongly depend on our competitors’ pricing. In The Netherlands, we now have greater pricing flexibility because on January 31, 2003 we became exempt from pricing regulations imposed by local municipalities on our basic level of cable television services. We intend to add programs in order to generate higher monthly subscription fees for our basic cable television product. We will also focus on increasing the efficiency of our existing operations. In the Netherlands, where broadband services have been offered for a longer period of time and have achieved greater customer acceptance, we intend to continue to build-out our networks to new areas and to enhance our network to permit us to deliver more products and services.

•	Expand and promote our broadband service offering. We intend to generate increased revenue by aggressively marketing our broadband Internet access products and our digital television products in both Germany and in The Netherlands. We will seek to identify opportunities to enhance and re-price our broadband products in order to reach a larger customer base. We will examine the possibility of bundling video, data and voice products into one offering as a means of increasing sales. We are aggressively pursuing opportunities to supply our digital services to other cable operators.

•	Launch new services over existing cable infrastructure. In September 2002, our Dutch operations finalized its technical pilot and started rolling out a hybrid IP/PSTN (“Internet Protocol/Public Switched Telephone Network”) based telephony product. Starting April 2003, this service will be rolled out city-by-city, primarily bundled with our broadband Internet access product.

•	Strengthen customer orientation. We believe that customer orientation is important to our business in two ways: maintaining or developing direct customer service, billing and marketing relationships with the subscribers of our cable and broadband services will enhance our ability to sell additional products and services and generate incremental revenue. On the other hand, a good and trustful relation with the housing associations is important to establish basic services and to implement new models for the distribution of new products, such as internet or video-on-demand. We will continue to use a regional operating structure designed to generate a subscriber-focused business orientation. Each of our operating regions is managed by a regional manager who is responsible for both subscriber and technical services and local ongoing relationships with housing associations. We believe that this regional operating structure enables us to be more responsive to subscriber needs and to maintain strong relationships with the housing associations and our subscribers. This structure is complemented by a corporate sales office which addresses the needs of our national accounts and which frequently benchmarks sales results in all regions.

•	Increase revenues by increasing programming available to our subscribers over our cable networks. We plan to generate additional carriage fee revenues by entering into agreements with certain programming providers who will pay us carriage fees for making their programming available to our subscribers.

•	Improve efficiency and margins by streamlining operations. We believe clustering strategy has produced and will continue to produce efficiencies and synergies between our existing networks and acquired cable networks. In accordance with our past practice, upon completion of future acquisitions or asset swaps we will generally implement extensive operational and organizational changes designed to enhance operating cash flow and operating margins.

•	Increase network ownership and reduce signal delivery fees. In Germany, we continue to rely on Kabel Deutschland and successor private operators to deliver programming signal to our cable networks serving approximately 50% of our subscribers. We intend to continue to reduce our dependence on Kabel Deutschland and successor private operators by continuing to construct our own head-ends and infrastructure where appropriate. We believe that selectively installing our own head-ends and related infrastructure will reduce our signal delivery fees and have a positive effect on our operating results and quality of service.

•	Focus on attracting new subscribers. We have selectively passed new homes and interconnected our various systems in and around cities in Germany. The passing of these new homes may provide us with opportunities to market our products and services and then to connect new subscribers to our broadband network. We also believe that this build-out and marketing strategy complements our consolidation activities because smaller cable operators may not have the technical or financial resources to compete in the broadband market and, as a result, may be more inclined to cooperate with us.

•	Extend the customer basis for new services. While we intend to very selectively upgrade a portion of our German networks over the next five years, we plan to bring our services to non-upgraded homes. This may involve the implementation of a cable-independent back channel (such as a telephone line), but in return will allow us to capitalize on our experience regarding new services in areas where the networks are fragmented.

     Our subscribers

     We have subscribers in four primary operating regions in Germany and in one operating region in The Netherlands. At December 31, 2002, we served our subscribers in Germany from networks operated at level 2, level 3, level 4 (non B-1), and level 4 (B-1) as well as from broadband networks. We served our subscribers in The Netherlands almost exclusively from broadband networks. A description of the levels referred to in the table below is set forth in the section captioned “—Our Networks—Germany”.

				Sachsen/
		Osnabrück/	Wiesbaden	Sachsen-Anhalt/
	Berlin	Aachen	Mainz	Thüringen	Multikabel	Total

Cable networks (up to 450 MHz)
Cable Television homes passed	234,028	280,859	347,992	547,055	—	1,409,934
Analog subscribers
Level 2 subscribers	72,768	23,900	63,678	212,750	—	373,096
Level 3 subscribers	32,942	15,921	8,174	172,647	—	229,684
Level 4 subscribers (non B-1)	88,898	8,003	12,083	22,173	—	131,157
Level 4 subscribers (B-1)	—	90,311	90,778	—	—	181,089
Broadband networks (862 MHz)
Homes passed by fiber	—	—	3,494	233,130	331,400	568,024
Ready for service homes	—	—	3,494	122,194	331,400	457,088
Analog television subscribers	—	—	716	83,682	306,345	390,743
Digital television subscribers	—	—	129	7,411	4,088	11,628
Internet subscribers	—	—	121	4,507	48,917	53,545
Data communication subscribers	—	—	—	—	832	832
Total revenue generating subscribers	194,608	138,135	175,679	503,170	360,182	1,371,774

     Germany. We serve our subscribers primarily under long-term public concession agreements with local governmental authorities and under private concession agreements with housing associations that administer large housing blocks. Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. We have direct billing and servicing relationships with approximately 83%, of our subscribers. We have indirect billing and servicing relationships with approximately 17%, of our subscribers, whereby governmental authorities and housing associations receive broadcasting signal from us and are responsible for billing and collecting subscription fees. Most of our indirect billing relationships are with recently acquired subscribers and we intend to establish direct relationships with these subscribers in the future.

     The Netherlands. Our Dutch subscribers reside in approximately 40 municipalities across the province of Noord-Holland, which is located in the northwest region of The Netherlands and north of Amsterdam. We provide our services under operating agreements with local municipalities. In accordance with Dutch regulation, these contracts may not designate us as the exclusive provider of cable services in these regions. We believe, however, that we are the sole cable operator in each of the local neighborhoods in which we conduct business. We maintain direct servicing relationships with all of our cable subscribers in The Netherlands. We outsource billing of our analog cable services to local energy companies. The billing of our digital and Internet services is handled directly by us. We also manage the billing internally for our business product offerings like data communications (leased lines), Kennisnet and Broadband Office (Internet for B2B).

     Our networks

     Germany

     As described below, we operate a combination of level 2, level 3, level 4 (non B-1) and level 4 (B-1) cable networks, as well as broadband networks in Germany. We intend to upgrade a portion of our cable networks to broadband networks over the next five years.

     Cable Television networks. Deutsche Telekom’s historic monopoly position in the German cable industry and the fact they only constructed networks to the outside of a subscriber’s home or apartment building most of the time, has resulted in the development of a dual ownership network structure serving cable subscribers, whereby Kabel Deutschland typically owns the network from the head-end to the subscriber connection point and private operators typically own the in-house cabling. This dual ownership structure is distinct from the single ownership cable structure prevalent in the United States and in most European Union countries, in which private operators own the network in its entirety, from the head-end to the in-house cabling. Cable networks in Germany are therefore divided into categories, referred to as levels, depending on the function the cable network has in the delivery of cable services to subscribers.

     Level 4 networks. A network where the cable operator’s role is limited to extending the cable network from the end of Deutsche Telekom’s principal transmission line (or that of a private cable operator who has purchased a Deutsche Telekom operating company) at the front door of the home to the subscriber is known as a level 4 network. In a level 4 network, the operator’s role is limited to concluding and renewing subscription agreements, installing the wiring in the home, billing, collecting and servicing subscribers. Level 4 networks are the result of the exercise by Deutsche Telekom of its historical right of first refusal with respect to a coverage area. In these coverage areas, Kabel Deutschland and successor private operators continue to own and operate the head-end and the principal transmission lines. Cable network operators are required to pay Kabel Deutschland a signal delivery fee pursuant to agreements known as signal delivery contracts.

     A variation in operating a level 4 network, which developed in the old German states while Deutsche Telekom enjoyed its network monopoly prior to August 1, 1996, is the so-called B-1 co-operation model. Because of its monopoly position, Deutsche Telekom was able to grant exclusive licenses to cable television operators in discrete geographic areas, which enabled those operators to operate a level 4 network. Under the terms of these exclusive licenses and based on the size of the geographic area covered by the license, the cable operator committed itself to enrolling a pre-determined number of subscribers. Licensing fees owed to Deutsche Telekom were typically calculated on the basis of this pre-determined number of subscribers, whether or not the cable operator actually succeeded in enrolling the subscribers.

     Level 3 networks. A network where the cable network operator has entered into a signal delivery contract with Kabel Deutschland and successor private operators in lieu of owning and operating its own head-end is known as a level 3 network. In addition to performing the tasks of an operator under a level 4 agreement, the operator is responsible for delivering a signal from the connection point of Kabel Deutschland’s or successor private operator’s networks to the front-door of the subscriber. In a level 3 network, cable network operators are required to pay Kabel Deutschland and successor private operators a fee for access to its network or for signal delivery.

     Level 2 networks. A network where the cable network operator owns and operates the entire cable network, from the head-end to the in-house connection, is known as a level 2 network. Level 2 networks are like the networks operated by cable network operators in the United States and the United Kingdom. Under a level 2 network, cable network operators do not pay signal delivery fees to Kabel Deutschland and successor private operators, but receive programming using terrestrial antennas and satellite dishes in their own head-ends.

     Substantially all of our cable television networks are capable of distributing more than 40 channels and are constructed using star architecture. Our cable television networks in Germany have the following technical characteristics:

•	television signal is received by a Deutsche Telekom connection point or the connection point of a private cable operator (level 3 and 4 networks) or by terrestrial antennae or satellite receivers at one of our head-ends (level 2 networks);

•	received signal is delivered to the home through coaxial cable using bandwidths of up to 450 MHz; and

•	transmitting of signal is one-way for our analog cable subscribers.

     Broadband networks. We believe we were the first operator in Germany to begin upgrading its cable television networks to broadband networks and we are one of the largest cable operators of broadband networks in Germany. We pass approximately 1,409,000 homes and have upgraded approximately 125,000 homes in the city of Mainz and the Sachsen/Sachsen-Anhalt/Thüringen region. We intend to continue to upgrade selected portions of our German networks over the next five years and to focus our upgrading activity on regions with higher subscriber density.

     Our broadband networks are 862 MHz two-way, high-speed networks capable of delivering analog and digital cable television, telecommunications and high-speed Internet and data services, including interactive services. The following diagram summarizes the technical characteristics of our broadband network.

     Our upgraded network in the city of Leipzig and other portions of the Sachsen/Sachsen-Anhalt/Thüringen region are the model for our continuing network upgrades with the exception of the digital playout facilities. We intend to use the existing digital playout facilities and Internet servers located at the Leipzig head-end to support Internet services, the tiering of digital channels and pay-per-view services not only in the city of Mainz and the Sachsen/Sachsen-Anhalt/Thüringen region but also in other regions in which we upgrade our networks. Ultimately, we intend to install the necessary equipment at the Leipzig head-end to support our future telephone offering. Our fiber backbone consists of a main ring that connects the upgraded cities and larger city-parts to the master headend, and of smaller fiber structures that bring fiber from the main ring to the fiber node areas that typically serve between 500 and 1000 homes. As we continue to add more of these fiber structures, the fiber optic matrix will cover increasingly more portions of the city inside the main fiber loop.

     Fiber nodes are located at various points within this fiber optic matrix. Each fiber node contains an optical receiver and transmitter where the optical signal received from the head-end is converted to an electrical signal which is transmitted over coaxial cable to the home and where electrical signal received by coaxial cable from the home is converted to an optic signal and sent to the head-end. Coaxial cables run from the nodes to the wall outlets of homes. Each fiber node serves between 500 and 1,000 subscribers. Our digital set-top boxes, provided by Galaxis Technology AG, enable subscribers to receive digital television and high-speed Internet services. Subscribers who do not have a digital set-top box but purchase high-speed Internet services will use a stand-alone cable modem. The network provides a 65 MHz return path.

     In those portions of a city where we do not have existing coaxial cable, we lay coaxial cable from the fiber nodes to the homes of new subscribers. Within the coaxial network, we have either replaced (in those cases where we had existing coaxial networks) or installed (in those cases where we built new coaxial networks) new electronic equipment that increases the total bandwidth of the network to 862 MHz and allows for signals to be sent in from the subscriber to the head-end in the return path that uses the bandwidth up to 65 MHz. As we continue our network upgrade, we intend to use the architecture described above. As a result, there may be instances where our fiber optic matrix covers portions of a city which are served by other cable operators and where, prior to the upgrade, we did not pass any homes and did not have any subscribers. We believe that passing these new homes will allow us to attract new subscribers.

     We believe that the clustering strategy which we have been pursuing will also be beneficial in the context of our network upgrade as it will enable us to achieve economies of scale. By focusing our upgrade on our most densely populated clusters of network subscribers, we expect to minimize upgrade costs per home. For example, we expect that the digital playout facilities and Internet servers in Leipzig will serve the other regions we are planning to upgrade, thereby reducing capital expenditure requirements in those regions. We further believe our upgrade plans in Germany will reduce our dependence on Kabel Deutschland or successor private network operators who have recently purchased cable assets from Deutsche Telekom, for signal delivery. We believe that reducing our signal delivery fees will have a positive effect on our operating results and that greater control of our network will have a positive effect on our programming flexibility, our quality of service, and our penetration among broadband subscribers

     The Netherlands

     Substantially all of our network in The Netherlands is a fully upgraded, two-way broadband network capable of delivering a full range of broadband services including interactive digital television, high-speed Internet access and telecommunications services. Approximately 9,000 of our 331,400 network homes and approximately 8,000 subscribers are located in three geographic areas that are not contiguous to the rest of our network and that have not been upgraded. These homes receive programming signal from third-party head-ends and we intend either sell these non-upgraded network homes over time or upgrade them when commercially feasible. Our networks in The Netherlands serve communities in the province of Noord Holland in the northwestern part of the country, including the business areas surrounding Schiphol airport but not including the main cities of Amsterdam, The Hague, Utrecht, Rotterdam or Eindhoven. Unlike in Germany, where the ownership of cable networks is frequently divided between Deutsche Telekom and private operators, networks in The Netherlands are typically owned in their entirety by network operators. We own substantially all of our distribution system from the head-end to the home connection point available to our subscribers, with the exception of approximately 92 kilometers of fiber optic cabling that we lease. Our network in The Netherlands has the following characteristics:

•	A regional head-end located in Alkmaar receives television and radio signal, converts this signal to optical signal and transmits it to the fiber optic backbone.

•	A fiber optic backbone, which passes the network region with 1,200 km of 862 MHz fiber optic cabling, transmits optical signal to 38 fiber hubs and 586 fiber nodes.

•	Fiber nodes convert optical signal to electrical signal of up to 862 MHz and distribute this signal via coaxial cable to subscriber homes.

•	Modems or media terminal adaptors and set-top boxes are located on our subscribers’ homes premises, if the subscriber wishes to receive high-speed Internet access, telephony or digital programming.

     The fiber nodes receive additional local radio and television channels, supplementing signal received from the head-end. Our set-top boxes, provided by Sagem SA, enable subscribers to receive digital television. High-speed Internet services are delivered to subscribers in cooperation with Multikabel’s Internet service subsidiary using a Docsis IP cable modem system. Most of our network in The Netherlands has a 60 MHz return path, with the exception of the Communikabel region, which has a 65 MHz return path. Telecommunications services are provided to business customers using our SDH and Ethernet-protocol network. We intend to pass additional homes in our existing regions over time. We recently completed installation of an uninterruptible power supply system to support the future development of telephony services, which we intend to commercially launch in the spring of 2003.

     Programming and product offerings

     Germany

     Basic cable television. We offer two primary packages of basic cable television programming services: a ground package and a standard package. The ground package consists generally of network and public terrestrial television signal available over the air in the concession area, and typically includes between three and eight channels, depending on the service area. The standard package consists primarily of satellite-delivered programming, and includes an average of 32 television channels and 29 radio channels and a digital offer of ARD/ZDF/Premiere, depending on the service area. Additionally, in some markets, we offer either one or two additional packages of basic cable television programming service. Approximately 95% of our subscribers subscribe to at least the standard package of service.

     The following sets forth the programming of nationwide channels typically offered in our standard analog package, with exceptions depending on the service area.

Channel	Description	Channel	Description

3Sat	ADR/ZDF, ORF and SRG news and sports	Onyx-tv	Music and entertainment
ARD	General interest	ORB	Regional news, sports and entertainment
ARD/ZDF digital	General interest and entertainment	Phoenix	Documentary and political events
ARTE	Cultural arts	Premiere Digital	Pay TV
Bayern 3	Regional news, sports and entertainment	Pro Sieben	News and entertainment
BR-Alpha	Cultural and educational programming	QVC German	Teleshopping
DSF	German sports	Regional B1	Regional news
DW-Tv	German programming broadcast abroad	RTL	24-hour entertainment
Eurosport	European sports	RTL 2	Entertainment for young people
Home Shopping Europe	Teleshopping	SAT 1	24-hour entertainment
HR 3	Regional news, sports and entertainment	Super RTL	Entertainment
Kabel 1	Entertainment and movies	SWR	Regional news, sports and entertainment
Kika	Programming for children	Tele 5	Entertainment
MDR 3	Regional news, sports and entertainment	Viva	24-hour music television
MTV	Music videos	Viva 2	24-hour music television
MTV2	Music videos	Vox	News and entertainment
n-tv	News and information	WDR	Regional news, sports and entertainment
Nord 3	Regional news, sport and entertainment	ZDF	General interest
News and information	News and information

     We receive our programming either directly from broadcasters via our own head-end or indirectly from broadcasters through signal delivery contracts with Kabel Deutschland and successor private operators. Approximately 50% of our television subscribers are served by networks that obtain their programming directly from broadcasters via our head-ends and approximately 50% of our television subscribers are served by networks that obtain their programming indirectly via Kabel Deutschland and successor private operators.

     Current broadband product offering. We currently offer the following broadband service to subscribers in Leipzig and other portions of the Sachsen/Sachsen-Anhalt/Thüringen region that are connected to our upgraded networks:

     Current broadband product offering — Digital television. We believe we were the first German cable operator to offer digital services to our subscribers. We launched our digital television services in the city of Leipzig in October and November of 2000. As of December 31, 2002, our digital offering was available to approximately 125,000 homes which serve approximately 84,000 analog television subscribers, and approximately 7,500 digital set-top boxes had been installed in subscriber homes and were paying customers. We intend to continually expand and improve the range of channels included in our digital television offering.

     Our primatv digital offering is currently comprised of 43 television plus 24 radio channels channels in digital format and eight different packages with additional digital channels as follows:

primatv Basis	ARD	ZDF	Single TV
	ARD Online Kanal	ZDFdokukanal	CNN
	SFB1	ZDFinfokanal	Deutsche Welle
	Bayerisches FS	ZDFtheaterkanal	Home Shopping
	BR-alpha	EuroNews	Europe
	EinsExtra	Eurosport	Sachsen Fernsehen
	EinsMuXx	CNBC	MTV
	EinsFestival	3sat	MTV2 POP
	hessen fernsehen	arte	n-tv
	MDR Fernsehen	Kinderkanal	Onyx
	NDR Fernsehen	Phoenix	QVC
	ORB-Fernsehen		Tele 5
	SR Fernsehen		TV5
	Südwest BW		TW1
	Südwest RP		Viva
	WDR Fernsehen		Viva plus

primatv Maxi*:	primatv Family*	13TH STREET, STUDIO UNIVERSAL; Club and BBC
Prime
	primatv Life*	Extreme Sports, Fashion TV, Alice and MCM
	primatv Wissen*	Avante, BBC World, BahnTV and PLANET
	primatv Erotik	The Adult Channel
additional offers:	MTV-Paket	MTV 2, MTV base, MTVhits!, VH-1 and VH-1 Classic
	GoldStar Extra	GoldStar TV and Heimatkanal
	Bibel TV	Bibel TV
	Other channels	ORT International (Russian) and VTV4 (vietn.)

     *     Subscribers can subscribe to these four packages for a combined price which is generally lower than the sum of the individual prices.

     The basic offering primatv Basis is currently priced at a promotional monthly subscription rate. Set-top box rental is included in the monthly subscription fee and a one-time installation fee is charged only in the event our service team installs the set-top box. primatv Basis contains non-crypted digital channels. Access to these channels is available on every compatible set-top-box. We rent a set-top box for a monthly fee. Customers can also subscribe to primatv Maxi (including primatv Wissen, primatv Life, primatv Family and primatv Erotik) for a package discount, two packages as offered by MTV and GoldStar Extra and several stand-alone-channels (BibelTV, ORT International, VTV4). As we introduce expanded and improved programming and as penetration of our digital package service increases, we expect to target selective rate increases for our digital offering. Customers using a set-top box also have access to our electronic program guide.

     Current broadband product offering—Pay-per-view. Digital subscribers also have access to up to 15 pay-per-view channels. The movies can be ordered by subscribers using their remote control.

     Current broadband product offering—primaspeed Internet access. We launched high-speed Internet services to both residential and business subscribers in the fourth quarter of 1999. At December 31, 2002, we provided high-speed Internet service to 4,628 subscriber. In November 2002 we relaunched the Internet services under the new product name primaspeed, which integrated the Internet service into the common primacom product names. Also in November we introduced a new tarif, primaspeed start. Our high-speed Internet offering includes the following broadband products:

•	Primaspeed Start. This package offers subscribers 24-hour high-speed Internet access at up to two times the speed of ISDN, or 128Kbps (64 Kbps upstream). Included in the monthly fee is a data volume of 500 Mbyte and e-mail account services with full support from our customer service team. The customer is able to buy the cable modem from us or rent it for a monthly fee. Subscribers may also access our Internet portal for broadband services, such as game servers and additional value-added services. The customer is charged for additional data volume.

•	Primaspeed Easy. This package offers subscribers 24-hour high-speed Internet access at up to four times the speed of ISDN, or 256 Kbps (128 Kbps upstream). Included in the monthly fee is a data volume of 1,500 Mbyte, 10 MB web space and e-mail account services with full support from our customer service team. The customer is able to buy the cable modem from us or rent it for a monthly fee. Subscribers may also access our Internet portal for broadband services, such as game servers and additional value-added services. The customer is charged for additional data volume.

•	Primaspeed Pro. This package offers subscribers 24-hour high-speed Internet access at up to 16 times the speed of ISDN, or 1,024 Kbps (256 Kbps upstream), for a fixed monthly fee. Included in the monthly fee is a data volume of maximum 10,000 Mbyte, 10 MB web space and e-mail account services with full support from our customer service team. The customer is able to buy the cable modem from us or rent it for a monthly fee. Subscribers may also access our Internet portal for broadband services, such as game servers and additional value-added services.

•	Unified messaging service. All packages include our Unified Messaging Service. With this service, subscribers have access via the Internet to their e-mail account. Via the Internet subscribers will also be able to send SMS text messages to German mobile phones. Subscribers are also able to store contacts in the online contact-database and use the personal calendar.

     Current broadband product offering—Data communications. We currently offer and intend to further promote fixed data communications products to business subscribers. These products take advantage of the fiber-rich, upgraded portions of our network to offer leased lines and wholesale carrier services.

     Interactive pay-per-view. We plan to offer email services on our set-top-boxes in the future.

     Future broadband product offerings. We intend to expand our existing broadband product offering to include a range of additional broadband services. Our planned offering of additional broadband products includes the following primary services:

•	Video-on-demand. We intend to develop and introduce a range of video-on-demand services to complement our existing Near Video on Demand (pay-per-view offering). We expect to develop this offering in cooperation with third-party providers of programming and technology, and we intend to introduce these services to our subscribers over the next two years.

     The Netherlands

     Current broadband product offering—Analog Television. Our analog television offering includes two packages of television programming: a basic package and a standard package. The basic package consists of 15 television and 40 radio channels. The standard package consists of 38 television and 40 radio channels. Both packages carry a one-time installation fee. Almost all of our analog subscribers purchase the standard package.

     The standard packages include the following channels, with exceptions in some municipalities.

Channel	Description	Channel	Description

Nederland 1	General Interest	Regionet/ljmond TV	General Interest (Regional)
Nederland 2	General Interest	ZDF	General Interest (Germany)
Nederland 3	General Interest	WDR	General Interest (Germany)
Beeldmozaïek	Overview of channel offerings	BBC 2	General Interest (UK)
Lokale omroep/kabelkrant	Local cable channel	RTL Television	General Interest
VRT TV1	General Interest (Belgium)	TCM	Classic Movies
Ketnet/Canvas	General Interest (Belgium)	TV Noord-Holland	Local programming
ARD	General Interest (Germany)	Phoenix/CNE	Chinese channel
BBC 1	General Interest (UK)	TMF	Music videos
TV5	General Interest (France)	CNBC/Nat. Geographic	News/Documentary
RAI Uno	General Interest (Italy)	Eurosport	Sports
TVE	General Interest (Spain)	Euronews	News
TRT	Turkish channel	Cartoon Network	Children/General interest
MBC	Arabic channel	Discovery Channel	Documentary
RTL4	General Interest	MTV Europe	Music Videos
RTL 5 Nieuws & Weer	News & Weather	The Box	Music Videos
SBS 6	General Interest	CNN	International News
		BBC World	International News
		TFI	General Interest (France)
Yorin	General Interest	Abonnee t.v. (Canal +1)	Pay-per-view service
V8	General Interest	Abonnee t.v. (Canal +2)	Pay-per-view service
Kindernet/Net 5	Children	Videorecorder-afstelling	Video outlet
Kabelkrant Nieuws TV	News /Local	Decoderuitgang Canal+	Pay-per-view service

     Current broadband product offering — Digital Television. We launched our digital television product under the brand name Mr. Zap in May 2000. The digital television product is widely available, and we provided digital service to 4,088 subscribers as of December 31, 2002. We offer our digital television product in cooperation with Mediakabel, a joint venture established by seven Dutch cable operators, including us, for the purpose of introducing interactive digital television to the Dutch cable market.

     Due to the weaker performance than expected we have designed the digital television package in 2002. We no longer provide a pay-per-view/ near video-on-demand services and also stopped providing interactive games. We currently only have a basic digital package and some special interest channels, summarized as follows:

     Basic Digital Package.

Adventure 1	Mezzo
Avante	Music Choice (40 digital music channels)
BBC Prime	Nederland 1
Bloomberg	Nederland 2
Cartoon Network	Nederland 3
Club	Performance
CNBC	Playboy/Adult Channel
Discovery Civilization	Private Blue
Discovery Sci Trek	Private Gold
Discovery Travel & Adventure	Reality TV
Eurosport News	Sky news
Extreme Sport	Travel Channel
Fashion TV	VH1
Hallmark

•	Premium and special interest channels:

     In addition to the basic digital package subscribers may purchase the following premium and special interest channels:

CineNova	Movie channel
Set Asia/ Zee TV	Hindustani television
TVBS-E	Chinese television

     Internet access. 48,367 residential subscribers and 550 business subscribers receive always-on, high-speed Internet services as of December 31, 2002, as compared to 27,687 residential subscribers as of December 31, 2001. We offer the following packages to our residential subscribers:

•	Easy package: Our “always-on” access, with speed of 64 Kbps downstream and 32 Kbps upstream, one e-mail account, with limited data download capacity.

•	Family package (introduced as of January 1, 2003): This product provides Internet access speeds of 256 Kbps downstream and 128 Kbps upstream, e-mail services with also limited data download capacity.

•	Power package. This product provides Internet access speeds of at least 768 Kbps downstream and 128 Kbps upstream. Subscribers also benefit from unlimited download capacity (applying an acceptable use policy), e-mail services, and homepage capability with 15 Mb capacity.

•	Power Plus package. This product provides Internet access speeds of at least 1.536 Kbps downstream and 256 Kbps upstream. Subscribers also benefit from unlimited download capacity (applying an acceptable use policy), e-mail services, a home capability with 20 MB capacity and possibility of connecting several personal computers.

     Our packages for the business market are:

•	Broadband Office regular. This product provides Internet access speeds of at least 768 Kbps downstream and 128 Kbps upstream fixed IP-address, e-mail services, possibilities for connecting web and e-mail server.

•	Broadband Office Premium. This product provides Internet access speeds of at least 1536 Kbps downstream and 256 Kbps upstream fixed IP-address, e-mail services, possibilities for connecting web and e-mail server.

     Data communications. We offer the following data communications products to business subscribers:

•	CableLink. This service uses existing cable connections for datacommunications with a choice of between 256 to 512 Kbps at a fixed monthly price depending on the chosen speed and the distance between the locations of the subscribers. This service provides the security of a virtual private network.

•	QualityLink. This service provides a dedicated fiber connection for data communications at a fixed monthly price depending on whether subscribers elect to receive speeds of 2, 10, 34, 155 or 622 Mbps.

•	Internet Link. This service provides a dedicated fiber connection to the Internet at a fixed monthly price depending on the elected speed levels between 265 Kbps and STM 1 (140 Mbps).

     Kennisnet intranet service. As of December 31, 2002, we connected 611 Dutch schools and educational institutions, libraries and museums to our intranet service by linking our networks with other cable operators as compared to 580 as of December 31, 2001. This intranet project provides such institutions with network access and access to the Internet through an organization called Educatief Net B.V., or nl.tree, which is a joint venture of several cable operators. nl.tree has obtained a contract from the Dutch government covering the period until January 2004.

     Future (broadband) product offerings. In the past we provided cable telephony services on a pilot basis to approximately 50-100 subscribers in a small area in the municipality of Den Helder. We stopped this pilot program in 2002. We are currently focusing on rolling out a hybrid IP/PSTN based telephony service on a commercial basis during the remainder of 2003. The results of our soft launch (as of October 2002) look promising, as we had 157 subscriber at December 31, 2002. We expect that our telephony offering will include, apart from the basic service, local, long distance and international calls, voicemail, call identification, call waiting, call barring, call diversion and three-way calling.

     Sales, marketing and customer service

     Germany

     Our sales and customer service function is organized regionally in Germany. We employ account managers to originate and service large account relationships with housing associations and local governmental authorities. In addition, we conduct direct sales at the individual subscriber level via telesales and door-to-door sales. We employ sales representatives both directly and as agents, some of which are housing associations. We maintain centralized customer call centers in each of our operating regions, which enable us to cost-effectively service a large number of subscribers in each regional cluster. Customer call centers are available to handle new account and service requests. We employ network operations staff and field technicians in each region to handle new subscriber installations and service interruptions. Moreover, we have installed a corporate sales unit which manages key accounts on a national level, maintains relations to national associations of housing corporations, real estate agents and benchmarks our regional sales offices.

     The Netherlands

     Members of our sales and marketing staff focus on a specific product offering, such as our analog television offering and our digital offering, our Internet and telephony products, our data communications product or our Kennisnet intranet offering. This group works with product development and technical staff to continuously improve the key features of our product offering and to determine pricing strategies. Our marketing program includes the following primary features:

•	Zo! Magazine: This quarterly publication is provided to all residential subscribers and contains general news about Multikabel and about new product offerings. New subscribers also receive a welcome package outlining the full range of products available to subscribers.

•	Datacom Magazine: Publication for our existing and potential business customers, focusing on our leased line products offerings and Internet products for the business market.

•	MultiView channel: This television channel is included in all our channel offerings and broadcasts the full range of products available to our subscribers at all times.

•	Multikabel website: Our local (Dutch) website also outlines our product offerings and the possibility to our subscribers to purchase our products on-line.

•	Direct mail and advertising: We have conducted targeted direct mail and advertising campaigns specifically promoting our analog and digital television offerings, our Internet and telephony offerings and our data communications and Internet products for the business market.

•	Outbound sales calls for both digital television and Internet.

•	Specific marketing campaigns such as member-gets-member offerings, introduction discounts.

•	Product bundling especially Internet and digital television, as well as Internet and telephony.

     Our customer call center, including the helpdesk, is open from 9:00 a.m. to 9:00 p.m. on weekdays and from 10:00 a.m. to 5:00 p.m. on weekends to assist subscribers with inquiries such as new services and billing-related inquiries, and detailed questions about services offered for analog and digital television, Internet and telephony. In addition, our customer call center cooperates with third-party call centers to offer 24-hour assistance with service interruptions. We employ a team of full-time service technicians, and also contract with third-party technicians. In The Netherlands we are fully responsible for our own marketing campaigns after the QuickNet acquisitions and the termination of the Sonera contract for Internet and after taking over all customer services and marketing activities from Mediakabel.

     Our billing function for the analogue audio/video services is outsourced to local utility companies. The billing for Internet services and telephony is to a great extent an in-house service, although collection efforts and mediation (telephony) are outsourced. Billing and collection efforts for the business offerings and digital television are carried out by the company itself.

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

     In 1998, the German Copyright Act was amended to require the payment of copyright royalties for the retransmission of copyright-protected television and radio programming by cable and broadband operators. The German Copyright Act does not set forth the amount to be paid. GEMA, one of the German copyright collecting societies, has been mandated by the other German copyright collecting societies to collect these retransmission royalties. GEMA has publicly announced its intention to collect royalty fees for television and radio signal received terrestrially by cable and broadband operators retroactively to July 1, 1997. We have been informed that the license fee for terrestrial retransmission will be assessed if such terrestrial broadcast is received on the network operators’ own head-ends, but not, however, if it is received via Kabel Deutschland signal delivery points, in which case GEMA considers the license fees payable by Kabel Deutschland to cover all retransmission of copyright-protected programming.

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

     We have been informed that for a number of years Kabel Deutschland has been paying copyright royalties to GEMA for the retransmission of copyright-protected terrestrial broadcasting. Kabel Deutschland has advised us that it believes payment of this royalty permits Kabel Deutschland to allow private cable system operators connected to Kabel Deutschland signal delivery points to retransmit copyright-protected terrestrial broadcasting on level 4 networks. Kabel Deutschland has indemnified us in some instances against claims by the German copyright collecting societies for copyright royalties for level 4 network retransmission. The copyright royalty paid by Kabel Deutschland does not, however, cover retransmission of copyright-protected programming on level 2 and level 3 networks. The signal delivery contracts between us and Kabel Deutschland with respect to level 3 networks expressly provide that we will indemnify Kabel Deutschland in case of claims against Kabel Deutschland for breaches by us.

     Signal delivery payments to the regional companies of Kabel Deutschland and successor private operators for television programming transmitted over our cable television networks. For our level 3 and level 4 networks, we entered into signal delivery contracts with the regional companies of Kabel Deutschland prior to the sale by Kabel Deutschland of some of its cable networks. Where Kabel Deutschland has retained its network it remains our contract partner but where it has sold networks, successor private cable operators have assumed the obligations of Kabel Deutschland under the signal delivery contracts and have become our contract partners under the same terms as those contained in the original signal delivery contracts. At December 31, 2002, approximately 48.5% of our television subscribers were served by level 3 and level 4 networks, which receive programming pursuant to signal delivery contracts, 50.5% of our customers were served by own head ends and 0.7% were served by third party delivery. In Leipzig, also historically a level 3 network, we operate an own interactive network, that provides our subscriber with an own digital package, high-speed Internet and pay-per-view services. Galaxis waived our obligation to purchase the remainder of the set-top boxes. We intend to continue to consolidate connection points and build head-ends to reduce signal delivery fees paid to the regional companies of Kabel Deutschland and successor private operators and to reduce the dependency involved at the price and product offering.

     The terms of our signal delivery contracts vary. Most signal delivery contracts are for a fixed period, usually five to ten, and are subject to negotiated renewal. We typically pay Kabel Deutschland and successor private operators either a flat fee or a fee per subscriber that is determined by reference to a published fee schedule based on the number of homes connected to one connection point. A number of signal delivery contracts provide for an escalation of fees during the first three to five years (Bauzeitenregelung) to ease our initial network development costs. The escalation clauses in the majority of these contracts have been reached. Rate increases by the regional companies of Kabel Deutschland and successor private operators permitted under the fee escalation clauses in a number of these signal delivery contracts could result in an increase in the aggregate amount of signal delivery fees we pay to Kabel Deutschland and successor private operators. On November 11, 2002 Kabel Deutschland revised their published fee charts and increased the fees significantly. Due to general agreements with regional companies of Kabel Deutschland we were able to lower the increase partially. As in the past, we have been mostly able to increase the monthly subscription rates paid by our subscribers following this increase in signal delivery fees by Kabel Deutschland and successor private operators. We expect that the dependency of signal delivery contracts and the payment of signal delivery fees can be reduced significantly with a further expansion of the delivery via own head ends or longer term contracts with signal delivery providers.

     Contracts for digital television programming transmitted over our broadband networks. We have entered into contracts with the majority of the program providers with whom we are required to enter into contracts to obtain programming for our digital television packages and we are negotiating with the remainder. In general, the terms of these contracts are from two to five years and can be automatically extended for additional one year periods. Ten of our agreements provide for the payment of a fixed fee per subscriber per month. Four of our agreements provides for a monthly payment of 40% to 60% of the revenues we generate from the channels which are subject to the agreement.

     In the event we wish to terminate our relationship with these program providers, most of our contracts provide for termination by us if

•	less than 30% of our subscribers are interested in subscribing;

•	research conducted by us results in a finding that the delivery of the channel does not meet market expectations;

•	the content of the channel violates the statutory requirements of the territory; or

•	if the programmer breaches its obligations under the agreement. In addition, we may terminate the agreements if the programmer fails to deliver transmission during 15 minutes a day for a total of 14 days during a 90 day period or if we are obliged to do so by a governmental body.

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

     Contract for set-top boxes. On April 1, 2000, we entered into an agreement with Galaxis Technology AG, or Galaxis, for the purchase of the set-top boxes required for our digital television offering. Pursuant to this agreement, we agreed to purchase up to 50,000 set-top boxes from Galaxis of which 17,000 have been produced and 14,000 have been delivered. Galaxis waived our obligation to purchase the remainder of the set-top-boxes. If we need additional boxes we expect to enter into another agreement possibly with Galaxis. We have not entered into any agreements with other set top box manufacturers which require us to purchase a specific number of set top boxes.

     Concession agreements with our subscribers. In order to be able to provide service to our subscribers, we have entered into public concession agreements with local governmental authorities and private concession agreements with housing associations that administer large housing blocks. The agreements with governmental authorities were entered into prior to the enactment of the German Telecommunications Act of August 1, 1996. We are generally not obligated to make payments to local governmental authorities for the use we make of public rights-of-way to deliver our services. Under the German Telecommunications Act, holders of category 3 telecommunications licenses (which includes broadband network operators like us) have the right to use public rights-of-way free of charge for telecommunications lines serving public purposes provided that the use does not unduly restrict the primary use of the public spaces. Local building permits are required before new telecommunications lines are laid or existing telecommunications lines are changed. The German Telecommunications Act established a number of obligations related to this free-of-charge use of public-rights-of-ways. As a result, since August 1, 1996, it has no longer been necessary for us to enter into public concession agreements to obtain rights-of-way on public grounds. Therefore we are in the process to negotiate new public concession agreements with the local governmental authorities coordinating the planning and construction of the telecommunication lines with respect to the provisions of the German Telecommunications Act. Otherwise we are terminating the extant public concession agreement because of inoperativeness under the German Telecommunications Act.

     Private concession agreements with housing associations provide us with access to potential subscribers living in the housing blocks administered by these authorities and also frequently provide us with the right to use the respective private property owned by the housing associations. Individual private concession agreements typically provide access to a relatively small number of homes. As of December 31, 2002, our cable networks operated pursuant to a few hundred public concession agreements with local governmental authorities and more than 3,000 private concession agreements with housing associations.

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

     The agreement with Discovery was entered into on February 2002 and ends on January 31, 2005, subject to earlier termination with three months’ notice. The agreement with Eurosport was entered into on January 1, 2003 for and ends January 1, 2005. Both agreements cover analog and digital delivery of programming.

     Digital programming. In March 2000, Multikabel acquired a 15.71% share in Mediakabel B.V., a consortium established by a group of Dutch cable television operators in 1997 for the purpose of developing and introducing digital broadcasting services in The Netherlands. Mediakabel provides a full range of operational services to the consortium, in exchange for which each member of the consortium, including Multikabel, pays a fee to Mediakabel based on the number of subscribers in its service area. All revenues from digital broadcasting services are recognized directly by Multikabel and all programming fees are paid directly by Multikabel. In May 2000, Multikabel launched digital audio and video services through its participation in Mediakabel. The initial agreement with Mediakabel does not provide us with programming contracts for our digital television offering.

     After a complete restructuring of the Mediakabel organization, Multikabel is directly responsible for its digital programming. In 2002, we entered into several contracts with Mediakabel for delivering digital TV-signal.

     Multikabel entered into an agreement with BUMA regarding the royalty fees for the retransmission of digital programs. The agreement term was from January 1, 2000 until December 31, 2001. The parties have undertaken to negotiate an amended agreement during 2002, pending with the terms of the prior agreement will continue to apply.

     We have entered into agreements with a number of program providers for our digital television offering. These agreements are standard and provide for the payment of a fixed fee per subscriber per month. Most of our agreements, with the exception of our agreement for the CineNova channel described below, have terms ranging from one to three years, many of which may be renewed at our option.

     In February 2000, we entered into a contract with Europe MovieCo Partners Limited for the provision of the CineNova channel. The agreement provides for payment by us of a fixed fee for 50,000 subscribers which will increase to cover all of our subscribers in The Netherlands by October 31, 2003, regardless of the actual number of our subscribers which are purchasing the CineNova channel. This agreement has a term of seven years unless earlier terminated or extended. Either party may terminate the agreement if six months prior to the end of the fifth year (October 31, 2005), the CineNova channel does not have at least 100,000 subscribers in the relevant distribution areas. If six months prior to the end of the fifth year, the Cinenova channel has between 100,000 and 185,000 subscribers, Movieco may provide us with a written early termination notice, upon receipt of which we will enter into good faith negotiations to reduce the participation levels for the remaining years under the agreement.

     Internet services. On July 1, 2001 we entered into an Operating Agreement with Chello Broadband Nederland B.V. for the provision of Internet services such as transit, e-mail and news services to our subscribers. This contract terminated in July 2002.

     In July 2002 we migrated all of our subscribers to our own Internet platform. We purchased and entered into standard maintenance agreements for hardware and software programs related to the ISP platform servers and support.

     In addition as part of the development of our own Internet platform we entered into standard transit and peering arrangements with the international carriers Cable & Wireless and Sprint.

     We signed a standard framework agreement with Motorola Broadband Communications for the delivery of cable modems for Internet. The Planhold Group B.V. contracted with us for the installation of Internet access at customer premises as well as several other services like breakdowns and installation of media terminal adaptors for telephony.

     Transfer and operating agreements. We entered into transfer and operating agreements with 43 municipalities whereby we both own and operate the central antennae installations located on land owned by the municipalities. Many of these agreements are standard. They have an indefinite term and can be terminated with a notice period of one year.

     Competition in Germany and The Netherlands

     The cable television and broadband businesses within Germany and The Netherlands are highly competitive. We compete mainly for subscribers to cable networks.

     Competition for subscribers

     In Germany, except in limited cases, “overbuilding” of secondary cable networks does not occur. However, we do face competition for subscribers from:

•	a growing number of operators who deliver the same or similar packages of television programming and other services on delivery platforms that are different from ours including antennae, digital direct-to-home (which can be both analog, or analog direct-to-home, and digital, or digital direct-to-home), such as those offered by Premiere, Canal +, and satellite master antenna television systems; and

•	providers of different products and services in those areas where we operate our broadband networks, including Kabel Deutschland and Premiere in Germany and Canal + (Canal Digital) and satellite in The Netherlands, which offer other digital television services and, through Deutsche Telekom in Germany and KPN in The Netherlands, provide high-speed Internet and telephony services.

     In both Germany and The Netherlands, the ability of viewers to receive terrestrial broadcast television signal directly through antennae or otherwise, impedes our ability to obtain additional cable television subscribers in areas where our cable networks have already been installed. The extent to which we are limited in obtaining additional subscribers varies depending on the quality of the reception to the subscriber and the zoning restrictions in the subscriber’s region. In addition, in The Netherlands we will face competition from providers of terrestrial digital television in the near future.

     Analog direct-to-home satellite users obtain programming from one of a number of different satellites, including Astra and Eutelsat, in both Germany and The Netherlands. In order to receive analog direct-to-home satellite-delivered programming, the consumer must have an outdoor reception dish, which generally is smaller and less expensive than the satellite dish typically used in the United States. Analog direct-to-home satellite-delivered services are widely available in Germany and The Netherlands, although the current consumer base in The Netherlands is limited due to high cable penetration. We believe that analog direct-to-home satellite-delivered services will continue to provide significant competition in the future. However, we believe cable television has a number of competitive advantages over analog direct-to-home satellite-delivered services for the following reasons:

•	Cable television does not involve an up-front cost for the purchase of a dish and related equipment required for analog direct-to-home.

•	Satellite dishes are often perceived as unsightly. Planning or zoning laws and regulations, building rules and building lease contracts often forbid satellite dishes being fixed to buildings where cable television services are available.

•	At present, there is generally a wider range of national, regional and local programming available on cable networks. This is due, in part, to the inability of analog direct-to-home reception dishes to receive programming from multiple satellites at any given time or to switch to a further satellite without being realigned by a technician.

•	Cable service operators generally provide a local presence and service to their subscribers.

•	Consumers have expressed concerns as to the level of fees that they will be required to pay to providers of analog direct-to-home satellite-delivered programming if and when digital direct-to-home satellite signal is encrypted.

•	As cable television networks are upgraded, a full range of broadband network products and services may be offered which will build subscriber loyalty.

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

     In addition, we face competition from digital direct-to-home satellite-delivered services. In The Netherlands, licenses have been awarded for digital direct-to-home television, which will compete with our digital television offering. During the last two years, Premiere has commenced digital direct-to-home operations in the German market. We believe that digital direct-to-home has not achieved significant penetration of the German market. However, Premiere has exclusive programming, including sports contracts. Therefore, we believe that additional penetration will be achieved by Premiere and will result in a loss of subscribers to cable network operators in Germany, including subscribers to our networks. The introduction of our digital television and pay-per-view services will compete directly with Premiere. In The Netherlands, digital direct-to-home operations currently exist on an even smaller scale than in Germany.

     Cable television networks also face competition from satellite master antennal systems that serve condominiums, apartment buildings and other private residential developments. These delivery methods are limited and are not able to offer a full range of broadband services on a large scale.

     In addition to competition with providers of programming using different platforms as described in the preceding paragraphs, we also compete for subscribers with providers of different products and services in those areas where we operate our broadband networks. Since we started offering digital services in 2000, we have been competing with other digital television services. Our primary competitor in Germany is Premiere. Premiere has several exclusive long-term contracts with major film studios, program producers and sports franchises for a substantial amount of entertainment and sports programming. Premiere delivers its product in digital packages via Kabel Deutschland’s and its successors’ cable television network and pursuant to an agreement entered into in 2002, via our cable network and direct-to-home via satellite. We believe Premiere has a current market share of approximately 46% of the digital television homes in Germany. In The Netherlands, UPC, our largest shareholder, is the largest broadband operator, followed by Essent and Casema. These three operators account for approximately 80% of the Dutch cable market.

     Once we commercially launch our hybrid IP/PSTN based telephony service we will compete with several carrier select telephony companies and the Dutch national operator KPN for fixed line services in The Netherlands. We will also be competing with several wireless telephony services, many of which have financial resources substantially in excess of ours.

     With respect to high-speed Internet access, we compete with other access alternatives, such as ADSL lines, standard dial-up services and dial-up services over digital direct-to-home. We believe high-speed Internet access over broadband networks has several competitive advantages over these alternative Internet service access mechanisms, including convenience, access speed and price. Our Internet service requires no dial-up time because the subscriber can always be on-line, 24 hours a day. We believe Internet access over broadband networks with a download capacity of up to 1024 kBit/s can be 10 to 16 times faster than access over ISDN. Finally, our product is, depending on the tariff, priced on a flat fee basis with no additional costs or on a fixed plus charge per additional data transfer for usage. From a pricing standpoint, we believe our different tariff options of the product become particularly attractive, compared to most other alternative access mechanisms, to subscribers who use the service.

     The extent to which a cable service is competitive depends, in part, on the quality of the network and the cable operator’s ability to offer a greater variety of programming at competitive prices to consumers than that available through alternative delivery platforms. Advances in communications technology, as well as changes in the marketplace and the regulatory environment, are occurring constantly and their impact can not be predicted.

     Litigation

     In October 2001, Media Equity Management, Inc. filed a complaint in the United States state court against Vogtländische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH (a subsidiary of ours), TV-3, and Mr. Midrowsky (former Televis Grimma GmbH shareholder). This complaint seeks judgment pursuant to written loan agreements and/or promissory notes and/or guaranty instruments against Vogtländische Kommunikations- und Entwicklungs GmbH and Mr. Midrowsky for approximately $60,000; against Vogtländische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Televis Grimma GmbH, TV-3, and Mr. Midrowsky for $3,200,000 and against Vogtländische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH, TV-3 for $1,200,000. Media Equity Management, Inc. filed an amended complaint which added the parties, Informat Leasing GmbH and us. This amended complaint alleged that Informat Leasing GmbH was the successor to Kabelfernsehen Zwenkau GmbH by name change and that we were the successor to Televis Grimma GmbH by merger. The petition for relief was amended such that a request for judgment against us was made in the sum of approximately $4,400,000 million. The lawsuit has been moved from state court to U.S. district court. We believe there will be no ruling for several months and that we will ultimately prevail.

     In The Netherlands, we have a legal dispute with Canal+ about the carriage or “access” fees, which Canal+ is obligated to pay us. Initially, the decision by the district court (Kantongerecht) was in favor of us. However, Canal+ brought the legal dispute to the Dutch telecom regulator (“OPTA”) to provide a judgement about the carriage fees charged by us. At the end of 2002, OPTA competed its review regarding the carriage fees charged by us. We expect the decision from OPTA early in 2003.

     In February 2003, the CEO of the Company’s Dutch subsidiary, Multikabel, submitted his resignation. In conjunction with the resignation, a claim was filed against us for a severance payment. A court date has been set on March 13, 2003 to settle the claim. The court decision is expected for May 2003.

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, the Company has accrued approximately €4,189,000, €2,563,000 and €1,073,000 as of December 31, 2002, 2001 and 2000, respectively.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

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

     The German Telecommunications Act establishes the following four different license classes:

•	licenses for the operation of transmission lines for mobile radio services to the public by the licensee or another entity (license class 1: mobile radio license),

•	licenses for the operation of transmission lines for satellite radio services to the public by the licensee or another entity (license class 2: satellite radio license),

•	licenses for the operation of transmission lines for telecommunications services to the public by the licensee or another entity, the provision of which is not covered by license classes 1 or 2 (license class 3), and

•	licenses for voice telephony services to the public based on self-operated telecommunications networks (license class 4).

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

     The German Telecommunications Act subjects telecommunications enterprises that are deemed to be “market dominating” to special provisions. These provisions cover, in particular, the regulation of tariffs, business terms and conditions and the granting of open network access, including interconnection obligations. Tariffs for telecommunications services of market-dominating enterprises are subject to the review of the regulatory authority. These tariffs have to be based on the costs of efficient service provision. Detailed regulations are included in the Ordinance on Telecommunications Tariff Regulation of October 1, 1996. The business terms and conditions for telecommunications services subject to license and for universal services are also subject to the regulatory authority’s control. The regulatory authority has the right to object to business terms and conditions which are not in conformance with relevant provisions of European Union law. Public telecommunications carriers are required to interconnect their networks with those of other carriers. Market-dominating public telecommunications carriers are required to allow other users to access their networks or parts thereof. Detailed regulations are included in the Ordinance on Special Network Access of October 23, 1996.

     The Telecommunication Customer Protection Ordinance of December 11, 1997 regulates the relationship between providers of telecommunications services and their subscribers. It sets forth several specific obligations for market-dominating providers and various obligations for all other providers. It specifies, for example, rules for invoicing, universal services and quality parameters. The Ordinance also invalidates contractual clauses which attempt to limit subscribers’ rights under the Ordinance.

     Under the German Telecommunications Act, a person offering telecommunications services for which no license is required must notify the regulatory authority within one month of the start-up, modification or termination of operations. We believe that we have complied with this notification obligation.

     Retransmission and channel line-up provisions; media and Internet services. The retransmission of cable television programs within Germany through private cable television and broadband networks is regulated at the joint-state level pursuant to The State Treaty on Broadcasting within the united Germany, or the State Broadcasting Treaty, and at the state level pursuant to the media laws of the various German states. The State Broadcasting Treaty describes the various states’ authority to make decisions with respect to the assignment and use of transmission capacities to be transformed into generally binding law by way of the states’ media legislation. The State Broadcasting Treaty also provides that the retransmission of cable television programs which may be received nationwide and which have been produced in accordance with applicable European legal provisions must be permitted by the federal states within the framework of existing technical capabilities. With the most recent amendments to the State Broadcasting Treaty, which entered into force in April 2000, cable television networks are obligated to transmit specific programs via digital technology (“must-carry obligation”)as long as the aggregate transmission capacity for these transmissions does not exceed the capacity of four analog television channels. In addition, cable network operators must guarantee that one third of the capacity available in digital technology is used to transmit a diverse selection of programs, including special-interest channels foreign language channels that must be programs in their choice of programs to be retransmitted (“can-carry obligation”). State laws generally provide that the simultaneous retransmission of an unchanged and complete cable television program is not subject to any licensing requirement, but does subject the operator to an obligation to report the retransmission to the relevant state media institution. Failure to comply with this reporting obligation may result in a maximum fine of between approximately €255,000 and approximately €511,000, depending on the German state in which the violation occurs. To date, the state media authorities have not strictly enforced this reporting obligation.

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

     Private cable television and broadband operators are required to observe channel line-up priorities established by the state media institutions under the state media laws with reference to the technical capabilities of the cable television or broadband networks in connection with the retransmission of cable television programs. Channel line-up refers to the order in which the various television and radio programs are fed into the channels of, and retransmitted through, cable television networks. Generally, the channel line-up priority has been established as follows:

•	programs which have been legally prescribed by the state;

•	programs commonly received within the federal state (i.e., those programs which may otherwise be received without additional antennae);

•	programs which may be received locally with the use of additional antennae; and

•	all other programs.

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

     Data Protection. Each of the German Telecommunications Act, the Act on Data Protection in connection with Teleservices and the State Treaty on Media Services contain provisions relating to data protection. In addition, the Federal Act on Data Protection also applies. These laws set forth the rules on how and under what conditions subscribers’ personal data may be collected, processed, used and forwarded to third parties. Each of these activities requires either the subscribers’ consent or a specific authorization in the relevant laws. Another requirement is that personal data may be collected and processed only for specific purposes, which must be disclosed to the subscribers including the scope and the manner of processing data.

     e-Commerce. In December 2001, the German Parliament adopted a new act on electronic commerce. The act consists of various amendments to the current Teleservices Act, the Act on Data Protection in connection with Teleservices and the Act on Civil Procedure and seeks to harmonize these acts with the provisions of the European Union e-Commerce Directive.

     On January 1, 2002 the German Civil Code was amended. Under the so-called update of the obligation law (“Schuldrechtsmodernisierungsgesetz”) new rules were established, especially for the contract law in order to protect the customer. Therefore all German enterprises were forced to revise their general provisions no later than December 31, 2002. We have incorporated our new general provisions in time with effect of January 1, 2003

     Regulation in The Netherlands

     Telecommunications and media services. The following regulatory regime in The Netherlands applies to telecommunications and media services.

•	Regulatory framework. The liberalization of the Dutch telecommunications and cable television sector has generally proceeded at a quicker pace than required by the European Union directives. The Dutch Telecommunications Act took effect, with the exception of a few provisions, in December 1998 and further liberalized these sectors. The Dutch Telecommunications Act governs, among other things, the installation and operation of public telecommunications networks, which include cable television networks, and the provision of telecommunications services, including the provision of telephone and Internet/data services. The provision of media services through the cable television network, and more specifically content, is regulated primarily by the Dutch Media Act, as amended, and the Media Decree. The most important term in the Media Act is “program”, defined as an electronic product containing images or sound, meant to be broadcast to and designated to be received by the general audience or a part thereof, except for data

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

•	Registration. The Dutch Telecommunications Act does not require a license for the installation, maintenance or operation of a cable network. Cable network operators need only to register with OPTA. The registration does not give an operator any exclusive right. Any registered person may install, maintain and operate a cable network alongside an existing one. The Dutch Telecommunications Act gives cable network operators and providers of other public telecommunications networks, under a number of conditions and restrictions, rights of way to install and maintain the network concerned, which are identical to those previously exclusively enjoyed by KPN, the incumbent telecommunications operator in The Netherlands.

•	Ownership issues. The Dutch Telecommunications Act provides that the ownership of cables that have been installed in public and/or private grounds and are intended to be used for a public telecommunications network or a cable television network is retained by the provider of the public telecommunications network or cable television network concerned. This provision is necessary because, as a general rule under the Dutch Civil Code, the cables would, by accession, become part of the grounds in which they are installed and the owner of the grounds concerned would own the cables.

•	Programming. Pursuant to the Dutch Telecommunications Act and the Media Act, a cable television network provider must transmit to all its subscribers at least 15 programs for television and at least 25 programs for radio, called the basic package, including approximately seven television and nine radio mandatory channels. The Media Authority may grant a total or partial exemption from these obligations if the provider does not have significant market power in its area of coverage. The Media Authority may grant an exemption from the obligation to transmit specified programs if the financial burden on the provider would be unreasonably high.

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

•	Program council. Each municipality has to establish a program council, which is an independent authority and provides the cable network operator with advice concerning the 15 television programs and 25 radio programs in its basic package. The cable operator is only allowed to deviate from the advice in a limited number of onerous circumstances. The cable network operator may ask the program council for non-binding advice concerning the programs distributed outside the scope of the basic package. When several cable networks are connected and, in principal, function as one cable network, a joint program council may be established.

•	Monitoring media concentrations. The Dutch government recently assigned the Media Authority a monitoring task with regard to, among other things, media concentrations. The Media Authority has to report on an annual basis on issues like vertical concentrations between content producers, content providers and rights owners. Special focus will be on sports and movie rights. The report may authorize the Dutch Independent Telecommunications Authority and/or the Dutch Competition Authority to take appropriate measures in this regard.

•	Network access service providers. The Dutch government has presented a policy memorandum (Kabel en consument: marktwerking en digitalisering) in which it is stated that the government will encourage competition in the near future between several types of telecommunication infrastructures and competition on existing cable infrastructures. Existing cable operators will have to allow third-party service providers (e.g., Internet access providers) to offer services to end users via their existing cable networks. This implies, when the proposals are agreed upon, we would have to offer third parties access to our networks in The Netherlands. Existing competition regulation and the EU Open Network Provision directives, or ONP, will be similarly applied to cable infrastructures. Following the presentation of the policy memorandum, a proposed bill was presented that formalizes the guidelines contained in the policy memorandum. In connection with the bill, the Dutch competition authority and OPTA issued a joint consultation on the Internet market. The preliminary conclusion of the consultation is that there is a separate market for broadband Internet access and/or Internet network access. Depending on the outcome of the consultation and/or the wording of the new bill, OPTA may be authorized to impose obligations pursuant to the ONP regulation. However, these obligations would not be imposed in an “emerging market”.

•	Network access program providers. In addition to the guidelines in the proposed policy memorandum, OPTA will be authorized to require designated cable network operators to provide transport capacity to program providers. The proposed bill also appears to regulate services that are closely linked with the program for which access is requested.

•	Price regulation. The Media Act authorizes the competent minister to set maximum price levels for basic tier services. This authority has not, however, been exercised in The Netherlands. Furthermore, often the municipality contracts regulate the maximum subscription price for the duration of their contracts with Multikabel.

     Telephony and Internet/data services. The following regulatory regime applies to telephony and Internet/data services.

•	Regulation framework. Until recently, the fixed telecommunications infrastructure was a statutory monopoly of KPN. As described above, the Dutch telecommunications sector has been liberalized in advance of and in accordance with European Union telecommunications policy and cable television networks may now be used for the provision of all telecommunications services. Number portability was introduced in The Netherlands in 1999.

•	Interconnection. The Dutch Telecommunications Act generally implements European Union telecommunications policy on interconnection.

•	Price regulation. While telephony services offered by a cable company are not currently subject to price regulation, the prices of its competitor, KPN, are. OPTA indicated that KPN should reduce its end-user tariffs in accordance with principles of cost orientation as set forth by OPTA during 1999. In September 1999, OPTA introduced its new price cap mechanism, deciding that KPN was to reduce a basket of its nominal end user rates (not including international rates) by 5.3% per year for the next three years. KPN may adjust its resulting rates for inflation, which must lead to a net decrease of at least 3.3% in the first year. The fact that KPN’s end-user tariffs for all of its basic telephony services (with the exception of international calls, but including ISDN) must be cost orientated may have a negative effect on cable companies’ ability to compete.

In a decision on June 29, 2001, OPTA determined the tariffs KPN may charge for interconnection with its fixed telephony network in the period between July 1, 2001 through June 30, 2002. Some rates were decreased and others were increased or were further broken down into cost components. The overall impact of these changes on the costs for cable companies to interconnect with KPN is uncertain.

•	Internet/data services. Under the Dutch Telecommunications Act, Internet/data services are regulated as public telecommunications services. As such, our Dutch operating systems will have to register with OPTA as providers of public telecommunications services and/or networks and our prices for these services are not regulated.

     e-Commerce. The following regulatory regime applies to e-Commerce in The Netherlands

•	Copyright and related rights Directive. The European Union Directive on copyright and related rights in the information society and the amended proposal of May 1999 intend to ensure and harmonize a high level of copyright protection for creators of copyright protected works and related entities throughout the European Union with respect to the transferability of copyright protected works. The Copyright Directive will have particular importance for all e-commerce. The Copyright Directive develops further the exclusive distribution rights of copyright owners. It also creates some exemptions from these exclusive distribution rights, such as by distinguishing between digital and analog as well as temporary and permanent copies and by granting some privileges for private use, research and scientific purposes and public education. Further, the Copyright Directive addresses the legal protection of technical facilities for the protection of copyright works. The Copyright Directive envisions an implementation into the national laws of the Member States by December 31, 2001.

•	e-commerce Directive. The recently adopted e-Commerce Directive on legal aspects of information society services, and in particular electronic commerce in the internal market, determines some of the essential legal parameters for the development and operation of e-commerce in the internal market. The Member States have to implement the Directive into national legislation before January 17, 2002. The e-Commerce Directive is not yet a part of national law and the Dutch government has not yet prepared legislation to implement the e-Commerce Directive.

•	Distance Contracts Directive. The Distance Contracts Directive sets out the legal framework for consumer protection in some fields of e-commerce (excluding, among others, financial services, telecommunications services, transportation services and others). Consumer protection, as regulated by the Distance Contracts Directive, will be of relevance for direct and indirect e-commerce transactions, in particular business-to-consumer transactions. Any vendor engaging in business-to-consumer transactions in the European Union must make sure that the Vendor’s business is operated in conformity with the minimum requirements of the Distance Contracts Directive, unless member states set out higher legal thresholds with regard to business-to-consumer transactions when implementing the Distance Contracts Directive. In The Netherlands, no higher standards from those in the Distance Contracts Directive, which was implemented by act of December 21, 2000, were included in the Dutch Civil Code. The Netherlands is in the process of implementing the Distance Contracts Directive in the Dutch Civil Code. Germany did so on June 27, 2000. The Distance Contracts Directive applies to each contract negotiated at a distance between a professional business and a consumer and involving the use of one or more means of distance communication. The various means of communication have to be used as part of an organized distance sales or service provision scheme not involving the simultaneous presence of the supplier and the consumer. The aim of the Distance Contracts Directive is to ensure that the means of distance communication are not used to reduce the amount of information provided to the consumer. Accordingly, the Distance Contracts Directive determines the information that is required to be sent to the consumer prior to the conclusion of an agreement or, ultimately, during the performance of the contract or at the time of delivery of the goods. The Distance Contracts Directive expressly states that the consumer may not waive the rights conferred on him by the enactment of this directive into national law.

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

     In February 2002, the European Parliament adopted a “New Regulatory Framework”, consisting of four Directives (Framework, Access and Interconnection, Authorization and Universal Service). This new framework, which also applies to cable television networks, attempts to decrease national variations in regulations and licensing systems and further increase market competition by harmonization of licensing procedures, reduction of administrative fees, providing for easier access and interconnection, and reduction of regulatory burdens for telecommunications companies. The member states will have to implement the new regulatory framework within 15 months after the implementation of the directives. We believe that we will benefit from a simpler and more coherent regulatory regime for all of our services in both The Netherlands and Germany.

     Video services—Conditional access. In order to enable further competition in pay television services and accelerated development of advanced television services, the Council of the European Union and the European Parliament passed the Advanced Television Standards Directive in 1995, which requires member states to regulate the offering of conditional access systems, such as program decoders used for the expanded basic tier services offered by many of our operating companies. Providers of conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other television service providers, such as broadcasters. This obligation is carried forward in the new Access and Interconnection Directive and adapted to recent technological developments.

     Regulation of the Internet and e-commerce. In June 2000, the European Parliament and Council adopted a directive on a number of legal aspects of information society services, in particular electronic-commerce, within the European Union, known as the e-Commerce Directive. The purpose of the e-Commerce Directive is to ensure the free movement of information society services within the European Union. To achieve this purpose, the e-Commerce Directive contains provisions regarding jurisdictional matters, authorization of information society services, the scope of information to be provided within the framework of information society service, the conclusion of contracts by electronic means and the liability of service providers. As the provision of Internet access, e-commerce, video-on-demand services, and, in particular, the selling of goods on-line qualify as information society services, the e-Commerce Directive will also have an impact on our business. To harmonize the member states’ approach to jurisdictional issues, the e-Commerce Directive introduced the rule of the home country of the information service provider. This means that in the so-called coordinated field, a service provider is subject only to the rules and regulations set by its home country. The coordinated field concerns requirements that apply to the taking up of the activity and the pursuit of the activity of a provider of information society services, including the service provider’s liability. However, because of the many exceptions to the rule of the home country, we intend to continue to comply with the relevant laws and regulations which are in force in Germany and The Netherlands. The e-Commerce Directive also contains provisions regulating the liability of providers of information society services, i.e., providers of mere conduit, caching and hosting services. These provisions prohibit the member states to impose a general obligation on the providers of mere conduit, caching and hosting services to monitor the information that they transmit. Except for the directive on e-commerce, no other Internet-specific regulations have been issued, to date, at the level of the European Union.

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

     Telephone and Internet/data services

     Liberalization of telecommunications services and infrastructure. A central aim of the liberalization process has been to reduce the monopoly power of the incumbent telecommunications operators in order to introduce competition in the European telecommunications market. Liberalization measures have been adopted under the European Union Treaty’s competition rules and harmonization measures have been put in place through the adoption of Open Network Provision directives, or ONP.

     Cable Television Networks Directive. Following the European Commission’s Services Directive of June 1990, the exclusive rights of incumbent operators to provide telecommunications services were gradually removed so that competing operators and service providers would be entitled to offer all telecommunications services other than public voice telephone. The incumbent telecommunications operators invariably owned the national networks, however, and the lack of an alternative infrastructure to provide these liberalized services operated as a major barrier to entry into the market by competitors. In an effort to overcome this barrier, in October 1995, the European Union introduced the Cable Television Networks Directive, which required member states to remove existing restrictions on the use of cable television networks to provide telecommunications services other than public voice telephony services. As a result, cable television operators became able to use their networks to provide telecommunications services except for public voice telephony. In 1996, the European Commission issued the Full Competition Directive, which required the European Community member states to remove all remaining exclusive rights for the provision of telecommunications services including voice telephony by January 1, 1998. The establishment and provision of telecommunications networks were also liberalized under this directive. As a result of this directive, we may establish and provide telecommunications networks and/or services, including public voice telephone and Internet/data services, through our cable networks, subject to obtaining the necessary licenses and authorizations.

     Under the Cable Television Networks Directive, telecommunications operators that have exclusive rights to provide cable television network infrastructure in a given area and achieve annual revenues in the relevant telecommunications market of more than €50,000,000 must account separately for their telecommunications services and any cable television services. In Germany, under national law, the requirement to separate the accounting for the various telecommunications and cable television operations applies to companies which are, pursuant to the German Competition Act, in a dominant position on any one sub-market within the telecommunications market, including the cable television market. Unlike the European Union Directive, this requirement applies independent from the level of revenues generated on these markets. We will likely qualify as a market player having a dominant position on various cable television markets in Germany and we will likely be required to separate our accounting system into subsystems for each of the cable television operations and other telecommunications operations. The German regulatory authority may also impose guidelines on us as to the details of the accounting separation. In The Netherlands, this requirement applies to all telecommunications operators providing both cable television and other telecommunications services under national law, irrespective of the above-mentioned requirements. Should we achieve the requisite turnover in The Netherlands, we would become subject to these requirements in that country as well.

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

     The new Directive on Access and Interconnection will apply to all forms of electronic communications networks, including cable television networks. This means that, once this new directive is implemented, we will also be subject to the obligation to negotiate and grant access to, and interconnection with, our networks if requested by other authorized communications network operators providing publicly available electronic communications services. Moreover, a national regulatory authority may, under certain conditions, impose obligations on us to grant access to, and use of, specific network elements and associated facilities, inter alia in situations where the national regulatory authority considers that denial of access or unreasonable terms and conditions having a similar effect would hinder the emergence of a sustainable competitive market at the retail level, or would not be in the end-user’s interest. In particular, it will be possible to impose network access obligations on us to the extent that is necessary to ensure accessibility for end-users to digital radio and television broadcasting services.

     Licensing. European Union telecommunications policy has also attempted to harmonize the licensing requirements for the provision of public telecommunications services. As a result of the Licensing Directive, which became effective on December 31, 1997, member states are required to adopt national legislation so that providers of telecommunications service generally require either no authorization or a general authorization which is conditional upon essential requirements, such as the security and integrity of the network’s operation. Licensing conditions and procedures must be objective, transparent and non-discriminatory. Member states may issue individual licenses in some situations. For example, the provision of public voice telephony services and the establishment or provision of public telecommunication networks may be subject to individual licenses. In addition, telecommunications operators with significant market power may be required by member states to hold individual licenses carrying more burdensome conditions than the authorizations held by other providers. Significant market power is typically determined to be 25% or more of the relevant market. License fees can only include administrative costs, except with respect to scarce resources where additional fees are allowed.

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

     Video services

     •     Video services through telecommunications networks. In Germany, the concept of geographic franchise areas does not exist. Most of our operating companies in Germany are one of several operators which may serve customers in a given geographic area. Operators compete for long term service contracts’ with Housing Associations. In The Netherlands, geographic franchises are awarded. As with the telecommunications sector, the cost of building a network to provide television services is a considerable disincentive to potential new entrants in the television services market. Our operating companies may face competition in the long term in their franchise areas from new entrants providing television services through the infrastructure of incumbent telecommunications operators and potential new entrants. In The Netherlands, for example, where there are no restrictions on the use of telecommunications infrastructure for the provision of cable television services, the incumbent telecommunications operator is testing whether it will be able to provide television services through its fixed networks.

     •     Conditional access. In order to enable further competition in pay television services and accelerated development of advanced television services, the EU Council and Parliament passed the Advanced Television Standards Directive in 1995, which requires member states to regulate the offering of conditional access systems, such as program decoders used for the expanded basic tier services offered by many of our operating companies. Providers of such conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other television service providers, such as broadcasters. This obligation is carried forward in the new Access and Interconnection Directive.

     •     Broadcasting. The Television Without Frontiers Directive adopted in October 1989 and amended in June 1997, is intended to introduce freedom of broadcasting in the European Union. Generally, broadcasts emanating from and intended for reception within a country have to respect the laws of that country. Under the directive, EC member states are required to allow broadcast signal of broadcasters in other member states to be freely transmitted within their territory so long as the broadcaster complies with the law of the originating, member state. The directive also establishes quotas for the transmission of programming produced in Europe and programs made by European producers who are independent of broadcasters. Television advertising and sponsorship in member states must comply with specific minimum rules and standards, although member states may set more detailed and stricter rules for some matters.

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

     A change to the Convention, or the Amendment, was agreed by parties to the Convention in October 1998, but it will not enter into force until its acceptance by France. The Amendment will bring the Convention into conformity with the Television Without Frontiers Directive’s establishment test, providing that a broadcaster should be regulated primarily by the authorities in the member country in which the broadcaster is established. Additionally, the Amendment would provide that when a broadcaster’s channel is wholly, or principally, directed at a country other than where it is established, for the purpose of evading the laws of that country in the areas covered by the Convention, the broadcaster would become subject to the laws of the country of reception. The Amendment allows parties to the Convention to designate that some important events (e.g. major sporting events) cannot be broadcast exclusively by a single television station so as to deprive a large proportion of the public of that member country from seeing the event live or on a deferred coverage basis on free-to-air television.

     C.     Organizational Structure

     The following is a list of our significant subsidiaries and our proportion of ownership interest in each subsidiary:

% of Ownership

Organized under the laws of Germany
PrimaCom Verwaltungs GmbH	100.0
PrimaCom Management GmbH	100.0
PrimaCom Network & Operations GmbH	100.0
PrimaCom Region Dresden GmbH	100.0
PrimaCom Region Dresden GmbH & Co. KG	100.0
Zweite Kabelvision Management Beteiligungs GmbH & Co. KG(1)	100.0
PrimaCom Angelbachtal GmbH	100.0
PrimaCom Angelbachtal GmbH & Co. KG	100.0
PrimaCom Südwest I GmbH	100.0
PrimaCom Südwest I GmbH & Co. KG	100.0
PrimaCom Region Magdeburg GmbH & Co. KG	100.0
PrimaCom Region Wiesbaden GmbH	100.0
PrimaCom Aachen GmbH	100.0
PrimaCom Kabelprojekt GmbH	100.0
PrimaCom Region Südwest II GmbH	100.0
PrimaCom Projektmanagement GmbH & Co. KG	100.0
PrimaCom Region Leipzig GmbH & Co. KG(2)	100.0
PrimaCom Region Berlin GmbH & Co. KG	100.0
PrimaCom Osnabrück Beteiligungs-GmbH	76.0
PrimaCom Osnabrück GmbH & Co. KG	99.9
PrimaCom Nord GmbH	100.0
PrimaCom Projektmanagement Verwaltungs GmbH	100.0
KabelMedia Erste Fernsehkabelbeteiligungs Verwaltungs GmbH	100.0
KabelMedia Erste Fernsehkabelbeteiligungs GmbH & Co. KG	100.0
PrimaCom Berlin GmbH	100.0
Kabel-Fernsehen Leipzig Verwaltungs GmbH(3)	100.0
PrimaCom Region Schwerin GmbH & Co. KG	100.0
PrimaCom Region Magdeburg GmbH	100.0
PrimaCom Schwerin GmbH	100.0
RFH Regionalfernsehen Harz Verwaltungs-GmbH	100.0
RFH Regionalfernsehen Harz GmbH & Co. KG	100.0
PrimaCom Mettlach GmbH & Co. KG	100.0
PrimaCom Nettetal GmbH & Co. KG	100.0
PrimaCom Stormarn GmbH & Co. KG	100.0
PrimaCom Verl GmbH & Co. KG	100.0
PrimaCom Hessen GmbH	100.0
PrimaCom Marketing & Development GmbH	100.0
PrimaCom Kabelbetriebsverwaltungsgesellschaft mbH	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Hoyerswerda	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Leipzig	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Plauen	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Berlin	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Südwest	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Nordwest	100.0
KABELCOM Halberstadt Gesellschaft für Breitbandkabel-Kommunikation mbH	72.6

% of Ownership

Decimus Beteiligungs- und Verwaltungsgesellschaft mbH	100.0
PrimaCom Rheinland-Pfalz GmbH	100.0
PrimaCom Niedersachsen GmbH	100.0
Telekommunikationsgesellschaft mbH — TKG Eisenhüttenstadt	100.0
TV Halle Fernsehgesellschaft mbH	25.0
MDF.1 Lokales Fernsehen Magdeburg GmbH	24.5
primaTV broadcasting GmbH(4)	100.0

% of Ownership

Organized under the law of The Netherlands
PrimaCom Netherlands Holding B.V.	100.0
N.V. Multikabel	99.9
Communikabel Holding B.V.	99.9
Noord-Holland Digitaal B.V.	99.9
Mediakabel B.V.	15.7
Educatief Net B.V.	5.1
Communikabel N.V.	99.9
QuickNet B.V.	99.9

(1)	pending merger with PrimaCom Region Dresden GmbH & Co. KG as of January 10.2001

(2)	pending merger with PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Leipzig as of December 31.2002

(3)	pending merger with PrimaCom Management GmbH as of December 31 2002

(4)	ownership hold by trustee

D. Property and Equipment

     In connection with the operation of our cable networks in Germany, we own or lease property for signal reception sites (antenna towers and head-ends) and business offices. Our central operation center is located in Mainz, Germany. We operate our Wiesbaden/Mainz regional network from an office building of approximately 3,000 square meters that we own in Mainz.

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

     Overview

     The following discussion refers to our financial performance for the year ended December 31, 2002 as compared to our financial performance for the year ended December 31, 2001 and our financial performance for the year ended December 31, 2001 as compared to the financial performance for the year ended December 31, 2000. It also contains a discussion of our liquidity and capital resources from January 1, 2002 and for the near future.

     We measure our financial performance in large part with reference to EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before discontinued operations, extraordinary items, cumulative effect of change in accounting principle, equity earnings (loss) in affiliate minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to share options and plus debt refinancing expenses. Other participants in the cable and broadband industries also use EBITDA and adjusted EBITDA, defined in a similar but often not exactly comparable manner, as measures of performance. We believe that EBITDA and adjusted EBITDA are useful supplements to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because they are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity and because the senior secured credit facility requires us to meet financial tests measured by EBITDA and adjusted EBITDA. However, because these terms may not be defined by these other companies in exactly the same way as defined by us or may reflect different adjustments, analysis and comparison of these measures may be difficult. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of its financial performance or as alternatives to cash flow from operating activities as measures of its liquidity. We include in this report a reconciliation of both EBITDA and adjusted EBITDA to U.S. GAAP measures. We have historically maintained positive EBITDA and adjusted EBITDA and expect to further grow those measures in the future.

     Significant Accounting Policies: The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions (see Note 2 of the notes to the consolidated financial statements). We believe the following significant accounting policies involve the most significant judgment and estimates used in the preparation of our consolidated financial statements.

     Impairment of property and equipment and intangible assets: In order to assess impairment of property and equipment and intangible assets under U.S. GAAP, we apply Statement Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. If management has concluded that impairment indicators exist, we test for impairment by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist and an impairment charge will be measured and recorded. An impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. During 2002, we recorded an impairment charge of €12,944,000 related to cable network assets in our German segment compared to €7,654,000 related goodwill in the German segment during 2001. In 2001, the Company applied the requirements of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of”, to test for impairment.

     The identification of impairment indicators, the estimation of future cash flows and the determination of fair values for assets or groups of assets requires management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and applicable discount rates. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. In calculating fair value based on discounted cash flows, the Company makes significant estimates regarding the number of years of future cash flows, discount rates, and revenues, costs, and expenses in future periods. The number of years of future cash flows was based on the remaining useful life of the underlying assets, discount rates were determined based on relevant market data and revenues, costs and expenses were based on the Company’s business plan.

     Goodwill: In order to assess impairment of goodwill under U.S. GAAP, we apply SFAS No. 142, Goodwill and Other Intangibles, which we adopted on January 1, 2002. SFAS 142, requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized, but rather is tested annually for impairment or more frequently if events and circumstances indicate that the goodwill might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

     In 2002, we were required to perform two impairment tests of goodwill. The first impairment test performed as of January 1, 2002 indicated that goodwill was not impaired. The second impairment test performed as of October 1, 2002, also indicated goodwill was not impaired.

     In performing the impairment tests, the Company calculated the fair value of goodwill based on estimated discounted cash flows, which requires management to make significant judgments concerning the expected cash flows and applicable discount rates. If actual results differ from these estimates, or if we adjust these estimates in future periods, operating results could be significantly affected. In calculating fair value based on discounted cash flows, the Company makes significant estimates regarding the number of years of future cash flows, discount rates, and revenues, costs, and expenses in future periods. The number of years of future cash flows and discount rates were determined based on relevant market data and revenues, costs and expenses were based on the Company’s business plan.

     Deferred Taxes: Under U.S. GAAP, deferred taxes are recorded for temporary differences, including the future tax benefit of net operating loss carryforwards. In addition, under U.S. GAAP, we record a valuation allowance to reduce our net deferred tax assets to the amount that will more likely than not be realized. We have considered, for U.S. GAAP purposes, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize our deferred tax asset in the future in excess of their recorded amounts, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Similarly, should we determine that it would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to expense in the period such determination was made. The evaluation of net deferred tax assets requires considerable management judgment.

     Years ended December 31, 2002 and 2001

     Revenues. Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees related to our basic analog cable television service and high speed Internet access. Revenue also includes monthly subscription fees and to a lesser extent installation and connection fees related to our digital television service, which in turn includes revenue from both near-video and video-on-demand services. We also earn monthly subscription fees for data communication services provided to small-and medium-sized businesses and schools in The Netherlands. Other notable sources of revenue include signal delivery fees charged to other cable television operators for delivery of signal to their networks and carriage fees paid by program producers for the distribution of their programs to our customers.

     Revenues increased by 10.0% from €165,496,000 in 2001 to €182,042,000 in 2002. The primary factors which impacted revenue growth in 2001 were the acquisition of QuickNet in The Netherlands in July 2001 and several small networks in Germany in 2001, the increases of Internet services and rate increases for basic analog cable television service.

	2001	2002

Homes passed by coaxial 450 MHz networks	1,404,049	1,409,934
Analog cable television subscribers served by 450 MHz	904,452	915,026
Homes passed by fiber	560,819	568,024
Ready-for-service homes 862 MHz networks	440,883	457,088
Analog cable television subscribers served by 862 MHz	400,042	390,743
Digital television subscribers	11,875	11,628
Internet subscribers	34,078	53,545
Data communication subscribers	788	832

Total revenue generating units	1,351,235	1,371,774

     For the year ended December 31, 2001, Multikabel contributed €45,168,000 to our revenues. For the year ended December 31, 2002, Multikabel made a contribution to revenues of €60,451,000. Increases in basic cable television rates and customers, high-speed Internet access rates and customers, data communication customers and other revenue account for the growth in Multikabel’s revenues. In Germany, we increased revenues by 1.0% from €120,328,000 in 2001 to €121,591,000 in 2002. Rate increases account for the small growth in Germany.

     In relation to product segmentation, revenues contributed by our basic analog cable television product increased by 3.3% from €145,440,000 in 2001 to €150,242,000 in 2002. Multikabel contributed €33,510,000 of analog cable television revenues in 2002 compared to €31,018,000 in 2001. The organic growth was derived from a small increase in average analog cable television subscribers of 5,493 from 300,852 in 2001 to 306,345 in 2002 and an increase in average revenue per subscriber from €8.60 to €9.20. Revenues derived from basic analog cable television in Germany increased by 2.0% from €114,422,000 to €116,732,000. Increased monthly average revenues per subscriber from €9.46 in 2001 to €9.73 in 2002 accounts for the growth in analog revenues. We expect the number of subscribers taking the basic analog cable television service to remain stable over the coming years in The Netherlands and Germany. Significant increases would only result from acquisitions in Germany and/or The Netherlands, which we do not anticipate due to our financial constraints. We expect to achieve single digit revenue growth through increasing rates for the service to coincide with inflation or improvements in the product offering.

     Revenues from high-speed Internet access services increased from €6,755,000 in 2001 to €19,128,000 in 2002. The primarily factors responsible for the increase were the inclusion of Multikabel’s Internet subsidiary QuickNet for a full year (acquired in July 2001) and increases in the number of subscribers taking the service as well as rates charged for the service.

     For the year ended 2001 Multikabel contributed €5,732,000 of high-speed Internet access revenues compared to €17,711,000 in 2002. Strong growth in the subscriber base for this product also made a significant contribution. Total high-speed residential Internet subscribers in The Netherlands increased by 74.7% from 27,687 at December 31, 2001 to 48,917 at December 31, 2002. Penetration of high-speed Internet access customers from ready-for-service homes increased from 8.7% in 2001 to 15.0% in 2002. The other significant contributor to revenue growth from the high-speed Internet access service in Multikabel was the increase in average monthly revenue per subscriber from €22.41 in 2001 to €39.21 in 2002. The primary factor responsible for this increase was the acquisition of QuickNet. Prior to July 1, 2001 QuickNet provided high-speed Internet access services to our customers through an affiliation agreement. Under the terms of this agreement, QuickNet directly served the high-speed Internet customers and paid Multikabel approximately €8.50 per customer for the customers QuickNet served on our network. After our acquisition of QuickNet on July 1, 2001, the affiliation agreement was cancelled and Multikabel began to serve these customers directly. In addition to this structural change, we were also able to increase the monthly rates for the high-speed Internet service.

     In Germany, revenues contributed from the high-speed Internet access service increased by 38.5% from €1,023,000 in 2001 to €1,417,000 in 2002. The primary factor was our increase in average customers provided with high-speed Internet. At December 31, 2001, we served 6,391 Internet customers, which consisted of 3,368 high-speed Internet customers and 3,023 dial-up customers compared to 4,628 high-speed Internet customers at December 31, 2002. The reduction in total internet customers was due to the closure of our dial up business, which significantly reduced our cost structure, and enabled us to focus our resources during the period on our broadband internet product line. Penetration of high-speed Internet access customers from ready-for-service homes increased from 2.7% at December 31, 2001 to 3.7% at December 31, 2002.

     We expect high-speed Internet access subscribers and therefore penetration to ready-for-service homes to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average monthly revenue per subscriber is expected to remain close to the current level. Revenue growth from this sector should therefore remain strong over the next two to five years.

     Digital television revenues increased from €941,000 in 2001 to €1,270,000 in 2002. Multikabel contributed digital television revenues of €557,000 for 2002 compared to €712,000 for the year 2001. At December 31, 2001, Multikabel served 5,102 digital television subscribers, compared to 4,088 at December 31, 2002. The decrease in revenues and subscribers is mainly a result of decreased marketing attention and declining interest from our potential customers, mainly due to the competition from our analog packages. We do not expect a substantial growth in the digital television revenues in the near future, although we still believe in the migration from analog towards digital. In Germany, revenue from digital television increased from €229,000 in 2001 to €713,000 in 2002. An increase in subscribers from 6,773 at December 31, 2001 to 7,540 at December 31, 2002 accounts for the growth. The average monthly revenue per digital subscriber in Germany was €8.06 for 2002 compared to €6.24 for 2001. At December 31, 2002 the penetration rate for digital subscribers to ready-for-service homes was 6.0%. The growth in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

     In The Netherlands, we receive revenues for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served approximately 192 small-and medium-sized businesses and 580 schools at the end of 2001, which contributed €3,559,000 of revenue for the year ended December 31, 2001. At year end 2002, Multikabel served 221 small- and medium- sized businesses and 611 schools, which contributed €4,770,000 to revenue in 2002. We supply 100% of the schools. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. Throughout 2002, we faced some development pressures due to the economic circumstances in the business market. In the last quarter of 2002 we faced some positive developments and the number of quotations and orders grew. We expect this product offering to continue to grow at good rates for the next few years as our penetration in the market of small- and medium-sized business increases.

     Other revenues decreased by €2,169,000 from €8,801,000 in 2001 to €6,632,000 in 2002. Other revenue includes signal delivery fees charged to other cable television operators for delivery of signal to their networks which increased from €196,000 in 2001 to €246,000 in 2002. Carriage fees charged to programmers for the distribution of their programs decreased from €1,904,000 in 2001 to €1,672,000 in 2002. Miscellaneous revenue, which is made up of several items, decreased from €6,700,000 in 2001 to €4,714,000 in 2002.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total

	2001	2002	2001	2002	2001	2002

Revenues (€ in thousands)
Analog	114,422	116,732	31,018	33,510	145,440	150,242
Digital	229	713	712	557	941	1,270
Internet	1,023	1,417	5,732	17,711	6,755	19,128
Other	4,654	2,729	7,706	8,673	12,360	11,402

	120,328	121,591	45,168	60,451	165,496	182,042

Average subscribers
Analog	1,007,946	999,284	300,562	303,568	1,308,508	1,302,852
Digital	3,058	7,373	4,665	4,494	7,723	11,867
Internet	5,971	6,134	21,315	37,646	27,286	43,780
ARPU (in €)
Analog	9.46	9.73	8.60	9.20	9.26	9.61
Digital	6.24	8.06	12.72	10.33	10.15	8.92
Internet	14.28	19.25	22.41	39.21	20.63	36.41

     Operations. Operations primarily include signal delivery fees paid to Kabel Deutschland and private successor network operators in Germany which now include Kabel Deutschland for city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relates to the repair and maintenance of our networks and other repair and maintenance expenses relating to our networks. Operating costs increased by 9.7% from €44,195,000 in 2001 to €48,460,000 in 2002. The primary factor responsible for the increase is the growth of the activities in The Netherlands, including the QuickNet acquisition in July 2001, which incurred operating costs of approximately €14,935,000 in 2002 compared to €11,605,000 in 2001. In our German operations, operating costs increased by 2.9% from €32,590,000 in 2001 to €33,525,000 in 2002. The increases in signal delivery fees and repair and maintenance costs were the primary reasons for this increase.

     In total, operating costs directly associated with digital television, high-speed Internet access and data communications services were approximately €10,931,000 in 2002 compared to €6,486,000 in 2001. Operating costs associated with analog cable television were approximately €37,529,000 in 2002 compared to €37,709,000 in 2001. As a percentage of revenues, operating costs decreased slightly from 26.7% in 2001 to 26.6% in 2002.

     Selling, general and administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses increased by 3.9% from €37,630,000 in 2001 to €39,101,000 in 2002. In the year ended December 31, 2002, selling, general and administrative expenses related to Multikabel was €12,809,000 compared to €9,900,000 for 2001. In our German operations, selling, general and administrative expenses decreased by 5.2% from €27,730,000 in 2001 to €26,292,000 in 2002.

     Approximately €13,865,000 or 35.5% of our selling, general and administrative expenses incurred in 2002 are directly related to our digital television and high-speed Internet access businesses compared to €13,688,000 in 2001, the remaining €25,236,000 of selling, general and administrative expenses compared to €23,942,000 in 2001 relate to the analog cable television business in 2002. As a percentage of revenue, selling, general and administrative expenses decreased slightly, from 22.7% in 2001 to 21.5% in 2002. We implemented certain organizational changes in 2002 in order to control our selling, general and administrative expenses. As a result, we expect selling, general and administrative expenses to decrease as a percentage in revenues in the future.

     Corporate Overhead. Corporate overhead consists of personnel expenses of senior management, financial accounting, information technology, product development, licensing fees paid for our billing, subscriber and financial accounting systems, the cost of our corporate office and legal and accounting expenses related to the operation of our corporate office. Non-cash compensation expense related to our stock option plans is also included in corporate overhead.

     Corporate overhead decreased by 13.1% from €14,929,000 in 2001 to €12,976,000 in 2002. Non-cash compensation expenses associated with our stock option plan decreased from €3,853,000 in 2001 to €1,377,000 in 2002. The primary factor responsible for the decline was the expiration of the vesting period of options issued at the IPO in February 1999 and a reduction in personnel and associated options. In aggregate, non-cash compensation expense accounted for 10.6% of total corporate overhead in 2002. Excluding the charge for non-cash compensation expenses, corporate overhead increased by €523,000 from €11,076,000 in 2001 to €11,599,000 in 2002. As a percentage of revenue, corporate overhead declined from 9.0% in 2001 to 7.1% in 2002. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and, therefore, we expect corporate overhead as a percentage of revenues to continue to decline.

     Debt refinancing. Debt refinancing was €2,432,000 in 2002 and relates to advisory fees and legal expenses incurred in connection with the conversion of the working capital facility into the convertible second secured loan agreement.

     Depreciation and amortization. Depreciation and amortization decreased by 18.9% from €118,360,000 in 2001 to €95,943,000 in 2002 primarily due to the new rules on accounting for goodwill and other intangible assets. Under the new rules beginning on January 1, 2002, goodwill is no longer amortized but is subject to annual impairment testing. In 2002, we wrote-down in accordance with SFAS No. 144 our long-lived assets to fair value by €12,944,000, which is included in depreciation expense. In 2001, we wrote-down in accordance with SFAS No. 121, goodwill to fair value by €7,654,000, which is included in amortization expense.

     Operating loss. Operating loss decreased by €32,748,000 from €49,618,000 in 2001 to €16,870,000 in 2002. The primary factors were the reduction in non-cash compensation expenses related to our stock option plan and the improved operating performance, which is primarily attributed to the high-speed Internet access sector. Our digital television and high-speed Internet access business segments contributed approximately €25,362,000 of revenues and approximately €24,796,000 of costs and expenses in 2002, compared to €11,255,000 of revenues and €20,174,000 of costs and expenses, respectively, in 2001. Consequently these new services contributed and will contribute on a growing degree positive EBITDA to our financial results.

     Interest expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of debt issuance fees paid to obtain borrowings.

     In total, average indebtedness increased from €797,011,000 in 2001 to €885,511,000 in 2002. The primary factors responsible for the increase in average indebtedness were the payment of financing fees, increased interest expenses related to the cash and the non-cash interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investments in selective upgrades of our networks in Germany. Interest expense increased by €46,653,000 or 74.3% from €62,768,000 in 2001 to €109,421,000 in 2002. The primary factors responsible for the increase were the write-off of approximately €12,264,000 of capitalized finance fees associated with the reduction of the €1.0 billion revolving credit facility commitment by €375.0 million and the increased interest expense associated with the €375.0 million convertible second secured credit facility. The non-cash interest expense due to the decrease in the fair value of our interest rate caps and collars during 2002 was €860,000 compared to an expense of €2,906,000 in 2001.

     The average amount outstanding under the revolving credit agreement decreased from approximately €780,471,000 in 2001 to €559,501,000 in 2002, primarily as a result of the repayment funded with borrowings under the convertible second secured facility. The average cash interest rate on the revolving credit bank borrowings decreased from 6.90% in 2001 to 5.70% in 2002.

     The convertible second secured bank facility, which was entered into on March 26, 2002 had an initial borrowing of €375.0 million. The accrued non-cash interest was €31,079,000 at December 31, 2002. The average outstanding balance between March 26, 2002 and December 31, 2002 was €390,463,000. There were no borrowings under this facility in 2001. The average interest rate on the convertible second secured borrowings was 18.3% during the period from March 26, 2002 through December 31, 2002. Interest expense includes non-cash write-off of capitalized finance fees and related advisory fees of €12,264,000 related to the modification of the €1.0 billion revolving credit facility. Interest expense also includes non-cash amortization of other capitalized finance and legal fees of €6,821,000 and non-cash interest expense on the convertible second secured borrowings of €31,079,000.

     Other income (expense). Early in 2002, we agreed to sell our remaining investment in MainzKom, a local city carrier in the city of Mainz. At December 31, 2001, we wrote-down €1,452,000 of the equity investment and related note receivable to net realizable value based on the subsequent sale of the investment and forgiveness of debt in 2002. In 2001, the Company wrote-off capitalized costs of €4,938,000 related to the unsuccessful merger with UPC Germany and the cancelled high-yield note offering. In addition, we recorded other income of €741,000 in 2001 relating to a partial recovery on a third party note which originated from the sale of certain non-strategic cable television subscribers in 1998. In 2002, we wrote-off capitalized costs and expenses related to non-operating business of €993,000.

     Loss from continuing operations before income taxes and other items. Loss from operations before income taxes and other items increased by €9,249,000 from €118,035,000 in 2001 to €127,284,000 in 2002 for the reasons discussed in the above sections.

     Income tax benefit (expense). Income tax expense of €10,980,000 was recorded in 2002 compared to an income tax benefit of €15,381,000 in 2001, primarily related to additional valuation allowances related to the net deferred tax assets in Germany.

     Equity loss in affiliates. Equity loss in affiliates of €420,000 represents our share of the 2001 losses recorded by MainzKom.

     Loss from operations before extraordinary loss and cumulative effect of change in accounting principles. Loss from operations before extraordinary loss and cumulative effect of changes in accounting principle increased from €103,162,000 in 2001 to €138,327,000 in 2002 for the reasons discussed in the above sections.

     Cumulative effect of change in accounting principle. In January 2001, the Company recorded a charge of €946,000 to cumulative effect of change in accounting principle upon the adoption of SFAS 133, Accounting for Derivatives and Hedging Activities.

     Net loss. Net loss increased from €104,108,000 in 2001 to €138,327,000 in 2002. The primary factor for the increase in the net loss was the increase in non-cash depreciation and amortization coupled with the increase in interest expense which exceeds the increase in results from operations. We expect the future loss to decline as a result of continued improvement in our analog cable and broadband products and services.

     EBITDA/Adjusted EBITDA. In addition to other measurements, some of which are reflected in its statement of operations data, we measure our financial performance by EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options plus debt refinancing expenses. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased from €68,742,000 for 2001 to €79,073,000 for 2002, primarily as a result of the positive contribution of high-speed Internet access services compared to the negative impact in the year 2001. Adjusted EBITDA increased from €72,595,000 in 2001 to €82,882,000 in 2002.

As a percent of revenue, EBITDA and adjusted EBITDA improved from 41.6% and 43.9% in 2001 to 43.4% and 45.5% in 2002 respectively. It is the Company’s goal to continue to grow its EBITDA and adjusted EBITDA while preserving its margins in The Netherlands and further improving them in Germany its margins.

     Years ended December 31, 2001 and 2000

     Revenues. Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees related to our basic analog cable television service. Revenue also includes monthly subscription fees and to a lesser extent installation and connection fees related to our high speed Internet access service and digital television service, which in turn includes revenue from both near-video and video-on-demand services. We also earn monthly subscription fees for data communication services provided to small-and medium-sized businesses and schools in The Netherlands. Other sources of revenue include signal delivery fees charged to other cable television operators for delivery of signal to their networks, carriage fees paid by program producers for the distribution of their programs to our customers, and other.

     Revenues increased by 33.1% from €124,343,000 in 2000 to €165,496,000 in 2001. The primary factors which impacted revenue growth in 2001 were the acquisition of Multikabel in The Netherlands in September 2000, QuickNet in The Netherlands in July 2001 and several small networks in Germany, the increases of Internet and digital services and rate increases for basic analog cable television service.

	2000	2001

Homes passed by coaxial 450 MHz networks	1,393,870	1,404,049
Analog cable television subscribers served by 450 MHz	908,388	904,452
Homes passed by fiber	523,000	560,819
Ready-for-service homes 862 MHz networks	412,538	440,883
Analog cable television subscribers served by 862 MHz	391,538	400,042
Digital television subscribers	4,570	11,875
Internet subscribers	20,489	34,078
Data communication subscribers	200	788

Total revenue generating subscribers	1,325,185	1,351,235

     We acquired Multikabel on September 18, 2000. For the year ended December 31, 2000, we only included three months of Multikabel’s results of operations beginning October 1, 2000. For the year ended December 31, 2000, Multikabel contributed €8,838,000 to our revenues. For the year ended December 31, 2001, Multikabel made a full year’s contribution to revenues of €45,168,000. For comparative purposes, Multikabel recorded revenue for the entire year ended December 31, 2000 of €33,359,000. Increases in basic cable television rates and customers, high-speed Internet access rates and customers, digital television customers, data communication customers and other revenue account for the growth in Multikabel’s revenues. In Germany, we increased revenues by 4.2% from €115,505,000 in 2000 to €120,328,000 in 2001. Increases in basic cable customers through acquisitions and increases in high-speed Internet access and digital television customers, coupled with rate increases, account for the growth.

     In relation to product segmentation, revenue contributed by our basic analog cable television product increased by 24.4% from €116,880,000 in 2000 to €145,440,000 in 2001. The primary factor responsible for the growth was the inclusion of Multikabel for a full year in 2001. Multikabel contributed €31,018,000 of analog cable television revenue in 2001 compared to €7,268,000 in 2000. For comparison purposes, Multikabel generated €28,658,000 of basic analog cable television revenue for the full year ended December 31, 2000. The organic growth was derived from a small increase in average analog cable television subscribers of approximately 4,314 from 296,538 in 2000 to 300,852 and an increase in average monthly revenue per subscriber from €8.20 to €8.60. Revenue derived from basic analog cable television in Germany increased by 4.4% from €109,612,000 to €114,422,000. An increase in average basic subscribers under management of approximately 51,279 offset a decline in average monthly revenue per subscriber from €9.60 in 2000 to €9.46 in 2001. The increases in average subscribers under management resulted primarily from acquisition of small cable television networks in Germany in 2000 and to a lesser extent in 2001. The decline in average monthly revenue per subscriber was the result of acquiring networks which had lower average revenue per subscriber at the time of acquisition than our other networks.

     Revenue from high-speed Internet access services increased from €745,000 in 2000 to €6,755,000 in 2001. The primarily factors responsible for the increase were the inclusion of Multikabel for a full year, the acquisition of QuickNet on July 1, 2001 and increases in the number of subscribers taking the service and rates charged for the service.

     For the year ended 2000 Multikabel contributed €370,000 of high-speed Internet access revenues compared to €5,732,000 in 2001. For comparison purposes, Multikabel generated €802,000 of high-speed Internet revenues for the full year ended December 31, 2000. Strong growth in the subscriber base for this product also made a significant contribution. Total high-speed Internet subscribers in The Netherlands increased by 85.3% from 14,938 at December 31, 2000 to 27,687 at December 31, 2001. Penetration of high-speed Internet access customers from ready-for-service homes increased from 5.0% in 2000 to 8.7% in 2001. The other significant contributor to revenue growth from the high-speed Internet access service in Multikabel was the increase in average monthly revenue per subscriber from €8.22 in 2000 to €22.41 in 2001. The primary factor responsible for this increase was the acquisition of QuickNet. Prior to July 1, 2001 QuickNet provided high-speed Internet access services to our customers through an affiliation agreement. Under the terms of this agreement, QuickNet directly served the high-speed Internet customers and paid Multikabel approximately €8.50 monthly per customer for the customers QuickNet served on our network. After our acquisition of QuickNet on July 1, 2001, the affiliation agreement was cancelled and Multikabel began to provide services to these customers directly. In addition to this structural change, we were also able to increase the monthly rates for the high-speed service.

     In Germany, revenue contributed from the high-speed Internet access service increased by 172.8% from €375,000 in 2000 to €1,023,000 in 2001. The primary factor was our increase in an average number of customers. At December 31, 2000, we served 5,551 customers (including 4,240 dial-up customers) compared to 6,391 (including 3,023 dial-up customers) at December 31, 2001. Penetration of high-speed Internet access customers from ready-for-service homes increased from 1.1% at December 31, 2000 to 2.7% at December 31, 2001.

     Digital television revenue increased from €103,000 in 2000 to €941,000 in 2001. The increase came primarily from a full year’s contribution of Multikabel in 2001 and significant growth in the subscriber base in The Netherlands and Germany. Multikabel contributed digital television revenue of €87,000 for one quarter of 2000 and €712,000 for the full year 2001. For comparison purposes, Multikabel recorded full year digital television revenues of €116,000 in 2000. At December 31, 2000, Multikabel served 4,230 digital television subscribers, compared to 5,102 at December 31, 2001. A full year’s contribution from these subscribers coupled with subscriber growth and an increase in average monthly revenue per subscriber from €7.15 in 2000 to €12.72 in 2001 account for the strong revenue growth for Multikabel’s digital product. In Germany, revenue from digital television increased from €16,000 in 2000 to €229,000 in 2001. An increase in subscribers from 339 at December 31, 2000 to 6,773 at December 31, 2001 accounts for the growth. The average monthly revenue per digital subscriber in Germany was €6.24 for 2001. At December 31, 2001 the penetration rate for digital subscribers to ready-for-service homes was 5.47%.

     In The Netherlands, we receive revenues for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served approximately 90 small-and medium-sized businesses and 110 schools at the end of 2000, which contributed €424,000 of revenues for the fourth quarter of the year ended December 31, 2000. At year end 2001, Multikabel served 192 small- and medium- sized businesses and 580 schools, which contributed €3,559,000 to revenues in 2001. We serve 100% of the schools. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area.

     Other revenues increased by €2,610,000 from €6,191,000 in 2000 to €8,801,000 in 2001. Other revenues include signal delivery fees which increased from €163,000 in 2000 to €196,000 in 2001. Carriage fees charged to programmers for the distribution of their programs increased to €1,904,000 in 2001 from €393,000 for one quarter in 2000. Miscellaneous revenues, which are made up of several items, increased from €5,635,000 in 2000 to €6,700,000 in 2001. The primary factor responsible for the growth was the inclusion of Multikabel for a full year in 2001.

     Operations. Operations primarily include signal delivery fees paid to Kabel Deutschland and private successor network operators in Germany for city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relate to the repair and maintenance of our networks and other repair and maintenance expenses related to our networks. Operations costs increased by 43.5% from €30,794,000 in 2000 to €44,195,000 in 2001. The primary factor responsible for the increase was the acquisition of Multikabel and QuickNet, which incurred operating costs of approximately €11,605,000 in 2001 compared to €2,130,000 in 2000, which represented only one quarter of Multikabel’s operations from October 1, 2000 to December 31, 2000. For comparative purposes, Multikabel recorded operations costs for the entire year ended December 31, 2000 of €8,443.000. In our German operations, operating costs increased by 13.7% from €28,664,000 in 2000 to €32,590,000 in 2001. The acquisition of small networks in Germany coupled with increases in signal delivery fees, copyright royalties, labor and repair and maintenance costs were the primary reasons for this increase.

     In total, operating costs directly associated with digital television, high-speed Internet access and data communications services were approximately €6,486,000 in 2001 compared to €4,512,000 in 2000. Operating costs associated with analog cable television were approximately €37,709,000 in 2001 compared to €26,282,000 in 2000. As a percentage of revenues, operating costs increased from 24.8% in 2000 to 26.7% in 2001.

     Selling, general and administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses increased by 34.5% from 27,981,000 in 2000 to €37,630,000 in 2001. The primary factor responsible for the increase was the inclusion of Multikabel’s results for a full year in 2001 compared to one quarter in 2000, and the acquisition of QuickNet on July 1, 2001. In the year ended December 31, 2001 we recorded selling, general and administrative expenses related to Multikabel of €9,900,000 compared to €2,187,000 for one quarter of 2000. For comparative purposes Multikabel recorded selling, general and administrative expenses for the entire year ended December 31, 2000 of €8,052,000. In our German operations, selling, general and administrative expenses increased by 7.9% from €25,794,000 in 2000 to €27,730,000 in 2001.

     Approximately €13,688,000 or 36.4% of our selling, general and administrative expenses incurred in 2001 are directly related to our digital television and high-speed Internet access businesses. The remaining €23,942,000 of selling, general and administrative expenses relate to the analog cable television business. As a percentage of revenue, selling, general and administrative expenses increased slightly, from 22.5% in 2000 to 22.7% in 2001.

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

     Corporate overhead decreased by 13.3% from €17,219,000 in 2000 to €14,929,000 in 2001. Non-cash compensation expense associated with our stock option plan increased slightly from €3,558,000 in 2000 to €3,853,000 in 2001. Non-cash charges related to our current stock option plan decline in 2002 as substantially all of the existing options have vested. In aggregate, non-cash compensation expense accounted for 25.8% of total corporate overhead in 2001. The cash component of corporate overhead decreased by €2,585,000 from €13,661,000 in 2000 to €11,076,000 in 2001. As a percentage of revenue, corporate overhead declined from 13.8% in 2000 to 9.0% in 2001.

     Depreciation and amortization. Depreciation and amortization increased by 56.7% from €75,530,000 in 2000 to €118,360,000 in 2001. The primary factors responsible for the increase were the Multikabel and QuickNet acquisitions and the recording of a full year’s depreciation and amortization expense of Multikabel, the German acquisitions and the increase depreciation expense related to significant capital expenditures associated with the upgrade of our networks in Germany. Of the total depreciation and amortization expense in 2001, approximately €69,722.000 relates to the depreciation of fixed assets either acquired or constructed and €48,638,000 relates to the amortization of goodwill and other intangible assets. The Süweda merger in 1998 and the Multikabel acquisition in 2000 account for €19,959,000 and €15,782,000 of the amortization expense in 2001, respectively. In accordance with SFAS 121 we wrote-down our long-lived assets to fair value by €7,654,000 in 2001, which is included in amortization expense.

     Operating loss. Operating loss increased by €22,437,000 from €27,181,000 in 2000 to €49,618,000 in 2001. The primary factor responsible for the increase in operating loss was the increase in non-cash depreciation and amortization expense of €42,830,000, which includes the €7,654,000 write-down. The other major factor was losses associated with our digital television, high-speed Internet access and data communication services. In total, these business products contributed approximately €11,255,000 of revenue and approximately €20,174,000 of costs and expenses in 2001.

     Interest expense. Interest expense includes the interest accrued on our bank borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front end finance fees paid to obtain bank borrowings. Interest expense increased by €36,595,000 from €26,173,000 in 2000 to €62,768,000 in 2001. The primary factor was an increase in average bank debt outstanding from approximately €428,127,000 in 2000 to €797,011,000 in 2001. The primary factors responsible for the increase in average indebtedness were the acquisition of Multikabel, the acquisition of QuickNet, the acquisition of several small cable television networks in Germany and the investment in the upgrade of our networks in Germany.

     Interest expense includes non-cash expenses of €2,906,000 due to the decrease in the fair value of our interest rate caps and collars during 2001. Interest expense also include non-cash amortization of finance fees of €3,556,000.

     Other income (expense). Other income includes the gains and losses on the sale of certain non-core businesses in 2000 and 2001, the write-off of capitalized costs and expenses related to the failed UPC Germany merger and the costs and expenses related to the proposed issuance of high yield notes which have been cancelled in light of market conditions. In 2000, we recorded other income of €1,690,000 related to the sale of 15.4% of our holdings in MainzKom, a local city carrier in the City of Mainz. In 2002, we agreed to sell our remaining investment in MainzKom. In 2001, we wrote-down €1,452,000 of an equity investment and related note receivable to net realizable value based on the subsequent sale of the investment and forgiveness of debt in 2002. The Company wrote-off capitalized costs of €4,938,000 related to the unsuccessful merger with UPC Germany and the cancelled high-yield note offering. In addition we recorded other income of €741,000 in 2001 relating to a partial recovery on a third party note which originated from the sale of certain non-strategic cable television subscribers in 1998.

     Loss from continuing operations before income taxes and other items. Loss from operations before income taxes and other items increased by €66,371,000 from €51,664,000 in 2000 to €118,035,000 in 2001 for the reasons discussed in the above sections.

     Income tax benefit (expense). Income tax benefit of €15,381,000 was recorded in 2001. This compares to a tax expense of €4,258,000 in 2000.

     Equity loss in affiliates. Equity loss in affiliates of €420,000 represents our share of the 2001 losses recorded by MainzKom.

     Loss from operations before extraordinary loss and cumulative effect of change in accounting principles. Loss from operations before extraordinary loss and cumulative effect of changes in accounting principle increased from €56,144,000 in 2000 to €103,162,000 in 2001 for the reasons discussed in the above sections.

     Extraordinary loss, net of income tax. Extraordinary loss of €8,180,000 recorded in 2000 related to the refinancing of the Company’s credit facilities to acquire Multikabel. We wrote off all unamortized fees and expenses on the credit facilities we cancelled as part of this refinancing. No extraordinary loss was recorded in 2001.

     Cumulative effect of change in accounting principle. In January 2001, the Company recorded a charge of €946,000 to cumulative effect of change in accounting principle upon the adoption of SFAS 133, Accounting for Derivatives and Hedging Activities.

     Net loss. Net loss increased from €64,324,000 in 2000 to €104,108,000 in 2001. The primary factor for the increase in the net loss was the increase in non-cash depreciation and amortization coupled with the increase in interest expense which exceeds the increase in results from operations.

     EBITDA/Adjusted EBITDA. In addition to other measurements, some of which are reflected in its statement of operations data, we measure our financial performance by EBITDA and adjusted EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We define adjusted EBITDA as EBITDA plus non-cash compensation expense related to stock options plus debt refinancing expenses. We believe that EBITDA and adjusted EBITDA are meaningful measures of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA and adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased from €48,349,000 for 2000 to €68,742,000 for 2001, primarily as a result of the inclusion of Multikabel for a full year in 2001, which contributed €23,663,000 to 2001 EBITDA, and the German acquisitions and reduced losses related to digital television and high-speed Internet access services. Adjusted EBITDA increased from €51,907,000 in 2000 to €72,595,000 in 2001. As a percent of revenue, EBITDA and adjusted EBITDA improved from 38.9% and 41.8% in 2000 to 41.6% and 43.9% in 2001.

B.	Liquidity and Capital Resources

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under its bank facilities.

     Net cash provided by operating activities amounted to €31,091,000 in 2002 compared to €15,321,000 in 2001.

     For the year ended December 31, 2002, we used cash for investing activities of €37,012,000 compared to €80,552,000 in 2001. Net cash provided by financing activities amounted to €3,790,000 in 2002 and €63,521,000 in 2001.

     Of the approximately €36,861,000 we invested in capital expenditures for the year ended December 31, 2002, the majority was invested to improve the technical standards of our network in The Netherlands in order to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our networks in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     We believe that EBITDA and Adjusted EBITDA provide more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA and Adjusted EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA and Adjusted EBITDA for the year ended December 31, 2002, was €79,073,000 and €82,882,000 respectively. Included in EBITDA is €1,377,000 of non-cash compensation from our stock-option plans and €2,432,000 of one-time debt refinancing expenses. Included in interest expenses of €109,421,000 for the year ended December 31, 2002, was non-cash write-off of capitalized financing fees of €12,264,000, non-cash amortization of finance fees of €6,821,000, €31,079,000 capitalized non-cash rate interest based on the convertible second secured facility and interest expense of €860,000 due to the decrease in the fair value of our interest rate caps and collars in of the year ended December 31, 2002.

     At December 31, 2002, our aggregate consolidated indebtedness was approximately €909,255,000, comprised of approximately €497,104,000 of senior bank debt, €406,079,000 of convertible second secured debt, €5,616,000 of capital leases obligations, and €456,000 of deferred purchase obligations. Our debt instruments are described below.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore we entered into a Contingent Value Right (“CVR”) Agreement, which was a condition precedent to the obligations of the lenders under the Senior Working Capital Facility. Pursuant to the CVR Agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR Certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equaled five percent of the outstanding number of our shares. The total amount of CVR’s to be issued under this assignment was 989,300.

     Under the terms of the Revolving Credit Facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts until December 31, 2009, when all amounts will become due and payable.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either we or the lenders under the senior secured revolving credit facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between September 18, 2000, on which our credit facilities were entered into and August 2001, when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured revolving credit facility and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25,000,000.

     On March 26, 2002, we completed the refinancing of our senior secured revolving credit and working capital facilities. The amended working capital facility was conditionally replaced by a €375,000,000 convertible second secured term loan facility, which was drawn down in full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625,000,000. Approval of the modifications to our debt facilities by our shareholders was obtained on June 5, 2002.

     The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

		Available commitment (€)

•	December 31, 2002	625,000,000
•	December 31, 2003	593,750,000
•	December 31, 2004	531,250,000
•	December 31, 2005	468,750,000
•	December 31, 2006	406,250,000
•	December 31, 2007	328,125,000
•	December 31, 2008	215,625,000
•	December 31, 2009	—

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	Incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

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

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.5%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. At March 28, 2003 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, €375,000,000. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

			Cash Rate	Noncash Rate	All-in rate

March 26, 2002	—	September 30, 2002	8.0%	10.0%	18.0%
October 1, 2002	—	December 31, 2002	8.5%	10.5%	19.0%
January 1, 2003	—	March 31, 2003	9.5%	9.5%	19.0%
April 1, 2003	—	June 30, 2003	10.5%	8.5%	19.0%
July 1, 2003	—	September 30, 2003	11.5%	8.5%	20.0%
October 1, 2003	—	final maturity	12.0%	8.0%	20.0%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount we prepay to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

     The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash, equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG’s equity capital at prices based on relevant market values. On June 5, 2002, our shareholders approved that the contingent value rights can be replaced by a bond with warrants granting however the right to convert into our shares at exercise prices that had been defined in accordance with the conditions of the unvested contingent value rights.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into shares of PrimaCom Management GmbH having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, and the total nominal value of all PrimaCom Management GmbH shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management GmbH.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management GmbH and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management GmbH.

     Due to the restrictive nature of our debt covenants, we are working with our lenders to create an alternative financial structure to resolve these restrictions.

     Contractual Obligations and Commercial Commitments

     The following table represents our contractual cash obligations and other commercial commitments as of December 31, 2002;

	Payments Due by Period

		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years

	(Euro in thousands)
Bank and other debt	903,183	309	28,045	140,625	734,204
Signal Fees	103,929	19,563	35,715	28,174	20,477
Deferred Purchase Obligations	456	456	–	–	–
Operating Leases	8,394	2,135	2,584	2,057	1,618
Capital Lease Obligations	5,616	2,713	2,290	613	–
Film Contracts	3,890	1,135	2,755	–	–

Total Contractual Cash Obligations	1,025,468	26,311	71,389	171,469	756,299

     In addition to the total cash obligations above, we issued approximately €5,000,000 in letters of credit in connection with certain acquisitions.

C.	Research and Development, Patents and Licenses, Etc.

     Not applicable.

D.	Trend Information

     We expect that gains in Internet subscribers and rate increases especially in The Netherlands as well as cost cutting measures in Germany and a stronger focus on our sales activities will continue to have a positive impact on our revenue and EBITDA.

     The potential loss of any additional contracts with housing associations in Germany or the continued loss of population in the New German States could result in adverse effects for our basic cable television business during the year. This would negatively impact our revenue and EBITDA.

     We also intend to increase the channels we offer our digital television subscribers in Germany and The Netherlands. We are also in the process of evaluating our digital television product offerings. The subscriber acceptance has not been as strong as expected and we continue to record significant losses. If we discontinue or reduce the offering to improve the short term prospects the long term upside could be significantly reduced. On the other hand if we promote and market more in the short term to ensure long term success we may suffer larger short term losses and we expect that the addition of channels will result in an increase in the number of subscribers who purchase our digital services. In Germany we will concentrate on the basic analog products and our Internet offerings. The offerings of new services on analog cable networks may have a significant impact on our future strategy.

     In general, we expect revenues and EBITDA to continue to grow much faster in our operations in The Netherlands than in Germany in the next years. We expect the EBITDA growth of our operations in Germany to be higher than the increase in revenues.

     Our capital expenditures will remain below historical levels as a result of having reevaluated our network upgrading strategy in Germany. In The Netherlands, we intend to move forward with telephony services starting in April 2003. While our operations show strong results and EBITDA is sufficient to finance our capital expenditures, we expect to increase our borrowings in the next years in order to meet our interest payments from our two credit facilities. Any conversion by our lenders from debt to equity will be crucial in our efforts to also strengthen our financial position.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

     We have a two-tiered board consisting of the management board and the supervisory board.

     Management Board

     The standing orders for the management board provide for allocation of areas of responsibility among the members, and, within these areas of responsibility, the members of the management board act independently. However, under German law and the standing orders, management board members are jointly responsible for all management board matters, even if they fall within another member’s area of responsibility. Some decisions of the management board may only be taken jointly by all members, including decisions concerning the preparation of annual accounts, the calling of a supervisory board meeting, transactions which require the consent of the supervisory board, guidelines and plans for individual business areas, transactions of exceptional importance or risk and all other matters which have not been allocated to any member’s specific area of responsibility.

     On September 30th, 2002 Mr. Paul Thomason resigned from the board of management. Mr. Thomason was Chief Financial Officer. On April 22, 2002 the appointment of Mr. Hans Wolfert as member of the Board of Management was terminated. Mr. Wolfert was Chief Corporate Development Officer.

     Listed below are the names, ages, responsibilities, dates of appointment and experience of the members of the management board. The members of the management board can be reached at PrimaCom AG’s address.

	Age	Position on the management board	Date of Appointment

Stefan Schwenkedel	43	Chief Financial Officer	March 1, 2002
Jens Kircher	39	Chief Operating Officer	October 1, 2002

     Prof. Dr. Schwenkedel was appointed Chief Strategy and Development Officer of PrimaCom AG as of March 1, 2002. With Paul Thomason’s resigning from PrimaCom AG as of September 30, 2002, Stefan Schwenkedel was appointed Chief Financial Officer as of October 1,.2002. Stefan Schwenkedel has served on our supervisory board as a vice chairman since December 31, 1998 until his resignation on February 28, 2002 and from 1997 until October 2000 he served as chairman of the supervisory board of AGFB, a principal shareholder of one of our predecessor companies until it was merged into us in October 2000. Since March 2000 until May 2002, he has also been the chairman of the supervisory board of F.A.M.E Film and Music Entertainment AG in Munich and since May 2001 until May 2002 he served as vice chairman of the supervisory board of Delta-System Media + Communication AG, Rödermark since September 2000, he has been a member of the supervisory board of 2Venture AG in Bonn. Since 1996, he has been professor of business administration and finance at the Fachhochschule Wiesbaden (University of Applied Sciences in Wiesbaden). From 1993 to 1996, he served as executive manager (chief financial officer) at Schöller-Budatej, the Hungarian subsidiary of Schöller Lebensmittel GmbH & Co. KG, a company of the Südzucker Group. During that time period, he was also a member of the supervisory board of

MIRSA AG in Albertirsa in Hungary. Prior to 1993, amongst other employment, he worked in the German paper and printing industry.

     Dr. Jens Kircher joined PrimaCom on July 15, 2002 as Chief Technical Officer. He was appointed to our management board effective October 1, 2002 and assumed the duties of Chief Operating Officer. He studied physics in Karlsruhe, Corvallis and Stuttgart. After his postgraduate education, Dr. Jens Kircher was a visiting scientist in Berkeley working among other topics on optical data communication and a staff scientist at the Max-Planck-Institute for Solid State Research in Stuttgart working on superconductivity. After various assignments in the automotive sector with Mannesmann and Robert-Bosch GmbH, Dr. Kircher became senior officer at Bosch Broadband Networks. Among other things he was responsible for the development and marketing of the new broadband services and for corporate planning.

     Supervisory board

     Our articles of association and the rules of procedure determined by the supervisory board govern how the supervisory board shall conduct its activities. Currently, the members of the supervisory board must meet at least twice within six months. Most supervisory board resolutions are passed by simple majority vote. However, our articles of association require that until December 31, 2003, the management board needs the approval of 75% of the supervisory board members in connection with one or more increases of our share capital by issuance of new shares for contribution in kind or contribution of cash up to a maximum of €15,443,026. Moreover, in certain instances when the standing orders of the management board require that the supervisory board approve certain actions of the management board, a 75% supervisory board vote is required. The supervisory board elects a chairman and two vice chairmen. The chairman of the supervisory board is authorized to represent the supervisory board and enforce resolutions in all legal matters.

     Members of the supervisory board are currently divided into three classes with two members in Class A, five members in Class B and two members in Class C. The term of office of each member of Class A expires at the 2004 shareholders’ meeting to approve the actions taken by the supervisory board and the term of office of each member of Class B will expire at the 2006 shareholders meeting to approve the actions taken by the supervisory board except for Mr. Thoma and Mr. Eble, whose terms expire at the 2005 shareholders meeting to approve the actions taken by the supervisory board. The term of office of Class C will expire at the 2003 shareholders’ meetings to approve the actions taken by the supervisory board. Members of the supervisory board are elected to terms which expire at the shareholders meeting to approve the actions taken by the supervisory board during the fourth year subsequent to the beginning of their term of office. Members of the supervisory board replacing members of any class will have the term applicable to that class. German law provides that members of the supervisory board may be removed prior to the expiration of their terms by 75% of the votes cast at a general shareholders’ meeting.

     On February 28, 2002, Prof. Dr. Schwenkedel, who was a member of Class B, resigned from the supervisory board and joined the management board as Chief Strategic and Development Officer effective March 1, 2002. James S. Hoch, who was a member of Class B, resigned from the supervisory board on March 22, 2002. They were replaced by Prof. Dr. Helmut Thoma and Heinz Eble.

     The members of the supervisory board can be reached at PrimaCom AG’s address. Set forth below is information with respect to the nine current members of our supervisory board.

	Age	Principal Occupation

Class A
Peter Bogner	42	Chief Executive, The Bogner Organization
Shane O’Neill	41	Chief Strategy Officer and Member of Board of Management of UPC
Class B
Christian Schwarz-Schilling	72	Retired Minister in the government of the Federal Pepublic of Germany; Managing Director of Dr Schwarz-Schilling & Partner GmbH
Michael Moriarty	41	Managing Director of Investments of UPC
Boris Augustin	34	Market maker for Archelon Deutschland GmbH
Helmut Thoma	63	Lawyer
Heinz Eble	52	Lawyer
Class C
Brigitte Preuss	42	General Manager of Parkschlösschen Bad Wildstein GmbH
Klaus von Dohnanyi	72	Consultant

     Peter Bogner, has been a member of the supervisory board since August 28, 2001. Mr. Bogner is currently Chief Executive of The Bogner Organization, Santa Monica, California, and is a member of the supervisory board of the International Academy of Television Arts and Sciences. In December 1999, he became a consultant to UPC. From 1993 to 1997, Mr Bogner was responsible for international development and television strategy at Time Warner Inc. and was involved in the establishment of free and pay television platforms. In 1997, Mr. Bogner became a member of the Global Media Counsel of the United Nations.

     Shane O’Neill has served on our supervisory board since August 28, 2001. He joined UPC as managing director, strategy, acquisitions and corporate development in November 1999. Prior to joining UPC, Mr. O’Neill spent seven years at Goldman Sachs in the New York, Sydney and London offices. Most recently, Mr. O’Neill was an executive director in the advisory group for Goldman Sachs in London where he worked on a number of mergers and acquisitions and corporate finance transactions for companies in the communications industry, including UPC. Prior to joining Goldman Sachs, Mr. O’Neill spent four years at Macquarie Bank in Sydney as well as three years at KPMG in Dublin where he qualified as a chartered accountant.

     Dr. Christian Schwarz-Schilling has served on our supervisory board as its chairman since December 31, 1998. From 1996 to 1998, he was the head of the advisory committee of Aquila Beteiligungs GmbH. From 1993 to 1997, he was chairman of the supervisory board of Grundig AG and since 1993 he has served as the managing director of Dr. Schwarz-Schilling & Partner Telecommunications Consulting GmbH. Since 1995, he has been an international mediator for the Federation Bosnia-Herzegovina. Since 1995 Dr. Schwarz-Schilling has been a deputy member of the Foreign Affairs Committee of the German Parliament and from 1995 to 1998, he was the chairman of the subcommittee for Human Rights and Humanitarian Aid, and since 1998 the vice chairman of that committee. From 1994 to 1995, he was a member of the Foreign Affairs Committee of the German Parliament and from 1993 to 1998, he has served as a deputy member of the Committee for Economics of the German Parliament. From 1982 to 1992, he was the Federal Minister of Post and Telecommunications of the Federal Republic of Germany and has been serving as a Member of the German Parliament since 1976. From 1957 to 1982, he was managing director of the family-owned Sonnenschein Akkumulatorenfabrik Berlin/Büdingen GmbH. Since 1999, he has also been chairman of the supervisory board of Mox Telecom AG and is a director of 2 Venture AG.

     Michael Moriarty has served on our supervisory board since June 5, 2002. He is the Managing Director of Investments and Corporate Development for UPC. From 1998 to 2000 he was the Managing Director of UPC in

Hungary. From 1997 to 1998 Michael Moriarty was the Managing Director of UPC Slovakia and Romania. He was also Vice President Operations for UPC Central Europe from 1995 to 1997. Prior to joining UPC, Michael Moriarty was Director of Finance for Kabelkom in Hungary which was owned by UPC’s parent company UGC. Before joining UGC, Michael Moriarty held a variety of positions at Westinghouse Broadcasting (USA) for nine years.

     Boris Augustin has served on our supervisory board since December 30, 1998. Since October 1, 1998, he has been employed by Archelon Deutschland GmbH, engaged in EUREX market making operations. From 1994 to 1998, he worked in the financial services industry, including derivatives trading with Lehman Brothers Bankhaus AG, Banque National de Paris (Deutschland) OHG, and Banque Paribas (Deutschland) OHG. Mr. Augustin is the son of a sister of Wolfgang and Ludwig Preuss, who are significant shareholders of ours.

     Prof. Dr. Helmut Thoma became a member of the supervisory board of PrimaCom on April 18, 2002. He brings with him many years experience in the media sector. After completion of his doctorate in law in 1962 he was employed by various Viennese law firms. In 1966 Prof. Dr. Thoma became part of the legal team at ORF and was the head of department from 1968 to 1973. In 1973 Prof. Dr. Thoma joined Radio Luxemburg before moving to RTL Plus in 1983 where his most recent position was as General Manager and Director of Programmes. In 1999 Dr. Thoma became an advisor to the governor of North-Rhine Westphalia on media-related issues of this state.

     Heinz Eble has been a member of the supervisory board of the company since April 18th, 2002. From 1982 Mr. Eble has been practicing law in Mainz with the main focus on representing and consulting companies in the Telecommunication sector. For 15 years he had been chairman of the supervisory board of Süweda AG.

     Dr. Klaus von Dohnanyi has served on our supervisory board, the executive committee of KabelMedia or a predecessor body carrying out comparable functions since January 1996. In 1998, he was chairman of the supervisory board of KabelMedia and from December 31, 1997 until 1998 he was chairman of the executive committee of KabelMedia. Dr. von Dohnanyi has been Vice Chairman of the supervisory board since December 10, 2002. Between 1954 and 1960, he worked for Ford Motor Company, both in the United States and Germany. From 1960 to 1968, Dr. von Dohnanyi was a co-owner and managing director of the Institut für Marktforschung und Unternehmensberatung Infratest, Munich (Market and Social Research, Infratest) and, between 1968 and 1969, he was Permanent Secretary at the German Ministry of Economics. Dr. von Dohnanyi was a Member of Parliament in Bonn from 1969 to 1981, Parliamentary Undersecretary from 1969 to 1972, and Minister for Science, Technology and Education from 1972 to 1974. From 1976 to 1981, he was Deputy Foreign Minister (Staatsminister), in Bonn (in charge of European affairs). From 1981 to 1988, he was Governor of the City State of Hamburg. From 1990 to 1994, Dr. von Dohnanyi was chairman of the board of TAKRAF Heavy Machinery, Leipzig, and since 1994 he has been a special advisor to the board of directors of the Treuhandanstalt (since January 1, 1995, Bundesanstalt für Vereinigungsbedingte Sonderaufgaben) in Berlin. Dr. von Dohnanyi is Chairman of Kirow AG and Wegweiser GmbH and a director of a:prico AG.

     Brigitte Preuss, the wife of Wolfgang Preuss, one of major shareholders of PrimaCom, has served on our supervisory board since December 30, 1998 and as the general manager of Kurhotel Parkschlösschen Bad Wildstein GmbH, Traben-Trabach since January 1993. From July 1984 to December 1992, she served in various positions at Süweda.

     B.     Compensation

     On a yearly basis, the chairman of the supervisory board receives €40,903, the vice chairmen receive €20,452 and each other member of the supervisory board receives €10,226. In addition, each member of the supervisory board is entitled to reimbursement for any reasonable business expenses incurred in the performance of his or her duties. We will reimburse the members of the supervisory board for any value-added taxes payable on their compensation.

     For the year ending December 31, 2002, we paid an aggregate of €904,859 in cash compensation to Paul Thomason, Hans Wolfert, Stefan Schwenkedel, and Jens Kircher for their services as a member of the management board of the company. We do not provide pension, retirement or similar benefits for the members of our management board.

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

     Investment committee

     The investment committee consists of Mr. Augustin, Mr. Bogner, Mr. O’Neill and Prof. Dr. Thoma. The task of the investment committee is to consider and evaluate matters submitted by our management as required by the standing orders for management board, such as investment and financing plans by us or any of our subsidiaries, disposition of assets or shares by us or any of our subsidiaries, increases in capital, mergers and transactions between us or any of our subsidiaries and any of our affiliates (other than transactions among us and our wholly owned subsidiaries), all as proposed by our management, and to make recommendations to the supervisory board.

     Compensation committee

     The compensation committee consists of Mr. Bogner, Mr. Moriarty, Mrs. Preuss and Dr. Schwarz-Schilling. The task of the compensation committee is to consider and evaluate the compensation payable to members of the management board and any proposed stock option plans for employees and/or executives and make recommendations to the supervisory board.

     Audit committee

     The audit committee consists of Mr. Augustin, Mr. Eble and Mr. Moriarty. The purpose of the audit committee to assist the supervisory board in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the Company. These include the oversight of the quality and integrity the Company’s consolidated financial statements and related disclosure, the performance of its internal control and risk management and audit functions. The committee further oversees the performance, qualifications and independence of the external auditor. The committee also meets with representatives of management and the external auditor at least twice annually.

     Agreements with directors

     Not applicable.

     D.     Employees

     At December 31, 2002, we had 470 full-time and approximately 59 part-time employees in Germany and 154 full-time and 102 part-time employees in The Netherlands. Our employees in Germany are not covered by a collective bargaining agreement. However, 148 of our employees in Germany have voted to be represented by works councils. 129 of our employees in The Netherlands are covered by a collective labor agreement and have elected a works council.

     The establishment and the powers of a works council in Germany are laid down in the German Labor Management Relations Act. The works council represents all employees except managerial employees and participates in the decision-making process with management. It has rights to obtain information and of consultation and co-operation and holds co-determination and veto rights. Although the German Labor Management Relations Act does not override the constitutional right of entrepreneurial freedom and to make fundamental business decisions which are reserved to the employer, rights of co-determination and veto rights may be exercised by the works council to block certain management decisions. Particularly in respect of social matters subject to the co-determination right, management needs the consent of the works council (or the favorable decision of a conciliation board) to enforce its decisions. Such social matters cover, among others, plant regulations and behavior of employees, work hours, the terms of payment of remuneration, vacation, monitoring devices, safety and health, social facilities, wages and salaries. With respect to personnel matters, the German Labor Management Relations Act covers all rights, from access to information to co-determination. For example, personnel planning, job posting, hiring, grouping, transferring employees and, significantly, the dismissal of employees are covered. Prior to carrying out a change in relation to such personnel matters, the employer must attempt to obtain the works council’s consent. The rights and functions of the works council of our employees in The Netherlands are comparable to those of the German works councils, except that individual hirings and dismissals are not subject to works council approval in The Netherlands.

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

     In February 1999, we adopted one stock option plan for the benefit of all of our and our subsidiaries’ employees, known as the universal stock option plan, and one stock option plan for our and our subsidiaries’ executive officers, known as the executive stock option plan. The two stock option plans provided for the issuance of stock options allowing eligible employees and executive officers to acquire a total of 1,000,000 shares, including 300,000 shares under the universal stock option plan and 700,000 shares under the executive stock option plan. In

July 2000, we created two new stock option plans, a universal plan with 150,000 options and an executive plan with 350,000 options. We may not grant options under the 2000 plans until all options under the 1999 plans have been granted. The options granted under all of our stock option plans entitle participants to subscribe for shares at a defined purchase price. The initial option grants under the stock option plans have a purchase price equal to the initial public offering price of our shares of €29.00. The purchase price for stock options issued under the stock option plans after the initial public offering of our shares equal the average closing price of our shares at the Frankfurt Stock Exchange of the quarterly period preceding the grant of the option rights. Each option is exercisable only after a two-year period from the date of grant and only if the average daily closing price of the shares, calculated as the average over the five consecutive trading days on the Frankfurt Stock Exchange immediately prior to the first option exercise, equals at least 120% of the relevant purchase price of the option rights, adjusted to account for any capital increases or reductions.

     The options granted under the stock option plans vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant. If the participant’s employment agreement terminates before the options vest in full, the participant’s options will be vested only in the portion of options computed by multiplying 1/36 times the number of full months of employment between the date of option grant and the date of termination. The options granted under the universal stock option plan permit participant employees to purchase shares having an aggregate exercise price ranging between 50% and 100% of the participant’s annual base salary at the date of option grant, depending on his term of employment with us or one of our subsidiaries preceding the option grant. The number of options granted to an executive participant is dependent on that participant’s position in our organization. Each of the members of the management board is entitled to options for 100,000 shares. The options granted to other executives are for between 5,000 and 35,000 shares. At December 31, 2002, there were a total of 1,015,670 options outstanding under the two plans at a weighted average exercise price of €27.71.

     The options under both the universal and executive stock option plans are non-transferable, not inheritable, and expire on the termination of employment of the participant for whatever reason if termination occurs within six months of the date of option grant. We may require that participants not sell the shares within a six-month period from the date when the options were exercised. Apart from that, the participants in the universal stock option plan are not restricted from selling the shares, subject to applicable securities laws. However, the participants in the executive stock option plan are allowed to exercise their option rights, to the extent that they have been accrued, wholly or in part, and to sell shares (regardless of whether these shares have been acquired in exercise of the option rights granted under the executive plan or otherwise) only during an exercise period which begins one day after and ends fifteen days after either a general meeting, the publication of a management report or an annual report. In the event of a merger of us or a restructuring of our capital, participants will be given replacement shares or rights of a similar value. Options also lapse when the exercise period expires, which will happen on the fifth anniversary of the option grant, and in the event of a levy of execution by the participant’s creditors on the participant’s stock option plan, or a bankruptcy of the participant or the termination of a participant for cause.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

     A.     Major Shareholders

     The following table sets forth certain information regarding the beneficial ownership of our ordinary bearer shares by: (1) each person known by us to own beneficially 5% or more of our ordinary bearer shares; and (2) all members of our management and supervisory boards as a group. Our major shareholders do not have different voting rights. Based on information provided by the Bank of New York, as Depositary, we believe that 2,050,774 or approximately 10.4% of our shares are held in the form of depositary shares in the United States by six holders of record.

     Except as indicated in the footnotes to this table, to our knowledge the persons named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them, subject to community property laws where applicable. Except as noted, the address of each of the persons named in the table is c/o PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz, Germany.

Name	Number	Percent (1)

Shareholders
United Pan-Europe Communications.(2)	4,948,039	24.99%
Wolfgang Preuss(3)	2,862,410	14.46%
Gartmore Investment Limited(4)	1,539,854	7.78%

Total	9,350,303	47.23%
Management and supervisory board members:
Boris Augustin	3,464	(* )
Heinz Eble	39,358	(* )
Michael Moriarty(5)	—	—
Shane O’Neill(5)	4,948,039	24.99%
Brigitte Preuss(6)	166,997	(* )
Management and supervisory boards, as a group(7)	5,157,858	26.05%

(*) less than 1%

(1)	Based upon 19,798,552 shares outstanding as of December 31, 2002, of which 12,500 shares are treasury shares.

(2)	Represents 4,932,139 shares and 31,800 American depositary shares are held by UPC Facility B.V., a 100% subsidiary of United Pan-Europe Communications N.V., which is a majority-owned subsidiary of UGC. Although UGC has the power to elect all of the supervisory board members of UPC, the members of the supervisory board have a fiduciary duty to all shareholders of UPC and are subject to other Dutch corporate law principles in their capacities as members of the supervisory board of UPC. Based on the information provided by UPC in its filings with the U.S. Securities and Exchange Commission, we believe that UPC purchased 3,510,385 of its shares on December 21, 1999, and made subsequent purchases during the remainder of December 1999, January, February and March 2000. The address of United Pan-Europe Communications N.V. is Boeing Avenue 53, 1119 PE Schiphol Rijk, The Netherlands.

(3)	We have been informed by Mr. Preuss that this includes 2,695,413 shares over which Mr. Preuss has voting and investment power and 166,997 shares that he holds in trust for Brigitte Preuss and over which they have shared voting power. The address of Mr. Preuss is Am Hemel 16, 55124 Mainz, Germany.

(4)	We have been informed by Gartmore, that the above shares are held in various accounts of Gartmore Investment Limited. Gartmore Fund Managers Limited, Gartmore Global Partners, Gartmore Mutual Fund Capital Trust, Gartmore SA Capital Trust and Northpointe Capital LLC acting as investment managers to the beneficial owners, who are various pension funds, institutional clients, unit trust holders and investment and trust shareholders. The securities are held for investment partners purposes and the above are discretionary investment managers who have voting power and disposal power over the shares.

(5)	Mr. Michael Moriarty and Mr. Shane O’Neill are officers of United Pan-Europe Communications N.V. (UPC), which is the 100% parent company of our shareholder UPC Facility B.V. Messrs. Moriarty and O’Neill are subject to directions of UPC and UPC Facility B.V. with respect to voting UPC’s interest in PrimaCom AG and disclaim beneficial ownership in the shares held by UPC except for their respective pecuniary interests in UPC. The address of Messrs. O’Neill and Moriarty is 1 Knightsbridge, 4th Floor, London, SWIX 7UP, England.

(6)	Represents shares held in trust for Mrs Preuss by her husband, Wolfgang Preuss, over which they have shared voting power. The address of Mrs Preuss is Am Hemel 16, 55124 Mainz, Germany.

(7)	Includes 166,997 shares in which the beneficial owner has shared voting power.

The following table shows the number of shares and options held by the members of the Management Board and Supervisory Board (Board of Directors):

Directors’ Dealings

	December 31,		December 31,
	2002		2001		Change

	shares	options	shares	options	shares	options

Executive Board
Dr. Jens Kircher(1)	—	100,000	—	—	—	100,000
Prof. Dr. Stefan Schwenkedel(2)	—	100,000				100,000
Paul Thomason (until September 30)(3)	—	—	146,969	100,000	(146,969)	(100,000)
Hans Wolfert (until April 22)(4)	—	—	—	100,000	—	(100,000)
Supervisory Board
Dr. Christian Schwarz-Schilling, Chairman	—	—	—	—	—	—
Dr. Klaus von Dohnanyi, Vice Chairman	—	—	—	—	—	—
Boris Augustin	3,464	—	3,464	—	—	—
Peter Bogner	—	—	—	—	—	—
Heinz Eble(5)	39,358	—	—	—	39,358	—
Michael Moriarty(6)	—	—	—	—	—	—
Shane O’Neill	—	—	—	—	—	—
Brigitte Preuss(7)	166,997	—	166,997	—	—	—
Prof. Dr. Helmut Thoma(8)	—	—	—	—	—	—
James Hoch(9)	—	—	—	—	—	—

Total	209,819	200,000	317,430	200,000	(107,611)	—

(1)	Dr. Jens Kircher was appointed to the Management Board effective October 1, 2002. At this date he was granted 100,000 options

(2)	Prof. Dr. Schwenkedel resigned from the Supervisory Board effective February 28, 2002. At this date he had no -shares and no options. Effective March 1, 2002 Prof. Dr. Schwenkedel was appointed to the Management Board and was granted 100,000 options on

(3)	Paul Thomason resigned from the Management Board effective September 30, 2002. At this date he had 146,969 -shares and 100,000 options

(4)	Hans Wolfert’s appointment to the Management Board was terminated effective April 22, 2002. At this date he did not have any -shares but had 100,000 options

(5)	Heinz Eble was appointed to the Supervisory Board effective April 18th, 2002. At this date he had 39,358 -shares but no options

(6)	Michael Moriarty was appointed to the Supervisory Board effective June 5, 2002. At this date he had no -shares and no options

(7)	The -shares held by Mrs. Preuss are held in trust for her by Mr. Wolfgang Preuss. They have shared voting power over these shares.

(8)	Prof. Dr. Helmut Thoma was appointed to the Supervisory Board effective April 18, 2002. At this date he had no -shares and no options.

(9)	James Hock resigned from the Supervisory Board effective March 22, 2002. At this date he had no -shares and no options -.

     B.     Related Party Transactions

     In October 2000, the merger of Aktiengesellschaft für Beteiligungen an Telekommunikationsunternehmen (“AGFB”) into PrimaCom was registered with the Commercial Register of the Amtsgericht (local court) of Mainz. AGFB’s only significant asset was its holding of 3,750,000 PrimaCom shares, all of which were issued to AGFB shareholders when the merger was consummated. An equivalent number of new PrimaCom shares were issued to AGFB shareholders in the merger, reflecting the exchange ratio of one PrimaCom share for every four AGFB shares.

     On December 31, 2000, the Company acquired the shares of Friedrichsthal, which was partially owned by Wolfgang Preuss, a shareholder of the Company.

     The Company had a €245,000 loan payable to WVH Wohnungsbau- und Wohnungsbaugenossenschaft Reidenau mbH, a minority shareholder of one of its subsidiaries. The total amount due for this loan was paid on January 10, 2001.

     The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company paid Mediakabel digital cable services fees of approximately €1,056,000, €2,575,000 and €2,700,000 in 2000, 2001 and 2002, respectively.

     The Company uses services of BFE Nachrichtentechnik GmbH for installation, repair and maintenance of cable networks, which is owned by one of the Company’s significant shareholders. In 2001 and 2002, the Company paid approximately €788,000 and €424,000, respectively, for these services.

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

ITEM 9. THE OFFER AND LISTING

     A.     Offer and Listing Details

     Since February 22, 1999, our ordinary bearer shares trade on the Neuer Markt segment of the Frankfurt Stock Exchange under the symbol PRC and our depositary shares were quoted on the National Market segment of the Nasdaq Stock Market under the symbol PCAG until July 18, 2002. Since July 19, 2002 our ADRs are quoted on the OTC bulletin board where liquidity is limited. Each depositary share represents one-half of one of our ordinary bearer shares.

     The Neuer Markt segment of the Frankfurt Stock Exchange will cease to operate after December 31, 2003. Because the Neuer Markt is a sub-segment of the Geregelter Markt, we will continue to be listed in Geregelter Markt after that day. In the meantime we can remain in the Neuer Markt or enter into one of two new segments of the Frankfurt Stock Exchange: the Prime Standard or the General Standard. If we do not apply to be listed on Prime Standard or General Standard, we will automatically be listed into the General Standard.

     The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary bearer shares on the Frankfurt Stock Exchange and for the American depositary shares on Nasdaq.

	Nasdaq		Frankfurt Stock Exchange

	Nasdaq / OTC BB		Frankfurt Stock Exchange

	High	Low	High	Low

	(in U.S.$)		(in €)
Annual highs and lows
1999 (from February 22, 1999)	29.63	15.00	64.00	29.50
2000	50.00	5.13	99.00	11.60
2001	8.00	1.40	17.90	2.38
2001	8.00	1.40	17.90	2.38
2002	1.75	0.15	3.80	0.31
Quarterly highs and lows
2001
First Quarter	8.00	5.38	17.90	10.60
Second Quarter	6.63	3.70	15.50	8.10
Third Quarter	4.70	2.00	12.45	2.38
Fourth Quarter	2.40	1.40	5.60	2.68
Quarterly highs and lows
2002
First Quarter	1.750	0.650	3.80	1.34
Second Quarter	0.850	0.210	1.70	0.54
Third Quarter	0.289	0.150	0.60	0.31
Fourth Quarter	0.303	0.157	0.61	0.32
Monthly highs and lows
2002
September	0.203	0.168	0.40	0.34
October	0.229	0.157	0.46	0.32
November	0.303	0.202	0.61	0.40
December	0.275	0.192	0.57	0.37
2003
January	0.236	0.208	0.45	0.39
February	0.244	0.193	0.45	0.36
March (through March 27)	0.226	0.187	0.41	0.35

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

     We are filing our amended articles of association as Exhibit 3.1 to this Form 20-F.

     C.     Material Contracts

     Our material contracts are described in Item 4.B above.

     D.     Exchange Controls

     Capital transfer or money transfer restrictions are possible in Germany on the basis of United Nations, European Union, European Community and national authorities. In essence restrictions are possible only in the area of financial sanctions. Such restrictions are significantly governed by EU and or EC laws. It applies accordingly there are in principle no restrictions on capital or payment transactions between the EC and third party countries.

     However, for statistical purposes only, every individual or corporation residing in Germany must report to the German Central Bank (Deutsche Bundesbank), subject only to certain exceptions, payments received from or made to an individual or a corporation resident outside of Germany if the payment exceeds €12,500 (or the equivalent in a foreign currency). This is covered in detail in article 59 of the German foreign trade regulations (Außenwirtschaftsverordnung, AWV). In addition, German residents must report any claims against or any liabilities payable to non-residents if such claims or liabilities, in the aggregate, exceed €5,000,000 (or the equivalent in a foreign currency) at the end of a month. The treatment of remittance of dividends, interest or other payments to nonresident holders of ordinary bearer shares or depositary shares is described in subsection E below.

     E.     Taxation

     U.S. Federal Income Taxation

     The discussion that follows describes the material United States federal income tax consequences of the purchase, ownership, and disposition of our shares or American Depositary Shares, or ADSs, but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, own, or dispose of shares or ADSs. In particular, this discussion of United States federal income tax matters deals only with holders that will hold shares or ADSs as capital assets and does not address the tax treatment of the purchase, ownership, and disposition of shares or ADSs under applicable state or local tax laws, or the laws of any jurisdiction other than the United States. In addition, this discussion does not address special federal income tax situations, such as the United States federal income tax treatment of holders:

•	who are securities dealers, financial institutions, insurance companies or tax exempt organizations;

•	who are holding shares or ADSs as part of a hedging or larger integrated financial or conversion transaction;

•	who are citizens or residents of a possession or territory of the United States;

•	who are United States holders (as defined below) with a currency other than the U.S. dollar as their functional currency;

•	who are holding shares or ADSs pursuant to certain retirement plans;

•	who are holding shares or ADSs pursuant to the exercise of an employee stock option or otherwise as compensation; or

•	who own, directly or indirectly, 10% or more of our voting stock. In addition, the discussion below does not address the tax treatment of partnerships or persons who hold shares or ADSs through a partnership or other pass through entity.

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

     Taxation of dividends. Subject to the discussions below relating to passive foreign investment companies, a United States holder will be required to include in gross income as a dividend when received (or in the case of ADSs, when received by the Depositary) the gross amount of any cash or the fair market value of any property distributed by us in respect of our shares to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles, which may include certain earnings and profits accumulated by our predecessors. Dividends paid in any currency other than U.S. dollars will be translated into U.S. dollars at the spot rate on the date the dividends are received (which for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the dividends are in fact converted into U.S. dollars on that date.

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

     A distribution with respect to our shares or ADSs in excess of our current and accumulated earnings and profits, as determined under United States federal income tax principles, will be treated as a tax-free return of basis in the shares to the extent of the United States holder’s adjusted basis in such shares, with the balance of the distribution, if any, treated as gain realized by the United States holder from the sale, exchange or other disposition of the shares.

     Dividends paid by us will not be eligible for the dividends received deduction generally allowed to domestic corporate shareholders.

     Legislation has been introduced that would, if enacted, eliminate tax on certain dividends received by U.S. holders. Under this proposal, dividends would be excludable from income to the extent they are paid out of corporate earnings that have been subject to full U.S. tax. The proposal would apply to dividends paid by a foreign corporation only to the extent such corporation earned income that was subject to U.S. tax or received dividends from U.S. corporations that would have been excludable from income if received by a U.S. holder. Based on our operations, we do not believe that, if this legislation is enacted as proposed, our dividends would be exempt from U.S. tax.

     The Treaty. Under German law, German corporations were required to withhold tax on a distribution in 2001 of profits earned prior to 2001 in an aggregate amount equal to 26.375% of the gross amount paid to resident and nonresident stockholders, consisting of a 25% withholding tax plus a 5,5% surtax thereon. German corporations must withhold tax at a rate of 21.1%, consisting of 20% withholding tax and a 5.5% surtax thereon. In the case of a United States holder, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit for corporate taxes with respect to dividends paid by German corporations, the Treaty provides that United States holders are entitled to a further refund equal to 5% of the gross amount of the dividend. The German imputation system was abolished in 2002 and consequently this amount will no longer be refundable as from 2002.

     Thus, for each $100 of gross dividend paid by us to a United States holder in 2003, such holder will initially receive $79,900 ($100 less 21.1 withholding tax). If the United States holder also applies for the available refunds under the Treaty German withholding tax is effectively reduced to $15 and the cash received per $100 of gross dividend is $85. Thus, for each $100 of gross dividend, the United States holder will include $100 in gross income and will be entitled to a foreign tax credit of $15, subject to the general limitations of United States federal income tax law.

     For U.S. corporate shareholders who hold at least 10% of the shares in a German corporation, the withholding tax rate is reduced to 5% plus a 5.5% surtax thereon

     German refund procedures.In order to obtain the 5% tax credit-related refund, the refund of the German withholding tax in excess of 15%, and the refund of the 5.5% German surtax, United States holders of shares must submit to the German tax authorities directly (1) a claim for refund, (2) the original bank voucher (or certified copy thereof) issued by the paying entity documenting the tax withheld, and (3) an IRS Form 6166. The claim for refund must be filed within four years from the end of the calendar year in which the dividend is received.

     Claims for refund are made on a special German claim for refund form, which must be filed with the German tax authorities: Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn, Germany. The German claim for refund forms may be obtained from the German tax authorities at the same address, or from the Embassy of the Federal Republic of Germany, 4645 Reservoir Road, N.W. Washington D.C. 20007-1998.

     U.S. holders may obtain an IRS Form 6166, which is a certification of the United States holders’ last filed United States federal income tax return, by filing a request with the office of the Director of the Internal Revenue Service Center at the following address: Internal Revenue Service Center, Philadelphia, Pennsylvania, Foreign Certificate Request, P.O. Box 16347, Philadelphia, PA 19114-0447. Requests for certification are to be made in writing and must include the United States holder’s name, social security number or employer identification number, tax return form number, and tax period for which certification is requested. The Internal Revenue Service will send the certification (IRS Form 6166) directly to the United States holders. The issued IRS Form 6166 will be valid for a period of three years from the date of the last filed return to which it relates.

     Refunds under the Treaty are not available in respect of shares or ADSs held in connection with a permanent establishment or fixed base in Germany.

     Taxation of disposition of shares or ADSs. Subject to the discussions below relating to passive foreign investment companies, any gain or loss realized and recognized by a United States holder on the sale or other disposition of a share or an ADS (including upon our liquidation or dissolution or as a result of a non-pro rata redemption of shares) will be subject to United States federal income tax, as a capital gain or loss, on an amount equal to the difference between such United States holder’s adjusted tax basis in the share or ADS and the amount realized on disposition. A United States holder’s adjusted tax basis in a share or ADS (as described above) will be reduced (but not below zero) by the amount of any distribution that is treated as a return of basis.

     Any gain or loss recognized upon the sale or other disposition of a share or an ADS will be long-term capital gain or loss if held for more than one year. For non-corporate United States holders, the United States income tax rate applicable to a net long-term capital gain currently will not exceed 20%. For corporate United States holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate United States holders.

     Foreign tax credit considerations. For United States federal income tax purposes, United States holders, upon payment of a dividend, will be treated as having received the amount of any German tax withheld, which is not refundable (as described above), and as then having paid this tax over to Germany. As a result of this rule, the amount of dividend included in a United States holder’s gross income may be greater than the amount of cash actually received (or receivable) by the United States holder.

     Subject to the limitations and conditions set forth in the Code, United States holders may claim a credit against their United States federal income tax liability for German tax withheld from dividends or German tax imposed on capital gains, if any, or, if they do not elect to credit any foreign income tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. Dividends or capital gains will generally constitute “passive income” or “financial services income” for purposes of the foreign tax credit limitation. Dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute United States source income. Capital loss will generally be allocated against United States source income. Because capital gains will generally constitute United States source income, as a result of the United States foreign tax credit limitation, any German or other foreign income tax imposed upon capital gains in respect of the shares may not be currently creditable unless a United States holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket.

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

     Non-United States holders

     Subject to the discussion of United States backup withholding tax below, a holder of shares or ADSs other than a United States holder will not be subject to United States federal income or withholding tax on income derived by us, dividends paid to a stockholder or gains realized on the sale of shares or ADSs, provided that: (1) such income items are not effectively connected with the conduct by the non-United States holder of a trade or business within the United States; (2) the non-United States holder is not or was not present in, or does not have or did not have a permanent establishment in, the United States; (3) there has not been a present or former connection between the non-United States holder and the United States, including, without limitation, such non-United States holder’s status as a citizen or former citizen thereof or resident or former resident thereof; and (4) in the case of a gain from the sale or disposition of shares or ADSs by an individual, the non-United States holder is not present in the United States for 183 days or more during the taxable year of the sale and certain other conditions are met.

     If a dividend, gain or income with respect to a share or ADS of a non-United States holder is effectively connected with the conduct of a United States trade or business (or attributable to a permanent establishment in the United States, in the case of a holder who is a resident of a country which has an income tax treaty with the United States), the non-United States holder may be subject to United States income taxes on such dividend, gain or income at the statutory rates provided for United States persons after deduction of deductible expenses allocable to such effectively connected dividend, gain or income. In addition, if such a non-United States holder is a foreign corporation, it may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, as adjusted for certain items, unless a lower rate applies under a United States income tax treaty with the non-United States holder’s country of residence. For this purpose, dividends, gain or income in respect of a share or ADS will be included in earnings and profits subject to the branch profits tax if the dividend, gain or income is effectively connected with the conduct of the United States trade or business of the non-United States holder.

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

     Any amounts withheld under the backup withholding rules from a payment to a holder will be allowed as a refund or a credit against such holder’s United States federal income tax, provided that the holder has complied with applicable reporting obligations.

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

     Taxation of PrimaCom. From January 1, 2001 PrimaCom is subject to corporate income tax at a rate of 25%. For the tax year 2003 the corporate income tax rate is 26.5 % due to the “Flutopfersolidaritätsgesetz”

(Solidarity Act for Flood Victims) This tax rate applies whether or not profits are distributed. Certain foreign-source earnings are exempted from corporate income tax. Effective in the 2002 tax year, dividends received by a corporation, and profits it derives from the disposal of shares in corporations, will also be exempted from corporate income tax.

     In addition, German corporations are subject to a profit-related trade tax, the exact amount of which depends on, among other things, the municipalities in which the corporation maintains branches. Trade tax on income is deductible as an operating expense for corporate tax assessment purposes.

     In so far as the classification of PrimaCom’s capital for corporate income tax purposes at December 31, 2000, reduced by ordinary distributions of profits for previous years, still includes equity components which were subject to corporate income tax in previous tax years at a rate of 45% or 40%, respectively, then such equity components will be carried forward in the form of a corporate income tax credit. The tax credit amounts currently to one-sixth of the final balance of the equity component taxed at a rate of 40% (EK 40-Endbestand).

     In the case of dividend distributions paid in the years 2002 to 2016, which are deemed to have been paid out of the EK 40-Endbestand, both the corporate income tax and the corporate income tax credit are reduced by one-sixth of the respective EK 40-Endbestand distributed. Corporate income tax credits which have not been realized by 2016 will lapse. If certain tax-free profits originating prior to 2001 are distributed within this 15-year period, they will be subject to additional taxation at the level of the corporation. Currently, this regime regarding the distribution of EK 40-Endbestand is in the process of being changed by the Federal Government. While details regarding the new regulations change monthly, it seems to be clear that the use of the EK 40-Endbestand will be restricted in the future. Possibly a minimum tax of the distributing corporation will be implemented.

     Taxation of dividends—Dividends from profits earned since January 1, 2001. In general, only half of the dividends paid to individual shareholders will be subject to income tax (the “half-income-method” (Halbeinkünfteverfahren)) plus 5.5% surtax thereon. Correspondingly, only half of the expenses associated with each shareholder’s participation are tax deductible. Dividends which are considered to be repayments of capital for tax purposes are completely tax-free, provided that the individual shareholder does not hold a substantial participation as defined below (as of January 1, 2002, a participation of 1% or more is considered substantial; see “—Taxation of dividends—Disposals from January 1, 2002”).

     However, dividend payments to individual shareholders resident in Germany (i.e., having their domicile or habitual abode in Germany) and whose shares are held as private assets are generally tax-exempt, provided that the dividend payments and the shareholders’ other investment income, less half the actual income-related expenses (or blanket deduction for income-related expenses of €51 or €102 for married couples filing jointly), do not exceed the tax-free savers’ tax allowance of €1,550 or €3,100 for married couples filing jointly). A 5.5% surtax is levied on the assessed income tax of the shareholder.

     If the shareholder is a corporation with its statutory seat or place of management in Germany, dividends received will not be subject to corporate income tax. If the shareholder is a bank or financial services institution within the meaning of Sec. 1 para. 12 of the German Banking Act, and the shares are accounted for in the trading books (Handelsbuch), then dividends are fully taxable. This is also true with respect to shares of a finance company (as defined by the Banking Act) purchased with the aim of making short-term gains on such company’s own account. The same rules apply to banks, financial services institutions and finance companies having their seat in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area. An exemption of dividend income from trade tax is only granted if, at the beginning of the year, the shareholder held at least 10% of the registered share capital of the corporation distributing such dividends.

     German corporations must withhold, on behalf of their shareholders, tax (capital yield tax) at a rate of 20.0% plus a 5.5% surtax thereon, representing a total rate of 21.1% of the amounts distributed, irrespective of whether the dividends are fully or partially tax-exempt to the shareholders. The withholding tax is credited or refunded upon the shareholder’s tax assessment on income.

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

     The half-income-method is, as a rule, also applied to individual shareholders not resident in Germany. Dividend income of corporations not resident in Germany is, in principle, tax-exempt. It is, however, at present not clear whether this is also true if the shares are not held as part of the assets of a permanent establishment (including a permanent representative) or a fixed base in Germany, or whether, in these cases, capital yield tax will be levied. Capital yield tax will be levied, at least initially, at a rate of 20% (plus surtax thereon) on the full amount of the dividends. It remains to be seen whether and how capital yield tax withheld will be refunded, either fully or in part, in so far as the refund exceeds the amount provided for in the applicable double taxation treaty, if any. Most German double taxation treaties provide for a reduction of capital yield tax to 15% for dividend distributions to shareholders whose shares are not held as part of the assets of a permanent establishment in Germany and who are resident in a country which is party to a double taxation treaty with Germany. The withholding tax is reduced by refunding to the shareholder the difference between the total amount withheld, including solidarity surcharge, less the withholding tax actually owed according to the applicable double taxation treaty upon the shareholder’s application to the Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn).

     Forms for refund requests can be obtained from the German tax authorities or from German embassies and consulates in various countries. Most double taxation treaties provide for a further reduction of capital yield tax on dividends distributed to corporations not resident in Germany which hold at least 25% (in some cases at least 10%) of the shares or, under some treaties, voting shares of the distributing corporation. The same rule applies to dividends distributed to parent companies resident in the European Community within the meaning of EC Directive 90/435/EEC of the Council of July 23, 1990 (the “Parent-Subsidiary Directive”). Where dividends are distributed to EU parent companies, upon request and provided that further requirements are met, either the reduced withholding tax rate can be applied at the time of distribution or the withholding tax may not have to be withheld at all.

     If an individual shareholder holds shares as part of the business assets of a permanent establishment in Germany, and the shareholder holds less than one-tenth of the distributing company’s share capital at the beginning of the calendar year in which the dividend is paid, then such dividends will be subject to trade tax in full, regardless of whether the shareholder is resident in Germany.

     Taxation of capital gains—Disposals from 2002 onwards. The taxation of capital gains from the disposal of shares in a corporation whose fiscal year corresponds to the calendar year are subject to considerable changes beginning in 2002.

     Half of the capital gains derived from the disposal of shares held by a shareholder resident in Germany as part of business assets or by a shareholder not resident in Germany as part of the assets of a permanent establishment or a fixed base in Germany are taxable at the standard rates.

     Half of the capital gains derived from shares held by shareholders resident in Germany as part of their private assets are, however, only subject to tax if the shares are sold within one year after their acquisition or after the expiration of this period if the shareholder, at any time during the five years immediately preceding the disposal, directly or indirectly held at least 1% of the nominal capital in the corporation (referred to as a “substantial participation”). If the shareholder acquired the shares gratuitously, the participations of the previous owner as well as the time he has held the shares will also be taken into account.

     Capital gains from the disposal of shares of a non-resident shareholder whose shares do not form part of the assets of a permanent establishment or a fixed base in Germany are only subject to tax if, at any time during the five years immediately preceding the disposal, the shareholder has directly or indirectly held at least 1% of the nominal capital of the subject corporation. Most double taxation treaties to which Germany is a party provide for a complete exemption from German taxation in this case. When determining the respective participation rate, participations held prior to the effective date of the legal changes will also be taken into account.

     Capital gains of shareholders subject to corporate income tax will, as a rule, be tax-exempt. The deductibility of losses from the disposal of shares will be further limited or totally excluded.

     If the shareholder is a bank or financial services institution within the meaning of Sec. 1 para. 12 of the German Banking Act, and if the shares disposed of are accounted for in the trading books (Handelsbuch), any capital gains will be fully taxable. The same rule will apply if the shares disposed of were acquired by a finance company within the meaning of the Banking Act with the aim of realizing short-term profits for such company’s own account. This is also true for banks, financial services institutions and finance companies having their seat in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area.

     Please be aware that it is currently planned that all capital gains realized as a result of the disposal of assets, including shares, will be subject to income taxation of private individuals. A special tax rate of 15% shall be applicable to such profits, unless the capital gains are already subject to taxation as a result of the above-mentioned 1% rule, in which case such rule supersedes the new rules of taxation. In either case 50% of the capital gains resulting from the disposal of shares remain tax free. However, such plans are not yet final, but are rather pending legislation and it is not yet clear whether or not the proposed rules will come into effect. With respect to non-resident shareholders, please keep in mind that most double taxation treaties to which Germany is a party provide for an exemption from German taxation.

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

     F.     Dividends and Paying Agents

     Not applicable.

     G.     Statement by Experts

     Not applicable.

     H. Documents on Display

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission. These materials, including this annual report and the exhibits thereto, may be inspected and copied at the Commission’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission’s regional offices at 500 West Madison Street, Suite 1400,Chicago, Illinois 60661, and 233 Broadway New York, New York 10279. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330. The Commission also maintains a web site at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission.

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

Interest Rate Sensitivity
Principal (Notional) Amount by Expected Maturity
Average Interest Rate/Cap Strike Price

								Fair Value
								December
	2003	2004	2005	2006	2007	Thereafter	Total	31, 2002

Variable-Rate Revolving Credit Facility (€ in thousands) Floating Rate Index LIBOR plus 0.75% - 2.50%	—	—	28,045	62,500	78,125	328,125	496,795	496,795
Interest Rate Derivative
Financial Instruments
Related to Variable-Rate
Revolving Credit Facility
Interest Rate Floors/Caps (€ in thousands)
Notional Amount	425,000
Average Strike Rate(1)	5.29%
Average Floor Rate(2)	3.76%							(4.473)

(1)	Average strike rate of interest rate cap agreements.

(2)	Average floor rate as to the €325,000,000 of notional account.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

     Within the 90 days prior to the filing date of this annual report on Form 20-F, we performed an evaluation, under the supervision and with the participation of our management, of the effectiveness and design and operation of our disclosure controls and procedures. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in our annual report on Form 20-F and filed with the Securities and Exchange Commission is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management concluded that our disclosure controls and procedures are effective. Since the date of the evaluation, there have been no significant changes in our internal controls or in other factors that could significantly affect the controls. Therefore, no corrective actions were taken.

ITEM 16.	[RESERVED]

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Exhibit

3.1	English translation of the Articles of Association
3.2	Standing Orders for the Management Board
3.3	Rules for Procedure of the Supervisory Board
8.1	List of subsidiaries
13.1	Certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMACOM AG

/s/ Jens Kircher Name: Jens Kircher Title: Member of the management board

/s/ Stefan Schwenkedel Name: Stefan Schwenkedel Title: Member of the management board

Date: March 28, 2003

CERTIFICATION

     I, Stefan Schwenkedel, fulfilling functions of the principal executive officer, and principal financial officer, certify that:

1.     I have reviewed this annual report on Form 20-F of PrimaCom AG;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules l3a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: March 28, 2003

/s/ Stefan Schwenkedel Stefan Schwenkedel

Chief Financial Officer and fulfilling functions of principal executive officer

I, Jens Kircher, fulfilling functions of the principal executive officer, certify that:

1.     I have reviewed this annual report on Form 20-F of PrimaCom AG;

2.     Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.     Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.     The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules l3a-14 and 15d-14) for the registrant and have:

a.	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;
b.	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
c.	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.     The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (or persons performing the equivalent function):

a.	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and
b.	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.     The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

     Date: March 28, 2003

/s/ Jens Kircher

Jens Kircher
Chief Operating Officer and Fulfilling functions of principal executive officer

Report of Independent Auditors

To the Board of Directors,
PRIMACOM AG

     We have audited the accompanying consolidated balance sheets of PrimaCom AG and subsidiaries as of December 31, 2000, 2001 and 2002 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PrimaCom AG and subsidiaries at December 31, 2000, 2001 and 2002 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

     As disclosed in the Note 2 to the consolidated financial statements, in 2002, the Company adopted statement of Financial Accounting Standards No.142, Goodwill and Other Intangible Assets. Accordingly, the Company ceased amortizing goodwill and indefinite lived intangible assets as of January 1, 2002.

/s/ ERNST & YOUNG ERNST & YOUNG Deutsche Allgemeine Treuhand AG

Frankfurt, Germany
March 28, 2003

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Years ended December 31,

	2000	2001	2002	2002

	Euro	Euro	Euro	U.S.$
				(unaudited)
Revenues	124,343	165,496	182,042	190,872
Operating costs and expenses:
Operations	30,794	44,195	48,460	50,810
Selling, general and administrative	27,981	37,630	39,101	40,998
Corporate overhead	17,219	14,929	12,976	13,605
Debt refinancing	—	—	2,432	2,550
Depreciation and amortization	75,530	118,360	95,943	100,597

Total	151,524	215,114	198,912	208,560

Operating loss	(27,181)	(49,618)	(16,870)	(17,688)
Interest expense:
Convertible Second Secured Loan non-cash interest	—	—	31,079	32,586
Other bank interest and other interest	26,173	62,768	78,342	82,142

Total	26,173	62,768	109,421	114,728
Other income (expense)	1,690	(5,649)	(993)	(1,040)

Loss from continuing operations before income taxes and other items	(51,664)	(118,035)	(127,284)	(133,456)
Income tax benefit (expense)	(4,258)	15,381	(10,980)	(11,514)

Loss from operations before minority interest and equity earnings	(55,922)	(102,654)	(138,264)	(144,970)
Minority interest in net income of subsidiaries	(94)	(88)	(63)	(66)
Equity loss in affiliate	(128)	(420)	—	—

Loss from operations before extraordinary loss and cumulative effect of change in accounting principle	(56,144)	(103,162)	(138,327)	(145,036)
Extraordinary loss, net of income tax	(8,180)	—	—	—
Cumulative effect of change in accounting principle, net of income tax	—	(946)	—	—

Net loss	(64,324)	(104,108)	(138,327)	(145,036)

Loss per share:
Basic and diluted:
Loss from operations	(2.85)	(5.21)	(6.99)	(7.33)
Extraordinary loss	(0.41)	—	—	—
Cumulative effect of change in accounting principle	—	(0.05)	—	—

Net loss	(3.26)	(5.26)	(6.99)	(7.33)

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,

	2000	2001	2002	2002

	Euro	Euro	Euro	U.S.$
				(unaudited)
Cash and cash equivalents	4,643	2,933	802	841
Trade accounts receivable — net	6,796	8,997	6,876	7,209
Other current assets	16,113	10,762	8,735	9,159

Total current assets	27,552	22,692	16,413	17,209
Property and equipment — net	559,581	576,695	520,225	545,458
Goodwill — net	357,754	320,095	359,686	377,132
Customer lists — net	56,067	53,055	47,890	50,213
Deferred income taxe — net	78,700	104,060	93,715	98,262
Other assets	28,722	48,409	47,789	50,107

TOTAL ASSETS	1,108,376	1,125,006	1,085,718	1,138,381

Accounts payable	26,786	25,157	16,147	16,930
Accrued expenses	24,608	32,151	42,847	44,925
Deferred revenue	2,736	2,225	1,610	1,688
Deferred purchase obligations	4,228	10,984	456	478
Sale-leaseback obligations — current	4,341	3,976	2,713	2,845
Related party liabilities	245	—	—	—
Bank and other debt – current	955	554	309	324

Total current liabilities	63,899	75,047	64,082	67,190
Sale leaseback — obligations	9,328	5,617	2,903	3,044
Deferred income taxes	30,531	42,621	82,544	86,549
Convertible Second Secured Loan	—	—	406,079	425,775
Revolving credit facility and other debt	735,236	831,529	496,795	520,892

TOTAL LIABILITIES	838,994	954,814	1,052,403	1,103,450

Minority interest	198	200	273	286
SHAREHOLDERS’ EQUITY
Common stock – €2.56 par value
Authorized – 31,692,792
Issued – 19,786,052	50,582	50,582	50,582	53,036
Additional paid-in capital	354,838	359,754	361,131	378,647
Accumulated deficit	(136,236)	(240,344)	(378,671)	(397,038)

TOTAL SHAREHOLDERS’ EQUITY	269,184	169,992	33,042	34,645

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,108,376	1,125,006	1,085,718	1,138,381

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

		Additional		Total
	Registered	Paid-In	Accumulated	Shareholders’
	Capital	Capital	Deficit	Equity

	Euro	Euro	Euro	Euro

Balance at December 31, 1999	50,435	350,067	(71,912)	328,590
Issuance of shares in acquisition	179	1,543	—	1,722
Merger with AGFB	(32)	(330)	—	(362)
Stock option compensation	—	3,558	—	3,558
Net loss	—	—	(64,324)	(64,324)

Balance at December 31, 2000	50,582	354,838	(136,236)	269,184
Release of contingent value rights	—	1,063	—	1,063
Stock option compensation	—	3,853	—	3,853
Net loss	—	—	(104,108)	(104,108)

Balance at December 31, 2001	50,582	359,754	(240,344)	169,992
Stock option compensation	—	1,377	—	1,377
Net loss	—	—	(138,327)	(138,327)

Balance at December 3, 2002	50,582	361,131	(378,671)	33,042

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,

	2000	2001	2002	2002

	Euro	Euro	Euro	U.S.$
				(unaudited)
Operating Activities
Net loss	(64,324)	(104,108)	(138,327)	(145,036)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	75,530	118,360	95,943	100,597
Amortization of financing fees and other	6,064	4,072	6,991	7,330
Amortization of deferred revenue	(29,076)	(18,018)	(16,527)	(17,329)
Non-cash interest expense — Convertible Second Secured Loan	—	—	31,079	32,586
Gain on sale of equity investment	(1,689)	—	—	—
Loss on write-off of equity investment	—	1,452	—	—
Write-off of capitalized financing fees	8,180	—	14,696	15,409
Stock option compensation expense	3,558	3,853	1,377	1,444
Deferred income taxes	3,000	(13,270)	10,980	11,514
Other	230	200	78	80
Changes in assets and liabilities, net of effects of business acquisitions and disposition:
Trade accounts receivable	(750)	(1,311)	2,122	2,225
Other assets	(13,849)	5,113	5,081	5,327
Accounts payable	11,988	(1,675)	(9,010)	(9,448)
Accrued expenses	(6,079)	3,512	10,696	11,215
Deferred revenue	18,902	17,141	15,912	16,685

Net cash provided by operating activities	11,685	15,321	31,091	32,599

Investing Activities
Acquisitions of businesses and networks, net of cash acquired	(288,338)	(15,878)	(375)	(393)
Purchases of property and equipment	(99,817)	(68,636)	(36,861)	(38,649)
Proceeds from sale of businesses	—	2,850	—	—
Proceeds from sale of property and equipment	396	1,112	224	235

Net cash used in investing activities	(387,759)	(80,552)	(37,012)	(38,807)

Financing Activities
Proceeds from credit facilities	995,388	95,000	42,000	44,037
Proceeds from term loan	—	—	375,000	393,189
Repayments of bank debt and credit facilities	(600,351)	—	(375,000)	(393,189)
Payments of other financing fees	(25,753)	(25,001)	(22,211)	(23,288)
Repayments of related party liabilities	—	(245)	—	—
Repayments of sale-leaseback obligations	(3,582)	(4,382)	(3,977)	(4,170)
Payments of deferred purchase obligations	(968)	(3,072)	(10,043)	(10,530)
Other	7,616	1,221	(1,979)	(2,075)

Net cash provided by financing activities	372,350	63,521	3,790	3,974

Net decrease in cash and cash equivalents	(3,724)	(1,710)	(2,131)	(2,234)
Cash and cash equivalents at beginning of year	8,367	4,643	2,933	3,075

Cash and cash equivalents at end of year	4,643	2,933	802	841

See accompanying notes to consolidated financial statements.

1.	BASIS OF PRESENTATION

PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda, also German stock corporations, had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to The Netherlands.

Prior to December 31, 1999, the Company prepared and reported its consolidated financial statements in Deutsche Marks (“DM”). With the introduction of the Euro (“€” or “Euro”) on January 1, 1999, the Company has presented the accompanying consolidated financial statements in Euro. Accordingly, the Deutsche Mark consolidated financial statements for prior periods have been restated into Euro using the official fixed conversion rate of €1.00 = DM 1.95583. The consolidated financial statements will, however, not be comparable to the Euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Mark. All amounts herein are shown in Euros and for the year ended December 31, 2002 are also presented in U.S. dollars (“$”), the latter being unaudited and presented solely for the convenience of the reader at the rate of €0.95374 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York as per December 31, 2002. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Principles

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Consolidation

The consolidated financial statements include the accounts of PrimaCom and its majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash Equivalents

All highly liquid investments purchased with an original maturity of three months or less are considered cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrated credit risks consist primarily of cash and trade receivables. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company’s customer base. The Company maintains most of its cash and cash equivalents at international financial institutions in Germany and the Netherlands.

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

Repairs and maintenance are generally charged to expense during the financial period in which they are incurred.

In 2000, 2001 and 2002, the Company capitalized €2,645,000, €3,093,000 and €3,676,000, respectively, of interest costs related to the construction of networks.

Goodwill and Customer Lists

Goodwill represents the excess of cost over the fair value of net assets of acquired businesses and, for acquisitions prior to July 1, 2001, was amortized using the straight-line method over an average life of approximately 12 years. In June 2001, the Financial Accounting Standards Board issued SFAS No.141, Business Combinations, effective for acquisitions initiated on or after July 1, 2001, and No.142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No.142 requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives. Accumulated amortization for goodwill at December 31, 2000, 2001 and 2002 was €53,121,000, €95,739,000 and €95,739,000, respectively.

On January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. As a result, goodwill is no longer amortized but rather is tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

Upon adoption of SFAS No. 142, the Company performed the first of the required impairment tests. Based on the results of that test, goodwill was not determined to be impaired. Additionally, the Company performed the first of the required annual impairment tests as of October 1, 2002. As a result of that test, goodwill was not determined to be impaired.

The Company determined fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in a need to adjust the determination of fair value.

The following table presents net loss per share as if the provisions of SFAS No. 142 had been applied as of January 1, 2001:

	December 31, 2002

	2000	2001	2002

Net loss: (€ in thousand)
Reported net loss	(64,324)	(104,108)	(138,327)
Goodwill amortization	26,305	35,057	—
Goodwill impairment charge	—	7,654	—
Adjusted net loss	(38,019)	(61,397)	(138,327)
Basic and diluted loss per share (in €):
Reported basic and diluted loss per share	(3.26)	(5.26)	(6,99)
Goodwill amortization	1,33	1.77	—
Goodwill impairment charge	—	0.39	—
Adjusted basic and diluted loss per share	(1,93)	(3.49)	(6,99)

     Customer lists were acquired by the Company in 2000 and 2001 primarily as part of the Multikabel and Quicknet B.V. acquisitions, respectively. The changes in the carrying value of customer lists for the year ended December 31, 2002 are as follows:

	December 31, 2002

	2000	2001	2002

			(€ in thousands)
Customer lists:
Acquisition cost January 1,	—	57.267	59.240
Additions	57.267	1.973	—
Disposals	—	—	—
Accumulated amortization December 31,	(1.200)	(6.185)	(11.350)

Net carrying amount December 31,	56.067	53.055	47.890

Impairment of Long Lived and Identifiable Intangible Assets

     The Company records impairment losses on long-lived assets used in operations when events and circumstances indicate that the assets might be impaired and undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those assets.

     During 2001, due to weak economic conditions of the cable television market in Germany and recent decline in the Company’s share price, the Company determined that certain long-lived assets relating to specific regional locations in the Company’s German business segment might not be recoverable. As a result, the Company calculated as required by Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of” (SFAS No. 121) the undiscounted cash flows attributable to these long-lived assets, which included goodwill, and compared this total to the carrying value of the long-lived assets. Based on this comparison, the Company determined that these assets were no longer fully recoverable since the total undiscounted cash flows were less than its carrying value.

     As a result, the Company, using a discounted cash flow method, calculated the fair value of these assets and recorded a charge, which is included in depreciation and amortization expense, of €7,654,000 to reduce the carrying value of goodwill to its fair value.

     During 2002, due to the continued weak economic conditions of the cable television market in Germany, the Company determined that certain long-lived assets relating to specific regional locations in the Company’s German business segment might not be recoverable. As a result, the Company calculated as required by Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (SFAS No. 144) the undiscounted cash flows attributable to these long-lived assets, which excluded goodwill, and compared this total to the carrying value of the long-lived assets. Based on this comparison, the Company determined that these assets were no longer fully recoverable since the total undiscounted cash flows were less than its carrying value.

As a result, the Company, using a discounted cash flow method, calculated the fair value of these assets and recorded a charge, which is included in depreciation and amortization expense, of €12,944,000 to reduce the carrying value of cable network assets to its fair value. In calculating fair value based on discounted cash flows, the Company makes significant estimates regarding the number of years of future cash flows, discount rates, and revenues, costs, and expenses in future periods. The number of years of future cash flows were based on the remaining useful life of the underlying assets, discount rates were determined based on market discount rates, and revenues, costs and expenses were based on the Company’s business plan.

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred advertising costs in 2000, 2001 and 2002 totaling €4,271,000, €3,667,000 and €2,769,000, respectively.

Stock Options

The Company accounts for its stock option plans in accordance with Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123). In accordance with SFAS No. 123, compensation expense is recognized over the vesting period based on the fair value of all stock-based awards on the date of the grant.

Income Taxes

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

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximates their fair value based on the short-term maturities of these instruments. Due to the continued weak economic conditions of the cable market in Germany and The Netherlands, the Company believes that it currently is unable to refinance the bank and other debt and therefore cannot determine its fair value. However, based upon the recent refinancing that was completed in mid 2002, the Company maintains as per yearend 2002 approximately 55% of its bank debt with interest marked to EURIBOR and LIBOR rates and therefore the Company believes that the carrying value of this portion of bank debt approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior years have been reclassified to conform with the 2002 consolidated financial statement presentation.

3.	SIGNIFICANT ACQUISITIONS

2000 Acquisitions

On January 1, 2000, the Company purchased cable television networks from Regionalservice Kabelfernsehen GmbH (“REKA”) for total consideration of approximately €3,323,000. The networks acquired from REKA passed approximately 7,039 homes and served approximately 5,889 customers at the time of the acquisition.

On January 1, 2000, the Company purchased cable television networks from Ver.Di neue Medien GmbH (“Ver.Di”) for total consideration of approximately €1,659,000. The networks acquired from Ver.Di passed approximately 4,682 homes and served approximately 4,682 customers at the time of the acquisition.

On June 16, 2000, the Company acquired 26% of the shares of MainzKom Telekommunikation GmbH (“MainzKom”) for total consideration of approximately €1,150,000. MainzKom is a city carrier with approximately 90 kilometers of fiber optic lines in Mainz and Wiesbaden, Germany.

On July 1, 2000, the Company purchased cable television networks from Antennendienst Cabel Tec GmbH (“ADCT”) for total consideration of approximately €5,931,000. The networks acquired from ADCT passed approximately 9,600 homes and served approximately 7,320 customers at the time of the acquisition.

On August 1, 2000, the Company acquired the shares of Steinert und Kühn GmbH & Co. KG (“S&K”) for total consideration of approximately €1,964,000. S&K passed approximately 5,200 homes and served approximately 5,100 customers at the time of the acquisition.

On September 18, 2000, the Company acquired the shares of N.V. Multikabel (“Multikabel”), a cable television operator based in the Netherlands, for total cash consideration of approximately €250,600,000 (including acquisition expenses) and the assumption of approximately €124,300,000 of Multikabel debt, which was refinanced by the Company. Multikabel passed approximately 318,000 homes and served approximately 297,000 customers at the time of the acquisition.

On October 1, 2000, the Company purchased cable television networks from Pfalzwerke AG (“Pfalzwerke”) for total consideration of approximately €4,581,000. The networks acquired from Pfalzwerke passed approximately 11,068 homes and served approximately 6,400 customers at the time of the acquisition.

On October 1, 2000, the Company acquired the shares of Komco Kommunikationstechnik GmbH (“Komco”) for total consideration of approximately €7,158,000. Komco passed approximately 19,573 homes and served approximately 15,900 customers at the time of the acquisition.

On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH (“Kutz”) for total consideration of approximately €1,180,000. Under the terms of the purchase agreement, the Company and Kutz both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of Kutz for total consideration of approximately €3,415,000, which is recorded in deferred purchase obligations as of December 31, 2001. On March 4, 2002, the former Kutz shareholders exercised their option to sell the remaining 49% of its Kutz shares to the Company. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

On October 25, 2000, the Company acquired the shares of Televis Grimma GmbH (“Televis”) for total cash consideration of approximately €10,819,000 and the future issuance of 70,000 PrimaCom shares, which at the time of the acquisition had a market value of approximately €1,722,000, based on the closing price on the Neuer Markt. Televis passed approximately 27,000 homes and served approximately 24,000 customers at the time of the acquisition. Upon registration of the shares in February 2001, the 70,000 PrimaCom shares were issued to Televis.

On December 31, 2000, the Company acquired the shares of Süweda Betriebsgesellschaft für Kabelkommunikation im Saarland Kabelprojekt Friedrichsthal KG (“Friedrichsthal”), which was partially owned by Wolfgang Preuss, a shareholder of the Company for total consideration of €3,153,000. Friedrichsthal serviced approximately 3,100 customers at the time of the acquisition.

All acquisitions have been accounted for under the purchase method of accounting and accordingly the results of operations of the acquired business have been included in the consolidated financial statements since the respective dates of acquisition. The 2000 acquisitions resulted in goodwill of €143,552,000 (€129,473,000 for the Multikabel acquisition), and customer lists of €57,267,000 for the Multikabel acquisition. The goodwill and customer lists are being amortized over 12 years.

The following unaudited proforma information for the years ended December 31, 1999 and 2000 assumes the aforementioned 1999 and 2000 acquisitions occurred on January 1, 1999:

	1999	2000

Revenues (€ in thousands)	134,708	152,706
Net loss (€ in thousands)	(64,713)	(88,253)
Net loss per share (€)	(3.38)	(4.47)

                  2001 Acquisitions

On January 1, 2001, the Company acquired the shares of Grossgemeinschafts-Antennenanlangen Lizenz und Betriebs GmbH (“GGA”) for total consideration of approximately € 2,213,000. GGA passed approximately 5,000 homes and served approximately 4,212 cable television subscribers at the time of the acquisition.

On January 1, 2001, the Company acquired the shares of Telekommunikations GmbH Kirchheimbolanden (“TKK”) for total consideration of approximately € 1,000,000. TKK passed approximately 4,120 homes and served approximately 1,790 cable television subscribers at the time of the acquisition.

On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhüttenstadt, (“TKE”) for total consideration of approximately € 26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately €7,414,000. The Company advanced approximately €2,045,000 to the shareholders of TKE and the remaining purchase obligation amounting to approximately €5,369,000 is recorded in deferred purchase obligations as of December 31, 2001. On October 2, 2002 the former TKE shareholders exercised their option to sell its remaining 49% shares of TKE to the Company for cash consideration of approximately €4,869,000 and forgiveness of approximately €500,000 in loans receivable. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

On April 1, 2001, the Company purchased cable television networks from Kabelfernsehen Zwenkau GmbH (“Zwenkau”) for total consideration of approximately €1,127,000. The networks acquired from Zwenkau passed approximately 2,800 homes and served approximately 2,250 cable television subscribers at the time of the acquisition.

On July 1, 2001, the Company purchased cable television networks from MULTICOM GmbH (“MultiCom”) for total consideration of approximately €1,024,000. The networks acquired from MultiCom passed approximately 1,335 homes and served approximately 1,335 cable television subscribers at the time of the acquisition.

On July 1, 2001, the Company acquired the shares of QuickNet, a subsidiary of Sonera Plaza Netherlands B.V. for approximately €8,400,000. Concurrent with the acquisition, PrimaCom sold a portion of the business to Chello Broadband N.V. for approximately €2,850,000. QuickNet provided high speed Internet access services to approximately 40,000 subscribers in The Netherlands. Approximately 18,000 of QuickNet’s

subscribers have already been served by PrimaCom’s broadband networks.

On August 1, 2001, the Company acquired 51% of the shares of EBH Service GmbH (“EBH”) for total consideration of approximately €26,000. Under the terms of the purchase agreement, the Company and EBH both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of EBH for total consideration of approximately €956,000. The Company advanced approximately €865,000 to the Shareholders of EBH and the remaining purchase obligation amounting to approximately €91,000 was recorded in deferred purchase obligations as of December 31, 2001. On January 9, 2002, the former EBH shareholders exercised their option to sell its remaining 49% shares of EBH to the Company. EBH passed approximately 2,330 homes and served approximately 2,150 customers at the time of the acquisition.

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

As a result, depreciation and amortization expense in 2001 is €385,000 higher, deferred purchase obligations are €8,875,000 higher and long-lived assets are €11,820,000 higher.

The following unaudited proforma information for the years ended December 31, 2000 and 2001 assumes the aforementioned 2000 and 2001 acquisitions occurred on January 1, 2000:

	2000	2001

Revenues (€ in thousands)	137,949	172,722
Net loss (€ in thousands)	(57,603)	(103,694)
Net loss per share (€)	(2.92)	(5.24)

4.	INVESTMENTS

Throughout 2001, the Company was actively pursuing the sale of its MainzKom investment. On March 22, 2002, the Company sold its investment in MainzKom for €562,000 to a third party. As a result, in 2001, the Company recorded a charge to other expense of €1,452,000 to write-down this investment to the agreed upon sales price.

5.	UPC

On March 29, 2001, the Company entered into an agreement with United Pan-European Communications N.V. (“UPC”), its largest shareholder, to combine certain cable operations. On December 14, 2001, due to significant changes in market conditions, the companies announced that they had agreed to terminate the agreement effective December 15, 2001. Due to the termination of the merger, the Company wrote-off approximately €4,938,000 of capitalized costs to other expense in 2001.

6.	ACCOUNTS RECEIVABLE

Trade accounts receivable consists of the following:

	December 31,

	2000	2001	2002

	(€ in thousands)
Trade accounts receivable — gross	8,376	10,881	12,994
Allowance for doubtful accounts	(1,580)	(1,884)	(6,118)

Trade accounts receivable — net	6,796	8,997	6,876

     Accounts receivable are reported net of allowance for doubtful accounts. The allowance for doubtful accounts reflects management’s best estimate of probable losses inherent in the account receivable balance. Management determines the allowance based on known troubled accounts, historical experience, and other currently available evidence. A summary of activity in the allowance for doubtful accounts is as follows:

	December 31, 2002

	2000	2001	2002

	(€ in thousands)
Allowance for doubtful accounts:
Balance at the beginning of the year	1.662	1.580	1.884
Charged to cost and expenses	799	1.544	4.243
Write-offs and other	(881)	(1.240)	(9)

Balance at the end of the year	1.580	1.884	6.118

7.	PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	December 31,

	2000	2001	2002

	(€ in thousands)
Cable television networks	630,088	726,237	770,868
Equipment and fixtures	54,658	55,838	56,624
Land and buildings	4,227	4,281	4,378
Other	10,878	14,306	15,010
Construction in progress	52,832	37,400	23,923

Total	752,683	838,062	870,803
Less accumulated depreciation	(193,102)	(261,367)	(350,578)

Property and equipment — net	559,581	576,695	520,225

Depreciation expense on property and equipment was €46,727,000, €69,722,000 and €90,154,000 for 2000, 2001 and 2002, respectively. In 2002, depreciation expense includes approximately €12,944,000 for an impairment charge of cable networks.

8.	SALE-LEASEBACK

In March and October 1993, the Company entered into two master lease agreements governing the terms of the majority of its cable network sale and leaseback transactions. Under the March 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.6% of the original sales price. At the end of the lease term, the Company has the option to extend leases under this agreement for one year or to repurchase the cable networks at the higher of 10.0% of the original sales price or the recorded net book value on the lessor’s books. Under the October 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.5% of the original sales price. The lessor has the right to require the Company to repurchase the cable networks at the end of the lease term at an amount equal to approximately 11.5% of the original sales price. If the purchase option is not exercised, the lease automatically renews for an additional three years.

	December 31,

	2000	2001	2002

	(€ in thousands)
Borrowings under sale-leaseback obligations	13,669	9,593	5,616
Current portion thereof	4,341	3,976	2,713

Non-current portion	9.328	5.617	2.903

Future minimum payments under capital leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2002:

(€ in
thousands)

2003	3,143
2004	1,536
2005	1,073
2006	607
2007	28

Total minimum lease payments	6,387
Less interest	(771)

Present value of minimum capitalized lease payments	5,616

Assets under capital leases are included within property and equipment as follows:

	December 31,

	2000	2001	2002

	(€ in thousands)
Cable television networks Cable television networks	27,991	29,320	29,320
Less accumulated depreciation Cable television networks	(12,329)	(14,721)	(17,168)

Cable television networks—net	15,662	14,599	12,152

Depreciation expense on assets recorded under capital leases approximated, €2,091,000, €2,392,000 and €2,447,000 in 2000, 2001 and 2002, respectively.

9.	BANK AND OTHER DEBT

Bank and other debt consist of the following:

	December 31,

	2000	2001	2002

	(€ in thousands)
Borrowings under Senior Facility	727,500	822,500	489,500
Convertible Second Secured Loan	—	—	406,079
Overdrafts	7,736	9,029	7,295
Other	955	554	309

Total bank and other debt	736,191	832,083	903,183
Less current portion thereof	955	554	309

Bank and other debt	735,236	831,529	902,874

     On September 18, 2000, in connection with the acquisition of Multikabel, the Company refinanced and cancelled its existing bank facility and wrote-off the unamortized portion of the fees and expenses associated with the canceled bank facility. The associated write-off resulted in an extraordinary loss of €8,180,000 net of tax.

     In connection with this refinancing, the Company entered into a credit facility (hereafter the “Facility”) with a number of banks. The total aggregate amount of the Facility was €1,000,000,000, comprised of a €985,000,000 Revolving Credit Facility and a €15,000,000 Overdraft Facility.

     Under the terms of the Revolving Credit Facility and the Overdraft Facility, the Company may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable.

     Amounts outstanding under the Revolving Credit Facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.5%, depending on the ratio of total indebtedness of the Company’s subsidiaries to annualized earnings before interest, tax, depreciation and amortization (“EBITDA”).

     The Facility is secured by, among other things, liens on receivables from cable television subscribers, concession agreements, equipment and interests in all shares of PrimaCom’s subsidiaries. In addition, the Facility contains certain covenants, which, among other things, require the Company to maintain specified ratios relating to cash flow and total debt. Furthermore, there are restrictions on incurring debt, encumbering revenues or assets, loaning funds to third parties or assuming liabilities, disposing of properties and paying dividends or making distributions.

     In addition, on September 18, 2000, the Company entered into a €375,000,000 Senior Working Capital Facility. The Senior Working Capital Facility had a term of 10 years. On this date, the Company entered into a Contingent Value Right (“CVR”) Agreement, which was a condition precedent to the obligations of the lenders under the Senior Working Capital Facility. Pursuant to the CVR Agreement, the Company is required, if requested on or before September 18, 2010, to make a payment in either cash or the Company’s common shares to the holders of each CVR Certificate equal to the difference between the market price of a share of common stock of PrimaCom on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equaled five percent of the outstanding number of shares of the Company. The total amount of CVR’s to be issued under this assignment was 989,300.

     In connection with the release of CVR’s on September 30, 2001 and December 31, 2001, the Company recorded €1,063,000 to other assets and additional paid in capital for the fair value of the CVR’s on those dates. The amount capitalized in other assets will be amortized as bank debt interest straight-line over the remaining life of the Senior Working Capital Facility. Amortization expense relating to CVR’s included in other assets was approximately €19,000 and €147,000 in 2001 and 2002, respectively.

     In 2001, the Company received commitments from groups of international banks to amend its existing €1,000,000,000 Facility and €375,000,000 Senior Working Capital Facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately €7,813,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately €6,875,000. In 2001 and 2002, the Company incurred fees totaling approximately €14,688,000 and €7,388,000, respectively, in connection with these amendments.

     On March 26, 2002, the Company completed the modification of its €1,000,000,000 Facility and the €375,000,000 Senior Working Capital Facility. The terms and conditions were renegotiated subject to the approval of the Company’s shareholders. Bank fees for the modification in 2002 amounted for €15,284,000. On June 5, 2002, the shareholders approved the modification of the Facility and Senior Working Capital Facility.

     In connection with the modification of the €1,000,000,000 Facility and €375,000,000 Senior Working Capital Facility, the CVR’s with March 31, 2002 and June 30, 2002 release dates were canceled. The CVR’s, which were released on September 30, 2001 and December 31, 2001, can be converted to bonds with attached warrants with the same economic benefit to the holders as the CVR’s. Therefore, the carrying value of the CVR’s included in other assets and additional paid in capital remain unchanged as a result of the modification.

     The Senior Working Capital Facility was converted into a €375,000,000 Convertible Second Secured Term Loan Facility (“Second Secured Loan”), which was utilized in full and those borrowings were used to repay an equivalent amount of the outstanding borrowings under the €1,000,000,000 Facility. As a result, the lending commitment under the €1,000,000,000 Facility was reduced ahead of the original schedule by the amount of the €375,000,000 payment to €625,000,000. The Second Secured Loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on and after December 31, 2004.

     Under the terms of the modified Facility, the available commitment amount is reduced in quarterly amounts to the amounts reflected below as of December 31 of the years indicated:

Year ended	Commitment Amount

(€ in thousands)
2002	625,000
2003	593,750
2004	531,250
2005	468,750
2006	406,250
2007	328,125
2008	215,625
2009	—

     At December 31, 2002, the Company had issued letters of credit totaling €5,000,000 in connection with acquisitions, which limits the Company’s ability to borrow under the Revolving Credit Facility by an equivalent amount. At December 31, 2002, the Company had unused availability under the Revolving Credit Facility €115,500,000. The interest rates on the Revolving Credit Facility were 5.40% — 5.76% at December 31, 2002.

     At December 31, 2002, the Company had unused availability under the Overdraft Facility of €7,705,000. The interest rate on the Overdraft Facility was 8.25% at December 31, 2002.

     The Second Secured Loan balance bears an interest rate from 18.0% to 20.0% over the term of the loan. As of December 31, 2002, the interest rate was 19.0%, which includes both a cash interest portion and a non-cash interest portion. The Company is required to pay cash interest on a quarterly basis on the principle amount of €375,000,000 at an interest rate of 8.5% as per December 31, 2002. The remaining interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     As of June 5, 2002, the Company had approximately €23,584,000 and €24,515,000 of capitalized debt issuance costs related to the original Facility and Senior Working Capital Facility, respectively. In addition, the Company paid €15,284,000, in fees in connection with March 26, 2002 modification.

     As a result of the modification, the Company recorded a charge of approximately €12,264,000 to interest expense due to the decrease in the borrowing capacity of the Facility commitment. The remaining balance of debt issuance costs related to the Facility of €11,320,000 remained capitalized in other assets and are amortized to interest expense over the remaining term of the Facility. None of the previously capitalized debt issuance costs related to the Senior Working Capital Facility were written off, but instead remained capitalized and will be amortized into interest expense over the term of the Second Secured Loan.

     Of the €15,284,000 in fees paid for the refinancing, the Company capitalized €12,852,000, which will be amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately €2,432,000 paid for certain legal and consulting services for the refinanced Senior Working Capital Facility were recorded as a charge in operating costs and expenses.

     As of December 31, 2000, 2001 and 2002, the Company had net capitalized bank financing fees totaling approximately €19,329,000, €40,906,000 and €39,323,000, respectively, which are included in other assets. These capitalized bank fees are being amortized as bank debt interest over the remaining term of the Facility and Second Secured Loan. Amortization expense for bank financing fees was €743,000, €3,422,000 and €17,812,000, for 2000, 2001, and 2002, respectively.

     Maturities of the bank and other debt for the next five years are:

Year ended	Maturities

(€ in thousands)
2003	309
2004	—
2005	28,045
2006	62,500
2007	78,125
Thereafter	734,204

Total bank and other debt	903,183

	December 31,

	2000	2001	2002

	(€ in thousands)
Cash paid for interest:
Bank and other debt	24,173	55,031	54,556
Sale-leaseback transaction	1,544	1,323	828

	25,717	56,354	55,384

10.	FINANCIAL INSTRUMENTS

All derivative instruments are reported in the consolidated financial statements at fair value. The fair value for all derivative contracts is included in other assets or other liabilities and recorded each period in the statement of operations or other comprehensive income, depending on whether the derivative is designated as effective as part of a hedged item and on the type of hedge transaction. Gains or losses on derivative instruments reported in other comprehensive income must be classified in the statement of operations in the period in which net earnings (loss) are affected by the underlying hedged item and the ineffective portion of all hedges is recognized in other income (expense) in the statements of operations in the current period. These new standards may result in additional volatility in reported earnings (loss), other comprehensive income and accumulated other comprehensive income. These rules became effective for the Company on January 1, 2001. The Company recorded the effect of the transition to these new accounting requirements as a change in accounting principle. The transition adjustment resulted in a loss of €946,000, net of tax, from the cumulative effect of a change in accounting principle. Pro forma amounts for 2000 are not shown as it is not possible to determine such effect.

The Company is exposed to market risk from changes in interest rates which can impact its operating results and overall financial condition. The Company manages its exposure to these market risks through its operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments.

The Company purchased interest rate-cap and floor agreements that limit its exposure to increasing interest rates and are economic hedges of borrowings under its variable-rate revolving credit facility during the next five years. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (“strike price”) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitles the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit (“floor”), effectively limiting the Company’s potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility.

These contracts do not qualify for special hedge accounting and are therefore marked-to-market each period through earnings (loss) as a component of interest expense. Interest expense relating to these the change in fair value of these financial instruments was approximately €2,906,000 and €860,000, in 2001 and 2002, respectively. In 2002, the Company recorded approximately €2,391,000 in additional interest expense for payments to the counter-party as a result of interest rates falling below the floor.

The following table sets forth the status of financial instruments as of December 31, 2002:

						Fair
		Notional			Contract Premium	Value
Effective Date	Termination Date	Amount (T€)	Floor	Strike Price	(T€)	(T€)

June 10, 1999	June 10, 2004	25,000	2.50%	5.50%	*200	(50)
June 22, 1999	June 24, 2004	25,000	—	4.35%	126	(242)
July 20, 1999	July 20, 2004	25,000	—	4.50% - 5.50%	131	(126)
September 20, 1999	September 22, 2004	25,000	2.75%	5.50%	105	(213)
December 18, 2000	December 18, 2003	62,500	4.65%	5.25%	—	(1,165)
December 18, 2000	December 18, 2003	62,500	4.55%	5.50%	—	(1,227)
January 16, 2001	January 16, 2004	50,000	2,50%	—	—	—
January 16, 2001	January 16, 2004	50,000	—	5.50%	—	43
January 16, 2001	January 16, 2004	100,000	3.90%	—	—	(1,493)

*	This contract premium represents an upfront one-time payment for the life of the contract. All other payments are paid annually over the life of the contract.

11.	RELATED PARTY TRANSACTIONS

In October 2000, the merger of Aktiengesellschaft für Beteiligungen an Telekommunikationsunternehmen (“AGFB”) into PrimaCom was registered with the Commercial Register of the Amtsgericht (local court) of Mainz. AGFB’s only significant asset was its holding of 3,750,000 PrimaCom shares, all of which were issued to AGFB shareholders when the merger was consummated. An equivalent number of new PrimaCom shares were issued to AGFB shareholders in the merger, reflecting the exchange ratio of one PrimaCom share for every four AGFB shares.

On December 31, 2000, the Company acquired the shares of Friedrichsthal, which was partially owned by Wolfgang Preuss, a shareholder of the Company.

The Company had a €245,000 loan payable to WVH Wohnungsbau- und Wohnungsbaugenossenschaft Reidenau mbH, a minority shareholder of one of its subsidiaries. The total amount due for this loan was paid on January 10, 2001.

The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company paid Mediakabel digital cable services fees of approximately €1,056,000, €2,575,000 and €2,700,000 in 2000, 2001 and 2002, respectively.

The Company uses services of BFE Nachrichtentechnik GmbH for installation, repair and maintenance of cable networks, which is owned by one of the Company’s significant shareholders. In 2001 and 2002, the Company paid approximately €788,000 and €424,000, respectively, for these services.

12.	INCOME TAXES

For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

The provisions for income tax benefit (expense) consisted of the following:

	Years ended December 31,

	2000	2001	2002

	(€ in thousands)
Current	(1,258)	2,111	—
Deferred	(3,000)	13,270	(10,980)

Total income tax	(4,258)	15,381	(10,980)

The components of loss before income taxes by jurisdiction are as follows:

	Years ended December 31,

	2000	2001	2002

	(€ in thousands)
Germany	(44,410)	(72,380)	(69,744)
The Netherlands	(7,254)	(45,655)	(44,565)

	(51,664)	(118,035)	(114,309)

A reconciliation between the statutory tax rates of 51.8% for 2000 and 37.1% for 2001 and 2002 and the Company’s effective tax rate is as follows:

	Years ended December 31,

	2000	2001	2002

	(€ in thousands)
Computed income tax benefit at statutory rates	31,020	43,825	42,547
Non-deductible interest expense on trade taxes	(2,156)	(4,984)	(7,674)
Change in valuation allowance	(8,290)	(16,870)	(60,382)
Goodwill amortization	(11,280)	(16,024)	—
Change in corporate tax rate	(15,074)	—	—
Finalization of prior year tax returns	—	—	15,907
Other	1,522	9,434	(1,378)

Total income tax (expense) benefit	(4,258)	15,381	(10,980)

In 2000, tax legislation was enacted in Germany lowering the corporate tax rate from 40% to 25%. The Company recorded a non-cash deferred tax charge in 2000 amounting to €15,074,000 as a result of this change in the tax rate.

In 2002, the Company finalized and amended corporate and trade tax returns for certain of its subsidiaries. As a result, the Company recorded a deferred tax benefit of €15,907,000 due to the increase the cumulative tax loss carry forwards and recorded a corresponding valuation allowance.

In 2002, in connection with the finalization of the accounting for the acquisition of its Multikabel subsidiary, the Company recorded additional deferred tax liabilities and goodwill of approximately €39,000,000.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2000, 2001 and 2002 are presented below:

	December 31,

	2000	2001	2002

	(€ in thousands)
Deferred tax assets:
Net operating loss carryforwards	55,109	99,997	149,272
Property and equipment	60,061	55,915	55,344
Financial instruments	—	1,488	1,821
Other	—	—	1,000
	115,170	157,400	207,437
Less — valuation allowance	(36,470)	(53,340)	(113,722)

	78,700	104,060	93,715
Deferred tax liabilities:
Property and equipment	(30,001)	(30,712)	(49,382)
Intangibles	—	—	(14,614)
Financing fees	—	(11,909)	(14,834)
Other	(530)	—	(3,714)

Net deferred tax asset	48,169	61,439	11,171

As of December 31, 2002, the Company had available in Germany combined cumulative tax loss carryforwards for corporate income tax of approximately €316,721,000 and for trade tax of approximately €223,190,000. In addition, the Company had in the Netherlands cumulative tax loss carryforwards of approximately €81,278,000. Under current German and Netherlands tax laws, these loss carryforwards have an indefinite life and may be used to offset future taxable income. Cash paid for income taxes was €1,656,000, and €2,128,000 2000 and 2001. In 2002, no cash was paid for income taxes.

13.	COMMITMENTS

The Company obtains certain programming directly from Kabel Deutschland through various signal delivery contracts. The signal delivery contracts with Kabel Deutschland are generally for a fixed period of time and are subject to negotiated renewal. Under these contracts the Company typically pays Kabel Deutschland either a flat fee or a fee per customer that is determined by reference to a published fee schedule. As of December 31, 2002, the Company had a total commitment of approximately €103,929,000 through 2010, the date upon which the last agreement expires. For the years ended December 31, 2000, 2001 and 2002, total Kabel Deutschland fees expensed amounted to approximately €20,617,000, €20,343,000 and €20,857,000, respectively, and are included in operations expense.

The Company has entered into certain agreements with film providers to purchase film rights through 2005. License expense relating to these film right agreements was €361,000, €1,041,000 and €1,190,000 in 2000, 2001 and 2002, respectively.

The Company leases other providers’ networks, certain office equipment and vehicles. Lease terms generally range from three to five years with the option to renew at varying terms. Rental expense was €1,900,000, €3,637,000 and €3,135,000 in 2000, 2001 and 2002, respectively.

Future minimum payments under Kabel Deutschland commitments, film commitments and non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2002:

	Kabel		Operating
	Deutschland	Films	Leases	Total
	(T€)	(T€)	(T€)	(T€)

2003	19,563	1,135	2,135	22,833
2004	18,136	1,461	1,456	21,053
2005	17,579	1,294	1,128	20,001
2006	17,445	—	1,072	18,517
2007	10,729	—	985	11,714
Thereafter	20,477	—	1,618	22,095

Total	103,929	3,890	8,394	116,213

14.	STOCK OPTION PLANS

On February 22, 1999, the Company adopted a stock option plan for the benefit of all its employees and the employees of its subsidiaries (the “1999 Universal Stock Option Plan”) and a stock option plan for its executive officers and the executive officers of the subsidiaries (the “1999 Executive Stock Option Plan”). The two stock option plans provide for the issuance of stock options allowing eligible employees and executive officers to acquire shares. The Company has been authorized to issue a total of 1,000,000 shares including 300,000 shares under the 1999 Universal Stock Option Plan and 700,000 shares under the 1999 Executive Stock Option Plan.

The options granted in 1999 and 2000 under both the 1999 Universal Stock Option Plan and the 1999 Executive Stock Option Plan vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant and expire on the fifth anniversary of the grant. If the participant’s employment agreement terminates before the options vest in full, the participant’s options will be vested only in the portions of options computed by multiplying 1/36 times the number of full months of employment between the date of the option grant and the date of termination. Each option is exercisable only if the average daily closing price of the shares, calculated as the average over the five consecutive trading days on the Frankfurt Stock Exchange immediately prior to the first option exercise, equals at least 120% of the respective exercise price of the option.

In July 2000, the Company created two new stock option plans, the 2000 Universal Stock Option Plan with 150,000 options and the 2000 Executive Stock Option Plan with 350,000 options. The Company may not grant options under the 2000 plans until all the options under the 1999 plans have been granted.

Stock option activity as of December 31, 2002 is as follows:

		Weighted	Weighted average
		average	fair value of
		exercise	options granted
	Number of	price	during the year
	Shares	(in €)	(in €)

Outstanding at December 31, 1999	758,497	31.44
Granted	141,364	53.81	23.25
Exercised	—	—
Expired	—	—
Forfeited	25,813	38.85

Outstanding at December 31, 2000	874,048	34.38
Granted	—	—
Exercised	—	—
Expired	—	—
Forfeited	31,694	46.89

Outstanding at December 31, 2001	842,354	33.90

Granted	200,000	2.19	0.48
Exercised	—
Expired	—
Forfeited	26,684	23.34

Outstanding at December 31, 2002	1,015,670	27.71

Options exercisable at December 31, 2002	712,736	31.31

The options outstanding by range of exercise price at December 31, 2002 are as follows:

Outstanding				Exercisable

		Weighted-			Weighted-
		Average	Weighted-		Average
Range of		Remaining	Average		Exercise
Exercise Prices	Number	Contractual Life	Exercise	Number	Price
(€)	Outstanding	in years	Price (€)	Outstanding	(€)

0.42	100,000	4.7	0.42	—	—
4.04	100,000	4.2	4.04	—	—
29.00 - 47.41	712,736	1.3	31.31	712,736	31,31
49.19	81,084	2.0	49.19	—	—
62.31	14,169	2.3	62.31	—	—
81.87	7,681	2.3	81.87	—	—

	1,015,670			712,736

Compensation expense totaled €3,558,000, €3,853,000 and €1,377,000 relating to the options issued in 2000, 2001 and 2002, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	2000	2001	2002

Risk free rate of interest	3.2%-4.6%	4.6%-5.1%	3.4%-5.1%
Expected dividend yield	0.0%	0.0%	0.0%
Expected life	3.0 years	3.0 years	3.0 years
Expected volatility	58.0%	58.0%-75.1%	81%

15.	CONTINGENCIES

In October 2001, Media Equity Management, Inc. filed a complaint in the United States state court against Vogtländische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH (a subsidiary of the Company), TV-3 and Mr. Midrowsky, a former Televis Grimma GmbH shareholder. This complaint seeks judgment pursuant to written loan agreements, promissory notes and guaranty instruments against Vogtländische Kommunikations- und Entwicklungs GmbH and Mr. Midrowsky for approximately $60,000, against Vogtländische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Televis Grimma GmbH, TV-3 and Mr. Midrowsky for approximately $ 3,200,000 and against Vogtländische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH, TV-3 for approximately $1,200,000. Media Equity Management, Inc. filed an amended complaint which added two parties, Informat Leasing GmbH and the Company. This amended complaint alleged that Informat Leasing GmbH was the successor to Kabelfernsehen Zwenkau GmbH by name change and the Company was the successor to Televis Grimma GmbH by merger. The petition for relief was amended such that a request for judgment against the Company was made in the sum of approximately $4,400,000. The lawsuit has been moved from state court to U.S. district court. The Company believes there will be no ruling for several months and that it will ultimately prevail.

In The Netherlands, the Company has a legal dispute with Canal+ about the carriage or “access” fees, which Canal+ is obligated to pay the Company. Initially, the decision by the district court (Kantongerecht) was in favor of the Company. However, Canal+ brought the legal dispute to the Dutch telecom regulator (“OPTA”) to provide a judgement about the carriage fees charged by the Company. At the end of 2002, OPTA competed its review regarding the carriage fees charged by the Company. The Company expects the decision from OPTA early in 2003.

In February 2003, the CEO of the Company’s Dutch subsidiary, Multikabel, submitted his resignation. In conjunction with the resignation, a claim was filed against the Company for a severance payment. A court date has been set on March 13, 2003 to settle the claim. The court decision is expected for May 2003.

The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, the Company has accrued approximately €4,189,000, €2,563,000 and €1,073,000 as of December 31, 2002, 2001 and 2000, respectively.

The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

16.	SHAREHOLDERS’ EQUITY

The Company is incorporated as an Aktiengesellschaft (hereafter “AG”) under German law. Registered capital of an AG is in the form of shares and represents negotiable securities. The minimum capital requirement for an AG is €50,000. The Company has authorized 31,692,792 shares. The Company has issued 19,786,052 ordinary bearer shares with a pro rata share in the registered capital of €2.56 per share. Each ordinary bearer share is entitled to one vote.

On February 23, 1999, the Company concluded the initial public offering of 3,945,710 of its shares at an offering price of €29.00 per share and $16.27 per American Depositary Share (“ADS”). The Company realized net proceeds of approximately €103,425,000 from the offering. Subsequent to the offering, the Company’s shares commenced trading on the Neuer Markt, a market segment of the Frankfurt Stock Exchange, under the symbol PRC and the Company’s American Depositary Shares (“ADS”), each representing one-half of a share, commenced trading on the Nasdaq National Market under the symbol PCAG.

Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company’s annual German statutory unconsolidated accounts. Such amounts differ from the total of shareholders’ deficiency as shown in the consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with U.S. GAAP. As of December 31, 2002, the Company’s German statutory accounts reflect no retained earnings available for distribution.

17.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Years ended December 31,

	2000	2001	2002

Numerator:
Numerator for basic and diluted earnings per share — loss from operations (€ in thousands)	(56,144)	(103,162)	(138,327)
Denominator:
Denominator for basic and diluted earnings per share — weighted average shares	19,726,195	19,777,805	19,786,052

Basic and diluted loss from operations per share (€)	(2.85)	(5.21)	(6,99)

Outstanding stock options and contingent value rights are excluded from the loss per share calculation because the effect would be antidilutive.

18.	SEGMENT DISCLOSURE

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

	2000	2001	2002

Germany
Analog cable	109,612	114,422	116,732
Digital cable	16	229	713
High-speed internet	375	1,023	1,417
Other revenue	5,502	4,654	2,729

	115,505	120,328	121,591
The Netherlands
Analog cable	7,268	31,018	33,510
Digital cable	87	712	557
High-speed internet	370	5,732	17,711
Other revenue	1,113	7,706	8,673

	8,838	45,168	60,451

Total revenues	124,343	165,496	182,042

Germany	22,424	22,702	17,871
The Netherlands	4,757	26,916	(1,001)

Total operating loss	27,181	49,618	16,870

Germany	18,277	31,906	63,855
The Netherlands	7,896	30,862	45,566

Total interest expense	26,173	62,768	109,421

Germany	66,588	82,825	67,157
The Netherlands	8,942	35,535	28,786

Total depreciation and amortization	75,530	118,360	95,943

Germany	230,587	204,106	204,409
The Netherlands	183,234	169,044	203,167

Total goodwill and customer lists	413,821	373,150	407,576

Germany	627,455	633,045	584,032
The Netherlands	374,669	365,209	352,270

Total long-lived assets	1,002,124	998,254	936,302

Germany	721,925	733,445	623,063
The Netherlands	386,451	391,561	462,655

Total assets	1,108,376	1,125,006	1,085,718

Germany	133,123	60,241	20,032
The Netherlands	255,032	24,273	17,204

Total capital expenditures	388,155	84,514	37,236

19.	EURO CONVERSION

Twelve member countries of the European Union have established fixed conversion rates between their existing currencies (“legacy currencies”) and one common currency, the Euro. The Euro is traded on currency exchanges and was used in only certain transactions, such as electronic payments before December 31, 2001. Beginning in January 2002, new Euro-denominated notes and coins were issued, and legacy currencies were withdrawn from circulation. The conversion to the Euro has eliminated currency exchange rate risk for transactions between the member countries, which for the Company, primarily consists of the Netherlands.

The Company has reviewed and has made the required modifications to their information systems based on the new currency. At December 31, 2001, the conversion to the Euro has not resulted in any material adverse impact on the Company’s financial position or results of operations.

20.	NEW ACCOUNTING STANDARDS

In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company adopted the provisions of SFAS No. 143 effective January 1, 2003. The adoption of SFAS No. 143 is not expected to have a material impact on the Consolidated Financial Statements.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Among other changes, SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. The Company adopted SFAS No. 144 during the first quarter of this fiscal year. Adoption of this new accounting standard resulted in an impairment charge of long-lived assets in the amount of approximately € 12,944,000 for the year end December, 31, 2002, which was recorded as additional depreciation expense.

In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13, and Technical Corrections” (“SFAS 145”) was issued. SFAS No. 145 rescinds SFAS No. 4 and No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 also rescinds SFAS No. 44 since the provisions of the Motor Carrier Act of 1980 are complete. SFAS No. 145 also amends SFAS No. 13 eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented shall be reclassified. The Company does not expect that the adoption of SFAS No. 145 will have a material effect on the Company’s financial position or results of operations.

In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (referred to as EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan, as required under EITF Issue No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amounts recognized under such costs, and is not expected to have a material impact on the Consolidated Financial Statements.

In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this standard did not have a material impact on the Consolidated Financial Statements.