Form 20-F
period 2003-12-31
PRIMACOM AG
filed 2004-04-26
CIK 1077945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One) For the fiscal year ended December 31, 2003

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

Yes	☑	No	☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17	☐	Item 18	☑

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

     A.     Selected Financial Data

     The selected consolidated statements of operations and cash flow data set forth below for the years ended December 31 2001, 2002 and 2003 and the selected consolidated balance sheet data set forth below as of December 31, 2001, 2002 and 2003 have been derived from our consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and audited by Ernst & Young, independent auditors. The selected consolidated data presented below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

     The Deutsche Mark and the Euro had legal tender status through a transition period which ended February 28, 2002. Our consolidated financial statements for 1999 through 2003 were originally prepared in Euro. The selected consolidated financial data is not comparable to financial data of other companies that report in Euros and that restate amounts from currencies other than the Deutsche Mark.

	Year Ended December 31,
	1999	2000	2001	2002	2003
	(€’000 except per share and operations data)
Statement of Operations Data
Revenues	105,949	124,343	165,496	182,042	197,948
Operating costs and expenses:
Operations	24,543	30,794	43,669	47,900	47,039
Selling, general and administrative	18,590	27,981	34,878	36,172	32,755
Corporate overhead	12,413	17,219	18,207	16,465	11,173
Debt refinancing	—	—	—	2,432	—
Depreciation and amortization	61,277	75,530	118,360	95,943	87,587

Total	116,823	151,524	215,114	198,912	178,554

Operating profit (loss)	(10,874)	(27,181)	(49,618)	(16,870)	19,394
Interest expense:
Convertible Second Secured Loan non-cash interest	—	—	—	31,079	42,060
Other bank interest and other interest	15,874	26,173	62,768	78,342	71,039

Total	15,874	26,173	62,768	109,421	113,099
Other (income) expense	767	(1,690)	5,649	993	42

Income (loss) from continuing operations before income taxes and other items	(27,515)	(51,664)	(118,035)	(127,284)	(93,747)
Income tax (expense) benefit	(1,667)	(4,258)	15,381	(10,980)	(24,291)

Income (loss) from continuing operations before minority interest and equity earning	(29,182)	(55,922)	(102,654)	(138,264)	(118,038)
Minority interest in net income of subsidiaries	(70)	(94)	(88)	(63)	(61)
Equity loss in affiliate	—	(128)	(420)	—	—

Income (loss) from continuing operations	(29,252)	(56,144)	(103,162)	(138,327)	(118,099)
Loss from discontinued operations, net of income tax benefit	—	—	—	—	—
Extraordinary loss, net of income tax	—	(8,180)	—	—	—
Cumulative effect of change in accounting Principle, net of income tax	—	—	(946)	—	—

Net income (loss)	(29,252)	(64,324)	(104,108)	(138,327)	(118,099)

Net income (loss) per share
Basic and diluted:
Continuing operations	(1.53)	(2.85)	(5.21)	(6.99)

	Year Ended December 31,
	1999	2000	2001	2002	2003
		(€’000 except per share and operations data)
Net income (loss)	(1.53)	(3.26)	(5.26)	(6.99)	(5.97)
Balance Sheet Data (at period end)
Total assets	586,636	1,108,376	1,125,006	1,085,718	1,005,762
Total debt	224,762	754,333	852,660	909,255	946,381
Total liabilities	257,961	838,994	954,814	1,052,403	1,090,341
Shareholders’ equity/deficit	328,590	269,184	169,992	33,042	(84,930)
Cash Flow Data
Net cash provided by operating activities	44,214	11,685	15,321	31,091	42,233
Net cash provided by (used in) investing activities	(47,858)	(387,759)	(80,552)	(37,012)	(32,470)
Net cash provided by (used in) financing activities	4,164	372,350	63,521	3,790	(5,313)
Capital expenditures (excluding acquisitions)	31,704	99,817	68,636	36,861	32,701
Operations Data
Homes passed(1)	1,422,826	1,916,870	1,964,868	1,977,958	1,956,871
Ready for service homes(2)	30,456	412,538	440,883	448,088	463,153
Number of television subscribers	919,641	1,299,926	1,304,494	1,305,769	1,302,303
Number of Internet subscribers(3)	150	20,489	34,078	53,545	86,338
Number of digital television subscribers	—	4,570	11,875	11,628	12,183
Total revenue generating units	919,791	1,325,185	1,351,235	1,371,774	1,405,862
Analog Video penetration(4)	64.6%	67.8%	66.4%	66.0%	66.6%
Internet penetration(5)	0.5%	3.9%	7.0%	11.9%	18.6%
Digital penetration(6)	—	1.1%	2.7%	2.6%	2.6%
EBITDA (€’000)(7)	50,403	48,349	68,742	79,073	106,981
EBITDA margin(8)	47.6%	38.9%	41.5%	43.4%	54.0%

(1)	At end of the period in 2003, 1,373,863 homes were passed by coaxial cable networks and approximately 583,008 were homes passed by fiber optic cable networks.

(2)	Upgraded from the fiber node to the home (862 MHz and two-way capable).

(3)	Includes 3,203 dial-up customers at December 31, 2001. We have not had dial-up customers at or after December 31, 2002.

(4)	Analog television subscribers as a percentage of homes passed.

(5)	High-speed Internet subscribers as a percentage of ready for service homes.

(6)	Number of digital subscribers as a percentage of ready for service homes.

(7)	We define EBITDA as earnings (loss) before discontinued operations, equity earnings (loss) in affiliates, extraordinary items, cumulative effect of change in accounting principle, minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. Other participants in the cable television and broadband industries also use EBITDA, defined in a similar but often not exactly comparable manner, as a measure of performance. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because it is the most commonly used measure to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.

(8)	EBITDA margin is EBITDA divided by revenues.

     The following schedule reconciles EBITDA to our U.S. GAAP financial statements:

	Year ended December 31,
	(€ in thousands)
	1999	2000	2001	2002	2003
Operating profit (loss)	(10,874)	(27,181)	(49,618)	(16,870)	19,394
Depreciation and amortization	61,277	75,530	118,360	95,943	87,587

EBITDA	50,403	48,349	68,742	79,073	106,981

Exchange rate information

     Effective January 1, 1999, Germany and ten other members of the European Union introduced the Euro as their official currency and established fixed conversion rates between their existing sovereign currencies and the Euro. Currency exchanges traded the Euro beginning January 4, 1999. Beginning on January 1, 2002, the Euro became the official currency of all member countries. There was a transition period, which ended February 28, 2002 during which the Deutsche Mark was used alongside the Euro.

     The table below sets forth, for the periods and dates indicated, information concerning the exchange rate for the U.S. dollar against the Euro, based on the noon buying rate and expressed in U.S. dollar per Euro.

	U.S. dollar per Euro
	Period-end	Average
Calendar Year	Rate	Rate(1)	High	Low
1999	0.9930	0.9445	0.9984	0.8466
2000	1.0652	1.0881	1.2092	0.9676
2001	0.8901	0.8993	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361

(1)	The average of the noon buying rate on the last business day of each month during the year.

     The following table sets forth, for the period indicated, information concerning the noon buying rate of U.S. dollar per Euro.

	U.S. dollar per Euro
	Period-end
Month	Rate	High	Low
September 2003	1.1650	1.1650	1.0845
October 2003	1.1609	1.1833	1.1596
November 2003	1.1995	1.1995	1.1417
December 2003	1.2597	1.2597	1.1956
January 2004	1.2452	1.2935	1.2389
February 2004	1.2441	1.2848	1.2426
March 2004	1.2292	1.2431	1.2088

     On March 31, 2004, the noon buying rate of U.S. dollar per Euro was €1 = $1.2292.

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

     C. Reasons for Offer and Use of Proceeds

     Not applicable.

     D. Risk Factors

     Risks associated with our business

     On April 16, 2004 we have signed a financing transaction (the “Proposed Asset Sale and Purchase Transaction”) whereby we will, if the financing transaction is successful, (i) transfer substantially all of our assets to a special purpose vehicle, BK Breitband Kabelnetz Holding GmbH (“BBKH”), which is an investment vehicle established by certain of our creditors, (ii) transfer, or receive funding for, substantially all of our known liabilities to BBKH, (iii) receive a cash consideration of €5 million that we intend, if it or any part of it is available for such a purpose, to distribute to our shareholders at the end of the liquidation of the Company and (iv) resolve on the liquidation of the Company. There can be no assurance that the Proposed Asset Sale and Purchase Transaction will be approved by the required majority of our shareholders, that the conditions precedent for closing the transaction will be met or that any part of the cash consideration received will be available for distribution to our shareholders. If we are unable to implement the Proposed Asset Sale and Purchase Transaction on terms substantially similar to those we have described, we would be likely to default on several of our existing credit facilities, which could lead to the commencement of insolvency proceedings. Insolvency proceedings would be likely to result in the total loss of value of the investment of our shareholders. You should read the following risk factors in light of the possibility that the Proposed Asset Sale and Purchase Transaction may not be implemented on terms substantially as disclosed in this annual report on Form 20-F.

     Our substantial debt creates financial risk, including the risk of insolvency

     We are highly leveraged and the ratio of our indebtedness to our equity has increased as we have incurred additional indebtedness and, as a result of our continued net losses, we have incurred a shareholders’ deficit for the first time in the Company’s history. In addition to provisions pursuant to which the filing of insolvency proceedings can occur when a debtor cannot pay its obligations as they become due, which are common to most jurisdictions, German law requires a company to commence insolvency proceedings if it becomes over-indebted. We would be treated as being over-indebted if we have negative equity based on accounting principles generally accepted in Germany (German GAAP), due to our total liabilities exceeding our total assets. Over-indebtedness is evaluated on an individual entity basis for the PrimaCom group. These evaluations are performed first on the basis of the respective German GAAP balance sheets of the relevant companies and if the relevant test is not passed, in a second step on the basis of a German GAAP adjusted balance sheet. This adjusted balance sheet would substitute going-concern values for the book values reflected in the German GAAP balance sheet included in our financial statements. The difference between these two balance sheets relates to hidden reserves that have to be taken into account and various assets that have to be valued differently. If we or any of our subsidiaries were over-indebted on this second basis, the affected entity would be required to file insolvency proceedings without undue delay, but in no event later than three weeks after the determination is made. The test for over-indebtedness is performed with reference to our year-end balance sheet, unless there are reasons, including increased operating costs, which trigger a requirement to perform the analysis during a fiscal year. We cannot assure you that we, or any of our subsidiaries, will not at any time in the future become over-indebted and required to file insolvency proceedings as a result of our over-indebtedness or for other reasons. If we or PrimaCom Management GmbH, or one of our other subsidiaries which is an obligor under our credit facilities were to file insolvency proceedings, the filing would constitute an event of default under our credit facilities and could lead to the acceleration of the date of the required payment of those facilities, which would have a material adverse effect on our financial position and our ability to continue our business operations.

     Our substantial leverage limits our ability to obtain additional financing and makes us more vulnerable to an economic downturn

     In the second quarter 2003, our shareholders’ equity on a consolidated basis became negative. Prior to that our debt to equity ratio had increased permanently. As of December 2001, we had a debt to equity ratio of 5.0:1 whereas this ratio increased as per December 2002 to 27.5:1. In addition to the insolvency risk described above, our degree of leverage also has other important consequences. For example, the current degree of leverage limits our ability to obtain additional financing for working capital, capital expenditures, product development or other general corporate purposes, and acquisitions. It also makes us more vulnerable to a downturn in business or the economy generally. The dramatic and continued reduction in the market values of the securities of companies in the telecommunications and media sectors has, in all but a few instances, limited access of participants in these sectors from accessing the capital markets and significantly reduced both the number of financial institutions willing to provide credit facilities to participants in those sectors and the amount of credit the remaining institutions are willing to extend. These developments have directly affected us and substantially increased the risks associated with our substantial leverage.

     We may not be able to generate sufficient cash from operations to fund our operating expenses, debt service obligations and capital expenditures

     As of December 31, 2003, we had approximately €946,381,000 in bank and other debt outstanding and approximately €84,930,000 in shareholders’ deficit as compared to €909,255,000 in bank and other debt and €33,042,000 in shareholders’ equity as of December 31, 2002. Significantly all of our cash flow from operations is dedicated to servicing this debt. This limits the amount of cash flow that may be used for selective planned capital expenditures and possible acquisitions. If our cash flow from operations is less than what we budgeted in our business plan, we may be forced to:

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

     Currently, we own 100% of PrimaCom Management GmbH which, in turn, owns, directly or indirectly, all our other operating subsidiaries and partnerships. However, our convertible second secured term loan facility gives the lenders the right to convert the outstanding debt under this facility into up to 65% of the shares of PrimaCom Management on December 31, 2004 and thereafter. These lenders have advised us that they do not intend to exercise their option. We cannot assure you that we will be able to refinance this facility on terms that are acceptable to us, or at all. For a description of our debt instruments see “Item 5. Operating and Financial Review and Prospectus-Liquidity and Capital Resources.”

     We expect to incur net losses in the near term, and the value of our business and our securities will likely decline if we are unable to generate net profits in the future

     We incurred net losses of approximately €118,099,000 in the year ended December 31, 2003 and €138,327,000 in the year ended December 31, 2002. Unless we can significantly reduce our indebtedness, we expect to continue to incur net losses. As part of our strategy to attempt to generate net profits, we intend to continue to upgrade our networks on a very selective basis and develop new products including broadband services, which will give rise to additional capital expenditure and increase our already substantial interest expense. This planned selective upgrading and our product development efforts will allow us to provide value-added services, which we believe will permit us to selectively increase our revenues per subscriber in the future. At the same time, we will seek to reduce operating expenses, including by installing our own head-ends to receive programming directly from satellites instead of through the network of Kabel Deutschland, especially in those instances where our delivery fees from Kabel Deutschland have increased. A more detailed description of our signal delivery agreements with Kabel Deutschland is provided in “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Business—Strategy”. We cannot assure you that this strategy will be successful or that we will be able to generate net profits in the future. Our inability to generate net profits in the future may have a significant negative impact on the value of our business and the securities you own.

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

     Our debt is at variable rates of interest or at rates of cash interest which increase over time, so that rising interest rates could adversely affect our cash flow

     Our borrowings under our senior credit facility is at variable rates of interest. We currently have approximately €494,500,000 in indebtedness with floating interest rates. We may also borrow additional money with variable interest rates in the future. Increases in interest rates would increase our interest expenses under these loans and the costs of refinancing existing indebtedness and of issuing new debt. Accordingly, higher interest rates would adversely affect cash flow and our ability to service our debt. Additionally, the cash coupon of interest under our convertible second secured term loan facility increases over time, which will also adversely affect cash flow and our ability to service our debt.

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

     In Germany, our competitors hold exclusive rights to programming that we may wish to offer to our subscribers in the future, and may limit the availability of programming to us or may charge us fixed fees regardless of how many subscribers sign up to receive this programming. In addition, regulatory constraints may affect our ability to select programming we may want to provide. If we do not succeed in obtaining a sufficient number of these new services, either independently or with partners, on commercially reasonable terms, demand for our services would be reduced and our revenues would decrease.

     In The Netherlands, we migrated in 2002 all our broadband Internet subscribers to our own Internet service platform, which relies to a large extent on third party suppliers to assure continued service to our subscribers. We expect significant future increases in the number of our broadband Internet subscribers, which carries the risk that this service may incur technical difficulties as a result of our reliance on third parties, which are not under our control. These technical problems could result in a loss of subscription fees for broadband Internet access and have a material adverse effect on the financial results of our Dutch operations.

     Also in The Netherlands, we are currently dependent on Mediakabel for the provision of our branded digital television product. Mediakabel is a consortium of cable companies in which we have a minority interest and in which United Pan-Europe Communications NV (“UPC”), an indirect subsidiary of, our largest shareholder, has a significant interest. In the event one or more owners of Mediakabel fails to pay their operating and service contributions, we may be required to increase our contributions in order to ensure the continuation of the operations of Mediakabel. Alternatively, the current Mediakabel digital television product may be reduced to a smaller product offering, or we may be required to find an alternative source for our digital television product, potentially on short notice. In addition, if one or more of the owners fails to cooperate in the operation of Mediakabel or Mediakabel is otherwise unable to continue to provide us with our digital television product, we will also be required to find an alternative source for that product in The Netherlands. The current Mediakabel operating agreement expires in July 2004. We are examining the availability of alternative means of delivering digital television signal in The Netherlands in the event that we or any other owner in Mediakabel were to decide not to continue that consortium. There can be no assurance that, if required, any such alternative source could be identified in a timely fashion or at all. Accordingly, any loss of our digital television product may result in loss of revenue and subscribers in The Netherlands.

     Lastly, in The Netherlands, we currently depend on Priority Telecom B.V, a subsidiary of UPC for the provision of our telephony offerings. In the event Priority and its interconnection partners, for example KPN, fail to deliver services to us, the quality of service expected by our subscribers could be materially impacted. This would result in subscriber dissatisfaction and the loss of subscribers and revenue from the sale of this product, which might force us to find an alternative source to support these offerings in the Netherlands. We cannot assure you that, if required, any of such alternative sources could be identified on time or at all and on terms acceptable to us.

     Our business plan assumes increasing demand for bandwidth-intensive applications, and if the demand for these services does not increase as expected it would negatively impact our financial performance

     Our business plan assumes that the use of Internet, data services, cable or Internet-based telephony services and other bandwidth-intensive applications will increase substantially in Germany and in The Netherlands in the next few years. We also believe that there will be increasing demand for telephony services in the future. Based on this assumption, we have invested heavily in the past, but due to the financing constraints, which we are subject to, we intend in the future to invest only selectively in Germany in upgrading our networks to enable them to support broadband services. However, if the use of bandwidth-intensive applications in those countries does not increase as anticipated, or develops more slowly than anticipated, the demand for many of our services will be lower than we currently anticipate, which would have a negative impact on our pricing flexibility, results of operations and financial condition.

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

     Various companies in Germany and The Netherlands offer satellite digital direct-to-home television operations. These companies may be able to use their substantial financial resources and exclusive entertainment and sports programming contracts to further penetrate the market and compete with us for subscribers. In The Netherlands, licenses have been awarded for digital terrestrial television, which will compete with our digital television offering. In addition, we believe that we will face additional competition from digital terrestrial television, which was commercially launched in Berlin area in Germany in January 2003. In The Netherlands the Digitenne digital terrestrial service was launched in the third quarter of 2003.

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

     Our program suppliers may offer programming to our competitors exclusively or on more favorable terms, and may require minimum payments for some programming events, all of which could negatively impact our business

     Program suppliers may offer programming exclusively or on more favorable terms (both as to price and availability) to our competitors. We will continue to face this competitive risk even if we succeed in increasing the number of subscribers served by our own head-ends to reduce signal delivery fees payable to Kabel Deutschland, the formerly wholly owned subsidiary of Deutsche Telekom, that was sold to a group of investors lead by Goldman Sachs, Apax and Providence in 2003. This risk may intensify as satellite broadcasters continue to become more established in Germany.

     The operating margins and cash flows of our German operations may decline as a result of increases in signal delivery expenses or customer dissatisfaction due to inadequate network maintenance by private operators on whom we rely

     At December 31, 2003, approximately 51% of our subscribers in Germany were served by networks that received programming under signal delivery contracts we have with regional subsidiaries of Kabel Deutschland (and successor private operators) as compared to 50% at December 31, 2002. Under some of the contracts we pay a fixed fee, which is not dependent on the number of actual subscribers and connection points. We and Kabel Deutschland have a difference of opinion on the basis of computation of fees due by us under some of our signal delivery contracts with Kabel Deutschland relating to the amount of signal delivery fees we owe. Kabel Deutschland interprets theses contracts as permitting it to increase our signal delivery fees before the expiration of certain current signal delivery contracts. We disagree with that interpretation. If Kabel Deutschland is successful in enforcing its position, our signal delivery fees could increase significantly. We may also have to pay more fees under variable rate contracts, a number of which were subject to rate increases in November 2002 when Kabel Deutschland revised its published fee charts and increased our fees significantly. We expect that these increases will continue in the near term. Any fee increases under programming signal delivery contracts which cannot be captured by increased rates for our subscribers may have an adverse effect on our operating margins and may lead to a loss in subscribers who abandon cable television and instead rely on direct television reception or other reception technologies.

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

     Under the recent allocation of frequency bands in Germany we may be prevented from transmitting over some of the frequency bands we currently use, in which case our transition to new frequencies could prove to be difficult and more costly than we currently estimate

     In May 2002, three new ordinances governing the allocation, use and assignment of frequencies took effect in Germany. The ordinance on the allocation of frequencies addresses the “free use” of frequencies without an individual permit, approval or other regulatory resolution. It allows the free use of frequencies between 9 KHz and 30 MHz in and along conductors in our cable networks under certain conditions. These conditions require that (1) the disturbing radiation emitted by the conductors does not exceed identified limits and (2) the frequencies are not used for security purposes, identified by the German regulatory authority. If the above conditions are not met, then the German regulatory authority will decide on a case-by-case basis whether we may use the given frequency. The authority may also impose on us restrictions or conditions prior to granting permission to use frequencies. In addition, these same conditions apply to frequencies between 30 MHz and 3 GHz since July 1, 2003. These regulations may prevent us from using some or all of the relevant frequency bands to retransmit programming on our cable networks. Should this occur, we may need to make investments in our German networks in order to continue providing our current services.

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

     German media authorities may require us to offer popular channels in analog mode rather than exclusively in digital mode, which could negatively affect the growth and development of our digital cable television service

     The success of our digital service will depend in large part upon our ability to offer high quality digital programming. For instance, we may seek to broaden our digital subscriber base by offering popular programming exclusively through our digital service. However, we may be prevented from implementing this strategy if German media authorities require us to offer this programming in analog mode in addition to digital format. The availability of the same programs in analog format may limit our ability to attract digital subscribers and to increase cable subscription revenues.

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

     Risks relating to Liberty’s ownership in us

     The interests of Liberty, our largest shareholder, may differ significantly from your interests and the interests of our other shareholders

     As of December 31, 2003, Liberty Media Corporation (“Liberty”) owned directly and indirectly through subsidiaries approximately 26.7% of our shares. As long as Liberty continues to have a significant portion of our shares, and depending on the number of shares represented by other shareholders at our shareholders’ meetings, Liberty and its affiliates UnitedGlobalCom, Inc. (“UGC”) and UPC could exercise substantial influence over decisions taken at our shareholders’ meetings. Other future shareholder decisions may relate to:

•	mergers or other business combinations;

•	material acquisitions or dispositions of assets;

•	future issuances of shares or other securities;

•	payment of dividends on our shares; and

•	significant amendments to our articles of association

The interests of Liberty in deciding matters and the factors each considers in exercising their influence could be different from your interests and the interests of our other shareholders.

     Liberty’s ownership and the resulting interests of UGC and UPC in us may deter third parties from seeking to acquire control of us, including transactions that may be economically beneficial to us and our shareholders and any perception that Liberty’s shareholding in us is available for sale may cause a reduction in the market price of our shares

     Liberty’s ownership and the interests of its affiliates UGC and UPC in us reduce the likelihood that a third party would be able to obtain majority control over us unless Liberty sells its shares. As a result, Liberty’s interest may have the effect of discouraging a third party from initiating a takeover bid for our shares or otherwise attempting to gain control over us, including transactions that may be economically beneficial to us and our shareholders.

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

     A description of our principal capital expenditures during the year 2003 and information concerning the principal capital expenditures currently in progress and the method of financing is included in “Item 5. B. Liquidity and Capital Resources”.

     B. Business Overview

     Who we are

     Since KabelMedia’s inception in 1992, we have primarily owned, operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of Multikabel, we expanded our operations from Germany to The Netherlands. As of December 31, 2003 we owned and operated cable television and broadband networks passing 1,956,871 homes and available to approximately 1,405,862 revenue-generating customers as follows:

	Germany	The Netherlands
Cable networks (up to 450 MHz)
Cable television homes passed	1,373,863	—
Analog television subscribers	891,570	—
Broadband network (862 MHz)
Homes passed by fiber	246,117	336,891
Ready for service homes	135,262	327,891
Analog television subscribers	96,053	314,680
Digital television subscribers	6,220	5,963
Internet subscribers	6,845	79,493
Telephony subscribers	—	4,106
Data communications subscribers(1)	—	932
Total revenue generating subscribers	1,000,688	405,174

(1)	Includes 617 schools served by our Kennisnet product.

     We believe that we are the fifth largest private cable network operator in Germany in terms of the number of direct subscribers and the first and one of the largest private operators of broadband networks in Germany.

     In Germany, we are currently offering our broadband subscribers digital television, pay-per-view and high-speed Internet services to complement our basic cable television offering. We currently offer our Dutch subscribers digital television and high-speed Internet access, in addition to our basic cable television offering and launched a telephony product in the first half of 2003. We also currently offer business subscribers in The Netherlands leased lines data communications services.

     Our strategy

     Our objective is to enhance the value of our business by expanding and promoting our broadband service offering, capitalizing on more efficient usage of our existing networks in the German and Dutch cable television markets and, to a lesser extent, selectively continuing to upgrade our cable television networks in Germany. Our business strategy focuses on the following specific goals:

•	Generate net profits by deferring capital expenditure while enhancing internal revenue growth. As part of our strategy to generate profits in the future, we have deferred significant upgrades of our existing networks in Germany while seeking to generate increased revenues by selectively increasing subscription rates for our basic cable television services, primarily in conjunction with the introduction of new programs and through the continued use of marketing programs designed to increase subscriber penetration of both our basic cable services and of our broadband services to those customers already passed by our broadband networks. In particular, we intend over time to increase monthly service rates for basic cable television in the new German states (the former East Germany) to levels similar to those in the old German states (the former West Germany). Our ability to do so, however, will strongly depend on our competitors’ pricing. In The Netherlands, we now have greater pricing flexibility because on January 31, 2003 we became exempt from pricing regulations imposed by local municipalities on our basic level of cable television services. We intend to add programs in order to generate higher monthly subscription fees for our basic cable television product. We will also focus on increasing the efficiency of our existing operations. In the Netherlands, where broadband services have been offered for a longer period of time and have achieved greater customer acceptance, we intend to continue to build-out our networks to new areas and to enhance our network to permit us to deliver more products and services.

•	Expand and promote our broadband service offering. We intend to generate increased revenue by aggressively marketing our broadband Internet access products and our digital television products in both Germany and in The Netherlands. We will seek to identify opportunities to enhance and re-price our broadband products in order to reach a larger customer base. We will examine the possibility of bundling video, data and voice products into one offering as a means of increasing sales. We are aggressively pursuing opportunities to supply our digital services to other cable operators.

•	Launch new services over existing cable infrastructure. In September 2002, our Dutch operations finalized its technical pilot and started rolling out a hybrid IP/PSTN (“Internet Protocol/Public Switched Telephone Network”) based telephony product. Starting in 2003, this service was rolled out city-by-city, primarily bundled with our broadband Internet access product.

•	Strengthen customer orientation. We believe that customer orientation is important to our business in two ways: maintaining or developing direct customer service, billing and marketing relationships with the subscribers of our cable and broadband services will enhance our ability to sell additional products and services and generate incremental revenue. On the other hand, a good and trustful relation with the housing associations is important to establish basic services and to implement new models for the distribution of new products, such as Internet or video-on-demand. We will continue to use a regional operating structure designed to generate a subscriber-focused business orientation. Each of our operating regions is managed by a regional manager who is responsible for both subscriber and technical services and local ongoing relationships with housing associations. We believe that this regional operating structure enables us to be more responsive to subscriber needs and to maintain strong relationships with the housing associations and our subscribers. This structure is complemented by a corporate sales office which addresses the needs of our national accounts and which frequently benchmarks sales results in all regions.

•	Increase revenues by increasing programming available to our subscribers over our cable networks. We plan to generate additional carriage fee revenues by entering into agreements with certain programming providers who will pay us carriage fees for making their programming available to our subscribers.

•	Improve efficiency and margins by streamlining operations. We believe clustering strategy has produced and will continue to produce efficiencies and synergies between our existing networks and acquired cable networks. In accordance with our past practice, upon completion of future acquisitions or asset swaps we will generally implement extensive operational and organizational changes designed to enhance operating cash flow and operating margins.

•	Increase network ownership and reduce signal delivery fees. In Germany, we continue to rely on Kabel Deutschland and successor private operators to deliver programming signal to our cable networks serving approximately 50% of our subscribers. We intend to continue to reduce our dependence on Kabel Deutschland and successor private operators by continuing to construct our own head-ends and infrastructure where appropriate. We believe that selectively installing our own head-ends and related infrastructure will reduce our signal delivery fees and have a positive effect on our operating results and quality of service.

•	Focus on attracting new subscribers. We have selectively passed new homes and interconnected our various systems in and around cities in Germany. The passing of these new homes may provide us with opportunities to market our products and services and then to connect new subscribers to our broadband network. We also believe that this build-out and marketing strategy complements our consolidation activities because smaller cable operators may not have the technical or financial resources to compete in the broadband market and, as a result, may be more inclined to cooperate with us.

•	Extend the customer basis for new services. While we intend to very selectively upgrade a portion of our German networks over the next five years, we plan to bring our services to non-upgraded homes. This may involve the implementation of a cable-independent back channel (such as a telephone line), but in return will allow us to capitalize on our experience regarding new services in areas where the networks are fragmented.

     Our subscribers

     We have subscribers in four primary operating regions in Germany and in one operating region in The Netherlands. At December 31, 2003, we served our subscribers in Germany from networks operated at level 2, level 3, level 4 (non B-1), and level 4 (B-1) as well as from broadband networks. We served our subscribers in The Netherlands almost exclusively from broadband networks. A description of the levels referred to in the table below is set forth in the section captioned “—Our Networks—Germany”.

				Sachsen/
		Osnabrück/	Wiesbaden	Sachsen-Anhalt/
	Berlin	Aachen	Mainz	Thüringen	Multikabel	Total
Cable networks (up to 450 MHz)
Cable Television homes passed.	234,188	264,739	335,652	539,284	—	1,373,863
Analog subscribers
Level 2 subscribers	72,589	20,809	59,439	231,916	—	384,753
Level 3 subscribers	32,861	20,226	9,256	124,829	—	187,172
Level 4 subscribers (non B-1)	88,679	16,307	10,276	20,747	—	136.009
Level 4 subscribers (B-1)	—	91,816	91,820	—	—	183.636
Broadband networks (862 MHz)
Homes passed by fiber	—	—	3,494	242,623	336,891	583,008
Ready for service homes	—	—	3,494	131,768	327,891	463,153
Analog television subscribers.	—	—	989	95,064	314,680	410,733
Digital television subscribers	—	—	102	6,118	5,963	12,183
Internet subscribers	—	—	135	6,710	79,493	86,338
Data communication subscribers	—	—	—	—	932	932
Telephony subscribers	—	—	—	—	4,106	4,106
Total revenue generating subscribers	194,129	149,158	172,017	485,384	405,174	1,405,862

     Germany. We serve our subscribers primarily under long-term public concession agreements with local governmental authorities and under private concession agreements with housing associations that administer large housing blocks. Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. We have direct billing and servicing relationships with approximately 80%, of our subscribers. We have indirect billing and servicing relationships with approximately 20%, of our subscribers, whereby governmental authorities and housing associations receive broadcasting signal from us and are responsible for billing and collecting subscription fees. Most of our indirect billing relationships are with recently acquired subscribers and we intend to establish direct relationships with these subscribers in the future.

     The Netherlands. Our Dutch subscribers reside in approximately 40 municipalities across the province of Noord-Holland, which is located in the northwest region of The Netherlands and north of Amsterdam. We provide our services under operating agreements with local municipalities. In accordance with Dutch regulation, these contracts may not designate us as the exclusive provider of cable services in these regions. We believe, however, that we are the sole cable operator in each of the local neighborhoods in which we conduct business. We maintain direct servicing relationships with all of our cable subscribers in The Netherlands. The billing of our analog cable services had been outsourced to local energy companies until the end of 2003. Since 2004 the billing is handled directly by us. The billing of our digital and Internet services is handled directly by us. We also manage the billing internally for our business product offerings like data communications (leased lines), Kennisnet and Broadband Office (Internet for B2B). The billing for telephony services is outsourced.

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

     Broadband networks. We believe we were the first operator in Germany to begin upgrading its cable television networks to broadband networks and we are one of the largest cable operators of broadband networks in Germany. We pass approximately 1,620,000 homes and have upgraded approximately 135,000 homes in the city of Mainz and the Sachsen/Sachsen-Anhalt/Thüringen region. We intend to continue to upgrade selected portions of our German networks over the next five years and to focus our upgrading activity on regions with higher subscriber density.

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

     We believe that the clustering strategy which we have been pursuing will also be beneficial in the context of our network upgrade as it will enable us to achieve economies of scale. By focusing our upgrade on our most densely populated clusters of network subscribers, we expect to minimize upgrade costs per home. For example, we expect that the digital playout facilities and Internet servers in Leipzig will serve the other regions we are planning to upgrade, thereby reducing capital expenditure requirements in those regions. We further believe our upgrade plans in Germany will reduce our dependence on Kabel Deutschland or successor private network operators who have purchased cable assets from Deutsche Telekom, for signal delivery. We believe that reducing our signal delivery fees will have a positive effect on our operating results and that greater control of our network will have a positive effect on our programming flexibility, our quality of service, and our penetration among broadband subscribers

     The Netherlands

     The vast majority of our network in the Netherlands is a fully upgraded, two-way broadband network with a 60 MegaHertz (MHz) return path capable of delivering a full range of broadband services including interactive digital television, high-speed Internet access and telecommunications services. Approximately 9,000 of the our 337,000 homes are not connected and approximately 7,500 subscribers are located in two small cities in the south eastern part of our Dutch service area that are not contiguous to the rest of our network and have not been upgraded. These homes receive a programming signal from a third-party head-end and we intend either to sell these non-upgraded network homes or swap them for homes in contiguous areas.

     Our networks in The Netherlands serve communities in the province of Noord-Holland in the northwestern part of the country, including the business areas surrounding Schiphol airport but not the main cities in this region, i.e. Amsterdam, Zaanstad, Hilversum, Alkmaar and Haarlem. Unlike in Germany, where the ownership of cable networks is frequently divided between Deutsche Telekom and private operators, networks in The Netherlands are typically owned in their entirety by network operators. We own substantially all of our distribution system from the head-end to the subscriber’s home connection point, except for approximately 100 kilometers of fiber optic cabling which we lease.

     Our network in The Netherlands has the following characteristics:

•	A regional head-end located in Alkmaar receives television and radio signal, converts this signal to optical signal and transmits it to the fiber optic backbone. The ISP platform and other central systems are also located in this head-end.

•	A fiber optic backbone, which passes the network region with 1,400 km of 862 MHz fiber optic cabling and transmits optical signal to 34 fiber hubs and 610 fiber nodes.

•	Fiber nodes convert optical signal to electrical signal of up to 862 MHz and distribute this signal via coaxial cable to subscriber homes. Some of the hubs receive additional local radio and television channels, supplementing signal received from the head-end.

•	Amplifiers maintain the signal on its way from a node to a multitap, from which it goes to individual homes. In most cases two amplifiers are sufficient, but in some cases as many as six may be needed.

•	Almost 75% of the multitaps are equipped with Citycom modems, which make it possible to remotely switch on and off the signal to individual subscribers.

•	Modems or media terminal adaptors and set-top boxes are located on the premises of customers who receive high-speed Internet access, telephony or digital programming.

•	Telecommunications services are provided to business customers using our Synchronous Digital Hierarchy (SDH) technology and Ethernet-protocol network.

     Netcool is implemented as the central fault management platform. Netcool collects fault information from various element managers and network nodes. Multikabel also uses applications like Rosa, mostly for analog ITM-SC (SDH management system created by Lucent), DMS (DOCSIS management system developed by Multikabel) and Alarmpoint. We completed the replacement of the provisioning system CPS 2000 with OSS in 2003. The installation of an uninterruptible power supply (UPS) system to reliably support all services is in the process of implementation in the first half of 2004. In order to prevent outsiders hacking into the Multikabel network, new routers resistant to hacking and a new routering design are currently being installed.

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

     The following sets forth the programming of nationwide channels typically offered in our standard analog package. Not all programs are available in certain service areas.

Channel	Description	Channel	Description
3Sat	ARD/ZDF, ORF and SRG news and sports	Onyx-tv	Music and entertainment
ARD	General interest	ORB	Regional news, sports and entertainment
ARD/ZDF digital	General interest and entertainment	Phoenix	Documentary and political events
ARTE	Cultural arts	Premiere Digital	Pay TV
Bayern 3	Regional news, sports and entertainment	Pro Sieben	News and entertainment
BR-Alpha	Cultural and educational programming	QVC German	Teleshopping
DSF	German sports	Regional B1	Regional news
TV Travel Shop	Travelchannel	RTL	24-hour entertainment
Eurosport	European sports	RTL 2	Entertainment for young people
Home Shopping Europe	Teleshopping	SAT 1	24-hour entertainment
HR 3	Regional news, sports and entertainment	Super RTL	Entertainment
Kabel 1	Entertainment and movies	SWR	Regional news, sports and entertainment
Kika	Programming for children	Tele 5	Entertainment
MDR 3	Regional news, sports and entertainment	Viva	24-hour music television
MTV	Music videos	Viva 2	24-hour music television
MTV2	Music videos	Vox	News and entertainment
n-tv	News and information	WDR	Regional news, sports and entertainment
Nord 3	Regional news, sport and entertainment	ZDF	General interest
News and information	News and information

     We receive approximately 50% our programming directly from broadcasters via our own head-end and the remaining 50% indirectly from broadcasters through signal delivery contracts with Kabel Deutschland and successor private operators.

     Current broadband product offering. We currently offer the following broadband services to subscribers in Leipzig and in those areas of the Sachsen/Sachsen-Anhalt/Thüringen region that are connected to our upgraded networks:

     Current broadband product offering—Digital television. We believe that we were the first German cable operator to offer digital services to our subscribers. We launched our digital television services in the city of Leipzig between October and November 2000. As of December 31, 2003, our digital offering was available to approximately 135,000 homes which serve approximately 96,000 analog television subscribers, and approximately 6,220 digital set-top boxes had been installed in subscriber homes and were paying customers. We intend to continually expand and improve the range of channels included in our digital television offering.

     Our primatv digital product offers channels in digital format and eight different packages with additional digital channels as follows:

primatv Basis	ARD Digital	ZDF vision	Zusätzliche Sender
	Das Erste	ZDF	CNN
	Bayerisches FS	ZDFdokukanal	Deutsche Welle
	BR-alpha	ZDFinfokanal	Home Shopping-Europe
	EinsExtra	ZDFtheaterkanal	Sachsen Fernsehen
	EinsFestival	EuroNews	MTV
	EinsMuXx	Eurosport	MTV2 POP
	Hessen Fernsehen	CNBC	n-tv
	MDR Fernsehen		Onyx
	NDR Fernsehen		QVC
	RBB Berlin	Zu ARD Digital	Tele 5
	RBB Brandenburg	& ZDF Vision	TV5
	SR Fernsehen	3sat	TW1
	Südwest BW	arte	Viva
	Südwest RP	Kinderkanal	Viva plus
	WDR Fernsehen	Phoenix

primatv Maxi*:	primatv Family*	Silverline, SciFi, 13TH STREET, BBC Prime, BBC Learning
	primatv Life*	Club, Extreme Sports, Fashion TV, Trace by MCM, ESPN Classic Sport
	primatv Wissen*	BBC World, Bahn TV, PLANET, einstein.tv
	primatv Erotik	The Adult Channel

additional offers:	MTV-Paket	MTV 2, MTV base, MTVhits!, VH-1, VH-1 Classic
	GoldStar Extra	GoldStar TV, Heimatkanal
	Bibel TV	Bibel TV

Foreign Language		EDtv* (arab.)
NTV Mir* (russ.)
VTV4 for Europe*
	Turkish Programm	Lig TV*, Sinema Turk*

*	Subscribers can subscribe to these four packages for a combined price which is generally lower than the cumulative individual prices of each package.

     The basic offering primatv Basis is currently priced at a promotional monthly subscription rate. The set-top box rental is included in the monthly subscription fee and a one-time installation fee is charged if our service team installs the set-top box. primatv Basis contains non-crypted digital channels. Access to these channels is available on all compatible set-top-boxes. We rent a set-top box to our customers for a monthly fee.

     Customers can also subscribe to primatv Maxi (which includes primatv Wissen, primatv Life, primatv Family and primatv Erotik) for a package discount, two packages as offered by MTV and GoldStar Extra; and several stand-alone-channels (e.g BibelTV, ORT International, VTV4). As we introduce further and improved programming and as use of our digital package service increases, we expect to target selective rate increases for our digital offering. Customers using a set-top box also have access to our electronic program guide.

     Current broadband product offering-Pay-per-view. Digital subscribers also have access to up to 15 pay-per-view channels. The movies can be ordered by subscribers using their remote control.

     Current broadband product offering-primaspeed Internet access. We launched high-speed Internet services to both residential and business subscribers in the fourth quarter of 1999. At December 31, 2003, we provided high-speed Internet service to 6,845 subscribers. Under the name primaspeed Free an additional tariff was launched, which offers subscribers a broadband Internet tariff without fixed monthly costs. In this tariff, billing is based exclusively upon usage and targets customers who prefer to pay for the broadband performance on a call-by-call basis.

•	primaspeed Free. This package offers subscribers 24-hour high-speed Internet access at up to sixteen times the speed of Integrated Services Digital Network (ISDN) or up to 1024 kilobits per second (Kbps) (256 Kbps upstream) with no fix monthly fee. The billing of this service is based exclusively upon the volume of data used. The rental cost for the modem is included in the price for the data volume and no deposit is paid. The subscriber commits solely to return the modem if he does not use it for longer than three months. Subscribers can also use broadband services, a game server and other value-added services.

•	primaspeed Start. This package offers subscribers 24-hour high-speed Internet access at up to twice the speed of ISDN, or 128Kbps (64 Kbps upstream). The monthly fee includes a data volume of 500 Mbyte and e-mail account services with full support from our customer service team. The customer can either purchase or rent (for a monthly fee) the cable modem from us. Subscribers may also access our Internet portal for broadband services, such as a game server and additional value-added services. The customer is charged for additional data volume.

•	primaspeed Easy. This package offers subscribers 24-hour high-speed Internet access at up to four times the speed of ISDN, or 256 Kbps (128 Kbps upstream). The monthly fee includes a data volume of 1,500 Mbyte, 10 MB web space and e-mail account services with full support from our customer service team. The customer can either purchase or rent (for a monthly fee) the cable modem from us. Subscribers may also access our Internet portal for broadband services, such as a game server and additional value-added services. The customer is charged for additional data volume.

•	primaspeed Pro. This package offers subscribers 24-hour high-speed Internet access at up to 16 times the speed of ISDN, or 1,024 Kbps (256 Kbps upstream), for a fixed monthly fee. The monthly fee includes a data volume of 10,000 Mbyte, 10 MB web space and e-mail account services with full support from our customer service team. The customer can either purchase rent (for a monthly fee) the cable modem from us. Subscribers may also access our Internet portal for broadband services, such as a game server and additional value-added services.

•	Unified messaging service. All packages include our Unified Messaging Service. With this service, subscribers have access via the Internet to their e-mail account. Via the Internet subscribers will also be able to send SMS text messages to German mobile phones. Subscribers are also able to store contacts in the online contact-database and use the personal calendar.

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

The Netherlands

     Current broadband product offering—Analog Television. Our analog television offer includes two packages of television programming: basic and standard. The basic package consists of 15 television and 40 radio channels. The standard package includes 42 television and 40 radio channels. Both packages carry a on-off time installation fee. The majority of our analog subscribers purchase the standard package.

     The standard packages include the following channels (with variances in certain municipalities).

Channel	Description	Channel	Description
Animal Planet	Documentary	Nickelodeon/Kindernet	Children
ARD	General Interest (Germany)	Phoenix/CNE	Chinese channel
Arte	Culture (Germany)	R.O.B. TV/Lokale omroep	Local programming
BBC 1	General Interest (UK)	RAI Uno	General Interest (Italy)
BBC 2	General Interest (UK)	Regionet/lJmond TV	General Interest (Regional)
BBC World	International news	RTL Television	General Interest
CNBC/Nat. Geographic	News/Documentary	RTL4	General Interest
CNN	International news	RTL5	General Interest
Discovery Channel	Documentary	SBS 6	General Interest
Euronews	International news	Tel Sell	Home shopping
Eurosport	Sports	The Box	Music Videos
France 2	General Interest (France)	TMF	Music videos
Kabelkrant Nieuws TV	Local news	TRT	Turkish channel
Ketnet/Canvas	General Interest (Belgium)	TV Noord-Holland	Local programming
Lokale omroep/kabelkrant	Local programming	TV5	General Interest (France)
MBC	Arabic channel	TVE	General Interest (Spain)
MTV Europe	Music Videos	Vox Kids/Veronica	Children/General Interest
Multiview	Service Channel	VRT TV1	General Interest (Belgium)
Nederland 1	General Interest	WDR	General Interest (Germany)
Nederland 2	General Interest	Yorin	General Interest
Nederland 3	General Interest	ZDF	General Interest (Germany)
Net 5	General Interest

     Canal+ can be added to this package as a pay-tv product, but it is not included in our basic or standard package and is not directly marketed by us.

     Current broadband product offering—Digital Television. We launched our digital television product under the brand name Mr. Zap in May 2000. The digital television product is widely available, and we provided digital service to 5,963 subscribers as of December 31, 2003. We offer our digital television product in cooperation with Mediakabel (a joint venture established by seven Dutch cable operators (including us) to, offer a digital television package to the Dutch cable market). Since mid 2002 we no longer provide pay-per-view/near video-on-demand services and we have also stopped providing interactive games. We currently have a basic digital package (consisting of additional channels and channels which are available on the analog package), some special interest channels and premium channels. These packages are summarized below:

•	Basic Digital Package

Adventure 1
Adult Channel
Animal Planet
ARD
Arte
Avante

BBC1
BBC2
BBC Prime
BBC World
Bloomberg

Cartoon Network
Club
CNBC
CNN

Discovery Channel
Discovery Civilization
Discovery Science
Discovery Travel & Adventure

E! Entertainment
Euronews
Eurosport
Eurosport (News)
Extreme Sports

Fashion TV
France 2

Hallmark

Mezzo
MTV 2
MTV Base
MTV Europe
MTV Hits
Motors TV

Music Choice (40 digital music channels)

National Geographic Channel
Nederland 1
Nederland 2
Nederland 3
Net 5
Nickelodeon/Kindernet

Performance
Phoenix CNE
Playboy TV
Private Blue
Private Gold

RAI Uno
Reality TV

Sailing TV
Sat1/Pro7
SBS 6
Sky News

TBN
TCM
TMF
Travel Channel
TV 5

Veronica
VH1
VH1 Classic

WDR
ZDF

     Programs in italics are simulcast from analog

•	Premium and special interest channels:

     In addition to the basic digital package subscribers may purchase the following premium and special interest channels:

CineNova Set Asia/ Zee TV TVBS-E	Movie channel Hindustani television Chinese television

     Internet access. Since December 31, 2003, 79,493 residential subscribers and 932 business subscribers received always-on, high-speed Internet services from us. This compared to 48,367 residential and 550 business subscribers in December 31, 2002. We offer the following packages to our residential subscribers:

•	Easy package: Our “always-on” access, with speed of 128 Kbps downstream and 64 Kbps upstream, one e-mail account, with an acceptable use policy (AUP).

•	Family package (introduced in January, 2003): This product provides Internet access speeds of 384 Kbps downstream and 128 Kbps upstream, e-mail services and also an AUP regarding download capacity.

•	Power package. This product provides Internet access speeds of at least 1,024 Kbps downstream and 128 Kbps upstream. Subscribers also benefit from unlimited download capacity AUP, e-mail services, and home page capability with 15 Mb capacity.

•	Power Plus package. This product provides Internet access speeds of at least 1.536 Kbps downstream and 256 Kbps upstream. Subscribers also benefit from unlimited download capacity AUP, e-mail services, a home page capability with 20 MB capacity and the possibility of connecting several personal computers.

•	XL-lerate package. This package provides Internet access speeds of at least 4 Mbps downstream and 512 Kbps upstream. Subscribers will also benefit from unlimited download capacity (AUP), e-mail services, a home page capability of 20 MB and the possibility of connecting several personal computers.

•	X-tra package. This package provides Internet access speeds of at least 1,536 Kbps downstream and 1,024 Kbps upstream, making this product more attractive for heavy users and game players. E-mail and download facilities are similar to the XL-lerate package.

     Our packages for the business market are:

•	Broadband Office regular. This product provides Internet access speeds of at least 768 Kbps downstream and 128 Kbps upstream, a fixed IP-address, e-mail services and possibilities for connecting web and e-mail server; and

•	Broadband Office Premium. This product provides Internet access speeds of at least 1,536 Kbps downstream and 256 Kbps upstream, a fixed IP-address, e-mail services and possibilities for connecting web and e-mail server.

     Data communications. We offer the following data communications products to business subscribers:

•	CableLink. This service uses existing coax cable connections for datacommunications with a choice of 256 Kbps, 512 Kbps or 1,024 Kbps at a fixed monthly price depending on the speed and distance between the locations of subscribers. This service offers the security of a virtual private network.

•	QualityLink. This service provides a dedicated fiber connection for data communications (transparent or Ethernet) at a fixed monthly price depending on the speed and distance between the locations of subscribers. The transparent speeds are 2, 34, 155 or 622 Mbps. Ethernet-speeds range from: 512 Kbps, 1, 2, 4, 6, 8, 10, 50, 100 Mbps to 1 Gbps.

•	Internet Link. This product provides Internet access speeds of 256 Kbps, 512 Kbps, 1, 2, 4, 6, 8, 10, 50 and 100 Mbps (non-overbooked, symmetric upstream and downstream) at a fixed monthly price depending on the speed levels. We try to distinguish ourself from competitors by offering a lower price, broader product range and faster implementation.

•	Kennisnet intranet service. As of December 31, 2003, we connected 617 Dutch schools and educational institutions, libraries and museums to the Kennisnet intranet service by linking our networks with other cable operators. This intranet project provides schools with access to the Internet through an organization called nl.tree, which is a joint venture of several cable operators. nl.tree successfully tendered a contract from the Dutch government which expired in January 2004. After this term the schools are free to choose their Internet provider. Following this retender we expect to retain approximately 50% of the above customer base.

     Telephony—We are currently rolling out a hybrid Internet protocol (IP)/public switched telephone network (PSTN) based telephony service (VoIP) which we expect to be able to offer to the entire upgraded area in the third quarter of 2004. This will compliment the Internet subscription and provide end customers with an attractive alternative to KPN. Although both penetration and usage of fixed line telephony might decline in the future, the fixed fees of telephony subscription offer an opportunity to gain additional revenues from subscribers. As of December 31, 2003 we had 4,106 telephony subscribers.

     QuickNet DSL services—In areas which have not been upgraded and outside the service area, QuickNet—a 100% affiliate—recently started to offer broadband Internet via Asymmetric Digital Subscriber Line (ADSL). The first mile of the local loop is provided by bbned which takes over the line from KPN. QuickNet uses the Digital Subscriber Line (DSL) backbone of bbned but it also has its own serverpark. QuickNet DSL is available in all areas in The Netherlands where bbned has use of the local loop, but it is only selectively offered around our service area. As of December 31, 2003 QuickNet had 500 DSL customers.

     Sales, marketing and customer service

     Germany

     Our sales and customer service function is organized regionally in Germany. We employ account managers to originate and service large account relationships with housing associations and local governmental authorities. In addition, we conduct direct sales at the individual subscriber level via telesales and door-to-door sales; for this purpose we have entered into service contracts with external service providers and several housing associations. We maintain centralized customer call centers in each of our operating regions, which enable us to cost-effectively service a large number of subscribers in each regional cluster. Customer call centers are available to handle new account and service requests. We employ network operations staff and field technicians in each region to handle new subscriber installations and service interruptions. Moreover, we have installed a corporate sales unit which manages key accounts on a national level, maintains relations with national associations of housing corporations, real estate agents and the housing industry association. The corporate sales unit works closely with our regional sales offices.

     The Netherlands

     Members of our marketing and sales staff focus on specific product offerings (e.g. the digital television package or the Internet portfolio). This group works with product development and technical staff to improve the key features of our product offering and to determine pricing and promotional strategies. Our marketing program includes the following primary features:

•	Zo! Magazine: This quarterly publication is provided to all residential subscribers and contains general news about Multikabel and about new product offers. New subscribers also receive a welcome package outlining the full range of products available to subscribers.

•	Inzake: This publication for our existing and potential business customers focuses on our commercial leased line and Internet products.

•	MultiView channel: This television channel appears on all our channels and broadcasts the full range of products available to our subscribers.

•	Multikabel website: Our local (Dutch) website also outlines our products which can be purchased on-line.

•	Direct mail and advertising: We have conducted targeted direct mail and advertising campaigns specifically promoting our analog and digital television services, our Internet and telephony services and our commercial data communications and Internet products.

•	Development of the retail channel

•	Outbound sales calls for digital television, telephony and Internet.

•	Specific marketing campaigns such as offers to members only and, introductory discounts.

•	Product bundling.

     Product Development is fully integrated within our marketing strategy. New product development is always initiated by marketing but it engages all operational divisions in the process. New product development is not time consuming due to our flat organizational structure. The development of new products and services is often undertaken through flexible and focused project groups.

     Our customer call center employs approximately 130 persons (full time and part time). The call center and the help desk are open from 9:00 a.m. to 9:00 p.m. on weekdays and from 10:00 a.m. to 5:00 p.m. on weekends to assist subscribers with new services, billing-related inquiries and to respond to questions about analog and digital television services, Internet and telephony services. The customer call center works with third-party call centers to offer 24-hour use with service interruptions. We employ a team of full-time service technicians, and also from time to time third-party technicians.

     Our billing for the analog audio/video services had been outsourced to local utility companies until December 2003. Since January 2004 we invoice all our analog customers directly and make use of direct debit facilities. We bill Internet services, digital television and telephony in-house, although we have outsourced the billing for ratings and mediation for Telephony. Billing and collection efforts for the business offerings are carried out internally.

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

     Since January 2000, we imposed a rate increase to cover the possible imposition of GEMA fees and began accruing for what we consider to be appropriate royalty fees if we had to pay GEMA. Our ability to recover retroactive copyright royalty fees from subscribers may be undermined if we are unable to pass on copyright royalties assessed for past periods.

     In May 2003, VG Media, “Gesellschaft zur Verwertung der Urheber- und Leistungsschutzrechte von Medienunternehmen mbH” declared its mandate to collect retransmission royalties for private radio and television societies. Since then GEMA is only in charge of safeguarding the interests of the public radio and television companies.

     We have been a member of ANGA since December 2003 and one affiliate contracted with VG Media as part of the wider ANGA-contract. VG Media does not charge us for fees where we receive signal from other providers, although it does charge us for fees we receive for our programming services provided to third cable network operators. This agreement is effective starting on January 1, 2003. For fees prior to that date, we are still still in negotiations.

     For the time period starting January 1, 2003 ANGA has been negotiating a contract with GEMA and we will have to negotiate prior liabilities to GEMA separately.

     Signal delivery payments to the regional companies of Kabel Deutschland and successor private operators for television programming transmitted over our cable television networks. For our level 3 and level 4 networks, we entered into signal delivery contracts with the regional companies of Kabel Deutschland prior to the sale by Kabel Deutschland of some of its cable networks. Where Kabel Deutschland retained its network it remains our contract partner but where it sold networks, successor private cable operators have assumed the obligations of Kabel Deutschland under the signal delivery contracts and have become our contract partners under the same terms as those contained in the original signal delivery contracts. At December 31, 2003, approximately 51.3% of our television subscribers were served by level 3 and level 4 networks, which receive programming pursuant to signal delivery contracts and 48.7% of our customers were served by own head ends. In Leipzig, (historically a level 3 network), we operate our own interactive network, that provides subscribers with our digital package, high-speed Internet and pay-per-view services. Galaxis waived our obligation to purchase the remainder of the set-top boxes. We intend to continue to consolidate connection points and build head-ends to reduce signal delivery fees paid to the regional companies of Kabel Deutschland and successor private operators and to reduce our dependency on the product offering and eliminate certain pricing constraints.

     The terms of our signal delivery contracts vary. Most signal delivery contracts are for a fixed period, usually five to ten years, and are subject to negotiated renewal. We typically pay Kabel Deutschland and successor private operators either a flat fee or a fee per subscriber that is determined by reference to a published fee schedule based on the number of homes connected to one connection point. A number of signal delivery contracts provide for price escalation during the first three or five years (Bauzeitenregelung) to ease our initial network development costs. The ceilings in the majority of these escalation clauses of these contracts have been reached. Rate increases by the regional companies of Kabel Deutschland and their successors have resulted in an increase in the aggregate amount of signal delivery fees we pay to Kabel Deutschland and their successors. Due to negotiations with regional companies of Kabel Deutschland and their successors we managed to partially lower the increase. Moreover, we have generally been able to correspondingly increase the monthly subscription rates paid by our subscribers to offset the increase we have paid. We expect that our dependence on signal delivery contracts can be reduced if we continue to increase delivery via our own head ends.

     Contracts for digital television programming transmitted over our broadband networks. We have entered into contracts with the majority of the program providers with whom we are required to enter into contracts to obtain programming for our digital television packages and we are negotiating with the remainder. In general, the terms of these contracts are from two to five years and can be automatically extended for additional one year periods. 17 of our agreements provide for the payment of a fixed fee per subscriber per month. Three of our agreements provides for a monthly payment of 50% to 60% of the revenues we generate from the channels which are subject to the agreement.

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

     Contract for pay-per-view movies, sports and other events. We have entered into contracts with program providers including Universal Studios International B.V. for pay-per-view movies and other events we offer our subscribers. These contracts are generally for short periods or for specific events and have standard terms. Most of our agreements provide for the payment of a flat fee per program.

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

     Concession agreements with our subscribers. In order to be able to provide service to our subscribers, we have entered into public concession agreements with local governmental authorities and private concession agreements with housing associations that administer large housing blocks. The agreements with governmental authorities were entered into prior to the enactment of the German Telecommunications Act of August 1, 1996. We are generally not obligated to make payments to local governmental authorities for the use we make of public rights-of-way to deliver our services. Under the German Telecommunications Act, holders of category 3 telecommunications licenses (which includes broadband network operators like us) have the right to use public rights-of-way free of charge for telecommunications lines serving public purposes provided that the use does not unduly restrict the primary use of the public spaces. Local building permits are required before new telecommunications lines are laid or existing telecommunications lines are changed. The German Telecommunications Act established a number of obligations related to this free-of-charge use of public-rights-of-ways. As a result, since August 1, 1996, it has no longer been necessary for us to enter into public concession agreements to obtain rights-of-way on public grounds. Therefore, we are in the process to negotiate new public concession agreements with the local governmental authorities coordinating the planning and construction of the telecommunication lines with respect to the provisions of the German Telecommunications Act. Otherwise we are terminating the extant public concession agreement because of inoperativeness under the German Telecommunications Act.

     Private concession agreements with housing associations provide us with access to potential subscribers living in the housing blocks administered by these authorities and also frequently provide us with the right to use the respective private property owned by the housing associations. Individual private concession agreements typically provide access to a relatively small number of homes. As of December 31, 2003, our cable networks operated pursuant to a few hundred public concession agreements with local governmental authorities and more than 3,000 private concession agreements with housing associations.

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

The Netherlands

     Analog programming. Generally we are currently not required to pay programming fees for the channels included in our basic and standard analog packages, except for the Discovery channel and Eurosport. In some instances, we receive programming fees from broadcasters to carry their programming on our networks. We pay royalty fees to BUMA/SENA, the Dutch copyright collection agency, for the retransmission of programming over our network in The Netherlands.

     Since July 2003, the following fees have applied for analog distribution:

BUMA:	€2.58 per subscriber per quarter for the basic package; €2.93 per subscriber per quarter for the standard package (including basic package);

SENA:	€0.10 per subscriber per quarter for the basic package; €0.11 per subscriber per quarter for the standard package (including basic package).

     The agreement with Discovery was entered into in February 2002 and expires on January 31, 2005, subject to earlier termination on three months’ notice. The agreement with Eurosport was entered into on January 1, 2003 and ends on December 31, 2005. Both agreements cover analog and digital delivery of programming. We pay Eurosport €0.0833 per subscriber per quarter and Discovery: € 0.17017 per analog subscriber per quarter.

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

     After a complete restructuring of the Mediakabel organization, Multikabel is now solely responsible for digital programming. In 2002, we entered into a contract with Mediakabel for the provision of digital TV-signals and have since entered into agreements with a number of program providers to provide digital television services. These agreements are standard and provide for the payment of a fixed fee per digital subscriber per month. Most of our agreements except that relating to the CineNova premium movie channel (see below), have terms ranging from one to three years, many of which may be renewed at our option.

     In February 2000, we entered into a contract with Europe MovieCo Partners Limited for the provision of the CineNova premium movie channel. Pursuant to the agreement we pay a fixed amount which will increase on October 31 each year to correspond with our subscribers in the franchise area in The Netherlands by October 31, each year, regardless of the actual number of subscribers to the CineNova channel. This agreement has a term of seven years unless earlier terminated or extended. Either party may terminate the agreement with six months notice if the CineNova channel does not have at least 100,000 subscribers in the relevant distribution areas by the end of the fifth year (October 31, 2005). If six months prior to the end of the fifth year, the CineNova channel has between 100,000 and 185,000 subscribers, MovieCo may provide us with a written early termination notice, upon receipt of which we will enter into good faith negotiations to reduce participation levels for the remaining years under the agreement.

     Internet services. In July 2002 we migrated all of our subscribers to our own Internet platform. We purchased and entered into standard maintenance agreements for hardware and software programs relating to the ISP platform servers and support.

     In addition as part of the development of our own Internet platform we entered into standard transit and peering arrangements with the international carriers (currently Cable & Wireless and Level3 deliver our transit capacity).

     We signed a standard framework agreement with Motorola Broadband Communications for the delivery of cable modems for Internet access. We contract with the Planhold Group B.V. who install Internet access at customer premises as well as several other services like breakdowns and installation of media terminal adaptors for telephony.

     Telephony. Multikabel entered into wholesale Integrated Service Agreement with Priority Telecom Netherlands B.V. to provide residential telephony services. Under the agreement Multikabel may terminate its roll out of residential telephony services and prevent customers from connecting to the service. If this occurred, Priority will continue to perform its obligations under the agreement (so called “grandfathering”) but Multikabel will have to compensate Priority (after 6 months: €550,000, after 12 months: €450,000, and after 18 months: €400,000). The agreement is for 5 years. If either party wishes to extend the agreement it must give notice to the other party no later than 6 months before the expiration of the agreement. The parties will then negotiate in good faith to try and agree a new set of terms and conditions, without any contractual obligation to conclude a new agreement.

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

     In Germany the ability of viewers to receive terrestrial broadcast television signal directly through antennae or otherwise, impedes our ability to obtain additional cable television subscribers in areas where our cable networks have already been installed. Digital Video Broadcasting Terrestrial (DVB-T) has already been introduced in Berlin. The extent to which we are limited in obtaining additional subscribers varies depending on the quality of the reception to the subscriber and the zoning restrictions in the subscriber’s region.

     In The Netherlands we will face soon competition from providers of terrestrial digital television; although we anticipate our analog subscribers base will remain stable. We do not consider alternative TV distribution services such as satellite or the new “Digitenne” digital terrestrial initiative to be a meaningful threat to our core business. However, we expect these alternative platforms to sustain a growing number of subscribers albeit in different markets (e.g. mobile/vacation homes) and therefore, this should not adversely effect our subscriber base. Importantly, we believe that there is scope for a gradual increase in subscription fees, justified by inflation and the replacement of older, less interesting channels by new, more attractive ones. Another important rationale for such price increase will be the higher pricing level of some of our important peers.

     Analog direct-to-home satellite users obtain programming from one or a number of different satellites, including Astra and Eutelsat, in both Germany and The Netherlands. In order to receive analog direct-to-home satellite-delivered programming, the consumer must have an outdoor reception dish, which generally is smaller and less expensive than the satellite dish typically used in the United States. Analog direct-to-home satellite-delivered services are widely available in Germany and The Netherlands, although the current consumer base in The Netherlands is limited due to high cable penetration. We also believe that cable television has a number of competitive advantages over analog direct-to-home satellite-delivered services for the following reasons:

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

     We believe that, if analog direct-to-home satellite signal would be encrypted, we would benefit from an increase in the number of subscribers as former analog direct-to-home users would seek alternative sources of television programming. We believe that analog direct-to-home satellite-delivery service may become more competitive with cable service if digital compression technology is implemented in the industry such that satellite services can provide more channels and direct specific programming to particular subscribers. As we upgrade our cable television networks in Germany, we will be able to offer substantially more programming alternatives and pay-per-view services. Accordingly, we do not believe that our broadband networks will be at a competitive disadvantage to either analog direct-to-home or digital direct-to-home even if digital compression technology is implemented in the satellite services.

     In addition, we face competition from digital direct-to-home satellite-delivered services. During the last two years, Premiere has started providing digital direct-to-home operations in the German market. We believe that digital direct-to-home has not achieved significant penetration in the German market. However, Premiere has exclusive programming, including sports contracts. Therefore, we believe that Premiere can achieve additional market share which will result in a loss of subscribers to cable network operators in Germany, including subscribers to our networks.

     DTT in The Netherlands was introduced in the first half of 2003 after the Digitenne consortium received a license to operate DTT services through 20 channels on five multiplexes. Both the interactive system and the conditional access system are integrated into Digitenne’s digital Set top boxes (STB). Despite the problems that have plagued pay-based DTT models in Spain and the UK, the Dutch DTT package is subscription based and competes head to head with the incumbent cable operators’ offerings and with Canal Digital (satellite). Technical coverage is at a very high level given the flatness of the country. The first rollout phase during 2003 included Amsterdam,

Haarlem, Hilversum, Alphen a/d Rijn and Almere (with a population of almost 1 million households). In 2004, other main cities in The Netherlands are to be included and full coverage is planned for 2005.

     Cable television networks also face competition from satellite master antennae systems that serve condominiums, apartment buildings and other private residential developments. These delivery methods are limited and are not able to offer a full range of broadband services on a large scale.

     In addition to competition with providers of programming using different platforms as described in the preceding paragraphs, we also compete for subscribers with providers of different products and services in those areas where we operate our broadband networks. Since we started offering digital services in 2000, we have been competing with other digital television services. Our primary competitor in Germany is Premiere. Premiere has several exclusive long-term contracts with major film studios, program producers and sports franchises for a substantial amount of entertainment and sports programming. Premiere delivers its product in digital packages via Kabel Deutschland and its successors’ cable television networks and pursuant to an agreement entered into in 2002, via our cable network and direct-to-home via satellite. We believe Premiere has a current market share of approximately 35% of the digital television homes in Germany.

     In The Netherlands we compete with our hybrid IP/PSTN based telephony service with several carrier (pre)select telephony companies and the Dutch national operator KPN for fixed line telephony services. We will also be competing with several wireless telephony services, many of which have financial resources substantially in excess of our own.

     With respect to high-speed Internet access, we compete with other access alternatives, such as ADSL lines, standard dial-up services and dial-up services over digital direct-to-home. We believe high-speed Internet access over broadband networks has several competitive advantages over these alternative Internet service access mechanisms, including capacity, stability, convenience, access speeds and price. Our Internet service requires no dial-up time because the subscriber can always be on-line, 24 hours a day.

     Although the roll-out of ADSL in our Dutch service area is almost complete, we have a very strong foothold in the broadband market. Over the past year we have focused sales efforts on the large group of Internet subscribers that currently have only a dial-up account with a competitor. Through the recruitment of these customers into our entrance packages, we are creating a customer base with relatively low initial average revenue per user (ARPU) but with the scope to upgrade these subscribers to one of the more expensive packages over time. With the current level of quality, service, technical performance and brand awareness, we are well positioned to remain a premium provider of broadband Internet services in the Dutch franchise.

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

     Litigation

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, the Company has accrued approximately €2,563,000, €4,189,000 and €6,051,000 and as of December 31, 2001, 2002 and 2003, respectively.

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

Regulation in Germany

     Cable television licenses. The German Telecommunications Act came into force on August 1, 1996. The Act is meant to foster competition, to ensure adequate services nationwide and to establish an administration system for bandwidth frequencies. The German Telecommunications Act ended Deutsche Telekom’s network monopoly. Telecommunications services, including the provision of transmission capacity, may now be provided by anybody subject to the requirements established in the German Telecommunications Act. The German Telecommunications Act sets forth licensing requirements for the operation of transmission paths which extend beyond the borders of a single parcel of property and which are used to offer telecommunications services to the public. The establishment and operation of cable television and broadband networks falls within the scope of the licensing requirements set forth in the German Telecommunications Act.

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

     Following Article 3 paragraph 2 of the Authorization Directive, the provision of electronic communications networks or services can no longer be made subject to an individual license. This provision is directly applicable in Germany, even though it has not been implemented so far in the German Telecommunications Act. Existing licenses remain effective.

     Under the German Telecommunications Act, a person offering telecommunications services for which no license is required must notify the regulatory authority within one month of the start-up, modification or termination of operations. We believe that we have complied with this notification obligation.

     The German Telecommunications Act subjects telecommunications enterprises that are deemed to be “market dominant” to special provisions. These provisions cover, in particular, the regulation of tariffs, business terms and conditions and the granting of open network access, including interconnection obligations. Tariffs for telecommunications services of market-dominating enterprises are subject to the review of the regulatory authority. These tariffs have to be based on the costs of efficient service provision. Detailed regulations are included in the Ordinance on Telecommunications Tariff Regulation of October 1, 1996. The business terms and conditions for telecommunications services subject to license and for universal services are also subject to the regulatory authority’s control. The regulatory authority has the right to object to business terms and conditions which do not comply with relevant provisions of European Union law. Public telecommunications carriers are required to interconnect their networks with those of other carriers. Market-dominant public telecommunications carriers are required to allow other users to interconnect with their networks or parts thereof. Detailed regulations are included in the Ordinance on Special Network Access of October 23, 1996.

     The Telecommunication Customer Protection Ordinance of December 11, 1997 regulates the relationship between providers of telecommunications services and their subscribers. It sets forth several specific obligations for market-dominant providers and various obligations for all other providers. It specifies, for example, rules for invoicing, universal services and quality parameters. The Ordinance also invalidates contractual clauses which attempt to limit subscribers’ rights under the Ordinance.

     Currently, a telecommunications bill is being discussed in parliament. This bill, which will implement the new European regulatory framework, aims, among other things, at abolishing the licensing requirement, more efficient administrative and shorter court proceedings and bringing telecommunications regulation closer to general competition law. It is expected that the bill will not be adopted before summer 2004.

     Retransmission and channel line-up provisions; media and Internet services. The retransmission of cable television programs within Germany through private cable television and broadband networks is regulated at the state level pursuant to The State Treaty on Broadcasting within Federal Germany, or the State Broadcasting Treaty, and at the state level pursuant to the media laws of the various German states. The State Broadcasting Treaty describes the various states’ authority to make decisions with respect to the assignment and use of transmission capacities to be transformed into generally binding law by way of the states’ media legislation. The State Broadcasting Treaty also provides that the retransmission of cable television programs which may be received nationwide and which have been produced in accordance with applicable European legal provisions must be permitted by the federal states within the framework of existing technical capabilities. With the most recent amendments to the State Broadcasting Treaty, which entered into force in April 2000, cable television networks are obligated to transmit specific programs via digital technology (“must-carry obligation”) as long as the aggregate transmission capacity for these transmissions does not exceed the capacity of four analog television channels. In addition, cable network operators must guarantee that one third of the capacity available in digital technology is used to transmit a diverse selection of programs, including special-interest channels — e.g. foreign language channels that must be included in their choice of programs (“can-carry obligation”). State laws generally provide that the simultaneous retransmission of an unchanged and complete cable television program is not subject to any licensing requirement, but does subject the operator to an obligation to report the retransmission to the relevant state media institution. Failure to comply with this reporting obligation may result in a maximum fine of between €250,000 and €500,000, depending on the German state in which the violation occurs. To date, the state media authorities have not strictly enforced this reporting obligation.

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

     In addition, a number of state media laws have established priorities for programs falling within the last-mentioned category for programming produced within the European Union. The European Commission has stated that granting German programs a higher priority than programs from outside Germany could be discriminatory and contrary to European law.

     In the past, problems have existed due to the common use of some frequencies by the receiving and distribution systems of cable operators, on the one hand, and aeronautical radio navigation and public safety services on the other hand. After lengthy discussions, the regulatory authority announced in July 2000 that a compromise was reached between the regulatory authority, the German Air Navigation Services Organization, Deutsche Telekom and the German Association of Private Cable Operators known as ANGA. Pursuant to this compromise, the air navigation services have relocated some of their operating frequencies and have initiated international coordination of the operating frequencies that are used at three German airports. In addition, Deutsche Telekom has implemented a frequency offset. ANGA has requested its members using extended band channel 24 for systems with their own head-end located in the approach areas of German airports, to either change frequency or to ensure that their systems do not exceed the 20 dBpW radiation disturbance limit set out in the settlement.

     This compromise has resulted in the adoption of three ordinances governing the allocation, use and assignment of frequencies. These three ordinances entered into force in May 2001. Pursuant to the ordinance on the allocation of frequencies, the free use (i.e., the use without an individual permit, approval or other regulatory resolution) of frequencies between 9 KHz and 30 MHz in and along conductors, including the cable networks we operate, is permitted provided that specified conditions are met. These conditions include that (1) radiation emitted by the conductors must not exceed identified limits and (2) the frequencies are not used for security purposes, as identified by the German regulatory authority. If the above conditions are not met with respect to a frequency, the German regulatory authority will decide on a case by case basis whether that frequency may be used and may impose restrictions or conditions on use. This regulation may prevent us from using some or all of the relevant frequency bands to retransmit programming over our cable networks. Should this occur, we may need to make further investments in our German networks in order to continue providing our current services.

     With respect to frequencies between 30 MHz and 3 GHz, the above conditions for the free use of frequencies in and along conductors are applicable since July 1, 2003.

     The German states have signed a State Treaty on new media services, which came into force in August 1997, concurrently with the Teleservices Act. The State Treaty on Media Services and the Teleservices Act regulate the establishment and operation of various types of Internet and video-on-demand services. The State Treaty on Media Services imposes various obligations on providers of media services, which are defined in the State Treaty on Media Services as information and communication services addressed to the general public. Teleservices are defined in the Teleservices Act as information and communication services for individual use on the basis of telecommunication transmission. Media services include distribution services offering direct sale or lease of objects or services, known as teleshopping, distribution services in the form of television text, radio text or similar text services and other call-services which offer text, sound or pictures in electronically stored form. Providers of these media services include persons who offer their own or third-party media services or who provide access to media services. To the extent that we are considered a provider of media services, we may be subject to obligations under the State Treaty on Media Services. The State Treaty on Media Services includes, among other things, rules on responsibility for content, advertising, data protection and protection of children and young adults. Providers of tele services are responsible under general laws for content, which they make available to others.

     The State Treaty on Media Services and the Teleservices Act have not, to date, materially affected our ability to make independent business decisions with respect to the rates charged for, or other matters relating to the provision of the services covered. There can be no assurance that legislation will not materially influence our business decisions on these matters in the future.

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

     On January 1, 2002 the German Civil Code was amended. Under the so-called update of the law of obligation (“Schuldrechtsmodernisierungsgesetz”) new rules were established, especially with respect to consumers. Therefore, all German enterprises were forced to revise their standard terms by no later than December 31, 2002. We have incorporated our new general terms and conditions with effect from January 1, 2003.

     Regulation in The Netherlands

     Telecommunications and media services. The following regulatory regime applies in The Netherlands.

•	Regulatory framework. The Dutch Telecommunications Act took effect, with the exception of a few provisions, in December 1998 and further liberalized the Dutch telecommunications and cable television sectors. The Dutch Telecommunications Act governs, among other things, the installation and operation of public telecommunications networks, cable television networks, and the provision of telecommunications services, including the provision of telephony/data services and wholesale Internet services. The provision of media services through cable television networks and more specifically content is regulated primarily by the Dutch Media Act, as amended, and the Media Decree. Competition laws and — in some case — agreements with municipalities also impose restrictions on cable television operators.

Under the Dutch Telecommunications Act, the authority, known as OPTA (Independent Post and Telecom Authority), is charged with supervision, regulation of companies with significant market power (i.e. KPN Telecom, the Dutch incumbent, and it’s subsidiary KPN Mobile) and resolving disputes relating to the provision of telecommunications networks and services. Appeals must be filed exclusively at the District Court of Rotterdam and subsequently to the Trades and Industry Appeals Tribunal. Under the media law, media service providers are subject to content requirements, which are overseen by the Commissariaat voor de Media (Media Authority).

•	Registration. The Dutch Telecommunications Act does not require a license for the installation, maintenance or operation of a cable network. Cable network operators need only to register with OPTA. Registration does not give an operator any exclusive rights. Any registered person may install, maintain and operate a cable network alongside an existing duct. The Dutch Telecommunications Act gives cable network operators and providers of other public telecommunications networks, limited rights of way to install and maintain their networks, which are identical to those previously exclusively enjoyed by KPN.

•	Ownership issues. The Dutch Telecommunications Act provides that cables installed in public and/or private grounds which are intended to be used for a public telecommunications network or a cable television network are owned by the provider of the public telecommunications network or cable television network concerned. This provision is necessary because, as a general rule under the Dutch Civil Code, the cables would, by accession, become part of the grounds in which they are installed and the owner of the grounds concerned would own the cables. On June 6, 2003 the (Tax Chamber of) Dutch Supreme Court (“Hoge Raad”) rendered a ruling, which finally settled a lengthy discussion in The Netherlands with regard to the question whether a cable network should be considered as an immovable or a tangible property. The Supreme Court decided that cable networks should be considered as immovable property. This ruling implies inter alia that the acquisition of a cable network will be taxable (partly retroactively), with regard to transfer tax and property tax. The extent of the tax liability may ultimately depend on inter alia the deal-structure agreed by the parties (e.g. share purchase or asset purchase). Furthermore, (legal and/or economical) ownership of cable networks may have altered as a consequence of the ruling. Currently, discussions are taking place between interest groups/lobby groups and the Ministry of Economic Affairs in order to neutralize any adverse consequences of the ruling for interested parties by passing legislation.

•	Programming. Pursuant to the Dutch Telecommunications Act and the Media Act, a cable television network provider must transmit to all its subscribers at least 15 television programs and at least 25 radio programs, called the basic package, including approximately seven television and nine mandatory radio channels. The Media Authority may grant a total or partial exemption from these obligations if the provider does not have significant market power in its area of coverage. The Media Authority may grant an exemption from the obligation to transmit specified programs if this would impose an unreasonably high financial burden on the provider.

In the Netherlands, we often purchased cable television networks from local municipalities. Pursuant to the terms of the agreements with the municipalities, we were obligated to continue to provide basic tier services of between 20 and 30 television channels, including the 15 required under the media laws.

Cable television operators are allowed to transmit their own programs within The Netherlands upon obtaining a broadcast license from the Media Authority. The licensee must comply with the advertising and sponsorship rules set forth in the media laws, which are consistent with the European Union Television Without Frontiers Directive.

•	Program council. Each municipality has to establish a program council, which is an independent authority and provides the cable network operator with advice concerning the 15 television programs and 25 radio programs in its basic package. The cable operator is only allowed to deviate from the advice in a limited number of onerous circumstances. The cable network operator may ask the program council for non-binding advice concerning the programs distributed outside the scope of the basic package. When several cable networks are connected and, in principal, function as one cable network, a joint program council may be established. As a result of this provision, we have one joint program council, with the exception of our networks in the municipalities of Laren and Muiden.

•	Monitoring media concentrations. The Dutch government recently assigned the Media Authority a monitoring task with regard to, among other things, media concentrations. The Media Authority has to annually report on issues like vertical concentrations between content producers, content providers and rights owners. Special focus will be on sports and movie rights. The report may authorize OPTA and/or the Dutch Competition Authority to take appropriate measures against offenders.

•	Network access service providers. The Dutch government has presented a policy memorandum (Kabel en consument: marktwerking en digitalisering) in which it is stated that the government will encourage competition in the near future between several types of telecommunication infrastructures and competition on existing cable infrastructures. Existing cable operators will have to allow third-party service providers (e.g. Internet access providers) to offer services to end users via their existing cable networks. This implies that when the proposals are agreed upon, we would have to offer third parties access to our networks in The Netherlands. Existing competition regulation and the EU Open Network Provision directives (ONP), will be similarly applied to cable infrastructures. Following the presentation of the policy memorandum, a proposed bill was presented that formalizes the guidelines contained in the policy memorandum. In connection with the bill, the Dutch Competition Authority and OPTA issued a joint consultation on the Internet market. The preliminary conclusion of the consultation is that there is a separate market for broadband Internet access and/or Internet network access. Depending on the outcome of the consultation and/or the wording of the new bill, OPTA may be authorized to impose obligations pursuant to the ONP regulation. However, these obligations would not be imposed in an “emerging market”.

•	Network access program providers. In addition to the guidelines in the proposed policy memorandum, OPTA will be authorized to require designated cable network operators to provide transport capacity to program providers. The proposed bill also appears to regulate services that are closely linked with the program for which access is requested.

•	Price regulation. The Media Act authorizes the appropriate minister to set maximum price levels for basic tier services. This authority has not, however, been exercised in The Netherlands. Furthermore, often the municipality contracts regulate the maximum subscription price for the duration of their contracts with us.

     Telephony and Internet/data services. The following regulatory regime applies to telephony and Internet/data services.

•	Regulation framework. Until recently KPN had a monopoly of the fixed telecommunications infrastructure. As described above, the Dutch telecommunications sector has been liberalized in advance of and in accordance with European Union telecommunications policy and cable television networks may now be used for the provision of all telecommunications services. Number portability was introduced in The Netherlands in 1999.

•	Interconnection. The Dutch Telecommunications Act generally implements European Union telecommunications policy on interconnection.

•	Price regulation. While telephony services offered by a cable company are not currently subject to price regulation, the prices of its competitor, KPN, are. OPTA indicated that KPN should reduce its end-user tariffs in accordance with principles of cost orientation as designated by OPTA in 1999. In September 1999, OPTA introduced its new price cap mechanism, deciding that KPN was to reduce a basket of its nominal end user rates (not including international rates) by 5.3% per year for the next three years. KPN may adjust its resulting rates for inflation, which must lead to a net decrease of at least 3.3% in the first year. The fact that KPN’s end-user tariffs for all of its basic telephony services (with the exception of international calls, but including ISDN) must be cost orientated may have a negative effect on cable companies’ ability to compete.

•	Internet/data services. Under the Dutch Telecommunications Act, Internet/data services are regulated as public telecommunications services. As such, our Dutch operating systems will have to register with OPTA as providers of public telecommunications services and/or networks and our prices for these services are not regulated.

•	New regulatory Framework. In July 2000 the European Commission proposed a package of measures for a new regulatory framework for electronic communications networks and services. This new framework intends to establish a new set of rules for various sorts of electronic communication networks and services. Consequently, the (adjusted) ONP-regime shall not only apply to inter alia (fixed and mobile) telephony networks and services, but shall upon implementation also apply to a broader range of networks and services, including (but not limited to) cable networks and services. A number of directives should have been implemented in Dutch law on July 25, 2003, whilst others had to be implemented in the course of October 2003. The Dutch government did not meet these timelines. It is expected that implementation will take place in the course of the second or third quarter of 2004.

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

     In February 2002, the European Parliament adopted a “New Regulatory Framework”, consisting of four Directives (Framework, Access and Interconnection, Authorization and Universal Service). This new framework, which also applies to cable television networks, attempts to decrease national variations in regulations and licensing systems and further increase market competition by harmonizing licensing procedures, reducing administrative fees, providing for easier access and interconnection, and reducing regulatory burdens for telecommunications companies. The Member States were required to implement the new regulatory framework by July 24, 2003 although, certain provisions of the regulatory framework are directly applicable even if they are not implemented. We believe that we will benefit from a simpler and more coherent regulatory regime for all of our services in both The Netherlands and Germany.

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

     Regulation of the Internet and e-commerce. In June 2000, the European Parliament and Council adopted a directive on a number of legal aspects of information society services, in particular electronic-commerce, within the European Union, known as the e-Commerce Directive. The purpose of the e-Commerce Directive is to ensure the free movement of information society services within the European Union. To achieve this purpose, the e-Commerce Directive contains provisions regarding jurisdictional matters, authorization of information society services, the scope of information to be provided within the framework of information society service, the conclusion of contracts by electronic means and the liability of service providers. As the provision of Internet access, e-commerce, video-on-demand services, and, in particular, the selling of goods on-line qualify as information society services, the e-Commerce Directive will also have an impact on our business. To harmonize the Member States’ approach to jurisdictional issues, the e-Commerce Directive introduced the rule of the home country of the information service provider. This means that in the so-called coordinated field, a service provider is subject only to the rules and regulations set by its home country. The coordinated field concerns requirements that apply to the taking up of the activity and the pursuit of the activity of a provider of information society services, including the service provider’s liability. However, because of the many exceptions to the rule of the home country, we intend to continue to comply with the relevant laws and regulations which are in force in Germany and The Netherlands. The e-Commerce Directive also contains provisions regulating the liability of providers of information society services, i.e., providers of mere conduit, caching and hosting services. These provisions prohibit the Member States to impose a general obligation on the providers of mere conduit, caching and hosting services to monitor the information that they transmit. Except for the directive on e-commerce, no other Internet-specific regulations have been issued, to date, at European Union level.

     However, more stringent data protection requirements have been imposed in the meantime by the Directive on privacy and electronic communications. Among the issues addressed in this directive are unsolicited communications by automated calling systems, facsimile machines or electronic mail and the extent to which a network or service operator may use traffic data from its customers for marketing purposes or for the provision of value-added services. The directive, which was to be implemented by the Member States before October 31, 2003 requires prior consent from customers before any such activity may be undertaken.

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

     Cable Television Networks Directive. Following the European Commission’s Services Directive of June 1990, the exclusive rights of incumbent operators to provide telecommunications services were gradually removed so that competing operators and service providers would be entitled to offer all telecommunications services other than public voice telephone. The incumbent telecommunications operators invariably owned the national networks, however, the lack of an alternative infrastructure to provide these liberalized services operated as a major barrier to entry into the market by competitors. In an effort to overcome this barrier, in October 1995, the European Union introduced the Cable Television Networks Directive, which required member states to remove existing restrictions on the use of cable television networks to provide telecommunications services other than public voice telephony services. As a result, cable television operators became able to use their networks to provide telecommunications services except for public voice telephony. In 1996, the European Commission issued the Full Competition Directive, which required the European Community member states to remove all remaining exclusive rights for the provision of telecommunications services including voice telephony by January 1, 1998. The establishment and provision of telecommunications networks were also liberalized under this directive. As a result of this directive, we may establish and provide telecommunications networks and/or services, including public voice telephone and Internet/data services, through our cable networks, subject to obtaining the necessary licenses and authorizations.

     Under the Cable Television Networks Directive, telecommunications operators that have exclusive rights to provide cable television network infrastructure in a given area and achieve annual revenues in the relevant telecommunications market of more than €50,000,000 must account separately for their telecommunications services and any cable television services. In Germany, under national law, the requirement to separate the accounting for the various telecommunications and cable television operations applies to companies which are, pursuant to the German Competition Act, in a dominant position on any one sub-market within the telecommunications market, including the cable television market. Unlike the European Union Directive, this requirement applies independently from the level of revenues generated in these markets. We will likely qualify as a market player having a dominant position in various cable television markets in Germany and we will likely be required to separate our accounting system into subsystems for each of the cable television operations and other telecommunications operations. The German regulatory authority may also impose guidelines on us as to the details of the accounting separation. In The Netherlands, this requirement applies to all telecommunications operators providing both cable television and other telecommunications services under national law, irrespective of the above-mentioned requirements. Should we achieve the requisite turnover in The Netherlands, we would become subject to these requirements in that country as well.

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

     C.     Organizational Structure

     The following is a list of our significant subsidiaries and our proportion of ownership interest in each subsidiary:

Organized under the laws of Germany	% of Ownership
PrimaCom Verwaltungs GmbH	100.0
PrimaCom Management GmbH	100.0
PrimaCom Network & Operations GmbH	100.0
PrimaCom Region Dresden GmbH	100.0
PrimaCom Region Dresden GmbH & Co. KG	100.0
Zweite Kabelvision Management Beteiligungs GmbH & Co. KG (1)	100.0
PrimaCom Angelbachtal GmbH	100.0
PrimaCom Angelbachtal GmbH & Co. KG	100.0
PrimaCom Südwest I GmbH	100.0
PrimaCom Südwest I GmbH & Co. KG	100.0

Organized under the laws of Germany	% of Ownership
PrimaCom Region Magdeburg GmbH & Co. KG	100.0
PrimaCom Region Wiesbaden GmbH	100.0
PrimaCom Aachen GmbH	100.0
PrimaCom Kabelprojekt GmbH	100.0
PrimaCom Region Südwest II GmbH	100.0
PrimaCom Projektmanagement GmbH & Co. KG	100.0
PrimaCom Region Leipzig GmbH & Co. KG	100.0
PrimaCom Region Berlin GmbH & Co. KG	100.0
PrimaCom Osnabrück Beteiligungs-GmbH	76.0
PrimaCom Osnabrück GmbH & Co. KG	99.9
PrimaCom Nord GmbH	100.0
PrimaCom Projektmanagement Verwaltungs GmbH	100.0
KabelMedia Erste Fernsehkabelbeteiligungs Verwaltungs GmbH	100.0
KabelMedia Erste Fernsehkabelbeteiligungs GmbH & Co. KG	100.0
PrimaCom Berlin GmbH	100.0
Kabel-Fernsehen Leipzig Verwaltungs GmbH (3)	100.0
PrimaCom Region Schwerin GmbH & Co. KG	100.0
PrimaCom Region Magdeburg GmbH	100.0
PrimaCom Schwerin GmbH	100.0
RFH Regionalfernsehen Harz Verwaltungs-GmbH	100.0
RFH Regionalfernsehen Harz GmbH & Co. KG	100.0
PrimaCom Mettlach GmbH & Co. KG	100.0
PrimaCom Nettetal GmbH & Co. KG	100.0
PrimaCom Stormarn GmbH & Co. KG	100.0
PrimaCom Verl GmbH & Co. KG	100.0
PrimaCom Hessen GmbH	100.0
PrimaCom Kabelbetriebsverwaltungsgesellschaft mbH	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Hoyerswerda	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Leipzig	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Plauen	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Berlin	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Südwest	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Nordwest	100.0
KABELCOM Halberstadt Gesellschaft für Breitbandkabel-Kommunikation mbH	72.6
Decimus Beteiligungs- und Verwaltungsgesellschaft mbH	100.0
PrimaCom Rheinland-Pfalz GmbH	100.0
PrimaCom Niedersachsen GmbH	100.0
Telekommunikationsgesellschaft mbH — TKG Eisenhüttenstadt(3)	100.0
TV Halle Fernsehgesellschaft mbH	25.0
MDF.1 Lokales Fernsehen Magdeburg GmbH(4)	25.0
primaTV broadcasting GmbH (5)	100.0

Organized under the law of The Netherlands	% of Ownership
PrimaCom Netherlands Holding B.V.	100.0
N.V. Multikabel	100.0
Communikabel N.V.	100.0
QuickNet B.V.	100.0
Noord-Holland Digitaal B.V.	100.0
Mediakabel B.V.	15.7
Educatief Net B.V.	5.1

(1)	pending merger with PrimaCom Region Dresden GmbH & Co. KG since January 10, 2001

(2)	pending merger with PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Leipzig since January 1, 2003

(3)	merger with PrimaCom Region Berlin GmbH & Co. KG since January 1, 2003, registered in the trade register as per March 15, 2004

(4)	thereof 0.5% ownership held by trustee

(5)	ownership held by trustee

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

ITEM 5.     OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     A.      Operating Results

     Overview

     The following discussion refers to our financial performance for the year ended December 31, 2003 as compared to our financial performance for the year ended December 31, 2002 and our financial performance for the year ended December 31, 2002 as compared to the financial performance for the year ended December 31, 2001. It also contains a discussion of our liquidity and capital resources from January 1, 2003 and for the near future.

     The following discussion relating to our financial performance in prior periods may not be indicative of our financial prospects or future business conditions. On April 16, 2004 we signed a Proposed Asset Sale and Purchase Transaction that if consummated will result in our liquidation. For a description of that transaction, see “D. Trend Information” below.

     We measure our financial performance in large part with reference to EBITDA. We define EBITDA as earnings (loss) before discontinued operations, extraordinary items, cumulative effect of change in accounting principle, equity earnings (loss) in affiliate minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. Other participants in the cable and broadband industries also use EBITDA, defined in a similar but often not exactly comparable manner, as measure of performance. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because it is the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity and because the senior secured credit facility requires us to meet financial tests measured by EBITDA. However, because this term may not be defined by these other companies in exactly the same way as defined by us or may reflect different adjustments, analysis and comparison of these measures may be difficult. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of its financial performance or as an alternative to cash flow from operating activities as measures of its liquidity. We include in this report a reconciliation of EBITDA to U.S. GAAP measures. We have historically maintained positive EBITDA and expect to further grow this measure in the future.

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

     Impairment of property and equipment and intangible assets: In order to assess impairment of property and equipment and intangible assets under U.S. GAAP, we apply Statement Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets”. If management has concluded that impairment indicators exist, we test for impairment by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist and an impairment charge will be measured and recorded. An impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. In 2003, the Company recorded a charge of approximately €3.0 million primarily attributable to impairment in both, Germany and the Netherlands on certain long-term assets associated with the digital cable business compared to €12,944,000 in the German segment only during 2002.

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

     On October 1, 2003, we performed an impairment test of goodwill which indicated goodwill was not impaired.

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

     Years ended December 31, 2003 and 2002

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

     Revenues increased by 8.7% from €182,042,000 in 2002 to €197,948,000 in 2003. The primary factors, which impacted revenue growth in 2003, were the increases of Internet services and rate increases for basic analog cable television service.

	2002	2003
Homes passed by coaxial 450 MHz networks	1,409,934	1,373,863
Analog cable television subscribers served by 450 MHz	915,026	891,570
Homes passed by fiber	568,024	583,008
Ready-for-service homes 862 MHz networks	448.088	463,153
Analog cable television subscribers served by 862 MHz	390,743	410,733
Digital television subscribers	11,628	12,183
Internet subscribers	53,545	86,338
Telephony subscribers	—	4,106
Data communication subscribers	832	932

Total revenue generating units	1,371,774	1,405,862

     For the year ended December 31, 2002, Multikabel contributed €60,451,000 to our revenues. For the year ended December 31, 2003, Multikabel made a contribution to revenues of €75,643,000. Increases in basic cable subscription rates and customers, high-speed Internet access rates and customers, data communication customers and other revenue account for the growth in Multikabel’s revenues. In Germany, as a result of rate increases, we increased revenues by 0.6% from €121,591,000 in 2002 to €122,305,000 in 2003.

     Revenues contributed from our basic analog cable television product increased by 2.6% from €148,736,000 in 2002 to €152,606,000 in 2003. Multikabel contributed €37,616,000 of analog cable television revenues in 2003 compared to €33,510,000 in 2002. The organic growth was derived from an increase in average analog cable television subscribers of 8,335 from 306,345 in 2002 to 314,680 in 2003 and an increase in average revenue per subscriber from €9.20 to €10.10. Revenues derived from basic analog cable television in Germany decreased slightly by 0.2% from €115,226,000 in 2002 to €114,990,000 in 2003. Increased monthly average revenues per subscriber from €9.61 in 2002 to €9.66 in 2003 account for the trend in analog revenues. We expect the number of subscribers of our basic analog cable television service to remain stable over the coming years in The Netherlands and Germany. Significant increases would only result from acquisitions in Germany and/or The Netherlands, which we do not anticipate due to our financial constraints. We expect to achieve single digit revenue growth through increasing rates for the service to coincide with inflation or improvements in the product offering.

     Revenues from high-speed Internet access services increased from €19,128,000 in 2002 to €27,956,000 in 2003. The increase primarily relates to The Netherlands, where we were able to increase the number of overall subscribers.

     For the year ended 2002 Multikabel contributed €17,711,000 of high-speed Internet access revenues compared to €26,140,000 in 2003. Strong growth in the subscriber base for this product also made a significant contribution. Total high-speed residential Internet subscribers in The Netherlands increased by 62.5% from 48,917 at December 31, 2002 to 79,493 at December 31, 2003. Penetration of high-speed Internet access customers from ready-for-service homes increased from 15.2% in 2002 to 24.2% in 2003. The average monthly revenue per subscriber decreased from €39.21 in 2002 to €34.63 in 2003 due to a rate decrease caused by increased competition in the broadband Internet sector.

     In Germany, revenues contributed from the high-speed Internet access service increased by 28.2% from €1,417,000 in 2002 to €1,816,000 in 2003. The primary factor was our increase in average customers provided with high-speed Internet. At December 31, 2002, we served 4,628 Internet customers, compared to 6,845 high-speed Internet customers at December 31, 2003. Penetration of high-speed Internet access customers from ready-for-service homes increased from 3.7% at December 31, 2002 to 5.1% at December 31, 2003.

     We expect high-speed Internet access subscribers and therefore, penetration to ready-for-service homes to continue to increase at strong growth rates over the next two to five years in both The Netherlands and Germany. Average monthly revenue per subscriber is expected to remain close to the current level. Revenue growth from this sector should therefore remain strong over the next two to five years.

     Digital television revenues increased from €1,270,000 in 2002 to €1,435,000 in 2003. Multikabel contributed digital television revenues of €705,000 for 2003 compared to €557,000 for the year 2002. At December 31, 2002, Multikabel served 4,088 digital television subscribers, compared to 5,963 at December 31, 2003. The increase in revenues and subscribers is mainly a result of modified marketing attention. In Germany, revenue from digital television increased from €713,000 in 2002 to €730,000 in 2003 due to a growth in average monthly revenue per digital subscriber in Germany to €8.92 for 2003 compared to €8.06 for 2002. Subscribers decreased from 7,540 at December 31, 2002 to 6,220 at December 31, 2003. We do not expect a substantial growth in the digital television revenues in the near future, although we still believe in the migration from analog towards digital. At December 31, 2003 the penetration rate for digital subscribers to ready-for-service homes was 4.6%. The growth in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenues increased from €12,908,000 in 2002 to €15,951,000 in 2003. Included in this category are revenues we receive in The Netherlands for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served 221 small-and medium-sized businesses and 611 schools at the end of 2002, which contributed €4,770,000 of revenue for the year ended December 31, 2002. At year-end 2003, Multikabel served 315 small- and medium-sized businesses and 617 schools, which contributed €6,216,000 to revenue in 2002. We supply 100% of the schools in The Netherlands. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. Throughout 2003, we faced some development pressures due to the economic circumstances in the business market. In the last quarter of 2003 we faced some positive developments and the number of quotations and orders grew. We expect this product offering to continue to grow at steady rates for the next few years as our penetration in the market of small- and medium-sized business increases. In addition to the above, other revenue in Germany and The Netherlands increased by €1,597,000 from €8.138.000 in 2002 to €9,735,000 in 2003, principally coming from increased carriage fees in Germany and the start-up of telephony in The Netherlands.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total
	2002	2003	2002	2003	2002	2003
Revenues (€ in thousands)
Analog	115,226	114,990	33,510	37,616	148,736	152,606
Digital	713	730	557	705	1,270	1,435
Internet	1,417	1,816	17,711	26,140	19,128	27,956
Other	4,235	4,769	8,673	11,182	12,908	15,951

	121,591	122,305	60,451	75,643	182,042	197,948

Average subscribers
Analog	999,284	991,750	303,568	310,477	1,302,852	1,302,227
Digital	7,373	6,820	4,494	4,586	11,868	11,406
Internet	6,134	5,654	37,624	62,903	43,758	68,557
Telefonie	—	—	22	1,478	22	1,478
Datacommunication	3	—	810	885	813	885
ARPU(1) (in €)
Analog	9.61	9.66	9.20	10.10	9.51	9.77
Digital	8.06	8.92	10.33	12.81	8.92	10.48
Internet	19.25	26.77	39.21	34.63	36.41	33.98

(1)	The calculation of ARPU’s has been changed to exclude carriage fees, which are now reported in other revenues. Prior years ARPU’s have been adjusted accordingly for comparative purposes.

     Operations. Operations primarily include signal delivery fees paid to Kabel Deutschland and private successor network operators in Germany which now include Kabel Deutschland for city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relates to the repair and maintenance of our networks and other repair and maintenance expenses relating to our networks. Operating costs decreased by 1.8% from €47,900,000 in 2002 to €47,039,000 in 2003. In the Netherlands operating costs increased slightly to €14,944,000 in 2003 compared to €14,935,000 in 2002. In our German operations, operating costs decreased by 2.6% from €32,965,000 in 2002 to €32,095,000 in 2003.

     Selling, general and administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses decreased by 9.4% from €36,172,000 in 2002 to €32,755,000 in 2003. In the year ended December 31, 2002, selling, general and administrative expenses related to Multikabel was €10,310,000 compared to €10,389,000 for 2003. In our German operations, selling, general and administrative expenses decreased by 17.5% from €23,363,000 in 2002 to €19,282,000 in 2003, reflecting the impact of ongoing cost saving programs and lower bad debt expenses in 2003. In addition, we implemented certain organizational changes in 2003 in order to control our selling, general and administrative expenses. As a result, we expect selling, general and administrative expenses to decrease as a percentage in revenues in the future.

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

     Corporate overhead decreased by 40.9% from €18.897,000 in 2002 to €11,173,000 in 2003. Non-cash compensation expenses associated with our stock option plan decreased from €1,377,000 in 2002 to €123,000 in 2003. The primary factor responsible for the decline was the expiration of the vesting period of options issued at the IPO in February 1999 and a reduction in personnel and associated options. In addition during 2002 one-time debt refinancing charges of €2,432,000 were incurred relating to advisory fees and legal expenses in connection with the conversion of the Working Capital Facility into the Convertible Seconds Secured Loan agreement. Excluding the charge for non-cash compensation expenses and one time debt refinancing costs, corporate overhead decreased by €4,038,000 from €15,088,000 in 2002 to €11,050,000 in 2003, reflecting the effect of a cost reduction and centralization of function programs. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and, therefore, we expect corporate overhead as a percentage of revenues to continue to decline.

     Depreciation and amortization. Depreciation and amortization decreased by 8.7% from €95,943,000 in 2002 to €87.587,000 in 2003. In 2002, we wrote-down in accordance with SFAS No. 144, long-lived assets to fair value by €12,944,000, which is included in amortization expense. In 2003 we recorded a charge of approximately €3.0 million largely attributable to impairment in both Germany and The Netherlands on certain long-term assets associated with the digital cable business.

     Operating profit. Operating profit increased by €36,264,000 from an operating loss of €16,870,000 in 2002 to an operating profit of €19,394,000 in 2003. The primary factors were the reduction in non-cash compensation expenses related to our stock option plan, lower impairment charges cost reduction initiatives and the improved operating performance, which is primarily attributed to the high-speed Internet access sector.

     Interest expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of debt issuance fees paid to obtain borrowings.

     In total, average indebtedness increased from €885,511,000 in 2002 to €933,122,000 in 2003. The primary factors responsible for the increase in average indebtedness were the payment of financing fees, increased interest expenses related to the cash and the non-cash interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investments in selective upgrades of our networks in Germany. Interest expense increased by €3,678,000 or 3.4% from €109,421,000 in 2002 to €113,099,000 in 2003. In 2002, interest expense included €12,264,000 related to the write-off of capitalized financing fees and related advisory fees following the reduction of the €1.0 billion credit facility. The primary factor responsible for the increased interest expense was the higher interest rates associated with the €375 million Convertible Second Secured Facility, as compared with our Revolving Credit Facility, under which this amount was primarily due during the first quarter of 2002. This has been substantially offset by lower interest rates on the Senior Facility and a decrease in the fair value of interest rate derivatives.

     The average amount outstanding under the revolving credit agreement decreased from approximately €559,501,000 in 2002 to €501,480,000 in 2003, primarily as a result of the repayment funded with borrowings under the convertible second secured facility. The average cash interest rate on the revolving credit bank borrowings decreased from 5.70% in 2002 to 4,62% in 2003.

     The convertible second secured bank facility, which was entered into on March 26, 2002 had an initial borrowing of €375.0 million. The accrued non-cash interest was €73,139,000 at December 31, 2003. The average outstanding balance between January 1, 2003 and December 31, 2003 was €426,896,000. There were no borrowings under this facility in 2002. The average interest rate on the convertible second secured borrowings was 19.47% during the period from January 1, 2003 through December 31, 2003. Interest expense in 2002 include non-cash write-off of capitalized finance fees and related advisory fees of €12,264,000 related to the modification of the €1.0 billion revolving credit facility. Interest expense also includes non-cash amortization of other capitalized finance and legal fees of €6,695,000 and non-cash interest expense on the convertible second secured borrowings of €42,060,000.

     Other income (expense). In 2003 we wrote off €42,000 of capitalized non-operating cost.

     Loss from continuing operations before income taxes and other items. Loss from operations before income taxes and other items decreased by €33,537,000 from €127,284,000 in 2002 to €93,747,000 in 2003 for the reasons discussed in the above sections.

     Income tax benefit (expense). Income tax expense of €24,291,000 was recorded in 2003 compared to €10,980,000 in 2002, primarily related to additional valuation allowances related to the net deferred tax assets in Germany.

     Loss from operations before extraordinary items and cumulative effect of change in accounting principles. Loss from operations before extraordinary loss and cumulative effect of changes in accounting principle decreased from €138,327,000 in 2002 to €118,099,000 in 2003 for the reasons discussed in the above sections.

     Net loss. Net loss decreased from €138,327,000 in 2002 to €118,099,000 in 2003.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure our financial performance by EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. A reconciliation between EBITDA and our operating profit or loss is detailed in Item 3 (a) at this filing. We believe that EBITDA is a meaningful measure of performance because this is the most commonly used measure in the cable television and broadband industry to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased from €79,073,000 for 2002 to €106,981,000 for 2003, primarily as a result of the price increases in analog TV and positive contribution of high-speed Internet access services and continuing cost reduction activities. As a percent of revenue, EBITDA improved from 43.4% in 2002 to 54.0% in 2003 respectively. It is our goal to continue to grow its EBITDA while preserving our margins in The Netherlands and further improving them in Germany.

     Years ended December 31, 2002 and 2001

     Revenues. Revenues primarily include monthly subscription fees and to a lesser extent installation and connection fees relating to our basic analog cable television service and high speed Internet access. Revenue also includes monthly subscription fees and to a lesser extent installation and connection fees relating to our digital television service, which in turn includes revenue from both near-video and video-on-demand services. We also earn monthly subscription fees for data communication services provided to small-and medium-sized businesses and schools in The Netherlands. Other notable sources of revenue include signal delivery fees charged to other cable television operators for delivery of signal to their networks and carriage fees paid by program producers for the distribution of their programs to our customers.

     Revenues increased by 10.0% from €165,496,000 in 2001 to €182,042,000 in 2002. The primary factors which impacted revenue growth in 2001 were the acquisition of QuickNet in The Netherlands in July 2001 and several small networks in Germany in 2001, the increases of Internet services and rate increases for basic analog cable television service.

	2001	2002
Homes passed by coaxial 450 MHz networks	1,404,049	1,409,934
Analog cable television subscribers served by 450 MHz	904,452	915,026
Homes passed by fiber	560,819	568,024
Ready-for-service homes 862 MHz networks	440,883	448,088
Analog cable television subscribers served by 862 MHz	400,042	390,743
Digital television subscribers	11,875	11,628
Internet subscribers	34,078	53,545
Data communication subscribers	788	832

Total revenue generating units	1,351,235	1,371,774

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

     In relation to product segmentation, revenues contributed by our basic analog cable television product increased by 2.3% from €145,440,000 in 2001 to €148,736,000 in 2002. Multikabel contributed €33,510,000 of analog cable television revenues in 2002 compared to €31,018,000 in 2001. The organic growth was derived from a small increase in analog cable television subscribers of 5,493 from 300,852 in 2001 to 306,345 in 2002 and an increase in average revenue per subscriber from €8.60 to €9.20. Revenues derived from basic analog cable television in Germany increased by 0.7% from €114,422,000 to €115,226,000. Increased monthly average revenues per subscriber from €9.46 in 2001 to €9.61 in 2002 accounts for the growth in analog revenues. We expect the number of subscribers taking the basic analog cable television service to remain stable over the coming years in The Netherlands and Germany. Significant increases would only result from acquisitions in Germany and/or The Netherlands, which we do not anticipate due to our financial constraints. We expect to achieve single digit revenue growth through increasing rates for the service to coincide with inflation or improvements in the product offering.

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

     Other revenues increased by €548,000 from €12,360,000 in 2001 to €12,908,000 in 2002. Other revenue includes signal delivery fees charged to other cable television operators for delivery of signal to their networks and carriage fees charged to programmers for the distribution of their programs.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total
	2001	2002	2001	2002	2001	2002
Revenues (€ in thousands)
Analog	114,422	115,226	31,018	33,510	145,440	148,736
Digital	229	713	712	557	941	1,270
Internet	1,023	1,417	5,732	17,711	6,755	19,128
Other	4,654	4,235	7,706	8,673	12,360	12,908

	120,328	121,591	45,168	60,451	165,496	182,042

Average subscribers
Analog	1,007,946	999,284	300,562	303,568	1,308,508	1,302,852
Digital	3,058	7,373	4,665	4,494	7,723	11,868
Internet	5,971	6,134	21,315	37,646	27,286	43,758
ARPU (in €)
Analog	9.46	9.61	8.60	9.20	9.26	9.51
Digital	6.24	8.06	12.72	10.33	10.15	8.92
Internet	14.28	19.25	22.41	39.21	20.63	36.41

     Operations. Operations primarily include signal delivery fees paid to Kabel Deutschland and private successor network operators in Germany which now include Kabel Deutschland for city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relates to the repair and maintenance of our networks and other repair and maintenance expenses relating to our networks. Operating costs increased by 9.7% from €43,669,000 in 2001 to €47,900,000 in 2002. The primary factor responsible for the increase is the growth of the activities in The Netherlands, including the QuickNet acquisition in July 2001, which incurred operating costs of approximately €14,935,000 in 2002 compared to €11,605,000 in 2001. In our German operations, operating costs increased by 2.8% from €32,064,000 in 2001 to €32.965,000 in 2002. The increases in signal delivery fees and repair and maintenance costs were the primary reasons for this increase.

     In total, operating costs directly associated with digital television, high-speed Internet access and data communications services were approximately €10,931,000 in 2002 compared to €6,486,000 in 2001. Operating costs associated with analog cable television were approximately €36.969,000 in 2002 compared to €37,183,000 in 2001. As a percentage of revenues, operating costs decreased slightly from 26.4% in 2001 to 26.3% in 2002.

     Selling, general and administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses increased by 3.7% from €34,878,000 in 2001 to €36.172,000 in 2002. In the year ended December 31, 2002, selling, general and administrative expenses related to Multikabel was €12,809,000 compared to €9,900,000 for 2001. In our German operations, selling, general and administrative expenses decreased by 6.5% from €24,978,000 in 2001 to €23,363,000 in 2002.

     Approximately €13,865,000 or 35.1% of our selling, general and administrative expenses incurred in 2002 are directly related to our digital television and high-speed Internet access businesses compared to €13,688,000 in 2001, the remaining €22,307,000 of selling, general and administrative expenses compared to €21,190,000 in 2001 relate to the analog cable television business in 2002. As a percentage of revenue, selling, general and administrative expenses decreased slightly, from 21.1% in 2001 to 19.9% in 2002. We implemented certain organizational changes in 2002 in order to control our selling, general and administrative expenses.

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

     Corporate overhead decreased by 9.6% from €18,207,000 in 2001 to €16,465,000 in 2002. Non-cash compensation expenses associated with our stock option plan decreased from €3,853,000 in 2001 to €1,377,000 in 2002. The primary factor responsible for the decline was the expiration of the vesting period of options issued at the IPO in February 1999 and a reduction in personnel and associated options. In aggregate, non-cash compensation expense accounted for 7.3% of total corporate overhead in 2002. Excluding the charge for non-cash compensation expenses, corporate overhead increased by €734,000 from €14,354,000 in 2001 to €15,088,000 in 2002. As a percentage of revenue, corporate overhead declined from 11.0% in 2001 to 9.0% in 2002. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and, therefore, we expect corporate overhead as a percentage of revenues to continue to decline.

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

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure our financial performance by EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. We believe that EBITDA is a meaningful measure of performance because these are the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a U.S. GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased from €68,742,000 for 2001 to

€79,073,000 for 2002, primarily as a result of price increases in analog TV and the positive contribution of high-speed Internet access services compared to the negative impact in the year 2001. As a percent of revenue, EBITDA improved from 41.6% in 2001 to 43.4% in 2002 respectively.

     B.      Liquidity and Capital Resources

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     Net cash provided by operating activities amounted to €42,233,000 in 2003 compared to €31,091,000 in 2002.

     For the year ended December 31, 2003, we used cash for investing activities of €32,470,000 compared to €37,012,000 in 2002. Net cash used in financing activities amounted to €5,313,000 in 2003 compared with €3,790,000 provided by financing activities in 2002.

     Of the approximately €32,701,000 we invested in capital expenditures for the year ended December 31, 2003, the majority was invested to improve the technical standards of our network in The Netherlands in order to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our networks in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service, taxation expenses, and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     We believe that EBITDA provides more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA for the year ended December 31, 2003, was €106,981,000. Included in EBITDA is €123,000 of non-cash compensation from our stock-option plans. Included in interest expenses of €113,099,000 for the year ended December 31, 2003 is non-cash amortization of finance fees of €6,695,000 and €42,060,000 capitalized non-cash rate interest based on the convertible second secured facility and interest credit of €3,615,000 due to the change in the fair value of our interest rate caps and collars in the year ended December 31, 2003. A reconciliation between EBITDA and our operating profit or loss is detailed in the Item 3 (a) of this filing.

     At December 31, 2003, our aggregate consolidated indebtedness was approximately €946,381,000, comprised of approximately €494,500,000 of senior bank debt, €448,139,000 of convertible second secured debt, €2,904,000 of capital leases obligations, and €838,000 of deferred purchase obligations. Our debt instruments are described below.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore, we entered into a Contingent Value Right (“CVR”) Agreement, which was a condition precedent to the obligations of the lenders under the Senior Working Capital Facility. Pursuant to the CVR Agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR Certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being September 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR Agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR Agreement equaled five percent of the outstanding number of our shares. The total amount of CVR’s to be issued under this assignment was 989,300.

     On March 8, 2004 PrimaCom AG signed a contingent value rights termination agreement with a number of entities which are past or present holders of contingent value rights under the CVR Agreement and the agent under the CVR Agreement and Escrow Agent in relation to such contingent value rights. All parties to the contingent value rights termination agreement agreed that all contingent value rights issued and not already cancelled would be cancelled and terminated on an effective date, such effective date to be conditional upon certain matters being satisfied. The Contingent Value Rights Termination Agreement was effective on March 16, 2004.

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

     The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

		Available commitment (€)

•	December 31, 2002	625,000,000
•	December 31, 2003	594,500,000
•	December 31, 2004	533,500,000
•	December 31, 2005	472,500,000
•	December 31, 2006	411,500,000
•	December 31, 2007	335,250,000
•	December 31, 2008	225,450,000
•	December 31, 2009	—

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

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.25%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. The applicable margin is currently 2.25%.

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

     In respect to our capital structure we also refer to our financial restructuring as described above under item 3 D (risk factors) and below under item 5 D (trend information).

     C.     Research and Development, Patents and Licenses, Etc.

     Not applicable.

     D.     Trend Information

     On April 16, 2004 we have signed a financing transaction (the “Proposed Asset Sale and Purchase Transaction”) whereby we will, if the financing transaction is successful, (i) transfer substantially all of our assets to a special purpose vehicle, BK Breitband Kabelnetz Holding GmbH (“BBKH”), which is an investment vehicle established by certain of our creditors, (ii) transfer, or receive funding for, substantially all of our known liabilities to BBKH, (iii) receive a cash consideration of €5 million that we intend, if it or any part of it is available for such a purpose, to distribute to our shareholders at the end of the liquidation of the Company and (iv) resolve on the liquidation of the Company. There can be no assurance that the Proposed Asset Sale and Purchase Transaction will be approved by the required majority of our shareholders, that the conditions precedent for closing of the transaction will be met or that any part of the cash consideration received will be available for distribution to our shareholders. If we are unable to implement the Proposed Asset Sale and Purchase Transaction on terms substantially similar to those we have described, we are likely to default on several of our existing credit facilities, which could lead to the commencement of insolvency proceedings. Insolvency proceedings would be likely to result in the total loss of value of the investment of our shareholders.

     E.     Off-Balance Sheet Arrangement

     We have no off-balance sheet arrangements, other than those disclosed in the sections footnotes 10. Financial Instruments, 13. Commitments, 14. Stock Option Plans, that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

     F.     Tabular Disclosure of Contractual Obligations

     The following table represents our contractual obligations and other commercial commitments as of December 31, 2003:

	Payments Due by Period
		Less than
	Total	1 year	1-3 years	4-5 years	After 5 years
		(Euro in thousands)
Bank and other debt	942,639	—	159,250	335,250	448,139
Signal Fees	120,771	22,927	63,476	28,880	5,488
Deferred Purchase Obligations	838	838	—	—	—
Operating Leases	14,762	2,874	6,434	3,020	2,434
Capital Lease Obligations	2,904	1,327	1,577	—	—
Film Contracts	2,795	1,501	1,294	—	—

Total Contractual Obligations	1,084,709	29,467	232,031	367,150	456,061

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

	Age	Position on the management board	Date of Appointment
Stefan Schwenkedel	44	Chief Financial Officer	March 1, 2002
Jens Kircher	40	Chief Operating Officer	October 1, 2002

     Prof. Dr. Schwenkedel was appointed Chief Strategy and Development Officer of PrimaCom AG as of March 1, 2002. With Paul Thomason’s resigning from PrimaCom AG as of September 30, 2002, Stefan Schwenkedel was appointed Chief Financial Officer as of October 1, 2002. Stefan Schwenkedel has served on our supervisory board as a vice chairman since December 31, 1998 until his resignation on February 28, 2002 and from 1997 until October 2000 he served as chairman of the supervisory board of AGFB, a principal shareholder of one of our predecessor companies until it was merged into us in October 2000. Since March 2000 until May 2002, he has also been the chairman of the supervisory board of F.A.M.E Film and Music Entertainment AG in Munich and since May 2001 until May 2002 he served as vice chairman of the supervisory board of Delta-System Media + Communication AG, Rödermark since September 2000, he has been a member of the supervisory board of 2Venture AG in Bonn. Since 1996, he has been professor of business administration and finance at the Fachhochschule Wiesbaden (University of Applied Sciences in Wiesbaden). From 1993 to 1996, he served as executive manager (chief financial officer) at Schöller-Budatej, the Hungarian subsidiary of Schöller Lebensmittel GmbH & Co. KG, a company of the Südzucker Group. During that time period, he was also a member of the supervisory board of MIRSA AG in Albertirsa in Hungary. Prior to 1993, amongst other employment, he worked in the German paper and printing industry.

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

     Supervisory board

     Our articles of association and the rules of procedure determined by the supervisory board govern how the supervisory board shall conduct its activities. Currently, the members of the supervisory board must meet at least twice within six months. Most supervisory board resolutions are passed by simple majority vote. However, in certain instances when the standing orders of the management board require that the supervisory board approve certain actions of the management board, a 75% supervisory board vote is required. The supervisory board elects a chairman and two vice chairmen. The chairman of the supervisory board is authorized to represent the supervisory board and enforce resolutions in all legal matters.

     Members of the supervisory board are currently divided into three classes with two members in Class A, five members in Class B and two members in Class C. The term of office of each member of Class A expires at the 2004 shareholders’ meeting to approve the actions taken by the supervisory board and the term of office of each member of Class B will expire at the 2006 shareholders meeting to approve the actions taken by the supervisory board except for Mr. Thoma and Mr. Eble, whose terms expire at the 2005 shareholders meeting to approve the actions taken by the supervisory board. The term of office of Class C will expire at the 2008 shareholders’ meetings to approve the actions taken by the supervisory board. Members of the supervisory board are elected to terms which expire at the shareholders meeting to approve the actions taken by the supervisory board during the fourth year subsequent to the beginning of their term of office. Members of the supervisory board replacing members of any class will have the term applicable to that class. German law provides that members of the supervisory board may be removed prior to the expiration of their terms by 75% of the votes cast at a general shareholders’ meeting.

     The members of the supervisory board can be reached at PrimaCom AG’s address. Set forth below is information with respect to the nine current members of our supervisory board.

	Age	Principal Occupation
Class A
Peter Bogner	43	Chief Executive, The Bogner Organization
Shane O’Neill	42	Chief Strategy Officer, UGC Europe and President, chellomedia n.v.
Class B
Christian Schwarz-Schilling	73	Retired Minister in the government of the Federal Republic of Germany; International Arbitrator
Michael Moriarty	42	Managing Director, UPC
Boris Augustin	35	Market maker, Archelon Deutschland GmbH
Helmut Thoma	64	Lawyer
Heinz Eble	53	Lawyer
Class C
Brigitte Preuss	43	General Manager, Institut für Diagostik, Präventiv- und Sportmedizin GmbH
Klaus von Dohnanyi	73	Consultant

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

     Shane O’Neill has served on our supervisory board since August 28, 2001. He joined UPC, which is a wholly owned subsidiary by UGC, as managing director, strategy, acquisitions and corporate development in November 1999. Prior to joining UPC, Mr. O’Neill spent seven years at Goldman Sachs in the New York, Sydney and London offices. Most recently, Mr. O’Neill was an executive director in the advisory group for Goldman Sachs in London where he worked on a number of mergers and acquisitions and corporate finance transactions for companies in the communications industry, including UPC. Prior to joining Goldman Sachs, Mr. O’Neill spent four years at Macquarie Bank in Sydney as well as three years at KPMG in Dublin where he qualified as a chartered accountant.

     Dr. Christian Schwarz-Schilling has served on our supervisory board as its chairman since December 31, 1998. He resigned from his office as chairman on April 21, 2004. He continues to hold his office as supervisory board member. From 1996 to 1998, he was the head of the advisory committee of Aquila Beteiligungs GmbH. From 1993 to 1997, he was chairman of the supervisory board of Grundig AG and since 1993 he has served as the managing director of Dr. Schwarz-Schilling & Partner Telecommunications Consulting GmbH. Since 1995, he has been an international mediator for the Federation Bosnia-Herzegovina. Since 1995 Dr. Schwarz-Schilling has been a deputy member of the Foreign Affairs Committee of the German Parliament and from 1995 to 1998, he was the chairman of the subcommittee for Human Rights and Humanitarian Aid, and since 1998 the vice chairman of that committee. From 1994 to 1995, he was a member of the Foreign Affairs Committee of the German Parliament and from 1993 to 1998, he has served as a deputy member of the Committee for Economics of the German Parliament. From 1982 to 1992, he was the Federal Minister of Post and Telecommunications of the Federal Republic of Germany and has been serving as a Member of the German Parliament since 1976. From 1957 to 1982, he was managing director of the family-owned Sonnenschein Akkumulatorenfabrik Berlin/Büdingen GmbH. Since 1999, he has also been chairman of the supervisory board of Mox Telecom AG and is a director of 2 Venture AG.

     Michael Moriarty has served on our supervisory board since June 5, 2002. He is the Managing Director of Investments and Corporate Development for UPC. From 1998 to 2000 he was the Managing Director of UPC in Hungary. From 1997 to 1998 Michael Moriarty was the Managing Director of UPC Slovakia and Romania. He was also Vice President Operations for UPC Central Europe from 1995 to 1997. Prior to joining UPC, Michael Moriarty was Director of Finance for Kabelkom in Hungary which was owned by UPC’s parent company UGC. Before joining UGC, Michael Moriarty held a variety of positions at Westinghouse Broadcasting (USA) for nine years. Michael Moriarty holds an MBA in Finance and was in various positions responsible for the preparation of financial statements and liasing with external auditors.

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

     Prof. Dr. Helmut Thoma became a member of the supervisory board of PrimaCom on April 18, 2002. On April 21, 2004 Prof. Dr. Thoma was elected as the new vice chairman of the supervisory board. He brings with him many years experience in the media sector. After completion of his doctorate in law in 1962 he was employed by various Viennese law firms. In 1966 Prof. Dr. Thoma became part of the legal team at ORF and was the head of department from 1968 to 1973. In 1973 Prof. Dr. Thoma joined Radio Luxemburg before moving to RTL Plus in 1983 where his most recent position was as General Manager and Director of Programmes. In 1999 Dr. Thoma became an advisor to the governor of North-Rhine Westphalia on media-related issues of this state.

     Heinz Eble has been a member of the supervisory board of the Company since April 18, 2002. On April 21, 2004 Mr. Eble was elected as the new chairman of the supervisory board. From 1982 Mr. Eble has been practicing law in Mainz with the main focus on representing and consulting companies in the Telecommunication sector. For 15 years he had been chairman of the supervisory board of Süweda AG.

     Dr. Klaus von Dohnanyi has served on our supervisory board, the executive committee of KabelMedia or a predecessor body carrying out comparable functions since January 1996. In 1998, he was chairman of the supervisory board of KabelMedia and from December 31, 1997 until 1998 he was chairman of the executive committee of KabelMedia. Dr. von Dohnanyi has been vice chairman of the supervisory board since December 10, 2002. He resigned from his office as vice chairman on April 21, 2004. He continues to hold his office as supervisory board member. Between 1954 and 1960, he worked for Ford Motor Company, both in the United States and Germany. From 1960 to 1968, Dr. von Dohnanyi was a co-owner and managing director of the Institut für Marktforschung und Unternehmensberatung Infratest, Munich (Market and Social Research, Infratest) and, between 1968 and 1969, he was Permanent Secretary at the German Ministry of Economics. Dr. von Dohnanyi was a Member of Parliament in Bonn from 1969 to 1981, Parliamentary Undersecretary from 1969 to 1972, and Minister for Science, Technology and Education from 1972 to 1974. From 1976 to 1981, he was Deputy Foreign Minister (Staatsminister), in Bonn (in charge of European affairs). From 1981 to 1988, he was Governor of the City State of Hamburg. From 1990 to 1994, Dr. von Dohnanyi was chairman of the board of TAKRAF Heavy Machinery, Leipzig, and since 1994 he has been a special advisor to the board of directors of the Treuhandanstalt (since January 1, 1995, Bundesanstalt für Vereinigungsbedingte Sonderaufgaben) in Berlin. Dr. von Dohnanyi is chairman of Kirow AG and Wegweiser GmbH and a director of a:prico AG.

     Brigitte Preuss, the wife of Wolfgang Preuss, one of major shareholders of PrimaCom, has served on our supervisory board since December 30, 1998 and as the general manager of Institut für Diagnostik, Präventiv- und Sportmedizin GmbH since 2003. From July 1984 to December 1992, she served in various positions at Süweda.

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

     For the year ending December 31, 2003, we paid an aggregate of €735,560 in cash compensation to Paul Thomason, former member of the management board, Stefan Schwenkedel, and Jens Kircher for their services as a member of the management board of the Company. We do not provide pension, retirement or similar benefits for the members of our management board.

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

     Agreements with directors

     Not applicable.

     D.     Employees

     At December 31, 2003, we had 435 full-time and approximately 73 part-time employees in Germany and 154 full-time and 102 part-time employees in The Netherlands. Our employees in Germany are not covered by a collective bargaining agreement. However, 140 of our employees in Germany have voted to be represented by works councils. 129 of our employees in The Netherlands are covered by a collective labor agreement and have elected a works council.

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

     The options granted under the stock option plans vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant. If the participant’s employment agreement terminates before the options vest in full, the participant’s options will be vested only in the portion of options computed by multiplying 1/36 times the number of full months of employment between the date of option grant and the date of termination. The options granted under the universal stock option plan permit participant employees to purchase shares having an aggregate exercise price ranging between 50% and 100% of the participant’s annual base salary at the date of option grant, depending on his term of employment with us or one of our subsidiaries preceding the option grant. The number of options granted to an executive participant is dependent on that participant’s position in our organization. Each of the members of the management board is entitled to options for 100,000 shares. The options granted to other executives are for between 5,000 and 35,000 shares. At December 31, 2003, there were a total of 1,002,625 options outstanding under the two plans at a weighted average exercise price of €27.52.

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

	Number of
Shareholders	shares	In %
Liberty Media Corporation(1)	5,286,213	26.70
Wolfgang Preuß	2,695,413	13.61
Gartmore Investment Management Limited(2)	1,276,831	6.45
Supervisory Board/Management Board(3)	209,819	1.06
Free Float	10,330,276	52.18

Total shares in circulation	19,798,552	100.00

Free Float according to the definition of the German Stock Exchange(4)	11,649,929	58.84

(1)	Refer to notice about voting rights according to § 41 para. 3 Security Trading Act (WpHG) in connection with § 25 para. 1 sentence 1 and 2 WpHG. As per December 31, 2003 Liberty owned 339,161 or 1.71% of our shares directly and 4,948,039 through its indirect subsidiary UPC.

(2)	The shares held by Gartmore are held in various accounts of Gartmore Investments Limited (GIL). Gartmore Fund Managers Limited (GFM) and Gartmore Global Partners are acting as investment managers to the beneficial owners, who are pension funds, institutional clients, unit trust holders and investment trust shareholders. The securities are held for investment purposes and GIL, GFM and GGP are discretionary managers who have voting power and disposal power over the shares.

On January 8, 2004 the shareholding of the Gartmore entities mentioned above in PrimaCom AG fell below 5% of the voting rights of the company. This occurred as a result of a transfer of the management of 394,546 shares to a non-Gartmore-related Investment Management Company, which constitutes for the mentioned Gartmore companies a total aggregate shareholding of 882,285 shares and represents 4.45% of the voting rights as per January 8, 2004.

(3)

Number of
Management and Supervisory Board		shares	In %
Management Board	Dr. Jens Kircher	—	—
	Prof. Dr. Stefan Schwenkedel	—	—
Supervisory Board	Boris Augustin	3,464	0.02
	Peter Bogner	—	—
	Dr. Klaus von Dohnanyi	—	—
	Heinz Eble	39,358	0.20
	Mike Moriarty(3.1)	—	—
	Shane O'Neill(3.1)	—	—
	Brigitte Preuß(3.2)	166,997	0.84
	Dr. Christian Schwarz-Schilling	—	—
	Prof. Dr. Helmut Thoma	—	—

		209,819	1.06

(3.1)	Mike Moriarty and Shane O’Neill are officers of United Pan-Europe Communications NV (UPC) which is an indirect subsidiary of Liberty and at the same time the 100% parent company of our shareholder UPC Facility B.V. Mike Moriarty and Shane O’Neill are subject to directions of UPC and UPC Facility B.V. with respect to voting UPC’s interest in PrimaCom AG and disclaim beneficial ownership in the shares held by UPC except for their respective pecuniary interests in UPC. The address of Mike Moriarty and Shane O’Neill is Michelin House, Fulham Road, London SW3 6RD, England.

(3.2)	The 166,997 shares of Brigitte Preuß are held by Wolfgang Preuß in trust for Brigitte Preuß and over which they have joint voting power.

(4)

	Number of
Free Float according to definition of the German Stock Exchange	shares	In %
Free Float	10,330,276	52.18
Gartmore	1,276,831	6.45
Executives and Directors	209,819	1.06
Brigitte Preuß	(166,997)	(0.84)

Total shares in circulation	11,649,929	58.84

Directors’ Dealings

	December 31,		December 31,
	2003		2002		Change
	shares	options	shares	options	shares	options
Executive Board
Dr. Jens Kircher (1)	—	100,000	—	100,000	—	—
Prof. Dr. Stefan Schwenkedel (2)	—	100,000	—	100,000	—	—
Supervisory Board
Dr. Christian Schwarz-Schilling, Chairman	—	—	—	—	—	—
Dr. Klaus von Dohnanyi, Vice Chairman	—	—	—	—	—	—
Boris Augustin	3,464	—	3,464	—	—	—
Peter Bogner	—	—	—	—	—	—
Heinz Eble (4)	39,358	—	39,358	—	—	—
Michael Moriarty (5)	—	—	—	—	—	—
Shane O’Neill	—	—	—	—	—	—
Brigitte Preuss (6)	166,997	—	166,997	—	—	—
Prof. Dr. Helmut Thoma (7)	—	—	—	—	—	—

Total	209,819	200,000	209,819	200,000	—	—

(1)	Dr. Jens Kircher was appointed to the Management Board effective October 1, 2002. At this date he was granted 100,000 options

(2)	Prof. Dr. Schwenkedel resigned from the Supervisory Board effective February 28, 2002. At this date he had no -shares and no options. Effective March 1, 2002 Prof. Dr. Schwenkedel was appointed to the Management Board and was granted 100,000 options

(4)	Heinz Eble was appointed to the Supervisory Board effective April 18, 2002. At this date he had 39,358 -shares but no options

(5)	Michael Moriarty was appointed to the Supervisory Board effective June 5, 2002. At this date he had no -shares and no options

(6)	The shares held by Brigitte Preuss are held in trust for her by Wolfgang Preuss. They have shared voting power over these shares.

(7)	Prof. Dr. Helmut Thoma was appointed to the Supervisory Board effective April 18, 2002. At this date he had no shares and no options.

     B.     Related Party Transactions

     The Company had a €245,000 loan payable to WVH Wohnungsbau- und Wohnungsbaugenossenschaft Heidenau mbH, a minority shareholder of one of its subsidiaries. The total amount due for this loan was paid on January 10, 2001.

     The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company paid Mediakabel digital cable services fees of approximately €2,575,000, €2,700,000 and €900,000 in 2001, 2002, and 2003, respectively.

     The Company uses services of BFE Nachrichtentechnik GmbH for installation, repair and maintenance of cable networks, which is owned by one of the Company’s significant shareholders. In 2002 and 2003, the Company paid approximately €424,000 and €481,000, respectively, for these services.

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

ITEM 9. THE OFFER AND LISTING

     A.     Offer and Listing Details

     Since February 22, 1999, our ordinary bearer shares traded on the Neuer Markt segment of the Frankfurt Stock Exchange under the symbol PRC and our depositary shares were quoted on the National Market segment of the Nasdaq Stock Market under the symbol PCAG until July 18, 2002. Since July 19, 2002 our ADRs are quoted on the OTC bulletin board where liquidity is limited, under the symbol PCAGY. Each depositary share represents one-half of one of our ordinary bearer shares.

     The Neuer Markt segment of the Frankfurt Stock Exchange ceased to operate in 2003. Because the Neuer Markt was a sub-segment of the Geregelter Markt, we continued to be listed in Geregelter Markt. As of June 5, 2003 we were listed in the Prime Standard of the Frankfurt Stock Exchange. On March 25, 2004 we applied for the shifting from the Prime Standard to the General Standard of the Frankfurt Stock Exchange.

     The table set forth below, for the periods indicated, shows the reported high and low quoted prices for the ordinary bearer shares on the Frankfurt Stock Exchange and for the American depositary shares on Nasdaq.

	Nasdaq		Frankfurt Stock Exchange
	Nasdaq / OTC BB		Frankfurt Stock Exchange
	High	Low	High	Low
	(in U.S.$)		(in €)
Annual highs and lows
1999 (from February 22, 1999)	29.63	15.00	64.00	29.50
2000	50.00	5.13	99.00	11.60
2001	8.00	1.40	17.90	2.38
2002	1.75	0.15	3.80	0.31
2003	0.78	0.17	1.41	0.31
Quarterly highs and lows
2001
First Quarter	8.00	5.38	17.90	10.60
Second Quarter	6.63	3.70	15.50	8.10
Third Quarter	4.70	2.00	12.45	2.38
Fourth Quarter	2.40	1.40	5.60	2.68
Quarterly highs and lows
2002
First Quarter	1.750	0.650	3.80	1.34
Second Quarter	0.850	0.210	1.70	0.54
Third Quarter	0.289	0.150	0.60	0.31
Fourth Quarter	0.303	0.157	0.61	0.32
Quarterly highs and lows
2003
First Quarter	0.244	0.187	0.45	0.35
Second Quarter	0.360	0.171	0.61	0.31
Third Quarter	0.717	0.259	1.41	0.45
Fourth Quarter	0.775	0.493	1.32	0.79
Monthly highs and lows
2003
September	0.717	0.534	1.41	0.93
October	0.763	0.572	1.29	0.97
November	0.775	0.643	1.32	1.08
December	0.734	0.493	1.21	0.79
2004
January	0.574	0.460	1.01	1.00
February	0.596	0.410	0.94	0.65
March	0.498	0.439	0.85	0.70

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

     Taxation of dividends. Subject to the discussions below relating to passive foreign investment companies, a United States holder will be required to include in gross income as a dividend when received (or in the case of ADSs, when received by the Depositary) the gross amount of any cash or the fair market value of any property distributed by us in respect of our shares, including the amount of any German tax withheld to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles, which may include certain earnings and profits accumulated by our predecessors. Dividend distributions in respect of shares (as opposed to ADSs) will constitute foreign source income. Dividend distributions in respect of ADSs will generally constitute partly foreign source and partly United States source income. Dividends paid in any currency other than U.S. dollars will be translated into U.S. dollars at the spot rate on the date the dividends are received (which for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the dividends are in fact converted into U.S. dollars on that date.

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

     A non-corporate United States holder will generally be eligible for reduced rates of tax (i.e. the rates applicable to net long-term capital gain, which are 5% and 15%) with respect to dividends on shares and ADSs under section 1(h) of the Code if the United States holder has held the shares or ADSs for more than 60 days during the 120-day period that begins on the date that is 60 days before the ex-dividend date. For the purpose of determining the holding period, no account is taken of days on which the holder’s risk of loss with respect to the shares or ADSs is diminished by virtue of various hedging strategies described in section 246(c) of the Code.

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

     Any gain or loss recognized upon the sale or other disposition of a share or an ADS will be long-term capital gain or loss if held for more than one year. For non-corporate United States holders, the United States income tax rate applicable to a net long-term capital gain currently will not exceed 15%. For corporate United States holders, a capital gain is currently taxed at the same rate as ordinary income. The deductibility of a capital loss, however, is subject to limitations for both non-corporate and corporate United States holders.

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

     German Taxation

     The following is a short summary discussion of certain German taxation principles which may be or become relevant in connection with the acquisition and/or sale of our shares or ADSs. The discussion does not purport to be a comprehensive description of all of the German tax considerations which may be relevant to our shareholders. The discussion is based on the tax laws of the Federal Republic of Germany as in effect on the date of writing of this annual report as well as on typical double taxation conventions as currently in effect between the Federal Republic of Germany and other states. In both cases, some provisions may be subject to change at short notice, possibly with retroactive effect.

     The discussion is limited to the impact of income taxes on income from dividends and capital gains as well as gift and inheritance tax aspects under German law, and does not address all aspects of German taxation. The summary does not consider any specific facts or circumstances that may apply to a particular investor. In particular, this discussion does not comprehensively treat the tax considerations that will be relevant to prospective investors who reside outside Germany. Prospective investors who are in doubt as to their specific tax position are urged to consult a tax adviser before purchasing or selling the new PrimaCom shares or ADSs.

     A short discussion of the relevant aspects of German corporate income taxation precedes the discussion of taxes applicable to shareholders. German tax law has undergone fundamental changes due to a major tax reform which became effective in stages on January 1, 2001 and on January 1, 2002. Further changes of German tax law are to be expected in the future. As a result, the German tax law is transitory in certain respects.

     Taxation of PrimaCom. From January 1, 2001 PrimaCom is subject to corporate income tax at a rate of 25%. For the tax year 2003 the corporate income tax rate is 26.5 % due to the “Flutopfersolidaritätsgesetz” (Solidarity Act for Flood Victims). These tax rates apply, irrespective of whether or not profits are distributed. Certain foreign-source earnings are exempted from corporate income tax. 95% of the dividends received by a corporation are tax-exempt, and 95% of the profits it derives from the disposal of shares in corporations are also exempted from corporate income tax.

     In addition, German corporations are subject to a profit-related trade tax, the exact amount of which depends among other things, on the municipalities in which the corporation maintains permanent establishments. Trade tax on income is deductible as an operating expense for corporate income and trade tax assessment purposes.

     If a corporation as per December 31, 2001 still had retained earnings which, according to the corporate taxation system applicable until December 31, 2000, were subject to corporate income tax at the normal rate and not at the lower rate applicable to distributed profits, the difference between the tax paid and the tax that would have been paid under the lower rate for distributed profits was determined in the form of a corporate income tax credit at the level of the corporation, which will reduce future corporate income tax burdens of the corporation in case dividends should be distributed in the future.

     In the case of dividend distributions paid in the years 2002 to 2020, except for dividend distributions paid after April 11, 2003 and prior to January 1, 2006, both the corporate income tax and the corporate income tax credit of the corporation will be reduced by one-sixth of the distributed profit, at most, however, by such portion of the corporate income tax credit determined for the respective year as a result of an equal distribution of the entire tax credit to the remaining tax credit period until 2020. Corporate income tax credits which have not been realized by 2020 will lapse.

     Taxation of dividends- Dividends distributed after December 31, 2001. Only half of the dividends paid to individual shareholders resident in Germany (i.e. having their domicile or habitual abode in Germany) will be subject to income tax (plus solidarity surcharge at a rate of 5.5% thereon) (so-called “half-income-method”). Correspondingly, only half of the expenses associated with each shareholder’s participation are tax deductible. Shares held as private assets shall, however, only be subject to tax if the dividend payments together with other investment income up to and including 2003 exceed the amount of € 1,601 (€ 3,202 for spouses filing jointly) and from January 1, 2004 the amount of € 1,370 (€ 2,740).

     If the shareholder is a corporation with its statutory seat or place of management in Germany, 95% of the dividends received will not be subject to tax at its level. This applies only for trade tax, however, if the participation held amounts to at least 10% at the beginning of the respective calendar year. If the shareholder is a bank or financial services institution within the meaning of section 1 subsection 12 of the German Banking Act, and the shares are accounted for in the trading books (Handelsbuch), then dividends are fully taxable. This is also true with respect to shares purchased by a finance company (as defined by the Banking Act) with the aim of making short-term gains on such company’s own account. The same rules apply to banks, financial services institutions and finance companies having their seat in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area. An exemption of dividend income from trade tax is only granted if, at the beginning of the year, the shareholder held at least 10% of the registered share capital of the corporation distributing such dividends.

     German corporations must withhold, on behalf of their shareholders, tax (capital yield tax) at a rate of 20.0% plus a 5.5% solidarity surcharge thereon, representing a total rate of 21.1% of the amounts distributed, irrespective of whether the dividends are fully or partially tax-exempt at the level of the shareholders. The withholding tax is credited and, as the case may be, refunded upon the shareholder’s tax assessment on income.

     Dividends will be paid without deduction of withholding tax and solidarity surcharge to shareholders resident in Germany who have submitted to their custodial bank a non-assessment certificate (Nichtveranlagungsbescheinigung) issued by the tax office of their statutory seat or domicile. In addition, no deduction for withholding tax will be made if the shareholder has given an exemption order for capital gains (Freistellungsauftrag) to his bank, provided that the exemption amount indicated in the order has not already been used up by other investment income. The custodial bank may also pay dividends without deducting withholding tax and surcharge to tax-exempt corporations, provided a non-assessment certificate has been submitted.

     Individual shareholders and corporations who do not have their residence or habitual abode or place of management in Germany shall be subject to restricted taxation in Germany. This obligation to pay tax is deemed satisfied with the deduction of withholding tax.

     Withholding tax on dividends distributed to shareholders who do not hold their shares as part of the assets of a permanent establishment or fixed base in Germany and who are resident in a country which is party to a double taxation treaty with Germany is reduced to 15% under most German DTCs. The withholding tax is reduced by refunding to the shareholder the difference between the total amount withheld, including solidarity surcharge, less the withholding tax actually owed according to the applicable double taxation treaty upon the shareholder’s application to the Federal Tax Office (Bundesamt für Finanzen, Friedhofstrasse 1, 53225 Bonn).

     Forms for refund requests can be obtained from the German tax authorities or from German embassies and consulates in various countries. Most double taxation treaties provide for a further reduction of capital yield tax on dividends distributed to corporations not resident in Germany which hold at least 25%, in some cases at least 10% of the shares (under some treaties: voting shares) of the distributing corporation. The same rule applies to dividends distributed to parent companies resident in the European Union within the meaning of EC Directive 90/435/EEC of the Council of July 23, 1990 (the “Parent-Subsidiary Directive”). Where dividends are distributed to EU parent companies, upon request and provided that further requirements are met, either the reduced withholding tax rate can be applied at the time of distribution or the withholding tax may not have to be withheld at all.

     If the shares are held as part of the business assets of a permanent establishment of a corporation in Germany, 95% of the dividend income shall be tax-exempt at the level of the permanent establishment. Capital yield tax withheld on the dividends is set off against the tax burden of the permanent establishment and refunded as the case may be. If an individual shareholder holds shares as part of the business assets of a permanent establishment in Germany, only half of the dividends shall be subject to German income tax and set off against the individual shareholder’s tax burden and refunded as the case may be. If the shareholder holds less than one-tenth of the distributing company’s share capital at the beginning of the calendar year in which the dividend is paid, then in case of a corporation the dividend which is exempt from corporate income tax and in case of an individual shareholder the half of the dividend which is exempt from income tax will be subject to trade tax in full.

     Taxation of capital gains-Disposals from 2002 onwards. Half of the capital gains derived from the sale of shares held by a shareholder resident in Germany as part of the business assets or by a shareholder not resident in Germany as part of the assets of a permanent establishment in Germany are subject to taxation at the full tax rate.

     Whereas, half of the capital gains derived from the sale of shares held by shareholders resident in Germany as part of their private assets are only subject to tax if the shares are sold within one year after their acquisition or after expiration of this period, if the shareholder at any time during the five years immediately preceding the sale, directly or indirectly held at least 1% of the nominal capital of the corporation (substantial participation). In case the shareholder has acquired the shares gratuitously, the term of possession and the previous holder’s proportion of the participation will also be taken into account.

     A shareholder not resident in Germany who does not hold the shares as part of the assets of a permanent establishment in Germany is only subject to tax on half of the capital gains derived from the sale of such shares if, at any time during the five years immediately preceding the sale, he has directly or indirectly held at least 1% of the nominal capital of the corporation. Most German double taxation treaties, however, provide for a complete exemption from German taxation.

     In principle, 95% of capital gains of shareholders subject to corporate income tax are tax-exempt. The deductibility of losses from the sale of shares is excluded.

     If the shareholder is a bank or a financial services institution, and if the shares sold are accounted for in the trading books (Handelsbuch) within the meaning of section 1 subsection 12 of the German Banking Act, any capital gains will be fully taxable. The same applies, if the shares sold were acquired by a finance company within the meaning of the Banking Act with the aim of realizing short-term profits for such company’s own account. This is also true for banks, financial service institutions and finance companies having their domicile in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area.

     Gift and inheritance tax. The transfer of shares to another person by way of succession or gift is in principle only subject to German inheritance or gift tax, respectively, if

(a)	the decedent or donor or the heir, the donee or other transferee has his/her residence or habitual abode in Germany at the time of the transfer, or is a German citizen having not lived abroad for a continuous period of more than five years without maintaining a residence in Germany.

     At the transfer of shares listed on the stock exchange, the value of the shares as determined according to the market price will be subject to taxation.

     Irrespective of the residence or habitual abode of the decedent or donor or his/her heirs, donees or other transferees, the transfer of shares to another person is only subject to inheritance or gift tax, if the transferred assets are domestic assets, i. e.

(b)	the shares are held by the decedent or donor as part of the business assets of a permanent establishment in Germany; or

(c)	the decedent or donor at the time of the inheritance or gift, either alone or together with related persons within the meaning of section 1 International Tax Relations Law (Außensteuergesetz, AStG), directly or indirectly holds at least 10% of the share capital of the German corporation.

     If the participation amounts to at least 25%, only 60% of the participation value in excess of € 256,000 will be subject to tax.

     The few German double taxation treaties on inheritance and gift tax that are currently in force (e.g. the treaty with the United States) usually provide for German gift and inheritance tax to be levied only in the cases described under (a) and otherwise only if the decedent or donor has his/her residence in Germany.

     Other taxes. There is no German transfer tax, value added tax, stamp duty or similar taxes on the purchase, sale or other disposal of shares. Wealth tax is no longer levied for periods after January 1, 1997.

     If an individual or a corporation directly or indirectly acquires 95% or more of the shares in PrimaCom or if the participation directly or indirectly increases up to at least 95% by way of acquisition of additional PrimaCom shares, a 3.5% land transfer tax will be levied on the value of all land which PrimaCom and its subsidiaries own.

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

Interest Rate Sensitivity
Principal (Notional) Amount by Expected Maturity
Average Interest Rate/Cap Strike Price

									Fair Value
									December 31,
		2004	2005	2006	2007	2008	Thereafter	Total	2003
Variable-Rate Revolving Credit Facility (€ in thousands). Floating Rate Index LIBOR plus 0.50% - 2.25%		—	22,000	61,000	76,250	109,800	225,450	494,500	494,500
Interest Rate Derivatives Floors/Caps
Notional Amount € in thousands	300,000
Average Strike Rate(1)	5.23%
Average Floor Rate(2)	3.23%	n/a	n/a	n/a	n/a	n/a	n/a	n/a	(1,097)

(1)	Average strike rate of interest rate cap agreements.

(2)	Average floor rate as to the €200,000,000 of notional account.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our management board has designated Mr. Michael Moriarty as an audit committee financial expert. For a description of Mr. Moriarty’s experience and qualifications, see “Item 6. Directors, Senior Management and Employees.”

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We believe our code of ethics is substantially compliant with the definition of “code of ethics” contained in Item 16B of Form 20-F, but we cannot give assurance that it fully meets that definition. A copy of our code of ethics may be obtained without charge upon request. To request a copy of our code of ethics, please contact contact Stefan Schwenkedel at PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz, Germany.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

	2003	2002
	(in Euro)	(in Euro)

Accountant fees and Services:
(1) Audit Fees	478,400	674,000
(2) Audit Related Fees	7,000	—
(3) Tax Fees	122,800	160,100
(4) All Other Fees	—	45,900

Total	608,200	880,000

     Audit Fees

     Our audit fees for 2003 were €478,400 and for 2002 were €674,000.

     Audit-Related Fees

     Our audit-related fees for 2003 were €7,000 and included fees in respect of risk assessment services in the IT area.

     Tax Fees

     Our tax fees for 2003 were €122,800 and for 2002 were €160,100. Tax fees for those years included fees in respect of income tax consulting and compliance services.

     All Other Fees

     We had no other fees in respect of products or services provided by the principal accountant for 2003. For 2002, all fees under this category amounted to €45,900, and included fees in respect of employee advisory services.

     Audit Committee Pre-Approval Policies and Procedures

     The external auditor who is responsible for auditing the Financial Statements is appointed by the Supervisory Board upon recommendation of the Audit Committee. The external auditor reports to the Audit Committee, to the Supervisory Board and to the Management Board. The Audit Committee is, together with the Supervisory Board, responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve the audit and non-audit services performed by the independent auditor in order to assure that they do not impair the auditor’s independence from the Company.

     In May 2003 our Audit Committee adopted and ratified a pre-approval policy for Audit and Non-Audit Services, which sets forth the procedures and the conditions pursuant to which services proposed to be performed by the independent auditor may be pre-approved.

     The annual Audit service engagement terms and fees are subject to specific pre-approval of the Audit Committee.

     All services performed in 2003 by our independent external auditor were in compliance with the pre-approval policy. In 2003, approximately 1% of the total fees paid to our independent auditors were approved pursuant to the “de minimis” test.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable.

ITEM 18. FINANCIAL STATEMENTS

     See pages F-1 to F-26

ITEM 19. EXHIBITS

Exhibit
Number	Description of Exhibit
3.1*	English translation of the Articles of Association
3.2*	Standing Orders for the Management Board
3.3*	Rules for Procedure of the Supervisory Board
8.1**	List of subsidiaries
12.1	Certification of Stefan Schwenkedel pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Jens Kircher pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on April 2, 2003

**	Incorporated by reference to Item 4.C.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMACOM AG

/s/ Jens Kircher

Name: Jens Kircher
Title: Member of the management board

/s/ Stefan Schwenkedel

Name: Stefan Schwenkedel
Title: Member of the management board

Date: April 26, 2004

Report of Independent Auditors

To the Board of Directors,
PRIMACOM AG

     We have audited the accompanying consolidated balance sheets of PrimaCom AG and subsidiaries as of December 31, 2001, 2002 and 2003 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PrimaCom AG and subsidiaries at December 31, 2001, 2002 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company incurred recurring losses in each of the three years in the period ended December 31, 2003 and has a working capital deficiency and a shareholders’ deficit as of December 31, 2003. In addition, the Company has substantial debt obligations, which contain specific financial covenants. Management anticipates that the Company will not be able to comply with certain of these covenants in 2005, which could result in the debt obligations becoming immediately payable to its lenders. In the case of a violation of a debt covenant, a waiver will need to be obtained from the lenders. Management anticipates that it will not be able to obtain waivers if a violation of these covenants occurs. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

     As disclosed in the Note 2 to the consolidated financial statements, in 2002, the Company adopted statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets. Accordingly, the Company ceased amortizing goodwill and indefinite lived intangible assets as of January 1, 2002.

/s/ ERNST & YOUNG

ERNST & YOUNG
Deutsche Allgemeine Treuhand AG
Frankfurt, Germany April 19, 2004

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	Euro	Euro	Euro	U.S.$
				(unaudited)
Revenues	165,496	182,042	197,948	249,355
Operating costs and expenses:
Operations	43,669	47,900	47,039	59,255
Selling, general and administrative	34,878	36,172	32,755	41,261
Corporate overhead	18,207	16,465	11,173	14,075
Debt refinancing	—	2,432	—	—
Depreciation and amortization	118,360	95,943	87,587	110,333

Total	215,114	198,912	178,554	224,924

Operating profit (loss)	(49,618)	(16,870)	19,394	24,431
Interest expense:
Convertible Second Secured Loan non-cash interest	—	31,079	42,060	52,983
Other bank interest and other interest	62,768	78,342	71,039	89,488

Total	62,768	109,421	113,099	142,471
Other expense	5,649	993	42	53

Loss from operations before income taxes and other items	(118,035)	(127,284)	(93,747)	(118,093)
Income tax benefit (expense)	15,381	(10,980)	(24,291)	(30,599)

Loss from operations before minority interest and equity earnings	(102,654)	(138,264)	(118,038)	(148,692)
Minority interest in net income of subsidiaries	(88)	(63)	(61)	(77)
Equity loss in affiliate	(420)	—	—	—

Loss from operations before cumulative effect of change in accounting principle	(103,162)	(138,327)	(118,099)	(148,769)
Cumulative effect of change in accounting principle, net of income tax	(946)	—	—	—

Net loss	(104,108)	(138,327)	(118,099)	(148,769)

Loss per share:
Basic and diluted:
Loss from operations	(5.21)	(6.99)	(5.97)	(7.52)
Cumulative effect of change in accounting principle	(0.05)	—	—	—

Net loss	(5.26)	(6.99)	(5.97)	(7.52)

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2001	2002	2003	2003
	Euro	Euro	Euro	U.S.$
				(unaudited)
Cash and cash equivalents	2,933	802	5,252	6,616
Trade accounts receivable — net	8,997	6,876	6,362	8,014
Other current assets	10,762	8,735	9,023	11,366

Total current assets	22,692	16,413	20,637	25,996
Property and equipment — net	576,695	520,225	469,598	591,553
Goodwill — net	320,095	359,686	359,710	453,127
Other intangibles — net	53,055	47,890	44,703	56,312
Deferred income tax assets	104,060	93,715	70,370	88,645
Other assets	48,409	47,789	40,744	51,325

TOTAL ASSETS	1,125,006	1,085,718	1,005,762	1,266,958

Accounts payable	25,157	16,147	12,357	15,566
Accrued expenses	32,151	42,847	53,647	67,580
Deferred revenue	2,225	1,610	2,103	2,649
Deferred purchase obligations	10,984	456	838	1,056
Sale-leaseback obligations — current	3,976	2,713	1,327	1,671
Bank and other debt — current	554	309	—	—

Total current liabilities	75,047	64,082	70,272	88,522
Sale leaseback — obligations	5,617	2,903	1,577	1,987
Deferred income tax liability	42,621	82,544	75,853	95,552
Convertible Second Secured Loan	—	406,079	448,139	564,521
Revolving credit facility and other debt	831,529	496,795	494,500	622,921

TOTAL LIABILITIES	954,814	1,052,403	1,090,341	1,373,503

Minority interest	200	273	351	442
SHAREHOLDERS’ EQUITY/DEFICIT
Common stock — €2.56 par value
Authorized — 31,692,792
Issued — 19,798,552	50,582	50,582	50,614	63,758
Additional paid-in capital	359,754	361,131	361,226	455,036
Accumulated deficit	(240,344)	(378,671)	(496,770)	(625,781)

TOTAL SHAREHOLDERS’ EQUITY/DEFICIT	169,992	33,042	(84,930)	(106,987)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/DEFICIT	1,125,006	1,085,718	1,005,762	1,266,958

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/DEFICIT
(in thousands)

		Additional		Total
	Registered	Paid-In	Accumulated	Shareholders’
	Capital	Capital	Deficit	Equity
	Euro	Euro	Euro	Euro
Balance at December 31, 2000	50,582	354,838	(136,236)	269,184
Release of contingent value rights	—	1,063	—	1,063
Stock option compensation	—	3,853	—	3,853
Net loss	—	—	(104,108)	(104,108)

Balance at December 31, 2001	50,582	359,754	(240,344)	169,992
Stock option compensation	—	1,377	—	1,377
Net loss	—	—	(138,327)	(138,327)

Balance at December 31, 2002	50,582	361,131	(378,671)	33,042
Stock option compensation		123	—	123
Sale of treasury shares	32	(28)	—	4
Net loss	—	—	(118,099)	(118,099)

Balance at December 31, 2003	50,614	361,226	(496,770)	(84,930)

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2001	2002	2003	2003
	Euro	Euro	Euro	U.S.$
				(unaudited)
Operating Activities
Net loss	(104,108)	(138,327)	(118,099)	(148,769)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	118,360	95,943	87,587	110,333
Amortization of financing fees and other	4,072	6,991	6,579	8,288
Amortization of deferred revenue	(18,018)	(16,527)	(16,260)	(20,483)
Non-cash interest expense — Convertible Second
Secured Loan	—	31,079	42,060	52,983
Loss on write-off of equity investment	1,452	—	—	—
Write-off of capitalized financing fees	—	14,696	—	—
Stock option compensation expense	3,853	1,377	123	155
Deferred income taxes	(13,270)	10,980	16,654	20,979
Other	200	78	78	98
Changes in assets and liabilities, net of effects of business acquisitions and disposition:
Trade accounts receivable	(1,311)	2,122	514	647
Other assets	5,113	5,081	(1,149)	(1,447)
Accounts payable	(1,675)	(9,010)	(3,790)	(4,774)
Accrued expenses	3,512	10,696	10,800	13,605
Deferred revenue	17,141	15,912	16,753	21,104
Other	—	—	383	482

Net cash provided by operating activities	15,321	31,091	42,233	53,201

Investing Activities
Acquisitions of businesses and networks, net of cash acquired	(15,878)	(375)	—	—
Purchases of property and equipment	(68,636)	(36,861)	(32,701)	(41,193)
Proceeds from sale of businesses	2,850	—	—	—
Proceeds from sale of property and equipment	1,112	224	231	291

Net cash used in investing activities	(80,552)	(37,012)	(32,470)	(40,902)

Financing Activities
Proceeds from credit facilities	95,000	42,000	5,000	6,298
Proceeds from term loan	—	375,000	—	—
Repayments of credit facilities	—	(375,000)	—	—
Repayment of bank debt	—	—	(310)	(391)
Net proceeds from overdrafts	1,221	(1,979)	(7,291)	(9,184)
Payments of other financing fees	(25,001)	(22,211)	—	—
Repayments of related party liabilities	(245)	—	—	—
Repayments of sale-leaseback obligations	(4,382)	(3,977)	(2,712)	(3,416)
Payments of deferred purchase obligations	(3,072)	(10,043)	—	—

Net cash provided by (used in) financing activities	63,521	3,790	(5,313)	(6,693)

Net (decrease)/increase in cash and cash equivalent	(1,710)	(2,131)	4,450	5,606
Cash and cash equivalents at beginning of year.	4,643	2,933	802	1,010

Cash and cash equivalents at end of year	2,933	802	5,252	6,616

See accompanying notes to consolidated financial statements.

1.	GENERAL

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

Prior to December 31, 1999, the Company prepared and reported its consolidated financial statements in Deutsche Marks (“DM”). With the introduction of the Euro (“€” or “Euro”) on January 1, 1999, the Company has presented the accompanying consolidated financial statements in Euro. Accordingly, the Deutsche Mark consolidated financial statements for year ended December 31, 2001 have been restated into Euro using the official fixed conversion rate of €1.00 = DM 1.95583. The consolidated financial statements will, however, not be comparable to the Euro financial statements of other companies that previously reported their financial information in a currency other than Deutsche Mark. All amounts herein are shown in Euros and for the year ended December 31, 2003 are also presented in U.S. dollars (“$”), the latter being unaudited and presented solely for the convenience of the reader at the rate of €0,79384 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York as per December 31, 2003. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

The financial statements have been prepared by management in accordance with accounting principles generally accepted in the United States on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not include any adjustments to recorded asset values that might be necessary should the Company be unable to continue as a going concern.

In addition to the current working capital deficiency and a shareholders’ deficit, the Company incurred losses of €104.1 million, €138.3 million and €118.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. Interest expense was approximately €62.8 million, €109.4 million and €113.1 million for the years ended December 31, 2001, 2002 and 2003, respectively. As a result of the interest expense obligations under the Company’s bank debt (see Note 9), management expects losses to continue into the foreseeable future.

In addition to the interest obligations, the Company must also comply with specific financial covenants included in these debt agreements. Although the Company has been able to comply with these covenants through December 31, 2003, management anticipates that the Company will not be able to comply with certain of these covenants in 2005. This non-compliance could result in the bank debt obligations becoming immediately payable to its lenders. In the case of a violation of a debt covenant, a waiver would need to be obtained from the lenders. The Company anticipates that it will not be able to obtain waivers if a violation of these covenants occurs and will not have the funds available to repay the debt if required by the lenders. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

As a result of these conditions, on April 16, 2004, the Company agreed to enter into a financing transaction (the “Proposed Asset Sale and Purchase Transaction”) whereby the Company will (i) transfer substantially all of its assets to BK Breitband Kabelnetz Holding GmbH (“BBKH”), which is an investment vehicle established by certain of our creditors, (ii) transfer, or receive funding for, all of its known liabilities, including bank and other debt, to BBKH, (iii) receive cash consideration of €5.0 million that the Company intends, if it or any part of it is available for such a purpose, to distribute to its shareholders at the end of the liquidation of the Company, if the shareholders resolve to liquidate the Company. The Proposed Asset Sale and Purchase Transaction has been approved by the Supervisory Board and signed by the management of the Company. In order for the Proposed Asset Sale and Purchase Transaction to be finalized, it must to be approved by a majority of the Company’s shareholders. However, there can be no assurance it will be approved. In addition, there are no assurances that the required conditions will be met for closing the transaction or that any part of the cash consideration received would be available for distribution to the Company’s shareholders.

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

     In 2001, 2002 and 2003, the Company capitalized €3,093,000, €3,676,000 and €2,801,000, respectively, of interest costs related to the construction of networks.

Goodwill and Customer Lists

     Goodwill represents the excess of cost over the fair value of net assets of acquired businesses and, for acquisitions prior to July 1, 2001, was amortized using the straight-line method over an average life of approximately 12 years. In June 2001, the Financial Accounting Standards Board issued SFAS No.141, Business Combinations, effective for acquisitions initiated on or after July 1, 2001, and No.142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No.142 requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized but are subject to annual impairment tests. Other intangible assets continue to be amortized over their useful lives. Accumulated amortization for goodwill at December 31, 2001, 2002 and 2003 was €95,739,000.

     On January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. As a result, goodwill is no longer amortized but rather is tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value. Accumulated amortization for goodwill at December 31, 2001 was €95.739.000, which was used to reduce the carrying amount upon adoption of SFAS No. 141.

     In 2002 und 2003, the Company performed the required annual impairment tests. As a result of those tests, goodwill was not determined to be impaired.

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

     The following table presents net loss per share as if the provisions of SFAS No. 142 had been applied as of January 1, 2001:

	December 31,
	2001	2002	2003
Net loss: (€ in thousand)
Reported net loss	(104,108)	(138,327)	(118,099)
Goodwill amortization	35,057	—	—
Goodwill impairment charge	7,654	—	—
Adjusted net loss	(61,397)	(138,327)	(118,099)
Basic and diluted loss per share (in €):
Reported basic and diluted loss per share	(5.26)	(6,99)	(5,97)
Goodwill amortization	1.77	—	—
Goodwill impairment charge	0.39	—	—
Adjusted basic and diluted loss per share	(3.49)	(6,99)	(5,97)

     Customer lists were acquired by the Company in 2000 and 2001 primarily as part of the Multikabel and Quicknet B.V. acquisitions, respectively. The changes in the carrying value of customer lists are as follows:

	December 31,
	2001	2002	2003
	(€ in thousands)
Customer lists:
Acquisition cost January 1,	57,267	59,240	59,240
Additions	1,973	—	2,085
Disposals	—	—	—
Accumulated amortization December 31,	(6,185)	(11,350)	(16,622)

Net carrying amount December 31,	53,055	47,890	44,703

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

In 2003, the discounted cash flow calculation did not indicate that an impairment of the long-lived assets existed. However, in 2003 the Company took extra write-downs of approximately €3 million largely attributable to impairment in both Germany and The Netherlands on certain long-term assets associated with the digital cable business.

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

Advertising Costs

Advertising costs are charged to expense as incurred. The Company incurred advertising costs in 2001, 2002 and 2003 totaling €3,667,000, €2,769,000 and €2,072,000, respectively.

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

Fair Value of Financial Instruments

The carrying value of financial instruments such as cash, accounts receivable and accounts payable approximates their fair value based on the short-term maturities of these instruments. Based on the recent negotiations in connection with the Sale and Purchase Agreement, the Company believes that the carrying value of this portion of bank debt approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the prior years have been reclassified to conform with the 2003 consolidated financial statement presentation.

3.	SIGNIFICANT ACQUISITIONS

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

Effects of consolidation of Kutz, TKE and EBH

The put and the call options of Kutz (acquisition in 2000), TKE and EBH are viewed on a combined basis with the minority interest and are accounted for as financing for the purchase by the Company. As a result, net income attributable to the minority interest is allocated to PrimaCom, rather than to the minority shareholder. Accordingly, the Company consolidated 100% of these companies with an offsetting liability to purchase the remaining minority interest owned by the remaining shareholders of these companies.

As a result, depreciation and amortization expense in 2001 is €385,000 higher, deferred purchase obligations are €8,875,000 higher and long-lived assets are €11,820,000 higher.

The following unaudited proforma information for the year ended December 31, 2001 assumes the aforementioned 2001 acquisitions occurred on January 1, 2001:

2001
Revenues (€ in thousands)	172,722
Net loss (€ in thousands)	(103,694)
Net loss per share (€)	(5.24)

4.	INVESTMENTS

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

6.	ACCOUNTS RECEIVABLE

Trade accounts receivable consists of the following:

	December 31,
	2001	2002	2003
	(€ in thousands)
Trade accounts receivable — gross	10,881	12,994	12,448
Allowance for doubtful accounts	(1,884)	(6,118)	(6,086)

Trade accounts receivable — net	8,997	6,876	6,362

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

	December 31,
	2001	2002	2003
	(€ in thousands)
Allowance for doubtful accounts:
Balance at the beginning of the year	1,580	1,884	6,118
Charged to cost and expenses	1,544	4,243	2,422
Write-offs and other	(1,240)	(9)	(2,454)

Balance at the end of the year	1,884	6,118	6,086

7.	PROPERTY AND EQUIPMENT

The components of property and equipment are as follows:

	December 31,
	2001	2002	2003
	(€ in thousands)
Cable television networks	726,237	770,868	792,994
Equipment and fixtures	55,838	56,624	56,917
Land and buildings	4,281	4,378	5,944
Other	14,306	15,010	16,511
Construction in progress	37,400	23,923	24,510

Total	838,062	870,803	896,876
Less accumulated depreciation	(261,367)	(350,578)	(427,278)

Property and equipment — net	576,695	520,225	469,598

Depreciation expense on property and equipment was €69,722,000, €90,154,000 and €81,012,000 for 2001, 2002 and 2003, respectively. In 2002, depreciation expense includes approximately €12,944,000 for an impairment charge of cable networks. In 2003, the Company recorded a charge of approximately €3.0 million largely attributable to impairment, in both Germany and the Netherlands, on certain long term assets associated with our digital cable business.

8.	SALE-LEASEBACK

In March and October 1993, the Company entered into two master lease agreements governing the terms of the majority of its cable network sale and leaseback transactions. Under the March 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.6% of the original sales price. At the end of the lease term, the Company has the option to extend leases under this agreement for one year or to repurchase the cable networks at the higher of 10.0% of the original sales price or the recorded net book value on the lessor’s books. Under the October 1993 agreement, the sale and leaseback transactions have a lease term of nine years and a monthly leasing rate of approximately 1.5% of the original sales price. The lessor has the right to require the Company to repurchase the cable networks at the end of the lease term at an amount equal to approximately 11.5% of the original sales price. If the lessor sale option is not exercised, the lease automatically renews for an additional three years.

	December 31,
	2001	2002	2003
	(€ in thousands)
Borrowings under sale-leaseback obligations	9,593	5,616	2,904
Current portion thereof	3,976	2,713	1,327

Non-current portion	5.617	2.903	1,577

Future minimum payments under capital leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2003:

(€ in thousands)
2004	1,536
2005	1,073
2006	607
2007	28

Total minimum lease payments	3,244
Less interest	(340)

Present value of minimum capitalized lease payments	2,904

Assets under capital leases are included within property and equipment as follows:

	December 31,
	2001	2002	2003
	(€ in thousands)
Cable television networks	29,320	29,320	29,320
Less accumulated depreciation	(14,721)	(17,168)	(19,616)

Cable television networks-net	14,599	12,152	9,704

Depreciation expense on assets recorded under capital leases approximated, €2,392,000, €2,447,000 and €2,447,000 in 2001, 2002 and 2003, respectively.

9.	BANK AND OTHER DEBT

Bank and other debt consist of the following:

	December 31,
	2001	2002	2003
	(€ in thousands)
Borrowings under Senior Facility	822,500	489,500	494,500
Convertible Second Secured Loan	—	406,079	448,139
Overdrafts	9,029	7,295	—
Other	554	309	—

Total bank and other debt	832,083	903,183	942,639
Less current portion thereof	554	309	—

Bank and other debt	831,529	902,874	942,639

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

Amounts outstanding under the Revolving Credit Facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.75% and 2.25%, depending on the ratio of total indebtedness of the Company’s subsidiaries to annualized earnings before interest, tax, depreciation and amortization (“EBITDA”).

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

On March 8, 2004 PrimaCom AG signed a contingent value rights termination agreement with a number of entities which are past or present holders of contingent value rights under the CVR Agreement and the agent under the CVR Agreement and Escrow Agent in relation to such contingent value rights. All parties to the contingent value rights termination agreement agreed that all contingent value rights issued and not already cancelled would be cancelled and terminated on an effective date, such effective date to be conditional upon certain matters being satisfied. The Contingent Value Rights Termination Agreement was effective on March 16, 2004.

In connection with the release of CVR’s on September 30, 2001 and December 31, 2001, the Company recorded €1,063,000 to other assets and additional paid in capital for the fair value of the CVR’s on those dates. The amount capitalized in other assets was amortized as bank debt interest straight-line over the remaining life of the Senior Working Capital Facility. Amortization expense relating to CVR’s included in other assets was approximately €19,000, €147,000 and €133,000 in 2001, 2002 and 2003, respectively. The remaining balance of € 764,000 in other assets related to CVR’s was written off at the time of cancellation.

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

Under the terms of the modified Facility, the available commitment amount is reduced in quarterly amounts to the amounts reflected below as of December 31 of the years indicated:

Available
commitment
Year ended	and overdraft
(€ in thousands)
2003	594,500
2004	533,500
2005	472,500
2006	411,500
2007	335,250
2008	225,450
2009	—

At December 31, 2003, the Company had unused availability under the Revolving Credit Facility of €100,000,000. The interest rate on the Revolving Credit Facility was 4.32% at December 31, 2003.

At December 31, 2003, the Company had unused availability under the Overdraft Facility of €15,000,000. The interest rate on the Overdraft Facility was 7.0% at December 31, 2003.

The Second Secured Loan balance bears an interest rate from 18.0% to 20.0% over the term of the loan. As of December 31, 2003, the interest rate was 20.0%, which includes both a cash interest portion and a non-cash interest portion. The Company is required to pay cash interest on a quarterly basis on the principle amount of €375,000,000 at an interest rate of 12.0% as per December 31, 2003. The remaining interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

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

Of the €15,284,000 in fees paid for the refinancing, the Company capitalized €12,852,000, which is being amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately €2,432,000 paid for certain legal and consulting services for the refinanced Senior Working Capital Facility were recorded as a charge in operating costs and expenses.

As of December 31, 2001, 2002 and 2003, the Company had net capitalized bank financing fees totaling approximately €40,906,000 and €39,323,000 and €33,400,000, respectively, which are included in other assets. These capitalized bank fees are being amortized as bank debt interest over the remaining term of the Facility and Second Secured Loan. Interest expense related to bank financing fees was €3,422,000, €17,812,000 and €5,917,000, for 2001, 2002, and 2003, respectively.

Maturities of the bank and other debt for the next five years are:

Year ended	Maturities
(€ in thousands)
2004	—
2005	22,000
2006	61,000
2007	76,250
2008	109,800
Thereafter	673,589

Total bank and other debt	942,639

	December 31,
	2001	2002	2003
	(€ in thousands)
Cash paid for interest:
Bank and other debt	55,031	54,556	60,023
Sale-leaseback transaction.	1,323	828	431

	56,354	55,384	60,454

10.	FINANCIAL INSTRUMENTS

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

The Company purchased interest rate-cap and floor agreements that limit its exposure to increasing interest rates and are economic hedges of borrowings under its variable-rate revolving credit facility during the five years from 1999 until 2004. An interest rate-cap entitles the Company to receive a payment from the counter-party equal to the excess, if any, of the hypothetical interest expense (“strike price”) on a specified notional amount at a current market interest rate over an amount specified in the agreement. The only amount the Company is obligated to pay to the counter-party is a contract premium. The Company has also entered into an interest rate-cap agreement with a double strike price. The first strike price of a double strike price is applicable until the relevant interest rate indice exceeds the second strike price at which time the second strike price becomes applicable. The premium of a double strike cap is typically lower than that of a single strike cap. The premium can also be lower in those instances where the agreement includes an interest rate floor. The interest rate floor entitles the counter-party to receive a payment from the Company should interest rates drop below an agreed upon limit (“floor”), effectively limiting the Company’s potential benefit from falling interest rates. The strike price of these agreements may exceed the current market levels at the time they are entered into. The interest rate indices specified by the agreements have been and are expected to be highly correlated with the interest rates the Company incurs on its variable-rate revolving credit facility.

These contracts do not qualify for special hedge accounting and are therefore marked-to-market each period through earnings (loss) as a component of interest expense. Interest expense/income relating to the change in fair value of these financial instruments was approximately €860,000 and (€3,615,000) in 2002 and 2003, respectively. In 2003, the Company recorded approximately €3,833,000 in additional interest expense for payments to the counter-party as a result of interest rates falling below the floor.

The following table sets forth the status of financial instruments as of December 31, 2003:

					Contract	Fair
		Notional			Premium	Value
Effective Date	Termination Date	Amount (T€)	Floor	Strike Price	(T€)	(T€)
June 10, 1999	June 10, 2004	25,000	2.50%	5.50%	*200	(45)
June 22, 1999	June 24, 2004	25,000	—	4.35%	126	(124)
July 20, 1999	July 20, 2004	25,000	—	4.50% - 5.50%	131	—
September 20, 1999	September 22, 2004	25,000	2.75%	5.50%	105	(107)
January 16, 2001	January 16, 2004	50,000	2,50%	—	—	—
January 16, 2001	January 16, 2004	50,000	—	5.50%	—	106
January 16, 2001	January 16, 2004	100,000	3.90%	—	—	(927)

*	This contract premium represents an upfront one-time payment for the life of the contract. All other payments are paid annually over the life of the contract.

11.	RELATED PARTY TRANSACTIONS

The Company had a €245,000 loan payable to WVH Wohnungsbau- und Wohnungsbaugenossenschaft Heidenau mbH, a minority shareholder of one of its subsidiaries. The total amount due for this loan was paid on January 10, 2001.

The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company paid Mediakabel digital cable services fees of approximately € 2,575,000, € 2,700,000 and € 900,000 in 2001, 2002 and 2003, respectively. These costs are exclusive of content costs or license fees.The considerable decrease of the service fees is caused by reorganizing the operations within Mediakabel and with the temporary cancellation of the interactive and pay-per-view services within the digital offer.

The Company uses services of BFE Nachrichtentechnik GmbH for installation, repair and maintenance of cable networks, which is owned by one of the Company’s significant shareholders. 2002 and 2003, the Company paid approximately €424,000 and €481,000, respectively, for these services.

12.	INCOME TAXES

For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

The provisions for income tax benefit (expense) consisted of the following:

	Years ended December 31,
	2001	2002	2003
	(€ in thousands)
Current	2,111	35,561	(7,637)
Deferred	13,270	(46,541)	(16,654)

Total income tax	15,381	(10,980)	(24,291)

The components of loss before income taxes by jurisdiction are as follows:

	Years ended December 31,
	2001	2002	2003
	(€ in thousands)
Germany	(72,380)	(69,744)	(51,862)
The Netherlands	(45,655)	(44,565)	(41,947)

	(118,035)	(114,309)	(93,809)

A reconciliation between the statutory tax rates of 37.1% for 2001 and 2002 and 37.3% for 2003 and the Company’s effective tax rate is as follows:

	Years ended December 31,
	2001	2002	2003
	(€ in thousands)
Computed income tax benefit at statutory rates	43,825	42,547	34,988
Non-deductible interest expense on trade taxes	(4,984)	(7,674)	(11,978)
Change in valuation allowance	(16,870)	(60,382)	(53,728)
Goodwill amortization	(16,024)	—	—
Finalization of prior year tax returns	—	15,907	1,847
Other	9,434	(1,378)	4,580

Total income tax (expense) benefit	15,381	(10,980)	(24,291)

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

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2001, 2002 and 2003 are presented below:

	December 31,
	2001	2002	2003
	(€ in thousands)
Deferred tax assets:
Net operating loss carryforwards	99,997	149,272	186,581
Property and equipment	55,915	55,344	49,588
Intangibles	—	—	423
Financial instruments	1,488	1,821	424
Other	—	1,000	804

	157,400	207,437	237,820
Less — valuation allowance	(53,340)	(113,722)	(167,450)

	104,060	93,715	70,370

Deferred tax liabilities:
Property and equipment	(30,712)	(49,382)	(47,085)
Intangibles	—	(14,614)	(12,410)
Financing fees	(11,909)	(14,834)	(12,543)
Other	—	(3,714)	(3,815)

	(42,621)	(82,544)	(75,853)

Net deferred tax asset/(liability)	61,439	11,171	(5,483)

As of December 31, 2003, the Company had available in Germany combined cumulative tax loss carryforwards for corporate income tax of approximately €365,010,000 and for trade tax of approximately €257,686,000. In addition, the Company had in the Netherlands cumulative tax loss carryforwards of approximately €122,032,000. Under current German and Netherlands tax laws, these loss carryforwards have an indefinite life and may be used to offset future taxable income. Cash paid for income taxes was €2,128,000 2001. In 2002 and 2003, no cash was paid for income taxes.

13.	COMMITMENTS

The Company obtains certain programming directly from other net-level 3 provider through various signal delivery contracts. The signal delivery contracts with Kabel Deutschland are generally for a fixed period of time and are subject to negotiated renewal. Under these contracts the Company typically pays to the vendors either a flat fee or a fee per customer that is determined by reference to a published fee schedule. As of December 31, 2003, the Company had a total commitment of approximately €120,771,000 through 2010, the date upon which the last agreement expires. For the years ended December 31, 2001, 2002 and 2003 total Kabel Deutschland fees expensed amounted to approximately €20,343,000, €20,857,000 and €22,697,000, respectively, and are included in operations expense.

The Company has entered into certain agreements with film providers to purchase film rights through 2005. License expense relating to these film right agreements was €1,041,000, €1,190,000 and approximately € 955,000 in 2001, 2002 and 2003, respectively.

The Company leases other providers’ networks, certain office equipment and vehicles. Lease terms generally range from three to five years with the option to renew at varying terms. Rental expense was €3,637,000, €3,135,000 and €2,901,000 in 2001, 2002 and 2003, respectively.

Future minimum payments under Kabel Deutschland commitments, film commitments and non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2003:

	Signal-		Operating
	delivery	Films	Leases	Total
	(T€)	(T€)	(T€)	(T€)
2004	22,927	1,501	2,874	27,302
2005	22,260	1,294	2,198	25,752
2006	22,117	—	2,136	24,253
2007	19,099	—	2,100	21,199
2008	15,084	—	2,067	17,151
Thereafter	19,284	—	3,387	22,671

Total	120,771	2,795	14,762	138,328

14.	STOCK OPTION PLANS

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

Stock option activity as of December 31, 2003 is as follows:

		Weighted	Weighted average
		average	fair value of
		exercise	options granted
	Number of	price	during the year
	Shares	(in €)	(in €)
Outstanding at December 31, 2000	874,048	34.38
Granted	—	—
Exercised	—	—
Expired	—	—
Forfeited	31,694	46.89

Outstanding at December 31, 2001	842,354	33.90
Granted	200,000	2.19	0.48
Exercised	—
Expired	—
Forfeited	26,684	23.34

Outstanding at December 31, 2002	1,015,670	27.71

Exercised	—
Expired	—
Forfeited	13,045	43.38

Outstanding at December 31, 2003	1,002,625	27.52

Options exercisable at December 31, 2003	802,625	33.82

The options outstanding by range of exercise price at December 31, 2003 are as follows:

Outstanding				Exercisable
		Weighted-
		Average	Weighted-		Weighted-
Range of		Remaining	Average		Average
Exercise Prices	Number	Contractual Life	Exercise Price	Number	Exercise Price
(€)	Outstanding	in years	(€)	Outstanding	(€)
0.42	100,000	3.7	0.42	—	—
4.04	100,000	3.2	4.04	—	—
29.00 - 47.41	703,691	0.3	31.24	703,691	31.24
49.19	81,084	1.0	49.19	81,084	49.19
62.31	12,169	1.7	62.31	12,169	62.31
81.87	5,681	1.3	81.87	5,681	81.87

	1,002,625			802,625	33.82

Compensation expense totaled €3,853,000, €1,377,000 and €123,000 relating to the options issued in 2001, 2002 and 2003, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	2001	2002
Risk free rate of interest	4.6%-5.1%	3.4%-5.1%
Expected dividend yield	0.0%	0.0%
Expected life	3.0 years	3.0 years
Expected volatility	58.0%-75.1%	81%

15.	CONTINGENCIES

The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, the Company has accrued approximately €2,563,000, €4,189,000 and €6,051,000 as of December 31, 2001, 2002 and 2003, respectively.

The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

16.	SHAREHOLDERS’ EQUITY/DEFICIT

The Company is incorporated as an Aktiengesellschaft (hereafter “AG”) under German law. Registered capital of an AG is in the form of shares and represents negotiable securities. The minimum capital requirement for an AG is €50,000. The Company has authorized 31,692,792 shares. The Company has issued 19,798,552 ordinary bearer shares with a pro rata share in the registered capital of €2.56 per share. Each ordinary bearer share is entitled to one vote.

On February 23, 1999, the Company concluded the initial public offering of 3,945,710 of its shares at an offering price of €29.00 per share and $16.27 per American Depositary Share (“ADS”). The Company realized net proceeds of approximately €103,425,000 from the offering. Subsequent to the offering, the Company’s shares commenced trading on the Neuer Markt, a market segment of the Frankfurt Stock Exchange, under the symbol PRC and the Company’s American Depositary Shares (“ADS”), each representing one-half of a share, commenced trading on the Nasdaq National Market under the symbol PCAG. The Neuer Markt segment of the Frankfurt Stock Exchange ceased to operate in 2003. Because the Neuer Markt was a sub-segment of the Geregelter Markt, we continued to be listed in Geregelter Markt. As of June 5, 2003 we were listed in the Prime Standard of the Frankfurt Stock Exchange. On March 25, 2004 we applied for the shifting from the Prime Standard to the General Standard of the Frankfurt Stock Exchange.

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

In 2003, the Company sold 12,500 treasury shares. As a result, registered capital increased by €32,000 to €50,614,000 and additional paid in capital decreased by €28,000.

17.	LOSS PER SHARE

The following table sets forth the computation of basic and diluted loss per share:

	Years ended December 31,
	2001	2002	2003
Numerator:
Numerator for basic and diluted earnings per share — loss from operations (€ in thousands)	(103,162)	(138,327)	(118,099)
Denominator:
Denominator for basic and diluted earnings per share — weighted average shares	19,777,805	19,786,052	19,794,271

Basic and diluted loss from operations per share (€)	(5.21)	(6,99)	(5,97)

Outstanding stock options and contingent value rights are excluded from the loss per share calculation because the effect would be antidilutive.

18.	SEGMENT DISCLOSURE

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

(in € 000)	2001	2002	2003
Germany
Analog cable	114,422	115,226	114,990
Digital cable	229	713	730
High-speed Internet	1,023	1,417	1,816
Other revenue	4,654	4,235	4,769

	120,328	121,591	122,305
The Netherlands
Analog cable	31,018	33,510	37,616
Digital cable	712	557	705
High-speed Internet	5,732	17,711	26,140
Other revenue	7,706	8,673	11,182

	45,168	60,451	75,643

Total revenues	165,496	182,042	197,948

Germany	(22,702)	(17,871)	7,017
The Netherlands	(26,916)	1,001	12,377

Total operating profit (loss)	(49,618)	(16,870)	19,394

Germany	31,906	63,855	58,777
The Netherlands	30,862	45,566	54,322

Total interest expense	62,768	109,421	113,099

Germany	82,825	67,157	55,658
The Netherlands	35,535	28,786	31,929

Total depreciation and amortization	118,360	95,943	87,587

Germany	204,106	204,409	206,411
The Netherlands	169,044	203,167	198,002

Total goodwill and customer lists	373,150	407,576	404,413

Germany	633,045	584,032	538,454
The Netherlands	365,209	352,270	376,302

Total long-lived assets	998,254	936,302	914,756

Germany	733,445	623,063	587,329
The Netherlands	391,561	462,655	418,433

Total assets	1,125,006	1,085,718	1,005,762

Germany	60,241	20,032	15,398
The Netherlands	24,273	17,204	17,303

Total capital expenditures	84,514	37,236	32,701

19.	EURO CONVERSION

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

In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In 2003, the Company adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

In December 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements.

The Company currently owns a 15.7% minority interest in a joint venture in The Netherlands. The Company purchased this ownership in 2000, along with other digital television providers, for the purpose of providing digital service to its customers. Following an evaluation of the provisions of FASB Interpretation No. 46 the Company does not consider it necessary to consolidate this entity.

EXHIBITS

INDEX

Exhibit
Number	Description of Exhibit
3.1*	English translation of the Articles of Association
3.2*	Standing Orders for the Management Board
3.3*	Rules for Procedure of the Supervisory Board
8.1**	List of subsidiaries
12.1	Certification of Stefan Schwenkedel pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Jens Kircher pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on April 2, 2003

**	Incorporated by reference to Item 4.C.