Form 20-F
period 2004-12-31
PRIMACOM AG
filed 2005-04-29
CIK 1077945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For such transition period from to

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

     The selected consolidated statements of operations and cash flow data set forth below for the years ended December 31 2002, 2003 and 2004 and the selected consolidated balance sheet data set forth below as of December 31, 2002, 2003 and 2004 have been derived from our consolidated financial statements, included elsewhere in this annual report, which have been prepared in accordance with US generally accepted accounting principles (“US GAAP”) and audited by Ernst & Young, independent auditors. The selected consolidated data presented below should be read in conjunction with our consolidated financial statements and notes thereto included elsewhere in this annual report.

     The Deutsche Mark and the Euro had legal tender status through a transition period which ended February 28, 2002. Our consolidated financial statements for 1999 through 2004 were originally prepared in Euro. The selected consolidated financial data is not comparable to financial data of other companies that report in Euros and that restate amounts from currencies other than the Deutsche Mark.

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(€'000 except per share and operations data)
Statement of Operations Data
Revenues	124,343	165,496	182,042	197,948	210,713
Operating costs and expenses:
Operations	30,794	43,669	51,386	50,140	55,649
Selling, general and administrative	27,981	34,878	31,694	28,807	29,673
Corporate overhead	17,219	18,207	17,457	12,020	21,646
Debt refinancing	—	—	2,432	—	—
Depreciation and amortization	75,530	118,360	95,943	87,587	82,521

Total	151,524	215,114	198,912	178,554	189,489

Operating profit (loss)	(27,181)	(49,618)	(16,870)	19,394	21,224
Interest expense:
Convertible Second Secured Loan non-cash interest	—	—	31,079	42,060	48,950
Other bank interest and other interest	26,173	62,768	78,342	71,039	73,839

Total	26,173	62,768	109,421	113,099	122,789
Other (income) expense	(1,690)	5,649	993	42	2,851

Income (loss) from continuing operations before income taxes and other items	(51,664)	(118,035)	(127,284)	(93,747)	(104,416)
Income tax (expense) benefit	(4,258)	15,381	(10,980)	(24,291)	(9,031)

Income (loss) from continuing operations before minority interest and equity earning	(55,922)	(102,654)	(138,264)	(118,038)	(113,447)
Minority interest in net income of subsidiaries	(94)	(88)	(63)	(61)	(83)
Equity loss in affiliate	(128)	(420)	—	—	—

Income (loss) from continuing operations	(56,144)	(103,162)	(138,327)	(118,099)	(113,530)
Extraordinary loss, net of income tax	(8,180)	—	—	—	—
Cumulative effect of change in accounting Principle, net of income tax	—	(946)	—	—	—

Net income (loss)	(64,324)	(104,108)	(138,327)	(118,099)	(113,530)

Net income (loss) per share
Basic and diluted:
Continuing operations	(2.85)	(5.21)	(6.99)	(5.97)	(5.73)
Net income (loss)	(3.26)	(5.26)	(6.99)	(5.97)	(5.73)

	Year Ended December 31,
	2000	2001	2002	2003	2004
	(€'000 except per share and operations data)
Balance Sheet Data (at period end)
Total assets	1,108,376	1,125,006	1,085,718	1,005,762	926,938
Total debt	754,333	852,660	909,255	946,381	989,972
Total liabilities	838,994	954,814	1,052,403	1,090,341	1,124,928
Shareholders’ equity/deficit	269,184	169,992	33,042	(84,930)	(198,424)
Cash Flow Data
Net cash provided by operating activities	11,685	15,321	31,091	42,233	34,814
Net cash provided by (used in) investing activities	(387,759)	(80,552)	(37,012)	(32,470)	(33,642)
Net cash provided by (used in) financing activities	372,350	63,521	3,790	(5,313)	(5,189)
Capital expenditures (excluding acquisitions)	99,817	68,636	36,861	32,701	33,745
Operations Data
Homes passed(1)	1,916,870	1,964,868	1,977,958	1,956,871	1,970,326
Ready for service homes(2)	412,538	440,883	448,088	463,153	493,036
Number of television subscribers	1,299,926	1,304,494	1,305,769	1,302,303	1,271,306
Number of Internet subscribers(3)	20,489	34,078	53,545	86,338	124,828
Number of digital television subscribers	4,570	11,875	11,628	12,183	11,566
Total revenue generating units	1,325,185	1,351,235	1,371,774	1,405,862	1,427,418
Analog Video penetration(4)	67.8%	66.4%	66.0%	66.6%	64.5%
Internet penetration(5)	3.9%	7.0%	11.9%	18.6%	25.3%
Digital penetration(6)	1.1%	2.7%	2.6%	2.6%	2.3%
EBITDA (€’000) (7)	48,349	68,742	79,073	106,981	103,745
EBITDA margin(8)	38.9%	41.5%	43.4%	54.0%	49.2%

(1)	At end of the period in 2004, 1,346,725 homes were passed by coaxial cable networks and approximately 623,601 were homes passed by fiber optic cable networks.
(2)	Upgraded from the fiber node to the home (862 MHz and two-way capable).
(3)	Includes 3,203 dial-up customers at December 31, 2001. We have not had dial-up customers at or after December 31, 2002.
(4)	Analog television subscribers as a percentage of homes passed.
(5)	High-speed Internet subscribers as a percentage of ready for service homes.
(6)	Number of digital subscribers as a percentage of ready for service homes.
(7)	We define EBITDA as earnings (loss) before discontinued operations, equity earnings (loss) in affiliates, extraordinary items, cumulative effect of change in accounting principle, minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. Other participants in the cable television and broadband industries also use EBITDA, defined in a similar but often not exactly comparable manner, as a measure of performance. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because it is the most commonly used measure to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a US GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as an alternative to cash flow from operating activities as a measure of our liquidity.
(8)	EBITDA margin is EBITDA divided by revenues.

The following schedule reconciles EBITDA to our US GAAP financial statements:

	Year ended December 31,
	2000	2001	2002	2003	2004
	(€ in thousands)
Operating profit (loss)	(27,181)	(49,618)	(16,870)	19,394	21,224
Depreciation and amortization	75,530	118,360	95,943	87,587	82,521

EBITDA	48,349	68,742	79,073	106,981	103,745

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

	U.S. dollar per Euro
	Period-end	Average
Calendar Year	Rate	Rate(1)	High	Low
1999	0.9930	0.9445	0.9984	0.8466
2000	1.0652	1.0881	1.2092	0.9676
2001	0.8901	0.8993	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2438	1.3625	1.1801

(1)	The average of the noon buying rate on the last business day of each month during the year.

     The following table sets forth, for the period indicated, information concerning the noon buying rate of U.S. dollar per Euro.

	U.S. dollar per Euro
	Period-end
Month	Rate	High	Low
September 2004	1.2417	1.2417	1.2052
October 2004	1.2746	1.2783	1.2271
November 2004	1.3259	1.3288	1.2703
December 2004	1.3538	1.3625	1.3224
January 2005	1.3049	1.3476	1.2954
February 2005	1.3274	1.3274	1.2773
March, 2005	1.2969	1.3465	1.2877

     On March 31, 2005, the noon buying rate of U.S. dollar per Euro was €1 = $1.2969.

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

     Risks associated with our business

     On April 16, 2004 the previous management and supervisory board signed a financing transaction (the “Proposed Asset Sale and Purchase Transaction”) which envisaged, (i) the transfer of substantially all of the Company’s assets to a special purpose vehicle, BK Breitband Kabelnetz Holding GmbH (“BBKH”), an investment vehicle established by certain of the Company’s creditors, (ii) the transfer to BBKH of all the Company’s liabilities under the Second Secured Credit Facility and the repayment by BBKH of all PrimaCom Management GmbH’s liabilities under the Senior Credit Facility (through a new loan facility to be entered into by BBKH), (iii) payment of a cash consideration of €5 million, which if it or any part of it becomes available for such a purpose, is to be distributed to the Company’s shareholders at the end of the liquidation of the Company and (iv) the liquidation of the Company.

     As notified in our Ad Hoc notice — Form 6K of July 12, 2004 the “Proposed Asset Sale and Purchase Transaction” failed to receive the required majority of shareholders’ votes at the Company’s Annual General Shareholders’ Meeting held on June 8, 2004 and therefore the proposed financing was cancelled. Also at the meeting shareholders approved several changes of members in the Company’s supervisory board and commissioned the appointment of an independent investigator to investigate several matters relating to the “Proposed Asset Sale and Purchase Transaction” and to investigate and provide an expert opinion on whether the validity of the Second Secured Credit Facility could be challenged under German usury and immorality laws.

     Subsequent to the annual shareholders’ meeting, the supervisory board appointed a new management board. Since then the new management board has continued and is continuing discussions with its creditors under the Senior Credit Facility and under the Second Secured Credit Facility in order to find a solution to the needed refinancing of the Company. In parallel the new management board commissioned further expert opinions to support and compliment the work performed by the independent investigator.

     A summary of the findings of the independent investigator can be accessed on the Company’s web site.

     On December 9 2004 the Company issued an Ad Hoc notice disclosing that PrimaCom AG and PrimaCom Management GmbH had filed a law suit at the District Court Mainz against the holders of the Second Secured Loan under the Second Secured Credit Facility. The principal amount of the second secured loan is €375,000,000 (plus an amount of accrued capitalized interest). The law suit asked the court determine whether PrimaCom AG and PrimaCom Management GmbH are obligated to pay the interest of the Second Secured Loan or whether the Second Secured Lenders are not able to enforce possible existing interest claims.

     The Ad Hoc notice explained that the law suit is based on expert opinions obtained from the renowned accounting partnership (Wirtschaftsprüfersozietät) LKC Kemper Czarske v. Gronau Berz — functioning as independent investigator — as well as from Prof. Dr. Armbrüster on usurious credit and additionally on an expert opinion from a renowned insolvency office — that the Second Secured Loan has an equity character.

     Should the law suit be successful in all points then no interest would have to be paid over the entire term of the second secured loan and interest already paid would be refundable to the Company.

     On December 21, 2004 PrimaCom Management GmbH filed a further affirmative action claim at the District Court Frankfurt am Main against the Second Secured Lenders. In the affirmative action claim the court was asked to declare on whether the pledges of shares in certain of the Company’s subsidiaries as collateral for the Second Secured Loan are invalid and/or currently not enforceable.

     Both court cases are currently pending.

     As a consequence of the above developments and in particular due to the claimed equity character of the Second Secured Loan, it is not permissible under German insolvency law to continue to make interest payments as long as, and until a solution to the Company’s financial crisis is found. Therefore the Company did not make the scheduled interest payment for on the Second Secured Loan which was due on December 31, 2004 and was served with a notice of default on January 6, 2005. This also triggered a cross default of our Senior Credit Facility. During the 60 day standstill period governed by the inter-creditor agreement, the Company received waivers from the Senior

Lenders for the cross default under the Senior Credit Facility and since then on a monthly basis, in order for the Company to be able to make use of the Senior Credit Facility on a monthly revolving basis. In addition a claim was filed by the Second Secured Lenders in London for a declaration that the provisions of the SSFA which oblige PrimaCom to pay interest to the Second Secured Lenders are valid and enforceable. However this case has been stayed pending the outcome of the German proceedings referred to above.

     On March 8, 2005 following expiration of the standstill period the Second Secured Lenders served PrimaCom AG with a notice of default and demand in which they have declared all of the Second Secured Loan immediately due and payable together with accrued interest and all other sums due under the Second Secured Credit Facility Agreement. In a separate letter PrimaCom Management GmbH, who are guarantors of the Second Secured Loan, was notified of the above event of default. Under the terms of the inter-creditor agreement the Second Secured Lenders will be entitled, on July 6, 2005, to accelerate and enforce their claims on PrimaCom Management GmbH on expiry of 180 days following the original default notice.

     Since March 8, 2005 for PrimaCom AG and from July 7, 2005 for PrimaCom Management GmbH the Second Secured Lenders are / will be entitled to petition or apply or vote in favour of any resolution for the winding up, dissolution, administration of or voluntary arrangement or insolvency proceedings in relation to PrimaCom AG and PrimaCom Management GmbH respectively. We believe that such enforcement action will be difficult given the pending court cases in Germany mentioned above and in any case that an assessment of the risks must be considered in light of any remedies or actions available to the Senior Lenders (whose claims to recoveries rank before those of the Second Secured Lenders).

     In 2005, in addition to interest payments on the Senior Loan, PrimaCom Management GmbH will be required, due to the Senior Credit Facility amortization schedule, to make repayments of principal of approximately €57.0 mil. during 2005. We do not anticipate that operating cash flows of the Company will be sufficient to meet this schedule and therefore the Company will have a liquidity problem in the second half of 2005. In order to address the liquidity issue and provide a secure basis for the Company going forward, the Management board commissioned a Frankfurt investment Company to sell the Company’s 100% subsidiary Multikabel. The proceeds of the sale will be used to repay the Senior Loan.

     Under the terms of our loan agreements, the sale of Multikabel requires the permission of both the Senior and Second Secured lenders. We have requested this permission from both lenders and have received the consent of the Senior Lenders. Despite our request for permission the Second Secured Lenders have obtained injunctions in England forbidding us to sell Multikabel without their consent. So far no consent has been forthcoming.

     In order to find a consensual solution the Management board made an offer to the Second Secured Lenders to buy out the Second Secured Loan. The offer was rejected.

     In summary the future of the Company will depend largely on the successful completion of the Multikabel sale process and repayment of the Senior Loan as a first step and as a second step either reaching agreement with the Second Secured Lenders on a consensual solution to discharge the Second Secured Loan or on the successful completion of the court cases filed in Germany by the Company.

     Our substantial debt creates financial risk, including the risk of insolvency

     We are highly leveraged and the ratio of our indebtedness to our equity has increased as we have incurred additional indebtedness and, as a result of our continued net losses, we have incurred a shareholders’ deficit. In addition to provisions pursuant to which the filing of insolvency proceedings can occur when a debtor cannot pay its obligations as they become due, which are common to most jurisdictions, German law requires a company to commence insolvency proceedings if it becomes over-indebted. We would be treated as being over-indebted if we have negative equity based on accounting principles generally accepted in Germany (German GAAP), due to our total liabilities exceeding our total assets. Over-indebtedness is evaluated on an individual entity basis for the PrimaCom group. These evaluations are performed first on the basis of the respective German GAAP balance sheets of the relevant companies and if the relevant test is not passed, in a second step on the basis of a German GAAP adjusted balance sheet. This adjusted balance sheet would substitute going-concern values for the book values reflected in the German GAAP balance sheet included in our financial statements. The difference between these two balance sheets relates to hidden reserves that have to be taken into account and various assets that have to be valued differently. If we or any of our subsidiaries were over-indebted on this second basis, the affected entity would be required to file insolvency proceedings without undue delay, but in no event later than three weeks after the determination is made. The test for over-indebtedness is performed with reference to our year-end balance sheet, unless there are reasons, including increased operating costs, which trigger a requirement to perform the analysis during a fiscal year. We cannot assure you that we, or any of our subsidiaries, will not at any time in the future become over-indebted and required to file insolvency proceedings as a result of our over-indebtedness or for other reasons. If we or PrimaCom Management GmbH, or one of our other subsidiaries which is an obligor under our credit facilities were to file insolvency proceedings, the filing would constitute an event of default under our credit facilities and could lead to the acceleration of the date of the required payment of those facilities, which would have a material adverse effect on our financial position and our ability to continue our business operations.

     Our substantial leverage limits our ability to obtain additional financing and makes us more vulnerable to an economic downturn

     In the second quarter 2003, our shareholders’ equity on a consolidated basis became negative. Prior to that our debt to equity ratio had increased constantly. As of December 2001, we had a debt to equity ratio of 5.0:1 whereas this ratio increased as per December 2002 to 27.5:1. In addition to the insolvency risk described above, our degree of leverage also has other important consequences. For example, the current degree of leverage limits our ability to obtain additional financing for working capital, capital expenditures, product development or other general corporate purposes, and acquisitions. It also makes us more vulnerable to a downturn in business or the economy generally. The dramatic and continued reduction in the market values of the securities of companies in the telecommunications and media sectors has, in all but a few instances, limited access of participants in these sectors from accessing the capital markets and significantly reduced both the number of financial institutions willing to provide credit facilities to participants in those sectors and the amount of credit the remaining institutions are willing to extend. These developments have directly affected us and substantially increased the risks associated with our substantial leverage.

     We may not be able to generate sufficient cash from operations to fund our operating expenses, debt service obligations and capital expenditures

     As of December 31, 2004, we had approximately €989,972,000 in bank and other debt outstanding and approximately €198,424,000 of shareholders’ deficit as compared to €946,381,000 in bank and other debt and €84,930,000 of shareholders’ deficit as of December 31, 2003. Significantly all of our cash flow from operations is dedicated to servicing this debt. This limits the amount of cash flow that may be used for selective planned capital expenditures and possible acquisitions. If our cash flow from operations is less than what we budgeted in our business plan, we may be forced to:

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

     In addition, we may not have sufficient cash from our operations to make future payments to meet the scheduled amortization on our senior facility that are required. The facility reduction schedule reduced the available commitment at quarterly intervals starting on March 31, 2003. If this and other future principal payments cannot be refinanced, extended or paid with proceeds of other transactions such as new raising of equity or debt capital, we could be declared in default of our loan obligations, in which case our debts under these instruments could become immediately payable.

     Currently, we own 100% of PrimaCom Management GmbH which, in turn, owns, directly or indirectly, all our other operating subsidiaries and partnerships. However, our convertible second secured term loan facility gives the lenders the right to convert the outstanding debt under this facility into up to 65% of the shares of PrimaCom Management GmbH, on December 31, 2004 and thereafter. These lenders have advised us that they do not intend to exercise their option. We cannot assure you that we will be able to refinance this facility on terms that are acceptable to us, or at all. For a description of our debt instruments see “Item 5. Operating and Financial Review and Prospectus—Liquidity and Capital Resources.”

     We expect to incur net losses in the near term, and the value of our business and our securities will likely decline if we are unable to generate net profits in the future

     We incurred net losses of approximately €113,530,000 in the year ended December 31, 2004 and €118,099,000 in the year ended December 31, 2003. Unless we can significantly reduce our indebtedness, we expect to continue to incur net losses. As part of our strategy to attempt to generate net profits, we intend to continue to upgrade our networks on a very selective basis and develop new products including broadband services, which will give rise to additional capital expenditure and increase our already substantial interest expense. This planned selective upgrading and our product development efforts will allow us to provide value-added services, which we believe will permit us to selectively increase our revenues per subscriber in the future. At the same time, we will seek to reduce operating expenses, including by installing our own head-ends to receive programming directly from satellites instead of through the network of Kabel Deutschland, especially in those instances where our delivery fees from Kabel Deutschland have increased. A more detailed description of our signal delivery agreements with Kabel Deutschland is provided in “Item 5. Operating and Financial Review and Prospects” and “Item 4. Information on the Company—Business—Strategy”. We cannot assure you that this strategy will be successful or that we will be able to generate net profits in the future. Our inability to generate net profits in the future may have a significant negative impact on the value of our business and the securities you own.

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

     Our subsidiary in the Netherlands, Multikabel, has been granted franchise areas under the former telecommunications regulations. However, the current regulations do not provide for exclusive franchise areas, and multiple parties may be authorized to build cable networks in the same area. Although this has not happened, we cannot assure you that multiple authorizations will not be granted in the future, pursuant to which competitive services may be offered in the areas in which we operate our network.

     Municipal initiatives – often supported by housing associations — to build fiber networks in the larger cities in the Netherlands have led to disagreements between local and national government and may be conflicting with EU regulations.

     As an alternative to newly granted authorizations to build cable networks, third parties may be granted access to our networks, thus giving them unbundled access to offer competitive services. This can result in migration of subscribers from our services to another, but on a national scale this may also lead to increased service opportunities for Multikabel on cable systems owned by third parties.

     Our debt is at variable rates of interest or at rates of cash interest which increase over time, so that rising interest rates could adversely affect our cash flow

     Our borrowings under our senior credit facility is at variable rates of interest. We currently have approximately €491,111,000 in indebtedness with floating interest rates. Increases in interest rates would increase our interest expenses under these loans and the costs of refinancing existing indebtedness and of issuing new debt. Accordingly, higher interest rates would adversely affect cash flow and our ability to service our debt. Additionally, the cash coupon of interest under our convertible second secured term loan facility increases over time, which will also adversely affect cash flow and our ability to service our debt.

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

     Also in the Netherlands, competition on programming content in the television domain is increasing. Multikabel currently offers one of the largest analog/digital packages in the Netherlands, but we can not preclude that new initiatives (DVB-T, DSL-TV) will try to offer exclusive content that is not available for us. Recently

Multikabel agreed with Canal+ to offer their premium channels over our digital platform. In the course of 2005, this wholesale model will replace the current forced access situation. Unfortunately, Canal+ has not been able to secure the distribution rights for Premier League Dutch soccer after August 2005.

     For the provision of our digital television product, Multikabel is currently dependent on Mediakabel. Mediakabel is a consortium of cable companies in which we have a minority interest. During 2005, Multikabel expects to finalize the building of its own digital headend, and will therefore be no longer dependent on Mediakabel for the provisioning of the digital program streams. The Mediakabel operating agreement expires in December 2005.

     The significant increases in the number of our broadband Internet subscribers, which we experienced over the past years, have not incurred technical difficulties. But future technical problems — due to either further increases of the number of subscribers or expansion of the speeds offered — could result in a loss of subscription fees for broadband Internet access and have a material adverse effect on the financial results of our Dutch operations.

     Lastly, in the Netherlands, we depend on Priority Telecom B.V (“Priority”), a subsidiary of United Pan Europe Communications (UPC), for the provision of our telephony offerings. In the event Priority and its interconnection partners, for example KPN, fail to deliver services to us, the quality of service expected by our subscribers could be materially impacted. This would result in subscriber dissatisfaction and the loss of subscribers and revenue from the sale of this product, which might force us to find an alternative source to support these offerings in the Netherlands. We cannot assure you that, if required, any of such alternative sources could be identified on time or at all and on terms acceptable to us.

     Our business plan assumes increasing demand for bandwidth-intensive applications, and if the demand for these services does not increase as expected it would negatively impact our financial performance

     Our business plan assumes that the use of Internet, data services, cable or Internet-based telephony services and other bandwidth-intensive applications will further increase in Germany and in the Netherlands in the next few years. We also believe that there will be increasing demand for our telephony services. Based on this assumption, we have invested heavily in the past, but due to the financing constraints, which we are subject to, we intend in the future to invest only selectively in Germany in upgrading our networks to enable them to support broadband services. However, if the use of bandwidth-intensive applications in those countries does not increase as anticipated, or develops more slowly than anticipated, the demand for many of our services might be lower than anticipated, which would have a negative impact on our pricing flexibility, results of operations and financial condition.

     In addition, based on our experiences in the market for telephony services, we believe that the market for cable telephony services and Internet protocol-based telephony services, also known as voice-over IP, may be particularly difficult because of the high degree of competition, pricing pressures and the existence of incumbent telephony operators. Also, we expect to face competition from wireless telephone carriers and new entrants to the European telephone market.

     If we are unable to respond to competitive pressures on a timely basis, implement new technologies or penetrate new markets in response to changing subscriber requirements, or if new or enhanced services offered by us do not receive an acceptable level of market acceptance, we may not be able to compete effectively.

     We face increasing competition from satellite or digital terrestrial television and other alternative methods of television signal delivery, which may limit our growth and cause us to lose subscribers

     As a result of competition for subscribers from other signal delivery methods, we may be unable to increase our subscriber base or we may lose subscribers. We also face increasing competition from other methods of television signal delivery to the home, including:

•	digital terrestrial;

•	analog and digital satellite-delivered direct-to-home systems; and

•	satellite master antenna television systems, particularly in areas of low cable penetration.

     Various companies in Germany and the Netherlands offer satellite digital direct-to-home television operations. These companies may be able to use their substantial financial resources and exclusive entertainment and sports programming contracts to further penetrate the market and compete with us for subscribers. In the Netherlands, licenses have been awarded for digital terrestrial television, which competes with our television offering; the Dutch Digitenne consortium offers digital terrestrial services since the third quarter of 2003, but we have not experienced any significant churn in our analog/digital package so far. We believe that we will face additional competition from digital terrestrial television, which was commercially launched in Berlin area in Germany in January 2003 and in Mainz area in Germany in December 2004.

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

     Our program suppliers may offer programming to our competitors exclusively or on more favorable terms, and may require minimum payments for some programming events, all of which could negatively impact our business

     Program suppliers may offer programming exclusively or on more favorable terms (both as to price and availability) to our competitors. We will continue to face this competitive risk even if we succeed in increasing the number of subscribers served by our own head-ends to reduce signal delivery fees payable to Kabel Deutschland, the formerly wholly owned subsidiary of Deutsche Telekom that was sold to a group of investors lead by Goldman Sachs, Apax and Providence in 2003. This risk may intensify as satellite broadcasters continue to become more established in Germany.

     The operating margins and cash flows of our German operations may decline as a result of increases in signal delivery expenses or customer dissatisfaction.

     At December 31, 2004, approximately 50% of our subscribers in Germany were served by networks that received programming under signal delivery contracts we have with regional subsidiaries of Kabel Deutschland (and successor private operators) as compared to 51% at December 31, 2003. The increase of signal fees might possibly continue in the future. Any fee increases under programming signal delivery contracts which cannot be captured by increased rates for our subscribers may have an adverse effect on our operating margins and may lead to a loss in subscribers who abandon cable television and instead rely on direct television reception or other reception technologies.

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

     We may have to pay copyright royalties for retransmitting programming to our subscribers in Germany, which would reduce our German operating margins and cash flows to the extent that they exceed the amounts we have accrued for these royalties

     Like all the other German cable network operators, we have to pay copyright royalties for retransmission of programming we received from sources other than Kabel Deutschland and successor private operators. However, GEMA, one of the German copyright collection agencies, has started collecting royalties from cable network retroactively from July 1, 1997. Although our strategy of building our own head-ends will reduce retransmission of the amount of programming we receive from Kabel Deutschland and successor private operators, it will not reduce our royalty payments if we are required to pay copyright royalties on the transmission of programming we receive through our own head-ends. We also have to pay royalties in connection with our digital programming and other products we offer to subscribers over our broadband network. If these royalties exceed the amounts we have accrued or will accrue for this purpose, our net income and cash flows will decrease. If royalties were collected retroactively in amounts in excess of the accruals we have been making since January 1, 2000, our net losses for the periods for which this retroactive payment has to be made would increase.

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

     If we are deemed to be “market-dominating” by the competition and/or regulatory authorities in Germany or the Netherlands, we will be subject to heightened regulation that could restrict the fees we charge subscribers and restrict our operating flexibility

     Under German and Dutch telecommunications and competition law, we are likely to be considered “market-dominating” in those regions in which we are the only cable or broadband operator or, potentially, in which we provide a high percentage of the available cable or broadband products and services. If this occurs, the regulatory authority in those countries may have the right to review our subscriber and/or carriage fees and object to any proposed increases. The authorities could also review and object to other terms of our subscriber or business agreements. If approvals for fee increases or for the introduction of fee packages for new services are delayed or refused, our operating margins, cash flow and competitive position could suffer. In addition, if we are found to be market-dominating, the regulatory authority could require that we provide third parties access to our networks on a large scale or change other aspects of our operations. This may also negatively impact our business and financial results.

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

     We may become subject to Internet regulation in Germany and the Netherlands, which could increase our costs or limit the services we provide to subscribers

     The provision of Internet services has, to date, not been materially restricted by regulation in Germany and the Netherlands. However, both in Germany and in the Netherlands, a number of Internet services are subject to regulation with respect to licensing and notification requirements and content. If this does occur, it could result in increased costs and operational complexity.

     In addition, the legal and regulatory framework applicable to the Internet is uncertain and may change. In particular, new laws and regulations may be enacted and existing laws and regulations may be applied to the Internet and e-commerce. New and existing laws may cover issues like:

•	value-added sales or other taxes;

•	user privacy;

•	pricing controls;

•	characteristics and quality of products and services;

•	consumer protection;

•	cross-border commerce;

•	libel and defamation;

•	electronic signatures;

•	transmission security;

•	copyright, trademark and patent infringement;

•	spam, phishing and other cyber crime offences;

•	traffic data retention (archiving log files) and content filtering;

•	notice and take down systems;

•	lawful interception.

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

     Risks relating to Liberty’s ownership in us

     The interests of Liberty, our largest shareholder, may differ significantly from your interests and the interests of our other shareholders

     As of December 31, 2004, Liberty Media International (“Liberty”) owned directly and indirectly through subsidiaries approximately 26.7% of our shares. As long as Liberty continues to have a significant portion of our shares, and depending on the number of shares represented by other shareholders at our shareholders’ meetings, Liberty and its affiliates UnitedGlobalCom, Inc. (“UGC”) and UPC could exercise substantial influence over decisions taken at our shareholders’ meetings. Other future shareholder decisions may relate to:

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

     A description of our principal capital expenditures during the year 2004 and information concerning the principal capital expenditures currently in progress and the method of financing is included in “Item 5. B. Liquidity and Capital Resources”.

B.	Business Overview

     Who we are

     Since KabelMedia’s inception in 1992, we have primarily owned, operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of Multikabel, we expanded our operations from Germany to the Netherlands. As of December 31, 2004 we owned and operated cable television and broadband networks passing 1,970,326 homes and available to approximately 1,427,418 revenue-generating customers as follows:

	Germany	The Netherlands
Cable networks (up to 450 MHz)
Cable television homes passed	1,346,725	—
Analog television subscribers	834,577	—

Broadband network (862 MHz)
Homes passed by fiber	281,793	341,808
Ready for service homes	167,183	325,853
Analog television subscribers	122,333	314,396
Digital television subscribers	5,237	6,329
Internet subscribers	10,352	114,476
Telephony subscribers	—	18,862
Data communications subscribers(1)	—	856

Total revenue generating subscribers	972,499	454,919

(1)	Includes 406 schools served by our Kennisnet product.

     We believe that we are the fifth largest private cable network operator in Germany in terms of the number of direct subscribers and the first and one of the largest private operators of broadband networks in Germany.

     In Germany, we are currently offering our broadband subscribers digital television, pay-per-view and high-speed Internet services to complement our basic cable television offering. We currently offer our Dutch subscribers digital television, high-speed Internet access and telephony services, in addition to our analog cable television offering. We also offer business subscribers in The Netherlands leased line data communications services and have designated communications services in place for schools (bundles of television and internet services).

     There are two analog cable television services: a basic package (including 15 analog television channels and 39 radio channels) and a standard package (including 42 television channels simultaneously broadcasted in analog and digital, as well as 39 analog radio channels).

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

•	Expand and promote our broadband service offering. We intend to generate increased revenue by aggressively marketing our broadband Internet access products and our digital television products in both Germany and in the Netherlands. We will seek to identify opportunities to enhance and re-price our broadband products in order to reach a larger customer base. We will examine the possibility of bundling video, data and voice products into one offering as a means of increasing sales. We are aggressively pursuing opportunities to supply our digital services to other cable operators.

•	Launch new services over existing cable infrastructure. In September 2002, our Dutch operations finalized its technical pilot and started rolling out a hybrid IP/PSTN (“Internet Protocol/Public Switched Telephone Network”) based telephony product. Starting in 2003, this service was rolled out city-by-city, primarily bundled with our broadband Internet access product.

•	Strengthen customer orientation. We believe that customer orientation is important to our business in two ways: maintaining or developing direct customer service, billing and marketing relationships with the subscribers of our cable and broadband services will enhance our ability to sell additional products and services and generate incremental revenue. On the other hand, a good and trustful relationship with the housing associations is important to establish basic services and to implement new models for the distribution of new products, such as Internet or video-on-demand. We will continue to use a regional operating structure designed to generate a subscriber-focused business orientation. Each of our operating regions is managed by a regional manager who is responsible for both subscriber and technical services and local ongoing relationships with housing associations. We believe that this regional operating structure enables us to be more responsive to subscriber needs and to maintain strong relationships with the housing associations and our subscribers. This structure is complemented by a corporate sales office which addresses the needs of our national accounts and which frequently benchmarks sales results in all regions.

•	Increase revenues by increasing programming available to our subscribers over our cable networks. We plan to generate additional carriage fee revenues by entering into agreements with certain programming providers who will pay us carriage fees for making their programming available to our subscribers.

•	Improve efficiency and margins by streamlining operations. We believe clustering strategy has produced and will continue to produce efficiencies and synergies between our existing networks and acquired cable networks. In accordance with our past practice, upon completion of future acquisitions or asset swaps we will generally implement extensive operational and organizational changes designed to enhance operating cash flow and operating margins.

•	Increase network ownership and reduce signal delivery fees. In Germany, we continue to rely on Kabel Deutschland and successor private operators to deliver programming signal to our cable networks serving approximately 50% of our subscribers. We intend to continue to reduce our dependence on Kabel Deutschland and successor private operators by continuing to construct our own head-ends and infrastructure where appropriate. We believe that selectively installing our own head-ends and related infrastructure will reduce our signal delivery fees and have a positive effect on our operating results and quality of service.

•	Focus on attracting new subscribers. We have selectively passed new homes and interconnected our various systems in and around cities in Germany. The passing of these new homes may provide us with opportunities to market our products and services and then to connect new subscribers to our broadband network. We also believe that this build-out and marketing strategy complements our consolidation activities because smaller cable operators may not have the technical or financial resources to compete in the broadband market and, as a result, may be more inclined to cooperate with us.

•	Extend the customer basis for new services. While we intend to very selectively upgrade a portion of our German networks over the next five years, we plan to bring our services to non-upgraded homes. This may involve the implementation of a cable-independent back channel (such as a telephone line), but in return will allow us to capitalize on our experience regarding new services in areas where the networks are fragmented.

     Our subscribers

     We have subscribers in four primary operating regions in Germany and in one operating region in the Netherlands. At December 31, 2004, we served our subscribers in Germany from networks operated at level 2, level 3, level 4 (non B-1), and level 4 (B-1) as well as from broadband networks. We served our subscribers in the Netherlands almost exclusively from broadband networks. A description of the levels referred to in the table below is set forth in the section captioned “—Our Networks—Germany”.

				Sachsen/
				Sachsen-
		Osnabrück/	Wiesbaden	Anhalt/
	Berlin	Aachen	Mainz	Thüringen	Multikabel	Total
Cable networks (up to 450 MHz)

Cable Television homes passed.	238,446	270,848	336,784	500,647	—	1,346,725
Analog subscribers
Level 2 subscribers	66,231	20,158	62,072	222,032	—	370,493
Level 3 subscribers	42,772	19,776	12,249	108,695	—	183,492
Level 4 subscribers (non B-1)	74,194	2,795	10,585	8,624	—	96,198
Level 4 subscribers (B-1)	—	104,036	80,358	—	—	184,394

Broadband networks (862 MHz)

Homes passed by fiber	1,979	3,755	3,494	272,565	341,808	623,601
Ready for service homes	—	—	3,494	163,689	325,853	493,036
Analog television subscribers	1,900	3,755	989	115,689	314,396	436,729
Digital television subscribers	—	—	90	5,147	6,329	11,566
Internet subscribers	—	—	137	10,215	114,476	124,828
Data communication subscribers	—	—	—	—	856	856
Telephony subscribers	—	—	—	—	18,862	18,862

Total revenue generating subscribers	185,097	150,520	166,480	470,402	454,919	1,427,418

     Germany. We serve our subscribers primarily under long-term public concession agreements with local governmental authorities and under private concession agreements with housing associations that administer large housing blocks. Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. We have direct billing and servicing relationships with approximately 77%, of our subscribers. We have indirect billing and servicing relationships with approximately 23%, of our subscribers, whereby governmental authorities and housing associations receive broadcasting signal from us and are responsible for billing and collecting subscription fees. Most of our indirect billing relationships are with recently acquired subscribers and we intend to establish direct relationships with these subscribers in the future.

     The Netherlands. Our Dutch subscribers reside in approximately 40 municipalities across the province of Noord-Holland, which is located in the northwest region of the Netherlands and north of Amsterdam. We provide our services under operating agreements with local municipalities, but generally without any regulation or influence on content and tariffs. In accordance with Dutch regulation, these contracts may not designate us as the exclusive provider of cable services in these regions. We believe, however, that we are the sole cable operator in each of the local neighborhoods in which we conduct business. We maintain direct servicing relationships with all of our cable subscribers in the Netherlands. The billing of our analog cable services is handled directly by us, as well as the billing of our digital and Internet services. We also manage the billing internally for our business product offerings like data communications (leased lines). The dial switching for our telephony services is outsourced, but the invoicing and collection is handled by us. The default paying method for all our residential services is direct debit; subscribers that have allowed us to collect through direct debit do not receive a bill. Telephony subscribers are referred to a secured web-site where they can acquire personalized and detailed calling information like phone numbers called, voice minutes used and conveyance tariffs.

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

     Level 4 networks. A network where the cable operator’s role is limited to extending the cable network from the end of Kabel Deutschland’s principal transmission line (or that of another private cable operator who has purchased a Deutsche Telekom operating company) at the front door of the home to the subscriber is known as a level 4 network. In a level 4 network, the operator’s role is limited to concluding and renewing subscription agreements, installing the wiring in the home, billing, collecting and servicing subscribers. Level 4 networks are the result of the exercise by Deutsche Telekom of its historical right of first refusal with respect to a coverage area. In these coverage areas, Kabel Deutschland and successor private operators continue to own and operate the head-end and the principal transmission lines. Cable network operators are required to pay Kabel Deutschland a signal delivery fee pursuant to agreements known as signal delivery contracts.

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

     Substantially all of our cable television networks are capable of distributing more than 40 channels and are constructed using star architecture. Our cable television networks in Germany have the following technical characteristics:

•	television signal is received by a Kabel Deutschland connection point or the connection point of a private cable operator (level 3 and 4 networks) or by terrestrial antennae or satellite receivers at one of our head-ends (level 2 networks);

•	received signal is delivered to the home through coaxial cable using bandwidths of up to 450 MHz; and

•	transmitting of signal is one-way for our analog cable subscribers.

     Broadband networks. We believe we were the first operator in Germany to begin upgrading its cable television networks to broadband networks and we are one of the largest cable operators of broadband networks in Germany. We pass approximately 1,630,000 homes and have upgraded approximately 167,000 homes in the city of Mainz and the Sachsen/Sachsen-Anhalt/Thüringen region. We intend to continue to upgrade selected portions of our German networks over the next five years and to focus our upgrading activity on regions with higher subscriber density.

     Our above mentioned upgraded interactive broadband networks are 862 MHz two-way, high-speed networks capable of delivering analog and digital cable television, telecommunications and high-speed Internet and data services, including interactive services. The following diagram summarizes the technical characteristics of our broadband network.

Interactive 862 MHz Broadband Network with 65 MHz Return Path

Superior television head-end, digital playout facilities and Internet server platform.	Fiber backbone to within approximately 500 meters from the home	Two-way capable coaxial cable to wall outlet	Modem set-top box

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

     Fiber nodes are located at various points within this fiber optic matrix. Each fiber node contains an optical receiver and transmitter where the optical signal received from the head-end is converted to an electrical signal which is transmitted over coaxial cable to the home and where electrical signal received by coaxial cable from the home is converted to an optic signal and sent to the head-end. Coaxial cables run from the nodes to the wall outlets of homes. Each fiber node serves between 500 and 1,000 subscribers. Our digital set-top boxes enable subscribers to receive digital television and high-speed Internet services. Subscribers who do not have a digital set-top box but purchase high-speed Internet services will use a stand-alone cable modem. The network provides a 65 MHz return path.

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

     We believe that the clustering strategy which we have been pursuing will also be beneficial in the context of our network upgrade as it will enable us to achieve economies of scale. By focusing our upgrade on our most densely populated clusters of network subscribers, we expect to minimize upgrade costs per home. For example, we expect that the digital playout facilities and Internet servers in Leipzig will serve the other regions we are planning to upgrade, thereby reducing capital expenditure requirements in those regions. We further believe our upgrade plans in Germany will reduce our dependence on Kabel Deutschland or successor private network operators who have purchased cable assets from Deutsche Telekom, for signal delivery. We believe that reducing our signal delivery fees will have a positive effect on our operating results and that greater control of our network will have a positive effect on our programming flexibility, our quality of service, and our penetration among broadband subscribers

     The Netherlands

     The vast majority of our network in the Netherlands is a fully upgraded, two-way broadband network with a 60 Megahertz (MHz) return path capable of delivering a full range of broadband services including digital television, high-speed Internet access and telephony services. Approximately 7,900 connections of the 340,000 homes — with 7,250 subscribers — are not connected with the upgraded network. These subscribers are located in two small cities in the south eastern part of our service area that are not contiguous to the rest of our network; they receive program signals from a third-party head-end

     Our networks in the Netherlands serve communities in the province of Noord-Holland in the northwestern part of the country, including the business areas surrounding Schiphol airport but not the main cities in this region, i.e. Amsterdam, Zaanstad, Hilversum, Alkmaar and Haarlem. Networks in the Netherlands are typically owned in their entirety by network operators, thus we own substantially all of our distribution system from the head-end to the subscriber’s home connection point, except for approximately 200 kilometers of fiber optic cabling which we lease.

     Our network in the Netherlands has the following characteristics:

•	A regional head-end located in Alkmaar receives television and radio signal, converts this signal to optical signal and transmits it to the fiber optic backbone. The ISP platform and other central systems are also located in this head-end. A digital head-end is currently under construction and will gradually replace the digital signal feeds we are receiving from Mediakabel until December 2005.

•	A fiber optic backbone, which passes the network region with 1,500 km of own fiber optic cabling (and 200 km leased fiber) and transmits optical signal to 32 fiber hubs and 620 fiber nodes.

•	Fiber nodes convert optical signal to electrical signal of up to 862 MHz and distribute this signal via coaxial cable to subscriber homes. Some of the hubs receive additional local radio and television channels, supplementing signal received from the head-end.

•	Amplifiers maintain the signal on its way from a node to a multitap, from which it goes to individual homes. In most cases two amplifiers are sufficient, but in some cases as many as six may be needed.

•	Almost 75% of the multitaps are equipped with Citycom modems, which make it possible to remotely switch on and off the signal to individual subscribers.

•	Modems or media terminal adaptors and set-top boxes are located on the premises of customers who receive high-speed Internet access, telephony or digital programming.

•	Telecommunications services are provided to business customers using our Synchronous Digital Hierarchy (SDH) technology and Ethernet-protocol network.

     Netcool is implemented as the central fault management platform. Netcool collects fault information from various element managers and network nodes. Multikabel also uses applications like Rosa, mostly for analog, ITM-SC (SDH management system created by Lucent), MKMS (DOCSIS/Packet Cable management system developed by Multikabel) and Alarmpoint. Alopa is used as an OSS application. The headend, hubs and fiber nodes with more than 150 connections on each node have an uninterruptible power supply (UPS) In order to prevent outsiders hacking into the Multikabel network, new routers resistant to hacking and a new routering design have been implemented in 2004.

     Programming and product offerings

     Germany

     Basic cable television. We offer two primary packages of basic cable television programming services: a ground package and a standard package. The ground package consists generally of network and public terrestrial television signal available over the air in the concession area, and typically includes between three and eight channels, depending on the service area. The standard package consists primarily of satellite-delivered programming, and includes an average of 32 television channels and 29 radio channels and a digital offer of ARD/ZDF/Premiere, depending on the service area. Additionally, in some markets, we offer either one or two additional packages of basic cable television programming service. 93.4% of our subscribers subscribe to at least the standard package of service.

     The following sets forth the programming of nationwide channels typically offered in our standard analog package. Not all programs are available in certain service areas.

Channel	Description	Channel	Description

3Sat	ARD/ZDF, ORF and SRG news and sports	ORB	Regional news, sports and entertainment

ARD	General interest	Phoenix	Documentary and political events

ARD/ZDF digital	General interest and entertainment	Premiere Digital	Pay TV

ARTE	Cultural arts	Pro Sieben	News and entertainment

Bayern 3	Regional news, sports and entertainment	QVC German	Teleshopping

BR-Alpha	Cultural and educational programming	Regional B1	Regional news

DSF	German sports	RTL	24-hour entertainment

TV Travel Shop	Travelchannel	RTL 2	Entertainment for young people

Eurosport	European sports	SAT 1	24-hour entertainment

Home Shopping Europe	Teleshopping	Super RTL	Entertainment

HR TV	Regional news, sports and entertainment	SWR	Regional news, sports and entertainment

Kabel 1	Entertainment and movies	Tele 5	Entertainment

Kika	Programming for children	Viva	24-hour music television

MDR 3	Regional news, sports and entertainment	Viva 2	24-hour music television

MTV	Music videos	Vox	News and entertainment

MTV2	Music videos	WDR	Regional news, sports and entertainment

n-tv	News and information	ZDF	General interest

Nord 3	Regional news, sport and entertainment

News and information	News and information

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

     Current broadband product offering — Digital television. We believe that we were the first German cable operator to offer digital services to our subscribers. We launched our digital television services in the city of Leipzig between October and November 2000. As of December 31, 2004, our digital offering was available to approximately 167,000 homes which serve approximately 122,000 analog television subscribers, and approximately 5,237 digital set-top boxes had been installed in subscriber homes and were paying customers. We intend to continually expand and improve the range of channels included in our digital television offering.

     Our primatv digital product offers channels in digital format and 19 different packages with additional digital channels as follows:

primatv Basis	ARD Digital	ZDF vision	Additional Channels
	Das Erste	ZDF	Astro TV
	Bayerisches FS	ZDFdokukanal	Bahn TV
	BR-alpha	ZDFinfokanal	Bibel TV
	EinsExtra	ZDFtheaterkanal	CNN
	EinsFestival	EuroNews	Home Shopping-
	EinsMuXx	Eurosport	Europe
	Hessen Fernsehen		K 1010
	MDR Fernsehen	3sat	Leipzig Fernsehen
	NDR Fernsehen	arte	MTV
	RBB Berlin	Kinderkanal	MTV2 POP
	RBB Brandenburg	Phoenix	n-tv
	SR Fernsehen		QVC
	Südwest BW		Raze TV
	Südwest RP		SpiKa
	WDR Fernsehen		Tele 5
TW1
TV5
Viva
Viva plus

primatv Maxi*:	Unterhaltung	Silverline, SciFi, 13TH STREET, erotik first, Kinowelt TV, Motors TV, Star Blitz
	Trend	Club, Extreme Sports Channel, Fashion TV, Trace, ESPN Classic Sport, Vitalissimo
	Kultur	BBC World, Sailing Channel, Wein TV, PLANET, Einstein.tv, Xtra-Music 47 digitale Radiosender
	Erotik	the adult channel

Additional offers	MTV-Package	MTV 2, MTV base, MTVhits!, VH-1, VH-1 Classic
	GoldStar Extra	GoldStar TV, Heimatkanal (until October 2004)

Movies & More/hotX	Pay-per-view

Foreign languages
primatv International	Turkish Standard
ATV 2, Show TV, TGRT, FoxKids Play,
Turkish Premium
Turkish Standard + SinemaTURK, LiG TV
Turkish Erotic
Rouge TV
Spanish
TVE internacional, 24 horas, Nostalgia, Documentales
Polish
TV Polonia, FoxKids Play
Russian
NTV Mir, Moskau Open World, FoxKids Play
Vietnamese
VTV4
Romanian
ProTV International
Arabic
EDtv, Business Channel, Sports Channel, Dubai Arabic Radio
English
BBC Prime, FoxKids Play
Hindi
ATN, SET Asia

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

     Customers can also subscribe to primatv Maxi (which includes primatv Unterhaltung, primatv Trend, primatv Kultur and primatv Erotik) for a package discount, one packages as offered by MTV and several stand-alone-channels and foreign language programs (Turkish, Spanish, Polish, Russian, Vietnamese, Romanian, Arabic, English, Hindi). As we introduce further and improved programming and as use of our digital package service increases, we expect to target selective rate increases for our digital offering. Customers using a set-top box also have access to our electronic program guide.Current broadband product offering—Pay-per-view. Digital subscribers also have access to up to 15 pay-per-view channels. The movies can be ordered by subscribers using their remote control.

     Current broadband product offering—primaspeed Internet access. We launched high-speed Internet services to both residential and business subscribers in the fourth quarter of 1999. By December 31, 2004, we provided high-speed Internet service to 10,352 subscribers. Under the name primaspeed time-based tariffs were launched, which targets customers who use the telephone line forInternet access , who tend to avoid using volume based tariffs. In November 2004, the entire product range was improved and under the name primaspeed 4000 a new premium tariff was launched, which targets primarily business customers and professional private users. Also in November 2004, the portfolio was expanded in the low consumer end with the introduction of a new time based newcomer tariff with no monthly fee.

•	primaspeed Free. This package offers subscribers high-speed Internet access at up to twice the speed of Integrated Services Digital Network (ISDN) or up to 128 kilobits per second (Kbps) (64 Kbps upstream) with no fixed monthly fee. The billing of this service is based exclusively upon the online used time. In this tariff, subscriber can buy the modem at favorable conditions. With the purchase of the modem, the subscriber additionally receives the first 50 online hours free, which he can use within the first three months. Along with the Internet access, the subscriber gets an own e-mail account. Subscribers can also use broadband services, a game server and other value-added services.

•	primaspeed Start. This package offers subscribers 24-hour high-speed Internet access at a bandwidth of up to 196 Kbps download and up to 128 Kbps upload. At this tariff, the subscriber can decide whether his usage should be billed according to the data volume or based upon the time online. Depending on the billing modus, the subscriber can either use 500 MByte data volume (at billing modus Volume) respectively 15 hours online time (in the billing modus Time). Additional usage of online time respectively data volume is being billed separately. The subscriber can purchase the cable modem for a €49 one-time fee. During marketing campaigns, this price is being reduced to €1. Along with the Internet access, the subscriber gets an own e-mail account and storage for private homepages. The subscriber can extend separate features of the additional offers modularly for a fee. Subscribers may also access our Internet portal for broadband services, such as a game server and additional value-added services. The customer is charged for additional data volume.

•	primaspeed Easy. This package offers subscribers for a monthly fee a high-speed Internet access at a bandwidth of up to 768 Kbps download and up to 256 Kbps upload. At this tariff, the subscriber can decide whether his usage should be billed according to the data volume or based upon the online time. Depending on the billing modus, the subscriber can either use 2000 MByte data volume (at billing modus Volume) respectively 30 hours online time (at billing modus Time). Additional usage of online time respectively data volume is being billed separately. The subscriber can purchase the cable modem for €49 one-time fee. During marketing campaigns this price is being reduced to €1. Along with the

Internet access, the subscriber gets an own e-mail account and storage for private homepages. The subscriber can extend separate features of the additional offers modularly for a fee. Subscribers may also access our Internet portal for broadband services, as well as a game server and additional value-added services.

•	primaspeed Pro. This package offers subscribers for a monthly fee a high-speed Internet access at a bandwidth of up to 2048 Kbps download and up to 256 Kbps upload. At this tariff the subscriber can decide whether his usage should be billed according to the data volume or based upon the online time. Depending on the billing modus, the subscriber can either use 30,000 MByte data volume (at billing modus Volume) respectively 150 hours online time (at billing modus Time). Additional usage of online time respectively data volume is being billed separately. The subscriber can purchase the cable modem for €49 one-time fee. During marketing campaigns this price is being reduced to €1. Along with the Internet access, the subscriber gets an own e-mail account and storage for private homepages. The subscriber can extend separate features of the additional offers modularly for a fee. Subscribers may also access our Internet portal for broadband services, as well as a game server and additional value-added services.

•	primaspeed 4000. This package offers subscribers for a monthly fee a high-speed Internet access at a bandwidth of up to 4096 Kbps download and up to 256 Kbps upload. This tariff is being billed exclusively by data volume. With the monthly fee, 80 GByte are already included. Additional data volume is being billed separately. The subscriber can purchase the cable modem for €49 one-time fee. During marketing campaigns this price is being reduced to €1. Among the Internet access the subscriber gets an own e-mail account and storage for private homepages. The subscriber can extend separate features of the additional offers modularly. Furthermore in this tariff expanded additional offers as fixed IP-addresses and an increase of the upload bandwidth are available. Subscribers may also access our Internet portal for broadband services, as well as a game server and additional value-added services.

•	Unified messaging service. All packages include our Unified Messaging Service. With this service, subscribers have access via the Internet to their e-mail account. Via the Internet subscribers will also be able to send SMS text messages to German mobile phones. Subscribers are also able to store contacts in the online contact-database and use the personal calendar.

     Current broadband product offering—Data communications. We currently offer, and intend to further promote, fixed data communications products to business subscribers. These products take advantage of the fiber-rich, upgraded portions of our network to offer leased lines and wholesale carrier services.

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

     The Netherlands

     Current broadband product offering—Television. Our television offer includes two packages of television programming and has been changed as of January 1, 2005 into an analog basic package and a combined analog/digital standard package. The differences are:

•	Basic package: 15 analog television channels and 39 radio channels

•	Standard package: 42 television channels and 39 radio channels. The television channels are broadcasted both in analog as in digital (simulcast). Subscribers with STB can receive the channels in digital quality. The majority of our television subscribers purchase the standard package (approx. 99.5%).

Both packages carry an installation fee.

     The standard packages include the following channels (with variances in two municipalities).

Channel	Description	Channel	Description
Animal Planet.	Documentary	Nickelodeon/Kin dernet	Children
ARD	General Interest (Germany)	Phoenix/CNE	Chinese channel
Arte	Culture (Germany)	R.O.B. TV/Lokale omroep	Local programming
AT5	Regional	RAI Uno	General Interest (Italy)
BBC 1	General Interest (UK)	Reality TV	Documentary
BBC 2	General Interest (UK)	Regionet/lJmond TV	General Interest (Regional)
BBC World	International news	RTL Television	General Interest
CNBC/Nat. Geographic	News/Documentary	RTL4	General Interest
CNN	International news	RTL5	General Interest
Discovery Channel	Documentary	SBS 6	General Interest
Euronews	International news	Tel Sell	Home shopping
Eurosport	Sports	The Box	Music Videos
France2	General Interest (France)	TMF	Music videos
Kabelkrant Nieuws TV	Local news	TRT	Turkish channel
Ketnet/Canvas	General Interest (Belgium)	TV Noord-Holland	Local programming
Locale omroep/kabelkrant	Local programming	TV5	General Interest (France)
MBC	Arabic channel	TVE	General Interest (Spain)
MTV Europe	Music Videos	Veronica/Fox Kids	General Interest/Children
Multiview	Service Channel	VRT TV1	General Interest (Belgium)
Nederland 1	General Interest	WDR	General Interest (Germany)
Nederland 2	General Interest	Yorin	General Interest
Nederland 3	General Interest	ZDF	General Interest (Germany)
Net 5	General Interest

     Current broadband product offering — Additional Digital Television Packages. As of January 2005 we offer several additional digital programs in a first tier above the 42 analog/digital channels of the standard package. All the analog programs of the standard package are simultaneously broadcasted in digital. Subscribers who bought a SetTopBox (retailers in our area offer products of Samsung, Panasonic, Nokia and Philips) can receive the digital signals and may wish to subscribe to additional programming. The programs offered include:

•	Plus Package

	Adventure 1	MTV Hits
MTV 2
	BBC Prime	MTV Base
Bloomberg
Music Choice (40 digital music channels)
Club
Playboy TV
	Discovery Civilization	Private Blue
	Discovery Science	Pro7
Discovery Travel & Adventure
Sailing Channel
	E! Entertainment	Sat1
	Eurosport (News)	Sky News
Extreme Sports
TBN Europe
Fashion TV
VH1
	Hallmark	VH1 Classic

Motors TV

•	Premium Channels and Extra Channels:

Subscribers with a STB may also purchase one or more of the following Premium (including ethnic) and Extra Channels (they can do so with and without a subscription to the Plus Package). Premium channels have significantly higher monthly tariffs than the Extra Channels. We have following choices available:

Premium Channels	Extra Channels
CineNova 1 + 2 (until May 2005)	Cartoon Network
Canal+ (per April 2005)	Mezzo
TVBS-E	Performance
A-Tivi	TCM
Teve-Sur	Travel Channel
Set Asia	MGM
Zee TV
Private Gold
Adult Channel
Spice Platinum

Since mid 2002, no pay-per-view/near video-on-demand services are offered and we have also stopped providing interactive games. Perhaps in the future, when subscriber demand has increased considerably, we will reconsider this decision.

     Internet products. Since December 31, 2004, 114,476 residential and SOHO subscribers received always-on, high-speed Internet services from us. This compared to 79,493 subscribers on December 31, 2003. We offer the following packages to our residential subscribers:

•	Easy package: Our “always-on” entrance product, with speeds of 256 Kbps downstream and 64 Kbps upstream, one e-mail account and an acceptable use policy (AUP).

•	Family package: This product provides Internet access speeds of 768 Kbps downstream and 128 Kbps upstream, e-mail services and also an AUP regarding download traffic.

•	Power package. This product provides Internet access speeds of 2,560 Kbps downstream and 512 Kbps upstream. Subscribers also have download traffic capacity according to AUP, e-mail services, and home page capability with 15 MB capacity.

•	XL-lerate package. This package provides Internet access speeds of at least 5 Mbps downstream and 1 Mbps upstream. Subscribers will also benefit from a higher download capacity (AUP), e-mail services, a home page capability of 20 MB and the possibility of connecting several personal computers.

•	X-tra package. This package provides Internet access speeds of 10 Mbps downstream and 2 Mbps upstream, making this product more attractive for heavy users and game players. E-mail and download facilities are similar to the XL-lerate package.

     Data communications. We offer the following data communications products to business subscribers:

•	CableLink. This service uses existing coax cable connections for data communications with a choice of 256 Kbps, 512 Kbps or 1,024 Kbps at a fixed monthly price depending on the speed and distance between the locations of subscribers. This service offers the security of a virtual private network.

•	QualityLink. This service provides a dedicated fiber connection for data communications (transparent or Ethernet) at a fixed monthly price depending on the speed and distance between the locations of subscribers. The transparent speeds are 2, 34, 155 or 622 Mbps. Ethernet-speeds range from: 512 Kbps, 1, 2, 4, 6, 8, 10, 50, 100 Mbps to 1 Gbps.

•	Internet Link. This product provides Internet access speeds of 256 Kbps, 512 Kbps, 1, 2, 4, 6, 8, 10, 50 and 100 Mbps (non-overbooked, symmetric upstream and downstream) at a fixed monthly price depending on the speed levels. We distinguish us from competitors by offering a lower price, broader product range and/or faster implementation times.

     School offerings. We offer specially designed communications products to schools in our area, consisting of Internet access with managed router services and television services. Internet speeds downstream/upstream vary from 1,536/360 Kbps to 4,096/1,024 Kbps.

     Telephony — We are offering a hybrid Internet protocol (IP)/public switched telephone network (PSTN) based telephony service (VoIP) to the entire upgraded area. This product completes our triple play and offers subscribers an attractive alternative to KPN. Although both penetration and usage of fixed line telephony might decline in the future, the fixed fees of telephony subscription give us an opportunity to gain additional revenues from subscribers. As of December 31, 2004 we had 18,862 subscribers (2003: 4,106 subscribers). In our service area there are currently several streets without any active KPN connection, which means that all residing households have chosen the complete communications package of Multikabel.

     QuickNet ADSL services — In not upgraded areas and outside our service area, QuickNet — a 100% affiliate — is offering broadband Internet via Asymmetric Digital Subscriber Line (ADSL). The first mile of the local loop is provided by bbned or Tiscali which take over the line from KPN. QuickNet uses the Digital Subscriber Line (DSL) backbone of bbned and Tiscali but has its own server park. QuickNet ADSL is available in all areas in the Netherlands where bbned or Tiscali has use of the local loop. As of December 31, 2004 QuickNet had 9,608 subscribers (2003: approx. 500).

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

     The Netherlands

     Members of our marketing and sales staff (consisting of a Marketing & Corporate Communications unit and an Account & Product Management unit) focus on specific product offerings and work closely together with product development and technical staff to improve the key features of our product offering.

     Our marketing program includes the following primary features:

•	Zo! Magazine: This quarterly publication is provided to all residential subscribers and contains general news about Multikabel and about new product offers. New subscribers also receive a welcome package outlining the full range of products available to subscribers.

•	Inzake: This publication for our existing and potential business customers focuses on our commercial leased line and Internet products.

•	MultiView channel: This mosaic television channel appears on all our channels and broadcasts the full range of products available to our subscribers.

•	Multikabel website: Our local (Dutch) website also outlines our products which can be purchased on-line.

•	Direct mail and advertising: We have conducted targeted direct mail and advertising campaigns specifically promoting our analog and digital television services, our Internet and telephony services and our commercial data communications and Internet products.

•	Local ad insertion: Since November 2004 we have been able to conduct a pilot with local ad insertion. This reduces the costs of TV spot advertising significantly.

•	Collective promotional: Together with the largest Dutch cable operators we have actively promoted the benefits of cable networks and services throughout 2004 by means of spot and non-spot advertising.

•	Development of the retail channel: We are promoting the sales of the SetTopBox (including additional digital programming) through the retail channel and are considering offering also our Internet and Telephony services via shops.

•	Outbound sales calls: For digital television, telephony and Internet.

•	Member gets member (MGM) and other discounts, e.g. introductory offerings.

•	Product bundling

•	E-commerce: For the QuickNet ADSL services we utilize all kinds of e-commerce.

     Product Development is fully integrated within our marketing strategy. New product development is almost always initiated by marketing but it engages all operational divisions in the process. The development of new products and services is often undertaken through flexible and focused project groups, thus reducing time to market.

     Our customer call center employs approximately 125 FTE’s. The call center and the help desk are open from 9:00 a.m. to 9:00 p.m. on weekdays and from 10:00 a.m. to 5:00 p.m. on weekends to assist subscribers with new services, billing-related inquiries and to respond to questions about analog and digital television services, Internet and telephony services. The customer call center works with third-party call centers to offer 24-hour use with service interruptions. We employ a team of 30 service technicians, and also hire third-party technicians from time to time.

     Since January 2004, we are also invoicing all our analog customers directly. Almost 80% of these customers make use of direct debit facilities. We bill Internet services, digital television and telephony in-house, although we have outsourced the billing for ratings and mediation for Telephony. Billing and collection efforts for the business offerings are carried out internally.

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

     For the time period starting January 1, 2003 ANGA negotiated a contract with GEMA. On December 12, 2004, we send GEMA the ANGA-agreement signed by all affiliates with effective starting on January 1, 2003. Until now, the contract is not countersigned by the GEMA and we have still to negotiate the liabilities for July 1, 1997 until December 31, 2002.

     Signal delivery payments to the regional companies of Kabel Deutschland and successor private operators for television programming transmitted over our cable television networks.  For our level 3 and level 4 networks, we entered into signal delivery contracts with the regional companies of Kabel Deutschland prior to the sale by Kabel Deutschland of some of its cable networks. Where Kabel Deutschland retained its network it remains our contract partner but where it sold networks, successor private cable operators have assumed the obligations of Kabel Deutschland under the signal delivery contracts and have become our contract partners under the same terms as those contained in the original signal delivery contracts. At December 31, 2004, approximately 52.5% of our television subscribers were served by level 3 and level 4 networks, which receive programming pursuant to signal delivery contracts and 47.5% of our customers were served by own head ends. In Leipzig, (historically a level 3 network), we operate our own interactive network, that provides subscribers with our digital package, high-speed Internet and pay-per-view services. Galaxis waived our obligation to purchase the remainder of the set-top boxes. We intend to continue to consolidate connection points and build head-ends to reduce signal delivery fees paid to the regional companies of Kabel Deutschland and successor private operators and to reduce our dependency on the product offering and eliminate certain pricing constraints.

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

     Contracts for digital television programming transmitted over our broadband networks.  We have entered into contracts with the majority of the program providers with whom we are required to enter into contracts to obtain programming for our digital television packages and we are negotiating with the remainder. In general, the terms of these contracts are from two to five years and can be automatically extended for additional one year periods. The majority of our agreements provide for the payment of a fixed fee per subscriber per month. Three of our agreements provide for a monthly payment of 50% to 60% of the revenues we generate from the channels that are subject to the agreement.

     In the event we wish to terminate our relationship with these program providers, most of our contracts provide for termination by us if

•	less than 30% of our subscribers are interested in subscribing;

•	research conducted by us results in a finding that the delivery of the channel does not meet market expectations;

•	the content of the channel violates the statutory requirements of the territory; or

•	if the programmer breaches its obligations under the agreement. In addition, we may terminate the agreements if the programmer fails to deliver transmission during 15 minute periods per day for a total of 14 days during a 90 day period or if we are obliged to do so by a governmental body.

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

     Contract for set-top boxes. On April 1, 2000, we entered into an agreement with Galaxis Technology AG, or Galaxis, for the purchase of the set-top boxes required for our digital television offering. Pursuant to this agreement, we agreed to purchase up to 50,000 set-top boxes from Galaxis of which 17,000 have been produced and 14,000 have been delivered. Galaxis has waived our obligation to purchase the remainder of the set-top-boxes. On January 24, 2005 Galaxis filed for insolvency. We have not entered into any agreements with other set-top box manufacturers which require us to purchase a specific number of set-top boxes.

     Concession agreements with our subscribers. In order to be able to provide service to our subscribers, we have entered into public concession agreements with local governmental authorities and private concession agreements with housing associations that administer large housing blocks. The agreements with governmental authorities were entered into prior to the enactment of the German Telecommunications Act of August 1, 1996. We are generally not obligated to make payments to local governmental authorities for the use we make of public rights-of-way to deliver our services. Under the German Telecommunications Act, holders of category 3 telecommunications licenses (which includes broadband network operators like us) have the right to use public rights-of-way free of charge for telecommunications lines serving public purposes provided that the use does not unduly restrict the primary use of the public spaces. Local building permits are required before new telecommunications lines are laid or existing telecommunications lines are changed. The German Telecommunications Act established a number of obligations related to this free-of-charge use of public-rights-of-ways. As a result, since August 1, 1996, it has no longer been necessary for us to enter into public concession agreements to obtain rights-of-way on public grounds. Therefore, we are in the process of negotiating new public concession agreements with the local governmental authorities coordinating the planning and construction of the telecommunication lines with respect to the provisions of the German Telecommunications Act. Otherwise we are terminating the extant public concession agreement because of inoperativeness under the German Telecommunications Act.

     Private concession agreements with housing associations provide us with access to potential subscribers living in the housing blocks administered by these authorities and also frequently provide us with the right to use the respective private property owned by the housing associations. Individual private concession agreements typically provide access to a relatively small number of homes. As of December 31, 2004, our cable networks operated pursuant to a few hundred public concession agreements with local governmental authorities and more than 3,000 private concession agreements with housing associations.

     Our private concession agreements typically contain conditions, such as conditions of service and limitations on commencement and completion of construction. Additionally, most of our concession agreements contain provisions that permit us to raise the prices for our existing level of cable services with reference to general inflation indices and to raise prices to cover increased costs of programming. By timing rate increases to published cost of living increases or the introduction of new or improved programming, we have generally been able to increase the rates for our cable services without the objection of the relevant contracting party.

     Many of our private concession agreements with housing associations provide that we are the exclusive provider of cable services in the concession area. Although we generally do not pay concession fees on any of our cable networks, in some cases we pay housing associations for billing and collecting subscription fees from homes within the applicable apartment blocks under agreements entered into prior to our acquisition of the related cable systems. In some cases, housing associations rather than the subscribers receive the broadcasting signal as part of their signal-delivery agreements with us. In these cases, the housing associations pay subscriber fees to us but are otherwise entirely responsible for the handling of subscriber relationships.

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

     Since July 2004, the following copyright fees have applied for analog distribution:

BUMA/SENA	€2.71 per subscriber per quarter for the basic package; €3.09 per subscriber per quarter for the standard package (including basic package);

     The agreement with Discovery Channel was entered initially into in February 2002 and expired on January 31, 2005. It is automatically renewed for further periods of one year, unless terminated by either party giving a minimum of three months’ notice, and also covers carrying the channel Animal Planet. The agreement with Eurosport was entered into on January 1, 2003 and ends on December 31, 2005. Both agreements cover analogue and digital delivery of programming. We pay €0.17017 per analogue subscriber per quarter for Discovery Channel, €0.15000 for Animal Planet and €0.25491 for Eurosport. Besides simulcasting Discovery Channel and Animal Planet in analogue and digital we broadcast the Discovery channels Civilization, Travel & Adventure and Science exclusively in our digital Plus Package at a cps/month of €0.05000 per channel.

     Digital programming. In March 2000, Multikabel acquired a 15.71% share in Mediakabel B.V., a consortium established by a group of Dutch cable television operators in 1997 for the purpose of developing and introducing digital broadcasting services in the Netherlands. Mediakabel provides a full range of operational services to the consortium, in exchange for which each member of the consortium, including Multikabel, pays a fee to Mediakabel based on the number of subscribers in its service area. The services Multikabel receives from Mediakabel will gradually diminish in 2005, since Multikabel has started to build its own digital headend.

     Most of our distribution agreements, except that relating to the CineNova premium movie channel (see below), have terms ranging from one to three years, many of which may be renewed at our option.

     In February 2000, we entered into a contract with Europe MovieCo Partners Limited for the provision of the CineNova premium movie channel. Pursuant to the agreement, we pay a fixed amount which will increase on October 31 each year to correspond with our subscribers in the franchise area in the Netherlands by October 31, each year, regardless of the actual number of subscribers to the CineNova channel. This agreement has a term of seven years unless earlier terminated or extended. Either party may terminate the agreement with six months notice if the CineNova channel does not have at least 100,000 subscribers in the relevant distribution areas by the end of the fifth year (October 31, 2005). Since this was not the case, Multikabel has activated the early termination clause and therefore the agreement with Europe MovieCo Partners Limited regarding CineNova will terminate in April 2005. The premium movie content of CineNova will be replaced by that the content of Canal+, with which Multikabel entered into a new agreement. Canal+ will be carried in digital format only beginning in January 2006; until then a migration and transition period is agreed upon.

     In 2005, Multikabel started offering its ‘Standard (analog) Package’ in simulcast (analog and digital), for no additional monthly costs to the customer. The distribution of channels in simulcast marked a change in the way some commercial program providers wish to enter into agreements with Multikabel: where in the past Multikabel would receive a distribution fee from these program providers for distribution in the standard analog package, simulcast distribution has started a trend where the distribution fee (carriage fee) is reduced to €0,00 for analog broadcasting in return for the right to digital distribution. For the future this could also involve a fee payable by Multikabel for the right of simulcast distribution.

     Together with the new simulcast proposition, we have adapted our digital-only product portfolio from one large package for a fixed price to a smaller package for a substantially lower price with the possibility to purchase additional high-quality channels for prices between €0.50 and €4.00.

     In addition, we are negotiating new agreements with some program providers to be able to offer them as stand-alone channels. These agreements involve a fixed price per subscribed customer with a minimum guarantee. The customer price is set by Multikabel.

     No changes have been made in the Premium offering, except for a price decrease.

     Internet services. In July 2002 we migrated all of our subscribers to our own Internet platform. We purchased and entered into standard maintenance agreements for hardware and software programs relating to the ISP platform servers and support.

     In addition, as part of the development of our own Internet platform, we entered into standard transit and peering arrangements with the international carriers (currently Cable & Wireless and Level3 deliver our transit capacity).

     We signed a standard framework agreement with Motorola Broadband Communications for the delivery of cable modems for Internet access. We signed a contract with the Planhold Group B.V. who install Internet access at customer premises as well as several other services like breakdowns and installation of media terminal adaptors for telephony.

     Telephony. Multikabel entered into wholesale Integrated Service Agreement with Priority Telecom Netherlands B.V. to provide residential telephony services. The agreement is for 5 years. If either party wishes to extend the agreement it must give notice to the other party no later than 6 months before the expiration of the agreement. The parties will then negotiate in good faith to try and agree to a new set of terms and conditions, without any contractual obligation to conclude a new agreement.

     Competition in Germany and the Netherlands

     The cable television and broadband businesses within Germany and the Netherlands are highly competitive. We compete mainly for subscribers to cable networks.

     Competition for subscribers

     In our service areas “overbuilding” of secondary cable networks does not occur, except in limited cases in Germany. However, in both countries we do face competition for subscribers from:

•	A growing number of operators who deliver the same or similar packages of television programming and other services on delivery platforms that are different from ours including antennae, Digital Video Broadcasting Terrestrial (DVB-T), DSL-TV and satellite master antenna television systems; and

•	Providers of different products and services in those areas where we operate our broadband networks, including Kabel Deutschland and Premiere in Germany and Canal Digitaal (satellite) in the Netherlands, which offer other digital television services and, through Deutsche Telekom in Germany and KPN in the Netherlands, provide high-speed Internet and telephony services.

     Germany

     In Germany, the ability of viewers to receive terrestrial broadcast television signal directly through antennae or otherwise, impedes our ability to obtain additional cable television subscribers in areas where our cable networks have already been installed. DVB-T has already been introduced in Berlin and Mainz. The extent to which we are limited in obtaining additional subscribers varies depending on the quality of the reception to the subscriber and the zoning restrictions in the subscriber’s region.

     Satellite users obtain programming from one or a number of different satellites, including Astra and Eutelsat, in both Germany and the Netherlands. In order to receive satellite-delivered programming, the consumer must have an outdoor reception dish, which generally is smaller and less expensive than the satellite dish typically used in the United States. Satellite programs services are widely available in Germany and the Netherlands, although the current consumer base in the Netherlands is limited due to high cable penetration.

     We also believe that cable television has a number of competitive advantages over satellite services for the following reasons:

•	Cable television does not involve an up-front cost for the purchase of a dish and related equipment like a decoder or set-top box.

•	Satellite dishes are often perceived as unsightly. In Germany, planning or zoning laws and regulations, building rules and building lease contracts often forbid satellite dishes being fixed to buildings where cable television services are available.

•	At present, there is generally a wider range of national, regional and local programming available on cable networks. This is due, in part, to the inability of dishes to receive programming from multiple satellites at any given time or to switch to a further satellite without being realigned by a technician.

•	Cable service operators generally provide a local presence and service to their subscribers.

     During the last three years, Premiere has started providing digital direct-to-home operations in the German market. We believe that digital direct-to-home has not achieved significant penetration in the German market. However, Premiere has exclusive programming, including sports contracts. Therefore, we believe that Premiere can achieve additional market share which may result in a loss of subscribers to cable network operators in Germany, including subscribers to our networks.

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

     The Netherlands

     DVB-T in the Netherlands was introduced in the first half of 2003 after the Digitenne consortium received a license to operate DVB-T services through 20 odd channels on five multiplexes. Both the interactive system and the conditional access system are integrated into Digitenne’s digital set-top boxes (STB). Despite the problems that have plagued pay-based DVB-T models in Spain and the UK, the Dutch package is subscription based and competes with the incumbent cable operators’ offerings and with Canal Digitaal (satellite). Technical coverage is at a very high level due to the flat geographical shape of the country. The first rollout phase during 2003 included Amsterdam, Haarlem, Hilversum, Alphen a/d Rijn and Almere (with a population of almost 1 million households).

     In 2004, the other main cities in the western part of the Netherlands were included in the DVB-T rollout. In the course of 2004, KPN also started to offer DVB-T under the brand name KPN TV with a similar package as Digitenne, offering KPN subscribers of telephony and/or ADSL services bundling discounts. Experiences so far have shown hardly any influence on our base of RTV subscribers and going forward we still anticipate a stable subscriber base. We expect these alternative platforms to sustain a growing number of subscribers, albeit in different markets (e.g. mobile/vacation homes), and therefore, this should not adversely affect our core business. We believe that there is scope for a gradual increase in subscription fees, justified by inflation and the replacement of older, less interesting channels by new, more attractive ones. Another important rationale for such price increases will be the higher pricing level of some of our important peers as well of the combined offering of analog and digital programs in one package.

     We believe our cable television offering in the Netherlands can strongly compete with the DVB-T and satellite services for the same reasons as mentioned for Germany on the previous page. Additionally, we think following reasons also adhere to the competitive advantages of our Dutch cable systems:

•	Since almost all of our Dutch cable networks are upgraded, a full range of broadband network products and services are now offered (triple play) which is building subscriber loyalty.

•	On our MSO network we can bundle the services, giving additional functionalities and offering customers discounts.

•	The combination of analog and digital television services in one package has several user benefits. It combines the outstanding digital sound and vision quality with the user-friendliness of analog, especially for households with several TV sets.

•	We offer several programming packages, both in analog and digital. In the near future cable operators will be able to deliver program packages which are exactly tailored to the individual needs of a customer.

•	In 2005, several DSL providers in the Netherlands will start offering triple play over DSL, through the deployment of ADSL2+ and the acquisition of (exclusive) content for DLS TV services. Their strategy is aimed at completely (Internet, telephony and television) taking over the customer. Regarding the DSL television services, the same competitive advantages exist here as with DVB-T and satellite services.

•	We are currently testing ADSL2+ services, with the intention investigating the possibilities to offer high level triple play services outside our cable service area through ADSL2+.

     In the Netherlands we compete with our hybrid IP/PSTN based telephony service with several carrier telephony companies and the Dutch national operator KPN for fixed line telephony services. We will also be competing with several wireless telephony services, many of which have financial resources substantially in excess of our own.

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

     Although the roll-out of ADSL in our Dutch service area is complete, we have a very strong foothold in the broadband market. Over the past years we have focused sales efforts on the large group of Internet subscribers that currently have only a dial-up account with a competitor. Through the recruitment of these customers into our entrance packages, we are creating a customer base with relatively low initial average revenue per user (ARPU) but with the scope to upgrade these subscribers to one of the more expensive packages over time. With the current level of quality, service, technical performance and brand awareness, we are well positioned to remain a premium provider of broadband Internet services in the Dutch franchise.

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

     Litigation

     We are currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, we have accrued approximately €4,189,000, €6,051,000 and €6,218,000 and as of December 31, 2002, 2003 and 2004, respectively.

     In December 2004, we filed a lawsuit at the District court of Mainz against the holders of the Second Secured Loan. The lawsuit should determine whether we and our subsidiary, PrimaCom Management GmbH, are obligated to pay the interest of the second secured loan. This implies that no interest would have to be paid over the entire term and that interest already paid should be refunded to us. Furthermore, due to the equity character of the second secured loans, as furnished by an expert opinion, it is not possible under German law to continue to make interest payments as long as and until a solution to the financial crisis is found.

     In December 2004, we filed an affirmative action claim against the Second Secured Lenders at the District Court of Frankfurt am Main. The court has been asked to declare on whether the pledges of shares of our subsidiaries, as collateral for the second secured loan, are invalid, as at that time the requirements of the German Civil Code have not been met and therefore the security pledges of GmbH shares are, currently, not enforceable.

     In February 2001, Eisenhüttenstädter Wohnungsbaugenossenschaft e. G. sought confirmation at the regional court (Landgericht) in Frankfurt (Oder) that its concession agreement with a term of 25 years could be terminated earlier because the agreement contains an invalid standard non-negotiated term regarding the duration of the contract. The court has held that the concession agreement is terminable after 12 years on July 30, 2003. We appealed this decision to the superior court (Oberlandesgericht) in Brandenburg. The appeal was dismissed on April 16, 2002. The pertinent Group Company has appealed the judgement of the superior court to the federal court of justice (Bundesgerichtshof — BGH). On December 6, 2002 the BGH reversed the judgment of the superior court and removed the action for a new hearing and decision since the superior court did not sufficiently analyse the concession agreement and an overall consideration of services, rights and duties is missing. The last hearing at the superior court in Brandenburg was on December 18, 2003. An order to take evidence has been pronounced on January 20, 2004. The next hearing at the superior court in Brandenburg will be on August 16, 2005.

     In January 2002, Vereinigte Wohnungsgenossenschaft Arnstadt von 1954 e.G. through which the pertinent Group Company serves 3,018 subscribers sought judicial confirmation that its concession agreement with a term of 25 years could be terminated earlier. The last hearing at the chamber of commerce (Kammer für Handelssachen) in Erfurt was on June 26, 2003. Our intention to reach a settlement failed. On September 4, 2003 the court ordered that the parties have to answer certain questions raised by the court. We complied with the order. A new hearing has been scheduled for June 3, 2005.

     In December 2002, we sought judicial confirmation that the 25- years-term concession agreement with Wohnungsbaugenossenschaft “Hellersdorfer Kiez” eG, through which we have served 2,058 subscribers, could not be terminated earlier. The last hearing at the chamber of commerce (Kammer für Handelssachen) in Berlin was on September 3, 2003. The court ordered the taking of evidence and the appointment of an expert on November 12, 2003. The appointed expert was given instructions at a hearing which took place on January 18, 2005. The report of the expert has not yet been received.

     In December 2003 we bought the cable assets from Schellhammer GmbH in Singen. A contractual withdrawal had been carried out by the pertinent Group Company. Schellhammer filed an action against us in November 2004. A hearing has been scheduled for February 2, 2005. A first hearing took place on February 2, 2005. A judgement should be pronounced on May 3, 2005.

     We bought shares of TKG Eisenhüttenstadt. The European Commission claims an incorrect bid. This could cause an action before the European Court of Justice.

     In the Netherlands, Multikabel and Canal+ have waived all their arbitrary and regulatory proceedings about the carriage or “access” fees, following the signing of new distribution agreements. We will start to carry Canal+ on its own digital platform in the spring of 2005.

     GKNH, one of our former shareholders, started an arbitration procedure against us about the costs involved with the acquisition of the Company by PrimaCom. These costs were for the account of the former shareholders, but were invoiced to GKNH by the Company. Multikabel recharged these costs to GKNH including VAT. Due to the fact that this former shareholder can not deduct VAT, they disputed the invoice and claim compensation of €483,185.62. The Arbitrary court, after having referred both parties unsuccessfully to the tax authorities for settlement, decided in favor of GKNH in October 2004 and the compensation was paid.

     GKNH and 42 other former shareholders of Multikabel have also initiated arbitration against PrimaCom Netherlands Holding BV and PrimaCom AG. This concerns a dispute related to the penalties that the Company should pay because of early repayment of certain Facility Agreements of the Company, as a result of the acquisition of Multikabel by PrimaCom Netherlands Holding. GKNH claims payment of NLG 1,543,881.58 (€700,582.92) from the Company. In turn, the Company counterclaims compensation of the total amount of penalties (€1,025,855) or, alternatively, a part of the penalties (€695,488.06) from GKNH. The first arbitrary hearing was in March 2003; a second one was in June 2004. Arbitrators finally gave their verdict in March 2005 and decided fully in favor of PrimaCom.

     A former Multikabel management board member has again summoned us for the civil court for severance payments equal to five years of salaries. In the previous court case the claimer was awarded approximately 25% of the requested payments, but based on a recent Dutch Supreme Court jurisdiction the plaintiff sees reasons for a new case. We expect a decision in the course of 2005.

     We are part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

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

     Regulation in Germany

     Obligation to notify; telecommunications services. The new German Telecommunications Act came into force on June 26, 2004. This Act implements the new European framework for electronic communications networks and services into German law. It aims to foster competition in the telecommunications market, to provide incentives for efficient telecommunications infrastructure and to ensure adequate and sufficient services nationwide. Providers of telecommunications services must comply with its provisions. The operation of cable television and broadband networks is defined as telecommunications service and, therefore, falls within the scope of the requirements set forth in the Telecommunications Act. The new Telecommunications Act abolishes the obligation to obtain a licence for the provision of certain telecommunications services.

     Instead, any person operating public telecommunications networks and offering telecommunications services for the public must notify the Regulatory Authority for Telecommunications and Posts (“Regulatory Authority”) of the start-up, modification or termination of operations without undue delay. We believe that we have complied with this notification obligation.

     Regulation measures; telecommunications services. The Telecommunications Act provides for special regulations regarding telecommunications undertakings with significant market power . These provisions cover, in particular, the regulation of tariffs, business terms and conditions and the granting of open network access, including interconnection obligations. Tariffs for telecommunications services of undertakings with significant market power are subject to the review of the Regulatory Authority. In particular cases, these tariffs have to be based on the costs of efficient service provision. Provided that the Regulatory Authority considers the Company to be an undertaking with significant market power, tariff regulation measures may be imposed on the Company.

     Operators of public telecommunications networks are required to submit an offer to interconnect their networks with those of other carriers. Operators of public telecommunications networks with significant market power are required to allow other operators to interconnect with their networks or parts thereof, if the Regulatory Authority has imposed such obligations on these operators. If the Regulatory Authority considers the Company to be an undertaking with significant market power, access obligation can be imposed on the Company. In addition, the Regulatory Authority can impose access and interconnection obligations on undertakings without significant market power if such undertakings control the access to end-users, provided such obligations are necessary to ensure the communication of the users, the provision of services and their interoperability as well as end-to-end connectivity of services.

     The Telecommunications Act also contains provisions on conditional access systems. Providers and users of conditional access systems are obliged to allow all broadcasters the use of their systems on the basis of equal, reasonable and non-discriminatory conditions. Any tariffs imposed on broadcasters and end-users for the use of conditional access systems must be notified with the Regulatory Authority. The Regulatory Authority can order compliance with the legal requirements. Similar requirements for conditional access systems are set forth in the State Treaty on Broadcasting. In addition, providers and users of conditional access systems must notify the relevant State Media Authorities about the start of services using conditional access systems. The State Media Authority will then review compliance of such services with applicable laws.

     The Telecommunication Customer Protection Ordinance of December 11, 1997 regulates the relationship between providers of telecommunications services and their subscribers. It sets forth several specific obligations for market-dominant providers and various obligations for all other providers. It specifies, for example, rules for invoicing, universal services and quality parameters. The Ordinance also invalidates contractual clauses which attempt to limit subscribers’ rights under the Ordinance. It is expected that a new Telecommunication Customer Protection Ordinance will be adopted in April 2005. According to the draft of the new Telecommunication Customer Protection Ordinance, the Regulatory Authority is entitled to review compliance of the general terms and conditions of operators of public telecommunications networks and providers of telecommunications services for the public with applicable the ordinance.

     Retransmission and channel line-up provisions; media and Internet services. The retransmission of cable television programs within Germany through private cable television and broadband networks is regulated on the basis of the State Treaty on Broadcasting within Germany (“State Broadcasting Treaty”), and the media laws of the various German states (“Länder”). The State Broadcasting Treaty describes the various states’ authority to take decisions with respect to the assignment and use of transmission capacities to be transformed into generally binding law by way of the states’ media legislation. The State Broadcasting Treaty also provides that the retransmission of cable television programs which may be received nationwide and which have been produced in accordance with applicable European legal provisions must be permitted by the federal states within the framework of existing technical capabilities. Operators of cable television networks are obligated to transmit specific programs via digital technology (“must-carry obligation”) as long as the aggregate transmission capacity for these transmissions does not exceed the capacity of four analog television channels. In addition, cable network operators must guarantee that one third of the capacity available in digital technology is used to transmit a diverse selection of programs, including special-interest channels — e.g. foreign language channels that must be included in their choice of programs (“can-carry obligation”). Beyond this, the cable network operator is free to decide which programs it broadcasts (“non-must-carry regulation”). In addition, the Telecommunications Act stipulates that operators of public telecommunications networks established for the distribution of digital television services, which receive wide-screen (the “16:9 format”) television services or programs, shall maintain and redistribute that wide-screen format. State laws generally provide that the simultaneous retransmission of an unchanged and complete cable television program is not subject to any licensing requirement, but does subject the operator to an obligation to report the retransmission to the relevant state media institution. Failure to comply with this reporting obligation may result in a maximum fine of between €250,000 and €500,000, depending on the German state in which the violation occurs.

     Broadcasting activity (which is defined to exclude the simultaneous and unchanged retransmission of programming), such as the insertion of local commercials, subjects the cable television or broadband operator to a different regulatory regime. Private broadcasting companies require a broadcasting license issued in accordance with the provisions of the State Broadcasting Treaty and the media laws of the states. While the State Broadcasting Treaty sets forth the framework for the regulation of private broadcasting, the state media laws set forth detailed requirements with respect to diversity of opinion, observation of constitutional principles, protection of minors, professional ethics and restrictions on advertisement.

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

     In the past, problems have existed due to the common use of some frequencies by the receiving and distribution systems of cable operators, on the one hand, and aeronautical radio navigation and public safety services on the other hand. After lengthy discussions, the Regulatory Authority announced in July 2000 that a compromise was reached between the Regulatory Authority, the German Air-Traffic Control, Deutsche Telekom and the German Association of Private Cable Operators known as ANGA. Pursuant to this compromise, the air navigation services have relocated some of their operating frequencies and have initiated international coordination of the operating frequencies that are used at three German airports. In addition, Deutsche Telekom has implemented a frequency offset. ANGA has requested its members using extended band channel 24 for systems with their own head-end located in the approach areas of German airports, to either change frequency or to ensure that their systems do not exceed the 20 dBpW radiation disturbance limit set out in the settlement.

     This compromise has resulted in the adoption of three ordinances governing the allocation, use and assignment of frequencies. These three ordinances entered into force in May 2001. Pursuant to the Ordinance on the Allocation of Frequencies, as amended on October 7, 2004, the free use (i.e., the use without an individual permit, approval or other regulatory resolution) of frequencies between 9 KHz and 30 MHz in and along conductors, including the cable networks we operate, is permitted provided that specified conditions are met. These conditions include that (1) radiation emitted by the conductors must not exceed identified limits and (2) the frequencies are not used for security purposes, as identified by the German Regulatory Authority. If the above conditions are not met with respect to a frequency, the free use is not permitted and the German Regulatory Authority will decide in each particular case whether that frequency may be used and may impose restrictions or conditions on use. This regulation may prevent us from using some or all of the relevant frequency bands to retransmit programming over our cable networks. Should this occur, we may need to make further investments in our German networks in order to continue providing our current services. With respect to frequencies between 30 MHz and 3 GHz, the above conditions for the free use of frequencies in and along conductors are applicable since July 1, 2003.

     The German states have signed a State Treaty on Media Services, which has been amended the last time by the State Treaty on Youth Media Protection of September 27, 2003. The State Treaty on Media Services and the Teleservices Act (amended with Act of December 14, 2001) regulate the establishment and operation of various types of Internet and video-on-demand services. The State Treaty on Media Services imposes various obligations on providers of media services, which are defined in the State Treaty on Media Services as information and communication services addressed to the general public. Teleservices are defined in the Teleservices Act as information and communication services for individual use on the basis of telecommunication transmission. Media services include distribution services offering direct sale or lease of objects or services, known as teleshopping, distribution services in the form of television text, radio text or similar text services and other call-services which offer text, sound or pictures in electronically stored form. Providers of these media services include persons who offer their own or third-party media services or who provide access to media services. To the extent that we are considered a provider of media services, we may be subject to obligations under the State Treaty on Media Services. The State Treaty on Media Services includes, among other things, rules on responsibility for content, advertising, data protection and protection of minors. In addition, the State Treaty on Youth Media Protection contains provisions regarding the protection of minors. Providers of teleservices are responsible under general laws for content, which they make available to others.

     The State Treaty on Media Services and the Teleservices Act have not, to date, materially affected our ability to make independent business decisions with respect to the rates charged for, or other matters relating to the provision of the services covered. There can be no assurance that legislation will not materially influence our business decisions on these matters in the future.

     Data Protection. The German Telecommunications Act, the Teleservices Data Protection Act and the State Treaty on Media Services contain provisions relating to data protection. In addition, the Federal Data Protection Act also applies. These laws set forth the rules on how and under what conditions subscribers’ personal data may be collected, processed, used and forwarded to third parties. Each of these activities requires either the subscribers’ consent or a specific authorization in the relevant laws. Another requirement is that personal data may be collected and processed only for specific purposes, which must be disclosed to the subscribers including the scope and the manner of processing data.

     E-Commerce. In December 2001, the German Parliament adopted a new act on electronic commerce. The act consisted of various amendments to the Teleservices Act, the Teleservices Data Protection Act and the Code of Civil Procedure and sought to harmonize these acts with the provisions of the European Union E-Commerce Directive 2000/31/EC.

     On January 1, 2002 the German Civil Code was amended. Under the so-called “update of the law of obligation”
(“Schuldrechtsmodernisierungsgesetz”) new rules were established, especially with respect to contract law and consumer protection. Therefore, all German enterprises were forced to revise their standard terms by no later than December 31, 2002. We incorporated our new general terms and conditions with effect from January 1, 2003.

     Regulation in the Netherlands

     Telecommunications and media services. The following regulatory regime applies in the Netherlands.

•	Regulatory framework. The Dutch Telecommunications Act took effect, with the exception of a few provisions, in December 1998 and further liberalized the Dutch telecommunications and cable television sectors. In 2004, a heavily amended new Dutch Telecommunications Act came into force. The Dutch Telecommunications Act governs, among other things, the installation and operation of public communications networks, cable television networks, and the provision of telecommunications services, including the provision of telephony/data services and wholesale Internet services. The provision of media services through cable television networks, and more specifically content, is regulated primarily by the Dutch Media Act, as amended, and the Media Decree. Competition laws and — in some cases — agreements with municipalities also impose restrictions on cable television operators.

Under the Dutch Telecommunications Act, the regulatory authority, known as OPTA (Independent Post and Telecom Authority), is charged with supervision and regulation of companies with significant market power (i.e. KPN Telecom, the Dutch incumbent for fixed telephony) and resolving disputes relating inter alia to the provision of communications networks and services. Appeals must be filed exclusively and in last resort at the Trades and Industry Appeals Tribunal. Under the media law, media service providers are subject to content requirements, which are overseen by the Commissariaat voor de Media (Media Authority).

•	Registration. The Dutch Telecommunications Act does not require a license for the installation, maintenance or operation of a cable network. Cable network operators need only to register with OPTA. Registration does not give an operator any exclusive rights. Any registered person may install, maintain and operate a cable network alongside an existing duct. The Dutch Telecommunications Act gives cable network operators and providers of other public communications networks, limited rights of way to install and maintain their networks, which are identical to those previously exclusively enjoyed by KPN.

•	Ownership issues. The Dutch Telecommunications Act provides that cables installed in public and/or private grounds which are intended to be used for a public communications network or a cable television network are owned by the provider of the public communications network or cable television network concerned. This provision is necessary because, as a general rule under the Dutch Civil Code, the cables would, by accession, become part of the grounds in which they are installed and the owner of the grounds concerned would own the cables. On June 6, 2003 the (Tax Chamber of) Dutch Supreme Court (“Hoge Raad”) rendered a ruling, which finally settled a lengthy discussion in the Netherlands with regard to the question whether a cable network should be considered as an immovable or a tangible property. The Supreme Court decided that cable networks should be considered as immovable property. This ruling implies inter alia that the acquisition of a cable network will be taxable (partly retroactively), with regard to transfer tax and property tax. The extent of the tax liability may ultimately depend on inter alia the deal-structure agreed by the parties (e.g. share purchase or asset purchase). Furthermore, (legal and/or economical) ownership of cable networks may have altered as a consequence of the ruling. Currently, discussions are taking place between interest groups/lobby groups and the Ministry of Economic Affairs in order to neutralize any adverse consequences of the ruling for interested parties by passing legislation.

•	Programming. Pursuant to the Dutch Telecommunications Act and the Media Act, a cable television network provider must transmit to all its subscribers at least 15 television programs and at least 25 radio programs, called the basic package, including approximately seven mandatory television and nine mandatory radio channels. The Media Authority may grant a total or partial exemption from these obligations if the provider does not have significant market power in its area of coverage. The Media

Authority may grant an exemption from the obligation to transmit specified programs if this would impose an unreasonably high financial burden on the provider.

In the Netherlands, we often purchased cable television networks from local municipalities. Pursuant to the terms of the agreements, we are obliged to provide a basic tier service consisting of the 15 television programs required under the Media Act.

Cable television operators are allowed to transmit their own programs within the Netherlands upon obtaining a broadcast license from the Media Authority. The licensee must comply with the advertising and sponsorship rules set forth in the media laws, which are consistent with the European Union Television Without Frontiers Directive.

•	Program council. Each municipality has to establish a program council, which is an independent authority and provides the cable network operator with advice concerning the 15 television programs and 25 radio programs in its basic package. The cable operator is only allowed to deviate from the advice in a limited number of onerous circumstances. The cable network operator may ask the program council for non-binding advice concerning the programs distributed outside the scope of the basic package. When several cable networks are connected and, in principal, function as one cable network, a joint program council may be established. As a result of this provision, we have one joint program council, with the exception of our networks in the municipalities of Laren and Muiden.

•	Monitoring media concentrations. The Dutch government recently assigned the Media Authority a monitoring task with regard to, among other things, media concentrations. The Media Authority has to annually report on issues like vertical concentrations between content producers, content providers and rights owners. Special focus will be on sports and movie rights. The report may authorize OPTA and/or the Dutch Competition Authority to take appropriate measures against offenders.

•	Network access service providers. Under the new Dutch Telecommunications Act, OPTA may impose inter alia access obligations on parties with significant market power. Currently OPTA is looking into several markets to determine whether in those markets limited competition exists and the imposition of certain measures is required. Probably before the summer of 2005, OPTA will have finished its investigation. OPTA recently ruled that, until such time, no access obligations rests on cable television operators.

•	Network access program providers. In addition to the imposition of access obligations, OPTA will be authorized to require designated cable network operators to provide transport capacity to program providers.

•	Price regulation. The Media Act authorizes the appropriate minister to set maximum price levels for basic tier services. This authority has not, however, been exercised in the Netherlands. Furthermore, often the municipality contracts regulate the maximum subscription price for the duration of their contracts with us. This does not apply for nearly all municipalities in the Multikabel area.

     Telephony and Internet/data services. The following regulatory regime applies to telephony and Internet/data services.

•	Regulation framework. Until a few years ago KPN had a monopoly of the fixed telecommunications infrastructure. As described above, the Dutch telecommunications sector has been liberalized and cable television networks may now be used for the provision of all telecommunications services. Number portability was introduced in the Netherlands in 1999.

•	Interconnection. The Dutch Telecommunications Act generally implements European Union telecommunications policy on interconnection.

•	Price regulation. While telephony services offered by a cable company are not currently subject to price regulation, the prices of its competitor, KPN, are. All KPN tariffs for fixed telephony have to be approved beforehand by OPTA. The fact that KPN’s end-user tariffs for all of its basic telephony services (with the exception of international calls, but including ISDN) must be cost orientated may have a negative effect on cable companies’ ability to compete.

•	Internet/data services. Under the Dutch Telecommunications Act, Internet/data services are regulated as public communications services. As such, our Dutch operating systems will have to register with OPTA as providers of public telecommunications services and/or networks and our prices for these services are not regulated.

     Regulation in the European Union

     All Member States of the European Union (EU) are required to enact national legislation to implement directives issued by the EU. Regulations issued by the EU have had, and will continue to have, a material effect on the way in which cable operators offer services. For example, EU harmonization and liberalization measures were responsible for cable operators being able to offer telephony, Internet and video services.

     In 2002, the European Parliament and the Council adopted a new regulatory framework, consisting of six Directives (Framework Directive 2002/21/EC, Access Directive 2002/19/EC, Authorization Directive 2002/20/EC, Universal Service Directive 2002/22/EC, Data Protection Directive 2002/58/EC and Competition Directive 2002/77/EC). This new framework, which also applies to cable television networks, attempts to decrease national variations in regulations and licensing systems and further increase market competition by harmonizing licensing procedures, reducing administrative fees, providing for easier access and interconnection, and reducing regulatory burdens for telecommunications companies. The Member States were required to implement the new regulatory framework by July 24, 2003 and October 31, 2003 respectively. Certain provisions of the regulatory framework, however, are directly applicable even if they are not implemented. We believe that we will benefit from a simpler and more coherent regulatory regime for all of our services in both the Netherlands and Germany.

     Video services—Conditional access. In order to enable further competition in pay television services and accelerated development of advanced television services, the Council of the European Union and the European Parliament passed the Advanced Television Standards Directive 95/47/EC in 1995, which requires Member States to regulate the offering of conditional access systems, such as program decoders used for the expanded basic tier services offered by many of our operating companies. Providers of conditional access systems are required to make them available on a fair, reasonable and non-discriminatory basis to other television service providers, such as broadcasters. This obligation is carried forward in the new Access Directive and adapted to recent technological developments.

     Regulation of the Internet and E-Commerce. In 2000, the European Parliament and Council adopted the E-Commerce Directive 200/31/EC. As the provision of Internet access, e-commerce, video-on-demand services, and, in particular, the selling of goods on-line qualify as information society services, the E-Commerce Directive will also have an impact on our business. To harmonize the Member States’ approach to jurisdictional issues, the E-Commerce Directive introduced the rule of the home country of the information service provider. This means that in the so-called coordinated field, a service provider is subject only to the rules and regulations set by its home country. The coordinated field concerns requirements that apply to the taking up of the activity and the pursuit of the activity of a provider of information society services, including the service provider’s liability. However, because of the many exceptions to the rule of the home country (e.g., unfair competition rules), we intend to continue to comply with the relevant laws and regulations, which are in force in Germany and the Netherlands. The E-Commerce Directive also contains provisions regulating the liability of providers of information society services, i.e., providers of mere conduit, caching and hosting services. These provisions prohibit the Member States to impose a general obligation on the providers of mere conduit, caching and hosting services to monitor the information that they transmit.

     The Data Protection Directive 2002/58/EC on privacy and electronic communications imposes more stringent requirements on data protection matters, in particular, with regard to electronic and Internet communications. Among other issues addressed in this directive (e.g., use of cookies and other spying devices) are (i) unsolicited communications by automated calling systems, facsimile machines or electronic mail and (ii) the extent to which a network or service operator may use traffic data from its customers for marketing purposes or for the provision of value-added services. The directive, which was to be implemented by the Member States before October 31, 2003, requires prior consent from customers before any such activity may be undertaken.

     Telephone and Internet/data services

     Liberalization of telecommunications services and infrastructure. A central aim of the liberalization process has been to reduce the monopoly power of the incumbent telecommunications operators in order to introduce competition in the European telecommunications market. Liberalization measures have been adopted under the European Union Treaty’s competition rules and harmonization measures have been put in place through the adoption of Open Network Provision Directive 90/387/EEG (Directive on the establishment of the internal market for telecommunications services through the implementation of open network provision) and the Competition Directive 90/388/EEG (Directive on competition in the markets for telecommunications services) of June 28, 1990. On the basis of several amending directives the Member States were obliged to introduce full competition in the telecommunications markets by January 1, 1998. In 2002, the directives have been fully replaced by the new regulatory framework, including the Competition Directive, the Universal Service Directive, the Access Directive and the Authorization Directive. As a result, we may establish and provide telecommunications networks and/or services, including public voice telephone and Internet/data services, through our cable networks.

     Competition Directive. Under the Competition Directive, telecommunications operators must offer telecommunications services. Any cable television services within different legal entities if this undertaking is controlled by the relevant Member State or benefit from special rights, is dominant in the provision of networks and/or telephone services and the cable television network has been established under special or exclusive rights. Furthermore, on the basis of the Access Directive, a national regulatory authority can impose obligations for accounting separation on undertakings with significant market power. Under German law, the requirement to separate the accounting for the various telecommunications and cable television operations can be imposed by the Regulatory Authority if an undertaking has significant market power on any one sub-market within the telecommunications market, including the cable television market. We will likely qualify as a market player having significant market power in various cable television markets in Germany and therefore the requirement to separate our accounting system into subsystems for each of the cable television operations and other telecommunications operations can be imposed upon us. The German Regulatory Authority may also impose guidelines on us as to the details of the accounting separation. In the Netherlands, this requirement applies to all telecommunications operators providing both cable television and other telecommunications services under national law, irrespective of the above-mentioned requirements.

     Access Directive. The Access Directive stipulates that the operator of public communications networks is obliged to negotiate interconnection with other network operators for the purpose of providing publicly available electronic communications services. The national regulatory authorities may impose the interconnection obligation on undertakings that control access to end-users and/or undertakings with significant market power. In addition, the directive contains provisions on other interconnection standards. As a result, if the principles in the Access Directive are fully applied, we should be able to interconnect with the public fixed network and other major telecommunications networks on reasonable terms in order to provide these services when and if we choose to provide them. There can be no assurance, however, that we will be able to obtain from incumbent telecommunications operators interconnection on terms and conditions satisfactory to us without protracted negotiations or involvement in time-consuming regulatory proceedings.

     The Access Directive will apply to all forms of electronic communications networks, including cable television networks. This means that, on the basis of the national implementing laws, we will also be subject to the obligation to negotiate and grant access to, and interconnection with, our networks if requested by other authorized communications network operators providing publicly available electronic communications services. Moreover, a national regulatory authority may, under certain conditions, impose obligations on us to grant access to, and use of, specific network elements and associated facilities, inter alia in situations where the national regulatory authority considers the Company as an undertaking with significant market power and that denial of access or unreasonable terms and conditions having a similar effect would hinder the emergence of a sustainable competitive market at the retail level, or would not be in the end-user’s interest. In particular, it will be possible to impose network access obligations on us to the extent that is necessary to ensure accessibility for end-users to digital radio and television broadcasting services.

     Universal Service Directive. The Universal Service Directive contains provisions on number portability, universal services and charges to contribute to the costs of universal service obligations as well as end-users rights, in particular the minimum content of contracts with end-users.

     Authorization Directive. The Authorization Directive, which replaces the previous License Directive 97/13/EC, has simplified the authorization process for the establishment of electronic communications networks and the provision of electronic communications networks and services, i.e., cable television networks and services. According to this directive, the provision of electronic communications networks and services may only be subject to a general authorization. Individual licenses will be required only in connection with the assignment of radio frequencies and numbers.

     Video services

•	Video services through telecommunications networks. In Germany, the concept of geographic franchise areas does not exist. Most of our operating companies in Germany are one of several operators, which may serve customers in a given geographic area. Operators compete for long term service contracts’ with Housing Associations. In the Netherlands, geographic franchises are awarded. As with the telecommunications sector, the cost of building a network to provide television services is a considerable disincentive to potential new entrants in the television services market. Our operating companies may face competition in the long term in their franchise areas from new entrants providing television services through the infrastructure of incumbent telecommunications operators and potential new entrants. In the Netherlands, for example, where there are no restrictions on the use of telecommunications infrastructure for the provision of cable television services, the incumbent telecommunications operator is testing whether it will be able to provide television services through its fixed networks, although early test results show that available techniques currently do not allow the provision of television services through its fixed networks.

•	Broadcasting. The Television Without Frontiers Directive 89/552/EEC has been adopted in October 1989 and amended by Directive 97/36 EC in June 1997, is intended to introduce freedom of broadcasting in the European Union. Generally, broadcasts emanating from and intended for reception within a country have to respect the laws of that country. Under the directive, EC Member States are required to allow broadcast signal of broadcasters in other Member States to be freely transmitted within their territory so long as the program does not violate the protection of minors. The directive also establishes quotas for the transmission of programming produced in Europe and programs made by European producers who are independent of broadcasters. Television advertising and sponsorship in Member States must comply with specific minimum rules and standards, although Member States may set more detailed and stricter rules for some matters.

     In addition to the Television Without Frontiers Directive, the other primary source of European regulation affecting television broadcasting is the 1989 European Convention on Transfrontier Television, or the Convention. The Convention is effective in those countries that have ratified it. Germany has ratified and the Netherlands has signed but not ratified the Convention.

     An amendment to this Convention was agreed by parties to the Convention in October 1998 and entered into force on March 1, 2002. The amendment will bring the Convention into conformity with the Television Without Frontiers Directive’s establishment criteria, which provide that a broadcaster should be regulated primarily by the authorities in the Member State in which the broadcaster is established. Additionally, the amendment stipulates that when a broadcaster’s channel is wholly or principally directed at a country other than where it is established, for the purpose of evading the laws of that country in the areas covered by the Convention, the broadcaster would become subject to the laws of the country of reception. The amendment allows parties to the Convention to designate that some important events (e.g. major sporting events) cannot be broadcast exclusively by a single television station so as to deprive a large proportion of the public of that member country from seeing the event live or on a deferred coverage basis on free-to-air television.

C.	Organizational Structure

     The following is a list of our significant subsidiaries and our proportion of ownership interest in each subsidiary:

% of Ownership
Organized under the laws of Germany
PrimaCom Verwaltungs GmbH	100.0
PrimaCom Management GmbH	100.0
PrimaCom Network & Operations GmbH	100.0
PrimaCom Region Dresden GmbH	100.0
PrimaCom Region Dresden GmbH & Co. KG	100.0
Zweite Kabelvision Management Beteiligungs GmbH & Co. KG (1)	100.0
PrimaCom Angelbachtal GmbH	100.0
PrimaCom Angelbachtal GmbH & Co. KG	100.0
PrimaCom Südwest I GmbH	100.0
PrimaCom Südwest I GmbH & Co. KG	100.0
PrimaCom Region Magdeburg GmbH & Co. KG	100.0
PrimaCom Region Wiesbaden GmbH	100.0
PrimaCom Aachen GmbH	100.0
PrimaCom Kabelprojekt GmbH	100.0
PrimaCom Region Südwest II GmbH (2)	100.0
PrimaCom Projektmanagement GmbH & Co. KG	100.0
PrimaCom Region Leipzig GmbH & Co. KG (3)	100.0
PrimaCom Region Berlin GmbH & Co. KG	100.0
PrimaCom Osnabrück Beteiligungs-GmbH	76.0
PrimaCom Osnabrück GmbH & Co. KG	99.9
PrimaCom Nord GmbH (2)	100.0
PrimaCom Projektmanagement Verwaltungs GmbH	100.0
KabelMedia Erste Fernsehkabelbeteiligungs Verwaltungs GmbH	100.0
KabelMedia Erste Fernsehkabelbeteiligungs GmbH & Co. KG	100.0
PrimaCom Berlin GmbH	100.0
Kabel-Fernsehen Leipzig Verwaltungs GmbH	100.0
PrimaCom Region Schwerin GmbH & Co. KG	100.0
PrimaCom Region Magdeburg GmbH	100.0
PrimaCom Schwerin GmbH	100.0
RFH Regionalfernsehen Harz Verwaltungs-GmbH	100.0
RFH Regionalfernsehen Harz GmbH & Co. KG	100.0
PrimaCom Mettlach GmbH & Co. KG	100.0
PrimaCom Nettetal GmbH & Co. KG	100.0
PrimaCom Stormarn GmbH & Co. KG	100.0
PrimaCom Verl GmbH & Co. KG	100.0
PrimaCom Hessen GmbH	100.0
PrimaCom Kabelbetriebsverwaltungsgesellschaft mbH	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Hoyerswerda	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Leipzig	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Plauen	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Berlin	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Südwest	100.0
PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Nordwest	100.0
KABELCOM Halberstadt Gesellschaft für Breitbandkabel-Kommunikation mbH	72.6
Decimus GmbH	100.0
PrimaCom Rheinland-Pfalz GmbH	100.0
PrimaCom Niedersachsen GmbH	100.0
TV Halle Fernsehgesellschaft mbH	25.0

% of Ownership
MDF.1 Lokales Fernsehen Magdeburg GmbH(4)	25.0
primaTV broadcasting GmbH (5)	100.0

% of Ownership
Organized under the law of the Netherlands
PrimaCom Netherlands Holding B.V.	100.0
N.V. Multikabel	100.0
Communikabel N.V.	100.0
QuickNet B.V.	100.0
Noord-Holland Digitaal B.V.	100.0
Mediakabel B.V.	15.7
Educatief Net B.V.	5.1

(1)	pending merger with PrimaCom Region Dresden GmbH & Co. KG since October 1, 2001
(2)	pending merger with PrimaCom Management GmbH since January 1, 2004
(3)	pending merger with PrimaCom Kabelbetriebsgesellschaft mbH & Co. KG Region Leipzig since January 1, 2003
(4)	thereof 0.5% ownership held by trustee
(5)	ownership held by trustee

D.	Property and Equipment

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

     Overview

     The following discussion refers to our financial performance for the year ended December 31, 2004 as compared to our financial performance for the year ended December 31, 2003 and our financial performance for the year ended December 31, 2003 as compared to the financial performance for the year ended December 31, 2002. It also contains a discussion of our liquidity and capital resources from January 1, 2004 and for the near future.

     We measure our financial performance in large part with reference to EBITDA. We define EBITDA as earnings (loss) before discontinued operations, extraordinary items, cumulative effect of change in accounting principle, equity earnings (loss) in affiliate minority interests, gain (loss) on disposal of fixed assets, net interest expense, income taxes and depreciation and amortization. Other participants in the cable and broadband industries also use EBITDA, defined in a similar but often not exactly comparable manner, as measure of performance. We believe that EBITDA is a useful supplement to net income and other income statement data in understanding cash flows generated from operations that are available for taxes, debt service and capital expenditures and because it is the most commonly used measures in the cable television and broadband industries to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity and because the senior secured credit facility requires us to meet financial tests measured by EBITDA. However, because this term may not be defined by these other companies in exactly the same way as defined by us or may reflect different adjustments, analysis and comparison of these measures may be difficult. EBITDA is not a US GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of its financial performance or as an alternative to cash flow from operating activities as measures of its liquidity. We include in this report a reconciliation of EBITDA to US GAAP measures. We have historically maintained positive EBITDA and expect to further grow this measure in the future.

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

     Impairment of property and equipment and intangible assets: In order to assess impairment of property and equipment and intangible assets under US GAAP, we apply Statement Financial Accounting Standards (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. If management has concluded that impairment indicators exist, we test for impairment by comparing the sum of the future undiscounted cash flows derived from an asset or a group of assets to their carrying value. If the carrying value of the asset or the group of assets exceeds the sum of the future undiscounted cash flows, impairment is considered to exist and an impairment charge will be measured and recorded. An impairment charge is measured using an estimation of the assets’ fair value, typically using a discounted cash flow method. In 2003, the Company recorded a charge of approximately €3.0 million primarily attributable to impairment in both, Germany and the Netherlands on certain long-term assets associated with the digital cable business and €12.9 million in 2002 in the German segment only. In the Netherlands, our subsidiary Multikabel N.V. has a 15.7% investment in Mediakabel B.V. A decision has been taken by the shareholders of Mediakabel to liquidate the company at the end of 2005. The proceeds of the liquidation of Mediakabel are expected to fall below the current book value of the investment and consequently an impairment charge of €1,869,000 was recorded in 2004. In Germany, no impairment charges were recorded in 2004.

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

     Goodwill: In order to assess impairment of goodwill under US GAAP, we apply SFAS No. 142, Goodwill and Other Intangibles, which we adopted on January 1, 2002. SFAS No. 142, requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized, but rather tested annually for impairment or more frequently if events and circumstances indicate that the goodwill might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

     On October 1, 2004, we performed an impairment test of goodwill which indicated goodwill was not impaired.

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

     Deferred Taxes: Under US GAAP, deferred taxes are recorded for temporary differences, including the future tax benefit of net operating loss carryforwards. In addition, under US GAAP, we record a valuation allowance to reduce our net deferred tax assets to the amount that will more likely than not be realized. We have considered, for US GAAP purposes, future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance. In the event we were to determine that we would be able to realize our deferred tax asset in the future in excess of their recorded amounts, an adjustment to the deferred tax asset would increase income in the period in which such determination was made. Similarly, should we determine that it would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to expense in the period such determination was made. The evaluation of net deferred tax assets requires considerable management judgment.

     Years ended December 31, 2004 and 2003

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

     Revenues increased by 6.4% from €197,948,000 in 2003 to €210,713,000 in 2004. The primary factors, which impacted revenue growth in 2004, were the increases of Internet services and rate increases for basic analog cable television service.

	2003	2004
Homes passed by coaxial 450 MHz networks	1,373,863	1,346,725
Analog cable television subscribers served by 450 MHz	891,570	834,577
Homes passed by fiber	583,008	623,601
Ready-for-service homes 862 MHz networks	463,153	493,036
Analog cable television subscribers served by 862 MHz	410,733	436,729
Digital television subscribers	12,183	11,566
Internet subscribers	86,338	124,828
Telephony subscribers	4,106	18,862
Data communication subscribers	932	856

Total revenue generating units	1,405,862	1,427,418

     For the year ended December 31, 2003, Multikabel contributed €75,643,000 to our revenues. For the year ended December 31, 2004, Multikabel made a contribution to revenues of €88,733,000. Increases in basic cable subscription rates and customers, high-speed Internet access rates and customers, data communication customers and other revenue account for the growth in Multikabel’s revenues. In Germany, revenues decreased by 0.3% from €122,305,000 in 2003 to €121,980,000 in 2004.

     Revenues contributed from our basic analog cable television product increased by 1.7% from €152,606,000 in 2003 to €155,244,000 in 2004. Multikabel contributed €42,411,000 of analog cable television revenues in 2004 compared to €37,616,000 in 2003. The organic growth was derived from an increase in average revenue per subscriber from €10.10 to €11.21. Revenues derived from basic analog cable television in Germany decreased by 1.9% from €114,990,000 in 2003 to €112,833,000 in 2004. Increased monthly average revenues per subscriber from €9.66 in 2003 to €9.69 in 2004 were offset by a reduction in subscribers mainly as a consequence of demographic effects in the eastern part of Germany. We expect the number of subscribers of our basic analog cable television service to remain stable over the coming years in the Netherlands and Germany. Significant increases would only result from acquisitions in Germany and/or the Netherlands, which we do not anticipate due to our financial constraints. We expect to achieve single digit revenue growth through increasing rates for the service to coincide with inflation or improvements in the product offering.

     Revenues from high-speed Internet access services increased from €27,956,000 in 2003 to €34,862,000 in 2004. The increase primarily relates to the Netherlands, where we were able to increase the number of overall subscribers.

     For the year ended 2003 Multikabel contributed €26,140,000 of high-speed Internet access revenues compared to €32,522,000 in 2004. Strong growth in the subscriber base for this product also made a significant contribution. Total high-speed residential Internet subscribers in the Netherlands increased by 44.0% from 79,493 at December 31, 2003 to 114,476 at December 31, 2004. Penetration of high-speed Internet access customers from ready-for-service homes increased from 24.2% in 2003 to 35.1% in 2004. The average monthly revenue per subscriber decreased from €34.63 in 2003 to €27.55 in 2004 primarily due to the introduction of new lower rate packages in our Netherlands subsidiary to provide attractive pricing to our customers.

     In Germany, revenues contributed from the high-speed Internet access service increased by 28.9% from €1,816,000 in 2003 to €2,340,000 in 2004. The primary factor was our increase in average customers provided with high-speed Internet. At December 31, 2003, we served 6,845 Internet customers, compared to 10,352 high-speed Internet customers at December 31, 2004. Penetration of high-speed Internet access customers from ready-for-service homes increased from 5.1% at December 31, 2003 to 6.2% at December 31, 2004.

     We expect high-speed Internet access subscribers and therefore, penetration to ready-for-service homes to continue to increase at strong growth rates over the next two to five years in both the Netherlands and Germany. Average monthly revenue per subscriber is expected to be subject to strong competition. However, revenue growth from this sector should therefore remain strong over the next two to five years.

     Digital television revenues increased from €1,435,000 in 2003 to €1,596,000 in 2004. Multikabel contributed digital television revenues of €931,000 for 2004 compared to €705,000 for the year 2003. At December 31, 2003, Multikabel served 5,963 digital television subscribers, compared to 6,329 at December 31, 2004. The increase in revenues and subscribers is mainly a result of modified marketing attention. In Germany, revenue from digital television decreased from €730,000 in 2003 to €665,000 in 2004 despite a growth in average monthly revenue per digital subscriber in Germany to €9.83 for 2004 compared to €8.92 for 2003. Subscribers decreased from 6,220 at December 31, 2003 to 5,237 at December 31, 2004 due to demographic shifts in the former East-German states we serve. We do not expect a substantial growth in the digital television revenues in the near future, although we still believe in the migration from analog towards digital. At December 31, 2004 the penetration rate for digital subscribers to ready-for-service homes was 3.1%. The development in digital television subscribers has not met our expectations at this point. We are constantly reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

     Other revenues increased from €15,951,000 in 2003 to €19,011,000 in 2004. Included in this category are revenues we receive in the Netherlands for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served 315 small-and medium-sized businesses and 617 schools at the end of 2003, which contributed €6,216,000 of revenue for the year ended December 31, 2003. At December 31,2004, Multikabel served 450 small- and medium-sized businesses and 406 schools, which contributed €4,912,000 to revenue in 2004. We supply 100% of the schools in the Netherlands. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. Throughout 2004, we faced some development pressures due to the economic circumstances in the business market. In the last quarter of 2004, we faced some positive developments and the number of quotations and orders grew. We expect this product offering to continue to grow at steady rates for the next few years as our penetration in the market of small- and medium-sized business increases. In addition to the above, other revenue in Germany and the Netherlands increased by €4,364,000 from €9,735,000 in 2003 to €14,099,000 in 2004, principally coming from increased carriage fees in Germany and the ramp-up of telephony in the Netherlands.

     The following table reconciles average revenue per subscriber (ARPU) to our US GAAP consolidated financial statements:

	Germany		The Netherlands		Total
	2003	2004	2003	2004	2003	2004
Revenues
(€ in thousands)
Analog	114,990	112,833	37,616	42,411	152,606	155,244
Digital	730	665	705	931	1,435	1,596
Internet	1,816	2,340	26,140	32,522	27,956	34,862
Other	4,769	6,142	11,182	12,869	15,951	19,011

	122,305	121,980	75,643	88,733	197,948	210,713

Average subscribers
Analog	991,750	970,159	310,477	315,277	1,302,227	1,285,436
Digital	6,820	5,635	4,586	6,211	11,406	11,846
Internet	5,654	8,754	62,903	98,370	68,557	107,124
Telephony	—	—	1,478	10,859	1,478	10,859
Datacommunication	—	—	885	911	885	911

ARPU (in €)
Analog	9.66	9,69	10.10	11,21	9.77	10,06
Digital	8.92	9,83	12.81	12,49	10.48	11,23
Internet	26.77	22,28	34.63	27,55	33.98	27,12

     Operations.   Operations primarily include signal delivery fees paid to Kabel Deutschland and private successor network operators in Germany which now include Kabel Deutschland for city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relates to the repair and maintenance of our networks and other repair and maintenance expenses relating to our networks. Operating costs increased by 11.0% from €50,140,000 in 2003 to €55,649,000 in 2004. In the Netherlands operating costs increased in support of our volume growth to €19,388,000 in 2004 compared to €14,944,000 in 2003. In our German operations, operating costs increased by 3.0% from €35,196,000 in 2003 to €36,261,000 in 2004, mainly as a result of increase of signal delivery charges.

     Selling, general and administrative.   Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses increased by 3.0% from €28,807,000 in 2003 to €29,673,000 in 2004. In the year ended December 31, 2003, selling, general and administrative expenses related to Multikabel was €13,473,000 increasing in support of our volume growth to €15,344,000 for 2004. In our German operations, selling, general and administrative expenses decreased by 6.6% from €15,334,000 in 2003 to €14,329,000 in 2004, reflecting the impact of ongoing cost saving programs and lower bad debt expenses in 2004. In addition, we implemented certain organizational changes in 2004 in order to control our selling, general and administrative expenses. As a result, we expect selling, general and administrative expenses to decrease as a percentage in revenues in the future.

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

     Corporate overhead increased by 80.1% from €12,020,000 in 2003 to €21,646,000 in 2004. In 2004, the Company recorded charges of approximately €9.5 million in respect of professional fees related to the ongoing efforts to achieve financial restructuring of the Company. Of the €9.5 million, €6.5 million relates to the indemnification by PrimaCom, under the Senior and Second Secured Facility agreements, of costs incurred by the respective bank groups for their legal and accounting advice, together with the corresponding costs of PrimaCom’s own lawyers. The remaining € 3.0 million is in respect of professional fees related to the special investigation mandated by shareholders at the Company’s AGM in June 2004, the costs of a special audit regarding over-indebtedness, and contract release costs resulting from a change of satellite provider.

     Non-cash compensation expenses associated with our stock option plan decreased from €123,000 in 2003 to €36,000 in 2004. The primary factor responsible for the decline was the expiration of the vesting period of options issued at the IPO in February 1999 and a reduction in personnel and associated options.

     Depreciation and amortization. Depreciation and amortization decreased by 5.8% from €87,587,000 in 2003 to €82,521,000 in 2004. In 2003 we recorded a charge of approximately €3.0 million largely attributable to impairment in both Germany and the Netherlands on certain long-term assets associated with the digital cable business. No impairment charges were recorded in 2004.

     Operating profit. Operating profit increased by €1,830,000 from €19,394,000 in 2003 to €21,224,000 in 2004.

     Interest expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of debt issuance fees paid to obtain borrowings.

     In total, average indebtedness increased from €933,122,000 in 2003 to €968,320,000 in 2004. The primary factors responsible for the increase in average indebtedness were increased interest expenses related to the cash and the non-cash interest on the convertible second secured borrowings, the payments of deferred purchase obligations and the investments in selective upgrades of our networks in Germany. Interest expense increased by €9,690,000 or 8.6 % from €113,099,000 in 2003 to €122,789,000 in 2004. The primary factor responsible for the increased interest expense was the higher interest rates associated with the €375.0 million Convertible Second Secured Facility.

     The average amount outstanding under the revolving credit agreement decreased from approximately €501,480,000 in 2003 to €493,908,000 in 2004, primarily as a result of the lower overdraft levels and installment payments. The average cash interest rate on the revolving credit bank borrowings decreased from 4.62% in 2003 to 4.43% in 2004.

     The convertible second secured bank facility, which was entered into on March 26, 2002 had an initial borrowing of €375.0 million. The accrued non-cash interest was €122,089,000 at December 31, 2004. The average outstanding balance between January 1, 2004 and December 31, 2004 was €471,955,000. The average interest rate on the convertible second secured borrowings was 20.0% during the period from January 1, 2004 through December 31, 2004. Interest expense also includes non-cash amortization of other capitalized finance and legal fees of €6,693,000 and non-cash interest expense on the convertible second secured borrowings of €48,950,000.

     Other income (expense). Other expense includes €814,000 in Germany relating to cost of lawsuits filed in respect of the Second Secured Loan, and in the Netherlands to the write-off of €479,000 non-recoverable VAT related to pre-acquisition expenses, an impairment charge of €1,869,000 relating to the write-down of an investment offset by an income of €311,000 relating to dividend payments received from investments.

     Loss from continuing operations before income taxes and other items. Loss from operations before income taxes and other items increased by €10,669,000 from €93,747,000 in 2003 to €104,416,000 in 2004 for the reasons discussed in the above sections.

     Income tax benefit (expense). Income tax expense of €9,031,000 was recorded in 2004 compared to €24,291,000 in 2003. The tax expense in 2003 was related to additional valuation allowances related to the net deferred tax assets in Germany. In 2004, the tax expense is primarily due to the limited deductibility of interest expense.

     Net loss. Net loss decreased from €118,099,000 in 2003 to €113,530,000 in 2004.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure our financial performance by EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. A reconciliation between EBITDA and our operating profit or loss is detailed in Item 3 (a) at this filing. We believe that EBITDA is a meaningful measure of performance because this is the most commonly used measure in the cable television and broadband industry to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a US GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA decreased from €106,981,000 for 2003 to €103,745,000 for 2004, mainly due to the extraordinary high level of extra charges related to financial restructuring. As a percent of revenue, EBITDA decreased from 54.1% in 2003 to 49.3% in 2004 respectively. It is our goal to grow EBITDA while preserving our margins in the Netherlands and further improving them in Germany.

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

	2002	2003
Homes passed by coaxial 450 MHz networks	1,409,934	1,373,863
Analog cable television subscribers served by 450 MHz	915,026	891,570
Homes passed by fiber	568,024	583,008
Ready-for-service homes 862 MHz networks	448,088	463,153
Analog cable television subscribers served by 862 MHz	390,743	410,733
Digital television subscribers	11,628	12,183
Internet subscribers	53,545	86,338
Telephony subscribers	—	4,106
Data communication subscribers	832	932

Total revenue generating units	1,371,774	1,405,862

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

     For the year ended 2002 Multikabel contributed €17,711,000 of high-speed Internet access revenues compared to €26,140,000 in 2003. Strong growth in the subscriber base for this product also made a significant contribution. Total high-speed residential Internet subscribers in the Netherlands increased by 62.5% from 48,917 at December 31, 2002 to 79,493 at December 31, 2003. Penetration of high-speed Internet access customers from ready-for-service homes increased from 15.0% in 2002 to 24.2% in 2003. The average monthly revenue per subscriber decreased from €39.21 in 2002 to €34.63 in 2003 due to a rate decrease caused by increased competition in the broadband Internet sector.

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

     Other revenues increased from €12,908,000 in 2002 to €15,951,000 in 2003. Included in this category are revenues we receive in the Netherlands for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served 221 small-and medium-sized businesses and 611 schools at the end of 2002, which contributed €4,770,000 of revenue for the year ended December 31, 2002. At year-end 2003, Multikabel served 315 small-and medium-sized businesses and 617 schools, which contributed €6,216,000 to revenue in 2002. We supply 100% of the schools in the Netherlands. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. Throughout 2003, we faced some development pressures due to the economic circumstances in the business market. In the last quarter of 2003 we faced some positive developments and the number of quotations and orders grew. We expect this product offering to continue to grow at steady rates for the next few years as our penetration in the market of small- and medium-sized business increases. In addition to the above, other revenue in Germany and the Netherlands increased by €1,597,000 from €8.138.000 in 2002 to €9,735,000 in 2003, principally coming from increased carriage fees in Germany and the start-up of telephony in the Netherlands.

     The following table reconciles average revenue per subscriber (ARPU) to our US GAAP consolidated financial statements:

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

     Operations. Operations primarily include signal delivery fees paid to Kabel Deutschland and private successor network operators in Germany which now include Kabel Deutschland for city connections, Internet feed, copyright royalty expense, film license payments, labor and materials relates to the repair and maintenance of our networks and other repair and maintenance expenses relating to our networks. Operating costs decreased by 2.4% from €51,386,000 in 2002 to €50,140,000 in 2003. In the Netherlands operating costs increased slightly to €14,944,000 in 2003 compared to €14,935,000 in 2002. In our German operations, operating costs decreased by 3.4% from €36,451,000 in 2002 to €35,196,000 in 2003.

     Selling, general and administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services. Selling, general and administrative expenses decreased by 9.1% from €31,694,000 in 2002 to €28,807,000 in 2003. In the year ended December 31, 2002, selling, general and administrative expenses related to Multikabel was €12,809,000 compared to €13,473,000 for 2003. In our German operations, selling, general and administrative expenses decreased by 18.8% from €18,885,000 in 2002 to €15,334,000 in 2003, reflecting the impact of ongoing cost saving programs and lower bad debt expenses in 2003. In addition, we implemented certain organizational changes in 2003 in order to control our selling, general and administrative expenses. As a result, we expect selling, general and administrative expenses to decrease as a percentage in revenues in the future.

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

     Corporate overhead decreased by 39.6% from €19,889,000 in 2002 to €12,020,000 in 2003. Non-cash compensation expenses associated with our stock option plan decreased from €1,377,000 in 2002 to €123,000 in 2003. The primary factor responsible for the decline was the expiration of the vesting period of options issued at the IPO in February 1999 and a reduction in personnel and associated options. In addition during 2002 one-time debt refinancing charges of €2,432,000 were incurred relating to advisory fees and legal expenses in connection with the conversion of the Working Capital Facility into the Convertible Seconds Secured Loan agreement. Excluding the charge for non-cash compensation expenses and one time debt refinancing costs, corporate overhead decreased by €4,183,000 from €16,080,000 in 2002 to €11,897,000 in 2003, reflecting the effect of a cost reduction and centralization of function programs. We intend to keep the growth of corporate overhead expenses substantially below the growth in revenue, and, therefore, we expect corporate overhead as a percentage of revenues to continue to decline.

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

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure our financial performance by EBITDA. We define EBITDA as earnings (loss) before extraordinary items, cumulative effect of change in accounting principle, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. A reconciliation between EBITDA and our operating profit or loss is detailed in Item 3 (a) at this filing. We believe that EBITDA is a meaningful measure of performance because this is the most commonly used measure in the cable television and broadband industry to analyze and compare cable television and broadband companies on the basis of operating performance, leverage and liquidity. EBITDA is not a US GAAP measure of income (loss) or cash flow from operations and should not be considered as an alternative to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased from €79,073,000 for 2002 to €106,981,000 for 2003, primarily as a result of the price increases in analog TV and positive contribution of high-speed Internet access services and continuing cost reduction activities. As a percent of revenue, EBITDA improved from 43.4% in 2002 to 54.0% in 2003 respectively. It is our goal to continue to grow its EBITDA while preserving our margins in the Netherlands and further improving them in Germany.

B.	Liquidity and Capital Resources

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     Net cash provided by operating activities amounted to €34,814,000 in 2004 compared to €42,233,000 in 2003.

     For the year ended December 31, 2004, we used cash for investing activities of €33,642,000 compared to €32,470,000 in 2003. Net cash used in financing activities amounted to €5,189,000 in 2004 compared with €5,313,000 provided by financing activities in 2003.

     Of the approximately €33,732,000 we invested in capital expenditures for the year ended December 31, 2004, the majority was invested to improve the technical standards of our network in the Netherlands in order to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our networks in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service, taxation expenses, and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     We believe that EBITDA provides more meaningful measures of fixed cost coverage than does a deficiency of earnings to fixed charges. EBITDA amounts in each period are not solely available to satisfy cash interest expense and may also be required for other corporate purposes, including increases in working capital, principal payments on debt and capital expenditures. EBITDA for the year ended December 31, 2004, was €103,745,000. Included in interest expenses of €122,789,000 for the year ended December 31, 2004 is non-cash amortization of finance fees of €6,693,000 and €48,950,000 capitalized non-cash rate interest based on the convertible second secured facility and interest credit of €1,097,000 due to the change in the fair value of our interest rate caps and collars in the year ended December 31, 2004. A reconciliation between EBITDA and our operating profit or loss is detailed in the Item 3 (a) of this filing.

     At December 31, 2004, our aggregate consolidated indebtedness (bank and financial debts) was approximately €989,972,000, comprised of approximately €491,111,000 of senior bank debt, €497,089,000 of convertible second secured debt, €1,577,000 of capital leases obligations, and €195,000 of deferred purchase obligations. Our debt instruments are described below.

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

     In connection with the release of CVR’s on September 30, 2001 and December 31, 2001, the Company recorded €1,063,000 to other assets and additional paid in capital for the fair value of the CVR’s on those dates. The amount capitalized in other assets was amortized as bank debt interest straight-line over the remaining life of the Senior Working Capital Facility. Amortization expense relating to CVR’s included in other assets was approximately €19,000, €147,000 and €133,000 in 2001, 2002 and 2003, respectively. The remaining balance of €764,000 in other assets related to CVR’s was written off at the time of cancellation.

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

     The available commitment under the senior secured facility was reduced in quarterly amounts beginning March 31, 2003. Additionally, as part of our restructuring negotiations, we agreed to further reductions in the facility effective in July 2004. The table below reflects the remaining amounts of the facility as of December 31 of the years indicated:

		Available commitment (€)
•	December 31, 2004	506,111,111
•	December 31, 2005	448,333,333
•	December 31, 2006	390,555,556
•	December 31, 2007	318,333,333
•	December 31, 2008	214,333,333
•	December 31, 2009	—

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

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option.

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

     The potential loss of any additional contracts with housing associations in Germany or the continued loss of population in the New German States could result in adverse effects for our basic cable television business, our revenue and EBITDA.

     We also intend to increase the channels we offer our digital television subscribers in Germany and the Netherlands. We are also in the process of evaluating our digital television product offerings. The subscriber acceptance has not been as strong as expected and we continue to record significant losses. If we discontinue or reduce the offering to improve the short term prospects the long term upside could be significantly reduced. On the other hand if we promote and market more in the short term to ensure long term success we may suffer larger short term losses and we expect that the addition of channels will result in an increase in the number of subscribers who purchase our digital services. In Germany we will concentrate on consolidating the basic analog products and enhancing our Internet offerings. The offerings of new services on analog cable networks may have a significant impact on our future strategy.

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

F.	Tabular Disclosure of Contractual Obligations

     The following table represents our contractual obligations and other commercial commitments as of December 31, 2004:

	Payments Due by Period
	Total	Less than 1 year	1-3 years	4-5 years	After 5 years
	(Euro in thousands)
Bank and other debt	988,200	988,200	—	—	—
Signal Fees	87,279	25,088	43,556	14,338	4,297
Deferred Purchase Obligations	195	195	—	—	—
Operating Leases	19,864	5,794	10,287	2,429	1,354
Capital Lease Obligations	1,577	963	614	—	—
Film Contracts	1,350	550	800	—	—

Total Contractual Obligations	1,098,465	1,020,790	55,257	16,767	5,651

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

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

	Age	Position on the management board	Date of Appointment

Jens Kircher(1)	41	Chief Operating Officer	October 1, 2002

Hans Klose	55	Member of the management board	June 14, 2004

Tony Abraham Merin(2)	58	Member of the management board	June 14, 2004

Wolfgang Preuß	57	Chief Executive Officer	June 30, 2004

Stefan Schwenkedel(3)	45	Chief Financial Officer	March 1, 2002

(1)	Mr. Kircher left our management board on June 14, 2004.
(2)	Mr. Merin left our management board on November 15, 2004.
(3)	Mr. Schwenkedel left our management board on June 14, 2004.

     Prof. Dr. Schwenkedel was appointed Chief Strategy and Development Officer of PrimaCom AG as of March 1, 2002. With Paul Thomason’s resigning from PrimaCom AG as of September 30, 2002, Stefan Schwenkedel was appointed Chief Financial Officer as of October 1,.2002. Dr. Schwenkedel has served on our supervisory board as a vice chairman since December 31, 1998 until his resignation on February 28, 2002 and from 1997 until October 2000 he served as chairman of the supervisory board of AGFB, a principal shareholder of one of our predecessor companies until it was merged into us in October 2000. Since March 2000 until May 2002, he has also been the chairman of the supervisory board of F.A.M.E Film and Music Entertainment AG in Munich and since May 2001 until May 2002 he served as vice chairman of the supervisory board of Delta-System Media + Communication AG, Rödermark since September 2000, he has been a member of the supervisory board of 2Venture AG in Bonn. Since 1996, he has been professor of business administration and finance at the Fachhochschule Wiesbaden (University of Applied Sciences in Wiesbaden). From 1993 to 1996, he served as executive manager (chief financial officer) at Schöller-Budatej, the Hungarian subsidiary of Schöller Lebensmittel GmbH & Co. KG, a company of the Südzucker Group. During that time period, he was also a member of the supervisory board of MIRSA AG in Albertirsa in Hungary. Prior to 1993, amongst other employment, he worked in the German paper and printing industry. Dr. Schwenkedel left the management board on June 14, 2004.

     Dr. Jens Kircher joined PrimaCom on July 15, 2002 as Chief Technical Officer. He was appointed to our management board effective October 1, 2002 and assumed the duties of Chief Operating Officer. He studied physics in Karlsruhe, Corvallis and Stuttgart. After his postgraduate education, Dr. Jens Kircher was a visiting scientist in Berkeley working among other topics on optical data communication and a staff scientist at the Max-Planck-Institute for Solid State Research in Stuttgart working on superconductivity. After various assignments in the automotive sector with Mannesmann and Robert-Bosch GmbH, Dr. Kircher became senior officer at Bosch Broadband Networks. Among other things he was responsible for the development and marketing of the new broadband services and for corporate planning. Dr. Kircher left the management board on June 14, 2004.

     Hans Klose was appointed as member of PrimaCom’s management board on June 14, 2004. After he graduaded from the Fachhochschule Mainz, he worked at the Landesbank Rheinland-Pfalz inter alia at the loan department for medium sized companies. Since 1984 until 1992, Mr. Klose was head of finance at Süweda and had full power of attorney at Süweda AG. In addition, Mr. Klose was managing director of several associated companies of Süweda. Since 1992 Mr. Klose is managing partner at KVR GmbH, Ingelheim.

     Tony Abraham Merin was appointed as member of PrimaCom’s management board on June 14, 2004. Mr. Merin left the management board on November 15, 2004.

     Wolfgang Preuß was appointed as PrimaCom’s Chief Executive Officer on June 30, 2004. Mr.Preuß owns 13.61 % of the stocks of PrimaCom AG, and was for many years a member of the board of Süweda AG, which was one of the original parent companies of PrimaCom AG.

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

     Members of the supervisory board are currently divided into three classes with two members in Class A, five members in Class B and two members in Class C. The term of office of each member of Class A expires at the 2008 shareholders’ meeting to approve the actions taken by the supervisory board and the term of office of each member of Class B will expire at the 2006 shareholders meeting to approve the actions taken by the supervisory board except for Mr. Thoma and Mr. Eble, whose terms expire at the 2005 shareholders meeting to approve the actions taken by the supervisory board. The term of office of Class C will expire at the 2008 shareholders’ meetings to approve the actions taken by the supervisory board. Members of the supervisory board are elected to terms which expire at the shareholders meeting to approve the actions taken by the supervisory board during the fourth year subsequent to the beginning of their term of office. Members of the supervisory board replacing members of any class will have the term applicable to that class. German law provides that members of the supervisory board may be removed prior to the expiration of their terms by 75% of the votes cast at a general shareholders’ meeting.

     The members of the supervisory board can be reached at PrimaCom AG’s address. Set forth below is information with respect to the nine current members of our supervisory board.

	Age	Principal Occupation
Class A
Peter Bogner(1)	44	Chief Executive, The Bogner Organization
Shane O’Neill(2)	42	Chief Strategy Officer, UGC Europe and President, chellomedia n.v.
Bruno Kling	48	Consultant
Markus Straub	35	Member of the management board of “Schutzgemeinschaft der Kapitalanleger”

Class B
Dr. Christian Schwarz-Schilling(3)	74	Retired Minister in the government of the Federal Republic of Germany; International Arbitrator
Michael Moriarty(4)	43	Managing Director, UPC
Boris Augustin	36	Market maker, Archelon Deutschland GmbH
Prof. Dr. Helmut Thoma	65	Lawyer
Heinz Eble	54	Lawyer, law firm Kleber Eble Hock
Harald Petersen	38	Lawyer
Erwin Kleber	53	Lawyer, law firm Kleber Eble Hock

Class C
Brigitte Preuß	44	General Manager, Institut für Diagnostik, Präventiv- und Sportmedizin GmbH
Dr. Klaus von Dohnanyi(5)	74	Consultant
Christian Kleinsorge	41	Business man

(1)	Mr. Bogner left our supervisory board on June 8, 2004.
(2)	Mr. O’Neill left our supervisory board on June 8, 2004.
(3)	Dr. Schwarz-Schilling left our supervisory board on June 30, 2004.
(4)	Mr. Moriarty left our supervisory board on November 25, 2004.
(5)	Dr. von Dohnanyi left our supervisory board on June 30, 2004.

     Peter Bogner, has been a member of the supervisory board since August 28, 2001. Mr. Bogner is currently Chief Executive of The Bogner Organization, Santa Monica, California, and is a member of the supervisory board of the National Academy of Television Arts and Sciences. In December 1999, he became a consultant to UPC. From 1993 to 1997, Mr Bogner was responsible for international development and television strategy at Time Warner Inc. and was involved in the establishment of free and pay television platforms. In 1997, Mr. Bogner became a member of the Global Media Counsel of the United Nations. Mr. Bogner left our supervisory board on June 8, 2004.

     Shane O’Neill has served on our supervisory board since August 28, 2001. He joined UPC, which is a wholly owned subsidiary by UGC, as managing director, strategy, acquisitions and corporate development in November 1999. Prior to joining UPC, Mr. O’Neill spent seven years at Goldman Sachs in the New York, Sydney and London offices. Most recently, Mr. O’Neill was an executive director in the advisory group for Goldman Sachs in London where he worked on a number of mergers and acquisitions and corporate finance transactions for companies in the communications industry, including UPC. Prior to joining Goldman Sachs, Mr. O’Neill spent four years at Macquarie Bank in Sydney as well as three years at KPMG in Dublin where he qualified as a chartered accountant. Mr. O’Neill left our supervisory board on June 8, 2004.

     Bruno Kling has served on our supervisory board on December 9, 2004. Mr. Kling is the founder and the chairman of the FRIMAG AG in Frankfurt am Main, Germany. He is a consultant in the stock exchange and venture capital sector. Before he served as a member of the management board of the Kling Jelko AG, which had its IPO in

1998. Prior to joining Kling Jelko AG, Mr. Kling was managing director at “Bruno Kling Börsenmakler GmbH”. Mr. Kling had spent eight years as market trader for Deutsche Girozentrale Frankfurt and Commerzbank Frankfurt.

     Markus Straub has been a member of the supervisory board since June 8, 2004. Mr. Straub is the vice chairman of the management board of the Schutzgemeinschaft der Kapitalanleger e.V. (SdK).

     Dr. Christian Schwarz-Schilling has served on our supervisory board as its chairman since December 31, 1998. He resigned from his office as chairman on April 21, 2004. He continues to hold his office as supervisory board member. From 1996 to 1998, he was the head of the advisory committee of Aquila Beteiligungs GmbH. From 1993 to 1997, he was chairman of the supervisory board of Grundig AG and since 1993 he has served as the managing director of Dr. Schwarz-Schilling & Partner Telecommunications Consulting GmbH. Since 1995, he has been an international mediator for the Federation Bosnia-Herzegovina. Since 1995 Dr. Schwarz-Schilling has been a deputy member of the Foreign Affairs Committee of the German Parliament and from 1995 to 1998, he was the chairman of the subcommittee for Human Rights and Humanitarian Aid, and since 1998 the vice chairman of that committee. From 1994 to 1995, he was a member of the Foreign Affairs Committee of the German Parliament and from 1993 to 1998, he has served as a deputy member of the Committee for Economics of the German Parliament. From 1982 to 1992, he was the Federal Minister of Post and Telecommunications of the Federal Republic of Germany and has been serving as a Member of the German Parliament since 1976. From 1957 to 1982, he was managing director of the family-owned Sonnenschein Akkumulatorenfabrik Berlin/Büdingen GmbH. Since 1999, he has also been chairman of the supervisory board of Mox Telecom AG and is a director of 2 Venture AG. Dr. Schwarz-Schilling left our supervisory board on June 30, 2004.

     Michael Moriarty has served on our supervisory board since June 5, 2002. He is the Managing Director of Investments and Corporate Development for UPC. From 1998 to 2000 he was the Managing Director of UPC in Hungary. From 1997 to 1998 Michael Moriarty was the Managing Director of UPC Slovakia and Romania. He was also Vice President Operations for UPC Central Europe from 1995 to 1997. Prior to joining UPC, Michael Moriarty was Director of Finance for Kabelkom in Hungary which was owned by UPC’s parent company UGC. Before joining UGC, Michael Moriarty held a variety of positions at Westinghouse Broadcasting (USA) for nine years. Michael Moriarty hols an MBA in Finance and was in various positions responsible for the preparation of financial statements and liasing with external auditors. Mr. Moriarty left our supervisory board on June 25, 2004.

     Boris Augustin has served on our supervisory board since December 30, 1998. On June 30, 2004 Mr. Augustin was elected as second vice chairman of the supervisory board. Since October 1, 1998, he has been employed by Archelon Deutschland GmbH, engaged in EUREX market making operations. From 1994 to 1998, he worked in the financial services industry, including derivatives trading with Lehman Brothers Bankhaus AG, Banque National de Paris (Deutschland) OHG, and Banque Paribas (Deutschland) OHG. Mr. Augustin is the son of a sister of Wolfgang Preuß, who is a significant shareholder of ours.

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

     Harald Petersen became a member of the supervisory board of PrimaCom on July 15, 2004. Mr. Petersen is member of the management bord of the Schutzgemeinschaft der Kapitalanleger e.V. (SdK).

     Erwin Kleber has served on our supervisory board since June 29, 2004. From 1982 Mr. Kleber has been practicing law in Mainz. He served as vice chairman of the supervisory board of Süweda Elektronische Medien- und Kabelkommunikations-AG in Mainz from 1986 until 1997. From 1988 until 1998, Mr. Kleber has been a member of the management board of AGFB in Mainz. Mr. Kleber had been a member of the supervisory board of Brandenburgische Bau AG in Brandenburg from 1994 until 1998. During 1995 until 1998, Mr. Kleber was the chairman of the supervisory board of the Brandenburgische Bau AG. Since 1999, Mr. Kleber is lawyer and businessman.

     Dr. Klaus von Dohnanyi has served on our supervisory board, the executive committee of KabelMedia or a predecessor body carrying out comparable functions since January 1996. In 1998, he was chairman of the supervisory board of KabelMedia and from December 31, 1997 until 1998 he was chairman of the executive committee of KabelMedia. Dr. von Dohnanyi has been vice chairman of the supervisory board since December 10, 2002. He resigned from his office as vice chairman on April 21, 2004. He continues to hold his office as supervisory board member. Between 1954 and 1960, he worked for Ford Motor Company, both in the United States and Germany. From 1960 to 1968, Dr. von Dohnanyi was a co-owner and managing director of the Institut für Marktforschung und Unternehmensberatung Infratest, Munich (Market and Social Research, Infratest) and, between 1968 and 1969, he was Permanent Secretary at the German Ministry of Economics. Dr. von Dohnanyi was a Member of Parliament in Bonn from 1969 to 1981, Parliamentary Undersecretary from 1969 to 1972, and Minister for Science, Technology and Education from 1972 to 1974. From 1976 to 1981, he was Deputy Foreign Minister (Staatsminister), in Bonn (in charge of European affairs). From 1981 to 1988, he was Governor of the City State of Hamburg. From 1990 to 1994, Dr. von Dohnanyi was chairman of the board of TAKRAF Heavy Machinery, Leipzig, and since 1994 he has been a special advisor to the board of directors of the Treuhandanstalt (since January 1, 1995, Bundesanstalt für Vereinigungsbedingte Sonderaufgaben) in Berlin. Dr. von Dohnanyi is chairman of Kirow AG and Wegweiser GmbH and a director of a:prico AG. Dr. von Dohnanyi left our supervisory Board on June 30, 2004.

     Brigitte Preuß, the wife of Wolfgang Preuß, one of major shareholders of PrimaCom, has served on our supervisory board since December 30, 1998 and as the general manager of Institut für Diagnostik, Präventiv- und Sportmedizin GmbH since 2003. From July 1984 to December 1992, she served in various positions at Süweda.

     Christian Kleinsorge has served on our supervisoy board since September 13, 2004. Mr. Kleinsorge is managing partner of Aetna Beteiligungsgesellschaft.

     Wolfgang Preuß became a member of our supervisory board on June 8, 2004. Mr.Preuß owns 13.61 % of the stocks of PrimaCom AG, and was for many years a member of the board of Süweda AG, which was one of the original parent companies of PrimaCom AG. Mr. Preuß has left our supervisory board on June 30, 2004. On that date Mr. Preuß was appointed as Chief Executive Officer of the Company.

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

     For the year ending December 31, 2004, we paid an aggregate of €2,734,760 in cash compensation to Hans Wolfert, former member of the management board, Stefan Schwenkedel, Jens Kircher and Tony Merin — who have left the management board in 2004 — as well as the current management board members Wolfgang Preuß and Hans-Werner Klose for their services as a member of the management board of the Company. We do not provide pension, retirement or similar benefits for the members of our management board.

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

     Audit committee

     The audit committee consists of Mr. Augustin, Mr. Eble and Mr. Straub. The purpose of the audit committee to assist the supervisory board in fulfilling its responsibilities to oversee the accounting and financial reporting processes at the Company. These include the oversight of the quality and integrity the Company’s consolidated financial statements and related disclosure, the performance of its internal control and risk management and audit functions. The committee further oversees the performance, qualifications and independence of the external auditor. The committee also meets with representatives of management and the external auditor at least twice annually.

     Agreements with directors

     Not applicable.

D.	Employees

     At December 31, 2004, we had 427 full-time and approximately 62 part-time employees in Germany and 206 full-time and 150 part-time employees in the Netherlands. Our employees in Germany are not covered by a collective bargaining agreement. However, 125 of our employees in Germany have voted to be represented by works councils. 143 of our employees in the Netherlands are covered by a collective labor agreement and have elected a works council.

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

     The options granted under the stock option plans vest over a three-year period. One third of the options vest on the first anniversary of the grant and the remaining options vest in equal monthly amounts over the next two years. The vested options are exercisable after the second anniversary of the grant. If the participant’s employment agreement terminates before the options vest in full, the participant’s options will be vested only in the portion of options computed by multiplying 1/36 times the number of full months of employment between the date of option grant and the date of termination. The options granted under the universal stock option plan permit participant employees to purchase shares having an aggregate exercise price ranging between 50% and 100% of the participant’s annual base salary at the date of option grant, depending on his term of employment with us or one of our subsidiaries preceding the option grant. The number of options granted to an executive participant is dependent on that participant’s position in our organization. Each of the members of the management board is entitled to options for 100,000 shares. The options granted to other executives are for between 5,000 and 35,000 shares. At December 31, 2004, there were a total of 260,074 options outstanding under the two plans at a weighted average exercise price of €21.09.

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

     The following table sets forth certain information regarding the beneficial ownership of our ordinary bearer shares by: (1) each person known by us to own beneficially 5% or more of our ordinary bearer shares; and (2) all members of our management and supervisory boards as a group. Our major shareholders do not have different voting rights. Based on information provided by the Bank of New York, as Depositary, we believe that 2,703,604 or approximately 13,7% of our shares are held in the form of depositary shares in the United States by six holders of record.

     Except as indicated in the footnotes to this table, to our knowledge the persons named in the table have sole voting and investment power with respect to the shares shown as beneficially owned by them, subject to community property laws where applicable. Except as noted, the address of each of the persons named in the table is c/o PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz, Germany.

	Number of
Shareholders	shares	In %
United Pan Europe Communication NV (UPC)(1)	4,950,039	25.00
Wolfgang Preuß	2,695,413	13.61
Supervisory board/Management board(2)	218,199	1.10
Free Float	11,934,901	60.28

Total shares in circulation	19,798,552	100.00

Free Float according to the definition of the German Stock Exchange(3)	11,986,103	60.54

(1)	Refer to notification pursuant to sections 21, 22 Securities Trading Act (“STA”).
(2)	Management and supervisory board.

		Number of
		shares	In %
Management board	Hans-Werner Klose	4,630	0.16
	Wolfgang Preuß	2,695,413	92.51
Supervisory board	Boris Augustin	3,464	0.12
	Heinz Eble	39,358	1.35
	Erwin Kleber	3,750	0.13
	Christian Kleinsorge	—	—
	Bruno Kling	—	—
	Harald Petersen	—	—
	Brigitte Preuß(2.1)	166,997	5.73
	Markus Straub	—	—
	Prof. Dr. Helmut Thoma	—	—

	Total	2,913,612	100.00

	Total excluding Wolfgang Preuß	218,199

(2.1)	The 166,997 shares of Brigitte Preuß are held by Wolfgang Preuß in trust for Brigitte Preuß and over which they have joint voting power.
(3)	Free Float according to definition of the German Stock Exchange.

	Number of shares	In %
Free Float	11,934,901	60.28
Executives and Directors	218,199	1.10
Brigitte Preuß	(166,997)	(0.84)

Total shares in circulation	11,986,103	60.54

Directors’ Dealings

	December 31, 2004		December 31, 2003		Change
	shares	options	shares	options	shares	options
Executive Board
Dr. Jens Kircher (1)	—	100,000	—	100,000	—	—
Hans-Werner Klose (2)	4,630	—			—	—
Wolfgang Preuß (3)	2,695,413	—			—	—
Prof. Dr. Stefan Schwenkedel (4)	—	100,000	—	100,000	—	—

Supervisory board
Heinz Eble, Chairman	39,358	—	39,358	—	—	—
Prof. Dr. Helmut Thoma, Vice Chairman	—	—	—	—	—	—
Boris Augustin, Vice Chairman	3,464	—	3,464	—	—	—
Peter Bogner (5)	—	—	—	—	—	—
Dr. Klaus von Dohnanyi (6)	—	—	—	—	—	—
Erwin Kleber (7)	3,750	—			—	—
Christian Kleinsorge (8)	—	—			—	—
Bruno Kling (9)	—	—			—	—
Michael Moriarty (10)	—	—	—	—	—	—
Shane O’Neill (11)	—	—	—	—	—	—
Harald Petersen (12)	—	—			—	—
Brigitte Preuß (13)	166,997	—	166,997	—	—	—
Dr. Christian Schwarz-Schilling (14)	—	—	—	—	—	—
Markus Straub (15)	—	—			—	—

Total	2,913,612	200,000	209,819	200,000	—	—

(1)	Dr. Jens Kircher left the management board on June 14, 2004. At this time he had 100,000 options but no shares.
(2)	Mr. Hans-Werner Klose was appointed to the management board effective June 14, 2004. At this date he had 4,630 shares.
(3)	Mr. Wolfgang Preuß was appointed to the supervisory board effective June 8, 2004. At this date he had 2,695,412 shares but no options. Mr. Preuß retired from the Superisory Board on June 30, 2004 and was appointed at this date as Chief Executive Officer of the management board. At this date he had 2,695,412 shares but no options.
(4)	Prof. Dr. Stefan Schwenkedel left the management board on June 14, 2004. At this date he had no shares and 100,000 options.
(5)	Mr. Peter Bogner left the supervisory board on June 8, 2004. At this time he had no shares and no options.
(6)	Dr. Klaus von Dohnany left the supervisory board on June 30, 2004. At this time he had no shares and no options.
(7)	Mr. Erwin Kleber was appointed to the supervisory board effective June 29, 2004. At this date he had 3,750 shares but no options.
(8)	Mr. Christian Kleinsorge was appointed to the supervisory board effective September 13, 2004. At this date he had no shares and no options.
(9)	Mr. Bruno Kling was appointed to the supervisory board effective December 9, 2004. At this date he had no shares and no options.
(10)	Mr. Michael Moriarty left the supervisory board effective June 25, 2004. At this date he had no shares and no options.
(11)	Mr. Shane O’Neill left the supervisory board effective June 8, 2004. At this date he had no shares and no options.
(12)	Mr. Harald Petersen was appointed to the supervisory board effective July 14, 2004. At this date he had no shares and no options.
(13)	The shares held by Mrs. Brigitte Preuß are held in trust for her by Mr. Wolfgang Preuß. They have shared voting power over these shares.
(14)	Dr. Christian Schwarz-Schilling left the supervisory board on June 30, 2004. At this time he had no shares and no options.
(15)	Mr. Markus Straub was appointed to the supervisory board on June 8, 2004. At this time he had no shares and no options.

B.	Related Party Transactions

     The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company paid Mediakabel digital cable services fees of approximately €2,575,000, €2,700,000, €900,000 and €410,000 in 2001, 2002 2003 and 2004, respectively. These costs are exclusive of content costs or license fees. The considerable decrease of the service fees is caused by reorganizing the operations within Mediakabel and with the (temporary) cancellation of the interactive and pay-per-view services within the digital offer.

     The Company has started to build its own digital headend and will transmit the digital streams and conditional access from Alkmaar in the course of 2005. During 2005 Mediakabel will remain operational to the Company as a back up for the new digital headend systems.

     The Company uses services of BFE Nachrichtentechnik GmbH for installation, repair and maintenance of cable networks, which is indirectly owned by Mr. Wolfgang Preuß. In 2003 and 2004, the Company paid approximately €481,000 and €481,000, respectively, for these services.

     Mr. Wolfgang Preuß, who has been a member of our supervisory board from June 8, 2004 until June 30, 2004 and a member of our management board from June 30, 2004, is also a member of the management board of TEKOMAG AG, which provides certain services to the Company pursuant to the resolution of the supervisory board dated July 15, 2004. For the year ended December 31, 2004, the total payments to TEKOMAG AG were approximately €11,300.

     Law firm Rechtsanwälte Kleber Eble & Hock, which is owned by, among other, two members of our supervisory board, Mr. Heinz Eble and Mr. Erwin Kleber, provides legal services to the Company. For the years ended December 31, 2004, the total payments to Rechtsanwälte Kleber Eble & Hock were approximately €137,600.

     Mr. Manfred Preuß, a brother of Mr. Wolfgang Preuß, provides certain services to the Company pursuant to a contract dated July 15, 2004. For the year ended December 31, 2004, the total payments to Mr. Manfred Preuß were approximately €286,000.

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

	Nasdaq		Frankfurt Stock Exchange
	Nasdaq / OTC BB		Frankfurt Stock Exchange
	High	Low	High	Low
	(in U.S.$)		(in €)
Annual highs and lows
1999 (from February 22, 1999)	29.63	15.00	64.00	29.50
2000	50.00	5.13	99.00	11.60
2001	8.00	1.40	17.90	2.38
2002	1.75	0.15	3.80	0.31
2003	0.78	0.17	1.41	0.31
2004	1.38	0.15	2.28	0.26

Quarterly highs and lows
2001
First Quarter	8.00	5.38	17.90	10.60
Second Quarter	6.63	3.70	15.50	8.10
Third Quarter	4.70	2.00	12.45	2.38
Fourth Quarter	2.40	1.40	5.60	2.68

Quarterly highs and lows
2002
First Quarter	1.750	0.650	3.80	1.34
Second Quarter	0.850	0.210	1.70	0.54
Third Quarter	0.289	0.150	0.60	0.31
Fourth Quarter	0.303	0.157	0.61	0.32

Quarterly highs and lows
2003
First Quarter	0.244	0.187	0.45	0.35
Second Quarter	0.360	0.171	0.61	0.31
Third Quarter	0.717	0.259	1.41	0.45
Fourth Quarter	0.775	0.493	1.32	0.79

Quarterly highs and lows
2004
First Quarter	0.596	0.410	0.94	0.65
Second Quarter	0.876	0.155	1.44	0.26
Third Quarter	1.378	0.763	2.24	1.24
Fourth Quarter	1.136	0.662	1.70	1.01

Monthly highs and lows
2004
September	1.033	0.763	1.70	1.24
October	0.917	0.669	1.49	1.02
November	0.967	0.652	1.50	1.01
December	1.136	0.736	1.70	1.11

	Nasdaq		Frankfurt Stock Exchange
	Nasdaq / OTC BB		Frankfurt Stock Exchange
	High	Low	High	Low
	(in U.S.$)		(in €)
2005
January	1.917	1.006	2.94	1.37
February	3.771	2.183	5.90	3.37
March1 until March 22	3.269	2.682	4.89	4.00

B.	Plan of Distribution

     Not applicable.

C.	Markets

     The information required by this item is set forth in 9.A above.

D.	Selling Shareholders

     Not applicable.

E.	Dilution

     Not applicable.

F.	Expenses of the Issue

     Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

     Not applicable.

B.	Memorandum and Articles of Association

     We are filing our amended articles of association as Exhibit 3.1 to this Form 20-F.

C.	Material Contracts

     Our material contracts are described in Item 4.B above.

D.	Exchange Controls

     Capital transfer or money transfer restrictions are possible in Germany on the basis of United Nations, European Union, European Community and national authorities. In essence, restrictions are possible only in the area of financial sanctions. Such restrictions are significantly governed by EU and or EC laws. It applies accordingly there are in principle no restrictions on capital or payment transactions between the EC and third party countries.

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

     Taxation of dividends.  Subject to the discussions below relating to passive foreign investment companies, a United States holder will be required to include in gross income as a dividend when received (or in the case of ADSs, when received by the Depositary) the gross amount of any cash or the fair market value of any property distributed by us in respect of our shares, including the amount of any German tax withheld to the extent of our current and accumulated earnings and profits as determined under United States federal income tax principles, which may include certain earnings and profits accumulated by our predecessors. Dividend distributions in respect of shares and ADSs will constitute foreign source income. Dividends paid in any currency other than U.S. dollars will be translated into U.S. dollars at the spot rate on the date the dividends are received (which for holders of ADSs, would be the date such dividend is received by the Depositary), regardless of whether the dividends are in fact converted into U.S. dollars on that date.

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

     The Treaty.  Under German law, German corporations were required to withhold tax on a distribution in 2001 of profits earned prior to 2001 in an aggregate amount equal to 26.375% of the gross amount paid to resident and nonresident stockholders, consisting of a 25% withholding tax plus a 5.5% surtax thereon. German corporations must withhold tax at a rate of 21.1%, consisting of 20% withholding tax and a 5.5% surtax thereon. In the case of a United States holder, the German withholding tax is partially refunded under the Treaty to reduce the withholding tax to 15% of the gross amount of the dividend. In addition, so long as the German imputation system provides German resident individual stockholders with a tax credit for corporate taxes with respect to dividends paid by

German corporations, the Treaty provides that United States holders are entitled to a further refund equal to 5% of the gross amount of the dividend. The German imputation system was abolished in 2002 and consequently this amount will no longer be refundable as from 2002.

     Thus, for each $100 of gross dividend paid by us to a United States holder in 2004, such holder will initially receive $79.90 ($100 less 21.1 withholding tax). If the United States holder also applies for the available refunds under the Treaty German withholding tax is effectively reduced to $15 and the cash received per $100 of gross dividend is $85. Thus, for each $100 of gross dividend, the United States holder will include $100 in gross income and will be entitled to a foreign tax credit of $15, subject to the general limitations of United States federal income tax law.

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

     U.S. holders may obtain an IRS Form 6166, which is a certification of the United States Residency holders’ United States residence under the income tax laws of the United States issued by the United States Holder’s United States residence under the income tax laws of the United States issued by the United States Internal Revenue Service (“IRS”), by filing with the IRS Form 8802, Application for United States Residency Certification, and including the information required by Form 8802 and attaching any documentation that may be required to that reqired by Form 8802 and attaching any documentation that may be required to that Form, and making the required certification statement. Form 8802 must be signed by the U.S. holder under penalties of perjury. Details of the information, documentation, and certification statements required by Form 8802 are contained in Form 8802, the Instructions for Form 8802, and IRS Publication 686, Certification for Reduced Rates in Tax Treaty Countries (June 2004), and all of which may be obtained from the IRS at www.irs.gov. Form 8802, with any attached documentation, may be filed by mail by sending them to: Internal Revenue Service, Philadelphia Service Center, U.S. Residency Certification Request, P.O. Box 16347, Piladelphia, PA 19114-0447, U.S.A. Alternatively, Form 8802 and its attached documentation may be submitted by facsimile to: 215-516-1035 or 215-516-2485. Form 616 certifies that the U.S. holder to which it has been issued is a U.S. tax resident for the current calendar year and, if desired, for one or more prior calendar years.

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

     Subject to the limitations and conditions set forth in the Code, United States holders may claim a credit against their United States federal income tax liability for German tax withheld from dividends or German tax imposed on capital gains, if any, or, if they do not elect to credit any foreign income tax for the taxable year, they may deduct such tax. For purposes of the foreign tax credit limitation, foreign source income is classified into one of several baskets, and the credit for foreign taxes on income in any basket is limited to United States federal income tax allocable to that income. Dividends or capital gains will generally constitute “passive income” or “financial services income” for purposes of the foreign tax credit limitation. For taxable years of United States holders beginning after December 31, 2006, dividends or capital gains will generally constitute “passive income” or “general category income” for purposes of the foreign tax credit limitation. Dividends will generally constitute foreign source income and currency gains and capital gains will generally constitute United States source income. Capital loss will generally be allocated against United States source income. Because capital gains will generally constitute United States source income, as a result of the United States foreign tax credit limitation, any German or other foreign income tax imposed upon capital gains in respect of the shares may not be currently creditable unless a United States holder had other foreign source income for the year in the appropriate foreign tax credit limitation basket.

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

     Taxation of dividends — Dividends distributed after December 31, 2001. Only half of the dividends paid to individual shareholders resident in Germany (i.e. having their domicile or habitual abode in Germany) will be subject to income tax (plus solidarity surcharge at a rate of 5.5% thereon) (so-called “half-income-method”). Correspondingly, only half of the expenses associated with each shareholder’s participation are tax deductible. Shares held as private assets shall, however, only be subject to tax if the dividend payments together with other investment income up to and including 2003 exceed the amount of €1,601 (€3,202 for spouses filing jointly) and from January 1, 2004 the amount of €1,370 (€2,740).

     If the shareholder is a corporation with its statutory seat or place of management in Germany, 95 % of the dividends received will not be subject to tax at its level. This applies only for trade tax, however, if the participation held amounts to at least 10% at the beginning of the respective calendar year. If the shareholder is a bank or financial services institution within the meaning of section 1 subsection 12 of the German Banking Act, and the shares are accounted for in the trading books (Handelsbuch), then dividends are fully taxable. This is also true with respect to shares purchased by a finance company (as defined by the Banking Act) with the aim of making short-term gains on such company’s own account. The same rules apply to banks, financial services institutions and finance companies having their seat in a member state of the European Community or another country that is a signatory to the Treaty on the European Economic Area. An exemption of dividend income from trade tax is only granted if, at the beginning of the year, the shareholder held at least 10% of the registered share capital of the corporation distributing such dividends.

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

     Taxation of capital gains — Disposals from 2002 onwards. Half of the capital gains derived from the sale of shares held by a shareholder resident in Germany as part of the business assets or by a shareholder not resident in Germany as part of the assets of a permanent establishment in Germany are subject to taxation at the full tax rate.

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

     If the participation amounts to at least 25%, only 60% of the participation value in excess of €256,000 will be subject to tax.

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

								Fair Value
	2005	2006	2007	2008	2009	2010	Total	December 31, 2004
Variable-Rate Revolving Credit Facility (€ in thousands). Floating Rate Index LIBOR plus 0.50% - 2.25%	491,111	—	—	—	—	—	—	491,111

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITIES HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

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

     The members of the audit committee have extensively knowledge of financial and economical matters. However, currently no member of the supervisory board meets all criteria for the financial expert as defined in the Corporate Governance Code. Therefore no audit committee financial expert has been currently designated.

ITEM 16B.	CODE OF ETHICS

     We have adopted a code of ethics that applies to our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. We believe our code of ethics is substantially compliant with the definition of “code of ethics” contained in Item 16B of Form 20-F, but we cannot give assurance that it fully meets that definition. A copy of our code of ethics may be obtained without charge upon request. To request a copy of our code of ethics, please contact PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz, Germany.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Accountant fees and Services:	2003	2004
	(in Euro)	(in Euro)
(1) Audit Fees	478,400	486,100
(2) Audit Related Fees.	7,000	—
(3) Tax Fees	122,800	160,400
(4) All Other Fees	—	36,400

Total	608,200	682,900

     Audit Fees

     Our audit fees for 2004 were €486,100 and for 2003 were €478,400.

     Audit-Related Fees

     We had no audit-related fees for 2004.

     Tax Fees

     Our tax fees for 2004 were €160,400 and for 2003 were €122,800. Tax fees for those years included fees in respect of income tax consulting and compliance services.

     All Other Fees

     Our other fees in respect of products or services provided by the principal accountant for 2004 were €36,400.

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

     All services performed in 2004 by our independent external auditor were in compliance with the pre-approval policy. In 2004, approximately 1% of the total fees paid to our independent auditors were approved pursuant to the “de minimis” test.

PART III

ITEM 17.	FINANCIAL STATEMENTS

     Not applicable.

ITEM 18.   FINANCIAL STATEMENTS

See pages F-1 to F-26

ITEM 19.	EXHIBITS

Exhibit
Number	Description of Exhibit
3.1*	English translation of the Articles of Association
3.2*	Standing Orders for the management board
3.3*	Rules for Procedure of the supervisory board
8.1**	List of subsidiaries
12.1	Certification of Stefan Schwenkedel pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Jens Kircher pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications filed pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on April 2, 2003.

**	Incorporated by reference to Item 4.C.

SIGNATURES

     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

PRIMACOM AG

/s/ Hans-Werner Klose
	Name:	Hans-Werner Klose
	Title:	Member of the management board

/s/ Wolfgang Preuß
	Name:	Wolfgang Preuß
Date: March 31, 2005	Title:	Chief Executive Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors,
PRIMACOM AG

     We have audited the accompanying consolidated balance sheets of PrimaCom AG and subsidiaries as of December 31, 2002, 2003 and 2004 and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in Germany. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting on a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of PrimaCom AG and subsidiaries at December 31, 2002, 2003 and 2004 and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

     The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company incurred recurring losses in each of the three years in the period ended December 31, 2004 and has a working capital deficiency and a shareholders’ deficit as of December 31, 2004. In addition, the Company has substantial debt obligations, which contain specific financial covenants. Management anticipates that the Company will not be able to comply with certain of these covenants in 2005, which could result in the debt obligations becoming immediately payable to its lenders. In the case of a violation of a debt covenant, a waiver will need to be obtained from the lenders. Management anticipates that it will not be able to obtain waivers if a violation of these covenants occurs. Finally, as a result of the non-payment of interest of the Second Secured Loan as more fully described in Note 1, certain of the Company’s debt has become due and payable in 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans as to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of these uncertainties.

               /s/ ERNST & YOUNG
ERNST & YOUNG AG
Wirtschaftsprüfungsgesellschaft

Frankfurt am Main, Germany
March 31, 2005

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	Euro	Euro	Euro	U.S.$
				(unaudited)
Revenues	182,042	197,948	210,713	285,263
Operating costs and expenses:
Operations	51,386	50,140	55,649	75,338
Selling, general and administrative	31,694	28,807	29,673	40,171
Corporate overhead	17,457	12,020	21,646	29,304
Debt refinancing	2,432	—	—	—
Depreciation and amortization	95,943	87,587	82,521	111,717

Total	198,912	178,554	189,489	256,530

Operating profit (loss)	(16,870)	19,394	21,224	28,733
Interest expense:
Convertible Second Secured Loan non-cash interest	31,079	42,060	48,950	66,269
Other bank interest and other interest	78,342	71,039	73,839	99,963

Total	109,421	113,099	122,789	166,232
Other expense	993	42	2,851	3,860

Loss from operations before income taxes and other items	(127,284)	(93,747)	(104,416)	(141,359)
Income tax benefit (expense)	(10,980)	(24,291)	(9,031)	(12,226)

Loss from operations before minority interest and equity earnings	(138,264)	(118,038)	(113,447)	(153,585)
Minority interest in net income of subsidiaries	(63)	(61)	(83)	(112)

Net loss	(138,327)	(118,099)	(113,530)	(153,697)

Loss per share:
Basic and diluted:

Net loss	(6.99)	(5.97)	(5.73)	(7.76)

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(in thousands)

	December 31,
	2002	2003	2004	2004
	Euro	Euro	Euro	U.S.$
				(unaudited)
Cash and cash equivalents	802	5,252	1,235	1,672
Trade accounts receivable — net	6,876	6,362	4,080	5,523
Other current assets	8,735	9,023	6,280	8,501

Total current assets	16,413	20,637	11,595	15,696

Property and equipment — net	520,225	469,598	427,166	578,297
Goodwill — net	359,686	359,710	359,710	486,975
Other intangibles — net	47,890	44,703	39,397	53,336
Deferred income tax assets	93,715	70,370	57,695	78,107
Other assets	47,789	40,744	31,375	42,476

TOTAL ASSETS	1,085,718	1,005,762	926,938	1,254,887

Accounts payable	16,147	12,357	11,457	15,510
Accrued expenses	42,847	53,647	56,465	76,442
Deferred revenue	1,610	2,103	2,076	2,810
Deferred purchase obligations	456	838	195	264
Sale-leaseback obligations — current	2,713	1,327	966	1,308
Bank and other debt — current	309	—	988,200	1,337,825

Total current liabilities	64,082	70,272	1,059,359	1,434,159

Sale leaseback — obligations	2,903	1,577	611	827
Deferred income tax liability	82,544	75,853	64,958	87,940
Convertible Second Secured Loan	406,079	448,139	—	—
Revolving credit facility and other debt	496,795	494,500	—	—

TOTAL LIABILITIES	1,052,403	1,090,341	1,124,928	1,522,926

Minority interest	273	351	434	588

SHAREHOLDERS’ EQUITY/DEFICIT
Common stock — €2.56 par value
Authorized — 31,692,792
Issued — 19,798,552	50,582	50,614	50,614	68,521
Additional paid-in capital	361,131	361,226	361,262	489,076
Accumulated deficit	(378,671)	(496,770)	(610,300)	(826,224)

TOTAL SHAREHOLDERS’ EQUITY/DEFICIT	33,042	(84,930)	(198,424)	(268,627)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY/DEFICIT	1,085,718	1,005,762	926,938	1,254,887

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY/DEFICIT
(in thousands)

		Additional Paid-In		Total
	Registered Capital	Capital	Accumulated Deficit	Shareholders' Equity
	Euro	Euro	Euro	Euro
Balance at December 31, 2000	50,582	354,838	(136,236)	269,184
Release of contingent value rights	—	1,063	—	1,063
Stock option compensation	—	3,853	—	3,853
Net loss	—	—	(104,108)	(104,108)

Balance at December 31, 2001	50,582	359,754	(240,344)	169,992
Stock option compensation	—	1,377	—	1,377
Net loss	—	—	(138,327)	(138,327)

Balance at December 31, 2002	50,582	361,131	(378,671)	33,042
Stock option compensation	—	123	—	123
Sale of treasury shares	32	(28)	—	4
Net loss	—	—	(118,099)	(118,099)

Balance at December 31, 2003	50,614	361,226	(496,770)	(84,930)
Stock option compensation	—	36	—	36
Net loss	—	—	(113,530)	(113,530)

Balance at December 31, 2004	50,614	361,262	(610,300)	(198,424)

See accompanying notes to consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Years ended December 31,
	2002	2003	2004	2004
	Euro	Euro	Euro	U.S.$
				(unaudited)
Operating Activities
Net loss	(138,327)	(118,099)	(113,530)	(153,697)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	95,943	87,587	82,521	111,717
Amortization of financing fees and other	6,991	6,579	7,377	9,987
Amortization of deferred revenue	(16,527)	(16,260)	(17,574)	(23,792)
Non-cash interest expense — Convertible Second Secured Loan	31,079	42,060	48,950	66,269
Write-off of capitalized financing fees	14,696	—	—	—
Stock option compensation expense	1,377	123	36	49
Deferred income taxes	10,980	16,654	1,780	2,410
Other	78	78	83	112
Changes in assets and liabilities, net of effects of business acquisitions and disposition:
Trade accounts receivable	2,122	514	2,282	3,089
Other assets	5,081	(1,149)	3,594	4,866
Accounts payable	(9,010)	(3,790)	(900)	(1,218)
Accrued expenses	10,696	10,800	2,818	3,815
Deferred revenue	15,912	16,753	17,547	23,755
Other	—	383	(170)	(230)

Net cash provided by operating activities	31,091	42,233	34,814	47,132

Investing Activities
Acquisitions of businesses and networks, net of cash acquired	(375)	—	—	—
Purchases of property and equipment	(36,861)	(32,701)	(33,745)	(45,684)
Proceeds from sale of property and equipment	224	231	103	139

Net cash used in investing activities	(37,012)	(32,470)	(33,642)	(45,545)

Financing Activities
Proceeds from credit facilities	42,000	5,000	—	—
Proceeds from term loan	375,000	—	—	—
Repayments of credit facilities	(375,000)	—	—	—
Repayment of bank debt	—	(310)	—	—
Net proceeds from overdrafts	(1,979)	(7,291)	(3,389)	(4,588)
Payments of other financing fees	(22,211)	—	—	—
Repayments of sale-leaseback obligations	(3,977)	(2,712)	(1,327)	(1,797)
Payments of deferred purchase obligations	(10,043)	—	(473)	(640)

Net cash provided by (used in) financing activities	3,790	(5,313)	(5,189)	(7,025)

Net (decrease)/increase in cash and cash equivalent	(2,131)	4,450	(4,017)	(5,438)
Cash and cash equivalents at beginning of year.	2,933	802	5,252	7,110

Cash and cash equivalents at end of year	802	5,252	1,235	1,672

See accompanying notes to consolidated financial statements.

1.	GENERAL

     Basis of Presentation

     PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda, also German stock corporations, had been in existence since 1992 and 1983, respectively. Under US GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

     Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to the Netherlands.

     Prior to December 31, 1999, the Company prepared and reported its consolidated financial statements in Deutsche Marks (“DM”). With the introduction of the Euro (“€” or “Euro”) on January 1, 1999, the Company has presented the accompanying consolidated financial statements in Euro. All amounts herein are shown in Euros and for the year ended December 31, 2004 are also presented in U.S. dollars (“$”), the latter being unaudited and presented solely for the convenience of the reader at the rate of $1.3538 = €1.00, the Noon Buying Rate of the Federal Reserve Bank of New York as per December 31, 2004. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

     The financial statements have been prepared by management in accordance with U.S. generally accepted accounting principles on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. Accordingly, the financial statements do not include any adjustments to recorded asset values that might be necessary should the Company be unable to continue as a going concern.

     In addition to the current working capital deficiency and a shareholders’ deficit, the Company incurred losses of €138.3 million, €118.1 million and €113.5 million for the years ended December 31, 2002, 2003 and 2004, respectively. Interest expense was approximately €109.4 million, €113.1 million and €122.8 million for the years ended December 31, 2002, 2003 and 2004, respectively. As a result of the interest expense obligations under the Company’s bank debt (see Note 9), management expects losses to continue into the foreseeable future.

     On December 9, 2004 the Company issued an Ad Hoc notice disclosing that PrimaCom AG and PrimaCom Management GmbH, a wholly owned subsidiary of the Company, had filed a law suit at the District Court Mainz against the holders of the Second Secured Loan under the Second Secured Credit Facility. The principal amount of the second secured loan is €375,000,000 (plus an amount of accrued interest). The law suit asked the court to determine whether PrimaCom AG and PrimaCom Management GmbH are obligated to pay the interest of the Second Secured Loan or whether the Second Secured Lenders are not able to enforce possible existing interest claims.

     The Ad Hoc notice explained that the law suit is based on expert opinions obtained from the renowned accounting partnership (Wirtschaftsprüfersozietät) LKC Kemper Czarske v. Gronau Berz — functioning as independent investigator — as well as from Prof. Dr. Armbrüster on usurious credit and additionally an expert opinion from a renowned insolvency office — that the Second Secured Loan has an equity character, as defined in German law.

     Should the law suit be successful in all points then no interest would have to be paid over the entire term of the second secured loan and interest already paid would be refundable to the Company.

     On December 21, 2004 PrimaCom Management GmbH filed a further affirmative action claim at the District Court Frankfurt am Main against the Second Secured Lenders. In the affirmative action claim the court was asked to declare on whether the pledges of shares in certain of the Company’s subsidiaries as collateral for the Second Secured Loan are invalid and/or currently not enforceable.

     Both court cases are currently pending.

     As a consequence of the above developments and in particular due to the claimed equity character of the Second Secured Loan, it is not permissible under German insolvency law to continue to make interest payments as long as, and until a solution to the Company’s financial crisis is found. Therefore, the Company did not make the scheduled interest payment for on the Second Secured Loan which was due on December 31, 2004 and was served with a notice of default on January 6, 2005. This also triggered a cross default of the Senior Credit Facility. During the 60 day standstill period governed by the inter-creditor agreement, the Company received waivers from the Senior Lenders for the cross default under the Senior Credit Facility and since then on a monthly basis, in order for the Company to be able to make use of the Senior Credit Facility on a monthly revolving basis. In addition a claim was filed by the Second Secured Lenders in London for a declaration that the provisions of the Second Secured Facility Agreement, which oblige PrimaCom to pay interest to the Second Secured Lenders are valid and enforceable. However this case has been stayed pending the outcome of the German proceedings referred to above.

     On March 8, 2005 following expiration of the standstill period the Second Secured Lenders served PrimaCom AG with a notice of default and demand in which they have declared all of the Second Secured Loan immediately due and payable together with accrued interest and all other sums due under the Second Secured Credit Facility Agreement. In a separate letter PrimaCom Management GmbH, who are guarantors of the Second Secured Loan, was notified of the above event of default. Under the terms of the inter-creditor agreement the Second Secured Lenders will be entitled, on July 6, 2005, to accelerate and enforce their claims on PrimaCom Management GmbH on expiry of 180 days following the original default notice

     Since March 8, 2005 for PrimaCom AG and from July 7, 2005 for PrimaCom Management GmbH the Second Secured Lenders are/will be entitled to petition or apply or vote in favour of any resolution for the winding up, dissolution, administration of or voluntary arrangement or insolvency proceedings in relation to PrimaCom AG and PrimaCom Management GmbH, respectively. Management believes that such enforcement action will be difficult given the pending court cases in Germany mentioned above and in any case that an assessment of the risks must be considered in light of any remedies or actions available to the Senior Lenders (whose claims to recoveries rank before those of the Second Secured Lenders).

     In addition to the interest obligations under the Second Secured Credit Facility, the Company and PrimaCom Management GmbH must also comply with specific financial covenants included in the Senior Credit Facility Agreement and the Second Secured Credit Facility Agreement. Although the Company and PrimaCom Management GmbH have been able to comply with these covenants through December 31, 2004 (except that the Company was unable to comply with a pro forma debt service ratio covenant under the Senior Credit Facility Agreement for the testing period ending December 31, 2004, and obtained a waiver from the Senior Lenders in respect of that non-compliance), management anticipates that the Company will not be able to comply with certain of these covenants in 2005. This non-compliance could result in the obligations of PrimaCom Management GmbH under the Senior Credit Facility becoming immediately payable to the Senior Lenders (the Second Secured Loans having already been declared immediately payable by PrimaCom AG and could therefore not be accelerated again as a result of any such non-compliance). In the case of a violation of a debt covenant, a waiver would need to be obtained from the lenders. The Company anticipates that it will not be able to obtain waivers if a violation of these covenants occurs and will not have the funds available to repay the debt if required by the lenders. Consequently the amounts outstanding under both, the Senior and Second Secured Facilities, have been reclassified to Current Liabilities.

     In addition under the amortization schedule of Senior Credit Facility Agreement, PrimaCom Management GmbH will be required to make repayments of principal of approximately €57 million in 2005. The Company does not anticipate that operating cash flows of the Company will be sufficient to meet this schedule and therefore will run into liquidity problems in the second half of 2005. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

     As a result of these conditions the Company has embarked on a restructuring plan under which it intends to sell its 100% subsidiary Multikabel, use the proceeds to repay the current Senior Facility, enter into a new senior loan agreement for the German business and use the proceeds to buy out the Second Secured Loan. While Management has made substantial progress and continues with negotiations and believes this to be viable option for the Company, Management can give no assurances on whether the Company will be able to obtain the necessary consents from the Second Secured Lenders to sell Multikabel, or whether the Company will be successful in obtaining a refinancing, nor on the extent to which the Company will be successful in negotiating a discharge of the Second Secured Facility.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Principles

     The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”).

     Consolidation

     The consolidated financial statements include the accounts of PrimaCom and its majority owned subsidiaries. All significant intercompany accounts and consolidation transactions have been eliminated.

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

     Repairs and maintenance are charged to expense during the financial period in which they are incurred.

     In 2002, 2003 and 2004, the Company capitalized €3,676,000, €2,801,000 and €2,212,000, respectively, of interest costs related to the construction of networks.

     Goodwill and Customer Lists

     Goodwill represents the excess of cost over the fair value of net assets of acquired businesses Goodwill is tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value. Other intangible assets are amortized over their useful lives.

     In 2002, 2003 and 2004, the Company performed the required annual impairment tests. As a result of those tests, goodwill was not determined to be impaired. The Company determined fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in a need to adjust the determination of fair value.

     Customer lists were acquired by the Company in 2000 and 2001 primarily as part of the Multikabel and Quicknet B.V. acquisitions, respectively. The changes in the carrying value of customer lists are as follows:

	December 31,
	2002	2003	2004
	(€ in thousands)
Customer lists:
Acquisition cost January 1,	59,240	59,240	61,325
Additions	—	2,085	—
Disposals	—	—	—
Accumulated amortization December 31,	(11,350)	(16,622)	(21,928)

Net carrying amount December 31,	47,890	44,703	39,397

     The Company expects the amortization expense for the customer lists to be as follows:

(€ in thousands)
2005	5,306
2006	5,306
2007	5,306
2008	5,306
2009	5,306

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

     In 2004, the discounted cash flow calculation did not indicate that an impairment of the long-lived assets existed. In 2003 the Company recorded extra write-downs of approximately €3.0 million largely attributable to impairment in both Germany and the Netherlands on certain long-term assets associated with the digital cable business.

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

Advertising Costs

     Advertising costs are charged to expense as incurred. The Company incurred advertising costs in 2002, 2003 and 2004 totaling €2,769,000, €2,072,000 and €1,839,000, respectively.

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

Fair Value of Financial Instruments

     The carrying value of financial instruments such as cash, accounts receivable, accounts payable and, as mentioned in footnote 1 “Basis of Presentation” the amounts outstanding under both, the Senior and Second Secured Facilities, approximate their fair value based on the short-term maturities of these instruments.

Use of Estimates

     The preparation of financial statements in conformity with US generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

     Certain amounts in the prior years (cost of sales, selling, general and administrative, overhead) have been reclassified to conform with the 2004 consolidated financial statement presentation.

3.	ACCOUNTS RECEIVABLE

     Trade accounts receivable consists of the following:

	December 31,
	2002	2003	2004
	(€ in thousands)
Trade accounts receivable — gross	12,994	12,448	10,034
Allowance for doubtful accounts	(6,118)	(6,086)	(5,954)

Trade accounts receivable — net	6,876	6,362	4,080

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

	December 31,
	2002	2003	2004
	(€ in thousands)
Allowance for doubtful accounts:
Balance at the beginning of the year	1,884	6,118	6,086
Charged to cost and expenses	4,243	2,422	1,669
Write-offs and other	(9)	(2,454)	(1,801)

Balance at the end of the year	6,118	6,086	5,954

4.	PROPERTY AND EQUIPMENT

     The components of property and equipment are as follows:

	December 31,
	2002	2003	2004
	(€ in thousands)
Cable television networks	770,868	792,994	832,219
Equipment and fixtures	56,624	56,917	58,055
Land and buildings	4,378	5,944	6,021
Other	15,010	16,511	17,775
Construction in progress	23,923	24,510	16,306

Total	870,803	896,876	930,376
Less accumulated depreciation	(350,578)	(427,278)	(503,210)

Property and equipment — net.	520,225	469,598	427,166

     Depreciation expense on property and equipment was €90,154,000, €81,012,000 and €76,061,000 for 2002, 2003 and 2004, respectively. In 2002, depreciation expense includes approximately €12,944,000 for an impairment charge of cable networks. In 2003, the Company recorded a charge of approximately €3.0 million largely attributable to impairment, in both Germany and the Netherlands, on certain long term assets associated with the digital cable business.

5.	SALE-LEASEBACK

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

	December 31,
	2002	2003	2004
	(€ in thousands)
Borrowings under sale-leaseback obligations	5,616	2,904	1,577
Current portion thereof	2,713	1,327	966

Non-current portion	2.903	1,577	611

     Future minimum payments under capital leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2004:

(€ in
thousands)
2005	1,073
2006	607
2007	28

Total minimum lease payments	1,708
Less interest	(131)

Present value of minimum capitalized lease payments	1,577

     Assets under capital leases are included within property and equipment as follows:

	December 31,
	2002	2003	2004
	(€ in thousands)
Cable television networks Cable television networks	29,320	29,320	29,320
Less accumulated depreciation Cable television networks	(17,168)	(19,616)	(22,063)

Cable television networks—net Cable television networks	12,152	9,704	7,257

     Depreciation expense on assets recorded under capital leases approximated, €2,447,000, €2,447,000 and €2,447,000 in 2002, 2003 and 2004, respectively.

6.	BANK AND OTHER DEBT

     Bank and other debt consist of the following:

	December 31,
	2002	2003	2004
	(€ in thousands)
Borrowings under Senior Facility	489,500	494,500	491,111
Convertible Second Secured Loan	406,079	448,139	497,089
Overdrafts	7,295	—	—
Other	309	—	—

Total bank and other debt	903,183	942,639	988,200
Less current portion thereof	309	—	988,200

Long term debt	902,874	942,639	—

     On September 18, 2000, the Company entered into a credit facility (hereafter the “Facility”) with a number of banks. The total aggregate amount of the Facility was €1,000,000,000, comprised of a €985,000,000 Revolving Credit Facility and a €15,000,000 Overdraft Facility.

     Under the terms of the Revolving Credit Facility and the Overdraft Facility, the Company may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009.

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

     In connection with the release of CVR’s on September 30, 2001 and December 31, 2001, the Company recorded €1,063,000 to other assets and additional paid-in capital for the fair value of the CVR’s on this date. The amount capitalized in other assets was amortized as a bank debt interest straight-line over the remaining life of the Senior Working Capital Facility. Amortization expense relating to CVR’s included in other assets was approximately €147,000 and €133,000, in 2002 and 2003, respectively. The remaining balance of €764,000 in other assets related to CVR’s was written off at the time of cancellation.

     In 2001, the Company received commitments from groups of international banks to amend its existing €1,000,000,000 Facility and €375,000,000 Senior Working Capital Facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. In 2002, the Company incurred fees totaling approximately €7,388,000, in connection with the amendment.

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

     The Senior Working Capital Facility was converted into a €375,000,000 Convertible Second Secured Term Loan Facility (“Second Secured Loan”), which was utilized in full and those borrowings were used to repay an equivalent amount of the outstanding borrowings under the €1,000,000,000 Facility. As a result, the lending commitment under the €1,000,000,000 Facility was reduced ahead of the original schedule by the amount of the €375,000,000 payment to €625,000,000. The Second Secured Loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on or after December 31, 2004.

     Under the terms of the modified Facility, the available commitment amount is reduced in quarterly amounts to the amounts reflected below as of December 31 of the years indicated:

Available commitment
Year ended	and overdraft
(€ in thousands)
2004	506,111
2005	448,333
2006	390,556
2007	318,333
2008	214,333
2009	—

     At December 31, 2004, the Company had no unused availability under the Revolving Credit Facility. The interest rate on the Revolving Credit Facility was 4.43% at December 31, 2004.

     At December 31, 2004, the Company had unused availability under the Overdraft Facility of €15,000,000. The interest rate on the Overdraft Facility was 7.0% at December 31, 2004.

     The Second Secured Loan balance bears an interest rate from 18.0% to 20.0% over the term of the loan. As of December 31, 2004, the interest rate was 20.0%, which includes both a cash interest portion and a non-cash interest portion. The Company is required to pay cash interest on a quarterly basis on the principle amount of €375,000,000 at an interest rate of 12.0% beginning on December 31, 2003. The remaining interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     As of June 5, 2002, the Company had approximately €23,584,000 of capitalized debt issuance costs related to the original Facility and Senior Working Capital Facility, respectively. In addition, the Company paid €15,284,000, in fees in connection with March 26, 2002 modification.

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

     As of December 31, 2002, 2003 and 2004, the Company had net capitalized bank financing fees totaling approximately €39,323,000 and €33,400,000 and €27,477,000, respectively, which are included in other assets. These capitalized bank fees are being amortized as bank debt interest over the remaining term of the Facility and Second Secured Loan. Interest expense related to bank financing fees was €17,812,000, €5,923,000 and €5,923,000, for 2002, 2003, and 2004, respectively.

     As a result of defaults under the credit facility agreements as discussed in Note 1, all bank debt has been classified as current.

	December 31,
	2002	2003	2004
	(€ in thousands)
Cash paid for interest:
Bank and other debt	54,556	60,023	70,172
Sale-leaseback transaction	828	431	210

	55,384	60,454	70,382

7.	FINANCIAL INSTRUMENTS

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

     These contracts do not qualify for special hedge accounting and are therefore marked-to-market each period through earnings (loss) as a component of interest expense. Interest expense/income relating to the change in fair value of these financial instruments was approximately (€3,615,000) in 2003 and (€1,907,000) 2004, respectively. In 2004, the Company recorded approximately €412,000 in additional interest expense for payments to the counter-party as a result of interest rates falling below the floor. All contracts expired during 2004, therefore, none are outstanding at December 31, 2004.

8.	RELATED PARTY TRANSACTIONS

     The Company has a 15.7% investment in Mediakabel B.V., a consortium of cable television operators in the Netherlands organized to provide digital television services. The Company paid Mediakabel digital cable services fees of approximately €2,700,000, €900,000 and €410,000 in 2002, 2003 and 2004, respectively. These costs are exclusive of content costs or license fees. The considerable decrease of the service fees is caused by reorganizing the operations within Mediakabel and with the (temporary) cancellation of the interactive and pay-per-view services within the digital offer.

     The Company has started to build its own digital headend and will transmit the digital streams and conditional access from Alkmaar in the course of 2005. During 2005 Mediakabel will remain operational to the Company as a back-up for the new digital headend systems.

     The Company uses services of BFE Nachrichtentechnik GmbH for installation, repair and maintenance of cable networks, which is indirectly owned by Mr. Wolfgang Preuß. In 2003 and 2004, the Company paid approximately €481,000 and €481,000, respectively, for these services.

     Mr. Wolfgang Preuß, who has been a member of our supervisory board from June 8, 2004 until June 30, 2004 and a member of our management board from June 30, 2004, is also a member of the management board of TEKOMAG AG, which provides certain services to the Company pursuant to the resolution of the supervisory board dated July 15, 2004. For the year ended December 31, 2004, the total payments to TEKOMAG AG were approximately €11,300.

     Law firm Rechtsanwälte Kleber Eble & Hock, which is owned by, among other, two members of our supervisory board, Mr. Heinz Eble and Mr. Erwin Kleber, provides legal services to the Company. For the years ended December 31, 2004, the total payments to Rechtsanwälte Kleber Eble & Hock were approximately €137,600.

     Mr. Manfred Preuß, a brother of Mr. Wolfgang Preuß, provides certain services to the Company pursuant to a contract dated July 15, 2004. For the year ended December 31, 2004, the total payments to Mr. Manfred Preuß were approximately €286,000.

9.	INCOME TAXES

     For financial reporting purposes, the Company and its consolidated subsidiaries calculate their respective tax liabilities on a separate return basis which are combined in the accompanying consolidated financial statements.

     The provisions for income tax benefit (expense) consisted of the following:

	Years ended December 31,
	2002	2003	2004
	(€ in thousands)
Current	35,561	(7,637)	(7,251)
Deferred	(46,541)	(16,654)	(1,780)

Total income tax	(10,980)	(24,291)	(9,031)

     The components of loss before income taxes by jurisdiction are as follows:

	Years ended December 31,
	2002	2003	2004
	(€ in thousands)
Germany	(69,744)	(51,862)	(59,842)
The Netherlands	(44,565)	(41,947)	(44,657)

	(114,309)	(93,809)	(104,499)

     The effective income tax rate for the years ended December 31, 2004, 2003 and 2002 was 9.6%, 26.9% and 6.0%, respectively. The following table reconciles the expected income taxes computed by applying Company’s combined German corporate tax rate of 39.9% (2003: 40.9%; 2002: 39.7%) to the actual income tax expense. The Company’s 2004 combined German corporate tax rate includes a corporate income tax rate after the benefit of deductible trade tax of 20.6% (2003: 21.7%; 2002: 20.6%) plus a solidarity surcharge thereon of 1.1% (2003: 1.2%; 2002: 1.1%) and trade taxes of 18.0% (2003: 18.0%; 2002: 18.0%).

	Years ended December 31,
	2002	2003	2004
	(€ in thousands)
Computed income tax benefit at statutory rates	45,381	38,368	41,770
Foreign tax rate differential	(2,540)	(2,894)	(2,443)
Non-deductible interest expense on trade taxes	(7,674)	(11,978)	(13,865)
Benefit on intercompany transactions	—	—	7,059
Change in valuation allowance	(60,382)	(53,728)	(39,384)
Optimization of tax returns	15,907	1,847	1,736
Other	(1,672)	4,094	(3,904)

Total income tax (expense) benefit	(10,980)	(24,291)	(9,031)

     In 2002, the Company finalized and amended corporate and trade tax returns for certain of its subsidiaries. As a result, the Company recorded a deferred tax benefit of €15,907,000 due to the increase in the cumulative tax loss carry forwards and recorded a corresponding valuation allowance.

     In 2002, related to the finalization of the accounting for the acquisition of its Multikabel subsidiary, the Company recorded additional deferred tax liabilities and goodwill of approximately €39,000,000.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 2002, 2003 and 2004 are presented below:

	December 31,
	2002	2003	2004
	(€ in thousands)
Deferred tax assets:
Net operating loss carryforwards	149,272	186,581	218,725
Property and equipment	55,344	49,588	45,395
Intangibles	—	423	409
Financial instruments	1,821	424	—
Other	1,000	804	—

	207,437	237,820	264,529
Less — valuation allowance	(113,722)	(167,450)	(206,834)

	93,715	70,370	57,695

Deferred tax liabilities:
Property and equipment	(49,382)	(47,085)	(40,370)
Intangibles	(14,614)	(12,410)	(10,986)
Financing fees	(14,834)	(12,543)	(10,494)
Other	(3,714)	(3,815)	(3,108)

	(82,544)	(75,853)	(64,958)

Net deferred tax asset/(liability).	11,171	(5,483)	(7,263)

     As of December 31, 2004, the Company had available in Germany a total of tax loss carryforwards for corporate income tax of approximately €460,692,000 and for trade tax of approximately €261,943,000. In addition, the Company had in the Netherlands cumulative tax loss carryforwards of approximately €160,119,000. Under current German and Netherlands tax laws, these loss carryforwards have an indefinite life and may be used to offset future taxable income. In 2002, 2003 and 2004, no cash was paid for income taxes.

10.	COMMITMENTS

     The Company obtains certain programming directly from other net-level 3 provider through various signal delivery contracts. The signal delivery contracts with Kabel Deutschland are generally for a fixed period of time and are subject to negotiated renewal. Under these contracts the Company typically pays to the vendors either a flat fee or a fee per customer that is determined by reference to a published fee schedule. As of December 31, 2004, the Company had a total commitment of approximately €87,279,000 through 2010, the date upon which the last agreement expires. For the years ended December 31, 2002, 2003 and 2004 total Kabel Deutschland fees expensed amounted to approximately €20,857,000, €22,697,000 and €23,741,000, respectively, and are included in operations expense.

     The Company entered into certain agreements with film providers to purchase film rights through 2005. License expense relating to these film right agreements was approximately €1,190,000, €955,000 and €1,274,000 in 2002, 2003 and 2004, respectively.

     The Company leases other providers’ networks, certain office equipment and vehicles. Lease terms generally range from three to five years with the option to renew at varying terms. Rental expense was €3,135,000, €2,901,000 and €2,363,000 in 2002, 2003 and 2004, respectively.

     Future minimum payments under Kabel Deutschland commitments, film commitments and non-cancelable operating leases with initial or remaining terms in excess of one year consisted of the following at December 31, 2004:

	Signal-delivery	Films	Operating Leases	Total
	(T€)	(T€)	(T€)	(T€)
2005	25,088	550	5,794	31,432
2006	16,589	400	3,637	20,626
2007	13,489	400	3,386	17,275
2008	13,478	—	3,264	16,742
2009	13,478	—	1,626	15,104

Thereafter	5,157	—	2,157	7,314

Total	87,279	1,350	19,864	108,493

11.	STOCK OPTION PLANS

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

     Stock option activity as of December 31, 2004 is as follows:

			Weighted average
			fair value of
	Number of	Weighted average	options granted
	Shares	exercise price	during the year
		(in €)	(in €)
Outstanding at December 31, 2001	842,354	33.90

Granted	200,000	2.19	0.48
Exercised	—
Expired	—
Forfeited	26,684	23.34

Outstanding at December 31, 2002	1,015,670	27.71

Exercised	—
Expired	—
Forfeited	13,045	43.38

Outstanding at December 31, 2003	1,002,625	27.52

Granted	200,000	0.56	0.88
Exercised	—
Expired	(691,785)	31.36
Forfeited	(50,766)	8.07

Outstanding at December 31, 2004	460,074	12.16

Options exercisable at December 31, 2004	96,185	52.54

     The options outstanding by range of exercise price at December 31, 2004 are as follows:

Outstanding				Exercisable
		Weighted-Average
		Remaining
Range of Exercise Prices	Number	Contractual Life	Weighted-Average	Number	Weighted-Average
(€)	Outstanding	in years	Exercise Price	Outstanding	Exercise Price
			(€)		(€)
0.42	63,889	2.75	0.42	—	—
0.55 – 0.56	200,000	4.47	0.56	—	—
4.04	100,000	2.16	4.04	—	—
49.19	80,084	0.02	49.19	80,084	49.19
62.31	10,420	0.65	62.31	10.420	62.31
81.87	5,681	0.31	81.87	5,681	81.87

	460,074			96,185	52.54

     Compensation expense totaled €1,377,000, €123,000 and €36,000 in 2002, 2003 and 2004, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used:

	2002	2003	2004
Risk free rate of interest	3.4%-5.1%	—	5.5%
Expected dividend yield	0.0%	—	0.0%
Expected life	3.0 years	—	3.0 years
Expected volatility	81%	—	134.4%

12.	CONTINGENCIES

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, the Company has accrued approximately €4,189,000, €6,051,000 and €6,218,000 as of December 31, 2002, 2003 and 2004, respectively.

     In December 2004, the Company filed a law suit at the District court of Mainz against the holders of the Second Secured Loan. The law suit should determine whether the Company and its subsidiary, PrimaCom Management GmbH, is obligated to pay the interest of the second secured loan. This implies that no interest would have to be paid over the entire term and that interest already paid should be refunded to the Company. Furthermore due to the conversion feature and therefore, the equity character of the Second Secured Loan, as furnished by an expert opinion, it is not possible under German law to continue to make interest payments as long as and until a solution to the financial crisis is found.

     In December 2004, the Company filed an affirmative action claim against the Second Secured Lenders at the District Court of Frankfurt am Main. The court has been asked to declare on whether the pledges of shares of the subsidiaries of the Company, as collateral for the Second Secured Loan, are invalid, as at that time the requirements of the German Civil Code have not been met and therefore the security pledges of GmbH shares are, currently, not enforceable.

     In February 2001, Eisenhüttenstädter Wohnungsbaugenossenschaft e. G. sought confirmation at the regional court (Landgericht) in Frankfurt (Oder) that its concession agreement with a term of 25 years could be terminated earlier because the agreement contains an invalid standard non-negotiated term regarding the duration of the contract. The court has held that the concession agreement is terminable after 12 years on July 30, 2003. The Company is party to the proceedings has appealed this decision to the superior court (Oberlandesgericht) in Brandenburg. The appeal was dismissed on April 16, 2002. The pertinent Group Company has appealed the judgement of the superior court to the federal court of justice (Bundesgerichtshof — BGH). On December 6, 2002 the BGH reversed the judgment of the superior court and removed the action for a new hearing and decision since the superior court has not sufficiently analyzed the concession agreement and an overall consideration of services, rights and duties is missing. The last hearing at the superior court in Brandenburg was on December 18, 2003. An order to take evidence has been pronounced on January 20, 2004. The next hearing at the superior court in Brandenburg will be on August 16, 2005.

     In January 2002, Vereinigte Wohnungsgenossenschaft Arnstadt von 1954 e.G. through which the pertinent Group Company serves 3,018 subscribers sought judicial confirmation that its concession agreement with a term of 25 years could be terminated earlier. The last hearing at the chamber of commerce (Kammer für Handelssachen) in Erfurt was on June 26, 2003. Our intention to reach a settlement failed. On September 4, 2003 the court ordered that the parties have to answer certain questions raised by the court. The Company complied with the order. A new hearing has been scheduled for June 3, 2005.

     In December 2002, the Company sought judicial confirmation that the 25-year-term concession agreement with Wohnungsbaugenossenschaft “Hellersdorfer Kiez” eG through which the Company has served 2,058 subscribers could not be terminated earlier. The last hearing at the chamber of commerce (Kammer für Handelssachen) in Berlin was on September 3, 2003. The court pronounced a hearing of evidence and the appointment of an expert on November 12, 2003. The appointed expert was given instructions at a hearing which took place on January 18, 2005. The report of the expert has not yet been received.

     In December 2003 the Company bought the cable assets from Schellhammer GmbH in Singen. A contractual withdrawal had been carried on by the pertinent Group Company. Schellhammer filed an action against the Company in November 2004. A first hearing took place on February 2, 2005. A judgement should be pronounced on May 3, 2005.

     The Company bought shares of TKG Eisenhüttenstadt. The European Commission claims an incorrect bid. This could cause an action before the European Court of Justice.

     In the Netherlands, Multikabel and Canal+ have waived all their arbitrary and regulatory proceedings about the carriage or “access” fees, following the signing of new distribution agreements. In the spring of 2005 Multikabel will start to carry Canal+ on its own digital platform.

     GKNH, one of the former shareholders of the Company, started an arbitration procedure against the Company about the costs involved with the acquisition of Multikabel by PrimaCom. These costs were for the account of the former shareholders, but were invoiced to GKNH by the Company. Multikabel recharged these costs to GKNH including VAT. Due to the fact that this former shareholder can not deduct VAT, they dispute the invoice and claim compensation (€483,185.62). The Arbitrary court, after having referred both parties unsuccessfully to the tax authorities for settlement, decided in favor of GKNH in October 2004 and the compensation was paid.

     GKNH and 42 other former shareholders of Multikabel have also initiated arbitration against PrimaCom Netherlands Holding BV and PrimaCom AG. This regards a dispute related to the penalties that the Company should pay because of early repayment of certain Facility Agreements of the Company, as a result of the acquisition of Multikabel by PrimaCom Netherlands Holding. GKNH claims payment of NLG 1,543,881.58 (€700,582.92) from the Company. In turn, the Company counterclaims compensation of the total amount of penalties (€1,025,855) or, alternatively, a part of the penalties (€695,488.06) from GKNH. The first arbitrary hearing was in March 2003; a second one was in June 2004. Arbitrators finally gave their verdict in March 2005 and decided fully in favor of PrimaCom.

     A former Multikabel management board member has again summoned the Company for the civil court for severance payments equal to five years of salaries. In the previous court case the claimer was awarded approximately 25% of the requested payments, but based on a recent Dutch Supreme Court jurisdiction the plaintiff sees reasons for a new case. A decision is expected in the course of 2005.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

13.	SHAREHOLDERS’ EQUITY/DEFICIT

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

     Dividends may only be declared and paid from the accumulated retained earnings (after deduction of certain reserves) shown in the Company’s annual German statutory unconsolidated accounts. Such amounts differ from the total of shareholders’ deficiency as shown in the consolidated financial statements as a result of the adjustments made to present the consolidated financial statements in accordance with US GAAP. As of December 31, 2004, the Company’s German statutory accounts reflect no retained earnings available for distribution.

     In 2003, the Company sold 12,500 treasury shares. As a result, registered capital increased by €32,000 to €50,614,000 and additional paid in capital decreased by €28,000.

14.	LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Years ended December 31,
	2002	2003	2004
Numerator:
Numerator for basic and diluted earnings per share — loss from operations (€ in thousands)	(138,327)	(118,099)	(113,530)
Denominator:
Denominator for basic and diluted earnings per share — weighted average shares	19,786,052	19,794,271	19,798,552

Basic and diluted loss from operations per share (€)	(6,99)	(5,97)	(5,73)

     Outstanding stock options and contingent value rights are excluded from the loss per share calculation because the effect would be antidilutive.

15.	SEGMENT DISCLOSURE

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

(in € 000)	2002	2003	2004
Germany
Analog cable	115,226	114,990	112,833
Digital cable	713	730	665
High-speed Internet	1,417	1,816	2,340
Other revenue	4,235	4,769	6,142

	121,591	122,305	121,980
The Netherlands
Analog cable	33,510	37,616	42,411
Digital cable	557	705	931
High-speed Internet	17,711	26,140	32,522
Other revenue	8,673	11,182	12,869

	60,451	75,643	88,733

Total revenues	182,042	197,948	210,713

Germany	(17,871)	7,017	3,487
The Netherlands	1,001	12,377	17,737

Total operating profit (loss)	(16,870)	19,394	21,224

Germany	63,855	58,777	62,432
The Netherlands	45,566	54,322	60,357

Total interest expense	109,421	113,099	122,789

Germany	67,157	55,658	49,177
The Netherlands	28,786	31,929	33,344

Total depreciation and amortization	95,943	87,587	82,521

Germany	204,409	206,411	206,270
The Netherlands	203,167	198,002	192,837

Total goodwill and customer lists	407,576	404,413	399,107

Germany	584,032	538,454	496,379
The Netherlands	352,270	376,302	361,269

Total long-lived assets	936,302	914,756	857,648

Germany	623,063	587,329	530,427
The Netherlands	462,655	418,433	396,511

Total assets	1,085,718	1,005,762	926,938

Germany	20,032	15,398	13,558
The Netherlands	17,204	17,303	20,187

Total capital expenditures	37,236	32,701	33,745

EXHIBITS

INDEX

Exhibit
Number	Description of Exhibit
3.1*	English translation of the Articles of Association
3.2*	Standing Orders for the management board
3.3*	Rules for Procedure of the supervisory board
8.1**	List of subsidiaries
12.1	Certification of Hans-Werner Klose pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	Certification of Wolfgang Preuß pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on April 2, 2003

**	Incorporated by reference to Item 4.C.