Form 20-F/A
PRIMACOM AG
filed 2005-05-19
CIK 1077945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934
For such transition period from ______to ______

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

     The registrant hereby amends its Annual Report on Form 20-F filed on April 29, 2005, to disclose as management compensation (in Item 6) and as related party transactions (in Item 7) certain stock options granted to members of the registrant’s management board in the year 2004.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	3
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	10
ITEM 19.	EXHIBITS	13
EXHIBITS		14
EXHIBIT 12.1
EXHIBIT 12.2
EXHIBIT 13.1

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

	Age	Position on the management board	Date of Appointment
Jens Kircher1).	41	Chief Operating Officer	October 1, 2002

Hans Klose.	55	Member of the management board	June 14, 2004

Tony Abraham Merin2)	58	Member of the management board	June 14, 2004

Wolfgang Preuß.	57	Chief Executive Officer	June 30, 2004

Stefan Schwenkedel3)	45	Chief Financial Officer	March 1, 2002

1)	Mr. Kircher left our management board on June 14, 2004.

2)	Mr. Merin left our management board on November 15, 2004.

3)	Mr. Schwenkedel left our management board on June 14, 2004.

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

     Hans Klose was appointed as member of PrimaCom’s management board on June 14, 2004. After he graduated from the Fachhochschule Mainz, he worked at the Landesbank Rheinland-Pfalz inter alia at the loan department for medium sized companies. Since 1984 until 1992, Mr. Klose was head of finance at Süweda and had full power of attorney at Süweda AG. In addition, Mr. Klose was managing director of several associated companies of Süweda. Since 1992 Mr. Klose is managing partner at KVR GmbH, Ingelheim.

     Tony Abraham Merin was appointed as member of PrimaCom’s management board on June 14, 2004. Mr. Merin left the management board on November 15, 2004.

     Wolfgang Preuß was appointed as PrimaCom’s Chief Executive Officer on June 30, 2004. Mr. Preuß owns 13.61 % of the stocks of PrimaCom AG, and was for many years a member of the board of Süweda AG, which was one of the original parent companies of PrimaCom AG.

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

	Age	Principal Occupation
Class A
Peter Bogner1)	44	Chief Executive, The Bogner Organization
Shane O’Neill2)	42	Chief Strategy Officer, UGC Europe and President, chellomedia n.v.
Bruno Kling	48	Consultant
Markus Straub	35	Member of the management board of “Schutzgemeinschaft der Kapitalanleger”

Class B
Dr. Christian Schwarz-Schilling3)	74	Retired Minister in the government of the Federal Republic of Germany; International Arbitrator
Michael Moriarty4)	43	Managing Director, UPC
Boris Augustin	36	Market maker, Archelon Deutschland GmbH
Prof. Dr. Helmut Thoma	65	Lawyer
Heinz Eble	54	Lawyer, law firm Kleber Eble Hock
Harald Petersen	38	Lawyer
Erwin Kleber	53	Lawyer, law firm Kleber Eble Hock

Class C
Brigitte Preuß	44	General Manager, Institut für Diagostik, Präventiv- und Sportmedizin GmbH
Dr. Klaus von Dohnanyi5)	74	Consultant
Christian Kleinsorge	41	Business man

1)	Mr. Bogner left our supervisory board on June 8, 2004.

2)	Mr. O’Neill left our supervisory board on June 8, 2004.

3)	Dr. Schwarz-Schilling left our supervisory board on June 30, 2004.

4)	Mr. Moriarty left our supervisory board on November 25, 2004.

5)	Dr. von Dohnanyi left our supervisory board on June 30, 2004.

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

     For the year ending December 31, 2004, we paid an aggregate of €2,734,760 in cash compensation to Hans Wolfert, former member of the management board, Stefan Schwenkedel, Jens Kircher and Tony Merin — who have left the management board in 2004 — as well as the current management board members Wolfgang Preuß and Hans-Werner Klose for their services as a member of the management board of the Company. On joining the management board Mr. Klose and Mr. Preuss were each granted 100,000 stock options under the company’s stock option plan at an exercise price of €0.55 and €0.56 respectively. The options will expire on June 13 and June 29, 2009 respectively. We do not provide pension, retirement or similar benefits for the members of our management board.

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

Shareholders	Number of shares	In %
United Pan Europe Communication NV (UPC)(1)	4,950,039	25.00
Wolfgang Preuß	2,695,413	13.61
Supervisory board/Management board(2)	218,199	1.10
Free Float	11,934,901	60.28

Total shares in circulation	19,798,552	100.00

Free Float according to the definition of the German Stock Exchange(4)	11,986,103	60.54

(1)	Refer to notification pursuant to sections 21, 22 Securities Trading Act (“STA”).

(2)

Management and supervisory board		Number of shares	In %
Management board	Hans-Werner Klose	4,630	0.16
	Wolfgang Preuß	2,695,413	92.51
Supervisory board	Boris Augustin	3,464	0.12
	Heinz Eble	39,358	1.35
	Erwin Kleber	3,750	0.13
	Christian Kleinsorge	—	—
	Bruno Kling	—	—
	Harald Petersen	—	—
	Brigitte Preuß(2.1)	166,997	5.73
	Markus Straub	—	—
	Prof. Dr. Helmut Thoma	—	—

	Total	2,913,612	100.00

	Total excluding Wolfgang Preuß	218,199

(2.1)	The 166,997 shares of Brigitte Preuß are held by Wolfgang Preuß in trust for Brigitte Preuß and over which they have joint voting power.

(3)

Free Float according to definition of the German Stock Exchange	Number of shares	In %
Free Float	11,934,901	60.28
Executives and Directors	218,199	1.10
Brigitte Preuß	(166,997)	(0.84)

Total shares in circulation	11,986,103	60.54

Directors’ Dealings

	December 31,		December 31,
	2004		2003		Change
	shares	options	shares	options	shares	options
Executive Board
Dr. Jens Kircher (1)	—	100,000	—	100,000	—	—
Hans-Werner Klose (2)	4,630	100,000			—	100,000
Wolfgang Preuß (3)	2,695,413	100,000			—	100,000
Prof. Dr. Stefan Schwenkedel (4)	—	100,000	—	100,000	—	—
Supervisory board Heinz Eble, Chairman	39,358	—	39,358	—	—	—
Prof. Dr. Helmut Thoma, Vice Chairman	—	—	—	—	—	—
Boris Augustin, Vice Chairman	3,464	—	3,464	—	—	—
Peter Bogner (5)	—	—	—	—	—	—
Dr. Klaus von Dohnanyi (6)	—	—	—	—	—	—
Erwin Kleber (7)	3,750	—			—	—
Christian Kleinsorge (8)	—	—			—	—
Bruno Kling (9)	—	—			—	—
Michael Moriarty (10)	—	—	—	—	—	—
Shane O’Neill (11)	—	—	—	—	—	—
Harald Petersen (12)	—	—			—	—
Brigitte Preuß (13)	166,997	—	166,997	—	—	—
Dr. Christian Schwarz-Schilling (14)	—	—	—	—	—	—
Markus Straub (15)	—	—			—	—

Total	2,913,612	400,000	209,819	200,000	—	200,000

(1)	Dr. Jens Kircher left the management board on June 14, 2004. At this time he had 100,000 options but no shares.

(2)	Mr. Hans-Werner Klose was appointed to the management board effective June 14, 2004. At this date he held 4,630 shares and on joining the management board was granted 100,000 options.

(3)	Mr. Wolfgang Preuß was appointed to the supervisory board effective June 8, 2004. At this date he had 2,695,412 shares and no options. Mr. Preuß retired from the supervisory board on June 30, 2004 and was appointed at this date as Chief Executive Officer of the management board. At this date he held 2,695,412 shares and on joining the management board was granted 100,000 options.

(4)	Prof. Dr. Stefan Schwenkedel left the management board on June 14, 2004. At this date he had no shares and 100,000 options.

(5)	Mr. Peter Bogner left the supervisory board on June 8, 2004. At this time he had no shares and no options.

(6)	Dr. Klaus von Dohnany left the supervisory board on June 30, 2004. At this time he had no shares and no options.

(7)	Mr. Erwin Kleber was appointed to the supervisory board effective June 29, 2004. At this date he had 3,750 shares but no options.

(8)	Mr. Christian Kleinsorge was appointed to the supervisory board effective September 13, 2004. At this date he had no shares and no options.

(9)	Mr. Bruno Kling was appointed to the supervisory board effective December 9, 2004. At this date he had no shares and no options.

(10)	Mr. Michael Moriarty left the supervisory board effective June 25, 2004. At this date he had no shares and no options.

(11)	Mr. Shane O’Neill left the supervisory board effective June 8, 2004. At this date he had no shares and no options.

(12)	Mr. Harald Petersen was appointed to the supervisory board effective July 14, 2004. At this date he had no shares and no options.

(13)	The shares held by Mrs. Brigitte Preuß are held in trust for her by Mr. Wolfgang Preuß. They have shared voting power over these shares.

(14)	Dr. Christian Schwarz-Schilling left the supervisory board on June 30, 2004. At this time he had no shares and no options.

(15)	Mr. Markus Straub was appointed to the supervisory board on June 8, 2004. At this time he had no shares and no options.

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

PRIMACOM AG
/s/ Hans-Werner Klose
Name:	Hans-Werner Klose
Title:	Member of the management board

/s/ Wolfgang Preuß
	Name:	Wolfgang Preuß
May 19, 2005	Title:	Chief Executive Officer Date:

EXHIBITS

INDEX

Exhibit
Number	Description of Exhibit
3.1*	English translation of the Articles of Association
3.2*	Standing Orders for the management board
3.3*	Rules for Procedure of the supervisory board
8.1**	List of subsidiaries

12.1	Certification of Hans-Werner Klose pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Wolfgang Preuß pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Incorporated by reference to our Annual Report on Form 20-F for the fiscal year ended December 31, 2002 filed on April 2, 2003

**	Incorporated by reference to Item 4.C.